19

Follow-Up Materials



06014548

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Power Corp. of Canada

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 2 2 2006
THOMSON FINANCIAL

FILE NO. 82- 137 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 6/21/06



POWER CORPORATION OF CANADA

ANNUAL REPORT 2005

POWER CORPORATION OF CANADA

FINANCIAL HIGHLIGHTS

FOR THE YEARS ENDED DECEMBER 31 [in millions of dollars, except per share amounts]	2005	2004
Total revenue	**26,613**	24,343
Operating earnings	**1,071**	954
Operating earnings per participating share	**2.32**	2.08
Net earnings	**1,053**	949
Net earnings per participating share	**2.28**	2.07
Dividends paid per participating share	**0.6500**	0.5531
Consolidated assets	**112,999**	105,940
Consolidated assets and assets under administration	**282,273**	258,246
Shareholders' equity	**7,259**	6,602
Book value per participating share	**14.39**	13.61
Participating shares outstanding [in millions]	**449.2**	444.9

The Corporation uses operating earnings as a performance measure in analysing its financial performance.
For a discussion of the Corporation's use of non-GAAP financial measures, please refer to the Review of Financial Performance in this Annual Report.

TABLE OF CONTENTS

1 FINANCIAL HIGHLIGHTS
2 GROUP ORGANIZATION CHART
3 CORPORATE PROFILE
5 DIRECTORS' REPORT TO SHAREHOLDERS
11 REVIEW OF FINANCIAL PERFORMANCE
25 FINANCIAL STATEMENTS AND NOTES
53 FIVE-YEAR FINANCIAL SUMMARY
54 BOARD OF DIRECTORS
55 OFFICERS
56 CORPORATE INFORMATION

This Annual Report is designed to provide interested shareholders and others with selected information concerning Power Corporation of Canada. For further information concerning the Corporation, shareholders and other interested persons should consult the Corporation's disclosure documents such as its Annual Information Form and Management's Discussion and Analysis of Operating Results. Copies of the Corporation's continuous disclosure documents can be obtained at www.sedar.com, on the Corporation's Web site at www.powercorporation.com, or from the Office of the Secretary at the addresses shown at the end of this report.

GROUP ORGANIZATION CHART

POWER CORPORATION OF CANADA


POWER CORPORATION OF CANADA
100%
Gesca Ltée
66.4%
Power Financial Corporation
Cash, Investments & Corporate Assets
[1]
Pargesa Holding S.A.
70.6% [2]
Great-West Lifeco Inc.
4.2%
3.5%
55.9%
IGM Financial Inc.
100%
Great-West Life & Annuity Insurance Company
100%
The Great-West Life Assurance Company
100%
London Life Insurance Company
100%
The Canada Life Assurance Company
100%
Investors Group Inc.
100%
Mackenzie Financial Corporation

Above percentages denote participating equity interest as at December 31, 2005.

[1] Through its wholly owned subsidiary Power Financial Europe B.V., Power Financial Corporation held a 50 per cent interest in Parjointco N.V. Parjointco held a voting interest of 61.4 per cent and an equity interest of 54.1 per cent in Pargesa Holding S.A.

[2] 65 per cent direct and indirect voting interest.

The following abbreviations are used throughout this report: Power Corporation of Canada (Power Corporation or the Corporation); Bertelsmann AG (Bertelsmann); CITIC Pacific Limited (CITIC Pacific); Gesca Ltée (Gesca); Great-West Life & Annuity Insurance Company (Great-West Life & Annuity or GWL&A); Great-West Lifeco Inc. (Great-West Lifeco or Lifeco); Groupe Bruxelles Lambert (GBL); IGM Financial Inc. (IGM Financial or IGM); Investment Planning Counsel Inc. (Investment Planning Counsel); Investors Group Inc. (Investors Group); London Insurance Group Inc. (London Insurance Group); London Life Insurance Company (London Life); London Reinsurance Group Inc. (London Reinsurance Group); Mackenzie Financial Corporation (Mackenzie Financial or Mackenzie); Pargesa Holding S.A. (Pargesa); Parjointco N.V. (Parjointco); Power Financial Corporation (Power Financial); Power Technology Investment Corporation (PTIC); The Canada Life Assurance Company (Canada Life); The Great-West Life Assurance Company (Great-West Life or Great-West).

CORPORATE PROFILE

POWER CORPORATION OF CANADA

Incorporated in 1925, Power Corporation of Canada is a diversified international management and holding company with interests in companies that are active in the financial services, communications and other business sectors.

POWER FINANCIAL CORPORATION

Power Corporation holds the controlling interest in Power Financial Corporation, which in turn controls Great-West Lifeco and IGM Financial. Power Financial and the Frère group each hold a 50 per cent interest in Parjointco, which holds their indirect interest in Pargesa. Power Corporation also holds a 100 per cent interest in Gesca and PTIC.

GREAT-WEST LIFECO

holds a 100 per cent interest in The Great-West Life Assurance Company and in Great-West Life & Annuity Insurance Company. Great-West holds 100 per cent of London Insurance Group, which in turn owns 100 per cent of London Life Insurance Company; Great-West also has 100 per cent of Canada Life Financial Corporation, which holds 100 per cent of The Canada Life Assurance Company. At December 31, 2005, Lifeco and its subsidiaries had more than $177 billion in assets under administration.

GREAT-WEST is a leading insurer in Canada offering a broad portfolio of financial and benefit plan solutions for individuals, families, businesses and organizations. Together with its subsidiaries, London Life and Canada Life, Great-West serves the financial security needs of more than 12 million Canadians.

LONDON LIFE offers Canadians financial security advice and planning through its Freedom 55 Financial division. London Life provides savings and investment, retirement income and individual life insurance products and mortgages in Canada, and operates internationally through its subsidiary London Reinsurance Group, a supplier of reinsurance in the United States and Europe.

CANADA LIFE provides insurance and wealth management products and services in Canada and internationally, primarily in the United Kingdom, Isle of Man, Republic of Ireland and Germany.

GREAT-WEST LIFE & ANNUITY operates in the United States providing self-funded employee health plans for businesses and administering retirement savings plans for employees in the public/non-profit and corporate sectors.

CORPORATE PROFILE

CONTINUED

IGM FINANCIAL

is one of Canada's premier personal financial services companies, and the country's largest manager and distributor of mutual funds and other managed asset products, with over $100 billion in total assets under management. The company serves the financial needs of Canadians through Investors Group, Mackenzie Financial and Investment Planning Counsel.

INVESTORS GROUP provides comprehensive financial planning, advice, and services including investment, retirement, estate, and tax planning through a network of more than 3,600 consultants to nearly one million Canadians. Investors Group offers investment management, securities, insurance, banking and mortgage products and services to its clients through integrated financial planning.

MACKENZIE FINANCIAL is a multi-dimensional financial services company with more than 100 mutual funds and is recognized as one of Canada's premier investment managers, providing investment advisory and related services in North America.

PARGESA GROUP

holds significant positions in five large companies based in Europe. These companies operate in strategic industries, including media and entertainment, energy, water, waste services, specialty minerals, as well as cement and building materials.

GESCA

holds a 100 per cent interest in the Montréal daily newspaper *La Presse* and six other daily newspapers in the provinces of Québec and Ontario.

POWER TECHNOLOGY INVESTMENT CORPORATION

is a wholly owned subsidiary of Power Corporation which invests in the biotechnology and technology sectors. In addition to its investments in Neurochem Inc. and Adaltis Inc., two public companies based in Montréal, PTIC also holds interests in various U.S.-based technology funds, as well as minority ownership positions in several companies.

DIRECTORS' REPORT TO SHAREHOLDERS

POWER CORPORATION OF CANADA'S OPERATING EARNINGS FOR THE YEAR ENDED DECEMBER 31, 2005 WERE $1,071 MILLION OR $2.32 PER PARTICIPATING SHARE, COMPARED WITH $954 MILLION OR $2.08 PER PARTICIPATING SHARE IN 2004, AN INCREASE OF 11.3 PER CENT ON A PER SHARE BASIS. GROWTH IN OPERATING EARNINGS REFLECTS PRIMARILY A SUBSTANTIAL INCREASE IN THE CONTRIBUTION FROM SUBSIDIARIES, DRIVEN BY OPERATING RESULTS AT POWER FINANCIAL CORPORATION, AND TO A LESSER EXTENT IMPROVED RESULTS FOR CORPORATE ACTIVITIES.

Other income was $3 million or $0.01 per participating share in 2005. In 2004, other income was a charge of $5 million or $0.01 per share.

Power Corporation's share of a specific charge recorded by Lifeco, related to hurricane activity, was $21 million or $0.05 per share.

Power Corporation's net earnings for 2005 were $1,053 million or $2.28 per participating share, compared with $949 million or $2.07 per share in 2004.

DIVIDENDS

Dividends paid in 2005 on the Corporation's Participating Preferred and Subordinate Voting Shares rose to 65 cents per share, compared with 55.3125 cents per share in 2004, an increase of 17.5 per cent. Dividends were also increased during the year at Power Financial, Great-West Lifeco, IGM Financial and Pargesa.

GROUP COMPANIES' RESULTS

POWER FINANCIAL Power Financial's operating earnings for the year ended December 31, 2005 were $1,694 million or $2.33 per share, compared with $1,538 million or $2.11 per share in 2004, an increase of 10.1 per cent on a per share basis.

Growth in operating earnings reflects a substantial increase in the contribution from Power Financial's subsidiaries and affiliate.

Other income was a charge of $2 million in 2005, compared with a gain of $5 million or $0.01 per share in the preceding year. Results for 2005 also include Power Financial's share, in the amount of $31 million or $0.05 per share, of a specific charge recorded by Lifeco.

Net earnings, after taking into account other income and the share of the specific charge recorded by Lifeco, were $1,661 million or $2.28 per share in 2005, compared with $1,543 million or $2.12 per share in 2004.

GREAT-WEST LIFECO Great-West Lifeco experienced solid operating results in all major business segments and significant growth in net income attributable to common shareholders.

Lifeco reported adjusted net income attributable to common shareholders of $1,802 million for the twelve months ended December 31, 2005, compared with $1,630 million in 2004. On a per share basis, this represented $2.022 per common share for 2005, an increase of 11 per cent compared with $1.827 per common share for 2004. Adjusted net income excludes two unusual charges composed of a reinsurance provision of $43 million for expected losses arising from hurricane damage in 2005, considered to be the most severe hurricane damage in a century in terms of dollar loss, and restructuring charges of $17 million ($30 million in 2004) related to the acquisition of Canada Life Financial Corporation. Earnings were also significantly negatively impacted by the strengthening of the Canadian dollar. Net income, including all charges, attributable to common shareholders for the twelve months of 2005, was $1,742 million, compared with $1,600 million a year ago.

Return on common shareholders' equity, excluding unusual charges, was 20.9 per cent for the twelve months ended December 31, 2005. Assets under administration at December 31, 2005 totalled $177.3 billion, up $12.4 billion from December 31, 2004 levels.

Consolidated net earnings of the Canadian segment of Great-West Lifeco attributable to common shareholders increased 20 per cent to $773 million from $646 million at December 31, 2004. Total sales for the twelve months ended December 31, 2005 were $6.6 billion, an increase of $631 million over December 31, 2004 levels. Fee income for the period increased $92 million to $774 million. Total assets under administration at the year-end were $88.0 billion, up $6.3 billion from the previous year-end, with increases in the general funds of $1.9 billion and in segregated funds of $4.4 billion.

Consolidated net earnings of the European segment of Lifeco attributable to common shareholders for the twelve months ended December 31, 2005, adjusted to exclude an unusual charge for reinsurance claim provisions of $43 million related to expected losses arising from hurricane activity, increased 24 per cent to $442 million from $356 million at December 31, 2004. Net income, including all charges, attributable to common shareholders was $399 million for the twelve months of 2005. Total sales were $8.6 billion, an increase of $1,200 million over 2004. Fee income for 2005 increased $91 million. Total assets under administration for the European segment at December 31, 2005 were $44.9 billion, up $6.1 billion from the 2004 levels, with increases in the general funds of $4.5 billion and in segregated funds of $1.6 billion.

Consolidated net earnings of the United States segment attributable to common shareholders for the twelve months ended December 31, 2005, in U.S. dollars, increased 14 per cent to $459 million from $403 million for 2004. Total sales for 2005 were US$2.1 billion. Fee income for the period increased by US$50 million. Total assets under administration, at US$37.9 billion at the year-end, were up $1.0 billion from December 31, 2004 levels, with increases in the general funds of $0.5 billion and in segregated funds of $0.5 billion.

IGM FINANCIAL IGM Financial reported net income for the year ended December 31, 2005 of $682.4 million, compared with adjusted net income of $615.6 million in 2004, an increase of 11 per cent. Earnings per share were $2.56, compared with adjusted earnings per share of $2.31 in 2004, an increase of 10.8 per cent. Adjusted net income and earnings per share for 2004 excludes a non-recurring expense. Net income in 2004 totalled $596.4 million. Earnings per share on this basis were $2.24.

Gross revenues for the year ended December 31, 2005 were $2.35 billion, compared with $2.12 billion in the previous year. Operating expenses were $1.37 billion for the twelve months, compared with $1.26 billion in 2004. Mutual fund assets under management at December 31, 2005 totalled $94.1 billion, compared with $83.3 billion at December 31, 2004, an increase of 13.0 per cent. Total assets under management totalled $100.2 billion, compared with $86.6 billion at December 31, 2004, an increase of 15.7 per cent.

Mutual fund sales for the year for IGM Financial's Investors Group unit were $5.5 billion, compared with $4.7 billion in the prior year, while mutual fund net sales for the year were $778 million, compared with $218 million a year ago. Net sales of long-term funds were $529 million, compared to $52 million in the prior year.


2001
2002
2003
2004
2005
15
10
5
0
9.69
10.88
12.41
13.61
14.39
BOOK VALUE PER SHARE
[PRESENTED ON A POST-SUBDIVISION BASIS]
[IN DOLLARS]


2001
2002
2003
2004
2005
3
2
1
0
1.44
1.54
1.76
2.08
2.32
OPERATING EARNINGS PER SHARE BEFORE AMORTIZATION OF GOODWILL
[PRESENTED ON A POST-SUBDIVISION BASIS]
[IN DOLLARS]

Investors Group's twelve-month trailing redemption rate (excluding money market funds) was 8.7 per cent at the end of 2005, down from 9.1 per cent at the same time last year. The corresponding rate at December 31, 2005 for all other members of the Investment Funds Institute of Canada (IFIC) was 16.4 per cent (after including the positive impact thereon of Mackenzie Financial, as described below).

Investors Group's mutual fund assets under management at December 31, 2005 were $50.7 billion, an increase of 13.9 per cent, compared with $44.5 billion at the end of 2004. The number of Investors Group consultants was 3,668 at December 31, 2005. Investors Group has experienced six consecutive quarters of growth, resulting in an increase of 14.4 per cent in its consultant network since June 2004.

Mackenzie recorded mutual fund sales of $8.1 billion for 2005, compared with $6.8 billion in the prior year. Mutual fund net sales were $1.2 billion, compared with $795 million in the prior year. Net sales of long-term funds (excluding money market and managed yield funds) were $1.0 billion for the period, compared with $819 million in 2004.

Mackenzie's twelve-month trailing redemption rate for long-term funds was 14.8 per cent at the end of December 2005, compared with 13.8 per cent a year ago. The corresponding rate at December 31, 2005 for all other members of IFIC was 15.7 per cent (after including the positive impact thereon of Investors Group, as described above).

Mackenzie's mutual fund assets under management at December 31, 2005 were $41.6 billion, an increase of 11.5 per cent, compared with $37.3 billion at December 31, 2004. Total assets under management at December 31, 2005 totalled $49.9 billion, compared with $42.3 billion at December 31, 2004, an increase of 17.7 per cent.

PARGESA Power Financial holds a 54.1 per cent equity interest in Pargesa, together with the Frère group of Belgium. In 2005, Power Financial's share of net operating earnings of its European affiliate was $121 million, as compared with $126 million in 2004. The decrease in the contribution of Pargesa is primarily due to the strengthening of the Canadian dollar against the Swiss franc.

The group companies' financial results and operations for the year ended December 31, 2005 are discussed at greater length in the Corporation's Management's Discussion and Analysis of Operating Results dated March 29, 2006, and available at www.sedar.com or from the Secretary of the Corporation.

TECHNOLOGY Power Technology Investment Corporation was created to provide Power Corporation with technology investment opportunities through direct investments in operating companies and indirect investments such as technology funds, which are based primarily in the United States.

PTIC holds several biotechnology interests of which Neurochem Inc. is both the most significant and advanced. PTIC holds an effective interest of approximately 16.3 per cent on a fully diluted basis in Neurochem. Neurochem is focused primarily on the treatment of diseases of the central nervous system, and filed its first new drug application in February 2006 and is working toward a second application in 2007.

COMMUNICATIONS Gesca is a wholly owned subsidiary of Power Corporation primarily engaged in the publication of newspapers, including the Montréal daily newspaper *La Presse*. In recent years, Gesca has focused its resources on the production of high-quality content. Today, in addition to publishing seven daily newspapers in the provinces of Québec and Ontario, Gesca publishes several specialty magazines and books, and produces television programming. Gesca also owns a 20 per cent interest in Workopolis, Canada's largest online employment site.

INVESTMENTS IN FUNDS Power Corporation holds positions in several investment funds, private equity funds and hedge funds. Over the years, and again in 2005, these funds have produced returns that, in the view of the Board, are very satisfying.

ASIA In Asia, CITIC Pacific has achieved better results than in 2004. Net income increased 13 per cent over the previous year. Many of CITIC Pacific's business sectors recorded better profit performances, most particularly in property, special steel manufacturing and civil infrastructure, whereas power generation, aviation, communication, and marketing and distribution were down from 2004. CITIC Pacific is continuing its strategic focus by investing significantly in the key sectors of the economy in the People's Republic of China, where it has particular expertise.

GROUP DEVELOPMENTS

On October 19, 2005, the Corporation issued 10,000,000 Non-Cumulative First Preferred Shares, Series D, for gross proceeds of $250 million. The shares were priced at $25 per share with a 5.00% annual dividend. Proceeds from the issue were used to supplement Power Corporation's financial resources and for general corporate purposes.

On October 7, 2005, Power Financial issued 10,000,000 Non-Cumulative First Preferred Shares, Series K, for gross proceeds of $250 million. The shares were priced at $25 per share with a 4.95% annual dividend. Proceeds from the issue were used to supplement Power Financial's financial resources, to repay its $150 million principal amount of 7.65% debentures, which matured on January 5, 2006, and for general corporate purposes.


2001
2002
2003
2004
2005
0.75
0.50
0.25
0
0.35
0.41
0.49
0.58
0.68
ANNUALIZED DIVIDENDS
[IN DOLLARS]


2001
2002
2003
2004
2005
15
10
5
0
8.6
8.0
10.7
13.8
14.2
MARKET CAPITALIZATION
AS AT DECEMBER 31
[IN BILLIONS OF DOLLARS]

On July 1, 2005, Pargesa subdivided the nominal value of its registered and bearer shares by a ratio of 50 to 1, to improve the liquidity of its shares and make them more accessible to a wider circle of shareholders.

In January 2006, Groupe Bruxelles Lambert announced that, in accordance with its shareholder agreement with the Mohn family (the controlling shareholder of Bertelsmann), GBL's Board of Directors had decided that it would pursue the possible exercise of its right to require the public listing of shares of Bertelsmann, if the market conditions are favourable, as of the end of May 2006.

In January 2006, GBL announced that it had made an investment in Lafarge, a leading international company in cement and building materials. GBL further increased its interest in the company and, as of March 28, 2006, held an 8.1 per cent interest in Lafarge.

On March 28, 2006, GBL announced that it would issue common shares for gross proceeds of €709 million. Pargesa has indicated that it will subscribe its share of this new issue.

BOARD OF DIRECTORS

At their Annual Meeting on May 10, 2005, shareholders elected Messrs. Pierre Beaudoin, Paul Fribourg and R. Jeffrey Orr as Directors of the Corporation.

Mr. Beaudoin has been President and Chief Operating Officer of Bombardier Aerospace, a division of Montréal-based Bombardier Inc., since 2001 and Executive Vice-President of Bombardier Inc. since 2004. He was previously President of Bombardier Business Aircraft and President and Chief Operating Officer of Bombardier Recreational Products, both divisions of Bombardier Inc. Mr. Beaudoin is also a director of Bombardier Inc. and BRP Inc.

Mr. Fribourg, of New York, has been Chairman, President and Chief Executive Officer of ContiGroup Companies, Inc. (previously Continental Grain Company) since 1997. Prior to that he was successively Executive Vice-President and President and Chief Operating Officer of Continental Grain Company. Mr. Fribourg is a director of Premium Standard Farms, Inc., Vivendi Universal S.A. and Loews Corporation.

Mr. Orr has been President and Chief Executive Officer of Power Financial Corporation since May 2005. He had previously been President and Chief Executive Officer of IGM Financial and of Investors Group. He is also a Director of Power Financial Corporation, Great-West Lifeco, The Great-West Life Assurance Company, Great-West Life & Annuity Insurance Company, London Life Insurance Company, The Canada Life Assurance Company, IGM Financial, Investors Group and Mackenzie Inc.

THE POWER GROUP

The very solid results for the year 2005 are the product of Power Corporation's strategy of focusing on providing long-term growth in value for its shareholders.

Our group companies are among the leaders in their fields. In the financial services industry in North America, the companies of the Power Financial group are low-cost producers that have powerful distribution systems and hold significant market shares. They have participated actively and highly effectively in the ongoing consolidation of that industry. The Europe-based Pargesa group holds interests in companies that are among the world's leaders in their fields. These companies are well placed to participate in the evolution of the media and entertainment, energy, water, waste, specialty minerals, as well as cement and building materials industries. Moreover, holdings in Asia and in the biotechnology industry position us well to participate in both.

Your Directors wish to express gratitude on behalf of the shareholders for the important contribution of the employees of Power Corporation and its associated companies to the successful results that have been achieved in the year 2005.

On behalf of the Board of Directors,



Paul Desmarais, Jr., O.C.
Chairman and Co-Chief Executive Officer



André Desmarais, O.C.
President and Co-Chief Executive Officer

March 29, 2006

POWER CORPORATION OF CANADA

REVIEW OF FINANCIAL PERFORMANCE

MARCH 29, 2006

This Annual Report is designed to provide interested shareholders and others with selected information concerning Power Corporation of Canada. For further information concerning the Corporation, shareholders and other interested persons should consult the Corporation's disclosure documents such as its Annual Information Form and Management's Discussion and Analysis of Operating Results. Copies of the Corporation's continuous disclosure documents can be obtained at www.sedar.com, on the Corporation's Web site at www.powercorporation.com, or from the office of the Secretary at the addresses shown at the end of this report.

FORWARD-LOOKING STATEMENTS > Certain statements, other than statements of historical fact, are forward-looking statements based on certain assumptions and reflect the Corporation's or its subsidiaries' and affiliates' current expectations. These statements may include, without limitation, statements regarding the operations, business, financial condition, priorities, ongoing objectives, strategies and outlook of Power Corporation or its subsidiaries and affiliates for the current fiscal year and subsequent periods. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects", "anticipates", "plans", "believes", "estimates", "intends", "targets", "projects", "forecasts" or negative versions thereof and other similar expressions, or future or conditional verbs such as "may", "will", "should", "would" and "could".

This information is based upon certain material factors or assumptions that were applied in drawing a conclusion or making a forecast or projection as reflected in the forward-looking statements, including the perception of historical trends, current conditions and expected future developments, as well as other factors that are believed to be appropriate in the circumstances.

Actual results could differ materially from those projected and should not be relied upon as a prediction of future events. By its nature, this information is subject to inherent risks and uncertainties that may be general or specific. A variety of material factors, many of which are beyond the Corporation's or its subsidiaries' and affiliates' control, affect the operations, performance and results of the Corporation, its subsidiaries and affiliates, and their business, and could cause actual results to differ materially from current expectations of estimated or anticipated events or results. These factors include, but are not limited to: the impact or unanticipated impact of general economic, political and market factors in North America and internationally, interest and foreign exchange rates, global equity and capital markets, management of market liquidity and funding risks, changes in accounting policies and methods used to report financial condition, including uncertainties associated with critical accounting assumptions and estimates, the effect of applying future accounting changes, business competition, technological change, changes in government regulation and legislation, changes in tax laws, unexpected judicial or regulatory proceedings, catastrophic events, the Corporation's or its subsidiaries' or affiliates' ability to complete strategic transactions and integrate acquisitions, and the Corporation's or its subsidiaries' and affiliates' success in anticipating and managing the foregoing risks.

The reader is cautioned that the foregoing list of factors is not exhaustive of the factors that may affect any of the Corporation's or its subsidiaries' and affiliates' forward-looking statements. The reader is also cautioned to consider these and other factors carefully and not to put undue reliance on forward-looking statements.

Other than as specifically required by law, the Corporation undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events, whether as a result of new information, future events or results otherwise.

Additional information about the risks and uncertainties of the Corporation's business is provided in its disclosure materials, including its most recent Annual Information Form, filed with the securities regulatory authorities in Canada, available at www.sedar.com.

POWER CORPORATION OF CANADA

REVIEW OF FINANCIAL PERFORMANCE

ALL TABULAR AMOUNTS ARE IN MILLIONS OF CANADIAN DOLLARS UNLESS OTHERWISE NOTED.

OVERVIEW

Power Corporation is a holding company whose principal asset is its controlling interest in Power Financial Corporation (Power Financial). As of December 31, 2005 and 2004, Power Corporation held a 66.4% equity and voting interest in Power Financial.

Power Financial holds substantial interests in the financial services industry through its controlling interest in each of Great-West Lifeco Inc. (Lifeco) and IGM Financial Inc. (IGM). Power Financial also holds an interest in Pargesa Holding S.A. (Pargesa), together with the Frère group of Belgium.

LIFECO

Lifeco has operations in Canada, the United States and Europe through its subsidiaries The Great-West Life Assurance Company (Great-West), London Life Insurance Company (London Life), The Canada Life Assurance Company (Canada Life), and Great-West Life & Annuity Insurance Company (GWL&A).

In Canada, Great-West and its operating subsidiaries, London Life and Canada Life, offer a broad portfolio of financial and benefit plan solutions for individuals, families, businesses and organizations, through a network of Freedom 55 Financial and Great-West financial security advisers, and through a multi-channel network of brokers, advisers and financial institutions.

In Europe, Canada Life is broadly organized along geographically defined market segments and offers protection and wealth management products and reinsurance. The Europe segment is composed of two distinct business units: Insurance & Annuities, which consists of operations in the United Kingdom, Isle of Man, Republic of Ireland and Germany; and Reinsurance, which operates primarily in the United States, Barbados and Ireland. Reinsurance products are provided through Canada Life, London Reinsurance Group Inc. (LRG) and their subsidiaries.

In the United States, GWL&A is a leader in providing self-funded employee health plans for businesses and in meeting the retirement income needs of employees in the public/non-profit and corporate sectors. It serves its customers nationwide through a range of health care and financial products and services marketed through brokers, consultants and group representatives, and through partnerships with other financial institutions.

At the end of December 2005, Power Financial and IGM held 70.6% and 4.2%, respectively, of Lifeco's common shares, representing approximately 65% of the voting rights attached to all outstanding Lifeco voting shares.

IGM

IGM is one of Canada's premier personal financial services companies and Canada's largest manager and distributor of mutual funds and other managed asset products. Its activities are carried out principally through its operating subsidiaries, Investors Group Inc. (Investors Group), Mackenzie Financial Corporation (Mackenzie), and Investment Planning Counsel Inc. (Investment Planning Counsel), which offer their own distinctive products and services through separate advice channels encompassing, at December 31, 2005, over 34,000 consultants and independent financial advisers.

Investors Group, through a network of more than 3,600 consultants nationwide (at December 31, 2005), offers comprehensive financial planning advice and services to its clients, including investment, retirement, estate and tax planning. Investors Group offers investment management, securities, insurance, banking and mortgage products to its clients through integrated financial planning.

Mackenzie is a multi-faceted investment management and financial services company, that was founded in 1967. Mackenzie provides investment advisory and related services through relationships with more than 30,000 independent financial advisers across Canada. Mackenzie also provides management services to institutional accounts and provides trust and administrative services.

Investment Planning Counsel is an integrated financial service company focused on providing Canadians with high-quality financial products, services and advice, while helping them achieve their financial objectives. Investment Planning Counsel is a leading choice for independent financial planners dedicated to delivering quality, client-focused advice. Investment Planning Counsel is the fifth largest independent distributor of financial products, services and advice in Canada.

At the end of December 2005, Power Financial and Great-West held 55.9% and 3.5%, respectively, of IGM's common shares.

PARGESA

Power Financial Europe B.V., a wholly owned subsidiary of Power Financial, and the Frère group each hold a 50% interest in Parjointco N.V. (Parjointco), which at the end of December 2005 held a 54.1% equity interest in Pargesa, representing 61.4% of the voting rights of that company.

The Pargesa group has substantial holdings in major companies based in Europe. As of December 31, 2005, its portfolio was composed of interests in various sectors, including media and entertainment through Bertelsmann AG (Bertelsmann); oil, gas and chemicals through Total S.A. (Total); energy, water and waste services through Suez; specialty minerals through Imerys; and cement and building materials through Lafarge, in which the Pargesa group made its first investments during the second part of 2005. These investments are held by Pargesa directly or through its affiliated Belgium holding company, Groupe Bruxelles Lambert (GBL).

In January 2006, GBL announced that, in accordance with its shareholder agreement with the Mohn family (the controlling shareholder of Bertelsmann), GBL's Board of Directors had decided that it would pursue the possible exercise of its right to require the public listing of shares of Bertelsmann, if the market conditions are favourable, as from the end of May 2006.

GESCA LTÉE

Gesca Ltée (Gesca) is a wholly owned subsidiary of Power Corporation primarily engaged in the publication of newspapers, including the Montréal daily newspaper *La Presse*. In recent years, Gesca has focused its resources on the production of high-quality content. Today, in addition to publishing seven daily newspapers in the provinces of Québec and Ontario, Gesca publishes several specialty magazines and books, and produces television programming. Gesca also owns a 20% interest in Workopolis, Canada's largest online employment site.

POWER TECHNOLOGY INVESTMENT CORPORATION

Power Corporation also owns 100% of Power Technology Investment Corporation (PTIC). PTIC is an investor in the biotechnology and technology sectors. In addition to its investments in Neurochem Inc. and Adaltis Inc., two public companies based in Montréal, PTIC also holds interests in various U.S.-based technology funds, as well as minority ownership positions in several companies. Further information concerning Neurochem Inc. and Adaltis is contained in their disclosure documents at www.sedar.com.

ASIA

In Asia, the most significant investment of the Corporation is its 4.6% interest in CITIC Pacific Limited (CITIC Pacific). CITIC Pacific invests in power generation, civil infrastructure, special steel manufacturing, communications and aviation in Hong Kong and mainland China. CITIC Pacific is also engaged in marketing and distributing motor and consumer products, and property investment and management. In addition, Power Corporation is involved in selected projects in China, and operates as a Qualified Foreign Institutional Investor (QFII) in the Chinese "A" shares market, with an initial investment of US$50 million.

INVESTMENTS IN FUNDS AND SECURITIES

Over the years, Power Corporation has invested directly or through wholly owned subsidiaries in a number of selected investment funds, hedge funds and securities.

As previously disclosed, Power Corporation made a commitment of €100 million in 2002 to Sagard Private Equity Partners (Sagard 1), a fund based in Paris, France. Power Corporation owns 100% of the French management company, Sagard S.A.S., which manages this €535 million fund. As of March 28, 2006, Sagard 1 is almost fully invested and the management company is currently considering the opportunity of launching Sagard 2, which would have the same investment strategy as Sagard 1. Power Corporation would commit €200 million to Sagard 2 which would be in whole or in part funded through the reinvestment of distributions made by Sagard 1.

The Corporation is also in the process of reviewing investment opportunities in the United States, and currently plans to allocate a portion of its cash resources (initially limited to a maximum of US$250 million) to this initiative.

OUTSTANDING NUMBER OF PARTICIPATING SHARES

As of March 29, 2006, there were 48,854,772 Participating Preferred Shares and 401,549,709 Subordinate Voting Shares of the Corporation outstanding, compared with 48,854,772 and 400,264,694, respectively, as of December 31, 2005 (48,854,772 and 396,091,064, respectively, as of December 31, 2004).

A subdivision of the Subordinate Voting Shares and Participating Preferred Shares on a two-for-one basis became effective on July 23, 2004. As a result, per share figures related to periods prior to the effective subdivision date have been adjusted accordingly.

BASIS OF PRESENTATION AND SUMMARY OF ACCOUNTING POLICIES

The Consolidated Financial Statements of the Corporation have been prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP) and are presented in Canadian dollars. (Please refer to Note 1 of the Consolidated Financial Statements.)

INCLUSION OF PARGESA'S RESULTS

The investment in Pargesa is accounted for by Power Financial under the equity method. As described above, the Pargesa portfolio consists primarily of investments in Imerys, Bertelsmann, Total, Suez and Lafarge, which are held by Pargesa directly or through GBL. In its statement of earnings, GBL only accounts for the dividends received from Total and Suez (Lafarge did not contribute to earnings in 2005 as the investments were made by GBL after the annual dividend was paid).

For the periods ending on or before September 30, 2005, Pargesa, GBL, Imerys and Bertelsmann were subject to disclosure and accounting standards which varied according to their jurisdiction and applicable law. Financial statements of GBL, Bertelsmann, and, starting in the first quarter of 2005, Imerys, were prepared in accordance with International Financial Reporting Standards (IFRS), while Pargesa's financial statements were prepared in accordance with Swiss generally accepted accounting principles. Therefore, in preparing its financial statements for the corresponding periods, Power Financial used accounting information received from Pargesa, which was intended to be the same in all material respects as that which would have been produced under IFRS standards. This information was further adjusted by Power Financial including, in particular, the elimination of the effect of amortization of goodwill from Pargesa's results, in order to conform to Canadian GAAP. As previously announced, Pargesa adopted IFRS at the end of 2005 and, as a result, reported its full-year 2005 financial statements under IFRS, and restated its 2004 financial statements accordingly. As a result of adopting IFRS, Pargesa no longer amortizes goodwill.

The contribution to Power Financial's earnings is based on the economic (flow-through) presentation of results used by Pargesa. Pursuant to this presentation, "operating income" and "non-operating income" are presented separately by Pargesa. Power Financial's share of non-operating income of Pargesa, after adjustments or reclassifications if necessary, is included as part of Other income in the Corporation's financial statements.

RESULTS OF POWER CORPORATION OF CANADA

This section is an overview of the results of Power Corporation. In this section, consistent with past practice, Power Financial, Gesca and PTIC are accounted for using the equity method in order to facilitate the discussion and analysis. This presentation has no impact on Power Corporation's net earnings, and is intended to assist readers in their analysis of the results of the Corporation.

Following amendment of the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3860, Financial Instruments — Disclosure and Presentation, which became effective for fiscal years beginning on or after November 1, 2004, "soft-retractable" preferred shares issued by subsidiaries, which were previously classified in Non-controlling interests, are now classified as Liabilities on the Consolidated Balance Sheets, and dividends related to such securities must be classified as financing charges on the Statements of Earnings. This change does not have any impact on the calculation of basic earnings per share or net income attributable to shareholders. As discussed previously in the Corporation's 2004 MD&A, all the preferred shares of the Corporation currently outstanding are perpetual and thus are not affected by this new standard.

PRESENTATION OF RESULTS — NON-GAAP FINANCIAL MEASURES

In analysing the financial results of the Corporation and consistent with the presentation in previous years, net earnings are subdivided into the following components:

- operating earnings; and
- other sources of earnings, including what is referred to in this section as "other income".

Management has used these performance measures for many years in its presentation and analysis of the financial performance of Power Corporation, and believes that they provide additional meaningful information to readers in their analysis of the results of the Corporation.

"Operating earnings" excludes the after-tax impact of any item that management considers to be of a non-recurring nature or that could make the period-over-period comparison of results from operations less meaningful. In particular, Power Financial's operating earnings are based on Lifeco's and IGM's adjusted earnings (which is a non-GAAP measure) as presented by these companies. Operating earnings and operating earnings per share are non-GAAP financial measures that do not have a standard meaning and may not be comparable to similar measures used by other entities. Management has provided below a reconciliation of these non-GAAP financial measures to the GAAP measures presented in the Consolidated Financial Statements (see "Reconciliation with Financial Statements").

EARNINGS SUMMARY — CONDENSED SUPPLEMENTARY STATEMENTS OF EARNINGS

	FOR THE TWELVE MONTHS ENDED DECEMBER 31				FOR THE THREE MONTHS ENDED DECEMBER 31			
	2005		2004		2005		2004	
	TOTAL[1]	PER SHARE	TOTAL[1]	PER SHARE	TOTAL[1]	PER SHARE	TOTAL[1]	PER SHARE
Contribution from subsidiaries to operating earnings	1,079		974		283		257	
Results from corporate activities	(8)		(20)		7		(15)	
Operating earnings	1,071	2.32	954	2.08	290	0.62	242	0.53
Other income [charges]	3	0.01	(5)	(0.01)	2	0.01	(10)	(0.02)
Share of specific charge recorded by Lifeco	(21)	(0.05)	–	–	(7)	(0.02)	–	–
Net earnings	1,053	2.28	949	2.07	285	0.61	232	0.51

[1] Before dividends on preferred shares issued by the Corporation, which amounted to $32 million and $29 million in the twelve-month periods ended December 31, 2005 and 2004, respectively, and to $10 million and $7 million in the fourth quarters of 2005 and 2004, respectively.

OPERATING EARNINGS

Operating earnings of Power Corporation were $1,071 million or $2.32 per share in 2005, compared with $954 million or $2.08 per share in 2004. This represents an 11.3% increase on a per share basis.

For the three-month period ended December 31, 2005, operating earnings were $290 million or $0.62 per share, compared with $242 million or $0.53 per share in the fourth quarter of 2004, for an increase of 17.8% on a per share basis.

SHARE OF OPERATING EARNINGS FROM SUBSIDIARIES

Power Corporation's share of operating earnings from its subsidiaries was $1,079 million in 2005, an increase of $105 million or 10.8% compared with $974 million in 2004. On a quarter-over-quarter basis, the increase was $26 million or 10.1%, from $257 million in 2004 to $283 million in 2005.

Power Financial, which makes the most significant contribution to earnings, reported operating earnings of $1,694 million or $2.33 per share in 2005, compared with $1,538 million or $2.11 per share in 2004. On a per share basis, this represents an increase of 10.1%. For the fourth quarter, operating earnings of Power Financial were $450 million or $0.61 per share in 2005, compared with $406 million or $0.56 per share in 2004, an increase of 10.1% on a per share basis.

RESULTS FROM CORPORATE ACTIVITIES

Results from corporate activities include income from investments, operating expenses, depreciation and income taxes. Corporate activities resulted in a net charge of $8 million to operating earnings in 2005, compared with a net charge of $20 million last year.

For the three-month period ended December 31, corporate results were a positive contribution of $7 million in 2005, compared with a net charge of $15 million in 2004.

The variance from 2004 reflects higher income from investments, partly offset by an increase in operating expenses and income taxes. The increase in income from investments in 2005 includes, in particular, $20 million of income resulting from a distribution by an investment fund in the fourth quarter.

OTHER INCOME [CHARGES]

Other income was $3 million or $0.01 per share in 2005, compared with a charge of $5 million or $0.01 per share in 2004. For the fourth quarter of 2005, other income was $2 million or $0.01 per share. In the fourth quarter of 2004, other income was a charge of $10 million or $0.02 per share.

Other income in 2005 includes the Corporation's share of other income recorded by Power Financial, as well as non-recurring items recorded by PTIC in the first and fourth quarters.

Other income in 2004 included the Corporation's share of other income recorded by Power Financial for an amount of $3 million. The balance, which was a net charge of $8 million, included, in particular, $19 million of charges recorded during the first and third quarters in connection with the reduction in the value of certain investments held by PTIC, and a $16 million credit resulting from the reassessment of an existing provision in the first quarter of the year.

SHARE OF SPECIFIC CHARGE RECORDED BY LIFECO

Lifeco recorded a reinsurance provision of $43 million after tax ($0.048 per Lifeco share) and $13 million ($0.014 per share), for the twelve-month and three-month periods ended December 31, 2005, respectively, for expected losses arising from hurricane damage in 2005.

Power Corporation's share of this provision was $21 million or $0.05 per share, and $7 million or $0.02 per share, respectively, for the twelve-month and three-month periods ended December 31, 2005.

NET EARNINGS

After taking into account other income and the share of the specific charge recorded by Lifeco, net earnings were $1,053 million or $2.28 per share in 2005, compared with $949 million or $2.07 per share in 2004. For the fourth quarter ended December 31, net earnings were $285 million or $0.61 per share in 2005, compared with $232 million or $0.51 per share in 2004.

RECONCILIATION WITH FINANCIAL STATEMENTS

The following table shows a reconciliation of the non-GAAP financial measures discussed above with the financial statements of Power Corporation.

RECONCILIATION WITH FINANCIAL STATEMENTS

TWELVE MONTHS ENDED DECEMBER 31			2005			2004
	OPERATING EARNINGS	OTHER ITEMS, NET	AS PER FINANCIAL STATEMENTS	OPERATING EARNINGS	OTHER ITEMS, NET	AS PER FINANCIAL STATEMENTS
Earnings before share of earnings of affiliates, other income, income taxes and non-controlling interests[1][2]	3,398	(53)	3,345	3,086		3,086
Share of earnings of affiliates	110		110	118		118
Earnings before other income, income taxes and non-controlling interests	3,508	(53)	3,455	3,204		3,204
Other income [charges]		(7)	(7)		(49)	(49)
Earnings before income taxes and non-controlling interests	3,508	(60)	3,448	3,204	(49)	3,155
Income taxes	920	(10)	910	867	(30)	837
Non-controlling interests[1]	1,517	(32)	1,485	1,383	(14)	1,369
Net earnings	1,071	(18)	1,053	954	(5)	949
Per share	2.32	(0.04)	2.28	2.08	(0.01)	2.07

THREE MONTHS ENDED DECEMBER 31			2005			2004
	OPERATING EARNINGS	OTHER ITEMS, NET	AS PER FINANCIAL STATEMENTS	OPERATING EARNINGS	OTHER ITEMS, NET	AS PER FINANCIAL STATEMENTS
Earnings before share of earnings of affiliates, other income, income taxes and non-controlling interests[1][2]	905	(20)	885	865		865
Share of earnings of affiliates	37		37	33		33
Earnings before other income, income taxes and non-controlling interests	942	(20)	922	898		898
Other income [charges]		2	2		(37)	(37)
Earnings before income taxes and non-controlling interests	942	(18)	924	898	(37)	861
Income taxes	248	(2)	246	241	(14)	227
Non-controlling interests[1]	404	(11)	393	415	(13)	402
Net earnings	290	(5)	285	242	(10)	232
Per share	0.62	(0.01)	0.61	0.53	(0.02)	0.51

[1] 2004 figures have been restated to conform to new CICA Handbook Section 3860 such that Earnings before share of earnings of affiliates, other income, income taxes and non-controlling interests include dividends on soft-retractable preferred shares and remuneration on capital trust units issued by subsidiaries.

[2] Other items represent the specific charge recorded by Lifeco for expected losses arising from hurricane damage in 2005.

FINANCIAL POSITION, LIQUIDITY AND CAPITAL RESOURCES

CONDENSED SUPPLEMENTARY BALANCE SHEET

DECEMBER 31	2005	2004	2005	2004
	CONSOLIDATED BASIS			EQUITY BASIS[1]
Assets				
Cash and cash equivalents	**5,332**	4,142	**671**	517
Investments at equity	**1,554**	1,698	**5,609**	5,240
Other investments	**87,773**	82,232	**864**	711
Other assets	**18,340**	17,868	**306**	284
Total	**112,999**	105,940	**7,450**	6,752
Liabilities				
Policy liabilities				
Actuarial liabilities	**71,263**	65,822		
Other	**3,787**	4,273		
Other liabilities	**14,719**	14,094	**191**	150
Preferred shares of subsidiaries	**1,656**	1,666		
Capital trust securities and debentures	**648**	651		
Debentures and other borrowings	**3,427**	3,640		
	95,500	90,146	**191**	150
Non-controlling interests	**10,240**	9,192		
Shareholders' equity				
Non-participating shares	**795**	545	**795**	545
Participating shares[2]	**6,464**	6,057	**6,464**	6,057
Total	**112,999**	105,940	**7,450**	6,752
Consolidated assets and assets under administration	**282,273**	258,246		

[1] Condensed supplementary balance sheet of the Corporation with Power Financial, Gesca and PTIC accounted for using the equity method.

[2] Includes Participating Preferred Shares and Subordinate Voting Shares.

CONSOLIDATED BASIS

The consolidated balance sheets include Power Financial's, Lifeco's and IGM's assets and liabilities.

Total assets increased to $112,999 million at December 31, 2005, from $105,940 million at December 31, 2004. The increase reflects, in particular, the acquisition by Lifeco of approximately $4.4 billion of payout annuity business from Phoenix and London Assurance Company Limited. This transaction also resulted in a corresponding increase in policy liabilities.

As previously disclosed in interim MD&As of the Corporation in 2005, capital trust units and soft-retractable preferred shares issued by subsidiaries, which were previously presented as Non-controlling interests, are now included in Liabilities. This results from new CICA Handbook Section 3860, Financial Instruments — Disclosure and Presentation, which became effective for fiscal years beginning on or after November 1, 2004 and CICA Handbook Accounting Guideline 15 (AcG-15) on Consolidation of Variable Interest Entities, also effective for fiscal years beginning on or after November 1, 2004. Figures at December 31, 2004 have been restated or reclassified accordingly. The value of trust debentures and soft-retractable preferred shares issued by subsidiaries amounted to $648 million and $1,656 million, respectively, at December 31, 2005 (December 31, 2004 — $651 million and $1,666 million).

The increase in non-controlling interests includes, in particular, the impact of the issuance, in 2005, of $300 million of perpetual preferred shares by Lifeco, and $250 million of perpetual preferred shares by Power Financial.

The increase in non-participating shares in 2005 reflects the issuance by the Corporation in October 2005 of $250 million Series D preferred shares.

Assets under administration include segregated funds of Lifeco and IGM's mutual fund assets, at market values. The market value of Lifeco's segregated funds was $75 billion at the end of 2005, compared with $69 billion a year earlier. IGM's mutual fund assets at market value, including those of Mackenzie and IPC, were $94 billion at the end of 2005, compared with $83 billion at the end of 2004.

EQUITY BASIS

Under the equity basis presentation, Power Financial, Gesca and PTIC are accounted for using the equity method. This presentation has no impact on Power Corporation's shareholders' equity, but is intended to assist readers in isolating the contribution of Power Corporation, as the parent company, to consolidated assets and liabilities.

Cash and cash equivalents held by Power Corporation amounted to $671 million at the end of December 2005, which includes the impact of the issuance in October 2005 of the Series D perpetual preferred shares, compared with $517 million at the end of 2004.

In managing its own cash and cash equivalents, the Corporation may hold cash balances or invest in short-term paper or equivalents, as well as deposits, denominated in foreign currencies and thus be exposed to fluctuations in exchange rates. In order to protect against such fluctuations, the Corporation from time to time enters into currency-hedging transactions with highly rated financial institutions. At December 31, 2005, 90% of the $671 million of cash and cash equivalents were denominated in Canadian dollars or in foreign currencies combined with currency hedges.

Investments are principally composed of the carrying value of the Corporation's interest in its subsidiaries Power Financial, Gesca and PTIC, and the carrying value of its portfolio of funds and other securities.

The carrying value of Power Corporation's investment in its subsidiaries increased to $5,609 million at December 31, 2005, compared with $5,240 million at the end of 2004. The variance includes primarily:

- Power Corporation's share of net earnings from its subsidiaries and affiliates, net of dividends received, for a net amount of $655 million; and
- a net negative $355 million variation in foreign currency translation adjustments, related principally to the Corporation's indirect investment through Power Financial in Lifeco's foreign operations and Pargesa.

Other investments amounted to $864 million at the end of 2005, compared with $711 million at the end of 2004. The carrying value of the portfolio of marketable securities, excluding securities held by PTIC, was $496 million ($434 million at the end of 2004) and consisted primarily of the carrying value of the investment in CITIC Pacific for $434 million and of the carrying value of marketable securities held as part of the QFII operations in China which began in 2005, as well as other marketable securities. The carrying value of the portfolio of funds held by the Corporation (excluding funds held by PTIC) was $330 million at December 31, 2005, compared with $242 million at the end of 2004. This figure does not include outstanding commitments to make future capital contributions to investment funds for an aggregate amount of $101 million, including remaining commitments of $34 million for the European private equity fund ($170 million and $89 million, respectively, of remaining commitments at the end of 2004).

For a discussion of Shareholders' equity, please refer to the specific section below.

CASH FLOWS

CONSOLIDATED CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31	2005	2004
Cash flow from operating activities	4,584	3,388
Cash flow from financing activities	(377)	(1,413)
Cash flow from investing activities	(2,731)	(1,945)
Effect of changes in exchange rates on cash and cash equivalents	(286)	(47)
[Decrease] increase in cash and cash equivalents	1,190	(17)
Cash and cash equivalents, beginning of year	4,142	4,159
Cash and cash equivalents, end of year	5,332	4,142

On a consolidated basis, cash and cash equivalents increased by $1,190 million in 2005, compared with a decrease of $17 million in 2004.

Operating activities produced a net inflow of $4,584 million in 2005, compared with a net inflow of $3,388 million in 2004.

- *In 2005, Lifeco's cash flow provided by operations increased* $949 million to $3,951 million. This increase in cash flow from operations is mainly due to an overall increase in the level of business activity, together with the impact of reinsurance activities, which had the effect of reducing cash flows from operations in 2004 and increasing cash flows from operations in 2005. In 2005, the $3,951 million of operating cash flows were used by Lifeco to acquire $2,485 million of additional investment assets supporting Lifeco's policy liabilities.
- Operating activities of IGM, before payment of commissions, generated $942 million in 2005, as compared to $770 million in 2004. Cash commissions paid were $337 million in 2005 compared with $306 million in 2004 and reflect the increase in mutual fund sales over 2004 levels.

Cash flows from financing activities, which include dividends paid on common and preferred shares, resulted in a net outflow of $377 million in 2005, compared with a net outflow of $1,413 million in 2004.

Financing activities during the year ended December 31, 2005 compared to the same period in 2004 related primarily to:

- Dividends paid on a consolidated basis in 2005 of $924 million, compared with $777 million in 2004.
- The issuance by the Corporation of $250 million of perpetual preferred shares. Power Financial and Lifeco also issued preferred shares of $250 million and $300 million, respectively, in 2005. In 2004, Lifeco issued $300 million of preferred shares.

- During the year, long-term debt of $186 million was repaid, compared with $863 million in 2004.
- During the year, subsidiaries of the Corporation repurchased for cancellation common shares in the amount of $80 million, compared with $156 million in 2004. Lifeco also purchased for cancellation preferred shares for $11 million in 2005. In 2004, Lifeco redeemed preferred shares in the amount of $130 million.

Cash flow from investing activities resulted in a net outflow of $2,731 million in 2005, compared with a net outflow of $1,945 million in 2004. Most of this investing activity is related to Lifeco's acquisition of investment assets to support policy liabilities, as mentioned above.

Consolidated cash flows include, in particular, Lifeco's and IGM's operations.

CORPORATE CASH FLOWS

Power Corporation is a holding company. As such, corporate cash flows from operations, before payment of dividends on the first preferred shares and on the participating shares, are principally made up of dividends received from subsidiaries and income from investments, less operating expenses and taxes. A significant component of corporate cash flows is made up of dividends received from Power Financial, which is also a holding company. In 2005, Power Financial declared dividends of $0.87 per share on its common shares, compared with $0.73 in 2004 (on a post-subdivision basis).

In 2005, dividends declared on the Corporation's participating shares amounted to $0.6500 per share, compared with $0.5531 per share in 2004 (on a post-subdivision basis). This represents a 17.5% increase.

SHAREHOLDERS' EQUITY

Shareholders' equity was $7,259 million at the end of 2005, compared with $6,602 million at the end of 2004, including non-participating shares issued by the Corporation.

Stated capital related to non-participating shares was $795 million at the end of 2005, compared with $545 million a year earlier. In October 2005, the Corporation completed the issuance of 10,000,000 non-cumulative First Preferred Shares, Series D, carrying a 5.00% annual dividend, for gross proceeds of $250 million. The Series D First Preferred Shares are redeemable in whole or in part at the option of the Corporation on or after October 31, 2010.

Including the Series D First Preferred Shares, the non-participating shares of the Corporation now consist of five series of First Preferred Shares with an aggregate stated amount of $795 million, of which $750 million is non-cumulative. All of these series are perpetual preferred shares and redeemable in whole or in part at the option of the Corporation at specific dates. The First Preferred Shares, 1986 Series, with a stated value of $45 million at year-end ($45 million at the end of 2004), have a "sinking fund" provision under which the Corporation will make all reasonable efforts to purchase on the open market 20,000 shares per quarter. No such shares were purchased in 2005.

For more information concerning the preferred shares issued by the Corporation, readers are referred to Note 15 of the Consolidated Financial Statements.

Excluding preferred shares, participating shareholders' equity was $6,464 million at December 31, 2005, compared with $6,057 million at the end of 2004. The increase of $407 million was primarily due to:

- a $717 million increase in retained earnings; and
- a $359 million negative variation in foreign currency translation adjustments, relating primarily to the Corporation's indirect investments through Power Financial in Lifeco's foreign operations and Pargesa.

In addition, the Corporation issued 4,173,630 Subordinate Voting Shares in 2005 (2,367,164 in 2004) under the Executive Stock Option Plan, resulting in an increase in stated capital of $28 million (2004 — $16 million). In 2004, Power Corporation also purchased and cancelled 136,000 Subordinate Voting Shares for an aggregate amount of $3 million, pursuant to its normal course issuer bid.

Book value per participating share of the Corporation was $14.39 at the end of 2005, compared with $13.61 at the end of 2004.

RATINGS OF THE CORPORATION

As at December 31, 2005, ratings of certain of the Corporation's securities and the Corporation's corporate/counterparty credit rating were as follows:

	DOMINION BOND RATING SERVICE	STANDARD & POOR'S RATINGS SERVICES[1]
Corporate rating/counterparty credit rating	A	A
Preferred shares		
cumulative	Pfd 2	Canadian scale P2 [high] Global scale BBB+
non-cumulative	Pfd 2 n	Canadian scale P2 [high] Global scale BBB+

[1] On September 27, 2005, Standard & Poor's Ratings Services affirmed the ratings of the Corporation and, at the same time, revised the outlook to Stable from Negative.

CHANGES IN ACCOUNTING POLICIES

CONSOLIDATION OF VARIABLE INTEREST ENTITIES › Effective January 1, 2005, the Corporation adopted CICA Handbook Accounting Guideline 15 (AcG-15). As a result, Lifeco no longer consolidates Great-West Life Capital Trust and Canada Life Capital Trust but recognizes the related debentures on the consolidated balance sheet (refer to Note 12 to the Consolidated Financial Statements). This change in accounting policy had no impact on net earnings available to participating shareholders or basic earnings per participating share.

FINANCIAL INSTRUMENTS — DISCLOSURE AND PRESENTATION › Effective for fiscal years beginning on or after November 1, 2004, CICA 3860, Financial Instruments — Disclosure and Presentation was amended to require obligations that an entity must or can settle by issuing a variable number of the issuer's own equity instruments to be presented as liabilities rather than equity. On January 1, 2005, the Corporation adopted the amended standard retroactively with restatement of prior periods. Some of the subsidiaries' preferred shares ($1,666 million) were reclassified by these subsidiaries from their shareholders' equity to liabilities and the related preferred dividends were reclassified to financing charges in the Consolidated Statements of Earnings. The change does not have any impact on earnings per share or net earnings available to participating shareholders.

INVESTMENT COMPANIES › In January 2004, the CICA issued Accounting Guideline No. 18 — Investment Companies, which became effective January 1, 2005. Under this Guideline, investment companies are required to account for all their investments at fair value, including investments that would otherwise be consolidated or accounted for using the equity method. The Guideline sets out the criteria for determining whether a company is an investment company and also provides guidance on the circumstances in which the parent company of, or equity method investor in, an investment company should account for the investment company's investments at fair value. The Corporation has determined that the new guideline did not have a material impact on the consolidated financial statements of the Corporation in 2005.

SUMMARY OF CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with Canadian GAAP requires management of the Corporation, as well as management of the subsidiaries, to adopt accounting policies and to make estimates and assumptions that affect amounts reported in the Consolidated Financial Statements. A summary of major critical accounting policies and related judgments underlying the Consolidated Financial Statements is presented below. In applying these policies, management of the Corporation and management of the subsidiaries make subjective and complex judgments that frequently require estimates about matters that are inherently uncertain. Many of these policies are common in the insurance, the mutual fund and other financial services industries; others are specific to the Corporation's and its subsidiaries' businesses and operations.

The Corporation's general accounting policies are described in detail in Note 1 to the Consolidated Financial Statements. Accounting estimates are used in particular with respect to the following items:

ACTUARIAL LIABILITIES › Actuarial liabilities represent the amounts required, in addition to future premiums and investment income, to provide for future benefit payments, policyholder dividends, commission and policy administrative expenses for all insurance and annuity policies in force with Lifeco. The appointed actuaries of Lifeco's subsidiary companies are responsible for determining the amount of the actuarial liabilities in order to make appropriate provision for the obligations of the companies to policyholders. The appointed actuaries determine the actuarial liabilities using generally accepted actuarial practices, according to the standards established by the Canadian Institute of Actuaries. The valuation uses the Canadian Asset Liability Method. This method involves the projection of future events in order to determine the amount of assets that must be set aside currently to provide for all future obligations and involves a significant amount of judgment. In the computation of actuarial liabilities, valuation assumptions have been made regarding rates of mortality/morbidity, investment returns, levels of operating expenses and rates of policy termination. The valuation assumptions use best estimates of future experience together with a margin for misestimation and experience deterioration. These margins have been set in accordance with guidelines established by the Canadian Institute of Actuaries and are necessary to provide reasonable assurance that actuarial liabilities cover a range of possible outcomes. Margins are reviewed periodically for continued appropriateness. Additional details regarding these adjustments and estimations can be found in Note 10 of the Consolidated Financial Statements.

INCOME TAXES › As for any group conducting its businesses in multiple jurisdictions, the Corporation and its Canadian subsidiaries are subject to a regime of specialized rules prescribed under the Income Tax Act (Canada) for purposes of determining the amount of the companies' income that will be subject to tax in Canada. Accordingly, the determination of the companies' provision for income taxes involves the application of these complex rules in respect of which alternative interpretations may arise. Management of the companies recognize that interpretations they may make in connection with tax filings may ultimately differ from those made by the tax authorities. Tax planning may allow the Corporation to record lower income taxes in the current year and, as well, income taxes recorded in prior years may be adjusted in the current year to reflect management's best estimates of the overall adequacy of the provisions.

Substantial future income tax assets are recognized in the Consolidated Financial Statements of the Corporation. The recognition of future tax assets depends on the assumption that future earnings will be sufficient to realize the deferred benefit. The amount of the future tax asset or liability recorded is based on management's best estimate of the timing of the realization of the assets or liabilities.

If management's interpretation of tax legislation differs from that of local tax authorities or if timing of reversals is not as anticipated, the provision for income taxes could increase or decrease in future periods.

EMPLOYEE FUTURE BENEFITS › Accounting for pension and other post-retirement benefits requires estimates of future returns on plan assets, expected increases in compensation levels and trends in health care costs, as well as the appropriate discount rate for the determination of accrued benefit obligations. (These estimates are discussed in Note 19 of the Consolidated Financial Statements.)

GOODWILL AND INTANGIBLE ASSETS › The impairment tests on goodwill and intangible assets involve the use of estimates and assumptions appropriate in the circumstances. As at December 31, 2005, goodwill totalled $8,264 million and intangible assets totalled $2,419 million. (See Note 7 to the Consolidated Financial Statements.)

DEFERRED SELLING COMMISSIONS › Commissions paid by IGM on the sale of certain mutual fund products are deferred and amortized over a maximum period of seven years. IGM regularly reviews the carrying value of the deferred selling commissions with respect to any events or circumstances that indicate impairment or that an adjustment to the amortization period is necessary.

FUTURE ACCOUNTING CHANGES

EARNINGS PER SHARE › CICA Handbook Section 3500, Earnings Per Share, is expected to be amended in 2006 to require inclusion of the dilutive effects of convertible securities in the calculation of diluted earnings per share, regardless of the issuer's intention to settle the securities in cash or in common shares. If effective, this new requirement will have in particular the effect of including the dilutive effects of non-perpetual preferred shares in the calculation of diluted earnings per share.

FINANCIAL INSTRUMENTS › Three new standards, which address the recognition and measurement of financial instruments and the application of hedge accounting, will be effective for the Corporation on January 1, 2007:

- Financial Instruments › Recognition and Measurement: This new standard will require all financial assets and liabilities to be carried at fair value in the Consolidated Balance Sheets, except for loans and receivables, and non-trading financial liabilities, which will be carried at amortized cost. Realized and unrealized gains and losses on financial instruments that are held "for trading" will be recorded in the Consolidated Statements of Earnings, while unrealized gains and losses on financial instruments that are held as "available for sale" will be recorded in a Statement of Other Comprehensive Income until realized. All derivatives will be recorded at fair value in the Consolidated Balance Sheets.
- Hedges › With respect to "fair value hedges", change in fair value of the hedging derivative will be offset in the Consolidated Statements of Income against the change in the fair value of the hedged item. With respect to "cash flow hedges", change in fair value of the hedging derivative will be recorded in a Statement of Other Comprehensive Income until the asset or liability being hedged affects the Consolidated Statements of Income, at which time the related change in fair value of the derivative will also be recorded in the Consolidated Statements of Income. Any hedge ineffectiveness will be recorded in the Consolidated Statements of Income.
- Comprehensive Income › Unrealized gains and losses on financial instruments that will be held as "available for sale", changes in the fair value of cash flow hedging instruments, as well as unrealized foreign currency translation amounts, will be recorded in a Statement of Other Comprehensive Income (which will be part of Shareholders' equity) until recognized in the Consolidated Statements of Income.

The Corporation is currently evaluating the impact of these new requirements on the Consolidated Financial Statements.

OFF-BALANCE SHEET ARRANGEMENTS

The following should be read in conjunction with the Notes to the Consolidated Financial Statements.

SECURITIZATIONS

IGM's liquidity management practices include the periodic transfers of mortgages and personal loans to commercial paper conduits that in turn issue securities to investors. IGM retains servicing responsibilities and certain elements of recourse with respect to credit losses on transferred loans. IGM also transfers NHA-insured loans through the issuance of mortgage-backed securities. During the course of 2005, IGM entered into securitization transactions through its mortgage banking operations with proceeds of $251 million (2004—$207 million), recognizing a net gain of $4 million on these transactions (2004—$2 million). Securitized loans serviced at December 31, 2005 totalled $559 million, compared with $593 million in 2004. The fair value of IGM's retained interest was $15 million at December 31, 2005 and $20 million in 2004. (See also Note 5 to the Consolidated Financial Statements.)

DERIVATIVE FINANCIAL INSTRUMENTS

In the course of their activities, the Corporation and its subsidiaries use derivative financial instruments. When using such derivatives, they only act as limited end-users and not as market-makers in such derivatives.

The Corporation and its subsidiaries have each established operating policies and processes, which in particular aim at:

- prohibiting the use of derivative instruments for speculative purposes;
- documenting transactions and ensuring their consistency with risk management policies;

› demonstrating the effectiveness of the hedging relationships, and
› monitoring the hedging relationship.

The use of derivatives is monitored and reviewed on a regular basis by senior management of the companies.

As at December 31, 2005, the notional amount of outstanding derivative contracts entered into by the Corporation and its subsidiaries was $8,565 million (2004 — $8,693 million), with a maximum credit risk and total fair value of $748 million and $653 million, respectively, (2004— $489 million and $297 million, respectively). Maximum credit risk represents the current market value of the instruments which were in a gain position only; fair value represents the net amount at which an instrument could be bought or sold in a current transaction between willing parties.

See Notes 1 and 22 to the Consolidated Financial Statements, for more information on the type of derivative financial instruments used by the Corporation and its subsidiaries.

There were no major changes to the Corporation's and its subsidiaries' policies and procedures with respect to the use of derivative instruments in 2005.

COMMITMENTS

LETTERS OF CREDIT › In the normal course of its Reinsurance business, Lifeco provides letters of credit (LOC) to other parties or beneficiaries. A beneficiary will typically hold a LOC as collateral in order to secure statutory credit for reserves ceded to or amounts due from Lifeco. A LOC may be drawn upon demand. If an amount is drawn on a LOC by a beneficiary, the bank issuing the LOC will make a payment to the beneficiary for the amount drawn, and Lifeco will become obligated to repay this amount to the bank.

Lifeco, through certain of its operating subsidiaries, has provided LOC to both external and internal parties, which are described in Note 24 to the Consolidated Financial Statements.

GUARANTEES › The Corporation has adopted AcG-14, Disclosure of Guarantees, effective January 1, 2003, which identifies disclosure requirements for certain guarantees or groups of similar guarantees, even when the likelihood of the guarantor having to make any payment is remote. In addition, in the normal course of their businesses, the Corporation and its subsidiaries may enter into certain agreements, the nature of which precludes the possibility of making a reasonable estimate of the maximum potential amount the guarantor could be required to pay third parties, as some of these agreements do not specify a maximum amount and the amounts are dependent on the outcome of future contingent events, the nature and likelihood of which cannot be determined.

In particular, the syndicated letters of credit provided by Lifeco to external parties (see Note 24 to the Consolidated Financial Statements) meet the definition of guarantees.

CROWN LIFE ACQUISITION AGREEMENT › As part of the 1999 acquisition by Canada Life Financial Corporation (CLFC) of the majority of Crown Life Insurance Company's (Crown Life) insurance operations, CLFC has the option, or may be obligated, to acquire the common shares of Crown Life and, through assumption reinsurance, the remaining insurance business of Crown Life at any time after January 1, 2004, subject to certain conditions, in which case CLFC would receive assets with a value equal to the liabilities assumed. The purchase price for the shares would be the fair value of the assets backing Crown Life's common shareholders' equity.

CONTRACTUAL OBLIGATIONS

The following table provides a summary of future consolidated contractual obligations.

		PAYMENTS DUE BY PERIOD			
	TOTAL	LESS THAN 1 YEAR	1–3 YEARS	4–5 YEARS	MORE THAN 5 YEARS
Debentures and other borrowings[1]	3,427	151	2	2	3,272
Operating leases[2]	636	138	229	144	125
Purchase obligations[3]	27	18	9		
Contractual commitments[4]	396				
Total	4,486				
Letters of credit — see note 5 below					

[1] Please refer to Note 11 to the Consolidated Financial Statements for further information.

[2] Includes office space and certain equipment used in the normal course of business. Lease payments are charged to operations in the period of use.

[3] Purchase obligations primarily represent commitments to acquire goods and services, generally related to information services.

[4] Includes $295 million of commitments by Lifeco, which are essentially for investment transactions made in the normal course of operations in accordance with its policies and guidelines and that are to be disbursed upon fulfilment of certain contract conditions. The balance represents $101 million of outstanding commitments from Power Corporation to make future capital contributions to investment funds; the exact amount and timing of each capital contribution cannot be determined.

[5] Letters of credit are written commitments provided by a bank. The European operation of Lifeco is from time to time an applicant for letters of credit provided mainly as collateral under certain reinsurance contracts for on-balance sheet policy liabilities. Please refer to Note 24 of the Consolidated Financial Statements.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The following table presents the book value and the fair value of on-balance sheet financial instruments (please refer to Note 21 to the Consolidated Financial Statements), as well as the fair value of derivative financial instruments (please refer to Note 22 to the Consolidated Financial Statements).

AS AT DECEMBER 31	2005		2004	
	BOOK VALUE	FAIR VALUE	BOOK VALUE	FAIR VALUE
Assets				
Cash and cash equivalents	5,332	5,332	4,142	4,142
Investments [excluding real estate]	85,929	89,728	80,583	83,630
Other financial assets	5,007	5,007	4,497	4,497
Total financial assets	96,268	100,067	89,222	92,269
Liabilities				
Policy liabilities	75,050	80,320	70,095	73,568
Deposits and certificates	693	694	711	717
Debentures and other borrowings	3,427	3,938	3,640	3,944
Other financial liabilities	9,890	9,890	9,760	9,760
Total financial liabilities	89,060	94,842	84,206	87,989
Derivative financial instruments		653		297

SELECTED ANNUAL INFORMATION

FOR THE YEARS ENDED DECEMBER 31	2005	2004	2003
Revenues	26,613	24,343	15,747
Operating earnings before other items[1]	1,071	954	812
per share — basic[2]	2.32	2.08	1.76
Net earnings[3]	1,053	949	1,268
per share — basic[2]	2.28	2.07	2.79
per share — diluted[2]	2.25	2.03	2.74
Consolidated assets	112,999	105,940	107,199
Consolidated assets and assets under administration[3]	282,273	258,246	243,572
Consolidated long-term liabilities			
Debentures and other borrowings	3,427	3,640	4,289
Shareholders' equity	7,259	6,602	6,042
Book value per share[2]	14.39	13.61	12.41
Number of participating shares outstanding [millions]			
Participating preferred shares	48.9	48.9	48.9
Subordinate voting shares	400.3	396.1	393.9
Dividends per share [declared]			
Participating shares[2]	0.6500	0.5531	0.4688
First preferred shares			
1986 Series	1.5181	1.4096	1.6398
Series A	1.4000	1.4000	1.4000
Series B	1.3375	1.3375	1.3375
Series C	1.4500	1.4500	1.4500
Series D[4]	0.3014		

[1] Operating earnings and operating earnings per share are non-GAAP financial measures.

[2] After giving effect to the two-for-one subdivision which became effective on July 23, 2004.

[3] Assets under administration include segregated funds of Lifeco and IGM's mutual fund assets, at market value. The market value of Lifeco's segregated funds was $75 billion in 2005, $69 billion in 2004, and $62 billion in 2003. IGM's mutual fund assets were $94 billion in 2005, $83 billion in 2004, and $75 billion in 2003.

[4] Issued in October 2005.

SUMMARY OF QUARTERLY RESULTS

In this table, all per share amounts are presented on a post-subdivision basis.

				2005				2004
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenues	**7,250**	**5,853**	**6,415**	**7,095**	6,387	5,549	6,513	5,894
Operating earnings [1][2][3]	**290**	**258**	**292**	**231**	242	233	271	209
per share — basic	**0.62**	**0.56**	**0.64**	**0.50**	0.53	0.51	0.59	0.45
Other income and share of specific charge recorded by Lifeco[2][3]	**(5)**	**(16)**	**2**	**1**	(10)	(5)	11	(2)
per share — basic	**(0.01)**	**(0.04)**	**0.00**	**0.00**	(0.02)	(0.01)	0.03	(0.00)
Net earnings	**285**	**242**	**294**	**232**	232	228	282	207
per share — basic	**0.61**	**0.52**	**0.64**	**0.50**	0.51	0.50	0.62	0.45
per share — diluted	**0.60**	**0.51**	**0.63**	**0.50**	0.50	0.49	0.61	0.44

[1] The contribution from Pargesa to operating earnings includes Pargesa's share of the dividends paid by Total and Suez, as well as Pargesa's share of the portion of the dividend received by GBL from Bertelsmann, which is considered a preferred dividend [Pargesa's share: SF30 million in 2005 and SF50 million in 2004] and thus recorded as income. These dividends contribute significantly to Pargesa's operating results. Dividends from Suez and Bertelsmann are received once a year, during the second quarter. Total, which also used to pay its annual dividend in one instalment during the second quarter, started in the fall of 2004 to pay its dividend in two instalments. In 2004, Pargesa's contribution to operating earnings of Power Financial includes, in the second quarter of 2004, its share of the annual dividend paid by Total related to 2003, which amounted to €4.70 per share, as well as the first interim dividend, related to fiscal 2004, which amounted to €2.40 per share . In 2005, it includes in the second quarter the final portion [€3.00 per share] of the 2004 dividend, while in the fourth quarter of 2005, it includes the first instalment [€3.00 per share] of the dividend related to 2005.

[2] Pargesa releases its six-month results only in September and any difference between actual results compared to estimates used by Power Financial when releasing its results for the periods ended June 30 are recorded by Power Financial in the third quarter. The impact of such differences on Power Financial's operating earnings was $3 million [$0.00 per share] and $4 million [$0.01 per share] in the third quarters of 2005 and 2004, respectively. The impact on Power Financial's third quarter non-operating earnings was negative $1 million [$0.00 per share] and negative $1 million [$0.00 per share] in 2005 and 2004, respectively.

[3] For a definition of this non-GAAP financial measure, please refer to Presentation of Results — Non-GAAP Financial Measures.

POWER CORPORATION OF CANADA

CONSOLIDATED BALANCE SHEETS

AS AT DECEMBER 31 [in millions of dollars]	2005	2004 [restated – Note 1]
ASSETS		
Cash and cash equivalents	**5,332**	4,142
Investments [Note 4]		
Shares	**4,867**	4,073
Bonds	**59,298**	54,960
Mortgages and other loans	**15,118**	15,051
Loans to policyholders	**6,646**	6,499
Real estate	**1,844**	1,649
	87,773	82,232
Funds held by ceding insurers	**2,556**	2,337
Investment in affiliates, at equity [Note 6]	**1,554**	1,698
Goodwill and intangible assets [Note 7]	**10,683**	10,721
Future income taxes [Note 8]	**476**	573
Other assets [Note 9]	**4,625**	4,237
	112,999	105,940
LIABILITIES		
Policy liabilities		
Actuarial liabilities [Note 10]	**71,263**	65,822
Other	**3,787**	4,273
Deposits and certificates	**693**	711
Funds held under reinsurance contracts [Note 17]	**4,325**	4,108
Debentures and other borrowings [Note 11]	**3,427**	3,640
Preferred shares of subsidiaries [Note 1]	**1,656**	1,666
Capital trust securities and debentures [Note 12]	**648**	651
Future income taxes [Note 8]	**865**	852
Other liabilities [Note 13]	**8,836**	8,423
	95,500	90,146
Non-controlling interests [Note 14]	**10,240**	9,192
SHAREHOLDERS' EQUITY		
Stated capital [Note 15]		
Non-participating shares	**795**	545
Participating shares	**417**	389
Contributed surplus	**37**	16
Retained earnings	**6,478**	5,761
Foreign currency translation adjustments	**(468)**	(109)
	7,259	6,602
	112,999	105,940

Approved by the Board of Directors



Director



Director

CONSOLIDATED STATEMENTS OF EARNINGS

FOR THE YEARS ENDED DECEMBER 31 [in millions of dollars, except per share amounts]	2005	2004 [restated – Note 1]
REVENUES		
Premium income	16,048	14,202
Net investment income	5,609	5,558
Fees and media income	4,956	4,583
	26,613	24,343
EXPENSES		
Paid or credited to policyholders and beneficiaries including policyholder dividends and experience refunds	17,435	15,490
Commissions	1,973	1,880
Operating expenses	3,524	3,523
Financing charges [Note 11]	336	364
	23,268	21,257
	3,345	3,086
Share of earnings of affiliates [Note 6]	110	118
Other income [charges], net [Note 18]	(7)	(49)
Earnings before income taxes and non-controlling interests	3,448	3,155
Income taxes [Note 8]	910	837
Non-controlling interests [Note 14]	1,485	1,369
Net earnings	1,053	949
Earnings per participating share [Note 20]		
Basic	2.28	2.07
Diluted	2.25	2.03

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

FOR THE YEARS ENDED DECEMBER 31 [in millions of dollars]	2005	2004 [restated – Note 1]
Retained earnings, beginning of year	5,761	5,089
Add		
Net earnings	1,053	949
Deduct		
Dividends		
Non-participating shares	32	29
Participating shares	292	246
Premium on subordinated voting shares purchased for cancellation	–	3
Other, including share issue costs of $6 million in 2005	12	(1)
	336	277
Retained earnings, end of year	6,478	5,761

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31 [in millions of dollars]	2005	2004 [restated – Note 1]
OPERATING ACTIVITIES		
Net earnings	1,053	949
Non-cash charges [credits]		
Increase in policy liabilities	2,725	685
Increase in funds withheld by ceding insurers	(219)	1,805
Increase in funds held under reinsurance contracts	(23)	(548)
Amortization and depreciation	112	123
Future income taxes	157	210
Non-controlling interests	1,485	1,369
Other	(86)	(704)
Change in non-cash working capital items	(620)	(501)
Cash from operating activities	4,584	3,388
FINANCING ACTIVITIES		
Dividends paid		
By subsidiaries to non-controlling interests	(603)	(502)
Non-participating shares	(29)	(29)
Participating shares	(292)	(246)
	(924)	(777)
Issue of subordinated voting shares	28	16
Issue of non-participating shares	250	–
Repurchase of participating shares for cancellation	–	(3)
Repurchase of non-participating shares for cancellation	–	(4)
Issue of common shares by subsidiaries	29	66
Issue of preferred shares by subsidiaries	550	300
Repurchase of preferred shares by subsidiaries	(10)	(130)
Repurchase of common shares by subsidiaries	(80)	(156)
Issue of debentures and other borrowings	–	210
Repayment of debentures and other borrowings	(186)	(863)
Other	(34)	(72)
	(377)	(1,413)
INVESTMENT ACTIVITIES		
Bond sales and maturities	36,671	35,867
Mortgage loan repayments	2,045	2,650
Sale of shares	1,672	1,497
Real estate sales	200	150
Proceeds from securitizations	251	207
Change in loans to policyholders	(272)	(47)
Change in repurchase agreements	224	195
Reinsurance transactions	–	(430)
Acquisition of Investment Planning Counsel [Note 2]	(1)	(63)
Investment in subsidiaries	22	–
Investment in bonds	(37,939)	(37,640)
Investment in mortgage loans	(2,639)	(2,422)
Investment in shares	(2,315)	(1,698)
Investment in real estate	(588)	(197)
Other	(62)	(14)
	(2,731)	(1,945)
Effect of changes in exchange rates on cash and cash equivalents	(286)	(47)
Increase [decrease] in cash and cash equivalents	1,190	(17)
Cash and cash equivalents, beginning of year	4,142	4,159
Cash and cash equivalents, end of year	5,332	4,142

SUPPLEMENTAL CASH FLOW INFORMATION		
Income taxes paid	677	769
Interest paid on debentures and other borrowings	377	388

ALL TABULAR AMOUNTS ARE IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Consolidated Financial Statements have been prepared in accordance with generally accepted accounting principles in Canada and include the accounts of the Corporation, its subsidiaries and its affiliates.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in those statements and accompanying notes. The reported amounts and note disclosures are determined using management's best estimates based on assumptions that reflect the most probable set of economic conditions and planned courses of action. Actual results may differ from such estimates.

The principal subsidiaries of the Corporation are: Power Financial Corporation (Power Financial) (interest of 66.4%), Gesca Ltée (interest of 100%) and Power Technology Investment Corporation (PTIC) (interest of 100%). Power Financial holds a controlling interest in Great-West Lifeco Inc. (Lifeco) (direct interest of 70.6%), which holds 100% of the common shares of Great-West Life & Annuity Insurance Company (GWL&A) and 100% of the common shares of The Great-West Life Assurance Company (Great-West). Great-West in turn holds 100% of the common shares of Canada Life Financial Corporation (CLFC), which itself holds 100% of The Canada Life Assurance Company (Canada Life) and 100% of the common shares of London Insurance Group Inc. (LIG), which in turn holds 100% of London Life Insurance Company (London Life). Power Financial also holds a controlling interest in IGM Financial Inc. (IGM) (direct interest of 55.9%), which holds 100% of the common shares of Investors Group Inc. (Investors Group) and of Mackenzie Financial Corporation (Mackenzie), and 74.7% of the common shares of Investment Planning Counsel. IGM holds 4.2% of the common shares of Lifeco, and Great-West holds 3.5% of the common shares of IGM. The Corporation accounts for its investments in its affiliates using the equity method.

CONSOLIDATION OF VARIABLE INTEREST ENTITIES

Effective January 1, 2005, the Corporation adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Accounting Guideline 15 on Consolidation of Variable Interest Entities. As a result, Lifeco no longer consolidates Great-West Life Capital Trust (GWLCT) and Canada Life Capital Trust (CLCT) but recognizes the related debentures on the Consolidated Balance Sheets (refer to Note 12). This change in accounting policy had no impact on net earnings available to common shareholders or basic earnings per common share.

REVENUE RECOGNITION

Premiums for all types of insurance contracts, and contracts with limited mortality or morbidity risk, are generally recognized as revenue when due. When premiums are recognized, actuarial liabilities are computed, with the result that benefits and expenses are matched with such revenue.

The Corporation's premium revenues, total paid or credited to policyholders and policy liabilities are all shown net of reinsurance amounts ceded to, or including amounts assumed from, other insurers.

Fee and other income is recognized when earned and primarily includes fees earned from the management of segregated fund assets, fees earned on the administration of administrative services only (ASO) Group health contracts, and fees earned from management services.

Media revenues are recognized as follows: newspaper sales are recognized at the time of delivery, advertising sales are recognized at the time the advertisement is published.

Management fees are based on the net asset value of mutual fund assets under management and are recognized on an accrual basis when the service is performed. Administration fees are also recognized on an accrual basis when the service is performed. Distribution revenues are recognized on a trade date basis.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents comprise cash and temporary investments consisting of highly liquid investments with short-term maturities.

INVESTMENTS

Investments, other than those held by Lifeco are accounted for as follows: investments in shares are carried at cost. Where there has been a loss in value that is other than a temporary decline, a write-down is made to recognize the loss. Bonds, mortgages and other loans are valued at amortized cost plus accrued interest less allowances for losses. Real estate investments are valued at cost less allowances for losses.

Investments held by Lifeco are accounted for as follows:

- Investments in shares are carried at cost plus a moving average market value adjustment of $293 million ($277 million in 2004). The carrying value is adjusted towards market value at a rate of 5% per quarter. Net realized gains and losses are included in deferred net realized gains and are deferred and amortized to earnings at a rate of 5% per quarter on a declining balance basis.
- Investments in bonds and mortgage loans are carried at amortized cost net of any allowance for credit losses. The difference between the proceeds on the sale of a debt security and its amortized cost is considered to be an adjustment of future portfolio yield. Net realized gains and losses are included in deferred net realized gains and are deferred and amortized over the period to maturity of the security sold.
- Investments in real estate are carried at cost net of write-downs and allowances for loss, plus a moving average market value adjustment of $144 million ($154 million in 2004). The carrying value is adjusted towards market value at a rate of 3% per quarter. Net realized gains and losses are included in deferred net realized gains and are deferred and amortized to earnings at a rate of 3% per quarter on a declining balance basis.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES [CONTINUED]

Market values for publicly traded bonds are determined using quoted market prices. Market values for bonds that are not actively traded and for mortgages are determined by discounting expected future cash flows related to the securities at market interest rates. Market values for public shares are generally determined by the closing sale price of the security on the exchange where it is principally traded. Market values for shares for which there is no active market are determined by management. Market values for all properties are determined annually by management based on a combination of the most recent independent appraisal and current market data available. Appraisals of all properties are conducted at least once every three years by independent qualified appraisers.

SECURITIZATIONS

IGM periodically transfers mortgages and personal loans through sales to commercial paper conduits that in turn issue securities to investors. IGM retains servicing responsibilities and certain elements of recourse with respect to credit losses on transferred loans. IGM also transfers NHA-insured mortgages through the issuance of mortgage-backed securities.

Transfers of loans are accounted for as sales, provided that control over the transferred loans has been surrendered and consideration other than beneficial interests in the transferred loans has been received in exchange. The loans are removed from the consolidated balance sheet and a gain or loss is recognized in income immediately based on the carrying value of the loans transferred. The carrying value is allocated between the assets transferred and the retained interests in proportion to their fair values at the date of transfer. To obtain the fair value of IGM's retained interests, quoted market prices are used if available. However, since quotes are generally not available for retained interests, the estimated fair value is based on the present value of future expected cash flows using management's best estimates of key assumptions such as prepayment rates, excess spread, expected credit losses and discount rates commensurate with the risks involved. Retained interests are reviewed quarterly for impairment. IGM continues to service the loans transferred. As a result, a servicing liability is also recognized and amortized over the expected term of the transferred loans as servicing fees.

For all transfers of loans, gains and losses, as well as servicing fee revenues are reported in Net investment income in the Consolidated Statements of Earnings. The retained interests in the securitized loans are recorded in Other assets, and the servicing liability is recorded in Other liabilities on the Consolidated Balance Sheets.

DEFERRED SELLING COMMISSIONS

Commissions paid by IGM on the sale of certain mutual funds are deferred and amortized against related fee income over a maximum period of seven years. Commissions paid on the sale of deposits are deferred and amortized over the term of the deposit with a maximum amortization period of five years.

GOODWILL AND INTANGIBLE ASSETS

Goodwill represents the excess of purchase consideration over the fair value of net assets of acquired subsidiaries of the Corporation. Intangible assets represent finite life and indefinite life intangible assets of acquired subsidiaries of the Corporation. Intangible assets with finite lives are amortized on a straight-line basis over their estimated useful lives. The Corporation tests goodwill and indefinite life intangible assets for impairment on an annual basis by reviewing the fair value of the related businesses and the intangible assets. Goodwill and intangible assets are written down when impaired to the extent that the carrying value exceeds the estimated fair value.

STOCK-BASED COMPENSATION PLANS

Effective January 1, 2004, CICA 3870, Stock-based Compensation and Other Stock-based Payments was amended to require expense treatment for all stock-based compensation and payments. Previously the standard encouraged, but did not require, the use of a fair value-based method to account for stock-based transactions with employees (Note 16). On January 1, 2004, the Corporation adopted the amended standard retroactively without restatement of prior periods for all stock-based compensation and payments to employees since 2002.

The fair value of stock options is determined on each grant date. Compensation expense is recognized over the period that the stock options vest, with a corresponding increase in Contributed surplus. When the Corporation's stock options are exercised, the proceeds, together with the amount recorded in Contributed surplus, are added to Stated capital.

REPURCHASE AGREEMENTS

Lifeco enters into repurchase agreements with third-party broker-dealers in which Lifeco sells securities and agrees to repurchase substantially similar securities at a specified date and price. Such agreements are accounted for as investment financings.

DERIVATIVE FINANCIAL INSTRUMENTS

Derivative financial instruments are used by the Corporation and its subsidiaries in the management of interest rate, foreign exchange and equity market exposures. The Corporation's policy is not to use derivative financial instruments for speculative purposes.

The Corporation documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the Consolidated Balance Sheets or to anticipated future transactions. The Corporation also assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are effective in offsetting changes in fair values or cash flows of hedged items.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES [CONTINUED]

The accounting policies used for derivative financial instruments held for hedging purposes correspond to those of the underlying hedged position. In the event a designated hedged item is sold, extinguished, matures or ceases to be effective prior to the termination of the related derivative instruments or it is no longer probable that the sale of the hedged item will occur at the date originally anticipated, any realized or unrealized gains or losses on such derivative instruments are recognized in earnings.

Interest rate swaps and options are used to hedge interest rate risk related to asset and liability management and mortgage banking operations. These swap agreements require the periodic exchange of payments, without the exchange of the notional principal amount on which the payments are based. Net investment income is adjusted to reflect the exchange of payments under the interest rate swaps.

Written call options are used with interest rate swaps to effectively convert convertible fixed rate bonds to non-convertible variable rate securities as part of the Corporation's overall assets/liability matching program. The written call option hedges the Corporation's exposure to the convertibility feature on the bonds. Any premiums received are recognized in net investment income over the life of the options. Gains and losses realized upon exercise of the options are amortized into income over the remaining term of the underlying securities.

Put options are purchased to protect against significant decreases in equity markets. Premiums paid are amortized to net investment income over the life of the options. Gains and losses realized upon exercise of the options are recognized in net investment income.

Cross-currency swaps are used in combination with other investments to manage currency risk associated with actuarial liabilities. Under these swaps, principal amounts and fixed and floating interest payments may be exchanged in different currencies. The carrying value on the balance sheet is adjusted to reflect the amount of the currency swapped and interest income is adjusted to reflect the interest receivable and interest payable under the swaps.

The Corporation also enters into certain foreign exchange forward contracts to hedge certain product liabilities and to hedge a portion of the translation of its foreign revenues as well as a portion of both operating results and net investment in its foreign operations. The realized and unrealized gains and losses on contracts for product liabilities are included in Net investment income, offsetting the respective realized and unrealized gains and losses on the underlying product liabilities and a corresponding market value adjustment in the amounts paid or credited to policyholders. The realized gains and losses on contracts related to revenues are recognized in Net investment income and 2005 gains, net of tax, were $67 million ($111 million in 2004). The gains and losses on contracts related to net investment in foreign operations are included in Foreign currency translation adjustments in the shareholders' equity section of the Consolidated Balance Sheets. Hedge effectiveness is reviewed quarterly through critical terms matching and correlation testing.

Equity index swaps and futures are used to hedge certain product liabilities and are marked to market with realized and unrealized gains and losses included in Net investment income, offsetting the respective realized and unrealized gains and losses on the underlying product liabilities and a corresponding market value adjustment in the amounts paid or credited to policyholders. Equity index swaps are also used as substitutes for cash instruments and are marked to market with realized and unrealized gains and losses included in Net investment income.

In addition, equity index swaps are used to hedge the market risk associated with certain fee income. Realized gains and losses are recognized in Fee income. Hedge effectiveness is reviewed quarterly through correlation testing.

Lifeco uses credit derivatives to manage its credit exposures and for risk diversification in its investment portfolio. Unrealized gains and losses are deferred on the balance sheet and are recognized in Net investment income in the period in which the underlying investment is recognized.

Lifeco manages its exposure to market risk on its securities by either entering into forward sale contracts, purchasing a put option or by simultaneously purchasing a put option and writing a call option on the same security. The Corporation designates these contracts as hedges of the future sale of specified securities. Any unrealized gains and losses on the forward sales and options are accounted for on the deferral basis where gains and losses, including any premiums paid or received, are recognized in Net investment income on a basis consistent with the future sale of the related securities.

Effective January 1, 2004, the Corporation adopted the recommendations of CICA Accounting Guideline 13 — Hedging Relationships (AcG-13) on a prospective basis. AcG-13 specifies the circumstances in which hedge accounting is appropriate, including the identification, documentation, designation, and effectiveness of hedges and the discontinuance of hedge accounting. The Corporation reassessed its hedging relationships as at January 1, 2004 and determined that its interest rate swaps on mortgage banking activities did not qualify for hedge accounting under AcG-13. The impact on the Consolidated Financial Statements was not material.

Derivatives that do not qualify for hedge accounting are carried at fair value on the Consolidated Balance Sheets, and changes in fair value are recorded in Net investment income in the Consolidated Statements of Earnings. Non-qualifying derivatives continue to be utilized on a basis consistent with the risk management policies of the Corporation and are monitored by the Corporation for effectiveness as economic hedges even if the specific hedge accounting requirements of AcG-13 are not met.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES [CONTINUED]

FINANCIAL INSTRUMENTS — DISCLOSURE AND PRESENTATION

Effective for fiscal years beginning on or after November 1, 2004, CICA 3860, Financial Instruments — Disclosure and Presentation was amended to require obligations that an entity must or can settle by issuing a variable number of the issuer's own equity instruments to be presented as liabilities rather than equity. On January 1, 2005, the Corporation adopted the amended standard retroactively with restatement of prior periods. Some of the subsidiaries' preferred shares ($1,666 million) were reclassified from Non-controlling interests to Liabilities and the associated preferred dividends were reclassified to Financing charges in the Consolidated Statements of Earnings. The change does not have any impact on earnings per share or net earnings available to participating shareholders.

FOREIGN CURRENCY TRANSLATION

All assets and liabilities denominated in foreign currency are translated into Canadian dollars at exchange rates prevailing at the balance sheet date for monetary items and at exchange rates prevailing at the transaction dates for non-monetary items. The Corporation follows the current rate method of foreign currency translation for its net investments in self-sustaining foreign operations. All income and expenses are translated at average rates prevailing during the year. Exchange gains and losses are included in earnings, except those related to self-sustaining operations and financing related thereto, which are included in Foreign currency translation adjustments in the shareholders' equity section of the Consolidated Balance Sheets.

PENSION PLANS AND OTHER POST-RETIREMENT BENEFITS

The Corporation maintains defined benefit pension plans as well as defined contribution pension plans for certain of its employees and agents. The plans provide pension based on length of service and final average earnings. The benefit obligation is actuarially determined and accrued using the projected benefit method prorated on service. Pension charge or credit consists of the aggregate of the actuarially computed cost of pension benefits provided in respect of the current year's service, imputed interest on the accrued benefit obligation less expected returns on plan assets, which are valued at market value. For the most part, actuarial gains and losses in excess of the greater of 10% of the beginning-of-year plan assets or accrued benefit obligation are amortized over the expected average remaining service life of employees.

The Corporation also has unfunded supplementary pension plans for certain executives. Pension expense related to current services is charged to earnings in the period during which the services are rendered.

In addition, the Corporation provides certain post-retirement health care and life insurance benefits to eligible retirees, agents and their dependants. The cost of the benefits is actuarially determined and accrued using the projected benefit method prorated on service. The current cost of post-retirement health and life benefits is charged to earnings in the period during which the services are rendered.

LOANS TO POLICYHOLDERS

Loans to policyholders are shown at their unpaid balance and are fully secured by the cash surrender values of the policies.

FUNDS HELD BY CEDING INSURERS/ FUNDS HELD UNDER REINSURANCE CONTRACTS

Under certain forms of reinsurance contracts, it is customary for the ceding insurer to retain possession of the assets supporting the liabilities ceded. Lifeco records an amount receivable from the ceding insurer or payable to the reinsurer representing the premium due. Investment revenue on these funds withheld is credited by the ceding insurer.

INCOME TAXES

The Corporation follows the liability method in accounting for income taxes, whereby future income tax assets and liabilities reflect the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities and their tax bases. Future income tax assets and liabilities are measured based on the enacted or substantively enacted tax rates which are anticipated to be in effect when the temporary differences are expected to reverse.

EARNINGS PER SHARE

Basic earnings per share is determined by dividing Net earnings available to common shareholders by the average number of common shares outstanding for the year. Diluted earnings per share is determined using the same method as basic earnings per share, except that the average number of common shares outstanding includes the potential dilutive effect of outstanding stock options granted by the Corporation, as determined by the treasury stock method.

INVESTMENT COMPANIES

In January 2004, the CICA issued Accounting Guideline No. 18 — Investment Companies, which became effective January 1, 2005. Under this Guideline, investment companies are required to account for all their investments at fair value, including investments that would otherwise be consolidated or accounted for using the equity method. The Guideline sets out the criteria for determining whether a company is an investment company and also provides guidance on the circumstances in which the parent company of, or equity method investor in, an investment company should account for the investment company's investments at fair value. The Corporation has determined that the new guideline did not have a material impact on the consolidated financial statements of the Corporation in 2005.

COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current year's financial statement presentation.

NOTE 2. ACQUISITIONS

ACQUISITION OF BUSINESS

During 2005, Canada Life, through its wholly owned United Kingdom subsidiary, Canada Life Limited, acquired the assets and liabilities associated with the in-force annuity in payment business of Phoenix and London Assurance Limited, part of the Resolution Life Group which is based in the United Kingdom. The transaction resulted in an increase in invested assets and a corresponding increase in policyholder liabilities of $4.4 billion on the Consolidated Balance Sheets.

ACQUISITION OF INVESTMENT PLANNING COUNSEL

On May 10, 2004, IGM acquired 74.7% of the outstanding common shares of Investment Planning Counsel, a Canadian financial services company. The results of its operations have been included in earnings since that date.

The aggregate purchase price was $100 million, consisting of $76 million of cash, including transaction costs, and common shares valued at $24 million. The value of the 734,796 common shares issued by IGM was determined based on the weighted-average market price of IGM's shares over the two-day period before and after the terms of the acquisition were agreed to and announced.

The following table summarizes the fair value of the assets acquired and liabilities assumed at the date of acquisition.

Fair value of assets acquired	
Cash and cash equivalents	12
Deferred selling commissions	8
Future income taxes	3
Other assets	27
Management contracts	17
Distribution contracts	24
	91
Less fair value of liabilities assumed	
Deposits	21
Other liabilities	50
Long-term debt	23
	94
Fair value of net liabilities assumed	(3)
Goodwill	103
Total purchase consideration	100

Included in Other liabilities are accruals for contract termination costs of $27 million which were paid during the second quarter of 2004, and other restructuring costs of $6 million related to the acquisition.

NOTE 3. RESTRUCTURING COSTS

The plan to restructure and integrate the operations of CLFC with Lifeco's wholly owned subsidiaries Great-West, London Life and GWL&A was completed at the end of December 2005 at a total cost of $446 million. Restructuring costs related to the acquisition of CLFC incurred for the year ended December 31, 2005 were $101 million ($220 million for the year ended December 31, 2004). Of this amount $22 million ($44 million in 2004) was charged to earnings and $79 million ($176 million in 2004) was charged against the amount accrued as part of the purchase equation of CLFC. These restructuring costs are related to the elimination of duplicate systems, exiting and consolidating operations and compensation costs.

NOTE 4. INVESTMENTS

	2005		2004	
	CARRYING VALUE	ESTIMATED MARKET VALUE	CARRYING VALUE	ESTIMATED MARKET VALUE
Shares	**4,867**	**5,374**	4,073	4,470
Bonds	**59,298**	**61,918**	54,960	57,012
Mortgages and other loans	**15,118**	**15,790**	15,051	15,649
Loans to policyholders	**6,646**	**6,646**	6,499	6,499
Real estate	**1,844**	**2,129**	1,649	1,855
	87,773	**91,857**	82,232	85,485

NOTE 4. INVESTMENTS [CONTINUED]

TERM TO MATURITY AND INTEREST RATE RANGE OF BONDS AND MORTGAGES AND OTHER LOANS
[BEFORE ALLOWANCE FOR CREDIT LOSSES]

	1 YEAR OR LESS	1-5 YEARS	OVER 5 YEARS	TOTAL	EFFECTIVE INTEREST RATE RANGES
					%
2005					
Bonds	**5,270**	**16,942**	**37,174**	**59,386**	**1.0 – 16.8**
Mortgages and other loans	**639**	**5,511**	**9,007**	**15,157**	**3.0 – 13.5**
2004					
Bonds	5,017	12,750	37,331	55,098	1.0 – 16.8
Mortgages and other loans	451	5,258	9,411	15,120	3.0 – 13.8

The Corporation maintains an allowance for credit losses which is considered adequate by management to absorb all credit-related losses in its portfolio.

CHANGES IN THE ALLOWANCE FOR CREDIT LOSSES

	2005	2004
Balance, beginning of year	**208**	213
Provision for credit losses	**7**	(8)
Recoveries of prior write-offs	**(75)**	(20)
Write-offs	**(10)**	29
Other	**(3)**	(6)
Balance, end of year	**127**	208

Investments in real estate include an asset value allowance of nil ($19 million in 2004), which provides for deterioration of market values associated with real estate held for investment.

Also included in mortgages and other loans are modified/restructured loans of $37 million ($85 million in 2004) that are performing in accordance with their current terms.

Included in investments are the following:

IMPAIRED LOANS

	2005	2004
Bonds	**137**	150
Mortgages and other loans	**17**	20
Foreclosed real estate	**11**	2
	165	172

Impaired loans include non-accrual loans and foreclosed real estate held for sale. Bond and mortgage investments are reviewed on a loan by loan basis to determine impaired status. Loans are classified as non-accrual when:

[1] payments are 90 days or more in arrears, except in those cases where, in the opinion of management, there is justification to continue to accrue interest; or

[2] the Corporation no longer has reasonable assurance of timely collection of the full amount of the principal and interest due; or

[3] modified/restructured loans are not performing in accordance with the contract.

Where appropriate, provisions are established or write-offs made to adjust the carrying value to the net realizable amount. Wherever possible the fair value of collateral underlying the loans or observable market price is used to establish net realizable value.

NOTE 4. INVESTMENTS [CONTINUED]

DEFERRED NET REALIZED AND UNREALIZED GAINS

Net investment income includes amortization of deferred net realized and unrealized gains as follows:

	2005	2004
Bonds	253	269
Mortgages and other loans	53	51
Shares	232	139
Real estate	46	38
	584	497

The balance of deferred net realized gains (included in Other liabilities) is composed of the following:

	2005	2004
Bonds	1,834	1,503
Mortgages and other loans	151	144
Shares	440	350
Real estate	173	167
	2,598	2,164

NOTE 5. SECURITIZATIONS

IGM securitized the following loans with gains, net of transactions costs, being recognized in net investment income:

	2005		2004	
	PRINCIPAL AMOUNT SECURITIZED	NET GAIN	PRINCIPAL AMOUNT SECURITIZED	NET GAIN
Commercial paper conduit transactions	252	4	191	2
Mortgage-backed security transactions	–	–	17	–

IGM's retained interest in the securitized loans includes cash reserve accounts and rights to future excess spread. This retained interest is subordinated to the interests of the related commercial paper conduits (CP conduits) and mortgage-backed securities (MBS) holders (the purchasers). The purchasers do not have recourse to IGM's other assets for any failure of the borrowers to pay when due.

The key economic assumptions used to value the retained interests at the date of securitization issuances for transactions completed during 2005 and 2004 were as follows:

	2005	2004	
	CP CONDUIT TRANSACTIONS	CP CONDUIT TRANSACTIONS	MBS TRANSACTIONS
Weighted-average			
Remaining service life [in years]	3.7	3.1	5.0
Interest rate	4.98%	4.97%	5.04%
Coupon rate of securities issued	4.00%	4.07%	3.99%
Prepayment rate	15.00%	15.00%	18.90%
Discount rate	4.55%	4.51%	4.35%
Servicing fees	0.25%	0.25%	0.23%
Expected credit losses	0.05%	0.05%	n/a

At December 31, 2005, the fair value of the total retained interests was $16 million ($20 million in 2004). The sensitivity to immediate 10% or 20% adverse changes to key assumptions was considered to be immaterial.

NOTE 5. SECURITIZATIONS [CONTINUED]

The total loans reported by IGM, the securitized loans serviced by IGM, as well as cash flows related to securitization arrangements are as follows:

	2005	2004
Mortgages	**826**	869
Personal loans	**246**	221
	1,072	1,090
Less: securitized loans serviced	**559**	593
Total on-balance sheet loans	**513**	497
Proceeds from new securitizations	**251**	207
Cash flows received on retained interests	**11**	14

NOTE 6. INVESTMENT IN AFFILIATES, AT EQUITY

	2005	2004
Carrying value, beginning of year	**1,698**	1,574
Investment	**11**	38
Share of operating earnings	**110**	118
Share of non-operating earnings	**11**	29
Foreign currency translation adjustments	**(231)**	(8)
Dividends	**(50)**	(48)
Other, net	**5**	(5)
Carrying value, end of year	**1,554**	1,698
Share of equity, end of year	**1,506**	1,645

Composed principally of Power Financial's interest in Parjointco N.V., 50% held by Power Financial. At December 31, 2005, Parjointco N.V. held a voting interest of 61.4% (2004 — 61.4%) and an equity interest of 54.1% (2004 — 54.3%) in Pargesa Holding S.A.

NOTE 7. GOODWILL AND INTANGIBLE ASSETS

A summary of changes in the Corporation's goodwill and intangible assets is as follows:

2005	GOODWILL	INTANGIBLE ASSETS	TOTAL
Balance, beginning of year	**8,246**	**2,475**	**10,721**
Amortization of finite life intangible assets	**–**	**(20)**	**(20)**
Changes in foreign exchange rates	**(1)**	**(37)**	**(38)**
Acquisition of Investment Planning Counsel [Note 2]	**1**	**–**	**1**
Other, including effect of repurchase of common shares by subsidiaries	**18**	**1**	**19**
Balance, end of year	**8,264**	**2,419**	**10,683**

2004	GOODWILL	INTANGIBLE ASSETS	TOTAL
Balance, beginning of year	8,013	2,326	10,339
Change in allocation of the purchase price of CLFC	66	127	193
Acquisition of Investment Planning Counsel [Note 2]	102	41	143
Amortization of finite life intangible assets	–	(20)	(20)
Other, including effect of repurchase of common shares by subsidiaries	65	1	66
Balance, end of year	8,246	2,475	10,721

NOTE 7. GOODWILL AND INTANGIBLE ASSETS [CONTINUED]

Intangible assets represent the fair value of mutual fund management contracts, distribution contracts, trade names, brands and trademarks, and the shareholders' portion of acquired future participating account profits. The intangible assets include, for the most part, indefinite life intangible assets of $1,979 million ($1,999 million in 2004) that are not subject to amortization, as well as finite life intangible assets of $440 million ($476 million in 2004) amortized over a period not to exceed 30 years.

NOTE 8. INCOME TAXES

The following table reconciles the statutory and effective tax rates:

	2005	2004
	%	%
Combined basic Canadian federal and provincial tax rates	35.5	35.6
Non-taxable investment income	(4.2)	(5.0)
Earnings of affiliates	(0.8)	(1.3)
Lower effective tax rates on income not subject to tax in Canada	(3.5)	(3.0)
Miscellaneous, net of Large Corporation Tax	(0.6)	0.2
	26.4	26.5

	2005	2004
Components of income tax expense are		
Current income taxes	753	627
Future income taxes	157	210
	910	837
Future income taxes consist of the following temporary differences:		
Policy liabilities	58	243
Loss carry forwards	394	446
Investments	(279)	(345)
Deferred selling commissions	(334)	(306)
Intangible assets	(284)	(284)
Other	56	(33)
Future income taxes	(389)	(279)
Presented as		
Future income tax assets	476	573
Future income tax liabilities	(865)	(852)
	(389)	(279)

As at December 31, 2005, the Corporation and its subsidiaries have non-capital losses of $278 million ($267 million in 2004) available to reduce future taxable income for which the benefit has not been recognized. If not utilized, these losses will expire at various dates to 2015. In addition, subsidiaries have capital loss carry forwards that can be used indefinitely to offset future capital gains of approximately $66 million ($67 million in 2004).

NOTE 9. OTHER ASSETS

	2005	2004
Dividends, interest and other receivables	1,828	1,680
Premiums in course of collection	623	480
Deferred selling commissions	928	851
Fixed assets, net of accumulated amortization	483	495
Accrued benefit asset [Note 19]	259	217
Other	504	514
	4,625	4,237

NOTE 10. ACTUARIAL LIABILITIES AND RISK MANAGEMENT

Actuarial liabilities of Lifeco represent the amounts equal to the carrying value of the assets that, taking into account the other pertinent items on the balance sheet, will be sufficient to discharge Lifeco's obligations over the term of the liability for its insurance policies and to pay expenses related to the administration of those policies. Actuarial liabilities are determined using generally accepted actuarial practices, according to standards established by the Canadian Institute of Actuaries. In accordance with these accepted practices, actuarial liabilities have been determined in accordance with the Canadian Asset Liability Method.

In the computation of actuarial liabilities, valuation assumptions have been made regarding rates of mortality/morbidity, investment returns, levels of operating expenses and rates of policy termination. The valuation assumptions use best estimates of future experience together with a margin for misestimation and experience deterioration. These margins have been set in accordance with guidelines established by the Canadian Institute of Actuaries and are necessary to provide reasonable assurance that the actuarial liabilities cover a range of possible outcomes. Margins are reviewed periodically for continued appropriateness.

The methods for arriving at these valuation assumptions are outlined below:

MORTALITY › A life insurance mortality study is carried out annually, for each major block of insurance business. The results of each study are used to update Lifeco's experience valuation mortality tables for that business. When there is insufficient data, use is made of the latest industry experience to derive an appropriate valuation mortality assumption. Although mortality improvements have been observed for many years, for life insurance valuation the mortality provisions (including margin) do not allow for future improvements.

Annuitant mortality is also studied regularly and the results used to modify established industry experience annuitant mortality tables. Mortality improvement has been projected to occur throughout future years for annuitants.

MORBIDITY › Lifeco uses industry-developed experience tables modified to reflect emerging company experience. Both claim incidence and termination are monitored regularly and emerging experience is factored into the current valuation.

PROPERTY AND CASUALTY REINSURANCE › Actuarial liabilities for property and casualty reinsurance written by London Reinsurance Group (LRG), a subsidiary of London Life, are determined using accepted actuarial practices for life insurers in Canada. Reflecting the long-term nature of the business, reserves have been established using cash flow valuation techniques, including discounting. The reserves are based on cession statements provided by ceding companies. In certain instances, LRG management adjusts cession statement amounts to reflect management's interpretation of the treaty. Differences will be resolved via audits and other loss mitigation activities. In addition, reserves also include an amount for incurred but not reported losses (IBNR) which may differ significantly from the ultimate loss development. The estimates and underlying methodology are continually reviewed and updated and adjustments to estimates are reflected in income. LRG analyses the emergence of claims experience against expected assumptions for each reinsurance contract separately and at the portfolio level. If necessary, a more in-depth analysis is undertaken of the cedant experience.

INVESTMENT RETURNS › The assets which correspond to the different liability categories are segmented. For each segment, projected cash flows from the current assets and liabilities are used in the Canadian Asset Liability Method to determine actuarial liabilities. Cash flows from assets are reduced to provide for asset default losses. Testing under several interest rate scenarios (including increasing and decreasing rates) is done to provide for reinvestment risk.

EXPENSES › Unit expense studies are updated regularly to determine an appropriate estimate of future expenses for the liability type being valued. Expense improvements are not projected. An inflation assumption with the investment return is incorporated in the estimate of future expenses.

POLICY TERMINATION › Studies to determine rates of policy termination are updated regularly to form the basis of this estimate. Industry data is also available and is useful where Lifeco has no experience with specific types of policies or its exposure is limited.

POLICYHOLDER DIVIDENDS › Future policyholder dividends are included in the determination of actuarial liabilities for participating policies, with the assumption that policyholder dividends will change in the future to reflect the experience of the respective participating accounts, consistent with the participating policyholder dividend policies.

INTEREST RATE RISK

Interest rate risk is managed by effectively matching portfolio investments with liability characteristics. Hedging instruments are employed where necessary when there is a lack of suitable permanent investments to minimize loss exposure to interest rate changes.

CREDIT RISK

Credit risk is managed through an emphasis on quality in the investment portfolio and by maintenance of issuer, industry and geographic diversification standards.

Projected investment returns are reduced to provide for future credit losses on assets. The net effective yield rate reduction averaged 0.18% (0.17% in 2004).

NOTE 10. ACTUARIAL LIABILITIES AND RISK MANAGEMENT [CONTINUED]

The following outlines the future asset credit losses provided for in actuarial liabilities. These amounts are in addition to the allowance for asset losses included with assets:

	2005	2004
Participating policyholders	**570**	492
Non-participating policyholders	**608**	467
	1,178	959

REINSURANCE RISK

Maximum benefit amount limits per insured life (which vary by line of business) are established for life and health insurance, and reinsurance is purchased for amounts in excess of those limits.

Reinsurance contracts do not relieve Lifeco from its obligations to policyholders. Failure of reinsurers to honour their obligations could result in losses to Lifeco. Lifeco evaluates the financial condition of its reinsurers and its exposure to significant losses from reinsurer insolvencies.

As a result of reinsurance, actuarial liabilities have been reduced by the following amounts, which include the reinsurance transaction described in Note 17:

	2005	2004
Participating policyholders	**109**	142
Non-participating policyholders	**6,537**	6,896
	6,646	7,038

Certain of the reinsurance contracts are on a funds withheld basis where Lifeco retains the assets supporting the reinsured actuarial liabilities, thus minimizing the exposure to significant losses from reinsurer insolvency on those contracts.

FOREIGN EXCHANGE RISK

If the assets backing actuarial liabilities are not matched by currency, changes in foreign exchange rates can expose Lifeco to the risk of foreign exchange losses not offset by liability decreases. Foreign exchange risk is managed whenever possible by matching assets with related liabilities by currency and through the use of derivative instruments such as forward contracts and cross-currency swaps. These financial instruments allow Lifeco to modify an asset position to more closely match actual or committed liability currency.

LIQUIDITY RISK

Liquidity risk is the risk that Lifeco will have difficulty in raising funds to meet commitments. The liquidity needs of Lifeco are closely managed through cash flow matching of assets and liabilities and forecasting earned and required yields, to ensure consistency between policyholder requirements and the yield of assets. Approximately 60% of policy liabilities are non-cashable prior to maturity or subject to market value adjustments.

SENSITIVITY OF ACTUARIAL ASSUMPTIONS

The actuarial assumption most susceptible to change in the short term is future investment returns. One way of measuring the interest rate risk associated with this assumption is to determine the effect on the present value of the projected net asset and liability cash flows of the non-participating business of Lifeco of an immediate 1% increase or an immediate 1% decrease in the level of interest rates. These interest rate changes will also impact the projected cash flows. When the change to the projected cash flows is included in the calculation, the effect of an immediate 1% increase in interest rates would be to decrease the present value of these projected cash flows by $199 million and the effect of an immediate 1% decrease in interest rates would be to decrease the present value of these projected cash flows by $453 million. The level of actuarial liabilities established under the Canadian Asset Liability Method of valuation provides for interest rate movements significantly greater than the 1% shifts shown above.

NOTE 11. DEBENTURES AND OTHER BORROWINGS

	2005	2004
Power Financial Corporation		
7.65% debentures, due January 5, 2006[1]	150	150
6.90% debentures, due March 11, 2033	250	250
IGM Financial Inc.		
6.75% debentures 2001 Series, due May 9, 2011	450	450
6.58% debentures 2003 Series, due March 7, 2018	150	150
6.65% debentures 1997 Series, due December 13, 2027	125	125
7.45% debentures 2001 Series, due May 9, 2031	150	150
7.00% debentures 2002 Series, due December 31, 2032	175	175
7.11% debentures 2003 Series, due March 7, 2033	150	150
Great-West Lifeco Inc.		
Five-year term facility at interest rates of: nil ($118 million in 2004) at Canadian 90-day Bankers' Acceptance rate; nil ($31 million in 2004) 90-day LIBOR rate	–	149
Subordinated debentures due September 19, 2011, bearing a fixed rate of 8% until 2006 and, thereafter, at a rate equal to the Canadian 90-day Bankers' Acceptance rate plus 1%, unsecured	256	275
Subordinated debentures due December 11, 2013, bearing a fixed rate of 5.80% until 2008 and, thereafter, at a rate equal to the Canadian 90-day Bankers' Acceptance rate plus 1%, unsecured	206	209
6.75% debentures due August 10, 2015, unsecured	200	200
6.14% debentures due March 21, 2018, unsecured	200	200
6.40% debentures due December 11, 2028, unsecured	101	101
6.74% debentures due November 24, 2031, unsecured	200	200
6.67% debentures due March 21, 2033, unsecured	400	400
6.625% deferrable debentures due November 15, 2034, unsecured [US$175 million]	205	210
Other notes payable with interest of 8.0%	9	10
Other		
Term loan at prime plus a premium varying between 1.0% and 1.5% or Banker's Acceptance plus a premium varying between 2.0% and 2.5% due May 13, 2013 [effective rate of 8.6% at December 31, 2005]	50	–
Bank loan at prime plus a premium varying between 0.875% and 3.750% due December 31, 2007 [effective rate of 8.6% at December 31, 2004][2]	–	86
	3,427	3,640

[1] These debentures were effectively converted into a Swiss franc-denominated debt [SF127,518,490] bearing interest at 4.43% payable semi-annually through a ten-year cross-currency swap. This swap was terminated in October 2005.

[2] A subsidiary of the Corporation has granted a solidary and unlimited suretyship and a first rank mortgage on the universality of the assets of this subsidiary.

The maximum aggregate amount of principal payments on debentures and other borrowings in each of the next five years is as follows: $151 million in 2006; $1 million in 2007; $1 million in 2008; $1 million in 2009; and $1 million in 2010.

FINANCING CHARGES

Financing charges include interest on debentures and other borrowings, together with distributions and interest on capital trust securities and debentures and dividends on preferred shares now classified as liabilities, as described in Notes 1 and 12.

	2005	2004
Interest on debentures and other borrowings	224	253
Preferred share dividends	75	80
Distributions and interest on capital trust securities and debentures	49	49
Distributions on capital trust securities held by the consolidated group as temporary investments	(12)	(18)
	336	364

NOTE 12. CAPITAL TRUST SECURITIES AND DEBENTURES

	2005	2004
Capital trust securities		
Trust securities issued by GWLCT	–	350
Trust securities issued by CLCT	–	450
	–	800
Capital trust debentures		
5.995% senior debentures due December 31, 2052, unsecured [GWLCT]	350	–
6.679% senior debentures due June 30, 2052, unsecured [CLCT]	300	–
7.529% senior debentures due June 30, 2052, unsecured [CLCT]	150	–
	800	–
Acquisition-related fair market value adjustment	34	37
Trust securities held by the consolidated group as temporary investments	(186)	(186)
	648	651

GWLCT, a trust established by Great-West had issued $350 million of capital trust securities, the proceeds of which were used by GWLCT to purchase Great-West senior debentures in the amount of $350 million, and CLCT, a trust established by Canada Life had issued $450 million of capital trust securities, the proceeds of which were used by CLCT to purchase Canada Life senior debentures in the amount of $450 million. Effective January 1, 2005, the Corporation does not consolidate GWLCT and CLCT (see Note 1). The impact of this change is to not recognize the capital trust securities issued by GWLCT and CLCT and to recognize the debentures issued to the trusts by Great-West and Canada Life. As a result, distributions and interest on the capital trust securities have been reclassified to Financing charges on the Consolidated Statements of Earnings (see Note 11).

NOTE 13. OTHER LIABILITIES

	2005	2004
Accounts payable, accrued liabilities and other	3,860	4,265
Deferred net realized gains [Note 4]	2,598	2,164
Income taxes payable	516	458
Accrued benefit liability [Note 19]	673	607
Repurchase agreements	936	676
Commercial paper and other loans	126	134
Dividends and interest payable	127	119
	8,836	8,423

NOTE 14. NON-CONTROLLING INTERESTS

	2005	2004
Non-controlling interests include		
Participating policyholders	1,741	1,654
Preferred shareholders of subsidiaries	2,156	1,608
Common shareholders of subsidiaries	6,343	5,930
	10,240	9,192
Earnings attributable to non-controlling interests include		
Earnings attributable to participating policyholders	94	117
Dividends to preferred shareholders of subsidiaries	107	86
Earnings attributable to common shareholders of subsidiaries	1,284	1,166
	1,485	1,369

NOTE 15. STATED CAPITAL

	2005	2004
Non-participating shares		
Cumulative Redeemable First Preferred Shares, 1986 Series[i]		
Authorized — Unlimited number of shares		
Issued — 899,878 shares	45	45
Series A First Preferred Shares[ii]		
Authorized and issued — 6,000,000 shares	150	150
Series B First Preferred Shares[iii]		
Authorized and issued — 8,000,000 shares	200	200
Series C First Preferred Shares[iv]		
Authorized and issued — 6,000,000 shares	150	150
Series D First Preferred Shares[v]		
Authorized and issued — 10,000,000 shares	250	–
	795	545
Participating shares		
Participating Preferred Shares[vi]		
Authorized — Unlimited number of shares		
Issued — 48,854,772 shares	27	27
Subordinate Voting Shares[vii] [viii] [ix]		
Authorized — Unlimited number of shares		
Issued — 400,264,694 shares [2004 — 396,091,064 shares]	390	362
	417	389

[i] Entitled to a quarterly cumulative dividend of one quarter of 70% of the prime rate of two major Canadian chartered banks. The shares are redeemable by the Corporation at $50 per share. The Corporation will make all reasonable efforts to purchase, on the open market, 20,000 shares per quarter, such number being cumulative only in the same calendar year. During the year 2004, 80,000 shares were purchased for cancellation for $4 million.

[ii] The 5.60% Non-Cumulative First Preferred Shares, Series A are entitled to fixed non-cumulative preferential cash dividends at a rate equal to $1.40 per share per annum. On and after June 11, 2004, the Corporation may redeem for cash the Series A First Preferred Shares in whole or in part, at the Corporation's option, at $26.00 per share if redeemed on or prior to June 11, 2005, $25.75 if redeemed thereafter and on or prior to June 11, 2006, $25.50 if redeemed thereafter and on or prior to June 11, 2007, $25.25 if redeemed thereafter and on or prior to June 11, 2008 and $25.00 if redeemed thereafter, in each case together with all declared and unpaid dividends to, but excluding, the date of redemption.

[iii] The 5.35% Non-Cumulative First Preferred Shares, Series B are entitled to fixed non-cumulative preferential cash dividends at a rate equal to $1.3375 per share per annum. On and after November 28, 2006, the Corporation may redeem for cash the Series B First Preferred Shares in whole or in part, at the Corporation's option, at $26.00 per share if redeemed prior to November 28, 2007, $25.75 if redeemed thereafter and prior to November 28, 2008, $25.50 if redeemed thereafter and prior to November 28, 2009, $25.25 if redeemed thereafter and prior to November 28, 2010 and $25.00 if redeemed thereafter, in each case together with all declared and unpaid dividends to, but excluding, the date of redemption.

[iv] The 5.80% Non-Cumulative First Preferred Shares, Series C are entitled to fixed non-cumulative preferential cash dividends at a rate equal to $1.45 per share per annum. On and after December 6, 2007, the Corporation may redeem for cash the Series C First Preferred Shares in whole or in part, at the Corporation's option, at $26.00 per share if redeemed prior to December 6, 2008, $25.75 if redeemed thereafter and prior to December 6, 2009, $25.50 if redeemed therafter and prior to December 6, 2010, $25.25 if redeemed thereafter and prior to December 6, 2011 and $25.00 if redeemed thereafter, in each case together with all declared and unpaid dividends to, but excluding, the date of redemption.

[v] In 2005, the Corporation issued 10,000,000 5.00% Non-Cumulative First Preferred Shares, Series D for cash proceeds of $250 million. The 5.00% Non-Cumulative First Preferred Shares, Series D are entitled to fixed non-cumulative preferential cash dividends at a rate equal to $1.25 per share per annum. On and after October 31, 2010, the Corporation may redeem for cash the Series D First Preferred Shares in whole or in part, at the Corporation's option, at $26.00 per share if redeemed prior to October 31, 2011, $25.75 if redeemed thereafter and prior to October 31, 2012, $25.50 if redeemed therafter and prior to October 31, 2013, $25.25 if redeemed thereafter and prior to October 31, 2014 and $25.00 if redeemed thereafter, in each case together with all declared and unpaid dividends to, but excluding, the date of redemption.

NOTE 15. STATED CAPITAL [CONTINUED]

[vi] Entitled to ten votes per share; entitled to a non-cumulative dividend of $0.009375 per share per annum before dividends on the subordinate voting shares and having the right to participate, share and share alike, with the holders of the subordinate voting shares in any dividends in any year after payment of a dividend of $0.009375 per share on the subordinate voting shares.

[vii] Entitled to one vote per share.

[viii] On September 25, 2003, the Corporation filed notice of a Normal Course Issued Bid through the facilities of the Toronto Stock Exchange, which permitted it to purchase, between September 30, 2003, and September 29, 2004, up to 30,000,000 subordinate voting shares representing less than 10% of the public float of such shares. During the year 2004, 136,000 subordinate voting shares were purchased for cancellation for a total expenditure of $3 million. The excess of the consideration paid over the stated value of the shares has been charged to Retained earnings in the amount of $3 million.

[ix] During the year, 4,173,630 subordinate voting shares (2,367,164 in 2004) were issued under the Corporation's Executive Stock Option Plan for a consideration of $28 million ($16 million in 2004).

NOTE 16. STOCK-BASED COMPENSATION

[i] On October 1, 2000, the Corporation established a deferred share unit plan for the Directors of the Corporation to promote a greater alignment of interests between Directors and shareholders of the Corporation. Under this plan, each Director may elect to receive his or her annual retainer and attendance fees entirely in the form of deferred share units, entirely in cash, or equally in cash and deferred share units. The number of deferred share units granted is determined by dividing the amount of remuneration payable by the five-day-average closing price on the Toronto Stock Exchange of the Subordinate Voting Shares of the Corporation on the last five days of the fiscal quarter (the value of a deferred share unit). A Director who has elected to receive deferred share units will receive additional deferred share units in respect of dividends payable on Subordinate Voting Shares, based on the value of a deferred share unit at that time. A deferred share unit shall be redeemable at the time a Director's membership on the Board is terminated or in the event of the death of a Director by a lump sum cash payment, based on the value of a deferred share unit at that time. At December 31, 2005, the value of deferred share units outstanding was $3.2 million ($2.3 million in 2004). In addition, Directors may also participate in the Director Share Purchase Plan.

[ii] Effective May 1, 2000, an Employee Share Purchase Program (ESPP) was implemented, giving employees the opportunity to subscribe for up to 6% of their gross salary to purchase Subordinate Voting Shares of the Corporation on the open market and to have the Corporation invest, on the employee's behalf, up to an equal amount. The amount paid on behalf of employees was $0.3 million in 2005 ($0.2 million in 2004).

[iii] Since 2004, compensation expense is recorded for options granted under the Corporation's and its subsidiaries' stock option plans, based on the fair value of the options at the grant date, amortized over the vesting period.

During the year ended December 31, 2005, 1,300,900 options (1,162,000 options in 2004) were granted under the Corporation's stock option plan. The fair value of these options was estimated using the Black-Scholes option-pricing model with the following assumptions:

	2005	2004
Dividend yield	2%	2%
Expected volatility	24%	24%
Risk-free interest rate	4%	5%
Expected life (years)	7	7
Fair value per stock option [$/option]	$8.64	$7.92

In addition, stock options were granted by subsidiaries in 2005 and 2004. For the year ended December 31, 2005, compensation expense relating to the stock options granted by the Corporation and its subsidiaries amounted to $26 million ($20 million in 2004).

[iv] Under the Corporation's Executive Stock Option Plan established on March 8, 1985, 18,667,310 additional shares are reserved for issuance. The plan requires that the exercise price under the option must not be less than the market value of a share on the date of the grant of the option. Options have a term of ten years and may be exercised as follows: 50% one year after the grant date, 75% two years after the grant date and 100% three years after the grant date, except for a grant of 50,000 options in 1999 which became fully vested in 2004, a grant of 200,000 options in 2000, which became fully vested at the date of the grant, a grant of 1,162,100 options in 2004 which vest as follows: 50% in 2007 and 50% in 2008 and a grant of 1,300,900 options in 2005 which vest as follows: 50% in 2008 and 50% in 2009.

NOTE 16. STOCK-BASED COMPENSATION [CONTINUED]

A summary of the status of the Corporation's stock option plan as at December 31, 2005 and 2004, and changes during the years ended on those dates is as follows:

	2005		2004	
	OPTIONS	WEIGHTED-AVERAGE EXERCISE PRICE	OPTIONS	WEIGHTED-AVERAGE EXERCISE PRICE
		$		$
Outstanding at beginning of year	16,066,940	13.16	17,272,004	11.41
Granted	1,300,900	31.93	1,162,100	26.38
Exercised	(4,173,630)	6.89	(2,367,164)	6.84
Outstanding at end of year	13,194,210	16.99	16,066,940	13.16
Options exercisable at end of year	10,731,210	14.17	14,904,840	12.13

The following table summarizes information about stock options outstanding at December 31, 2005:

	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE	
RANGE OF EXERCISE PRICES	OPTIONS	WEIGHTED-AVERAGE REMAINING LIFE	WEIGHTED-AVERAGE EXERCISE PRICE	OPTIONS	WEIGHTED-AVERAGE EXERCISE PRICE
		[yrs]	$		$
5.38 — 11.36	3,507,150	3.3	10.01	3,507,150	10.01
12.43 — 13.72	2,672,683	2.4	13.67	2,672,683	13.67
17.36 — 17.66	4,551,377	5.3	17.66	4,551,377	17.66
26.38 — 32.03	2,463,000	8.8	29.31	–	–
	13,194,210	4.8	16.99	10,731,210	14.17

NOTE 17. REINSURANCE TRANSACTION

During the first quarter of 2004, Lifeco's indirect subsidiary, Canada Life, ceded 100% of its U.S. group insurance business to a third party on an indemnity reinsurance basis. The ceded premiums of $416 million associated with the transaction have been recorded in the Consolidated Statement of Earnings as a reduction in Premium income with a corresponding reduction to the change in Actuarial liabilities. For the Consolidated Balance Sheets, this transaction resulted in a reduction of cash and Other assets of $416 million, a reduction of policyholder liabilities of $384 million, and a reduction of Other liabilities of $32 million.

NOTE 18. OTHER INCOME [CHARGES], NET

	2005	2004
Share of Pargesa's non-operating earnings [Note 6]	11	29
Restructuring costs [Note 3]	(22)	(44)
IGM unitholder compensation charge	–	(29)
Gain resulting from the dilution of Power Financial Corporation's interest in a subsidiary	–	9
Other	4	(14)
	(7)	(49)

NOTE 19. PENSION PLANS AND OTHER POST-RETIREMENT BENEFITS

The Corporation and its subsidiaries maintain funded defined benefit pension plans for certain of its employees and agents as well as unfunded supplementary employee retirement plans (SERP) for certain executives. The Corporation also provides post-retirement health and life insurance benefits to eligible retirees, agents and their dependents.

	2005		2004	
	PENSION PLANS	OTHER POST-RETIREMENT BENEFITS	PENSION PLANS	OTHER POST-RETIREMENT BENEFITS
Fair value of plan assets				
Balance, beginning of year	3,408		3,292	
Employee contributions	18		19	
Employer contributions	53		34	
Benefits paid	(161)		(154)	
Actual return on plan assets	444		246	
Settlement	(18)		-	
Other, including foreign exchange	(41)		(29)	
Balance, end of year	3,703		3,408	
Accrued benefit obligation				
Balance, beginning of year	3,503	559	3,232	600
Benefits paid	(161)	(18)	(154)	(18)
Current service cost	88	18	88	19
Employee contributions	18	-	19	-
Interest cost	208	34	201	34
Actuarial [gains] losses	321	78	158	(39)
Settlement and curtailment	(14)	(81)	(10)	-
Past service cost	6	(103)	17	-
Other, including foreign exchange	(61)	-	(48)	(37)
Balance, end of year	3,908	487	3,503	559
Funded status				
Fund surplus [deficit][i]	(205)	(487)	(95)	(559)
Unamortized past service costs	29	(120)	29	(22)
Valuation allowance	(57)	-	(68)	-
Unamortized net actuarial losses	328	98	226	99
Accrued benefit asset [liability][ii]	95	(509)	92	(482)
Charge was determined as follows				
Current service cost	88	18	88	19
Interest cost	208	34	201	34
Actual return on plan assets	(444)		(246)	
Past service cost	6	(103)	17	-
Settlement and curtailment	5	(6)	(9)	-
Actuarial [gains] losses on accrued benefit obligation	321	78	158	(39)
	184	21	209	14
Difference between actual and expected return on assets	211	-	17	-
Difference between actuarial gains [losses] arising during the period and actuarial gains [losses] amortized	(314)	(74)	(146)	43
Difference between past service costs arising in period and past service costs amortized	1	100	(16)	(2)
Amortization of transitional obligation	1	-	1	-
Other	-	-	2	(1)
Net charge	83	47	67	54

[i] The aggregate accrued benefit obligations and aggregate fair value of plan assets of individual pension plans that had accrued benefit obligations in excess of the fair value of their related plan assets at December 31, 2005, amounted to $2,640 million ($2,050 million in 2004) and $2,335 million ($1,187 million in 2004), respectively.

In addition, the Corporation and its subsidiaries maintain unfunded supplementary executive retirement plans. The obligation for these plans, which is included above, was $301 million at December 31, 2005 ($249 million in 2004).

NOTE 19. PENSION PLANS AND OTHER POST-RETIREMENT BENEFITS [CONTINUED]

[ii] The net accrued benefit asset (liability) shown above is presented in these financial statements as follows:

			2005			2004
	PENSION PLANS	OTHER POST-RETIREMENT BENEFITS	TOTAL	PENSION PLANS	OTHER POST-RETIREMENT BENEFITS	TOTAL
Accrued benefit asset [Note 9]	259		259	217		217
Accrued benefit liability [Note 13]	(164)	(509)	(673)	(125)	(482)	(607)
Accrued benefit asset [liability]	95	(509)	(414)	92	(482)	(390)

CURTAILMENT

In 2005, the terms of most of the post-retirement health, dental and life insurance plans at Lifeco were amended. The amendment reduced the level of post-retirement benefits to be provided to certain active employees and revised the eligibility requirements for receiving benefits for certain other active employees. This results in the establishment of a negative past service cost that is being amortized over the average remaining service lives of these certain active employees. A curtailment has been recognized to reflect the impact of the changes in the plan's eligibility requirements.

OTHER

Subsidiaries of Lifeco have declared a partial windup in respect of certain Ontario defined benefit pension plans. These partial windups will not likely be completed for some time and, as a result of the July 2004 Supreme Court of Canada decision in *Monsanto Canada Inc.* v. *Ontario (Superintendent of Financial Services)*, could involve the distribution of the amount of actuarial surplus, if any, attributable to the wound-up portion of the plans. However, many issues remain unclear, including the basis of surplus measurement and entitlement and the method by which any surplus distribution would be implemented.

Based on information presently known, it is not expected that any application of the Monsanto decision to these partial windups will have a material adverse effect on the consolidated financial position of the Corporation.

MEASUREMENT AND VALUATION

The dates of actuarial valuations for funding purposes for the funded defined benefit pension plans (weighted by accrued benefit obligation) are:

MOST RECENT VALUATION	% OF PLANS	NEXT REQUIRED VALUATION	% OF PLANS
December 31, 2000	11		
December 31, 2002	18	December 31, 2005	44
December 31, 2003	13	December 31, 2006	12
April 1, 2004	3	April 1, 2007	3
December 31, 2004	55	December 31, 2007	41

CASH PAYMENTS

	ALL PENSION PLANS		OTHER POST-RETIREMENT BENEFITS	
	2005	2004	2005	2004
Benefit payments	17	14	18	18
Company contributions	64	41	–	–
	81	55	18	18

NOTE 19. PENSION PLANS AND OTHER POST-RETIREMENT BENEFITS [CONTINUED]

ASSET ALLOCATION BY MAJOR CATEGORY WEIGHTED BY PLAN ASSETS

	DEFINED BENEFIT PENSION PLANS	
	2005	2004
	%	%
Equity securities	**52**	51
Debt securities	**39**	41
All other assets	**9**	8
	100	100

No plan assets are directly invested in the Corporation's or subsidiaries' securities. Nominal amounts may be invested in the Corporation's or subsidiaries' securities through investment in pooled funds.

SIGNIFICANT ASSUMPTIONS

	DEFINED BENEFIT PENSION PLANS		OTHER POST-RETIREMENT BENEFITS	
	2005	2004	2005	2004
	%	%	%	%
Weighted average assumptions used to determine benefit cost				
Discount rate	**6.0**	6.2	**6.2**	6.3
Expected long-term rate of return on plan assets	**6.9**	7.1		
Rate of compensation increase	**4.6**	4.6		
Weighted average assumptions used to determine accrued benefit obligation				
Discount rate	**5.3**	6.0	5.3	6.2
Rate of compensation increase	**4.0**	4.6		

WEIGHTED AVERAGE HEALTH CARE TREND RATES

In determining the expected cost of health care benefits, health care costs were assumed to increase by 7.4% in 2005 and gradually decrease to a level of 4.7% for 2010 and thereafter. For 2005, the impact on the accrued post-retirement benefit obligation of a 1% increase (decrease) in assumed health care rates is a $60 million increase and a $49 million decrease, respectively. The impact on the post-retirement benefit expense of a 1% increase (decrease) in assumed health care rates is a $10 million increase and a $6 million decrease, respectively.

NOTE 20. EARNINGS PER SHARE

The following is a reconciliation of the numerators and the denominators of the basic and diluted earnings per participating share computations:

FOR THE YEARS ENDED DECEMBER 31	2005	2004
Net earnings	**1,053**	949
Dividends on non-participating shares	**(32)**	(29)
Net earnings available to participating shareholders	**1,021**	920
Weighted number of participating shares outstanding [millions]		
— Basic	**448.0**	444.0
Exercise of stock options	**12.0**	16.1
Shares assumed to be repurchased with proceeds from exercise of stock options	**(6.0)**	(7.7)
Weighted number of participating shares outstanding [millions]		
— Diluted	**454.0**	452.4

For 2005, 1,184,500 stock options that were antidilutive have been excluded from the computation of diluted earnings per share (nil in 2004).

NOTE 21. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table presents the fair value of the Corporation's financial instruments using the valuation methods and assumptions described below. Fair value represents the amount that would be exchanged in an arm's length transaction between willing parties and is best evidenced by a quoted market price, if one exists. Fair values are management's estimates and are generally calculated using market conditions at a specific point in time and may not reflect future fair values. The calculations are subjective in nature, involve uncertainties and matters of significant judgment.

		2005		2004
	BOOK VALUE	FAIR VALUE	BOOK VALUE	FAIR VALUE
Assets				
Cash and cash equivalents	**5,332**	**5,332**	4,142	4,142
Investments [excluding real estate]	**85,929**	**89,728**	80,583	83,630
Other financial assets	**5,007**	**5,007**	4,497	4,497
Total financial assets	**96,268**	**100,067**	89,222	92,269
Liabilities				
Policy liabilities	**75,050**	**80,320**	70,095	73,568
Deposits and certificates	**693**	**694**	711	717
Debentures and other borrowings	**3,427**	**3,938**	3,640	3,944
Other financial liabilities	**9,890**	**9,890**	9,760	9,760
Total financial liabilities	**89,060**	**94,842**	84,206	87,989

Fair value is determined using the following methods and assumptions:

- The fair value of temporary financial instruments is assumed to be equal to book value due to their short-term maturities. These include cash and cash equivalents, dividends and interest receivable, premiums in the course of collection and amounts included in Other financial liabilities.
- Shares and bonds are valued at quoted market prices, when available. When a quoted market price is not readily available, alternative valuation methods may be used. Mortgage loans are determined by discounting the expected future cash flows at market interest rates for loans with similar credit risk.
- The fair value of policy liabilities is based on the fair value of the assets of Lifeco supporting them.
- Deposits and certificates are determined by discounting the contractual cash flows using market interest rates currently offered for deposits with similar terms and credit risks.
- Debentures and other borrowings are determined by reference to current market prices for debt with similar terms and risks.

NOTE 22. OFF-BALANCE SHEET FINANCIAL INSTRUMENTS

The Corporation and its subsidiaries, in the normal course of managing exposure to fluctuations in interest rates, foreign exchange rates and market risks, is party to various derivative financial instruments whose notional amount is not recorded on the Consolidated Balance Sheets.

The following table summarizes the portfolio of off-balance sheet financial instruments at December 31:

	NOTIONAL AMOUNT					
	1 YEAR OR LESS	1-5 YEARS	OVER 5 YEARS	TOTAL	MAXIMUM CREDIT RISK	TOTAL ESTIMATED FAIR VALUE
2005						
Interest rate contracts						
Interest rate swaps	929	731	636	2,296	117	98
Futures — long	30	–	–	30	–	–
Futures — short	308	–	–	308	–	–
Options written	26	–	–	26	–	–
Options purchased	–	–	547	547	72	72
	1,293	731	1,183	3,207	189	170
Foreign exchange contracts						
Forward contracts	1,062	–	–	1,062	16	11
Cross-currency swaps	143	1,062	2,622	3,827	534	496
	1,205	1,062	2,622	4,889	550	507
Market risk management						
Options purchased	–	23	–	23	–	–
Options written	–	31	–	31	–	(29)
Forward sales	6	–	–	6	1	1
Equity contracts	321	88	–	409	8	4
	327	142	–	469	9	(24)
	2,825	1,935	3,805	8,565	748	653
2004						
Interest rate contracts						
Interest rate swaps	978	701	545	2,224	46	24
Futures — long	152	–	–	152	–	–
Futures — short	238	–	–	238	–	–
Options written	–	26	–	26	–	(86)
Options purchased	360	–	655	1,015	60	59
	1,728	727	1,200	3,655	106	(3)
Foreign exchange contracts						
Forward contracts	1,299	–	–	1,299	13	(5)
Currency options	120	–	–	120	–	–
Cross-currency swaps	212	1,100	1,619	2,931	350	305
	1,631	1,100	1,619	4,350	363	300
Market risk management						
Options purchased	24	23	–	47	1	1
Options written	29	31	–	60	–	(17)
Forward sales	11	5	–	16	–	(2)
Equity contracts	477	88	–	565	19	18
	541	147	–	688	20	–
	3,900	1,974	2,819	8,693	489	297

The amount subject to credit risk is limited to the current fair value of the instruments which are in a gain position. The maximum credit risk is presented without giving effect to any netting agreements or collateral arrangements and does not reflect actual or expected losses. The total estimated fair value represents the total amount that the Corporation would receive (or pay) to terminate all agreements at year-end. However, this does not represent a gain or loss to the Corporation as the hedged position is matched to certain of the Corporation's assets and liabilities. All counterparties are highly rated financial institutions on a diversified basis.

NOTE 23. CONTINGENT LIABILITIES

The Corporation's subsidiaries are subject to legal actions, including proposed class actions, arising in the normal course of business. It is not expected that any of these legal actions will have a material adverse effect on the consolidated financial position of the Corporation.

In addition, there are three proposed class proceedings in Ontario regarding the participation of the London Life participating policyholder accounts in the financing of the acquisition of LIG in 1997 by Great-West. These proceedings are in their early stages, and it is difficult to predict their outcome with certainty. However, based on information presently known, these proceedings are not expected to have a material adverse effect on the consolidated financial position of the Corporation.

Subsidiaries of Lifeco have declared a partial windup in respect of Ontario defined benefit pension plans, which will not likely be completed for some time. The partial windups could involve the distribution of the amount of actuarial surplus, if any, attributable to the wound-up portion of the plan. However, many issues remain unclear, including the basis of surplus measurement and entitlement, and the method by which any surplus distribution would be implemented. In addition to the regulatory proceedings involving one of the partial windups, a related proposed class action proceeding has been commenced in Ontario. Based on information presently known, Lifeco has not established a provision for these matters, due to the significant uncertainty with regard to the issues and likely outcome. It is not expected that any of these matters will have a material adverse effect on the consolidated financial position of the Corporation.

Investors Group and Mackenzie are subject to legal actions, including class actions, arising in the normal course of their business. Three class actions related to alleged market timing trading activity in mutual funds of IGM have been commenced. Investors Group entered into settlement agreements in 2004 with a number of its securities regulators in respect of such market timing trading activity. Although it is difficult to predict the outcome of such legal actions, based on current knowledge and consultation with legal counsel, management does not expect the outcome of any of these matters, individually or in aggregate, to have a material adverse effect on the consolidated financial position of the Corporation.

NOTE 24. COMMITMENTS AND GUARANTEES

GUARANTEES

In the normal course of operations, the Corporation executes agreements that provide for indemnifications to third parties in transactions such as business dispositions, business acquisitions, loans and securitization transactions. The Corporation has also agreed to indemnify its directors and certain of its officers. The nature of these agreements precludes the possibility of making a reasonable estimate of the maximum potential amount the Corporation could be required to pay third parties as the agreements often do not specify a maximum amount and the amounts are dependent on the outcome of future contingent events, the nature and likelihood of which cannot be determined. Historically, the Corporation has not made any payments under such indemnification agreements.

SYNDICATED LETTERS OF CREDIT

Clients residing in the United States are required pursuant to their insurance laws to obtain letters of credit issued on behalf of LRG, a subsidiary of London Life, from approved banks in order to further secure LRG's obligations under certain reinsurance contracts.

LRG has a syndicated letter of credit facility providing US$650 million in letters of credit capacity. The facility was arranged in 2005 for a five-year term expiring November 15, 2010. Under the terms and conditions of the facility, collateralization may be required if a default under the letter of credit agreement occurs. LRG has issued US$611 million in letters of credit under the facility as at December 31, 2005. LRG and certain of its affiliates had issued US$748 million under a previous letter of credit facility at December 31, 2004. LRG has other bilateral letter of credit facilities totalling US$18 million (US$36 million in 2004).

CROWN LIFE ACQUISITION AGREEMENTS

As part of the 1999 acquisition by CLFC of the majority of Crown Life Insurance Company's (Crown Life) insurance operations, CLFC has the option, or may be obligated, to acquire the common shares of Crown Life and, through assumption reinsurance, the remaining insurance business of Crown Life at any time after January 1, 2004, subject to certain conditions, in which case CLFC would receive assets with a value equal to the liabilities assumed. The purchase price for the shares would be the fair value of the assets backing Crown Life's common shareholders' equity.

OTHER COMMITMENTS

The Corporation has outstanding commitments of $101 million representing future capital contributions to private equity funds.

As at December 31, 2005, a wholly owned subsidiary of the Corporation provided a loan guarantee of up to $5 million in the event of non-payment of the bank indebtedness by a joint venture. In January 2006, this loan guarantee was increased to $10 million. The joint venture has pledged its share in an affiliate to secure this loan.

NOTE 25. SEGMENTED INFORMATION

The following strategic business units constitute the Corporation's reportable operating segments:

- Lifeco offers in Canada, the United States and in Europe a wide range of life insurance, health insurance, retirement and investment products, as well as reinsurance and specialty general insurance products to individuals, businesses and other private and public organizations.
- IGM offers a comprehensive package of financial planning services and investment products to its client base. IGM derives its revenues from a range of sources, but primarily from management fees, which are charged to its mutual funds for investment advisory and management services. IGM also earns revenue from fees charged to its mutual funds for administrative services.
- Parjointco N.V. holds the Corporation's interest in Pargesa Holding S.A., a holding company which holds diversified interests in a limited number of media, specialty minerals, cement and building materials, water, waste services and energy companies based in Europe.
- The segment entitled Other is made up of corporate activities of the Corporation and of Power Financial, Gesca Ltée and Power Technology Investment Corporation and also includes consolidation adjustments.

The accounting policies of the operating segments are those described in the summary of significant accounting policies. The Corporation evaluates the performance based on the operating segment's contribution to consolidated net earnings. Revenues and assets are attributed to geographic areas based on the point of origin of revenues and the location of assets. The contribution to consolidated net earnings of each segment is calculated after taking into account the investment Lifeco and IGM have in each other (adjusted, in the case of Lifeco, to reflect the equity method of accounting for its investment in IGM).

INFORMATION ON PROFIT MEASURE

DECEMBER 31, 2005	LIFECO	IGM	PARJOINTCO	OTHER	TOTAL
Revenues					
Premium income	16,048			–	16,048
Net investment income	5,389	183		37	5,609
Fees and media income	2,434	2,164		358	4,956
	23,871	2,347		395	26,613
Expenses					
Insurance claims	17,435			–	17,435
Commissions	1,284	726		(37)	1,973
Operating expenses	2,454	555		515	3,524
Interest expense	187	90		59	336
	21,360	1,371		537	23,268
	2,511	976		(142)	3,345
Share of earnings of affiliates	–	–	121	(11)	110
Other income [charges], net	(22)	–	11	4	(7)
Earnings before income taxes and non-controlling interests	2,489	976	132	(149)	3,448
Income taxes	601	292	–	17	910
Non-controlling interests	1,074	430	44	(63)	1,485
Contribution to consolidated net earnings	814	254	88	(103)	1,053

INFORMATION ON ASSET MEASURE

DECEMBER 31, 2005	LIFECO	IGM	PARJOINTCO	OTHER	TOTAL
Goodwill	5,751	2,452		61	8,264
Total assets	102,161	6,807	1,501	2,530	112,999
Assets under administration	75,158	94,116			169,274

NOTE 25. SEGMENTED INFORMATION [CONTINUED]

GEOGRAPHIC INFORMATION

DECEMBER 31, 2005	CANADA	UNITED STATES	EUROPE	TOTAL
Revenues	**12,425**	**5,403**	**8,785**	**26,613**
Investment in affiliates, at equity	**53**	**–**	**1,501**	**1,554**
Goodwill and intangible assets	**8,892**	**54**	**1,737**	**10,683**
Total assets	**58,493**	**27,336**	**27,170**	**112,999**
Assets under administration	**132,970**	**17,008**	**19,296**	**169,274**

INFORMATION ON PROFIT MEASURE

DECEMBER 31, 2004 [restated — Note 1]	LIFECO	IGM	PARJOINTCO	OTHER	TOTAL
Revenues					
Premium income	14,202			–	14,202
Net investment income	5,396	163		(1)	5,558
Fees and media income	2,273	1,956		354	4,583
	21,871	2,119		353	24,343
Expenses					
Insurance claims	15,490			–	15,490
Commissions	1,281	617		(18)	1,880
Operating expenses	2,533	515		475	3,523
Interest expense	205	96		63	364
	19,509	1,228		520	21,257
	2,362	891		(167)	3,086
Share of earnings of affiliates	–	–	126	(8)	118
Other income [charges], net	(44)	(29)	29	(5)	(49)
Earnings before income taxes and non-controlling interests	2,318	862	155	(180)	3,155
Income taxes	566	265	–	6	837
Non-controlling interests	1,003	377	52	(63)	1,369
Contribution to consolidated net earnings	749	220	103	(123)	949

INFORMATION ON ASSET MEASURE

DECEMBER 31, 2004	LIFECO	IGM	PARJOINTCO	OTHER	TOTAL
Goodwill	5,744	2,441		61	8,246
Total assets	95,851	6,473	1,647	1,969	105,940
Assets under administration	69,033	83,273			152,306

GEOGRAPHIC INFORMATION

DECEMBER 31, 2004	CANADA	UNITED STATES	EUROPE	TOTAL
Revenues	12,229	4,568	7,546	24,343
Investment in affiliates, at equity	51	–	1,647	1,698
Goodwill and intangible assets	8,888	55	1,778	10,721
Total assets	55,672	27,473	22,795	105,940
Assets under administration	117,731	16,820	17,755	152,306

AUDITORS' REPORT

TO THE SHAREHOLDERS OF POWER CORPORATION OF CANADA

We have audited the consolidated balance sheets of Power Corporation of Canada as at December 31, 2005 and 2004 and the consolidated statements of earnings, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Deloitte & Touche LLP.

Chartered Accountants
Montréal, Québec
March 24, 2006

POWER CORPORATION OF CANADA

FIVE-YEAR FINANCIAL SUMMARY

DECEMBER 31 [in millions of dollars, except per share amounts]	2005	2004[1]	2003	2002	2001
CONSOLIDATED BALANCE SHEETS					
Cash and cash equivalents	**5,332**	4,142	4,159	3,001	2,590
Consolidated assets	**112,999**	105,940	107,199	70,136	68,730
Shareholders' equity	**7,259**	6,602	6,042	5,387	4,692
Consolidated assets and assets under administration	**282,273**	258,246	243,572	174,632	182,641
CONSOLIDATED STATEMENTS OF EARNINGS					
Revenues					
Premium income	**16,048**	14,202	7,069	11,187	10,477
Net investment income	**5,609**	5,558	4,819	3,878	4,057
Fees and media income	**4,956**	4,583	3,859	3,935	3,798
	26,613	24,343	15,747	19,000	18,332
Expenses					
Paid or credited to policyholders	**17,435**	15,490	8,346	12,593	12,030
Commissions	**1,973**	1,880	1,376	1,199	1,176
Operating expenses	**3,524**	3,523	3,095	2,815	2,972
Special charges	**–**	–	–	–	204
Financing charges	**336**	364	329	226	205
	23,268	21,257	13,146	16,833	16,587
	3,345	3,086	2,601	2,167	1,745
Share of earnings of affiliates	**110**	118	86	80	33
Other income [charges], net	**(7)**	(49)	725	(86)	191
Income taxes	**910**	837	837	764	662
Amortization of goodwill	**–**	–	–	–	149
Non-controlling interests	**1,485**	1,369	1,307	752	540
Net earnings	**1,053**	949	1,268	645	618
Per participating share					
Operating earnings before amortization of goodwill in 2001 and non-recurring items	**2.32**	2.08	1.76	1.54	1.44
Net earnings — before amortization of goodwill in 2001	**2.28**	2.07	2.79	1.40	1.54
Net earnings	**2.28**	2.07	2.79	1.40	1.37
Dividends	**0.6500**	0.5531	0.4688	0.3969	0.3375
Book value at year-end	**14.39**	13.61	12.41	10.88	9.69
Market price [Subordinate Voting Shares]					
High	**33.82**	31.05	24.48	22.18	19.67
Low	**28.22**	23.28	17.40	15.76	14.75
Year-end	**31.66**	31.00	24.20	18.00	19.48

[1] Restated for 2004 and prior years — see Note 1.

QUARTERLY FINANCIAL INFORMATION

[in millions of dollars, except per share amounts]	TOTAL REVENUES	NET EARNINGS	EARNINGS PER SHARE — BASIC	EARNINGS PER SHARE — DILUTED
2005				
First quarter	**7,095**	**232**	**0.50**	**0.50**
Second quarter	**6,415**	**294**	**0.64**	**0.63**
Third quarter	**5,853**	**242**	**0.52**	**0.52**
Fourth quarter	**7,250**	**285**	**0.61**	**0.60**
2004				
First quarter	5,894	207	0.45	0.44
Second quarter	6,513	282	0.62	0.61
Third quarter	5,549	228	0.50	0.49
Fourth quarter	6,387	232	0.51	0.50

BOARD OF DIRECTORS

PIERRE BEAUDOIN
PRESIDENT AND CHIEF OPERATING OFFICER,
BOMBARDIER AEROSPACE,
A DIVISION OF BOMBARDIER INC.

LAURENT DASSAULT
MANAGING DIRECTOR, DASSAULT INVESTISSEMENTS

ANDRÉ DESMARAIS, O.C.[1][5]
PRESIDENT AND CO-CHIEF EXECUTIVE OFFICER OF
THE CORPORATION AND DEPUTY CHAIRMAN,
POWER FINANCIAL CORPORATION

THE HONOURABLE
PAUL DESMARAIS, P.C., C.C.[1]
CHAIRMAN OF THE EXECUTIVE COMMITTEE OF
THE CORPORATION

PAUL DESMARAIS, JR., O.C.[1][5]
CHAIRMAN AND CO-CHIEF EXECUTIVE OFFICER OF
THE CORPORATION
CHAIRMAN OF THE EXECUTIVE COMMITTEE,
POWER FINANCIAL CORPORATION

PAUL FRIBOURG
CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER,
CONTIGROUP COMPANIES, INC.

ANTHONY R. GRAHAM[1][4][5]
PRESIDENT, WITTINGTON INVESTMENTS, LIMITED

ROBERT GRATTON
CHAIRMAN,
POWER FINANCIAL CORPORATION

THE RIGHT HONOURABLE
DONALD F. MAZANKOWSKI, P.C., O.C.[1][2][3][4][5]
COMPANY DIRECTOR

JERRY E.A. NICKERSON[1][3]
CHAIRMAN OF THE BOARD,
H.B. NICKERSON & SONS LIMITED

JAMES R. NININGER, PH.D.[2][3]
COMPANY DIRECTOR

R. JEFFREY ORR
PRESIDENT AND CHIEF EXECUTIVE OFFICER,
POWER FINANCIAL CORPORATION

ROBERT PARIZEAU[2]
CHAIRMAN, AON PARIZEAU INC.

MICHEL PLESSIS-BÉLAIR, FCA
VICE-CHAIRMAN AND CHIEF FINANCIAL OFFICER
OF THE CORPORATION AND EXECUTIVE
VICE-PRESIDENT AND CHIEF FINANCIAL OFFICER,
POWER FINANCIAL CORPORATION

JOHN A. RAE
EXECUTIVE VICE-PRESIDENT, OFFICE OF THE
CHAIRMAN OF THE EXECUTIVE COMMITTEE
OF THE CORPORATION

AMAURY DE SEZE[2]
CHAIRMAN AND CHIEF EXECUTIVE OFFICER,
PAI PARTNERS

EMŐKE J.E. SZATHMÁRY, C.M., PH.D.[2][4]
PRESIDENT AND VICE-CHANCELLOR,
UNIVERSITY OF MANITOBA

DIRECTORS EMERITUS

JAMES W. BURNS, O.C.

THE HONOURABLE
P. MICHAEL PITFIELD, P.C., Q.C.

[1] Member of the Executive Committee
[2] Member of the Audit Committee
[3] Member of the Compensation Committee
[4] Member of the Related Party and Conduct Review Committee
[5] Member of the Governance and Nominating Committee

OFFICERS

PAUL DESMARAIS, JR., O.C.
CHAIRMAN AND CO-CHIEF EXECUTIVE OFFICER

ANDRÉ DESMARAIS, O.C.
PRESIDENT AND CO-CHIEF EXECUTIVE OFFICER

MICHEL PLESSIS-BÉLAIR, FCA
VICE-CHAIRMAN AND CHIEF FINANCIAL OFFICER

LUC JOBIN, C.A.
EXECUTIVE VICE-PRESIDENT

JOHN A. RAE
EXECUTIVE VICE-PRESIDENT,
OFFICE OF THE CHAIRMAN OF THE EXECUTIVE COMMITTEE

EDWARD JOHNSON
SENIOR VICE-PRESIDENT,
GENERAL COUNSEL AND SECRETARY

ARNAUD VIAL
SENIOR VICE-PRESIDENT, FINANCE

DANIEL FRIEDBERG
VICE-PRESIDENT

PETER KRUYT
VICE-PRESIDENT

DENIS LE VASSEUR, C.A.
VICE-PRESIDENT AND CONTROLLER

STÉPHANE LEMAY
VICE-PRESIDENT AND
ASSISTANT GENERAL COUNSEL

LUC RENY, CFA
VICE-PRESIDENT

GÉRARD VEILLEUX
VICE-PRESIDENT

PIERRE-ELLIOTT LEVASSEUR
TREASURER

JEANNINE ROBITAILLE
ASSISTANT SECRETARY

CORPORATE INFORMATION

Additional copies of this annual report as well as copies of the annual reports of Power Financial, Great-West Lifeco, Great-West Life, London Life, Canada Life Financial Corporation, Canada Life, IGM Financial and Pargesa are available from:

The Secretary
Power Corporation of Canada
751 Victoria Square
Montréal, Québec, Canada H2Y 2J3

or

The Secretary
Power Corporation of Canada
Suite 2600
Richardson Building
1 Lombard Place
Winnipeg, Manitoba, Canada R3B 0X5

WEB SITE

www.powercorporation.com

Si vous préférez recevoir ce rapport annuel en français, veuillez vous adresser au secrétaire,

Power Corporation du Canada

751, square Victoria, Montréal (Québec) Canada H2Y 2J3

ou

Bureau 2600, Richardson Building, 1 Lombard Place, Winnipeg (Manitoba) Canada R3B 0X5

STOCK LISTINGS

Shares of Power Corporation of Canada are listed on the Toronto Stock Exchange, under the following listings:

Subordinate Voting Shares: POW.SV*
Participating Preferred Shares: POW.PR.E
First Preferred Shares 1986 Series: POW.PR.F
First Preferred Shares, Series A: POW.PR.A
First Preferred Shares, Series B: POW.PR.B
First Preferred Shares, Series C: POW.PR.C
First Preferred Shares, Series D: POW.PR.D

*As a result of the TSX decision to discontinue its symbol extension program, the stock trading symbol for the Corporation's Subordinate Voting Shares will revert to POW. This change is expected to take effect as of May 3, 2006.

Shareholders with questions relating to the payment of dividends, change of address and share certificates should contact the Transfer Agent.

TRANSFER AGENT AND REGISTRAR

Computershare Investor Services Inc.
1 800 564-6253 (toll-free in Canada and the United States)
or (514) 982-7555

1500 University Street, Suite 700
Montréal, Québec, Canada H3A 3S8

100 University Avenue, 9th Floor
Toronto, Ontario, Canada M5J 2Y1

830-201 Portage Avenue
Winnipeg, Manitoba, Canada R3B 3K6

510 Burrard Street
Vancouver, British Columbia, Canada V6C 3B9


Imagine
Caring Company
Une entreprise généreuse

Power Corporation has been designated "A Caring Company" by Imagine, a national program to promote corporate and public giving, volunteering and support in the community.



POWER CORPORATION OF CANADA

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATING RESULTS

DATED MARCH 29, 2006

FINANCIAL STATEMENTS AND NOTES

FOR THE YEAR ENDED DECEMBER 31, 2005

This document is also available on www.sedar.com or the Corporation's Web site,

www.powercorporation.com

Additional printed copies of this document are available from the Secretary,

Power Corporation of Canada,

[illegible] Victoria Square, Montréal, Québec, Canada H2Y 2J3

or

Suite 2600, Richardson Building, 1 Lombard Place, Winnipeg, Manitoba, Canada R3B 0X5

Si vous préférez recevoir ce document en français, veuillez vous adresser au secrétaire,

Power Corporation du Canada,

[illegible] square Victoria, Montréal (Québec) Canada H2Y 2J3

ou

Bureau 2600, Richardson Building, 1 Lombard Place, Winnipeg (Manitoba) Canada R3B 0X5

TABLE OF CONTENTS

This document contains the management's discussion and analysis of operating results of Power Corporation of Canada for the year ended December 31, 2005 and the audited consolidated financial statements of the Corporation as at and for the year ended December 31, 2005. This document has been filed with the securities commissions and similar authorities in Canada and mailed to shareholders of the Corporation in accordance with applicable securities laws.

POWER CORPORATION OF CANADA

Part A – Page 3

POWER FINANCIAL CORPORATION

Part B – Page 47

GREAT-WEST LIFECO INC.

Part C – Page 93

IGM FINANCIAL INC.

Part D – Page 169

THE PARGESA GROUP

Part E – Page 231



PART A

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATING RESULTS

Page 4

FINANCIAL STATEMENTS AND NOTES

Page 18

POWER CORPORATION OF CANADA

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATING RESULTS

MARCH 29, 2006

The following sets forth management's discussion and analysis (MD&A) of Power Corporation of Canada's (Power Corporation or the Corporation) financial position, results of operations and cash flows for the year ended December 31, 2005. Additional information relating to Power Corporation may be found on SEDAR at www.sedar.com. The 2006 Annual Information Form will be available in March 2006.

FORWARD-LOOKING STATEMENTS > Certain statements in this MD&A, other than statements of historical fact, are forward-looking statements based on certain assumptions and reflect the Corporation's or its subsidiaries' and affiliates' current expectations. These statements may include, without limitation, statements regarding the operations, business, financial condition, priorities, ongoing objectives, strategies and outlook of Power Corporation or its subsidiaries and affiliates for the current fiscal year and subsequent periods. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects", "anticipates", "plans", "believes", "estimates", "intends", "targets", "projects", "forecasts" or negative versions thereof and other similar expressions, or future or conditional verbs such as "may", "will", "should", "would" and "could".

This information is based upon certain material factors or assumptions that were applied in drawing a conclusion or making a forecast or projection as reflected in the forward-looking statements, including the perception of historical trends, current conditions and expected future developments, as well as other factors that are believed to be appropriate in the circumstances.

Actual results could differ materially from those projected and should not be relied upon as a prediction of future events. By its nature, this information is subject to inherent risks and uncertainties that may be general or specific. A variety of material factors, many of which are beyond the Corporation's or its subsidiaries' and affiliates' control, affect the operations, performance and results of the Corporation, its subsidiaries and affiliates, and their business, and could cause actual results to differ materially from current expectations of estimated or anticipated events or results. These factors include, but are not limited to: the impact or unanticipated impact of general economic, political and market factors in North America and internationally, interest and foreign exchange rates, global equity and capital markets, management of market liquidity and funding risks, changes in accounting policies and methods used to report financial condition, including uncertainties associated with critical accounting assumptions and estimates, the effect of applying future accounting changes, business competition, technological change, changes in government regulation and legislation, changes in tax laws, unexpected judicial or regulatory proceedings, catastrophic events, the Corporation's or its subsidiaries' or affiliates' ability to complete strategic transactions and integrate acquisitions, and the Corporation's or its subsidiaries' and affiliates' success in anticipating and managing the foregoing risks.

The reader is cautioned that the foregoing list of factors is not exhaustive of the factors that may affect any of the Corporation's or its subsidiaries' and affiliates' forward-looking statements. The reader is also cautioned to consider these and other factors carefully and not to put undue reliance on forward-looking statements.

Other than as specifically required by law, the Corporation undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events, whether as a result of new information, future events or results otherwise.

Additional information about the risks and uncertainties of the Corporation's business is provided in its disclosure materials, including its most recent Annual Information Form, filed with the securities regulatory authorities in Canada, available at www.sedar.com.

ALL TABULAR AMOUNTS ARE IN MILLIONS OF CANADIAN DOLLARS UNLESS OTHERWISE NOTED.

DISCLOSURE CONTROLS AND PROCEDURES

Based on their evaluations as of December 31, 2005, the Co-Chief Executive Officers and the Chief Financial Officer have concluded that the Corporation's disclosure controls and procedures are effective at the reasonable assurance level in ensuring that information relating to the Corporation that is required to be disclosed in reports filed under provincial and territorial securities legislation (a) is recorded, processed, summarized and reported within the time periods specified in the provincial and territorial securities legislation, and (b) is accumulated and communicated to the Corporation's senior management, including the Co-Chief Executive Officers and the Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

OVERVIEW

Power Corporation is a holding company whose principal asset is its controlling interest in Power Financial Corporation (Power Financial). As of December 31, 2005 and 2004, Power Corporation held a 66.4% equity and voting interest in Power Financial.

Power Financial holds substantial interests in the financial services industry through its controlling interest in each of Great-West Lifeco Inc. (Lifeco) and IGM Financial Inc. (IGM). Power Financial also holds an interest in Pargesa Holding S.A. (Pargesa), together with the Frère group of Belgium.

Part B of this MD&A concerning Power Financial consists of the MD&A and financial statements as prepared and filed on SEDAR by this company. Parts C and D concerning Lifeco and IGM consist of their respective MD&As and financial statements, as prepared and disclosed in the 2005 annual reports released by these companies.

Annual reports of these companies are available from the Secretary of Power Financial, Lifeco and IGM, respectively. They are also available either directly from SEDAR (www.sedar.com) or from the Web sites of Power Financial (www.powerfinancial.com), Lifeco (www.greatwestlifeco.com) or IGM (www.igmfinancial.com).

Pargesa usually publishes its annual report in April. The report will be available on Pargesa's Web site (www.pargesa.ch).

LIFECO

Lifeco has operations in Canada, the United States and Europe through its subsidiaries The Great-West Life Assurance Company (Great-West), London Life Insurance Company (London Life), The Canada Life Assurance Company (Canada Life), and Great-West Life & Annuity Insurance Company (GWL&A).

In Canada, Great-West and its operating subsidiaries, London Life and Canada Life, offer a broad portfolio of financial and benefit plan solutions for individuals, families, businesses and organizations, through a network of Freedom 55 Financial and Great-West financial security advisers, and through a multi-channel network of brokers, advisers and financial institutions.

In Europe, Canada Life is broadly organized along geographically defined market segments and offers protection and wealth management products and reinsurance. The Europe segment is composed of two distinct business units: Insurance & Annuities, which consists of operations in the United Kingdom, Isle of Man, Republic of Ireland and Germany; and Reinsurance, which operates primarily in the United States, Barbados and Ireland. Reinsurance products are provided through Canada Life, London Reinsurance Group Inc. (LRG) and their subsidiaries.

In the United States, GWL&A is a leader in providing self-funded employee health plans for businesses and in meeting the retirement income needs of employees in the public/non-profit and corporate sectors. It serves its customers nationwide through a range of health care and financial products and services marketed through brokers, consultants and group representatives, and through partnerships with other financial institutions.

On September 24, 2004, the shareholders of Lifeco approved a subdivision of the common shares of Lifeco on a two-for-one basis. The subdivision was effective October 6, 2004. Per share figures related to Lifeco for periods prior to the effective date of subdivision have been adjusted to reflect the effect of the subdivision.

At the end of December 2005, Power Financial and IGM held 70.6% and 4.2%, respectively, of Lifeco's common shares, representing approximately 65% of the voting rights attached to all outstanding Lifeco voting shares.

IGM

IGM is one of Canada's premier personal financial services companies and Canada's largest manager and distributor of mutual funds and other managed asset products. Its activities are carried out principally through its operating subsidiaries, Investors Group Inc. (Investors Group), Mackenzie Financial Corporation (Mackenzie), and Investment Planning Counsel Inc. (Investment Planning Counsel), which offer their own distinctive products and services through separate advice channels encompassing, at December 31, 2005, over 34,000 consultants and independent financial advisers.

Investors Group, through a network of more than 3,600 consultants nationwide (at December 31, 2005), offers comprehensive financial planning advice and services to its clients, including investment, retirement, estate and tax planning. Investors Group offers investment management, securities, insurance, banking and mortgage products to its clients through integrated financial planning.

Mackenzie is a multi-faceted investment management and financial services company, that was founded in 1967. Mackenzie provides investment advisory and related services through relationships with more than 30,000 independent financial advisers across Canada. Mackenzie also provides management services to institutional accounts and provides trust and administrative services.

Investment Planning Counsel is an integrated financial service company focused on providing Canadians with high-quality financial products, services and advice, while helping them achieve their financial objectives. Investment Planning Counsel is a leading choice for independent financial planners dedicated to delivering quality, client-focused advice. Investment Planning Counsel is the fifth largest independent distributor of financial products, services and advice in Canada.

At the end of December 2005, Power Financial and Great-West held 55.9% and 3.5%, respectively, of IGM's common shares.

PARGESA

Power Financial Europe B.V., a wholly owned subsidiary of Power Financial, and the Frère group each hold a 50% interest in Parjointco N.V. (Parjointco), which at the end of December 2005 held a 54.1% equity interest in Pargesa, representing 61.4% of the voting rights of that company.

The Pargesa group has substantial holdings in major companies based in Europe. As of December 31, 2005, its portfolio was composed of interests in various sectors, including media and entertainment through Bertelsmann AG (Bertelsmann); oil, gas and chemicals through Total S.A. (Total); energy, water and waste services through Suez; specialty minerals through Imerys; and cement and building materials through Lafarge, in which the Pargesa group made its first investments during the second part of 2005. These investments are held by Pargesa directly or through its affiliated Belgium holding company, Groupe Bruxelles Lambert (GBL).

In January 2006, GBL announced that, in accordance with its shareholder agreement with the Mohn family (the controlling shareholder of Bertelsmann), GBL's Board of Directors had decided that it would pursue the possible exercise of its right to require the public listing of shares of Bertelsmann, if the market conditions are favourable, as from the end of May 2006.

GESCA LTÉE

Gesca Ltée (Gesca) is a wholly owned subsidiary of Power Corporation primarily engaged in the publication of newspapers, including the Montréal daily newspaper *La Presse*. In recent years, Gesca has focused its resources on the production of high-quality content. Today, in addition to publishing seven daily newspapers in the provinces of Québec and Ontario, Gesca publishes several specialty magazines and books, and produces television programming. Gesca also owns a 20% interest in Workopolis, Canada's largest online employment site.

POWER TECHNOLOGY INVESTMENT CORPORATION

Power Corporation also owns 100% of Power Technology Investment Corporation (PTIC). PTIC is an investor in the biotechnology and technology sectors. In addition to its investments in Neurochem Inc. and Adaltis Inc., two public companies based in Montréal, PTIC also holds interests in various U.S.-based technology funds, as well as minority ownership positions in several companies. Further information concerning Neurochem Inc. and Adaltis is contained in their disclosure documents at www.sedar.com.

ASIA

In Asia, the most significant investment of the Corporation is its 4.6% interest in CITIC Pacific Limited (CITIC Pacific). CITIC Pacific invests in power generation, civil infrastructure, special steel manufacturing, communications and aviation in Hong Kong and mainland China. CITIC Pacific is also engaged in marketing and distributing motor and consumer products, and property investment and management. In addition, Power Corporation is involved in selected projects in China, and operates as a Qualified Foreign Institutional Investor (QFII) in the Chinese "A" shares market, with an initial investment of US$50 million.

INVESTMENTS IN FUNDS AND SECURITIES

Over the years, Power Corporation has invested directly or through wholly owned subsidiaries in a number of selected investment funds, hedge funds and securities.

As previously disclosed, Power Corporation made a commitment of €100 million in 2002 to Sagard Private Equity Partners (Sagard 1), a fund based in Paris, France. Power Corporation owns 100% of the French management company, Sagard S.A.S., which manages this €535 million fund. As of March 28, 2006, Sagard 1 is almost fully invested and the management company is currently considering the opportunity of launching Sagard 2, which would have the same investment strategy as Sagard 1. Power Corporation would commit €200 million to Sagard 2 which would be in whole or in part funded through the reinvestment of distributions made by Sagard 1.

The Corporation is also in the process of reviewing investment opportunities in the United States, and currently plans to allocate a portion of its cash resources (initially limited to a maximum of US$250 million) to this initiative.

OUTSTANDING NUMBER OF PARTICIPATING SHARES

As of the date of this MD&A, there were 48,854,772 Participating Preferred Shares and 401,549,709 Subordinate Voting Shares of the Corporation outstanding, compared with 48,854,772 and 400,264,694, respectively, as of December 31, 2005 (48,854,772 and 396,091,064, respectively, as of December 31, 2004).

A subdivision of the Subordinate Voting Shares and Participating Preferred Shares on a two-for-one basis became effective on July 23, 2004. As a result, per share figures related to periods prior to the effective subdivision date have been adjusted accordingly.

BASIS OF PRESENTATION AND SUMMARY OF ACCOUNTING POLICIES

The Consolidated Financial Statements of the Corporation, which is the basis of information presented in this MD&A, have been prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP) and are presented in Canadian dollars. (Please refer to Note 1 of the Consolidated Financial Statements.)

INCLUSION OF PARGESA'S RESULTS

The investment in Pargesa is accounted for by Power Financial under the equity method. As described above, the Pargesa portfolio consists primarily of investments in Imerys, Bertelsmann, Total, Suez and Lafarge, which are held by Pargesa directly or through GBL. In its statement of earnings, GBL only accounts for the dividends received from Total and Suez (Lafarge did not contribute to earnings in 2005 as the investments were made by GBL after the annual dividend was paid).

For the periods ending on or before September 30, 2005, Pargesa, GBL, Imerys and Bertelsmann were subject to disclosure and accounting standards which varied according to their jurisdiction and applicable law. Financial statements of GBL, Bertelsmann, and, starting in the first quarter of 2005, Imerys, were prepared in accordance with International Financial Reporting Standards (IFRS), while Pargesa's financial statements were prepared in accordance with Swiss generally accepted accounting principles. Therefore, in preparing its financial statements for the corresponding periods, Power Financial used accounting information received from Pargesa, which was intended to be the same in all material respects as that which would have been produced under IFRS standards. This information was further adjusted by Power Financial including, in particular, the elimination of the effect of amortization of goodwill from Pargesa's results, in order to conform to Canadian GAAP. As previously announced, Pargesa adopted IFRS at the end of 2005 and, as a result, reported its full-year 2005 financial statements under IFRS, and restated its 2004 financial statements accordingly. As a result of adopting IFRS, Pargesa no longer amortizes goodwill.

The contribution to Power Financial's earnings is based on the economic (flow-through) presentation of results used by Pargesa. Pursuant to this presentation, "operating income" and "non-operating income" are presented separately by Pargesa. Power Financial's share of non-operating income of Pargesa, after adjustments or reclassifications if necessary, is included as part of Other income in the Corporation's financial statements.

RESULTS OF POWER CORPORATION OF CANADA

This section is an overview of the results of Power Corporation. In this section, consistent with past practice, Power Financial, Gesca and PTIC are accounted for using the equity method in order to facilitate the discussion and analysis. This presentation has no impact on Power Corporation's net earnings, and is intended to assist readers in their analysis of the results of the Corporation.

Following amendment of the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3860, Financial Instruments — Disclosure and Presentation, which became effective for fiscal years beginning on or after November 1, 2004, "soft-retractable" preferred shares issued by subsidiaries which were previously classified in Non-controlling interests are now classified as Liabilities on the Consolidated Balance Sheets, and dividends related to such securities must be classified as financing charges on the Statements of Earnings. This change does not have any impact on the calculation of basic earnings per share or net income attributable to shareholders. As discussed previously in the Corporation's 2004 MD&A, all the preferred shares of the Corporation currently outstanding are perpetual and thus are not affected by this new standard.

PRESENTATION OF RESULTS — NON-GAAP FINANCIAL MEASURES

In analysing the financial results of the Corporation and consistent with the presentation in previous years, net earnings are subdivided into the following components:

- operating earnings; and
- other sources of earnings, including what is referred to in this section as "other income".

Management has used these performance measures for many years in its presentation and analysis of the financial performance of Power Corporation, and believes that they provide additional meaningful information to readers in their analysis of the results of the Corporation.

"Operating earnings" excludes the after-tax impact of any item that management considers to be of a non-recurring nature or that could make the period-over-period comparison of results from operations less meaningful. In particular, Power Financial's operating earnings are based on Lifeco's and IGM's adjusted earnings (which is a non-GAAP measure) as presented by these companies. Operating earnings and operating earnings per share are non-GAAP financial measures that do not have a standard meaning and may not be comparable to similar measures used by other entities. Management has provided below a reconciliation of these non-GAAP financial measures to the GAAP measures presented in the Consolidated Financial Statements (see "Reconciliation with Financial Statements").

EARNINGS SUMMARY — CONDENSED SUPPLEMENTARY STATEMENTS OF EARNINGS

	FOR THE TWELVE MONTHS ENDED DECEMBER 31				FOR THE THREE MONTHS ENDED DECEMBER 31			
	2005		2004		2005		2004	
	TOTAL[1]	PER SHARE	TOTAL[1]	PER SHARE	TOTAL[1]	PER SHARE	TOTAL[1]	PER SHARE
Contribution from subsidiaries to operating earnings	1,079		974		283		257	
Results from corporate activities	(8)		(20)		7		(15)	
Operating earnings	1,071	2.32	954	2.08	290	0.62	242	0.53
Other income [charges]	3	0.01	(5)	(0.01)	2	0.01	(10)	(0.02)
Share of specific charge recorded by Lifeco	(21)	(0.05)	–	–	(7)	(0.02)	–	–
Net earnings	1,053	2.28	949	2.07	285	0.61	232	0.51

[1] Before dividends on preferred shares issued by the Corporation, which amounted to $32 million and $29 million in the twelve-month periods ended December 31, 2005 and 2004, respectively, and to $10 million and $7 million in the fourth quarters of 2005 and 2004, respectively.

OPERATING EARNINGS

Operating earnings of Power Corporation were $1,071 million or $2.32 per share in 2005, compared with $954 million or $2.08 per share in 2004. This represents an 11.3% increase on a per share basis.

For the three-month period ended December 31, 2005, operating earnings were $290 million or $0.62 per share, compared with $242 million or $0.53 per share in the fourth quarter of 2004, for an increase of 17.8% on a per share basis.

SHARE OF OPERATING EARNINGS FROM SUBSIDIARIES

Power Corporation's share of operating earnings from its subsidiaries was $1,079 million in 2005, an increase of $105 million or 10.8% compared with $974 million in 2004. On a quarter-over-quarter basis, the increase was $26 million or 10.1%, from $257 million in 2004 to $283 million in 2005.

Power Financial, which makes the most significant contribution to earnings, reported operating earnings of $1,694 million or $2.33 per share in 2005, compared with $1,538 million or $2.11 per share in 2004. On a per share basis, this represents an increase of 10.1%. For the fourth quarter, operating earnings of Power Financial were $450 million or $0.61 per share in 2005, compared with $406 million or $0.56 per share in 2004, an increase of 10.1% on a per share basis. For more details on the results of Power Financial, as well as Lifeco, IGM and Pargesa, please refer to the corresponding Parts of this MD&A.

RESULTS FROM CORPORATE ACTIVITIES

Results from corporate activities include income from investments, operating expenses, depreciation and income taxes. Corporate activities resulted in a net charge of $8 million to operating earnings in 2005, compared with a net charge of $20 million last year.

For the three-month period ended December 31, corporate results were a positive contribution of $7 million in 2005, compared with a net charge of $15 million in 2004.

The variance from 2004 reflects higher income from investments, partly offset by an increase in operating expenses and income taxes. The increase in income from investments in 2005 includes, in particular, $20 million of income resulting from a distribution by an investment fund in the fourth quarter.

OTHER INCOME [CHARGES]

Other income was $3 million or $0.01 per share in 2005, compared with a charge of $5 million or $0.01 per share in 2004. For the fourth quarter of 2005, other income was $2 million or $0.01 per share. In the fourth quarter of 2004, other income was a charge of $10 million or $0.02 per share.

Other income in 2005 includes the Corporation's share of other income recorded by Power Financial, as well as non-recurring items recorded by PTIC in the first and fourth quarters.

Other income in 2004 included the Corporation's share of other income recorded by Power Financial for an amount of $3 million. The balance, which was a net charge of $8 million, included, in particular, $19 million of charges recorded during the first and third quarters in connection with the reduction in the value of certain investments held by PTIC, and a $16 million credit resulting from the reassessment of an existing provision in the first quarter of the year.

SHARE OF SPECIFIC CHARGE RECORDED BY LIFECO

As explained in Part C of this MD&A, Lifeco recorded a reinsurance provision of $43 million after tax ($0.048 per Lifeco share) and $13 million ($0.014 per share), for the twelve-month and three-month periods ended December 31, 2005, respectively, for expected losses arising from hurricane damage in 2005.

Power Corporation's share of this provision was $21 million or $0.05 per share, and $7 million or $0.02 per share, respectively, for the twelve-month and three-month periods ended December 31, 2005.

NET EARNINGS

After taking into account other income and the share of the specific charge recorded by Lifeco, net earnings were $1,053 million or $2.28 per share in 2005, compared with $949 million or $2.07 per share in 2004. For the fourth quarter ended December 31, net earnings were $285 million or $0.61 per share in 2005, compared with $232 million or $0.51 per share in 2004.

RECONCILIATION WITH FINANCIAL STATEMENTS

The following table shows a reconciliation of the non-GAAP financial measures discussed above with the financial statements of Power Corporation.

RECONCILIATION WITH FINANCIAL STATEMENTS

TWELVE MONTHS ENDED DECEMBER 31			2005			2004
	OPERATING EARNINGS	OTHER ITEMS, NET	AS PER FINANCIAL STATEMENTS	OPERATING EARNINGS	OTHER ITEMS, NET	AS PER FINANCIAL STATEMENTS
Earnings before share of earnings of affiliates, other income, income taxes and non-controlling interests[1][2]	3,398	(53)	3,345	3,086		3,086
Share of earnings of affiliates	110		110	118		118
Earnings before other income, income taxes and non-controlling interests	3,508	(53)	3,455	3,204		3,204
Other income [charges]		(7)	(7)		(49)	(49)
Earnings before income taxes and non-controlling interests	3,508	(60)	3,448	3,204	(49)	3,155
Income taxes	920	(10)	910	867	(30)	837
Non-controlling interests[1]	1,517	(32)	1,485	1,383	(14)	1,369
Net earnings	1,071	(18)	1,053	954	(5)	949
Per share	2.32	(0.04)	2.28	2.08	(0.01)	2.07

THREE MONTHS ENDED DECEMBER 31			2005			2004
	OPERATING EARNINGS	OTHER ITEMS, NET	AS PER FINANCIAL STATEMENTS	OPERATING EARNINGS	OTHER ITEMS, NET	AS PER FINANCIAL STATEMENTS
Earnings before share of earnings of affiliates, other income, income taxes and non-controlling interests[1][2]	905	(20)	885	865		865
Share of earnings of affiliates	37		37	33		33
Earnings before other income, income taxes and non-controlling interests	942	(20)	922	898		898
Other income [charges]		2	2		(37)	(37)
Earnings before income taxes and non-controlling interests	942	(18)	924	898	(37)	861
Income taxes	248	(2)	246	241	(14)	227
Non-controlling interests[1]	404	(11)	393	415	(13)	402
Net earnings	290	(5)	285	242	(10)	232
Per share	0.62	(0.01)	0.61	0.53	(0.02)	0.51

[1] 2004 figures have been restated to conform to new CICA Handbook Section 3860 such that Earnings before share of earnings of affiliates, other income, income taxes and non-controlling interests include dividends on soft-retractable preferred shares and remuneration on capital trust units issued by subsidiaries.

[2] Other items represent the specific charge recorded by Lifeco for expected losses arising from hurricane damage in 2005.

FINANCIAL POSITION, LIQUIDITY AND CAPITAL RESOURCES

CONDENSED SUPPLEMENTARY BALANCE SHEET

DECEMBER 31	2005	2004	2005	2004
	CONSOLIDATED BASIS		EQUITY BASIS[1]	
Assets				
Cash and cash equivalents	**5,332**	4,142	**671**	517
Investments at equity	**1,554**	1,698	**5,609**	5,240
Other investments	**87,773**	82,232	**864**	711
Other assets	**18,340**	17,868	**306**	284
Total	**112,999**	105,940	**7,450**	6,752
Liabilities				
Policy liabilities				
Actuarial liabilities	**71,263**	65,822		
Other	**3,787**	4,273		
Other liabilities	**14,719**	14,094	**191**	150
Preferred shares of subsidiaries	**1,656**	1,666		
Capital trust securities and debentures	**648**	651		
Debentures and other borrowings	**3,427**	3,640		
	95,500	90,146	**191**	150
Non-controlling interests	**10,240**	9,192		
Shareholders' equity				
Non-participating shares	**795**	545	**795**	545
Participating shares[2]	**6,464**	6,057	**6,464**	6,057
Total	**112,999**	105,940	**7,450**	6,752
Consolidated assets and assets under administration	**282,273**	258,246		

[1] Condensed supplementary balance sheet of the Corporation with Power Financial, Gesca and PTIC accounted for using the equity method.

[2] Includes Participating Preferred Shares and Subordinate Voting Shares.

CONSOLIDATED BASIS

The consolidated balance sheets include Power Financial's, Lifeco's and IGM's assets and liabilities. Please refer to the corresponding Parts of this MD&A relating to these subsidiaries, which include a presentation of their balance sheets.

Total assets increased to $112,999 million at December 31, 2005, from $105,940 million at December 31, 2004. The increase reflects, in particular, the acquisition by Lifeco of approximately $4.4 billion of payout annuity business from Phoenix and London Assurance Company Limited as described in Part C of this MD&A related to Lifeco. This transaction also resulted in a corresponding increase in policy liabilities.

As previously disclosed in interim MD&As of the Corporation in 2005, capital trust units and soft-retractable preferred shares issued by subsidiaries, which were previously presented as Non-controlling interests, are now included in Liabilities. This results from new CICA Handbook Section 3860, Financial Instruments — Disclosure and Presentation, which became effective for fiscal years beginning on or after November 1, 2004 and CICA Handbook Accounting Guideline 15 (AcG-15) on Consolidation of Variable Interest Entities, also effective for fiscal years beginning on or after November 1, 2004. Figures at December 31, 2004 have been restated or reclassified accordingly. The value of trust debentures and soft-retractable preferred shares issued by subsidiaries amounted to $648 million and $1,656 million, respectively, at December 31, 2005 (December 31, 2004 — $651 million and $1,666 million).

The increase in non-controlling interests includes, in particular, the impact of the issuance, in 2005, of $300 million of perpetual preferred shares by Lifeco, and $250 million of perpetual preferred shares by Power Financial.

The increase in non-participating shares in 2005 reflects the issuance by the Corporation in October 2005 of $250 million Series D preferred shares.

Assets under administration include segregated funds of Lifeco and IGM's mutual fund assets, at market values. The market value of Lifeco's segregated funds was $75 billion at the end of 2005, compared with $69 billion a year earlier. IGM's mutual fund assets at market value, including those of Mackenzie and IPC, were $94 billion at the end of 2005, compared with $83 billion at the end of 2004.

EQUITY BASIS

Under the equity basis presentation, Power Financial, Gesca and PTIC are accounted for using the equity method. This presentation has no impact on Power Corporation's shareholders' equity, but is intended to assist readers in isolating the contribution of Power Corporation, as the parent company, to consolidated assets and liabilities.

Cash and cash equivalents held by Power Corporation amounted to $671 million at the end of December 2005, which includes the impact of the issuance in October 2005 of the Series D perpetual preferred shares, compared with $517 million at the end of 2004.

In managing its own cash and cash equivalents, the Corporation may hold cash balances or invest in short-term paper or equivalents, as well as deposits, denominated in foreign currencies and thus be exposed to fluctuations in exchange rates. In order to protect against such fluctuations, the Corporation from time to time enters into currency-hedging transactions with highly rated financial institutions. At December 31, 2005, 90% of the $671 million of cash and cash equivalents were denominated in Canadian dollars or in foreign currencies combined with currency hedges.

Investments are principally composed of the carrying value of the Corporation's interest in its subsidiaries Power Financial, Gesca and PTIC, and the carrying value of its portfolio of funds and other securities.

The carrying value of Power Corporation's investment in its subsidiaries increased to $5,609 million at December 31, 2005, compared with $5,240 million at the end of 2004. The variance includes primarily:

- Power Corporation's share of net earnings from its subsidiaries and affiliates, net of dividends received, for a net amount of $655 million; and
- a net negative $355 million variation in foreign currency translation adjustments, related principally to the Corporation's indirect investment through Power Financial in Lifeco's foreign operations and Pargesa.

Other investments amounted to $864 million at the end of 2005, compared with $711 million at the end of 2004. The carrying value of the portfolio of marketable securities, excluding securities held by PTIC, was $496 million ($434 million at the end of 2004) and consisted primarily of the carrying value of the investment in CITIC Pacific for $434 million and of the carrying value of marketable securities held as part of the QFII operations in China which began in 2005, as well as other marketable securities. The carrying value of the portfolio of funds held by the Corporation (excluding funds held by PTIC) was $330 million at December 31, 2005, compared with $242 million at the end of 2004. This figure does not include outstanding commitments to make future capital contributions to investment funds for an aggregate amount of $101 million, including remaining commitments of $34 million for the European private equity fund ($170 million and $89 million, respectively, of remaining commitments at the end of 2004).

For a discussion of Shareholders' equity, please refer to the specific section below in this MD&A.

CASH FLOWS

CONSOLIDATED CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31	2005	2004
Cash flow from operating activities	4,584	3,388
Cash flow from financing activities	(377)	(1,413)
Cash flow from investing activities	(2,731)	(1,945)
Effect of changes in exchange rates on cash and cash equivalents	(286)	(47)
[Decrease] increase in cash and cash equivalents	1,190	(17)
Cash and cash equivalents, beginning of year	4,142	4,159
Cash and cash equivalents, end of year	5,332	4,142

On a consolidated basis, cash and cash equivalents increased by $1,190 million in 2005, compared with a decrease of $17 million in 2004.

Operating activities produced a net inflow of $4,584 million in 2005, compared with a net inflow of $3,388 million in 2004.

- In 2005, Lifeco's cash flow provided by operations increased $949 million to $3,951 million. This increase in cash flow from operations is mainly due to an overall increase in the level of business activity, together with the impact of reinsurance activities, which had the effect of reducing cash flows from operations in 2004 and increasing cash flows from operations in 2005. In 2005, the $3,951 million of operating cash flows were used by Lifeco to acquire $2,485 million of additional investment assets supporting Lifeco's policy liabilities.
- Operating activities of IGM, before payment of commissions, generated $942 million in 2005, as compared to $770 million in 2004. Cash commissions paid were $337 million in 2005 compared with $306 million in 2004 and reflect the increase in mutual fund sales over 2004 levels.

Cash flows from financing activities, which include dividends paid on common and preferred shares, resulted in a net outflow of $377 million in 2005, compared with a net outflow of $1,413 million in 2004.

Financing activities during the year ended December 31, 2005 compared to the same period in 2004 related primarily to:

- Dividends paid on a consolidated basis in 2005 of $924 million, compared with $777 million in 2004.
- The issuance by the Corporation of $250 million of perpetual preferred shares. Power Financial and Lifeco also issued preferred shares of $250 million and $300 million, respectively, in 2005. In 2004, Lifeco issued $300 million of preferred shares.

- During the year, long-term debt of $186 million was repaid, compared with $863 million in 2004.
- During the year, subsidiaries of the Corporation repurchased for cancellation common shares in the amount of $80 million, compared with $156 million in 2004. Lifeco also purchased for cancellation preferred shares for $11 million in 2005. In 2004, Lifeco redeemed preferred shares in the amount of $130 million.

Cash flow from investing activities resulted in a net outflow of $2,731 million in 2005, compared with a net outflow of $1,945 million in 2004. Most of this investing activity is related to Lifeco's acquisition of investment assets to support policy liabilities, as mentioned above.

Consolidated cash flows include, in particular, Lifeco's and IGM's operations. Cash flows from activities of these subsidiaries are described in more detail in Parts C and D of this MD&A related to Lifeco and IGM, respectively.

CORPORATE CASH FLOWS

Power Corporation is a holding company. As such, corporate cash flows from operations, before payment of dividends on the first preferred shares and on the participating shares, are principally made up of dividends received from subsidiaries and income from investments, less operating expenses and taxes. A significant component of corporate cash flows is made up of dividends received from Power Financial, which is also a holding company. In 2005, Power Financial declared dividends of $0.87 per share on its common shares, compared with $0.73 in 2004 (on a post-subdivision basis). For more details about Power Financial's corporate cash flows, please refer to Part B of this MD&A.

In 2005, dividends declared on the Corporation's participating shares amounted to $0.6500 per share, compared with $0.5531 per share in 2004 (on a post-subdivision basis). This represents a 17.5% increase.

SHAREHOLDERS' EQUITY

Shareholders' equity was $7,259 million at the end of 2005, compared with $6,602 million at the end of 2004, including non-participating shares issued by the Corporation.

Stated capital related to non-participating shares was $795 million at the end of 2005, compared with $545 million a year earlier. In October 2005, the Corporation completed the issuance of 10,000,000 non-cumulative First Preferred Shares, Series D, carrying a 5.00% annual dividend, for gross proceeds of $250 million. The Series D First Preferred Shares are redeemable in whole or in part at the option of the Corporation on or after October 31, 2010.

Including the Series D First Preferred Shares, the non-participating shares of the Corporation now consist of five series of First Preferred Shares with an aggregate stated amount of $795 million, of which $750 million is non-cumulative. All of these series are perpetual preferred shares and redeemable in whole or in part at the option of the Corporation at specific dates. The First Preferred Shares, 1986 Series, with a stated value of $45 million at year-end ($45 million at the end of 2004), have a "sinking fund" provision under which the Corporation will make all reasonable efforts to purchase on the open market 20,000 shares per quarter. No such shares were purchased in 2005.

For more information concerning the preferred shares issued by the Corporation, readers are referred to Note 15 of the Consolidated Financial Statements.

Excluding preferred shares, participating shareholders' equity was $6,464 million at December 31, 2005, compared with $6,057 million at the end of 2004. The increase of $407 million was primarily due to:

- a $717 million increase in retained earnings; and
- a $359 million negative variation in foreign currency translation adjustments, relating primarily to the Corporation's indirect investments through Power Financial in Lifeco's foreign operations and Pargesa.

In addition, the Corporation issued 4,173,630 Subordinate Voting Shares in 2005 (2,367,164 in 2004) under the Executive Stock Option Plan, resulting in an increase in stated capital of $28 million (2004 — $16 million). In 2004, Power Corporation also purchased and cancelled 136,000 Subordinate Voting Shares for an aggregate amount of $3 million, pursuant to its normal course issuer bid.

Book value per participating share of the Corporation was $14.39 at the end of 2005, compared with $13.61 at the end of 2004.

RATINGS OF THE CORPORATION

As at December 31, 2005, ratings of certain of the Corporation's securities and the Corporation's corporate/counterparty credit rating were as follows:

	DOMINION BOND RATING SERVICE	STANDARD & POOR'S RATINGS SERVICES[1]
Corporate rating/counterparty credit rating	A	A
Preferred shares		
cumulative	Pfd 2	Canadian scale P2 [high] Global scale BBB+
non-cumulative	Pfd 2 n	Canadian scale P2 [high] Global scale BBB+

[1] On September 27, 2005, Standard & Poor's Ratings Services affirmed the ratings of the Corporation and, at the same time, revised the outlook to Stable from Negative.

CHANGES IN ACCOUNTING POLICIES

CONSOLIDATION OF VARIABLE INTEREST ENTITIES › Effective January 1, 2005, the Corporation adopted CICA Handbook Accounting Guideline 15 (AcG-15). As a result, Lifeco no longer consolidates Great-West Life Capital Trust and Canada Life Capital Trust but recognizes the related debentures on the consolidated balance sheet (refer to Note 12 to the Consolidated Financial Statements). This change in accounting policy had no impact on net earnings available to participating shareholders or basic earnings per participating share.

FINANCIAL INSTRUMENTS — DISCLOSURE AND PRESENTATION › Effective for fiscal years beginning on or after November 1, 2004, CICA 3860, Financial Instruments — Disclosure and Presentation was amended to require obligations that an entity must or can settle by issuing a variable number of the issuer's own equity instruments to be presented as liabilities rather than equity. On January 1, 2005, the Corporation adopted the amended standard retroactively with restatement of prior periods. Some of the subsidiaries' preferred shares ($1,666 million) were reclassified by these subsidiaries from their shareholders' equity to liabilities and the related preferred dividends were reclassified to financing charges in the Consolidated Statements of Earnings. The change does not have any impact on earnings per share or net earnings available to participating shareholders.

INVESTMENT COMPANIES › In January 2004, the CICA issued Accounting Guideline No. 18 — Investment Companies, which became effective January 1, 2005. Under this Guideline, investment companies are required to account for all their investments at fair value, including investments that would otherwise be consolidated or accounted for using the equity method. The Guideline sets out the criteria for determining whether a company is an investment company and also provides guidance on the circumstances in which the parent company of, or equity method investor in, an investment company should account for the investment company's investments at fair value. The Corporation has determined that the new guideline did not have a material impact on the consolidated financial statements of the Corporation in 2005.

SUMMARY OF CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with Canadian GAAP requires management of the Corporation, as well as management of the subsidiaries, to adopt accounting policies and to make estimates and assumptions that affect amounts reported in the Consolidated Financial Statements. A summary of major critical accounting policies and related judgments underlying the Consolidated Financial Statements is presented below. In applying these policies, management of the Corporation and management of the subsidiaries make subjective and complex judgments that frequently require estimates about matters that are inherently uncertain. Many of these policies are common in the insurance, the mutual fund and other financial services industries; others are specific to the Corporation's and its subsidiaries' businesses and operations.

The Corporation's general accounting policies are described in detail in Note 1 to the Consolidated Financial Statements. Accounting estimates are used in particular with respect to the following items:

ACTUARIAL LIABILITIES › Actuarial liabilities represent the amounts required, in addition to future premiums and investment income, to provide for future benefit payments, policyholder dividends, commission and policy administrative expenses for all insurance and annuity policies in force with Lifeco. The appointed actuaries of Lifeco's subsidiary companies are responsible for determining the amount of the actuarial liabilities in order to make appropriate provision for the obligations of the companies to policyholders. The appointed actuaries determine the actuarial liabilities using generally accepted actuarial practices, according to the standards established by the Canadian Institute of Actuaries. The valuation uses the Canadian Asset Liability Method. This method involves the projection of future events in order to determine the amount of assets that must be set aside currently to provide for all future obligations and involves a significant amount of judgment. In the computation of actuarial liabilities, valuation assumptions have been made regarding rates of mortality/morbidity, investment returns, levels of operating expenses and rates of policy termination. The valuation assumptions use best estimates of future experience together with a margin for misestimation and experience deterioration. These margins have been set in accordance with guidelines established by the Canadian Institute of Actuaries and are necessary to provide reasonable assurance that actuarial liabilities cover a range of possible outcomes. Margins are reviewed periodically for continued appropriateness. Additional details regarding these adjustments and estimations can be found in Part C of this MD&A related to Lifeco, and Note 10 of the Consolidated Financial Statements.

INCOME TAXES › As for any group conducting its businesses in multiple jurisdictions, the Corporation and its Canadian subsidiaries are subject to a regime of specialized rules prescribed under the Income Tax Act (Canada) for purposes of determining the amount of the companies' income that will be subject to tax in Canada. Accordingly, the determination of the companies' provision for income taxes involves the application of these complex rules in respect of which alternative interpretations may arise. Management of the companies recognize that interpretations they may make in connection with tax filings may ultimately differ from those made by the tax authorities. Tax planning may allow the Corporation to record lower income taxes in the current year and, as well, income taxes recorded in prior years may be adjusted in the current year to reflect management's best estimates of the overall adequacy of the provisions.

Substantial future income tax assets are recognized in the Consolidated Financial Statements of the Corporation. The recognition of future tax assets depends on the assumption that future earnings will be sufficient to realize the deferred benefit. The amount of the future tax asset or liability recorded is based on management's best estimate of the timing of the realization of the assets or liabilities.

If management's interpretation of tax legislation differs from that of local tax authorities or if timing of reversals is not as anticipated, the provision for income taxes could increase or decrease in future periods.

EMPLOYEE FUTURE BENEFITS › Accounting for pension and other post-retirement benefits requires estimates of future returns on plan assets, expected increases in compensation levels and trends in health care costs, as well as the appropriate discount rate for the determination of accrued benefit obligations. (These estimates are discussed in Note 19 of the Consolidated Financial Statements.)

GOODWILL AND INTANGIBLE ASSETS › The impairment tests on goodwill and intangible assets involve the use of estimates and assumptions appropriate in the circumstances. As at December 31, 2005, goodwill totalled $8,264 million and intangible assets totalled $2,419 million. (See Note 7 to the Consolidated Financial Statements.)

DEFERRED SELLING COMMISSIONS › Commissions paid by IGM on the sale of certain mutual fund products are deferred and amortized over a maximum period of seven years. IGM regularly reviews the carrying value of the deferred selling commissions with respect to any events or circumstances that indicate impairment or that an adjustment to the amortization period is necessary. (Refer to Part D of this MD&A related to IGM.)

FUTURE ACCOUNTING CHANGES

EARNINGS PER SHARE › CICA Handbook Section 3500, Earnings Per Share, is expected to be amended in 2006 to require inclusion of the dilutive effects of convertible securities in the calculation of diluted earnings per share, regardless of the issuer's intention to settle the securities in cash or in common shares. If effective, this new requirement will have in particular the effect of including the dilutive effects of non-perpetual preferred shares in the calculation of diluted earnings per share.

FINANCIAL INSTRUMENTS › Three new standards, which address the recognition and measurement of financial instruments and the application of hedge accounting, will be effective for the Corporation on January 1, 2007:

› Financial Instruments › Recognition and Measurement: This new standard will require all financial assets and liabilities to be carried at fair value in the Consolidated Balance Sheets, except for loans and receivables, and non-trading financial liabilities, which will be carried at amortized cost. Realized and unrealized gains and losses on financial instruments that are held "for trading" will be recorded in the Consolidated Statements of Earnings, while unrealized gains and losses on financial instruments that are held as "available for sale" will be recorded in a Statement of Other Comprehensive Income until realized. All derivatives will be recorded at fair value in the Consolidated Balance Sheets.

› Hedges › With respect to "fair value hedges", change in fair value of the hedging derivative will be offset in the Consolidated Statements of Income against the change in the fair value of the hedged item. With respect to "cash flow hedges", change in fair value of the hedging derivative will be recorded in a Statement of Other Comprehensive Income until the asset or liability being hedged affects the Consolidated Statements of Income, at which time the related change in fair value of the derivative will also be recorded in the Consolidated Statements of Income. Any hedge ineffectiveness will be recorded in the Consolidated Statements of Income.

› Comprehensive Income › Unrealized gains and losses on financial instruments that will be held as "available for sale", changes in the fair value of cash flow hedging instruments, as well as unrealized foreign currency translation amounts, will be recorded in a Statement of Other Comprehensive Income (which will be part of Shareholders' equity) until recognized in the Consolidated Statements of Income.

The Corporation is currently evaluating the impact of these new requirements on the Consolidated Financial Statements.

OFF-BALANCE SHEET ARRANGEMENTS

The following should be read in conjunction with the Notes to the Consolidated Financial Statements.

SECURITIZATIONS

IGM's liquidity management practices include the periodic transfers of mortgages and personal loans to commercial paper conduits that in turn issue securities to investors. IGM retains servicing responsibilities and certain elements of recourse with respect to credit losses on transferred loans. IGM also transfers NHA-insured loans through the issuance of mortgage-backed securities. During the course of 2005, IGM entered into securitization transactions through its mortgage banking operations with proceeds of $251 million (2004—$207 million), recognizing a net gain of $4 million on these transactions (2004—$2 million). Securitized loans serviced at December 31, 2005 totalled $559 million, compared with $593 million in 2004. The fair value of IGM's retained interest was $15 million at December 31, 2005 and $20 million in 2004. (See also Note 5 to the Consolidated Financial Statements.)

DERIVATIVE FINANCIAL INSTRUMENTS

In the course of their activities, the Corporation and its subsidiaries use derivative financial instruments. When using such derivatives, they only act as limited end-users and not as market-makers in such derivatives.

The Corporation and its subsidiaries have each established operating policies and processes, which in particular aim at:

› prohibiting the use of derivative instruments for speculative purposes;

› documenting transactions and ensuring their consistency with risk management policies;

› demonstrating the effectiveness of the hedging relationships, and

› monitoring the hedging relationship.

The use of derivatives is monitored and reviewed on a regular basis by senior management of the companies.

As at December 31, 2005, the notional amount of outstanding derivative contracts entered into by the Corporation and its subsidiaries was $8,565 million (2004 — $8,693 million), with a maximum credit risk and total fair value of $748 million and $653 million, respectively, (2004— $489 million and $297 million, respectively). Maximum credit risk represents the current market value of the instruments which were in a gain position only; fair value represents the net amount at which an instrument could be bought or sold in a current transaction between willing parties.

See the respective Parts of the MD&A relating to Lifeco and IGM, as well as Notes 1 and 22 to the Consolidated Financial Statements, for more information on the type of derivative financial instruments used by the Corporation and its subsidiaries, and the related hedging strategies.

There were no major changes to the Corporation's and its subsidiaries' policies and procedures with respect to the use of derivative instruments in 2005.

COMMITMENTS

LETTERS OF CREDIT › In the normal course of its Reinsurance business, Lifeco provides letters of credit (LOC) to other parties or beneficiaries. A beneficiary will typically hold a LOC as collateral in order to secure statutory credit for reserves ceded to or amounts due from Lifeco. A LOC may be drawn upon demand. If an amount is drawn on a LOC by a beneficiary, the bank issuing the LOC will make a payment to the beneficiary for the amount drawn, and Lifeco will become obligated to repay this amount to the bank.

Lifeco, through certain of its operating subsidiaries, has provided LOC to both external and internal parties, which are described in the paragraph "Liquidity Risk (Letters of Credit)" included in Part C of this MD&A. (See also Note 24 to the Consolidated Financial Statements.)

GUARANTEES › The Corporation has adopted AcG-14, Disclosure of Guarantees, effective January 1, 2003, which identifies disclosure requirements for certain guarantees or groups of similar guarantees, even when the likelihood of the guarantor having to make any payment is remote. In addition, in the normal course of their businesses, the Corporation and its subsidiaries may enter into certain agreements, the nature of which precludes the possibility of making a reasonable estimate of the maximum potential amount the guarantor could be required to pay third parties, as some of these agreements do not specify a maximum amount and the amounts are dependent on the outcome of future contingent events, the nature and likelihood of which cannot be determined.

In particular, the syndicated letters of credit provided by Lifeco to external parties (see Note 24 to the Consolidated Financial Statements) meet the definition of guarantees.

CROWN LIFE ACQUISITION AGREEMENT › As part of the 1999 acquisition by Canada Life Financial Corporation (CLFC) of the majority of Crown Life Insurance Company's (Crown Life) insurance operations, CLFC has the option, or may be obligated, to acquire the common shares of Crown Life and, through assumption reinsurance, the remaining insurance business of Crown Life at any time after January 1, 2004, subject to certain conditions, in which case CLFC would receive assets with a value equal to the liabilities assumed. The purchase price for the shares would be the fair value of the assets backing Crown Life's common shareholders' equity.

CONTRACTUAL OBLIGATIONS

The following table provides a summary of future consolidated contractual obligations.

		PAYMENTS DUE BY PERIOD			
	TOTAL	LESS THAN 1 YEAR	1-3 YEARS	4-5 YEARS	MORE THAN 5 YEARS
Debentures and other borrowings[1]	3,427	151	2	2	3,272
Operating leases[2]	636	138	229	144	125
Purchase obligations[3]	27	18	9		
Contractual commitments[4]	396				
Total	4,486				
Letters of credit — see note 5 below					

[1] Please refer to Note 11 to the Consolidated Financial Statements for further information.

[2] Includes office space and certain equipment used in the normal course of business. Lease payments are charged to operations in the period of use.

[3] Purchase obligations primarily represent commitments to acquire goods and services, generally related to information services.

[4] Includes $295 million of commitments by Lifeco, which are essentially for investment transactions made in the normal course of operations in accordance with its policies and guidelines and that are to be disbursed upon fulfilment of certain contract conditions. The balance represents $101 million of outstanding commitments from Power Corporation to make future capital contributions to investment funds; the exact amount and timing of each capital contribution cannot be determined.

[5] Letters of credit are written commitments provided by a bank. The European operation of Lifeco is from time to time an applicant for letters of credit provided mainly as collateral under certain reinsurance contracts for on-balance sheet policy liabilities. Please refer to Note 24 of the Consolidated Financial Statements and the paragraph "Liquidity Risk [Letters of Credit]" included in Part C of this MD&A.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The following table presents the book value and the fair value of on-balance sheet financial instruments (please refer to Note 21 to the Consolidated Financial Statements), as well as the fair value of derivative financial instruments (please refer to Note 22 to the Consolidated Financial Statements).

AS AT DECEMBER 31	2005		2004	
	BOOK VALUE	FAIR VALUE	BOOK VALUE	FAIR VALUE
Assets				
Cash and cash equivalents	**5,332**	**5,332**	4,142	4,142
Investments [excluding real estate]	**85,929**	**89,728**	80,583	83,630
Other financial assets	**5,007**	**5,007**	4,497	4,497
Total financial assets	**96,268**	**100,067**	89,222	92,269
Liabilities				
Policy liabilities	**75,050**	**80,320**	70,095	73,568
Deposits and certificates	**693**	**694**	711	717
Debentures and other borrowings	**3,427**	**3,938**	3,640	3,944
Other financial liabilities	**9,890**	**9,890**	9,760	9,760
Total financial liabilities	**89,060**	**94,842**	84,206	87,989
Derivative financial instruments		**653**		297

SELECTED ANNUAL INFORMATION

FOR THE YEARS ENDED DECEMBER 31	2005	2004	2003
Revenues	**26,613**	24,343	15,747
Operating earnings before other items[1]	**1,071**	954	812
per share — basic[2]	**2.32**	2.08	1.76
Net earnings[3]	**1,053**	949	1,268
per share — basic[2]	**2.28**	2.07	2.79
per share — diluted[2]	**2.25**	2.03	2.74
Consolidated assets	**112,999**	105,940	107,199
Consolidated assets and assets under administration[3]	**282,273**	258,246	243,572
Consolidated long-term liabilities			
Debentures and other borrowings	**3,427**	3,640	4,289
Shareholders' equity	**7,259**	6,602	6,042
Book value per share[2]	**14.39**	13.61	12.41
Number of participating shares outstanding [millions]			
Participating preferred shares	**48.9**	48.9	48.9
Subordinate voting shares	**400.3**	396.1	393.9
Dividends per share [declared]			
Participating shares[2]	**0.6500**	0.5531	0.4688
First preferred shares			
1986 Series	**1.5181**	1.4096	1.6398
Series A	**1.4000**	1.4000	1.4000
Series B	**1.3375**	1.3375	1.3375
Series C	**1.4500**	1.4500	1.4500
Series D[4]	**0.3014**		

[1] Operating earnings and operating earnings per share are non-GAAP financial measures. Please refer to comments previously made in this MD&A.

[2] After giving effect to the two-for-one subdivision which became effective on July 23, 2004.

[3] Assets under administration include segregated funds of Lifeco and IGM's mutual fund assets, at market value. The market value of Lifeco's segregated funds was $75 billion in 2005, $69 billion in 2004, and $62 billion in 2003. IGM's mutual fund assets were $94 billion in 2005, $83 billion in 2004, and $75 billion in 2003.

[4] Issued in October 2005.

SUMMARY OF QUARTERLY RESULTS

In this table, all per share amounts are presented on a post-subdivision basis.

				2005				2004
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenues	**7,250**	**5,853**	**6,415**	**7,095**	6,387	5,549	6,513	5,894
Operating earnings [1][2][3]	**290**	**258**	**292**	**231**	242	233	271	209
per share — basic	**0.62**	**0.56**	**0.64**	**0.50**	0.53	0.51	0.59	0.45
Other income and share of specific charge recorded by Lifeco[2][3]	**(5)**	**(16)**	**2**	**1**	(10)	(5)	11	(2)
per share — basic	**(0.01)**	**(0.04)**	**0.00**	**0.00**	(0.02)	(0.01)	0.03	(0.00)
Net earnings	**285**	**242**	**294**	**232**	232	228	282	207
per share — basic	**0.61**	**0.52**	**0.64**	**0.50**	0.51	0.50	0.62	0.45
per share — diluted	**0.60**	**0.51**	**0.63**	**0.50**	0.50	0.49	0.61	0.44

[1] The contribution from Pargesa to operating earnings includes Pargesa's share of the dividends paid by Total and Suez, as well as Pargesa's share of the portion of the dividend received by GBL from Bertelsmann, which is considered a preferred dividend [Pargesa's share: SF30 million in 2005 and SF50 million in 2004] and thus recorded as income. These dividends contribute significantly to Pargesa's operating results. Dividends from Suez and Bertelsmann are received once a year, during the second quarter. Total, which also used to pay its annual dividend in one instalment during the second quarter, started in the fall of 2004 to pay its dividend in two instalments. In 2004, Pargesa's contribution to operating earnings of Power Financial includes, in the second quarter of 2004, its share of the annual dividend paid by Total related to 2003, which amounted to €4.70 per share, as well as the first interim dividend, related to fiscal 2004, which amounted to €2.40 per share . In 2005, it includes in the second quarter the final portion [€3.00 per share] of the 2004 dividend, while in the fourth quarter of 2005, it includes the first instalment [€3.00 per share] of the dividend related to 2005.

[2] Pargesa releases its six-month results only in September and any difference between actual results compared to estimates used by Power Financial when releasing its results for the periods ended June 30 are recorded by Power Financial in the third quarter. The impact of such differences on Power Financial's operating earnings was $3 million [$0.00 per share] and $4 million [$0.01 per share] in the third quarters of 2005 and 2004, respectively. The impact on Power Financial's third quarter non-operating earnings was negative $1 million [$0.00 per share] and negative $1 million [$0.00 per share] in 2005 and 2004, respectively.

[3] For a definition of this non-GAAP financial measure, please refer to Presentation of Results — Non-GAAP Financial Measures earlier in this MD&A.

CONSOLIDATED BALANCE SHEETS

AS AT DECEMBER 31 [in millions of dollars]	2005	2004 [restated – Note 1]
ASSETS		
Cash and cash equivalents	**5,332**	4,142
Investments [Note 4]		
Shares	**4,867**	4,073
Bonds	**59,298**	54,960
Mortgages and other loans	**15,118**	15,051
Loans to policyholders	**6,646**	6,499
Real estate	**1,844**	1,649
	87,773	82,232
Funds held by ceding insurers	**2,556**	2,337
Investment in affiliates, at equity [Note 6]	**1,554**	1,698
Goodwill and intangible assets [Note 7]	**10,683**	10,721
Future income taxes [Note 8]	**476**	573
Other assets [Note 9]	**4,625**	4,237
	112,999	105,940
LIABILITIES		
Policy liabilities		
Actuarial liabilities [Note 10]	**71,263**	65,822
Other	**3,787**	4,273
Deposits and certificates	**693**	711
Funds held under reinsurance contracts [Note 17]	**4,325**	4,108
Debentures and other borrowings [Note 11]	**3,427**	3,640
Preferred shares of subsidiaries [Note 1]	**1,656**	1,666
Capital trust securities and debentures [Note 12]	**648**	651
Future income taxes [Note 8]	**865**	852
Other liabilities [Note 13]	**8,836**	8,423
	95,500	90,146
Non-controlling interests [Note 14]	**10,240**	9,192
SHAREHOLDERS' EQUITY		
Stated capital [Note 15]		
Non-participating shares	**795**	545
Participating shares	**417**	389
Contributed surplus	**37**	16
Retained earnings	**6,478**	5,761
Foreign currency translation adjustments	**(468)**	(109)
	7,259	6,602
	112,999	105,940

Approved by the Board of Directors



Director



Director

CONSOLIDATED STATEMENTS OF EARNINGS

FOR THE YEARS ENDED DECEMBER 31 [in millions of dollars, except per share amounts]	2005	2004 [restated – Note 1]
REVENUES		
Premium income	**16,048**	14,202
Net investment income	**5,609**	5,558
Fees and media income	**4,956**	4,583
	26,613	24,343
EXPENSES		
Paid or credited to policyholders and beneficiaries including policyholder dividends and experience refunds	**17,435**	15,490
Commissions	**1,973**	1,880
Operating expenses	**3,524**	3,523
Financing charges [Note 11]	**336**	364
	23,268	21,257
	3,345	3,086
Share of earnings of affiliates [Note 6]	**110**	118
Other income [charges], net [Note 18]	**(7)**	(49)
Earnings before income taxes and non-controlling interests	**3,448**	3,155
Income taxes [Note 8]	**910**	837
Non-controlling interests [Note 14]	**1,485**	1,369
Net earnings	**1,053**	949
Earnings per participating share [Note 20]		
Basic	**2.28**	2.07
Diluted	**2.25**	2.03

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

FOR THE YEARS ENDED DECEMBER 31 [in millions of dollars]	2005	2004 [restated – Note 1]
Retained earnings, beginning of year	**5,761**	5,089
Add		
Net earnings	**1,053**	949
Deduct		
Dividends		
Non-participating shares	**32**	29
Participating shares	**292**	246
Premium on subordinated voting shares purchased for cancellation	**–**	3
Other, including share issue costs of $6 million in 2005	**12**	(1)
	336	277
Retained earnings, end of year	**6,478**	5,761

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31 [in millions of dollars]	2005	2004 [restated – Note 1]
OPERATING ACTIVITIES		
Net earnings	**1,053**	949
Non-cash charges [credits]		
Increase in policy liabilities	**2,725**	685
Increase in funds withheld by ceding insurers	**(219)**	1,805
Increase in funds held under reinsurance contracts	**(23)**	(548)
Amortization and depreciation	**112**	123
Future income taxes	**157**	210
Non-controlling interests	**1,485**	1,369
Other	**(86)**	(704)
Change in non-cash working capital items	**(620)**	(501)
Cash from operating activities	**4,584**	3,388
FINANCING ACTIVITIES		
Dividends paid		
By subsidiaries to non-controlling interests	**(603)**	(502)
Non-participating shares	**(29)**	(29)
Participating shares	**(292)**	(246)
	(924)	(777)
Issue of subordinated voting shares	**28**	16
Issue of non-participating shares	**250**	–
Repurchase of participating shares for cancellation	**–**	(3)
Repurchase of non-participating shares for cancellation	**–**	(4)
Issue of common shares by subsidiaries	**29**	66
Issue of preferred shares by subsidiaries	**550**	300
Repurchase of preferred shares by subsidiaries	**(10)**	(130)
Repurchase of common shares by subsidiaries	**(80)**	(156)
Issue of debentures and other borrowings	**–**	210
Repayment of debentures and other borrowings	**(186)**	(863)
Other	**(34)**	(72)
	(377)	(1,413)
INVESTMENT ACTIVITIES		
Bond sales and maturities	**36,671**	35,867
Mortgage loan repayments	**2,045**	2,650
Sale of shares	**1,672**	1,497
Real estate sales	**200**	150
Proceeds from securitizations	**251**	207
Change in loans to policyholders	**(272)**	(47)
Change in repurchase agreements	**224**	195
Reinsurance transactions	**–**	(430)
Acquisition of Investment Planning Counsel [Note 2]	**(1)**	(63)
Investment in subsidiaries	**22**	–
Investment in bonds	**(37,939)**	(37,640)
Investment in mortgage loans	**(2,639)**	(2,422)
Investment in shares	**(2,315)**	(1,698)
Investment in real estate	**(588)**	(197)
Other	**(62)**	(14)
	(2,731)	(1,945)
Effect of changes in exchange rates on cash and cash equivalents	**(286)**	(47)
Increase [decrease] in cash and cash equivalents	**1,190**	(17)
Cash and cash equivalents, beginning of year	**4,142**	4,159
Cash and cash equivalents, end of year	**5,332**	4,142

SUPPLEMENTAL CASH FLOW INFORMATION		
Income taxes paid	677	769
Interest paid on debentures and other borrowings	377	388

ALL TABULAR AMOUNTS ARE IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Consolidated Financial Statements have been prepared in accordance with generally accepted accounting principles in Canada and include the accounts of the Corporation, its subsidiaries and its affiliates.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in those statements and accompanying notes. The reported amounts and note disclosures are determined using management's best estimates based on assumptions that reflect the most probable set of economic conditions and planned courses of action. Actual results may differ from such estimates.

The principal subsidiaries of the Corporation are: Power Financial Corporation (Power Financial) (interest of 66.4%), Gesca Ltée (interest of 100%) and Power Technology Investment Corporation (PTIC) (interest of 100%). Power Financial holds a controlling interest in Great-West Lifeco Inc. (Lifeco) (direct interest of 70.6%), which holds 100% of the common shares of Great-West Life & Annuity Insurance Company (GWL&A) and 100% of the common shares of The Great-West Life Assurance Company (Great-West). Great-West in turn holds 100% of the common shares of Canada Life Financial Corporation (CLFC), which itself holds 100% of The Canada Life Assurance Company (Canada Life) and 100% of the common shares of London Insurance Group Inc. (LIG), which in turn holds 100% of London Life Insurance Company (London Life). Power Financial also holds a controlling interest in IGM Financial Inc. (IGM) (direct interest of 55.9%), which holds 100% of the common shares of Investors Group Inc. (Investors Group) and of Mackenzie Financial Corporation (Mackenzie), and 74.7% of the common shares of Investment Planning Counsel. IGM holds 4.2% of the common shares of Lifeco, and Great-West holds 3.5% of the common shares of IGM. The Corporation accounts for its investments in its affiliates using the equity method.

CONSOLIDATION OF VARIABLE INTEREST ENTITIES

Effective January 1, 2005, the Corporation adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Accounting Guideline 15 on Consolidation of Variable Interest Entities. As a result, Lifeco no longer consolidates Great-West Life Capital Trust (GWLCT) and Canada Life Capital Trust (CLCT) but recognizes the related debentures on the Consolidated Balance Sheets (refer to Note 12). This change in accounting policy had no impact on net earnings available to common shareholders or basic earnings per common share.

REVENUE RECOGNITION

Premiums for all types of insurance contracts, and contracts with limited mortality or morbidity risk, are generally recognized as revenue when due. When premiums are recognized, actuarial liabilities are computed, with the result that benefits and expenses are matched with such revenue.

The Corporation's premium revenues, total paid or credited to policyholders and policy liabilities are all shown net of reinsurance amounts ceded to, or including amounts assumed from, other insurers.

Fee and other income is recognized when earned and primarily includes fees earned from the management of segregated fund assets, fees earned on the administration of administrative services only (ASO) Group health contracts, and fees earned from management services.

Media revenues are recognized as follows: newspaper sales are recognized at the time of delivery, advertising sales are recognized at the time the advertisement is published.

Management fees are based on the net asset value of mutual fund assets under management and are recognized on an accrual basis when the service is performed. Administration fees are also recognized on an accrual basis when the service is performed. Distribution revenues are recognized on a trade date basis.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents comprise cash and temporary investments consisting of highly liquid investments with short-term maturities.

INVESTMENTS

Investments, other than those held by Lifeco are accounted for as follows: investments in shares are carried at cost. Where there has been a loss in value that is other than a temporary decline, a write-down is made to recognize the loss. Bonds, mortgages and other loans are valued at amortized cost plus accrued interest less allowances for losses. Real estate investments are valued at cost less allowances for losses.

Investments held by Lifeco are accounted for as follows:

- Investments in shares are carried at cost plus a moving average market value adjustment of $293 million ($277 million in 2004). The carrying value is adjusted towards market value at a rate of 5% per quarter. Net realized gains and losses are included in deferred net realized gains and are deferred and amortized to earnings at a rate of 5% per quarter on a declining balance basis.
- Investments in bonds and mortgage loans are carried at amortized cost net of any allowance for credit losses. The difference between the proceeds on the sale of a debt security and its amortized cost is considered to be an adjustment of future portfolio yield. Net realized gains and losses are included in deferred net realized gains and are deferred and amortized over the period to maturity of the security sold.
- Investments in real estate are carried at cost net of write-downs and allowances for loss, plus a moving average market value adjustment of $144 million ($154 million in 2004). The carrying value is adjusted towards market value at a rate of 3% per quarter. Net realized gains and losses are included in deferred net realized gains and are deferred and amortized to earnings at a rate of 3% per quarter on a declining balance basis.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES [CONTINUED]

Market values for publicly traded bonds are determined using quoted market prices. Market values for bonds that are not actively traded and for mortgages are determined by discounting expected future cash flows related to the securities at market interest rates. Market values for public shares are generally determined by the closing sale price of the security on the exchange where it is principally traded. Market values for shares for which there is no active market are determined by management. Market values for all properties are determined annually by management based on a combination of the most recent independent appraisal and current market data available. Appraisals of all properties are conducted at least once every three years by independent qualified appraisers.

SECURITIZATIONS

IGM periodically transfers mortgages and personal loans through sales to commercial paper conduits that in turn issue securities to investors. IGM retains servicing responsibilities and certain elements of recourse with respect to credit losses on transferred loans. IGM also transfers NHA-insured mortgages through the issuance of mortgage-backed securities.

Transfers of loans are accounted for as sales, provided that control over the transferred loans has been surrendered and consideration other than beneficial interests in the transferred loans has been received in exchange. The loans are removed from the consolidated balance sheet and a gain or loss is recognized in income immediately based on the carrying value of the loans transferred. The carrying value is allocated between the assets transferred and the retained interests in proportion to their fair values at the date of transfer. To obtain the fair value of IGM's retained interests, quoted market prices are used if available. However, since quotes are generally not available for retained interests, the estimated fair value is based on the present value of future expected cash flows using management's best estimates of key assumptions such as prepayment rates, excess spread, expected credit losses and discount rates commensurate with the risks involved. Retained interests are reviewed quarterly for impairment. IGM continues to service the loans transferred. As a result, a servicing liability is also recognized and amortized over the expected term of the transferred loans as servicing fees.

For all transfers of loans, gains and losses, as well as servicing fee revenues are reported in Net investment income in the Consolidated Statements of Earnings. The retained interests in the securitized loans are recorded in Other assets, and the servicing liability is recorded in Other liabilities on the Consolidated Balance Sheets.

DEFERRED SELLING COMMISSIONS

Commissions paid by IGM on the sale of certain mutual funds are deferred and amortized against related fee income over a maximum period of seven years. Commissions paid on the sale of deposits are deferred and amortized over the term of the deposit with a maximum amortization period of five years.

GOODWILL AND INTANGIBLE ASSETS

Goodwill represents the excess of purchase consideration over the fair value of net assets of acquired subsidiaries of the Corporation. Intangible assets represent finite life and indefinite life intangible assets of acquired subsidiaries of the Corporation. Intangible assets with finite lives are amortized on a straight-line basis over their estimated useful lives. The Corporation tests goodwill and indefinite life intangible assets for impairment on an annual basis by reviewing the fair value of the related businesses and the intangible assets. Goodwill and intangible assets are written down when impaired to the extent that the carrying value exceeds the estimated fair value.

STOCK-BASED COMPENSATION PLANS

Effective January 1, 2004, CICA 3870, Stock-based Compensation and Other Stock-based Payments was amended to require expense treatment for all stock-based compensation and payments. Previously the standard encouraged, but did not require, the use of a fair value-based method to account for stock-based transactions with employees (Note 16). On January 1, 2004, the Corporation adopted the amended standard retroactively without restatement of prior periods for all stock-based compensation and payments to employees since 2002.

The fair value of stock options is determined on each grant date. Compensation expense is recognized over the period that the stock options vest, with a corresponding increase in Contributed surplus. When the Corporation's stock options are exercised, the proceeds, together with the amount recorded in Contributed surplus, are added to Stated capital.

REPURCHASE AGREEMENTS

Lifeco enters into repurchase agreements with third-party broker-dealers in which Lifeco sells securities and agrees to repurchase substantially similar securities at a specified date and price. Such agreements are accounted for as investment financings.

DERIVATIVE FINANCIAL INSTRUMENTS

Derivative financial instruments are used by the Corporation and its subsidiaries in the management of interest rate, foreign exchange and equity market exposures. The Corporation's policy is not to use derivative financial instruments for speculative purposes.

The Corporation documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the Consolidated Balance Sheets or to anticipated future transactions. The Corporation also assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are effective in offsetting changes in fair values or cash flows of hedged items.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES [CONTINUED]

The accounting policies used for derivative financial instruments held for hedging purposes correspond to those of the underlying hedged position. In the event a designated hedged item is sold, extinguished, matures or ceases to be effective prior to the termination of the related derivative instruments or it is no longer probable that the sale of the hedged item will occur at the date originally anticipated, any realized or unrealized gains or losses on such derivative instruments are recognized in earnings.

Interest rate swaps and options are used to hedge interest rate risk related to asset and liability management and mortgage banking operations. These swap agreements require the periodic exchange of payments, without the exchange of the notional principal amount on which the payments are based. Net investment income is adjusted to reflect the exchange of payments under the interest rate swaps.

Written call options are used with interest rate swaps to effectively convert convertible fixed rate bonds to non-convertible variable rate securities as part of the Corporation's overall assets/liability matching program. The written call option hedges the Corporation's exposure to the convertibility feature on the bonds. Any premiums received are recognized in net investment income over the life of the options. Gains and losses realized upon exercise of the options are amortized into income over the remaining term of the underlying securities.

Put options are purchased to protect against significant decreases in equity markets. Premiums paid are amortized to net investment income over the life of the options. Gains and losses realized upon exercise of the options are recognized in net investment income.

Cross-currency swaps are used in combination with other investments to manage currency risk associated with actuarial liabilities. Under these swaps, principal amounts and fixed and floating interest payments may be exchanged in different currencies. The carrying value on the balance sheet is adjusted to reflect the amount of the currency swapped and interest income is adjusted to reflect the interest receivable and interest payable under the swaps.

The Corporation also enters into certain foreign exchange forward contracts to hedge certain product liabilities and to hedge a portion of the translation of its foreign revenues as well as a portion of both operating results and net investment in its foreign operations. The realized and unrealized gains and losses on contracts for product liabilities are included in Net investment income, offsetting the respective realized and unrealized gains and losses on the underlying product liabilities and a corresponding market value adjustment in the amounts paid or credited to policyholders. The realized gains and losses on contracts related to revenues are recognized in Net investment income and 2005 gains, net of tax, were $67 million ($111 million in 2004). The gains and losses on contracts related to net investment in foreign operations are included in Foreign currency translation adjustments in the shareholders' equity section of the Consolidated Balance Sheets. Hedge effectiveness is reviewed quarterly through critical terms matching and correlation testing.

Equity index swaps and futures are used to hedge certain product liabilities and are marked to market with realized and unrealized gains and losses included in Net investment income, offsetting the respective realized and unrealized gains and losses on the underlying product liabilities and a corresponding market value adjustment in the amounts paid or credited to policyholders. Equity index swaps are also used as substitutes for cash instruments and are marked to market with realized and unrealized gains and losses included in Net investment income.

In addition, equity index swaps are used to hedge the market risk associated with certain fee income. Realized gains and losses are recognized in Fee income. Hedge effectiveness is reviewed quarterly through correlation testing.

Lifeco uses credit derivatives to manage its credit exposures and for risk diversification in its investment portfolio. Unrealized gains and losses are deferred on the balance sheet and are recognized in Net investment income in the period in which the underlying investment is recognized.

Lifeco manages its exposure to market risk on its securities by either entering into forward sale contracts, purchasing a put option or by simultaneously purchasing a put option and writing a call option on the same security. The Corporation designates these contracts as hedges of the future sale of specified securities. Any unrealized gains and losses on the forward sales and options are accounted for on the deferral basis where gains and losses, including any premiums paid or received, are recognized in Net investment income on a basis consistent with the future sale of the related securities.

Effective January 1, 2004, the Corporation adopted the recommendations of CICA Accounting Guideline 13 — Hedging Relationships (AcG-13) on a prospective basis. AcG-13 specifies the circumstances in which hedge accounting is appropriate, including the identification, documentation, designation, and effectiveness of hedges and the discontinuance of hedge accounting. The Corporation reassessed its hedging relationships as at January 1, 2004 and determined that its interest rate swaps on mortgage banking activities did not qualify for hedge accounting under AcG-13. The impact on the Consolidated Financial Statements was not material.

Derivatives that do not qualify for hedge accounting are carried at fair value on the Consolidated Balance Sheets, and changes in fair value are recorded in Net investment income in the Consolidated Statements of Earnings. Non-qualifying derivatives continue to be utilized on a basis consistent with the risk management policies of the Corporation and are monitored by the Corporation for effectiveness as economic hedges even if the specific hedge accounting requirements of AcG-13 are not met.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES [CONTINUED]

FINANCIAL INSTRUMENTS — DISCLOSURE AND PRESENTATION

Effective for fiscal years beginning on or after November 1, 2004, CICA 3860, Financial Instruments — Disclosure and Presentation was amended to require obligations that an entity must or can settle by issuing a variable number of the issuer's own equity instruments to be presented as liabilities rather than equity. On January 1, 2005, the Corporation adopted the amended standard retroactively with restatement of prior periods. Some of the subsidiaries' preferred shares ($1,666 million) were reclassified from Non-controlling interests to Liabilities and the associated preferred dividends were reclassified to Financing charges in the Consolidated Statements of Earnings. The change does not have any impact on earnings per share or net earnings available to participating shareholders.

FOREIGN CURRENCY TRANSLATION

All assets and liabilities denominated in foreign currency are translated into Canadian dollars at exchange rates prevailing at the balance sheet date for monetary items and at exchange rates prevailing at the transaction dates for non-monetary items. The Corporation follows the current rate method of foreign currency translation for its net investments in self-sustaining foreign operations. All income and expenses are translated at average rates prevailing during the year. Exchange gains and losses are included in earnings, except those related to self-sustaining operations and financing related thereto, which are included in Foreign currency translation adjustments in the shareholders' equity section of the Consolidated Balance Sheets.

PENSION PLANS AND OTHER POST-RETIREMENT BENEFITS

The Corporation maintains defined benefit pension plans as well as defined contribution pension plans for certain of its employees and agents. The plans provide pension based on length of service and final average earnings. The benefit obligation is actuarially determined and accrued using the projected benefit method prorated on service. Pension charge or credit consists of the aggregate of the actuarially computed cost of pension benefits provided in respect of the current year's service, imputed interest on the accrued benefit obligation less expected returns on plan assets, which are valued at market value. For the most part, actuarial gains and losses in excess of the greater of 10% of the beginning-of-year plan assets or accrued benefit obligation are amortized over the expected average remaining service life of employees.

The Corporation also has unfunded supplementary pension plans for certain executives. Pension expense related to current services is charged to earnings in the period during which the services are rendered.

In addition, the Corporation provides certain post-retirement health care and life insurance benefits to eligible retirees, agents and their dependants. The cost of the benefits is actuarially determined and accrued using the projected benefit method prorated on service. The current cost of post-retirement health and life benefits is charged to earnings in the period during which the services are rendered.

LOANS TO POLICYHOLDERS

Loans to policyholders are shown at their unpaid balance and are fully secured by the cash surrender values of the policies.

FUNDS HELD BY CEDING INSURERS/ FUNDS HELD UNDER REINSURANCE CONTRACTS

Under certain forms of reinsurance contracts, it is customary for the ceding insurer to retain possession of the assets supporting the liabilities ceded. Lifeco records an amount receivable from the ceding insurer or payable to the reinsurer representing the premium due. Investment revenue on these funds withheld is credited by the ceding insurer.

INCOME TAXES

The Corporation follows the liability method in accounting for income taxes, whereby future income tax assets and liabilities reflect the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities and their tax bases. Future income tax assets and liabilities are measured based on the enacted or substantively enacted tax rates which are anticipated to be in effect when the temporary differences are expected to reverse.

EARNINGS PER SHARE

Basic earnings per share is determined by dividing Net earnings available to common shareholders by the average number of common shares outstanding for the year. Diluted earnings per share is determined using the same method as basic earnings per share, except that the average number of common shares outstanding includes the potential dilutive effect of outstanding stock options granted by the Corporation, as determined by the treasury stock method.

INVESTMENT COMPANIES

In January 2004, the CICA issued Accounting Guideline No. 18 — Investment Companies, which became effective January 1, 2005. Under this Guideline, investment companies are required to account for all their investments at fair value, including investments that would otherwise be consolidated or accounted for using the equity method. The Guideline sets out the criteria for determining whether a company is an investment company and also provides guidance on the circumstances in which the parent company of, or equity method investor in, an investment company should account for the investment company's investments at fair value. The Corporation has determined that the new guideline did not have a material impact on the consolidated financial statements of the Corporation in 2005.

COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current year's financial statement presentation.

NOTE 2. ACQUISITIONS

ACQUISITION OF BUSINESS

During 2005, Canada Life, through its wholly owned United Kingdom subsidiary, Canada Life Limited, acquired the assets and liabilities associated with the in-force annuity in payment business of Phoenix and London Assurance Limited, part of the Resolution Life Group which is based in the United Kingdom. The transaction resulted in an increase in invested assets and a corresponding increase in policyholder liabilities of $4.4 billion on the Consolidated Balance Sheets.

ACQUISITION OF INVESTMENT PLANNING COUNSEL

On May 10, 2004, IGM acquired 74.7% of the outstanding common shares of Investment Planning Counsel, a Canadian financial services company. The results of its operations have been included in earnings since that date.

The aggregate purchase price was $100 million, consisting of $76 million of cash, including transaction costs, and common shares valued at $24 million. The value of the 734,796 common shares issued by IGM was determined based on the weighted-average market price of IGM's shares over the two-day period before and after the terms of the acquisition were agreed to and announced.

The following table summarizes the fair value of the assets acquired and liabilities assumed at the date of acquisition.

Fair value of assets acquired	
Cash and cash equivalents	12
Deferred selling commissions	8
Future income taxes	3
Other assets	27
Management contracts	17
Distribution contracts	24
	91
Less fair value of liabilities assumed	
Deposits	21
Other liabilities	50
Long-term debt	23
	94
Fair value of net liabilities assumed	(3)
Goodwill	103
Total purchase consideration	100

Included in Other liabilities are accruals for contract termination costs of $27 million which were paid during the second quarter of 2004, and other restructuring costs of $6 million related to the acquisition.

NOTE 3. RESTRUCTURING COSTS

The plan to restructure and integrate the operations of CLFC with Lifeco's wholly owned subsidiaries Great-West, London Life and GWL&A was completed at the end of December 2005 at a total cost of $446 million. Restructuring costs related to the acquisition of CLFC incurred for the year ended December 31, 2005 were $101 million ($220 million for the year ended December 31, 2004). Of this amount $22 million ($44 million in 2004) was charged to earnings and $79 million ($176 million in 2004) was charged against the amount accrued as part of the purchase equation of CLFC. These restructuring costs are related to the elimination of duplicate systems, exiting and consolidating operations and compensation costs.

NOTE 4. INVESTMENTS

	2005		2004	
	CARRYING VALUE	ESTIMATED MARKET VALUE	CARRYING VALUE	ESTIMATED MARKET VALUE
Shares	**4,867**	**5,374**	4,073	4,470
Bonds	**59,298**	**61,918**	54,960	57,012
Mortgages and other loans	**15,118**	**15,790**	15,051	15,649
Loans to policyholders	**6,646**	**6,646**	6,499	6,499
Real estate	**1,844**	**2,129**	1,649	1,855
	87,773	**91,857**	82,232	85,485

NOTE 4. INVESTMENTS [CONTINUED]

TERM TO MATURITY AND INTEREST RATE RANGE OF BONDS AND MORTGAGES AND OTHER LOANS
[BEFORE ALLOWANCE FOR CREDIT LOSSES]

	1 YEAR OR LESS	1–5 YEARS	OVER 5 YEARS	TOTAL	EFFECTIVE INTEREST RATE RANGES
					%
2005					
Bonds	**5,270**	**16,942**	**37,174**	**59,386**	**1.0 – 16.8**
Mortgages and other loans	**639**	**5,511**	**9,007**	**15,157**	**3.0 – 13.5**
2004					
Bonds	5,017	12,750	37,331	55,098	1.0 – 16.8
Mortgages and other loans	451	5,258	9,411	15,120	3.0 – 13.8

The Corporation maintains an allowance for credit losses which is considered adequate by management to absorb all credit-related losses in its portfolio.

CHANGES IN THE ALLOWANCE FOR CREDIT LOSSES

	2005	2004
Balance, beginning of year	**208**	213
Provision for credit losses	**7**	(8)
Recoveries of prior write-offs	**(75)**	(20)
Write-offs	**(10)**	29
Other	**(3)**	(6)
Balance, end of year	**127**	208

Investments in real estate include an asset value allowance of nil ($19 million in 2004), which provides for deterioration of market values associated with real estate held for investment.

Also included in mortgages and other loans are modified/restructured loans of $37 million ($85 million in 2004) that are performing in accordance with their current terms.

Included in investments are the following:

IMPAIRED LOANS

	2005	2004
Bonds	**137**	150
Mortgages and other loans	**17**	20
Foreclosed real estate	**11**	2
	165	172

Impaired loans include non-accrual loans and foreclosed real estate held for sale. Bond and mortgage investments are reviewed on a loan by loan basis to determine impaired status. Loans are classified as non-accrual when:

[1] payments are 90 days or more in arrears, except in those cases where, in the opinion of management, there is justification to continue to accrue interest; or

[2] the Corporation no longer has reasonable assurance of timely collection of the full amount of the principal and interest due; or

[3] modified/restructured loans are not performing in accordance with the contract.

Where appropriate, provisions are established or write-offs made to adjust the carrying value to the net realizable amount. Wherever possible the fair value of collateral underlying the loans or observable market price is used to establish net realizable value.

NOTE 4. INVESTMENTS [CONTINUED]

DEFERRED NET REALIZED AND UNREALIZED GAINS

Net investment income includes amortization of deferred net realized and unrealized gains as follows:

	2005	2004
Bonds	**253**	269
Mortgages and other loans	**53**	51
Shares	**232**	139
Real estate	**46**	38
	584	497

The balance of deferred net realized gains (included in Other liabilities) is composed of the following:

	2005	2004
Bonds	**1,834**	1,503
Mortgages and other loans	**151**	144
Shares	**440**	350
Real estate	**173**	167
	2,598	2,164

NOTE 5. SECURITIZATIONS

IGM securitized the following loans with gains, net of transactions costs, being recognized in net investment income:

	2005		2004	
	PRINCIPAL AMOUNT SECURITIZED	NET GAIN	PRINCIPAL AMOUNT SECURITIZED	NET GAIN
Commercial paper conduit transactions	**252**	**4**	191	2
Mortgage-backed security transactions	–	–	17	–

IGM's retained interest in the securitized loans includes cash reserve accounts and rights to future excess spread. This retained interest is subordinated to the interests of the related commercial paper conduits (CP conduits) and mortgage-backed securities (MBS) holders (the purchasers). The purchasers do not have recourse to IGM's other assets for any failure of the borrowers to pay when due.

The key economic assumptions used to value the retained interests at the date of securitization issuances for transactions completed during 2005 and 2004 were as follows:

	2005	2004	
	CP CONDUIT TRANSACTIONS	CP CONDUIT TRANSACTIONS	MBS TRANSACTIONS
Weighted-average			
Remaining service life [in years]	**3.7**	3.1	5.0
Interest rate	**4.98%**	4.97%	5.04%
Coupon rate of securities issued	**4.00%**	4.07%	3.99%
Prepayment rate	**15.00%**	15.00%	18.90%
Discount rate	**4.55%**	4.51%	4.35%
Servicing fees	**0.25%**	0.25%	0.23%
Expected credit losses	**0.05%**	0.05%	n/a

At December 31, 2005, the fair value of the total retained interests was $16 million ($20 million in 2004). The sensitivity to immediate 10% or 20% adverse changes to key assumptions was considered to be immaterial.

NOTE 5. SECURITIZATIONS [CONTINUED]

The total loans reported by IGM, the securitized loans serviced by IGM, as well as cash flows related to securitization arrangements are as follows:

	2005	2004
Mortgages	**826**	869
Personal loans	**246**	221
	1,072	1,090
Less: *securitized loans serviced*	**559**	593
Total on-balance sheet loans	**513**	497
Proceeds from new securitizations	**251**	207
Cash flows received on retained interests	**11**	14

NOTE 6. INVESTMENT IN AFFILIATES, AT EQUITY

	2005	2004
Carrying value, beginning of year	**1,698**	1,574
Investment	**11**	38
Share of operating earnings	**110**	118
Share of non-operating earnings	**11**	29
Foreign currency translation adjustments	**(231)**	(8)
Dividends	**(50)**	(48)
Other, net	**5**	(5)
Carrying value, end of year	**1,554**	1,698
Share of equity, end of year	**1,506**	1,645

Composed principally of Power Financial's interest in Parjointco N.V., 50% held by Power Financial. At December 31, 2005, Parjointco N.V. held a voting interest of 61.4% (2004 — 61.4%) and an equity interest of 54.1% (2004 — 54.3%) in Pargesa Holding S.A.

NOTE 7. GOODWILL AND INTANGIBLE ASSETS

A summary of changes in the Corporation's goodwill and intangible assets is as follows:

2005	GOODWILL	INTANGIBLE ASSETS	TOTAL
Balance, beginning of year	**8,246**	**2,475**	**10,721**
Amortization of finite life intangible assets	**–**	**(20)**	**(20)**
Changes in foreign exchange rates	**(1)**	**(37)**	**(38)**
Acquisition of Investment Planning Counsel [Note 2]	**1**	**–**	**1**
Other, including effect of repurchase of common shares by subsidiaries	**18**	**1**	**19**
Balance, end of year	**8,264**	**2,419**	**10,683**

2004	GOODWILL	INTANGIBLE ASSETS	TOTAL
Balance, beginning of year	8,013	2,326	10,339
Change in allocation of the purchase price of CLFC	66	127	193
Acquisition of Investment Planning Counsel [Note 2]	102	41	143
Amortization of finite life intangible assets	–	(20)	(20)
Other, including effect of repurchase of common shares by subsidiaries	65	1	66
Balance, end of year	8,246	2,475	10,721

NOTE 7. GOODWILL AND INTANGIBLE ASSETS [CONTINUED]

Intangible assets represent the fair value of mutual fund management contracts, distribution contracts, trade names, brands and trademarks, and the shareholders' portion of acquired future participating account profits. The intangible assets include, for the most part, indefinite life intangible assets of $1,979 million ($1,999 million in 2004) that are not subject to amortization, as well as finite life intangible assets of $440 million ($476 million in 2004) amortized over a period not to exceed 30 years.

NOTE 8. INCOME TAXES

The following table reconciles the statutory and effective tax rates:

	2005	2004
	%	%
Combined basic Canadian federal and provincial tax rates	**35.5**	35.6
Non-taxable investment income	**(4.2)**	(5.0)
Earnings of affiliates	**(0.8)**	(1.3)
Lower effective tax rates on income not subject to tax in Canada	**(3.5)**	(3.0)
Miscellaneous, net of Large Corporation Tax	**(0.6)**	0.2
	26.4	26.5

	2005	2004
Components of income tax expense are		
Current income taxes	**753**	627
Future income taxes	**157**	210
	910	837
Future income taxes consist of the following temporary differences:		
Policy liabilities	**58**	243
Loss carry forwards	**394**	446
Investments	**(279)**	(345)
Deferred selling commissions	**(334)**	(306)
Intangible assets	**(284)**	(284)
Other	**56**	(33)
Future income taxes	**(389)**	(279)
Presented as		
Future income tax assets	**476**	573
Future income tax liabilities	**(865)**	(852)
	(389)	(279)

As at December 31, 2005, the Corporation and its subsidiaries have non-capital losses of $278 million ($267 million in 2004) available to reduce future taxable income for which the benefit has not been recognized. If not utilized, these losses will expire at various dates to 2015. In addition, subsidiaries have capital loss carry forwards that can be used indefinitely to offset future capital gains of approximately $66 million ($67 million in 2004).

NOTE 9. OTHER ASSETS

	2005	2004
Dividends, interest and other receivables	**1,828**	1,680
Premiums in course of collection	**623**	480
Deferred selling commissions	**928**	851
Fixed assets, net of accumulated amortization	**483**	495
Accrued benefit asset [Note 19]	**259**	217
Other	**504**	514
	4,625	4,237

NOTE 10. ACTUARIAL LIABILITIES AND RISK MANAGEMENT

Actuarial liabilities of Lifeco represent the amounts equal to the carrying value of the assets that, taking into account the other pertinent items on the balance sheet, will be sufficient to discharge Lifeco's obligations over the term of the liability for its insurance policies and to pay expenses related to the administration of those policies. Actuarial liabilities are determined using generally accepted actuarial practices, according to standards established by the Canadian Institute of Actuaries. In accordance with these accepted practices, actuarial liabilities have been determined in accordance with the Canadian Asset Liability Method.

In the computation of actuarial liabilities, valuation assumptions have been made regarding rates of mortality/morbidity, investment returns, levels of operating expenses and rates of policy termination. The valuation assumptions use best estimates of future experience together with a margin for misestimation and experience deterioration. These margins have been set in accordance with guidelines established by the Canadian Institute of Actuaries and are necessary to provide reasonable assurance that the actuarial liabilities cover a range of possible outcomes. Margins are reviewed periodically for continued appropriateness.

The methods for arriving at these valuation assumptions are outlined below:

MORTALITY › A life insurance mortality study is carried out annually, for each major block of insurance business. The results of each study are used to update Lifeco's experience valuation mortality tables for that business. When there is insufficient data, use is made of the latest industry experience to derive an appropriate valuation mortality assumption. Although mortality improvements have been observed for many years, for life insurance valuation the mortality provisions (including margin) do not allow for future improvements.

Annuitant mortality is also studied regularly and the results used to modify established industry experience annuitant mortality tables. Mortality improvement has been projected to occur throughout future years for annuitants.

MORBIDITY › Lifeco uses industry-developed experience tables modified to reflect emerging company experience. Both claim incidence and termination are monitored regularly and emerging experience is factored into the current valuation.

PROPERTY AND CASUALTY REINSURANCE › Actuarial liabilities for property and casualty reinsurance written by London Reinsurance Group (LRG), a subsidiary of London Life, are determined using accepted actuarial practices for life insurers in Canada. Reflecting the long-term nature of the business, reserves have been established using cash flow valuation techniques, including discounting. The reserves are based on cession statements provided by ceding companies. In certain instances, LRG management adjusts cession statement amounts to reflect management's interpretation of the treaty. Differences will be resolved via audits and other loss mitigation activities. In addition, reserves also include an amount for incurred but not reported losses (IBNR) which may differ significantly from the ultimate loss development. The estimates and underlying methodology are continually reviewed and updated and adjustments to estimates are reflected in income. LRG analyses the emergence of claims experience against expected assumptions for each reinsurance contract separately and at the portfolio level. If necessary, a more in-depth analysis is undertaken of the cedant experience.

INVESTMENT RETURNS › The assets which correspond to the different liability categories are segmented. For each segment, projected cash flows from the current assets and liabilities are used in the Canadian Asset Liability Method to determine actuarial liabilities. Cash flows from assets are reduced to provide for asset default losses. Testing under several interest rate scenarios (including increasing and decreasing rates) is done to provide for reinvestment risk.

EXPENSES › Unit expense studies are updated regularly to determine an appropriate estimate of future expenses for the liability type being valued. Expense improvements are not projected. An inflation assumption with the investment return is incorporated in the estimate of future expenses.

POLICY TERMINATION › Studies to determine rates of policy termination are updated regularly to form the basis of this estimate. Industry data is also available and is useful where Lifeco has no experience with specific types of policies or its exposure is limited.

POLICYHOLDER DIVIDENDS › Future policyholder dividends are included in the determination of actuarial liabilities for participating policies, with the assumption that policyholder dividends will change in the future to reflect the experience of the respective participating accounts, consistent with the participating policyholder dividend policies.

INTEREST RATE RISK

Interest rate risk is managed by effectively matching portfolio investments with liability characteristics. Hedging instruments are employed where necessary when there is a lack of suitable permanent investments to minimize loss exposure to interest rate changes.

CREDIT RISK

Credit risk is managed through an emphasis on quality in the investment portfolio and by maintenance of issuer, industry and geographic diversification standards.

Projected investment returns are reduced to provide for future credit losses on assets. The net effective yield rate reduction averaged 0.18% (0.17% in 2004).

NOTE 10. ACTUARIAL LIABILITIES AND RISK MANAGEMENT [CONTINUED]

The following outlines the future asset credit losses provided for in actuarial liabilities. These amounts are in addition to the allowance for asset losses included with assets:

	2005	2004
Participating policyholders	**570**	492
Non-participating policyholders	**608**	467
	1,178	959

REINSURANCE RISK

Maximum benefit amount limits per insured life (which vary by line of business) are established for life and health insurance, and reinsurance is purchased for amounts in excess of those limits.

Reinsurance contracts do not relieve Lifeco from its obligations to policyholders. Failure of reinsurers to honour their obligations could result in losses to Lifeco. Lifeco evaluates the financial condition of its reinsurers and its exposure to significant losses from reinsurer insolvencies.

As a result of reinsurance, actuarial liabilities have been reduced by the following amounts, which include the reinsurance transaction described in Note 17:

	2005	2004
Participating policyholders	**109**	142
Non-participating policyholders	**6,537**	6,896
	6,646	7,038

Certain of the reinsurance contracts are on a funds withheld basis where Lifeco retains the assets supporting the reinsured actuarial liabilities, thus minimizing the exposure to significant losses from reinsurer insolvency on those contracts.

FOREIGN EXCHANGE RISK

If the assets backing actuarial liabilities are not matched by currency, changes in foreign exchange rates can expose Lifeco to the risk of foreign exchange losses not offset by liability decreases. Foreign exchange risk is managed whenever possible by matching assets with related liabilities by currency and through the use of derivative instruments such as forward contracts and cross-currency swaps. These financial instruments allow Lifeco to modify an asset position to more closely match actual or committed liability currency.

LIQUIDITY RISK

Liquidity risk is the risk that Lifeco will have difficulty in raising funds to meet commitments. The liquidity needs of Lifeco are closely managed through cash flow matching of assets and liabilities and forecasting earned and required yields, to ensure consistency between policyholder requirements and the yield of assets. Approximately 60% of policy liabilities are non-cashable prior to maturity or subject to market value adjustments.

SENSITIVITY OF ACTUARIAL ASSUMPTIONS

The actuarial assumption most susceptible to change in the short term is future investment returns. One way of measuring the interest rate risk associated with this assumption is to determine the effect on the present value of the projected net asset and liability cash flows of the non-participating business of Lifeco of an immediate 1% increase or an immediate 1% decrease in the level of interest rates. These interest rate changes will also impact the projected cash flows. When the change to the projected cash flows is included in the calculation, the effect of an immediate 1% increase in interest rates would be to decrease the present value of these projected cash flows by $199 million and the effect of an immediate 1% decrease in interest rates would be to decrease the present value of these projected cash flows by $453 million. The level of actuarial liabilities established under the Canadian Asset Liability Method of valuation provides for interest rate movements significantly greater than the 1% shifts shown above.

NOTE 11. DEBENTURES AND OTHER BORROWINGS

	2005	2004
Power Financial Corporation		
7.65% debentures, due January 5, 2006[1]	150	150
6.90% debentures, due March 11, 2033	250	250
IGM Financial Inc.		
6.75% debentures 2001 Series, due May 9, 2011	450	450
6.58% debentures 2003 Series, due March 7, 2018	150	150
6.65% debentures 1997 Series, due December 13, 2027	125	125
7.45% debentures 2001 Series, due May 9, 2031	150	150
7.00% debentures 2002 Series, due December 31, 2032	175	175
7.11% debentures 2003 Series, due March 7, 2033	150	150
Great-West Lifeco Inc.		
Five-year term facility at interest rates of: nil ($118 million in 2004) at Canadian 90-day Bankers' Acceptance rate; nil ($31 million in 2004) 90-day LIBOR rate	–	149
Subordinated debentures due September 19, 2011, bearing a fixed rate of 8% until 2006 and, thereafter, at a rate equal to the Canadian 90-day Bankers' Acceptance rate plus 1%, unsecured	256	275
Subordinated debentures due December 11, 2013, bearing a fixed rate of 5.80% until 2008 and, thereafter, at a rate equal to the Canadian 90-day Bankers' Acceptance rate plus 1%, unsecured	206	209
6.75% debentures due August 10, 2015, unsecured	200	200
6.14% debentures due March 21, 2018, unsecured	200	200
6.40% debentures due December 11, 2028, unsecured	101	101
6.74% debentures due November 24, 2031, unsecured	200	200
6.67% debentures due March 21, 2033, unsecured	400	400
6.625% deferrable debentures due November 15, 2034, unsecured [US$175 million]	205	210
Other notes payable with interest of 8.0%	9	10
Other		
Term loan at prime plus a premium varying between 1.0% and 1.5% or Banker's Acceptance plus a premium varying between 2.0% and 2.5% due May 13, 2013 [effective rate of 8.6% at December 31, 2005]	50	–
Bank loan at prime plus a premium varying between 0.875% and 3.750% due December 31, 2007 [effective rate of 8.6% at December 31, 2004][2]	–	86
	3,427	3,640

[1] These debentures were effectively converted into a Swiss franc-denominated debt [SF127,518,490] bearing interest at 4.43% payable semi-annually through a ten-year cross-currency swap. This swap was terminated in October 2005.

[2] A subsidiary of the Corporation has granted a solidary and unlimited suretyship and a first rank mortgage on the universality of the assets of this subsidiary.

The maximum aggregate amount of principal payments on debentures and other borrowings in each of the next five years is as follows: $151 million in 2006; $1 million in 2007; $1 million in 2008; $1 million in 2009; and $1 million in 2010.

FINANCING CHARGES

Financing charges include interest on debentures and other borrowings, together with distributions and interest on capital trust securities and debentures and dividends on preferred shares now classified as liabilities, as described in Notes 1 and 12.

	2005	2004
Interest on debentures and other borrowings	224	253
Preferred share dividends	75	80
Distributions and interest on capital trust securities and debentures	49	49
Distributions on capital trust securities held by the consolidated group as temporary investments	(12)	(18)
	336	364

NOTE 12. CAPITAL TRUST SECURITIES AND DEBENTURES

	2005	2004
Capital trust securities		
Trust securities issued by GWLCT	–	350
Trust securities issued by CLCT	–	450
	–	800
Capital trust debentures		
5.995% senior debentures due December 31, 2052, unsecured [GWLCT]	350	–
6.679% senior debentures due June 30, 2052, unsecured [CLCT]	300	–
7.529% senior debentures due June 30, 2052, unsecured [CLCT]	150	–
	800	–
Acquisition-related fair market value adjustment	34	37
Trust securities held by the consolidated group as temporary investments	(186)	(186)
	648	651

GWLCT, a trust established by Great-West had issued $350 million of capital trust securities, the proceeds of which were used by GWLCT to purchase Great-West senior debentures in the amount of $350 million, and CLCT, a trust established by Canada Life had issued $450 million of capital trust securities, the proceeds of which were used by CLCT to purchase Canada Life senior debentures in the amount of $450 million. Effective January 1, 2005, the Corporation does not consolidate GWLCT and CLCT (see Note 1). The impact of this change is to not recognize the capital trust securities issued by GWLCT and CLCT and to recognize the debentures issued to the trusts by Great-West and Canada Life. As a result, distributions and interest on the capital trust securities have been reclassified to Financing charges on the Consolidated Statements of Earnings (see Note 11).

NOTE 13. OTHER LIABILITIES

	2005	2004
Accounts payable, accrued liabilities and other	3,860	4,265
Deferred net realized gains [Note 4]	2,598	2,164
Income taxes payable	516	458
Accrued benefit liability [Note 19]	673	607
Repurchase agreements	936	676
Commercial paper and other loans	126	134
Dividends and interest payable	127	119
	8,836	8,423

NOTE 14. NON-CONTROLLING INTERESTS

	2005	2004
Non-controlling interests include		
Participating policyholders	1,741	1,654
Preferred shareholders of subsidiaries	2,156	1,608
Common shareholders of subsidiaries	6,343	5,930
	10,240	9,192
Earnings attributable to non-controlling interests include		
Earnings attributable to participating policyholders	94	117
Dividends to preferred shareholders of subsidiaries	107	86
Earnings attributable to common shareholders of subsidiaries	1,284	1,166
	1,485	1,369

NOTE 15. STATED CAPITAL

	2005	2004
Non-participating shares		
Cumulative Redeemable First Preferred Shares, 1986 Series[i]		
Authorized — Unlimited number of shares		
Issued — 899,878 shares	45	45
Series A First Preferred Shares[ii]		
Authorized and issued — 6,000,000 shares	150	150
Series B First Preferred Shares[iii]		
Authorized and issued — 8,000,000 shares	200	200
Series C First Preferred Shares[iv]		
Authorized and issued — 6,000,000 shares	150	150
Series D First Preferred Shares[v]		
Authorized and issued — 10,000,000 shares	250	–
	795	545
Participating shares		
Participating Preferred Shares[vi]		
Authorized — Unlimited number of shares		
Issued — 48,854,772 shares	27	27
Subordinate Voting Shares[vii] [viii] [ix]		
Authorized — Unlimited number of shares		
Issued — 400,264,694 shares [2004 — 396,091,064 shares]	390	362
	417	389

[i] Entitled to a quarterly cumulative dividend of one quarter of 70% of the prime rate of two major Canadian chartered banks. The shares are redeemable by the Corporation at $50 per share. The Corporation will make all reasonable efforts to purchase, on the open market, 20,000 shares per quarter, such number being cumulative only in the same calendar year. During the year 2004, 80,000 shares were purchased for cancellation for $4 million.

[ii] The 5.60% Non-Cumulative First Preferred Shares, Series A are entitled to fixed non-cumulative preferential cash dividends at a rate equal to $1.40 per share per annum. On and after June 11, 2004, the Corporation may redeem for cash the Series A First Preferred Shares in whole or in part, at the Corporation's option, at $26.00 per share if redeemed on or prior to June 11, 2005, $25.75 if redeemed thereafter and on or prior to June 11, 2006, $25.50 if redeemed thereafter and on or prior to June 11, 2007, $25.25 if redeemed thereafter and on or prior to June 11, 2008 and $25.00 if redeemed thereafter, in each case together with all declared and unpaid dividends to, but excluding, the date of redemption.

[iii] The 5.35% Non-Cumulative First Preferred Shares, Series B are entitled to fixed non-cumulative preferential cash dividends at a rate equal to $1.3375 per share per annum. On and after November 28, 2006, the Corporation may redeem for cash the Series B First Preferred Shares in whole or in part, at the Corporation's option, at $26.00 per share if redeemed prior to November 28, 2007, $25.75 if redeemed thereafter and prior to November 28, 2008, $25.50 if redeemed thereafter and prior to November 28, 2009, $25.25 if redeemed thereafter and prior to November 28, 2010 and $25.00 if redeemed thereafter, in each case together with all declared and unpaid dividends to, but excluding, the date of redemption.

[iv] The 5.80% Non-Cumulative First Preferred Shares, Series C are entitled to fixed non-cumulative preferential cash dividends at a rate equal to $1.45 per share per annum. On and after December 6, 2007, the Corporation may redeem for cash the Series C First Preferred Shares in whole or in part, at the Corporation's option, at $26.00 per share if redeemed prior to December 6, 2008, $25.75 if redeemed thereafter and prior to December 6, 2009, $25.50 if redeemed therafter and prior to December 6, 2010, $25.25 if redeemed thereafter and prior to December 6, 2011 and $25.00 if redeemed thereafter, in each case together with all declared and unpaid dividends to, but excluding, the date of redemption.

[v] In 2005, the Corporation issued 10,000,000 5.00% Non-Cumulative First Preferred Shares, Series D for cash proceeds of $250 million. The 5.00% Non-Cumulative First Preferred Shares, Series D are entitled to fixed non-cumulative preferential cash dividends at a rate equal to $1.25 per share per annum. On and after October 31, 2010, the Corporation may redeem for cash the Series D First Preferred Shares in whole or in part, at the Corporation's option, at $26.00 per share if redeemed prior to October 31, 2011, $25.75 if redeemed thereafter and prior to October 31, 2012, $25.50 if redeemed therafter and prior to October 31, 2013, $25.25 if redeemed thereafter and prior to October 31, 2014 and $25.00 if redeemed thereafter, in each case together with all declared and unpaid dividends to, but excluding, the date of redemption.

NOTE 15. STATED CAPITAL [CONTINUED]

[vi] Entitled to ten votes per share; entitled to a non-cumulative dividend of $0.009375 per share per annum before dividends on the subordinate voting shares and having the right to participate, share and share alike, with the holders of the subordinate voting shares in any dividends in any year after payment of a dividend of $0.009375 per share on the subordinate voting shares.

[vii] Entitled to one vote per share.

[viii] On September 25, 2003, the Corporation filed notice of a Normal Course Issued Bid through the facilities of the Toronto Stock Exchange, which permitted it to purchase, between September 30, 2003, and September 29, 2004, up to 30,000,000 subordinate voting shares representing less than 10% of the public float of such shares. During the year 2004, 136,000 subordinate voting shares were purchased for cancellation for a total expenditure of $3 million. The excess of the consideration paid over the stated value of the shares has been charged to Retained earnings in the amount of $3 million.

[ix] During the year, 4,173,630 subordinate voting shares (2,367,164 in 2004) were issued under the Corporation's Executive Stock Option Plan for a consideration of $28 million ($16 million in 2004).

NOTE 16. STOCK-BASED COMPENSATION

[i] On October 1, 2000, the Corporation established a deferred share unit plan for the Directors of the Corporation to promote a greater alignment of interests between Directors and shareholders of the Corporation. Under this plan, each Director may elect to receive his or her annual retainer and attendance fees entirely in the form of deferred share units, entirely in cash, or equally in cash and deferred share units. The number of deferred share units granted is determined by dividing the amount of remuneration payable by the five-day-average closing price on the Toronto Stock Exchange of the Subordinate Voting Shares of the Corporation on the last five days of the fiscal quarter (the value of a deferred share unit). A Director who has elected to receive deferred share units will receive additional deferred share units in respect of dividends payable on Subordinate Voting Shares, based on the value of a deferred share unit at that time. A deferred share unit shall be redeemable at the time a Director's membership on the Board is terminated or in the event of the death of a Director by a lump sum cash payment, based on the value of a deferred share unit at that time. At December 31, 2005, the value of deferred share units outstanding was $3.2 million ($2.3 million in 2004). In addition, Directors may also participate in the Director Share Purchase Plan.

[ii] Effective May 1, 2000, an Employee Share Purchase Program (ESPP) was implemented, giving employees the opportunity to subscribe for up to 6% of their gross salary to purchase Subordinate Voting Shares of the Corporation on the open market and to have the Corporation invest, on the employee's behalf, up to an equal amount. The amount paid on behalf of employees was $0.3 million in 2005 ($0.2 million in 2004).

[iii] Since 2004, compensation expense is recorded for options granted under the Corporation's and its subsidiaries' stock option plans, based on the fair value of the options at the grant date, amortized over the vesting period.

During the year ended December 31, 2005, 1,300,900 options (1,162,000 options in 2004) were granted under the Corporation's stock option plan. The fair value of these options was estimated using the Black-Scholes option-pricing model with the following assumptions:

	2005	2004
Dividend yield	**2%**	2%
Expected volatility	**24%**	24%
Risk-free interest rate	**4%**	5%
Expected life (years)	**7**	7
Fair value per stock option [$/option]	**$8.64**	$7.92

In addition, stock options were granted by subsidiaries in 2005 and 2004. For the year ended December 31, 2005, compensation expense relating to the stock options granted by the Corporation and its subsidiaries amounted to $26 million ($20 million in 2004).

[iv] Under the Corporation's Executive Stock Option Plan established on March 8, 1985, 18,667,310 additional shares are reserved for issuance. The plan requires that the exercise price under the option must not be less than the market value of a share on the date of the grant of the option. Options have a term of ten years and may be exercised as follows: 50% one year after the grant date, 75% two years after the grant date and 100% three years after the grant date, except for a grant of 50,000 options in 1999 which became fully vested in 2004, a grant of 200,000 options in 2000, which became fully vested at the date of the grant, a grant of 1,162,100 options in 2004 which vest as follows: 50% in 2007 and 50% in 2008 and a grant of 1,300,900 options in 2005 which vest as follows: 50% in 2008 and 50% in 2009.

NOTE 16. STOCK-BASED COMPENSATION [CONTINUED]

A summary of the status of the Corporation's stock option plan as at December 31, 2005 and 2004, and changes during the years ended on those dates is as follows:

	2005		2004	
	OPTIONS	WEIGHTED-AVERAGE EXERCISE PRICE	OPTIONS	WEIGHTED-AVERAGE EXERCISE PRICE
		$		$
Outstanding at beginning of year	**16,066,940**	**13.16**	17,272,004	11.41
Granted	**1,300,900**	**31.93**	1,162,100	26.38
Exercised	**(4,173,630)**	**6.89**	(2,367,164)	6.84
Outstanding at end of year	***13,194,210***	***16.99***	16,066,940	13.16
Options exercisable at end of year	**10,731,210**	**14.17**	14,904,840	12.13

The following table summarizes information about stock options outstanding at December 31, 2005:

	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE	
RANGE OF EXERCISE PRICES	OPTIONS	WEIGHTED-AVERAGE REMAINING LIFE	WEIGHTED-AVERAGE EXERCISE PRICE	OPTIONS	WEIGHTED-AVERAGE EXERCISE PRICE
		[yrs]	$		$
5.38 — 11.36	**3,507,150**	**3.3**	**10.01**	**3,507,150**	**10.01**
12.43 — 13.72	**2,672,683**	**2.4**	**13.67**	**2,672,683**	**13.67**
17.36 — 17.66	**4,551,377**	**5.3**	**17.66**	**4,551,377**	**17.66**
26.38 — 32.03	**2,463,000**	**8.8**	**29.31**	**–**	**–**
	13,194,210	4.8	16.99	10,731,210	14.17

NOTE 17. REINSURANCE TRANSACTION

During the first quarter of 2004, Lifeco's indirect subsidiary, Canada Life, ceded 100% of its U.S. group insurance business to a third party on an indemnity reinsurance basis. The ceded premiums of $416 million associated with the transaction have been recorded in the Consolidated Statement of Earnings as a reduction in Premium income with a corresponding reduction to the change in Actuarial liabilities. For the Consolidated Balance Sheets, this transaction resulted in a reduction of cash and Other assets of $416 million, a reduction of policyholder liabilities of $384 million, and a reduction of Other liabilities of $32 million.

NOTE 18. OTHER INCOME [CHARGES], NET

	2005	2004
Share of Pargesa's non-operating earnings [Note 6]	**11**	29
Restructuring costs [Note 3]	**(22)**	(44)
IGM unitholder compensation charge	**–**	(29)
Gain resulting from the dilution of Power Financial Corporation's interest in a subsidiary	**–**	9
Other	**4**	(14)
	(7)	(49)

NOTE 19. PENSION PLANS AND OTHER POST-RETIREMENT BENEFITS

The Corporation and its subsidiaries maintain funded defined benefit pension plans for certain of its employees and agents as well as unfunded supplementary employee retirement plans (SERP) for certain executives. The Corporation also provides post-retirement health and life insurance benefits to eligible retirees, agents and their dependents.

	2005		2004	
	PENSION PLANS	OTHER POST-RETIREMENT BENEFITS	PENSION PLANS	OTHER POST-RETIREMENT BENEFITS
Fair value of plan assets				
Balance, beginning of year	3,408		3,292	
Employee contributions	18		19	
Employer contributions	53		34	
Benefits paid	(161)		(154)	
Actual return on plan assets	444		246	
Settlement	(18)		–	
Other, including foreign exchange	(41)		(29)	
Balance, end of year	3,703		3,408	
Accrued benefit obligation				
Balance, beginning of year	3,503	559	3,232	600
Benefits paid	(161)	(18)	(154)	(18)
Current service cost	88	18	88	19
Employee contributions	18	–	19	–
Interest cost	208	34	201	34
Actuarial [gains] losses	321	78	158	(39)
Settlement and curtailment	(14)	(81)	(10)	–
Past service cost	6	(103)	17	–
Other, including foreign exchange	(61)	–	(48)	(37)
Balance, end of year	3,908	487	3,503	559
Funded status				
Fund surplus [deficit][i]	(205)	(487)	(95)	(559)
Unamortized past service costs	29	(120)	29	(22)
Valuation allowance	(57)	–	(68)	–
Unamortized net actuarial losses	328	98	226	99
Accrued benefit asset [liability][ii]	95	(509)	92	(482)
Charge was determined as follows				
Current service cost	88	18	88	19
Interest cost	208	34	201	34
Actual return on plan assets	(444)		(246)	
Past service cost	6	(103)	17	–
Settlement and curtailment	5	(6)	(9)	–
Actuarial [gains] losses on accrued benefit obligation	321	78	158	(39)
	184	21	209	14
Difference between actual and expected return on assets	211	–	17	–
Difference between actuarial gains [losses] arising during the period and actuarial gains [losses] amortized	(314)	(74)	(146)	43
Difference between past service costs arising in period and past service costs amortized	1	100	(16)	(2)
Amortization of transitional obligation	1	–	1	–
Other	–	–	2	(1)
Net charge	83	47	67	54

[i] The aggregate accrued benefit obligations and aggregate fair value of plan assets of individual pension plans that had accrued benefit obligations in excess of the fair value of their related plan assets at December 31, 2005, amounted to $2,640 million ($2,050 million in 2004) and $2,335 million ($1,187 million in 2004), respectively.

In addition, the Corporation and its subsidiaries maintain unfunded supplementary executive retirement plans. The obligation for these plans, which is included above, was $301 million at December 31, 2005 ($249 million in 2004).

NOTE 19. PENSION PLANS AND OTHER POST-RETIREMENT BENEFITS [CONTINUED]

[ii] The net accrued benefit asset (liability) shown above is presented in these financial statements as follows:

			2005			2004
	PENSION PLANS	OTHER POST-RETIREMENT BENEFITS	TOTAL	PENSION PLANS	OTHER POST-RETIREMENT BENEFITS	TOTAL
Accrued benefit asset [Note 9]	**259**		**259**	217		217
Accrued benefit liability [Note 13]	**(164)**	**(509)**	**(673)**	(125)	(482)	(607)
Accrued benefit asset [liability]	**95**	**(509)**	**(414)**	92	(482)	(390)

CURTAILMENT

In 2005, the terms of most of the post-retirement health, dental and life insurance plans at Lifeco were amended. The amendment reduced the level of post-retirement benefits to be provided to certain active employees and revised the eligibility requirements for receiving benefits for certain other active employees. This results in the establishment of a negative past service cost that is being amortized over the average remaining service lives of these certain active employees. A curtailment has been recognized to reflect the impact of the changes in the plan's eligibility requirements.

OTHER

Subsidiaries of Lifeco have declared a partial windup in respect of certain Ontario defined benefit pension plans. These partial windups will not likely be completed for some time and, as a result of the July 2004 Supreme Court of Canada decision in *Monsanto Canada Inc.* v. *Ontario (Superintendent of Financial Services)*, could involve the distribution of the amount of actuarial surplus, if any, attributable to the wound-up portion of the plans. However, many issues remain unclear, including the basis of surplus measurement and entitlement and the method by which any surplus distribution would be implemented.

Based on information presently known, it is not expected that any application of the Monsanto decision to these partial windups will have a material adverse effect on the consolidated financial position of the Corporation.

MEASUREMENT AND VALUATION

The dates of actuarial valuations for funding purposes for the funded defined benefit pension plans (weighted by accrued benefit obligation) are:

MOST RECENT VALUATION	% OF PLANS	NEXT REQUIRED VALUATION	% OF PLANS
December 31, 2000	11		
December 31, 2002	18	December 31, 2005	44
December 31, 2003	13	December 31, 2006	12
April 1, 2004	3	April 1, 2007	3
December 31, 2004	55	December 31, 2007	41

CASH PAYMENTS

	ALL PENSION PLANS		OTHER POST-RETIREMENT BENEFITS	
	2005	2004	2005	2004
Benefit payments	**17**	14	**18**	18
Company contributions	**64**	41	**–**	–
	81	55	**18**	18

NOTE 19. PENSION PLANS AND OTHER POST-RETIREMENT BENEFITS [CONTINUED]

ASSET ALLOCATION BY MAJOR CATEGORY WEIGHTED BY PLAN ASSETS

	DEFINED BENEFIT PENSION PLANS	
	2005	2004
	%	%
Equity securities	**52**	51
Debt securities	**39**	41
All other assets	**9**	8
	100	100

No plan assets are directly invested in the Corporation's or subsidiaries' securities. Nominal amounts may be invested in the Corporation's or subsidiaries' securities through investment in pooled funds.

SIGNIFICANT ASSUMPTIONS

	DEFINED BENEFIT PENSION PLANS		OTHER POST-RETIREMENT BENEFITS	
	2005	2004	2005	2004
	%	%	%	%
Weighted average assumptions used to determine benefit cost				
Discount rate	**6.0**	6.2	**6.2**	6.3
Expected long-term rate of return on plan assets	**6.9**	7.1		
Rate of compensation increase	**4.6**	4.6		
Weighted average assumptions used to determine accrued benefit obligation				
Discount rate	**5.3**	6.0	**5.3**	6.2
Rate of compensation increase	**4.0**	4.6		

WEIGHTED AVERAGE HEALTH CARE TREND RATES

In determining the expected cost of health care benefits, health care costs were assumed to increase by 7.4% in 2005 and gradually decrease to a level of 4.7% for 2010 and thereafter. For 2005, the impact on the accrued post-retirement benefit obligation of a 1% increase (decrease) in assumed health care rates is a $60 million increase and a $49 million decrease, respectively. The impact on the post-retirement benefit expense of a 1% increase (decrease) in assumed health care rates is a $10 million increase and a $6 million decrease, respectively.

NOTE 20. EARNINGS PER SHARE

The following is a reconciliation of the numerators and the denominators of the basic and diluted earnings per participating share computations:

FOR THE YEARS ENDED DECEMBER 31	2005	2004
Net earnings	**1,053**	949
Dividends on non-participating shares	**(32)**	(29)
Net earnings available to participating shareholders	**1,021**	920
Weighted number of participating shares outstanding [millions]		
— Basic	**448.0**	444.0
Exercise of stock options	**12.0**	16.1
Shares assumed to be repurchased with proceeds from exercise of stock options	**(6.0)**	(7.7)
Weighted number of participating shares outstanding [millions]		
— Diluted	**454.0**	452.4

For 2005, 1,184,500 stock options that were antidilutive have been excluded from the computation of diluted earnings per share (nil in 2004).

NOTE 21. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table presents the fair value of the Corporation's financial instruments using the valuation methods and assumptions described below. Fair value represents the amount that would be exchanged in an arm's length transaction between willing parties and is best evidenced by a quoted market price, if one exists. Fair values are management's estimates and are generally calculated using market conditions at a specific point in time and may not reflect future fair values. The calculations are subjective in nature, involve uncertainties and matters of significant judgment.

	2005		2004	
	BOOK VALUE	FAIR VALUE	BOOK VALUE	FAIR VALUE
Assets				
Cash and cash equivalents	**5,332**	**5,332**	4,142	4,142
Investments [excluding real estate]	**85,929**	**89,728**	80,583	83,630
Other financial assets	**5,007**	**5,007**	4,497	4,497
Total financial assets	**96,268**	**100,067**	89,222	92,269
Liabilities				
Policy liabilities	**75,050**	**80,320**	70,095	73,568
Deposits and certificates	**693**	**694**	711	717
Debentures and other borrowings	**3,427**	**3,938**	3,640	3,944
Other financial liabilities	**9,890**	**9,890**	9,760	9,760
Total financial liabilities	**89,060**	**94,842**	84,206	87,989

Fair value is determined using the following methods and assumptions:

- The fair value of temporary financial instruments is assumed to be equal to book value due to their short-term maturities. These include cash and cash equivalents, dividends and interest receivable, premiums in the course of collection and amounts included in Other financial liabilities.
- Shares and bonds are valued at quoted market prices, when available. When a quoted market price is not readily available, alternative valuation methods may be used. Mortgage loans are determined by discounting the expected future cash flows at market interest rates for loans with similar credit risk.
- The fair value of policy liabilities is based on the fair value of the assets of Lifeco supporting them.
- Deposits and certificates are determined by discounting the contractual cash flows using market interest rates currently offered for deposits with similar terms and credit risks.
- Debentures and other borrowings are determined by reference to current market prices for debt with similar terms and risks.

NOTE 22. OFF-BALANCE SHEET FINANCIAL INSTRUMENTS

The Corporation and its subsidiaries, in the normal course of managing exposure to fluctuations in interest rates, foreign exchange rates and market risks, is party to various derivative financial instruments whose notional amount is not recorded on the Consolidated Balance Sheets.

The following table summarizes the portfolio of off-balance sheet financial instruments at December 31:

	NOTIONAL AMOUNT					
	1 YEAR OR LESS	1-5 YEARS	OVER 5 YEARS	TOTAL	MAXIMUM CREDIT RISK	TOTAL ESTIMATED FAIR VALUE
2005						
Interest rate contracts						
Interest rate swaps	**929**	**731**	**636**	**2,296**	**117**	**98**
Futures — long	**30**	–	–	**30**	–	–
Futures — short	**308**	–	–	**308**	–	–
Options written	**26**	–	–	**26**	–	–
Options purchased	–	–	**547**	**547**	**72**	**72**
	1,293	**731**	**1,183**	**3,207**	**189**	**170**
Foreign exchange contracts						
Forward contracts	**1,062**	–	–	**1,062**	**16**	**11**
Cross-currency swaps	**143**	**1,062**	**2,622**	**3,827**	**534**	**496**
	1,205	**1,062**	**2,622**	**4,889**	**550**	**507**
Market risk management						
Options purchased	–	**23**	–	**23**	–	–
Options written	–	**31**	–	**31**	–	**(29)**
Forward sales	**6**	–	–	**6**	**1**	**1**
Equity contracts	**321**	**88**	–	**409**	**8**	**4**
	327	**142**	–	**469**	**9**	**(24)**
	2,825	**1,935**	**3,805**	**8,565**	**748**	**653**
2004						
Interest rate contracts						
Interest rate swaps	978	701	545	2,224	46	24
Futures — long	152	–	–	152	–	–
Futures — short	238	–	–	238	–	–
Options written	–	26	–	26	–	(86)
Options purchased	360	–	655	1,015	60	59
	1,728	727	1,200	3,655	106	(3)
Foreign exchange contracts						
Forward contracts	1,299	–	–	1,299	13	(5)
Currency options	120	–	–	120	–	–
Cross-currency swaps	212	1,100	1,619	2,931	350	305
	1,631	1,100	1,619	4,350	363	300
Market risk management						
Options purchased	24	23	–	47	1	1
Options written	29	31	–	60	–	(17)
Forward sales	11	5	–	16	–	(2)
Equity contracts	477	88	–	565	19	18
	541	147	–	688	20	–
	3,900	1,974	2,819	8,693	489	297

The amount subject to credit risk is limited to the current fair value of the instruments which are in a gain position. The maximum credit risk is presented without giving effect to any netting agreements or collateral arrangements and does not reflect actual or expected losses. The total estimated fair value represents the total amount that the Corporation would receive (or pay) to terminate all agreements at year-end. However, this does not represent a gain or loss to the Corporation as the hedged position is matched to certain of the Corporation's assets and liabilities. All counterparties are highly rated financial institutions on a diversified basis.

NOTE 23. CONTINGENT LIABILITIES

The Corporation's subsidiaries are subject to legal actions, including proposed class actions, arising in the normal course of business. It is not expected that any of these legal actions will have a material adverse effect on the consolidated financial position of the Corporation.

In addition, there are three proposed class proceedings in Ontario regarding the participation of the London Life participating policyholder accounts in the financing of the acquisition of LIG in 1997 by Great-West. These proceedings are in their early stages, and it is difficult to predict their outcome with certainty. However, based on information presently known, these proceedings are not expected to have a material adverse effect on the consolidated financial position of the Corporation.

Subsidiaries of Lifeco have declared a partial windup in respect of Ontario defined benefit pension plans, which will not likely be completed for some time. The partial windups could involve the distribution of the amount of actuarial surplus, if any, attributable to the wound-up portion of the plan. However, many issues remain unclear, including the basis of surplus measurement and entitlement, and the method by which any surplus distribution would be implemented. In addition to the regulatory proceedings involving one of the partial windups, a related proposed class action proceeding has been commenced in Ontario. Based on information presently known, Lifeco has not established a provision for these matters, due to the significant uncertainty with regard to the issues and likely outcome. It is not expected that any of these matters will have a material adverse effect on the consolidated financial position of the Corporation.

Investors Group and Mackenzie are subject to legal actions, including class actions, arising in the normal course of their business. Three class actions related to alleged market timing trading activity in mutual funds of IGM have been commenced. Investors Group entered into settlement agreements in 2004 with a number of its securities regulators in respect of such market timing trading activity. Although it is difficult to predict the outcome of such legal actions, based on current knowledge and consultation with legal counsel, management does not expect the outcome of any of these matters, individually or in aggregate, to have a material adverse effect on the consolidated financial position of the Corporation.

NOTE 24. COMMITMENTS AND GUARANTEES

GUARANTEES

In the normal course of operations, the Corporation executes agreements that provide for indemnifications to third parties in transactions such as business dispositions, business acquisitions, loans and securitization transactions. The Corporation has also agreed to indemnify its directors and certain of its officers. The nature of these agreements precludes the possibility of making a reasonable estimate of the maximum potential amount the Corporation could be required to pay third parties as the agreements often do not specify a maximum amount and the amounts are dependent on the outcome of future contingent events, the nature and likelihood of which cannot be determined. Historically, the Corporation has not made any payments under such indemnification agreements.

SYNDICATED LETTERS OF CREDIT

Clients residing in the United States are required pursuant to their insurance laws to obtain letters of credit issued on behalf of LRG, a subsidiary of London Life, from approved banks in order to further secure LRG's obligations under certain reinsurance contracts.

LRG has a syndicated letter of credit facility providing US$650 million in letters of credit capacity. The facility was arranged in 2005 for a five-year term expiring November 15, 2010. Under the terms and conditions of the facility, collateralization may be required if a default under the letter of credit agreement occurs. LRG has issued US$611 million in letters of credit under the facility as at December 31, 2005. LRG and certain of its affiliates had issued US$748 million under a previous letter of credit facility at December 31, 2004. LRG has other bilateral letter of credit facilities totalling US$18 million (US$36 million in 2004).

CROWN LIFE ACQUISITION AGREEMENTS

As part of the 1999 acquisition by CLFC of the majority of Crown Life Insurance Company's (Crown Life) insurance operations, CLFC has the option, or may be obligated, to acquire the common shares of Crown Life and, through assumption reinsurance, the remaining insurance business of Crown Life at any time after January 1, 2004, subject to certain conditions, in which case CLFC would receive assets with a value equal to the liabilities assumed. The purchase price for the shares would be the fair value of the assets backing Crown Life's common shareholders' equity.

OTHER COMMITMENTS

The Corporation has outstanding commitments of $101 million representing future capital contributions to private equity funds.

As at December 31, 2005, a wholly owned subsidiary of the Corporation provided a loan guarantee of up to $5 million in the event of nonpayment of the bank indebtedness by a joint venture. In January 2006, this loan guarantee was increased to $10 million. The joint venture has pledged its share in an affiliate to secure this loan.

NOTE 25. SEGMENTED INFORMATION

The following strategic business units constitute the Corporation's reportable operating segments:

- Lifeco offers in Canada, the United States and in Europe a wide range of life insurance, health insurance, retirement and investment products, as well as reinsurance and specialty general insurance products to individuals, businesses and other private and public organizations.
- IGM offers a comprehensive package of financial planning services and investment products to its client base. IGM derives its revenues from a range of sources, but primarily from management fees, which are charged to its mutual funds for investment advisory and management services. IGM also earns revenue from fees charged to its mutual funds for administrative services.
- Parjointco N.V. holds the Corporation's interest in Pargesa Holding S.A., a holding company which holds diversified interests in a limited number of media, specialty minerals, cement and building materials, water, waste services and energy companies based in Europe.
- The segment entitled Other is made up of corporate activities of the Corporation and of Power Financial, Gesca Ltée and Power Technology Investment Corporation and also includes consolidation adjustments.

The accounting policies of the operating segments are those described in the summary of significant accounting policies. The Corporation evaluates the performance based on the operating segment's contribution to consolidated net earnings. Revenues and assets are attributed to geographic areas based on the point of origin of revenues and the location of assets. The contribution to consolidated net earnings of each segment is calculated after taking into account the investment Lifeco and IGM have in each other (adjusted, in the case of Lifeco, to reflect the equity method of accounting for its investment in IGM).

INFORMATION ON PROFIT MEASURE

DECEMBER 31, 2005	LIFECO	IGM	PARJOINTCO	OTHER	TOTAL
Revenues					
Premium income	16,048			–	16,048
Net investment income	5,389	183		37	5,609
Fees and media income	2,434	2,164		358	4,956
	23,871	2,347		395	26,613
Expenses					
Insurance claims	17,435			–	17,435
Commissions	1,284	726		(37)	1,973
Operating expenses	2,454	555		515	3,524
Interest expense	187	90		59	336
	21,360	1,371		537	23,268
	2,511	976		(142)	3,345
Share of earnings of affiliates	–	–	121	(11)	110
Other income [charges], net	(22)	–	11	4	(7)
Earnings before income taxes and non-controlling interests	2,489	976	132	(149)	3,448
Income taxes	601	292	–	17	910
Non-controlling interests	1,074	430	44	(63)	1,485
Contribution to consolidated net earnings	814	254	88	(103)	1,053

INFORMATION ON ASSET MEASURE

DECEMBER 31, 2005	LIFECO	IGM	PARJOINTCO	OTHER	TOTAL
Goodwill	5,751	2,452		61	8,264
Total assets	102,161	6,807	1,501	2,530	112,999
Assets under administration	75,158	94,116			169,274

NOTE 25. SEGMENTED INFORMATION [CONTINUED]

GEOGRAPHIC INFORMATION

DECEMBER 31, 2005	CANADA	UNITED STATES	EUROPE	TOTAL
Revenues	12,425	5,403	8,785	26,613
Investment in affiliates, at equity	53	–	1,501	1,554
Goodwill and intangible assets	8,892	54	1,737	10,683
Total assets	58,493	27,336	27,170	112,999
Assets under administration	132,970	17,008	19,296	169,274

INFORMATION ON PROFIT MEASURE

DECEMBER 31, 2004 [RESTATED — NOTE 1]	LIFECO	IGM	PARJOINTCO	OTHER	TOTAL
Revenues					
Premium income	14,202			–	14,202
Net investment income	5,396	163		(1)	5,558
Fees and media income	2,273	1,956		354	4,583
	21,871	2,119		353	24,343
Expenses					
Insurance claims	15,490			–	15,490
Commissions	1,281	617		(18)	1,880
Operating expenses	2,533	515		475	3,523
Interest expense	205	96		63	364
	19,509	1,228		520	21,257
	2,362	891		(167)	3,086
Share of earnings of affiliates	–	–	126	(8)	118
Other income [charges], net	(44)	(29)	29	(5)	(49)
Earnings before income taxes and non-controlling interests	2,318	862	155	(180)	3,155
Income taxes	566	265	–	6	837
Non-controlling interests	1,003	377	52	(63)	1,369
Contribution to consolidated net earnings	749	220	103	(123)	949

INFORMATION ON ASSET MEASURE

DECEMBER 31, 2004	LIFECO	IGM	PARJOINTCO	OTHER	TOTAL
Goodwill	5,744	2,441		61	8,246
Total assets	95,851	6,473	1,647	1,969	105,940
Assets under administration	69,033	83,273			152,306

GEOGRAPHIC INFORMATION

DECEMBER 31, 2004	CANADA	UNITED STATES	EUROPE	TOTAL
Revenues	12,229	4,568	7,546	24,343
Investment in affiliates, at equity	51	–	1,647	1,698
Goodwill and intangible assets	8,888	55	1,778	10,721
Total assets	55,672	27,473	22,795	105,940
Assets under administration	117,731	16,820	17,755	152,306

AUDITORS' REPORT

TO THE SHAREHOLDERS OF POWER CORPORATION OF CANADA

We have audited the consolidated balance sheets of Power Corporation of Canada as at December 31, 2005 and 2004 and the consolidated statements of earnings, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Deloitte & Touche LLP.

Chartered Accountants
Montréal, Québec
March 24, 2006

POWER CORPORATION OF CANADA

FIVE-YEAR FINANCIAL SUMMARY

DECEMBER 31 [in millions of dollars, except per share amounts]	2005	2004[1]	2003	2002	2001
CONSOLIDATED BALANCE SHEETS					
Cash and cash equivalents	**5,332**	4,142	4,159	3,001	2,590
Consolidated assets	**112,999**	105,940	107,199	70,136	68,730
Shareholders' equity	**7,259**	6,602	6,042	5,387	4,692
Consolidated assets and assets under administration	**282,273**	258,246	243,572	174,632	182,641
CONSOLIDATED STATEMENTS OF EARNINGS					
Revenues					
Premium income	**16,048**	14,202	7,069	11,187	10,477
Net investment income	**5,609**	5,558	4,819	3,878	4,057
Fees and media income	**4,956**	4,583	3,859	3,935	3,798
	26,613	24,343	15,747	19,000	18,332
Expenses					
Paid or credited to policyholders	**17,435**	15,490	8,346	12,593	12,030
Commissions	**1,973**	1,880	1,376	1,199	1,176
Operating expenses	**3,524**	3,523	3,095	2,815	2,972
Special charges	**–**	–	–	–	204
Financing charges	**336**	364	329	226	205
	23,268	21,257	13,146	16,833	16,587
	3,345	3,086	2,601	2,167	1,745
Share of earnings of affiliates	**110**	118	86	80	33
Other income [charges], net	**(7)**	(49)	725	(86)	191
Income taxes	**910**	837	837	764	662
Amortization of goodwill	**–**	–	–	–	149
Non-controlling interests	**1,485**	1,369	1,307	752	540
Net earnings	**1,053**	949	1,268	645	618
Per participating share					
Operating earnings before amortization of goodwill in 2001 and non-recurring items	**2.32**	2.08	1.76	1.54	1.44
Net earnings — before amortization of goodwill in 2001	**2.28**	2.07	2.79	1.40	1.54
Net earnings	**2.28**	2.07	2.79	1.40	1.37
Dividends	**0.6500**	0.5531	0.4688	0.3969	0.3375
Book value at year-end	**14.39**	13.61	12.41	10.88	9.69
Market price [Subordinate Voting Shares]					
High	**33.82**	31.05	24.48	22.18	19.67
Low	**28.22**	23.28	17.40	15.76	14.75
Year-end	**31.66**	31.00	24.20	18.00	19.48

[1] *Restated for 2004 and prior years — see Note 1.*

QUARTERLY FINANCIAL INFORMATION

[in millions of dollars, except per share amounts]	TOTAL REVENUES	NET EARNINGS	EARNINGS PER SHARE — BASIC	EARNINGS PER SHARE — DILUTED
2005				
First quarter	**7,095**	**232**	**0.50**	**0.50**
Second quarter	**6,415**	**294**	**0.64**	**0.63**
Third quarter	**5,853**	**242**	**0.52**	**0.52**
Fourth quarter	**7,250**	**285**	**0.61**	**0.60**
2004				
First quarter	5,894	207	0.45	0.44
Second quarter	6,513	282	0.62	0.61
Third quarter	5,549	228	0.50	0.49
Fourth quarter	6,387	232	0.51	0.50

PART B

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATING RESULTS

Page 48

FINANCIAL STATEMENTS AND NOTES

Page 63

The attached documents concerning Power Financial Corporation are documents prepared and publicly disclosed by such subsidiary. Certain statements in the attached documents, other than statements of historical fact, are forward-looking statements based on certain assumptions and the current expectations of the subsidiary as set forth therein. The reader is cautioned to consider these statements carefully and not to put undue reliance on forward-looking statements. For further information provided by the subsidiary as to the material factors that could cause actual results to differ materially from a conclusion, forecast or projection in the forward-looking information and the material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection set out in the forward-looking information, please see the attached documents, including the section entitled Forward-Looking Statements.

POWER FINANCIAL CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATING RESULTS

MARCH 29, 2006

The following sets forth management's discussion and analysis [MD&A] of Power Financial Corporation's [Power Financial or the Corporation] financial position, results of operations and cash flows for the year ended December 31, 2005. Additional information relating to Power Financial may be found on SEDAR at www.sedar.com. The 2006 Annual Information Form will be available in March 2006.

FORWARD-LOOKING STATEMENTS › Certain statements in this MD&A, other than statements of historical fact, are forward-looking statements based on certain assumptions and reflect the Corporation's or its subsidiaries' and affiliate's current expectations. These statements may include without limitation, statements regarding the operations, business, financial condition, priorities, ongoing objectives, strategies and outlook of Power Financial or its subsidiaries and affiliate for the current fiscal year and subsequent periods. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects", "anticipates", "plans", "believes", "estimates", "intends", "targets", "projects", "forecasts" or negative versions thereof and other similar expressions, or future or conditional verbs such as "may", "will", "should", "would" and "could".

This information is based upon certain material factors or assumptions that were applied in drawing a conclusion or making a forecast or projection as reflected in the forward-looking statements, including the perception of historical trends, current conditions and expected future developments as well as other factors that are believed to be appropriate in the circumstances.

Actual results could differ materially from those projected and should not be relied upon as a prediction of future events. By its nature, this information is subject to inherent risks and uncertainties that may be general or specific. A variety of material factors, many of which are beyond the Corporation's or its subsidiaries' and affiliate's control, affect the operations, performance and results of the Corporation, its subsidiaries and affiliate, and their business, and could cause actual results to differ materially from current expectations of estimated or anticipated events or results. These factors include, but are not limited to: the impact or unanticipated impact of general economic, political and market factors in North America and internationally, interest and foreign exchange rates, global equity and capital markets, management of market liquidity and funding risks, changes in accounting policies and methods used to report financial condition, including uncertainties associated with critical accounting assumptions and estimates, the effect of applying future accounting changes, business competition, technological change, changes in government regulation and legislation, changes in tax laws, unexpected judicial or regulatory proceedings, catastrophic events, the Corporation's or its subsidiaries' or affiliate's ability to complete strategic transactions and integrate acquisitions and the Corporation's or its subsidiaries' and affiliate's success in anticipating and managing the foregoing risks.

The reader is cautioned that the foregoing list of factors is not exhaustive of the factors that may affect any of the Corporation's or its subsidiaries' and affiliate's forward-looking statements. The reader is also cautioned to consider these and other factors carefully and not to put undue reliance on forward-looking statements.

Other than as specifically required by law, the Corporation undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events, whether as a result of new information, future events or results otherwise.

Additional information about the risks and uncertainties of the Corporation's business is provided in its disclosure materials, including its most recent Annual Information Form, filed with the securities regulatory authorities in Canada, available at www.sedar.com.

ALL TABULAR AMOUNTS ARE IN MILLIONS OF CANADIAN DOLLARS UNLESS OTHERWISE NOTED.

DISCLOSURE CONTROLS AND PROCEDURES

Based on their evaluations as of December 31, 2005, the Chief Executive Officer and the Chief Financial Officer have concluded that the Corporation's disclosure controls and procedures are effective at the reasonable assurance level in ensuring that information relating to the Corporation which is required to be disclosed in reports filed under provincial and territorial securities legislation (a) is recorded, processed, summarized and reported within the time periods specified in the provincial and territorial securities legislation, and (b) is accumulated and communicated to the Corporation's senior management, including the Chief Executive Officer and the Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

OVERVIEW

Power Financial is a holding company with substantial interests in the financial services industry through its controlling interests in Great-West Lifeco Inc. (Lifeco) and IGM Financial Inc. (IGM). Power Financial also holds an interest in Pargesa Holding S.A. (Pargesa) together with the Frère group of Belgium.

Parts C and D of this MD&A concerning Lifeco and IGM consist of their respective MD&A and financial statements, as prepared and disclosed in the 2005 annual reports released by these companies.

These annual reports are available from the Secretary of Lifeco or IGM, respectively. They are also available either directly from SEDAR (www.sedar.com) or from the Web sites of Lifeco (www.greatwestlifeco.com) or IGM (www.igmfinancial.com), respectively.

Pargesa usually publishes its annual report in April. The report will be available on Pargesa's Web site (www.pargesa.ch).

LIFECO

Lifeco has operations in Canada, the United States and Europe through its subsidiaries The Great-West Life Assurance Company (Great-West), London Life Insurance Company (London Life), The Canada Life Assurance Company (Canada Life), and Great-West Life & Annuity Insurance Company (GWL&A).

In Canada, Great-West and its operating subsidiaries, London Life and Canada Life, offer a broad portfolio of financial and benefit plan solutions for individuals, families, businesses and organizations, through a network of Freedom 55 Financial and Great-West financial security advisers, and through a multi-channel network of brokers, advisers and financial institutions.

In Europe, Canada Life is broadly organized along geographically defined market segments and offers protection and wealth management products and reinsurance. The Europe segment is comprised of two distinct business units: Insurance & Annuities, which consists of operations in the United Kingdom, Isle of Man, Republic of Ireland and Germany; and Reinsurance, which operates primarily in the United States, Barbados and Ireland. Reinsurance products are provided through Canada Life, London Reinsurance Group Inc. (LRG) and their subsidiaries.

In the United States, GWL&A is a leader in providing self-funded employee health plans for businesses and in meeting the retirement income needs of employees in the public/non-profit and corporate sectors. It serves its customers nationwide through a range of health care and financial products and services marketed through brokers, consultants and group representatives, and through partnerships with other financial institutions.

On September 24, 2004, the shareholders of Lifeco approved a subdivision of the common shares of Lifeco on a two-for-one basis. The subdivision was effective October 6, 2004. Per share figures related to Lifeco for periods prior to the effective date of subdivision have been adjusted to reflect the effect of the subdivision.

At the end of December 2005, Power Financial and IGM held 70.6% and 4.2%, respectively, of Lifeco's common shares, representing approximately 65% of the voting rights attached to all outstanding Lifeco voting shares.

IGM

IGM is one of Canada's premier personal financial services companies and Canada's largest manager and distributor of mutual funds and other managed asset products. Its activities are carried out principally through its operating subsidiaries, Investors Group Inc. (Investors Group), Mackenzie Financial Corporation (Mackenzie), and Investment Planning Counsel Inc. (Investment Planning Counsel), which offer their own distinctive products and services through separate advice channels encompassing, at December 31, 2005, over 34,000 consultants and independent financial advisers.

Investors Group, through a network of more than 3,600 consultants nationwide (at December 31, 2005), offers comprehensive financial planning advice and services to its clients, including investment, retirement, estate and tax planning. Investors Group offers investment management, securities, insurance, banking and mortgage products to its clients through integrated financial planning.

Mackenzie is a multi-faceted investment management and financial services company, which was founded in 1967. Mackenzie provides investment advisory and related services through relationships with more than 30,000 independent financial advisers across Canada. Mackenzie also provides management services to institutional accounts and provides trust and administrative services.

Investment Planning Counsel is an integrated financial service company focused on providing Canadians with high-quality financial products, services, and advice, while helping them achieve their financial objectives. Investment Planning Counsel is a leading choice for independent financial planners dedicated to delivering quality, client-focused advice. Investment Planning Counsel is the fifth largest independent distributor of financial products, services and advice in Canada.

At the end of December 2005, Power Financial and Great-West held 55.9% and 3.5%, respectively, of IGM's common shares.

PARGESA

Power Financial Europe B.V., a wholly owned subsidiary of Power Financial, and the Frère group each hold a 50% interest in Parjointco N.V. (Parjointco), which at the end of December 2005 held a 54.1% equity interest in Pargesa, representing 61.4% of the voting rights of that company.

The Pargesa group has substantial holdings in major companies based in Europe. As of December 31, 2005, its portfolio was composed of interests in various sectors including media and entertainment through Bertelsmann AG (Bertelsmann); oil, gas and chemical through Total S.A. (Total); energy, water and waste services throug Suez; specialty minerals through Imerys; and cement and buildin materials through Lafarge, in which the Pargesa group made its firs investments during the second part of 2005. These investments are hel by Pargesa directly or through its affiliated Belgium holding compan Groupe Bruxelles Lambert (GBL).

In January 2006, GBL announced that in accordance with its share holder agreement with the Mohn family (the controlling shareholde of Bertelsmann), GBL's Board of Directors had decided that it woul pursue the possible exercise of its right to require the public listin of shares of Bertelsmann, if the market conditions are favourable, a from the end of May 2006.

OUTSTANDING NUMBER OF COMMON SHARES

As of the date of this MD&A, there were 704,813,680 common shares of the Corporation outstanding, unchanged from December 31, 2005 and December 31, 2004.

A subdivision of the common shares of Power Financial on a twc for-one basis became effective on July 23, 2004. As a result per shar figures related to periods prior to the effective subdivision date hav been adjusted accordingly.

BASIS OF PRESENTATION AND SUMMARY OF ACCOUNTING POLICIES

The Consolidated Financial Statements of the Corporation, which is the basis of information presented in this MD&A, have been prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP) and are presented in Canadian dollars. (Please refe to Note 1 of the Consolidated Financial Statements.)

INCLUSION OF PARGESA'S RESULTS

The investment in Pargesa is accounted for by Power Financial under the equity method. As described above, the Pargesa portfolio consists primarily of investments in Imerys, Bertelsmann, Total, Suez and Lafarge, which are held by Pargesa directly or through GBL. In its statement of earnings, GBL only accounts for the dividends received from Total and Suez (Lafarge did not contribute to earnings in 2005 as the investments were made by GBL after the annual dividend was paid).

For the periods ending on or before September 30, 2005, Pargesa, GBL, Imerys and Bertelsmann were subject to disclosure and accounting standards which varied according to their jurisdiction and applicable law. Financial statements of GBL, Bertelsmann, and, starting in the first quarter of 2005, Imerys, were prepared in accordance with International Financial Reporting Standards (IFRS), while Pargesa's financial statements were prepared in accordance with Swiss generally accepted accounting principles. Therefore, in preparing its financial statements for the corresponding periods, Power Financial used accounting information received from Pargesa, which was intende to be the same in all material respects as that which would hav been produced under IFRS standards. This information was furthe adjusted by Power Financial including, in particular, the eliminatio of the effect of amortization of goodwill from Pargesa's results, in orde to conform to Canadian GAAP. As previously announced, Parges adopted IFRS at the end of 2005 and, as a result, reported its full-yea 2005 financial statements under IFRS and restated its 2004 financi statements accordingly. As a result of adopting IFRS, Pargesa no longe amortizes goodwill.

The contribution to Power Financial's earnings is based on th economic (flow-through) presentation of results used by Parges Pursuant to this presentation, "operating income" and "non-operatin income" are presented separately by Pargesa. Power Financial's share non-operating income of Pargesa, after adjustments or reclassificatior if necessary, is included as part of Other income in the Corporation financial statements.

RESULTS OF POWER FINANCIAL CORPORATION

This section is an overview of the results of Power Financial. Consistent with past practice, the contributions from Lifeco and IGM, which represent most of the earnings of Power Financial, are accounted for using the equity method in order to facilitate the discussion and analysis. This presentation has no impact on Power Financial's ne earnings and is intended to assist readers in their analysis of the resul of the Corporation. See also Note 25 to Power Financial's Consolidate Financial Statements.

PRESENTATION OF RESULTS — NON-GAAP FINANCIAL MEASURES

In analysing the financial results of the Corporation and consistent with the presentation in previous years, net earnings are subdivided into the following components:

› operating earnings; and

› other sources of earnings, including what is referred to in this section as "other income".

Management has used these performance measures for many years in its presentation and analysis of the financial performance of Power Financial, and believes that they provide additional meaningful information to readers in their analysis of the results of the Corporation.

"Operating earnings" excludes the after-tax impact of any item that management considers to be of a non-recurring nature or that could make the period-over-period comparison of results from operations less meaningful. The contribution to operating earnings from Lifeco and IGM is based on adjusted earnings (which is a non-GAAP operating measure) as presented by these companies.

Operating earnings and operating earnings per share are non-GAAP financial measures that do not have a standard meaning and may not be comparable to similar measures used by other entities. Management has provided below a reconciliation of these non-GAAP financial measures to the GAAP measures presented in the Consolidated Financial Statements (see "Reconciliation with Financial Statements").

CONDENSED SUPPLEMENTARY STATEMENTS OF EARNINGS

Following amendment of the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3860, Financial Instruments — Disclosure and Presentation, which became effective for fiscal years beginning on or after November 1, 2004, "soft-retractable" preferred shares which were previously classified in Shareholders' equity, are now classified as Liabilities on the Consolidated Balance Sheets, and dividends related to such securities must be classified as financing charges on the Statements of Earnings. This new requirement affects the soft-retractable preferred shares Series C and J issued by Power Financial. However, this change has no impact on the calculation of basic earnings per share or net income attributable to common shareholders. Comparative figures for 2004 have been restated accordingly.

EARNINGS SUMMARY — CONDENSED SUPPLEMENTARY STATEMENTS OF EARNINGS

	TWELVE MONTHS ENDED DECEMBER 31 2005		2004		THREE MONTHS ENDED DECEMBER 31 2005		2004	
	TOTAL[1]	PER SHARE	TOTAL[1]	PER SHARE	TOTAL[1]	PER SHARE	TOTAL[1]	PER SHARE
Contribution from subsidiaries and affiliate to operating earnings	**1,774**		1,619		**469**		427	
Results from corporate activities	**(65)**		(66)		**(15)**		(17)	
Sub-total	**1,709**		1,553		**454**		410	
Dividends on preferred shares, Series C and J	**(15)**		(15)		**(4)**		(4)	
Operating earnings	**1,694**	**2.33**	1,538	2.11	**450**	**0.61**	406	0.56
Other income [charges]	**(2)**	**–**	5	0.01			(6)	(0.01)
Share of specific charge recorded by Lifeco	**(31)**	**(0.05)**			**(9)**	**(0.01)**		
Net earnings	**1,661**	**2.28**	1,543	2.12	**441**	**0.60**	400	0.55

[1] Before dividends on perpetual preferred shares issued by the Corporation, which amounted to $17 million and $13 million in the fourth quarters of 2005 and 2004, respectively, and to $55 million and $51 million in the twelve-month periods ended December 31, 2005 and 2004, respectively.

OPERATING EARNINGS

Operating earnings of Power Financial were $1,694 million or $2.33 per share in 2005, compared with $1,538 million or $2.11 per share in 2004. This represents a 10.1% increase on a per share basis.

For the three-month period ended December 31, 2005, operating earnings were $450 million, or $0.61 per share, compared with $406 million or $0.56 per share in the fourth quarter of 2004, which represents an increase of 10.1% on a per share basis.

SHARE OF OPERATING EARNINGS FROM SUBSIDIARIES AND AFFILIATE

Power Financial's share of operating earnings from its subsidiaries and affiliate increased by 9.6% in 2005, from $1,619 million in 2004 to $1,774 million in 2005. On a quarter-over-quarter basis, the increase was 9.8% (from $427 million in 2004 to $469 million in 2005).

Both subsidiaries, as well as Pargesa, reported growth in their adjusted or operating earnings in 2005; however, expressed in Canadian dollars, the contribution from the European affiliate decreased slightly in the twelve-month period compared with 2004 due to the strengthening of the Canadian dollar against the Swiss franc.

Lifeco's contribution to operating earnings increased by $119 million in 2005, to $1,269 million. For the fourth quarter of 2005, the contribution from Lifeco to operating earnings increased by $30 million to $329 million.

Lifeco reported adjusted earnings attributable to common shareholders (before the impact of the charges described below) of $1,802 million or $2.022 per share in 2005, compared with $1,630 million or $1.827 per share in 2004. This represents an 11% increase on a per share basis. For the quarter ended December 31, 2005, adjusted earnings attributable to common shareholders were $469 million or $0.526 per share, compared with $423 million or $0.475 per share in 2004, an increase of 11% on a per share basis.

Lifeco's adjusted earnings exclude the after-tax impact of the following charges:

[i] restructuring costs related to the acquisition of Canada Life, which amounted to $17 million after tax ($0.019 per share) in the twelve-month and nil in the three-month periods ended December 31, 2005, respectively. Corresponding figures in 2004 were $30 million ($0.033 per share) and $14 million ($0.016 per share), respectively; and

[ii] a reinsurance provision of $43 million after tax ($0.048 per Lifeco share) and $13 million ($0.014 per share), for the twelve-month and three-month periods ended December 31, 2005, respectively, for expected losses arising from hurricane damage in 2005.

Including the impact of these charges, Lifeco's net earnings were $1,742 million ($1.955 per share) in 2005, compared with $1,600 million ($1.794 per share) in 2004. For the quarter ended December 31, net earnings including charges were $456 million ($0.512 per share) in 2005, and $409 million ($0.459 per share) in 2004.

The contribution from IGM to Power Financial's operating earnings was $384 million for the twelve-month period of 2005, an increase of $41 million over the same period in 2004. For the three-month periods ended December 31, the contribution was $101 million in 2005, an increase of $11 million over the same period in 2004. The figures for 2004 exclude the impact of items noted below (Power Financial's share of such item was included in Other income).

IGM reported earnings attributable to common shareholders of $682.4 million or $2.56 per share on a diluted basis, and $177.2 million or $0.66 per share, for the twelve-month and three-month periods ended December 31, 2005, respectively. Adjusted earnings in 2004, excluding items mentioned below, were $615.6 million or $2.31 per share for the twelve-month period, and $161.3 million or $0.61 per share for the quarter. On a per share basis, this represents increases of 10.8% and 8.2%, respectively.

IGM's adjusted earnings in 2004 figures presented above exclude a charge to earnings recorded in the fourth quarter of $19.2 million after tax for unitholder compensation. Including the impact of this charge, net earnings in 2004 were $596.4 million or $2.24 per share, and $142.1 million or $0.53 per share for the twelve month-period and three-month periods ended December 31, 2004, respectively.

The contribution from Parjointco to Power Financial's operating earnings was $121 million in 2005, compared with $126 million in 2004. For the three-month periods ended December 31, the contribution was $39 million in 2005, compared with $38 million in 2004.

The decrease in the contribution from Parjointco in 2005 is primarily due to the strengthening of the Canadian dollar against the Swiss franc. Pargesa, which now reports under IFRS, reported operating earnings of SF509 million in 2005 compared with SF476 million in 2004 despite lower dividend income compared with the previous year. The contribution from Suez and Total to Pargesa's operating earnings is comprised of its share of the dividends received from these companies. Dividends from Suez are received once a year, during the second quarter. Total, which formerly paid its annual dividend during the second quarter, changed its distribution policy in the fall of 2004 and now pays its dividend in two instalments: an interim dividend is paid in the fourth quarter of the current fiscal year, and the balance is paid in the second quarter of the following year. As a result, the dividend paid in the second quarter of 2005 (Pargesa's share — SF55 million before withholding tax) represents the final payment of the dividend related to fiscal 2004, while in 2004 the dividend paid in the second quarter (Pargesa's share — SF86 million before withholding tax) represented the full dividend related to fiscal 2003. It is not expected that the situation will reoccur in following years. In addition, although GBL received from Bertelsmann in 2005, as well as in 2004, a cash dividend of €120 million from an accounting point of view, Pargesa's consolidated earnings include only a portion of this dividend. This portion represented for Pargesa SF30 million in 2005, compared with SF50 million in 2004.

More details on the results of Lifeco, IGM and Pargesa can be found further in this MD&A.

RESULTS FROM CORPORATE ACTIVITIES

Results from corporate activities, before dividends on preferred shares Series C and J, were charges of $65 million and $15 million for the twelve-month and three-month periods ended December 31, 2005 respectively. Corresponding figures in 2004 were charges of $66 million and $17 million, respectively.

Increases in operating expenses in 2005 have been offset by higher income from investment.

Dividends on preferred shares, Series C and J, which are now classified as financing charges, amounted to $15 million and $4 million respectively, in the twelve-month and three-month periods ending December 31, 2005 and 2004.

OTHER INCOME [CHARGES]

Other income in 2005 was a charge of $2 million, compared with $5 million or $0.01 per share in 2004. For the fourth quarter, Other income was nil in 2005, compared with a charge of $6 million or $0.01 per share in 2004.

Other income in 2005 includes Power Financial's share of restructuring costs recorded by Lifeco, as well as its share of non-operating earnings related to Pargesa. Please refer to the respective Parts on Lifeco and Pargesa in this MD&A for more information on these items.

Other income in 2004 included, in addition to the share of Lifeco restructuring costs and non-operating earnings of Pargesa, a dilution gain of $9 million recorded in the second quarter of 2004 as a result of the issuance by IGM of common shares to third parties in connection with the Investment Planning Counsel acquisition, as well as Power Financial's share of a $19.2 million after-tax charge recorded in the fourth quarter by IGM.

SHARE OF SPECIFIC CHARGE RECORDED BY LIFECO

As noted above, Lifeco recorded a reinsurance provision of $43 million after tax ($0.048 per Lifeco share) and $13 million ($0.014 per share), for the twelve-month and three-month periods ended December 31, 2005, respectively, for expected losses arising from hurricane damage in 2005.

The Corporation's share of this provision was $31 million or $0.05 per share, and $9 million or $0.01 per share, respectively, for the twelve-month and three-month periods ended December 31, 2005.

NET EARNINGS

Net earnings, after taking into account Other income and the share of the specific charge recorded by Lifeco, were $1,661 million or $2.28 per share in 2005, compared with $1,543 million or $2.12 per share in 2004.

For the fourth quarter ended December 31, net earnings were $441 million or $0.60 per share in 2005, compared with $400 million or $0.55 per share in 2004.

RECONCILIATION WITH FINANCIAL STATEMENTS

The following tables show a reconciliation of the non-GAAP financial measures discussed above with the financial statements of Power Financial.

RECONCILIATION WITH FINANCIAL STATEMENTS

TWELVE MONTHS ENDED DECEMBER 31			2005			2004
	OPERATING EARNINGS	OTHER ITEMS, NET	AS PER FINANCIAL STATEMENTS	OPERATING EARNINGS	OTHER ITEMS, NET	AS PER FINANCIAL STATEMENTS
Earnings before share of earnings of affiliate, other income, income taxes and non-controlling interests[1] [2]	3,388	(53)	3,335	3,102		3,102
Share of earnings of affiliate	121		121	126		126
Earnings before other income, income taxes and non-controlling interests	3,509	(53)	3,456	3,228		3,228
Other income [charges]		(11)	(11)		(35)	(35)
Earnings before income taxes and non-controlling interests	3,509	(64)	3,445	3,228	(35)	3,193
Income taxes	904	(10)	894	856	(24)	832
Non-controlling interests[1]	911	(21)	890	834	(16)	818
Net earnings	1,694	(33)	1,661	1,538	5	1,543
Per share	2.33	(0.05)	2.28	2.11	0.01	2.12

THREE MONTHS ENDED DECEMBER 31			2005			2004
	OPERATING EARNINGS	OTHER ITEMS, NET	AS PER FINANCIAL STATEMENTS	OPERATING EARNINGS	OTHER ITEMS, NET	AS PER FINANCIAL STATEMENTS
Earnings before share of earnings of affiliate, other income, income taxes and non-controlling interests[1] [2]	894	(20)	874	875		875
Share of earnings of affiliate	39		39	38		38
Earnings before other income, income taxes and non-controlling interests	933	(20)	913	913		913
Other income [charges]					(31)	(31)
Earnings before income taxes and non-controlling interests	933	(20)	913	913	(31)	882
Income taxes	241	(2)	239	236	(14)	222
Non-controlling interests[1]	242	(9)	233	271	(11)	260
Net earnings	450	(9)	441	406	(6)	400
Per share	0.61	(0.01)	0.60	0.56	(0.01)	0.55

[1] 2004 figures have been restated to conform to new CICA Handbook Section 3860 such that Earnings before share of earnings of affiliate, other income, income taxes and non-controlling interests includes dividends on soft-retractable preferred shares issued by the Corporation, as well as dividends on soft-retractable preferred shares and remuneration on capital trust units issued by subsidiaries.

[2] Other items represents the specific charge recorded by Lifeco for expected losses arising from hurricane damage in 2005.

FINANCIAL POSITION, LIQUIDITY AND CAPITAL RESOURCES

CONDENSED SUPPLEMENTARY BALANCE SHEET

DECEMBER 31	2005	2004	2005	2004
	CONSOLIDATED BASIS			EQUITY BASIS[1]
Assets				
Cash and cash equivalents	**4,642**	3,623	**613**	286
Investments at equity	**1,501**	1,647	**9,807**	9,370
Other investments	**86,836**	81,443	**-**	5
Other assets	**17,917**	17,466	**73**	83
Total	**110,896**	104,179	**10,493**	9,744
Liabilities				
Policy liabilities				
Actuarial liabilities	**71,263**	65,822		
Other	**3,787**	4,273		
Other liabilities	**14,483**	13,887	**395**	360
Preferred shares of the Corporation	**300**	300	**300**	300
Preferred shares of subsidiaries	**1,356**	1,366		
Capital trust securities and debentures	**648**	651		
Debentures and other borrowings	**3,377**	3,554	**400**	400
	95,214	89,853	**1,095**	1,060
Non-controlling interests	**6,284**	5,642		
Shareholders' equity				
Perpetual preferred shares	**1,200**	950	**1,200**	950
Common shareholders' equity	**8,198**	7,734	**8,198**	7,734
Total	**110,896**	104,179	**10,493**	9,744
Consolidated assets and assets under administration	**280,170**	256,485		

[1] Condensed supplementary balance sheet of the Corporation with Lifeco and IGM accounted for using the equity method.

CONSOLIDATED BASIS

The consolidated balance sheets includes Lifeco's and IGM's assets and liabilities. Please refer to the respective Parts of the MD&A relating to these subsidiaries, which include a presentation of their balance sheet.

Total assets increased to $110,896 million at December 31, 2005, from $104,179 million at December 31, 2004. The increase reflects in particular the acquisition by Lifeco of approximately $4.4 billion of payout annuity business from Phoenix and London Assurance Company Limited, as described in Part C of this MD&A related to Lifeco. This transaction also resulted in a corresponding increase in policy liabilities.

As previously disclosed in interim MD&As of the Corporation in 2005, capital trust units and soft-retractable preferred shares issued by the subsidiaries, which were previously presented as non-controlling interests, as well as preferred shares Series C and J issued by Power Financial, which are soft-retractable and were previously included in Shareholders' equity, are now included in Liabilities. This results from new CICA Handbook Section 3860, Financial Instruments — Disclosure and Presentation, which became effective for fiscal years beginning on or after November 1, 2004, and CICA Handbook Accounting Guideline 15 (AcG-15) on Consolidation of Variable Interest Entities which also became effective for fiscal years beginning on or afte November 1, 2004. Figures at December 31, 2004 have been restated or reclassified accordingly. The value of trust debentures and soft retractable preferred shares issued by subsidiaries amounted to $648 million and $1,356 million, respectively, at December 31, 200 (December 31, 2004 — $651 million and $1,366 million). The valu of preferred shares, Series C and J, issued by Power Financial i $300 million, unchanged from the end of 2004.

The increase in non-controlling interests includes in particular th impact of the issuance, in 2005, of $300 million of perpetual preferred shares by Lifeco.

The increase in perpetual preferred shares in 2005 reflects the issuance b the Corporation in October 2005 of $250 million Series K preferred shares

Assets under administration include segregated funds of Lifeco and IGM's mutual fund assets at market values. The market value of Lifeco' segregated funds was $75 billion at the end of 2005, compared wit $69 billion a year earlier. IGM's mutual fund assets at market value including those of Mackenzie and IPC, were $94 billion at the end c 2005, compared with $83 billion at the end of 2004.

EQUITY BASIS

Under the equity basis presentation, Lifeco and IGM are accounted for using the equity method. This presentation has no impact on Power Financial's shareholders' equity, but is intended to assist readers in isolating the contribution of Power Financial, as the parent company, to consolidated assets and liabilities.

Cash and cash equivalents held by Power Financial amounted to $613 million at the end of 2005, compared with $286 million at the end of 2004. The increase reflects in particular the impact of the issuance, in October 2005, of perpetual preferred shares, Series K, for gross proceeds of $250 million. Cash balance at the end of 2005 does not include, however, the impact of the repayment by Power Financial of $150 million principal amount of 7.65% debentures which matured on January 5, 2006.

In managing its own cash and cash equivalents, Power Financial may hold cash balances, invest in short-term paper or equivalents, or in deposits denominated in foreign currencies and thus be exposed to fluctuations in exchange rates. In order to protect against such fluctuations, Power Financial from time to time enters into currency-hedging transactions with highly rated financial institutions. At December 31, 2005, 99% of the $613 million of cash and cash equivalents were denominated in Canadian dollars or in foreign currencies combined with currency hedges.

Investments at equity, which represent the carrying value of Power Financial's investments in Lifeco, IGM and Parjointco, increased by $437 million in 2005 to $9,807 million, compared with $9,370 million at the end of 2004. This increase is mainly due to:

- Power Financial's share of net earnings from its subsidiaries and affiliate, net of dividends received, for a net amount of $987 million; and
- a net (negative) $552 million variation in foreign currency translation adjustments, related principally to the Corporation's indirect investment in Lifeco's foreign operations and Pargesa.

Debentures issued by the Corporation amounted to $400 million at year-end 2005, unchanged from 2004. This includes the $250 million 6.90% debentures due March 11, 2033 and the $150 million 7.65% debentures which were repaid on January 5, 2006. As previously disclosed, at the time of the issuance of these debentures, Power Financial entered into a cross-currency swap, thus economically converting them into SF127.5 million 4.43% debentures. The cross-currency swap was unwound in October 2005 and Power Financial received a net cash settlement of $34 million.

For a discussion of Shareholders' equity, please refer to the specific section below in this MD&A.

CASH FLOWS

CONSOLIDATED CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31	2005	2004
Cash flow from operating activities	**4,528**	3,403
Cash flow from financing activities	**(694)**	(1,468)
Cash flow from investing activities	**(2,529)**	(1,911)
Effect of changes in exchange rates on cash and cash equivalents	**(286)**	(47)
[Decrease] increase in cash and cash equivalents	**1,019**	(23)
Cash and cash equivalents, beginning of year	**3,623**	3,646
Cash and cash equivalents, end of year	**4,642**	3,623

On a consolidated basis, cash and cash equivalents increased by $1,019 million in 2005, compared with a decrease of $23 million in 2004.

Operating activities produced a net inflow of $4,528 million in 2005, compared with a net inflow of $3,403 million in 2004.

- In 2005, Lifeco's cash flow provided by operations increased $949 million to $3,951 million. This increase in cash flow from operations is mainly due to an overall increase in the level of business activity, together with the impact of reinsurance activities which had the effect of reducing cash flows from operations in 2004 and increasing cash flows from operations in 2005. In 2005, the $3,951 million of operating cash flows were used by Lifeco to acquire $2,485 million of additional investment assets supporting Lifeco's policy liabilities.
- Operating activities of IGM, before payment of commissions, generated $942 million in 2005, as compared to $770 million in 2004. Cash commissions paid were $337 million in 2005 compared with $306 million in 2004 and reflect the increase in mutual fund sales over 2004 levels.

Cash flows from financing activities, which include dividends paid on common and preferred shares, resulted in a net outflow of $694 million in 2005, compared with a net outflow of $1,468 million in 2004.

Financing activities during the year ended December 31, 2005 compared to the same period in 2004 related primarily to:

- Dividends paid on a consolidated basis in 2005 of $996 million compared with $825 million in 2004.

- The issuance by Power Financial of $250 million of perpetual preferred shares. Lifeco also issued preferred shares of $300 million in 2005 as well as in 2004.
- During the year, long-term debt of $150 million was repaid by subsidiaries, compared with $858 million in 2004.
- During the year, subsidiaries of the Corporation repurchased for cancellation common shares in the amount of $80 million, compared with $156 million in 2004.

Cash flow from investing activities resulted in a net outflow of $2,529 million in 2005, compared with a net outflow of $1,911 million in 2004. Most of this investing activity is related to Lifeco's acquisition of investment assets to support policy liabilities, as mentioned above.

Consolidated cash flows include in particular Lifeco's and IGM's operations. Cash flows from activities of these subsidiaries are described in more detail in Parts C and D of this MD&A related to Lifeco and IGM, respectively.

CORPORATE CASH FLOWS

Power Financial is a holding company. As such, corporate cash flows from operations, before payment of dividends, are principally made up of dividends received from its subsidiaries and affiliate and income from investments, less operating expenses, financing charges and taxes. The ability of Lifeco and IGM, which are also holding companie to meet their obligations generally and pay dividends depends i particular upon receipt of sufficient funds from their subsidiaries. Th payment of interest and dividends by Lifeco's principal subsidiaries i subject to restrictions set out in relevant insurance and corporate law and regulations, which require that solvency and capital standards b maintained. As well, the capitalization of Lifeco's principal subsidiarie take into account the views expressed by the various credit ratin agencies that provide financial strength and other ratings to thos companies. The payment of dividends by IGM's principal subsidiaries subject to corporate laws and regulations which require that solvenc standards be maintained. In addition, certain subsidiaries of IG must also comply with capital or liquidity requirements establishe by regulatory authorities.

Dividends paid by Lifeco and IGM in 2005 on their common shar amounted to $0.810 and $1.335 per share in aggregate, respectivel compared with $0.685 and $1.150 per share, respectively, in 2004.

Pargesa pays its dividend annually. The dividend paid in May 20 amounted to SF2.00 per bearer share, compared with SF1.84 in 200 Both figures are after the effect of the fifty-for-one subdivision Pargesa's shares, which became effective July 1, 2005.

FOR THE YEARS ENDED DECEMBER 31 [per share]	2005		2004
	CURRENT ANNUALIZED DIVIDEND[1]	DIVIDEND	DIVIDEND
Great-West Lifeco Inc. [C$][2]	**0.895**	**0.810**	0.685
IGM Financial Inc. [C$]	**1.4375**	**1.335**	1.150
Pargesa Holding S.A. — bearer share [SF][3]	**2.15**	**2.00**	1.84

[1] Lifeco and IGM: based on quarterly dividends declared in February 2006. Pargesa dividend to be approved at its May 2006 Annual General Meeting.

[2] *Dividends for 2004 have been adjusted to give effect to the two-for-one subdivision of Lifeco's shares.*

[3] Adjusted to give effect to the fifty-for-one subdivision of Pargesa's shares.

In 2005, dividends declared on Power Financial's common shares were $0.870 per share, compared with $0.730 in 2004 (these figures are on a post-subdivision basis). This represents an increase of 19% a per share basis.

SHAREHOLDERS' EQUITY

Common shareholders' equity was $8,198 million at December 31, 2005, compared with $7,734 million at the end of 2004. The increase of $464 million is mainly due to:

- a $982 million increase in retained earnings; and
- a net $535 million negative variation in foreign currency translation adjustments, relating primarily to the Corporation's indirect investments in Lifeco's foreign operations and Pargesa, as explained above.

No common shares were issued in 2005 pursuant to the Employee Stock Option Plan, compared with 7,980,000 common shares issued in 2004 which resulted in an increase in stated capital of $37 million.

Book value per share of the Corporation was $11.63 at the end of 20 compared with $10.97 at the end of 2004.

The Corporation had seven series of perpetual preferred shar outstanding at the end of 2005, with a stated value of $1,200 millic compared with six series for a stated value of $950 million the e of 2004. On October 7, 2005, the Corporation completed the issuan of 10,000,000 non-cumulative First Preferred Shares, Series K, carryi a 4.95% annual dividend, for gross proceeds of $250 million. The Serie First Preferred Shares are redeemable in whole or in part at the opti of the Corporation on or after October 31, 2010.

RATINGS OF THE CORPORATION

As at December 31, 2005, ratings of certain of the Corporation's securities were as follows:

	DOMINION BOND RATING SERVICE	STANDARD & POOR'S RATINGS SERVICES[1]
Senior debentures	A [high]	A+
Preferred shares		
cumulative	Pfd 2 [high]	Canadian scale P1 [low] Global scale A–
non-cumulative	Pfd 2 [high] n	Canadian scale P1 [low] Global scale A–

[1] On September 27, 2005, Standard & Poor's Ratings Services affirmed the ratings of the Corporation and at the same time the outlook has been revised to Stable from Negative.

CHANGES IN ACCOUNTING POLICIES

CONSOLIDATION OF VARIABLE INTEREST ENTITIES › Effective January 1, 2005, the Corporation adopted CICA Handbook Accounting Guideline 15 (AcG-15). As a result, Lifeco no longer consolidates Great-West Life Capital Trust and Canada Life Capital Trust but recognizes the related debentures on the consolidated balance sheet (refer to Note 12 to the Consolidated Financial Statements). This change in accounting policy had no impact on net earnings available to common shareholders or basic earnings per common share.

FINANCIAL INSTRUMENTS — DISCLOSURE AND PRESENTATION › Effective for fiscal years beginning on or after November 1, 2004, CICA 3860, Financial Instruments — Disclosure and Presentation was amended to require obligations that an entity must or can settle by issuing a variable number of the issuer's own equity instruments to be presented as liabilities rather than equity. On January 1, 2005, the Corporation adopted the amended standard retroactively with restatement of prior periods. Some of the Corporation's ($300 million) and subsidiaries' ($1,366 million) preferred shares were reclassified accordingly and the related preferred dividends were reclassified to financing charges in the Consolidated Statements of Earnings. The change does not have any impact on earnings per share or net earnings available to common shareholders since preferred share dividends were previously deducted from net earnings in determining net earnings available to common shareholders.

INVESTMENT COMPANIES › In January 2004, the CICA issued Accounting Guideline No. 18 — Investment Companies, which became effective January 1, 2005. Under this Guideline, investment companies are required to account for all their investments at fair value, including investments that would otherwise be consolidated or accounted for using the equity method. The Guideline sets out the criteria for determining whether a company is an investment company and also provides guidance on the circumstances in which the parent company of, or equity method investor in, an investment company should account for the investment company's investments at fair value. The adoption of the new Guideline did not have a material impact on the Consolidated Financial Statements of the Corporation.

SUMMARY OF CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with Canadian GAAP requires management of the Corporation, as well as management of the subsidiaries, to adopt accounting policies and to make estimates and assumptions that affect amounts reported in the Consolidated Financial Statements. A summary of major critical accounting policies and related judgments underlying the Consolidated Financial Statements is presented below. In applying these policies, management of the Corporation and management of the subsidiaries make subjective and complex judgments that frequently require estimates about matters that are inherently uncertain. Many of these policies are common in the insurance, the mutual fund and other financial services industries; others are specific to the Corporation's and its subsidiaries' businesses and operations.

The Corporation's general accounting policies are described in detail in Note 1 to the Consolidated Financial Statements. Accounting estimates are used in particular with respect to the following items:

ACTUARIAL LIABILITIES › Actuarial liabilities represent the amounts required, in addition to future premiums and investment income, to provide for future benefit payments, policyholder dividends, commission and policy administrative expenses for all insurance and annuity policies in force with Lifeco. The Appointed Actuaries of Lifeco's subsidiary companies are responsible for determining the amount of the actuarial liabilities to make appropriate provision for the obligations of the companies to policyholders. The Appointed Actuaries determine the actuarial liabilities using generally accepted actuarial practices, according to the standards established by the Canadian Institute of Actuaries. The valuation uses the Canadian Asset Liability Method. This method involves the projection of future events in order to determine the amount of assets that must be set aside currently to provide for all future obligations and involves a significant amount of judgement. In the computation of actuarial liabilities, valuation assumptions have been made regarding rates of mortality/morbidity, investment returns, levels of operating expenses and rates of policy termination. The valuation assumptions use best estimates of future experience together with a margin for misestimation and experience deterioration. These margins have been set in accordance with guidelines established by the Canadian Institute of Actuaries and are necessary to provide reasonable assurance that actuarial liabilities cover a range of possible outcomes. Margins are reviewed periodically for continued appropriateness. Additional details regarding these adjustments and estimations can be found in the Part C of this MD&A related to Lifeco, and Note 10 of the Consolidated Financial Statements.

INCOME TAXES › As for any group conducting its businesses in multiple jurisdictions, the Corporation and its Canadian subsidiaries are subject to a regime of specialized rules prescribed under the Income Tax Act (Canada) for purposes of determining the amount of the companies' income that will be subject to tax in Canada. Accordingly, the determination of the companies' provision for income taxes involves the application of these complex rules in respect of which alternative interpretations may arise. Management of the companies recognize that interpretations they may make in connection with tax filings may ultimately differ from those made by the tax authorities. Tax planning may allow the Corporation to record lower income taxes in the current year and, as well, income taxes recorded in prior years may be adjusted in the current year to reflect management's best estimates of the overall adequacy of the provisions.

Substantial future income tax assets are recognized in the Consolidated Financial Statements of the Corporation. The recognition of future tax assets depends on the assumption that future earnings will be sufficient to realize the deferred benefit. The amount of the future tax asset or liability recorded is based on management's best estimate of the timing of the realization of the assets or liabilities.

If management's interpretation of tax legislation differs from that of local tax authorities or if timing of reversals is not as anticipated, the provision for income taxes could increase or decrease in future periods.

EMPLOYEE FUTURE BENEFITS › Accounting for pension and other post-retirement benefits requires estimates of future returns on plan assets, expected increases in compensation levels, trends in health care costs, as well as the appropriate discount rate for the determination of accrued benefit obligations. These estimates are discussed in Note 19 to the Consolidated Financial Statements.

GOODWILL AND INTANGIBLE ASSETS › The impairment tests on goodwill and intangible assets involve the use of estimates and assumptions appropriate in the circumstances. As at December 31, 2005, goodwill totalled $8,203 million and intangible assets totalled $2,353 million. (See Note 7 to the Consolidated Financial Statements.)

DEFERRED SELLING COMMISSIONS › Commissions paid by IGM on the sale of certain mutual fund products are deferred and amortized over a maximum period of seven years. IGM regularly reviews the carrying value of the deferred selling commissions with respect to any events or circumstances that indicate impairment or that an adjustment to the amortization period is necessary. (Refer to Part D of this MD&A related to IGM.)

FUTURE ACCOUNTING CHANGES

EARNINGS PER SHARE › CICA Handbook Section 3500, Earnings Per Share, is expected to be amended in 2006 to require inclusion of the dilutive effects of convertible securities in the calculation of diluted earnings per share, regardless of the issuer's intention to settle the securities in cash or in common shares. If effective, this new requirement will have the effect of including the dilutive effects of non-perpetual preferred shares in the calculation of diluted earnings per share.

FINANCIAL INSTRUMENTS › Three new standards, which address the recognition and measurement of financial instruments and the application of hedge accounting, will be effective for the Corporation on January 1, 2007:

› Financial Instruments › Recognition and Measurement: This new standard will require all financial assets and liabilities to be carried at fair value in the Consolidated Balance Sheets, except for loans and receivables, and non-trading financial liabilities, which will be carried at amortized cost. Realized and unrealized gains and losses on financial instruments that are held "for trading" will be recorded in the Consolidated Statements of Earnings, while unrealized gains and losses on financial instruments that are held as "available for sale" will be recorded in a Statement of Other Comprehensive Income until realized. All derivatives will be recorded at fair value in the Consolidated Balance Sheets.

› Hedges › With respect to "fair value hedges", change in fair value of the hedging derivative will be offset in the Consolidated Statements of Income against the change in the fair value of the hedged item. With respect to "cash flow hedges", change in fair value of the hedging derivative will be recorded in a Statement of Other Comprehensive Income until the asset or liability being hedged affects the Consolidated Statements of Income, at which time the related change in fair value of the derivative will also be recorded in the Consolidated Statements of Income. Any hedge ineffectiveness will be recorded in the Consolidated Statements of Income.

› Comprehensive Income › Unrealized gains and losses on financial instruments that will be held as "available for sale", changes in the fair value of cash flow hedging instruments, as well as unrealized foreign currency translation amounts, will be recorded in a Statement of Other Comprehensive Income (which will be part of Shareholders' equity) until recognized in the Consolidated Statements of Income.

The Corporation is currently evaluating the impact of these new requirements on the Consolidated Financial Statements.

OFF-BALANCE SHEET ARRANGEMENTS

The following should be read in conjunction with the Notes to the Consolidated Financial Statements.

SECURITIZATIONS

IGM's liquidity management practices include the periodic transfers of mortgages and personal loans to commercial paper conduits that in turn issue securities to investors. IGM retains servicing responsibilities and certain elements of recourse with respect to credit losses on transferred loans. IGM also transfers NHA-insured loans through the issuance of mortgage-backed securities. During the course of 2005, IGM entered into securitization transactions through its mortgage banking operations with proceeds of $251 million (2004 — $207 million), recognizing a net gain of $4 million on these transactions (2004 — $2 million). Securitized loans serviced at December 31, 2005 totalled $559 million, compared with $593 million in 2004. The fair value of IGM's retained interest was $15 million at December 31, 2005 and $20 million in 2004. (See also Note 5 to the Consolidated Financial Statements.)

DERIVATIVE FINANCIAL INSTRUMENTS

In the course of their activities, the Corporation and its subsidiaries use derivative financial instruments. When using such derivatives, they only act as limited end-users and not as market-makers in such derivatives.

The Corporation and its subsidiaries have each established operating policies and processes, which in particular aim at:

› prohibiting the use of derivative instruments for speculative purposes;

› documenting transactions and ensuring their consistency with risk management policies;

› demonstrating the effectiveness of the hedging relationships, and

› monitoring the hedging relationship.

The use of derivatives is monitored and reviewed on a regular basis by senior management of the companies.

As at December 31, 2005, the notional amount of outstanding derivative contracts entered into by the Corporation and its subsidiaries was $8,337 million (2004 — $8,313 million), with a maximum credit risk and total fair value of $744 million and $651 million, respectively, (2004 — $477 million and $291 million, respectively). Maximum credit risk represents the current market value of the instruments which were in a gain position only; fair value represents the net amount at which an instrument could be bought or sold in a current transaction between willing parties.

See the respective Parts of the MD&A relating to Lifeco and IGM, as well as Notes 1 and 22 to the Consolidated Financial Statements for more information on the type of derivative financial instruments used by the Corporation and its subsidiaries, and the related hedging strategies.

There were no major changes to the Corporation's and its subsidiaries' policies and procedures with respect to the use of derivative instruments in 2005.

COMMITMENTS

LETTERS OF CREDIT › In the normal course of its Reinsurance business, Lifeco provides letters of credit (LOC) to other parties or beneficiaries. A beneficiary will typically hold a LOC as collateral in order to secure statutory credit for reserves ceded to or amounts due from Lifeco. A LOC may be drawn upon demand. If an amount is drawn on a LOC by a beneficiary, the bank issuing the LOC will make a payment to the beneficiary for the amount drawn, and Lifeco will become obligated to repay this amount to the bank.

Lifeco, through certain of its operating subsidiaries, has provided LOC to both external and internal parties, which are described in the paragraph "Liquidity Risk (Letters of Credit)" included in Part C of this MD&A. See also Note 24 to the Consolidated Financial Statements.

GUARANTEES › The Corporation has adopted AcG-14, Disclosure of Guarantees, effective January 1, 2003, which identifies disclosure requirements for certain guarantees or groups of similar guarantees, even when the likelihood of the guarantor having to make any payment is remote. In addition, in the normal course of their businesses, the Corporation and its subsidiaries may enter into certain agreements, the nature of which precludes the possibility of making a reasonable estimate of the maximum potential amount the guarantor could be required to pay third parties as some of these agreements do not specify a maximum amount and the amounts are dependent on the outcome of future contingent events, the nature and likelihood of which cannot be determined.

In particular, the syndicated letters of credit provided by Lifeco to external parties (see Note 24 to the Consolidated Financial Statements) meet the definition of guarantees.

CROWN LIFE ACQUISITION AGREEMENT › As part of the 1999 acquisition by CLFC of the majority of Crown Life Insurance Company's (Crown Life) insurance operations, CLFC has the option, or may be obligated, to acquire the common shares of Crown Life and, through assumption reinsurance, the remaining insurance business of Crown Life at any time after January 1, 2004, subject to certain conditions, in which case CLFC would receive assets with a value equal to the liabilities assumed. The purchase price for the shares would be the fair value of the assets backing Crown Life's common shareholders' equity.

TRANSACTIONS WITH RELATED PARTIES

In the normal course of business, Power Financial has access to facilities and properties held by its parent company, Power Corporation of Canada (Power Corporation). Power Financial also shares administrative services and human resources with Power Corporation. Power Financial bears its share of the associated costs.

CONTRACTUAL OBLIGATIONS

The following table provides a summary of future consolidated contractual obligations.

					PAYMENTS DUE BY PERIOD
	TOTAL	LESS THAN 1 YEAR	1–3 YEARS	4–5 YEARS	MORE THAN 5 YEARS
Debentures and other borrowings[1]	3,377	151	2	2	3,222
Operating leases[2]	599	134	221	137	107
Contractual commitments[3]	292	290	2		
Purchase obligations[4]	27	18	9		
Total	4,295	593	234	139	3,329
Letters of credit — See note 5 below					

[1] Please refer to Note 11 to the Consolidated Financial Statements for further information.

[2] Includes office space and certain equipment used in the normal course of business. Lease payments are charged to operations in the period of use.

[3] Represents commitments by Lifeco. These contractual commitments are essentially for investment transactions made in the normal course of operations in accordance with its policies and guidelines that are to be disbursed upon fulfillment of certain contract conditions.

[4] Purchase obligations primarily represent commitments to acquire goods and services, generally related to information services.

[5] Letters of credit are written commitments provided by a bank. The Europe operation of Lifeco is from time to time an applicant for letters of credit provided mainly as collateral under certain reinsurance contracts for on-balance sheet policy liabilities. Please refer to Note 24 of the Consolidated Financial Statements and the paragraph "Liquidity Risk [Letters of Credit]" included in Part C of this MD&A related to Lifeco.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The following table presents the book value and the fair value of on-balance sheet financial instruments (please refer to Note 21 to the Consolidated Financial Statements), as well as the fair value of derivative financial instruments (please refer to Note 22 to the Consolidated Financial Statements).

AS AT DECEMBER 31		2005		2004
	BOOK VALUE	FAIR VALUE	BOOK VALUE	FAIR VALUE
Assets				
Cash and cash equivalents	**4,642**	**4,642**	3,623	3,623
Investments [excluding real estate]	**84,992**	**88,870**	79,794	82,919
Other financial assets	**4,949**	**4,949**	4,426	4,426
Total financial assets	**94,583**	**98,461**	87,843	90,968
Liabilities				
Policy liabilities	**75,050**	**80,320**	70,095	73,568
Deposits and certificates	**693**	**694**	711	717
Debentures and other borrowings	**3,377**	**3,888**	3,554	3,858
Other financial liabilities	**9,755**	**9,755**	9,649	9,649
Total financial liabilities	**88,875**	**94,657**	84,009	87,792
Derivative financial instruments		**651**		291

SELECTED ANNUAL INFORMATION

FOR THE YEARS ENDED DECEMBER 31	2005	2004	2003
Revenues	**26,136**	23,922	15,369
Operating earnings before other items[1]			
in millions of dollars	**1,694**	1,538	1,248
per share — basic[2]	**2.33**	2.11	1.72
Net earnings			
in millions of dollars	**1,661**	1,543	2,010
per share — basic[2]	**2.28**	2.12	2.81
per share — diluted[2]	**2.27**	2.11	2.78
Consolidated assets	**110,896**	104,179	105,436
Consolidated assets and assets under administration[3]	**280,170**	256,485	241,809
Consolidated long-term liabilities			
Debentures and other borrowings	**3,377**	3,554	4,198
Shareholders' equity	**9,398**	8,684	7,837
Book value per share[2]	**11.63**	10.97	9.88
Number of common shares outstanding [millions]	**704.8**	704.8	696.8
Dividends per share [declared]			
Common shares[2]	**0.8700**	0.7300	0.6025
First preferred shares[4]			
Series A	**0.7691**	0.7013	0.8208
Series C	**1.3000**	1.3000	1.3000
Series D	**1.3750**	1.3750	1.3750
Series E	**1.3125**	1.3125	1.3125
Series F	**1.4750**	1.4750	1.4750
Series H	**1.4375**	1.4375	1.2836
Series I[5]	**1.5000**	1.5000	1.3305
Series J[5]	**1.1750**	1.1750	1.0422
Series K[6]	**0.39329**		

[1] Operating earnings and operating earnings per share are non-GAAP financial measures. Please refer to comments previously made in this MD&A.

[2] After giving effect to the two-for-one subdivision which became effective on July 23, 2004.

[3] Assets under administration include segregated funds of Lifeco and IGM's mutual fund assets, at market value. The market value of Lifeco's segregated funds was $75 billion in 2005, $69 billion in 2004 and $62 billion in 2003. IGM's mutual fund assets were $94 billion in 2005, $83 billion in 2004 and $75 billion in 2003.

[4] The Series B First Preferred Shares were redeemed in May 2003.

[5] Issued in March 2003.

[6] Issued in October 2005.

SUMMARY OF QUARTERLY RESULTS

In this table, all per share amounts are presented on a post-subdivision basis.

	2005				2004			
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenues	**7,106**	**5,748**	**6,295**	**6,987**	6,269	5,456	6,398	5,799
Operating earnings[1][2][3][4]	**450**	**414**	**449**	**381**	406	381	413	338
per share — basic	**0.61**	**0.57**	**0.62**	**0.52**	0.56	0.52	0.57	0.46
Other income and share of specific charge recorded by Lifeco[2][3]	**(9)**	**(24)**	**2**	**(2)**	(6)	(4)	18	(3)
per share — basic	**(0.01)**	**(0.03)**	**0.00**	**(0.00)**	(0.01)	(0.00)	0.02	(0.00)
Net earnings	**441**	**390**	**451**	**379**	400	377	431	335
per share — basic	**0.60**	**0.54**	**0.62**	**0.52**	0.55	0.52	0.59	0.46
per share — diluted	**0.60**	**0.53**	**0.62**	**0.52**	0.55	0.52	0.59	0.46

[1] The contribution from Pargesa to operating earnings includes Pargesa's share of the dividends paid by Total and Suez, as well as Pargesa's share of the portion of the dividend received by GBL from Bertelsmann which is considered a preferred dividend [Pargesa's share: SF30 million in 2005 and SF50 million in 2004] and thus recorded as income. These dividends contribute significantly to Pargesa's operating results. Dividends from Suez and Bertelsmann are received once a year, during the second quarter. Total, which also used to pay its annual dividend in one instalment during the second quarter, started in the fall of 2004 to pay its dividend in two instalments. In 2004, Pargesa's contribution to operating earnings of Power Financial includes, in the second quarter of 2004, its share of the annual dividend paid by Total related to 2003, which amounted to €4.70 per share, as well as the first interim dividend, related to fiscal 2004, which amounted to €2.40 per share. In 2005, it includes in the second quarter the final portion [€3.00 per share] of the 2004 dividend while in the fourth quarter of 2005, it includes the first installment [€3.00 per share] of the dividend related to 2005.

[2] Pargesa releases its six-month results only in September and any difference between actual results compared to estimates used by Power Financial when releasing its results for the periods ended June 30 are recorded by Power Financial in the third quarter. The impact of such differences on operating earnings was $3 million [$0.00 per share] and $4 million [$0.01 per share] in the third quarters of 2005 and 2004, respectively. The impact on third quarter non-operating earnings was negative $1 million [$0.00 per share] and negative $1 million [$0.00 per share] in 2005 and 2004, respectively.

[3] For a definition of this non-GAAP financial measure, please refer to Presentation of Results — Non-GAAP Financial Measures earlier in this MD&A.

[4] As explained earlier, dividends on soft-retractable preferred shares are now classified as financing charges in the statement of earnings. Figures for 2004 have been restated accordingly. This change has no effect on income attributable to common shareholders or basic earnings per share.

POWER FINANCIAL CORPORATION

CONSOLIDATED BALANCE SHEETS

AS AT DECEMBER 31 [in millions of dollars]	2005	2004 [restated — Note 1]
ASSETS		
Cash and cash equivalents	**4,642**	3,623
Investments [Note 4]		
Shares	**3,930**	3,284
Bonds	**59,298**	54,960
Mortgages and other loans	**15,118**	15,051
Loans to policyholders	**6,646**	6,499
Real estate	**1,844**	1,649
	86,836	81,443
Funds held by ceding insurers	**2,556**	2,337
Investment in affiliate, at equity [Note 6]	**1,501**	1,647
Goodwill and intangible assets [Note 7]	**10,556**	10,593
Future income taxes [Note 8]	**460**	553
Other assets [Note 9]	**4,345**	3,983
	110,896	104,179
LIABILITIES		
Policy liabilities		
Actuarial liabilities [Note 10]	**71,263**	65,822
Other	**3,787**	4,273
Deposits and certificates	**693**	711
Funds held under reinsurance contracts [Note 17]	**4,325**	4,108
Debentures and other borrowings [Note 11]	**3,377**	3,554
Preferred shares of the Corporation [Note 15]	**300**	300
Preferred shares of subsidiaries [Note 1]	**1,356**	1,366
Capital trust securities and debentures [Note 12]	**648**	651
Future income taxes [Note 8]	**830**	818
Other liabilities [Note 13]	**8,635**	8,250
	95,214	89,853
Non-controlling interests [Note 14]	**6,284**	5,642
SHAREHOLDERS' EQUITY		
Stated capital [Note 15]		
Perpetual preferred shares	**1,200**	950
Common shares	**593**	593
Contributed surplus	**38**	21
Retained earnings	**8,249**	7,267
Foreign currency translation adjustments	**(682)**	(147)
	9,398	8,684
	110,896	104,179

Approved by the Board of Directors



Director



Director

CONSOLIDATED STATEMENTS OF EARNINGS

FOR THE YEARS ENDED DECEMBER 31 [in millions of dollars, except per share amounts]	2005	2004 [restated — Note 1]
REVENUES		
Premium income	**16,048**	14,202
Net investment income	**5,527**	5,509
Fee income	**4,561**	4,211
	26,136	23,922
EXPENSES		
Paid or credited to policyholders and beneficiaries including policyholder dividends and experience refunds	**17,435**	15,490
Commissions	**1,973**	1,880
Operating expenses	**3,063**	3,096
Financing charges [Note 11]	**330**	354
	22,801	20,820
	3,335	3,102
Share of earnings of affiliate [Note 6]	**121**	126
Other income [charges], net [Note 18]	**(11)**	(35)
Earnings before income taxes and non-controlling interests	**3,445**	3,193
Income taxes [Note 8]	**894**	832
Non-controlling interests [Note 14]	**890**	818
Net earnings	**1,661**	1,543
Earnings per common share [Note 20]		
Basic	**2.28**	2.12
Diluted	**2.27**	2.11

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

FOR THE YEARS ENDED DECEMBER 31 [in millions of dollars]	2005	2004 [restated — Note 1]
Retained earnings, beginning of year	**7,267**	6,278
Add		
Net earnings	**1,661**	1,543
Deduct		
Dividends		
Perpetual preferred shares	**55**	51
Common shares	**613**	514
Other, including share issue costs of $6 million in 2005	**11**	(11)
	679	554
Retained earnings, end of year	**8,249**	7,267

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31 [in millions of dollars]	2005	2004 [restated — Note 1]
OPERATING ACTIVITIES		
Net earnings	**1,661**	1,543
Non-cash charges [credits]		
Increase in policy liabilities	**2,725**	685
Increase in funds withheld by ceding insurers	**(219)**	1,805
Increase in funds held under reinsurance contracts	**(23)**	(548)
Amortization and depreciation	**99**	108
Future income taxes	**152**	213
Non-controlling interests	**890**	818
Other	**(129)**	(789)
Change in non-cash working capital items	**(628)**	(432)
Cash from operating activities	**4,528**	3,403
FINANCING ACTIVITIES		
Dividends paid		
By subsidiaries to non-controlling interests	**(353)**	(289)
Perpetual preferred shares	**(51)**	(51)
Common shares	**(592)**	(485)
	(996)	(825)
Issue of common shares	**-**	37
Issue of perpetual preferred shares	**250**	-
Issue of common shares by subsidiaries	**29**	29
Repurchase of common shares by subsidiaries	**(80)**	(156)
Issue of preferred shares by a subsidiary	**300**	300
Repurchase of preferred shares by subsidiaries	**(10)**	(130)
Issue of debentures and other borrowings	**-**	210
Repayment of debentures and other borrowings	**(150)**	(858)
Other	**(37)**	(75)
	(694)	(1,468)
INVESTMENT ACTIVITIES		
Bond sales and maturities	**36,671**	35,867
Mortgage loan repayments	**2,045**	2,650
Sale of shares	**1,605**	1,355
Real estate sales	**200**	150
Proceeds from securitizations	**251**	207
Change in loans to policyholders	**(272)**	(47)
Change in repurchase agreements	**224**	195
Reinsurance transactions	**-**	(430)
Acquisition of Investment Planning Counsel [Note 2]	**(1)**	(63)
Investment in subsidiaries	**22**	-
Investment in bonds	**(37,939)**	(37,640)
Investment in mortgage loans	**(2,639)**	(2,422)
Investment in shares	**(2,095)**	(1,524)
Investment in real estate	**(588)**	(197)
Other	**(13)**	(12)
	(2,529)	(1,911)
Effect of changes in exchange rates on cash and cash equivalents	**(286)**	(47)
Increase [decrease] in cash and cash equivalents	**1,019**	(23)
Cash and cash equivalents, beginning of year	**3,623**	3,646
Cash and cash equivalents, end of year	**4,642**	3,623

SUPPLEMENTAL CASH FLOW INFORMATION		
Income taxes paid	**681**	773
Interest paid on debentures and other borrowings	**367**	380

POWER FINANCIAL CORPORATION

ALL TABULAR AMOUNTS ARE IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada and include the accounts of the Corporation, its subsidiaries and its affiliate.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in those statements and accompanying notes. The reported amounts and note disclosures are determined using management's best estimates based on assumptions that reflect the most probable set of economic conditions and planned courses of action. Actual results may differ from such estimates.

The principal subsidiaries of the Corporation are: (a) Great-West Lifeco Inc. (Lifeco) (direct interest of 70.6%), which holds 100% of the common shares of Great-West Life & Annuity Insurance Company (GWL&A) and 100% of the common shares of The Great-West Life Assurance Company (Great-West), which in turn holds 100% of the common shares of Canada Life Financial Corporation (CLFC), which in turn owns 100% of The Canada Life Assurance Company (Canada Life), and 100% of the common shares of London Insurance Group Inc. (LIG), which in turn holds 100% of London Life Insurance Company (London Life) and (b) IGM Financial Inc. (IGM), (direct interest of 55.9%), which holds 100% of the common shares of Investors Group Inc. (Investors Group) and of Mackenzie Financial Corporation (Mackenzie), and 74.7% of the common shares of Investment Planning Counsel. IGM holds 4.2% of the common shares of Lifeco, and Great-West holds 3.5% of the common shares of IGM. The Corporation accounts for its investment in its affiliate, Parjointco N.V., using the equity method.

CONSOLIDATION OF VARIABLE INTEREST ENTITIES

Effective January 1, 2005, the Corporation adopted the Canadian Institute of Chartered Accountants (CICA) Handbook Accounting Guideline 15 on Consolidation of Variable Interest Entities. As a result, Lifeco no longer consolidates Great-West Life Capital Trust (GWLCT) and Canada Life Capital Trust (CLCT) but recognizes the related debentures on the Consolidated Balance Sheets (refer to Note 12). This change in accounting policy had no impact on net earnings available to common shareholders or basic earnings per common share.

REVENUE RECOGNITION

Premiums for all types of insurance contracts, and contracts with limited mortality or morbidity risk, are generally recognized as revenue when due. When premiums are recognized, actuarial liabilities are computed, with the result that benefits and expenses are matched with such revenue.

The Corporation's premium revenues, total paid or credited to policyholders and policy liabilities are all shown net of reinsurance amounts ceded to, or including amounts assumed from, other insurers.

Fee and other income is recognized when earned and primarily includes fees earned from the management of segregated fund assets, fees earned on the administration of administrative services only (ASO) Group health contracts, and fees earned from management services. Management fees are based on the net asset value of mutual fund assets under management and are recognized on an accrual basis when the service is performed. Administration fees are also recognized on an accrual basis when the service is performed. Distribution revenues are recognized on a trade date basis.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents comprise cash and temporary investments consisting of highly liquid investments with short-term maturities.

INVESTMENTS

Investments, other than those held by Lifeco, are accounted for as follows: investments in shares are carried at cost. Where there has been a loss in value that is other than a temporary decline, a write-down is made to recognize the loss. Bonds, mortgages and other loans are valued at amortized cost plus accrued interest less allowances for losses. Real estate investments are valued at cost less allowances for losses.

Investments held by Lifeco are accounted for as follows:

- Investments in shares are carried at cost plus a moving average market value adjustment of $293 million ($277 million in 2004). The carrying value is adjusted towards market value at a rate of 5% per quarter. Net realized gains and losses are included in deferred net realized gains and are deferred and amortized to earnings at a rate of 5% per quarter on a declining balance basis.
- Investments in bonds and mortgage loans are carried at amortized cost net of any allowance for credit losses. The difference between the proceeds on the sale of a debt security and its amortized cost is considered to be an adjustment of future portfolio yield. Net realized gains and losses are included in deferred net realized gains and are deferred and amortized over the period to maturity of the security sold.
- Investments in real estate are carried at cost net of write-downs and allowances for loss, plus a moving average market value adjustment of $144 million ($154 million in 2004). The carrying value is adjusted towards market value at a rate of 3% per quarter. Net realized gains and losses are included in deferred net realized gains and are deferred and amortized to earnings at a rate of 3% per quarter on a declining balance basis.

Market values for publicly traded bonds are determined using quoted market prices. Market values for bonds that are not actively traded and for mortgages are determined by discounting expected future cash flows related to the securities at market interest rates. Market values for public shares are generally determined by the closing sale price of the security on the exchange where it is principally traded. Market values for shares for which there is no active market are determined by management. Market values for all properties are determined annually by management based on a combination of the most recent independent appraisal and current market data available. Appraisals of all properties are conducted at least once every three years by independent qualified appraisers.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES [CONTINUED]

SECURITIZATIONS

IGM periodically transfers mortgages and personal loans through sales to commercial paper conduits that in turn issue securities to investors. IGM retains servicing responsibilities and certain elements of recourse with respect to credit losses on transferred loans. IGM also transfers NHA-insured mortgages through the issuance of mortgage-backed securities.

Transfers of loans are accounted for as sales, provided that control over the transferred loans has been surrendered and consideration other than beneficial interests in the transferred loans has been received in exchange. The loans are removed from the Consolidated Balance Sheets and a gain or loss is recognized in income immediately based on the carrying value of the loans transferred. The carrying value is allocated between the assets transferred and the retained interests in proportion to their fair values at the date of transfer. To obtain the fair value of IGM's retained interests, quoted market prices are used if available. However, since quotes are generally not available for retained interests, the estimated fair value is based on the present value of future expected cash flows using management's best estimates of key assumptions such as prepayment rates, excess spread, expected credit losses and discount rates commensurate with the risks involved. Retained interests are reviewed quarterly for impairment. IGM continues to service the loans transferred. As a result, a servicing liability is recognized and amortized over the expected term of the transferred loans as servicing fees.

For all transfers of loans, gains and losses, as well as servicing fee revenues are reported in Net investment income in the Consolidated Statements of Earnings. The retained interests in the securitized loans are recorded in Other assets, and the servicing liability is recorded in Other liabilities on the Consolidated Balance Sheets.

DEFERRED SELLING COMMISSIONS

Commissions paid by IGM on the sale of certain mutual funds are deferred and amortized against related fee income over a maximum period of seven years. Commissions paid on the sale of deposits are deferred and amortized over the term of the deposit with a maximum amortization period of five years.

GOODWILL AND INTANGIBLE ASSETS

Goodwill represents the excess of purchase consideration over the fair value of net assets of acquired subsidiaries of the Corporation. Intangible assets represent finite life and indefinite life intangible assets of acquired subsidiaries of the Corporation. Intangible assets with finite lives are amortized on a straight-line basis over their estimated useful lives. The Corporation tests goodwill and indefinite life intangible assets for impairment on an annual basis by reviewing the fair value of the related businesses and the intangible assets. Goodwill and intangible assets are written down when impaired to the extent that the carrying value exceeds the estimated fair value.

STOCK-BASED COMPENSATION PLANS

Effective January 1, 2004, CICA 3870, Stock-based Compensation and Other Stock-based Payments was amended to require expense treatment for all stock-based compensation and payments. Previously the standard encouraged, but did not require, the use of a fair value-based method to account for stock-based transactions with employees (Note 16). On January 1, 2004, the Corporation adopted the amended standard retroactively without restatement of prior periods for all stock-based compensation and payments to employees since 2002.

The fair value of stock options is determined on each grant date. Compensation expense is recognized over the period that the stock options vest, with a corresponding increase in Contributed surplus. When the Corporation's stock options are exercised, the proceeds, together with the amount recorded in Contributed surplus, are added to Stated capital.

REPURCHASE AGREEMENTS

Lifeco enters into repurchase agreements with third-party broker-dealers in which Lifeco sells securities and agrees to repurchase substantially similar securities at a specified date and price. Such agreements are accounted for as investment financings.

DERIVATIVE FINANCIAL INSTRUMENTS

Derivative financial instruments are used by the Corporation and its subsidiaries in the management of interest rate, foreign exchange and equity market exposures. The Corporation's policy is not to use derivative financial instruments for speculative purposes.

The Corporation documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the Consolidated Balance Sheets or to anticipated future transactions. The Corporation also assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are effective in offsetting changes in fair values or cash flows of hedged items.

The accounting policies used for derivative financial instruments held for hedging purposes correspond to those of the underlying hedged position. In the event a designated hedged item is sold, extinguished, matures or ceases to be effective prior to the termination of the related derivative instruments, or it is no longer probable that the sale of the hedged item will occur at the date originally anticipated, any realized or unrealized gains or losses on such derivative instruments are recognized in earnings.

Interest rate swaps and options are used to hedge interest rate risk related to asset and liability management and mortgage banking operations. These swap agreements require the periodic exchange of payments without the exchange of the notional principal amount on which the payments are based. Net investment income is adjusted to reflect the exchange of payments under the interest rate swaps.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES [CONTINUED]

Written call options are used with interest rate swaps to effectively convert convertible, fixed rate bonds to non-convertible variable rate securities as part of the Corporation's overall assets/liability matching program. The written call option hedges the Corporation's exposure to the convertibility feature on the bonds. Any premiums received are recognized in net investment income over the life of the options. Gains and losses realized upon exercise of the options are amortized into income over the remaining term of the underlying securities.

Put options are purchased to protect against significant decreases in equity markets. Premiums paid are amortized to net investment income over the life of the options. Gains and losses realized upon exercise of the options are recognized in net investment income.

Cross-currency swaps are used in combination with other investments to manage foreign currency risk associated with actuarial liabilities. Under these swaps, principal amounts and fixed and floating interest payments may be exchanged in different currencies. The carrying value on the balance sheet is adjusted to reflect the amount of the currency swapped and interest income is adjusted to reflect the interest receivable and interest payable under the swaps.

The Corporation also enters into certain foreign exchange forward contracts to hedge certain product liabilities and to hedge a portion of the translation of its foreign revenues as well as a portion of both operating results and net investment in its foreign operations. The realized and unrealized gains and losses on contracts for product liabilities are included in Net investment income, offsetting the respective realized and unrealized gains and losses on the underlying product liabilities and a corresponding market value adjustment in the amounts paid or credited to policyholders. The realized gains and losses on contracts related to revenues are recognized in Net investment income and 2005 gains, net of tax, were $67 million ($111 million in 2004). The gains and losses on contracts related to net investment in foreign operations are included in Foreign currency translation adjustments in the shareholders' equity section of the Consolidated Balance Sheets. Hedge effectiveness is reviewed quarterly through critical terms matching and correlation testing.

Equity index swaps and futures are used to hedge certain product liabilities and are marked to market with realized and unrealized gains and losses included in Net investment income, offsetting the respective realized and unrealized gains and losses on the underlying product liabilities and a corresponding market value adjustment in the amounts paid or credited to policyholders. Equity index swaps are also used as substitutes for cash instruments and are marked to market with realized and unrealized gains and losses included in Net investment income.

In addition, equity index swaps are used to hedge the market risk associated with certain fee income. Realized gains and losses are recognized in Fee income. Hedge effectiveness is reviewed quarterly through correlation testing.

Lifeco uses credit derivatives to manage its credit exposures and for risk diversification in its investment portfolio. Unrealized gains and losses are deferred on the balance sheet and are recognized in Net investment income in the period in which the underlying investment is recognized.

Lifeco manages its exposure to market risk on its securities by either entering into forward sale contracts, purchasing a put option or by simultaneously purchasing a put option and writing a call option on the same security. The Corporation designates these contracts as hedges of the future sale of specified securities. Any unrealized gains and losses on the forward sales and options are accounted for on the deferral basis where gains and losses, including any premiums paid or received, are recognized in Net investment income on a basis consistent with the future sale of the related securities.

Effective January 1, 2004, the Corporation adopted the recommendations of CICA Accounting Guideline 13 — Hedging Relationships (AcG-13) on a prospective basis. AcG-13 specifies the circumstances in which hedge accounting is appropriate, including the identification, documentation, designation, and effectiveness of hedges and the discontinuance of hedge accounting. The Corporation reassessed its hedging relationships as at January 1, 2004 and determined that its interest rate swaps on mortgage banking activities did not qualify for hedge accounting under AcG-13. The impact on the Consolidated Financial Statements was not material.

Derivatives that do not qualify for hedge accounting are carried at fair value on the Consolidated Balance Sheets, and changes in fair value are recorded in Net investment income in the Consolidated Statements of Earnings. Non-qualifying derivatives continue to be utilized on a basis consistent with the risk management policies of the Corporation and are monitored by the Corporation for effectiveness as economic hedges even if the specific hedge accounting requirements of AcG-13 are not met.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES [CONTINUED]

FINANCIAL INSTRUMENTS — DISCLOSURE AND PRESENTATION

Effective for fiscal years beginning on or after November 1, 2004, CICA 3860, Financial Instruments — Disclosure and Presentation was amended to require obligations that an entity must or can settle by issuing a variable number of the issuer's own equity instruments to be presented as liabilities rather than equity. On January 1, 2005, the Corporation adopted the amended standard retroactively with restatement of prior periods. Some of the Corporation's ($300 million) preferred shares were reclassified from Shareholders' equity and some of the subsidiaries' ($1,366 million) preferred shares were reclassified from Non-controlling interests to Liabilities and the associated preferred dividends were reclassified to Financing charges in the Consolidated Statements of Earnings. The change does not have any impact on earnings per share or net earnings available to common shareholders since preferred share dividends were previously deducted from net earnings in determining net earnings available to common shareholders.

FOREIGN CURRENCY TRANSLATION

All assets and liabilities denominated in foreign currency are translated into Canadian dollars at exchange rates prevailing at the balance sheet date for monetary items and at exchange rates prevailing at the transaction dates for non-monetary items. The Corporation follows the current rate method of foreign currency translation for its net investments in self-sustaining foreign operations. All income and expenses are translated at average rates prevailing during the year. Exchange gains and losses are included in earnings, except those related to self-sustaining operations and financing related thereto, which are included in Foreign currency translation adjustments in the shareholders' equity section of the Consolidated Balance Sheets.

PENSION PLANS AND OTHER POST-RETIREMENT BENEFITS

The Corporation maintains defined benefit pension plans as well as defined contribution pension plans for certain of its employees and agents. The plans provide pension based on length of service and final average earnings. The benefit obligation is actuarially determined and accrued using the projected benefit method prorated on service. Pension charge or credit consists of the aggregate of the actuarially computed cost of pension benefits provided in respect of the current year's service, imputed interest on the accrued benefit obligation less expected returns on plan assets, which are valued at market value. For the most part, actuarial gains or losses in excess of the greater of 10% of the beginning-of-year plan assets or accrued benefit obligation are amortized over the expected average remaining service life of employees.

The Corporation also has unfunded supplementary pension plans for certain executives. Pension expense related to current services is charged to earnings in the period during which the services are rendered.

In addition, the Corporation provides certain post-retirement health care and life insurance benefits to eligible retirees, agents and their dependants. The cost of the benefits is actuarially determined and accrued using the projected benefit method prorated on service. The current cost of post-retirement health and life benefits is charged to earnings in the period during which the services are rendered.

LOANS TO POLICYHOLDERS

Loans to policyholders are shown at their unpaid balance and are fully secured by the cash surrender values of the policies.

FUNDS HELD BY CEDING INSURERS/ FUNDS HELD UNDER REINSURANCE CONTRACTS

Under certain forms of reinsurance contracts, it is customary for the ceding insurer to retain possession of the assets supporting the liabilities ceded. Lifeco records an amount receivable from the ceding insurer or payable to the reinsurer representing the premium due. Investment revenue on these funds withheld is credited by the ceding insurer.

INCOME TAXES

The Corporation follows the liability method in accounting for income taxes, whereby future income tax assets and liabilities reflect the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities and their tax bases. Future income tax assets and liabilities are measured based on the enacted or substantively enacted tax rates which are anticipated to be in effect when the temporary differences are expected to reverse.

EARNINGS PER SHARE

Basic earnings per share is determined by dividing Net earnings available to common shareholders by the average number of common shares outstanding for the year. Diluted earnings per share is determined using the same method as basic earnings per share, except that the average number of common shares outstanding includes the potential dilutive effect of outstanding stock options granted by the Corporation, as determined by the treasury stock method.

COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current year's financial statement presentation.

NOTE 2. ACQUISITIONS

ACQUISITION OF BUSINESS

During 2005, Canada Life, through its wholly owned United Kingdom subsidiary, Canada Life Limited, acquired the assets and liabilities associated with the in-force annuity in payment business of Phoenix and London Assurance Limited, part of the Resolution Life Group which is based in the United Kingdom. The transaction resulted in an increase in invested assets and a corresponding increase in policyholder liabilities of $4.4 billion on the Consolidated Balance Sheets.

ACQUISITION OF INVESTMENT PLANNING COUNSEL

On May 10, 2004, IGM acquired 74.7% of the outstanding common shares of Investment Planning Counsel, a Canadian financial services company. The results of its operations have been included in earnings since that date.

The aggregate purchase price was $100 million, consisting of $76 million of cash including transaction costs, and common shares valued at $24 million. The value of the 734,796 common shares issued by IGM was determined based on the weighted-average market price of IGM's shares over the two-day period before and after the terms of the acquisition were agreed to and announced.

The following table summarizes the fair value of the assets acquired and liabilities assumed at the date of acquisition:

Fair value of assets acquired	
Cash and cash equivalents	12
Deferred selling commissions	8
Future income taxes	3
Other assets	27
Management contracts	17
Distribution contracts	24
	91
Less fair value of liabilities assumed	
Deposits	21
Other liabilities	50
Long-term debt	23
	94
Fair value of net liabilities assumed	(3)
Goodwill	103
Total purchase consideration	100

Included in Other liabilities are accruals for contract termination costs of $27 million which were paid during the second quarter of 2004, and other restructuring costs of $6 million related to the acquisition.

NOTE 3. RESTRUCTURING COSTS

The plan to restructure and integrate the operations of CLFC with Lifeco's wholly owned subsidiaries Great-West, London Life and GWL&A was completed at the end of December 2005 at a total cost of $446 million. Restructuring costs related to the acquisition of CLFC incurred for the year ended December 31, 2005 were $101 million ($220 million for the year ended December 31, 2004). Of this amount $22 million ($44 million in 2004) was charged to earnings and $79 million ($176 million in 2004) was charged against the amount accrued as part of the purchase equation of CLFC. These restructuring costs are related to the elimination of duplicate systems, exiting and consolidating operations and compensation costs.

NOTE 4. INVESTMENTS

	2005		2004	
	CARRYING VALUE	ESTIMATED MARKET VALUE	CARRYING VALUE	ESTIMATED MARKET VALUE
Shares	**3,930**	**4,516**	3,284	3,759
Bonds	**59,298**	**61,918**	54,960	57,012
Mortgages and other loans	**15,118**	**15,790**	15,051	15,649
Loans to policyholders	**6,646**	**6,646**	6,499	6,499
Real estate	**1,844**	**2,129**	1,649	1,855
	86,836	**90,999**	81,443	84,774

NOTE 4. INVESTMENTS [CONTINUED]

TERM TO MATURITY AND INTEREST RATE RANGE OF BONDS AND MORTGAGES AND OTHER LOANS

[BEFORE ALLOWANCE FOR CREDIT LOSSES]

	1 YEAR OR LESS	1–5 YEARS	OVER 5 YEARS	TOTAL	EFFECTIVE INTEREST RATE RANGES
					%
2005					
Bonds	**5,270**	**16,942**	**37,174**	**59,386**	**1.0–16.8**
Mortgages and other loans	**639**	**5,511**	**9,007**	**15,157**	**3.0–13.5**
2004					
Bonds	5,017	12,750	37,331	55,098	1.0–16.8
Mortgages and other loans	451	5,258	9,411	15,120	3.0–13.8

The Corporation maintains an allowance for credit losses which is considered adequate by management to absorb all credit-related losses in its portfolio.

CHANGES IN THE ALLOWANCE FOR CREDIT LOSSES

	2005	2004
Balance, beginning of year	**208**	213
Provisions for credit losses	**7**	(8)
Recoveries of prior write-offs	**(75)**	(20)
Write-offs	**(10)**	29
Other	**(3)**	(6)
Balance, end of year	**127**	208

Investments in real estate include an asset value allowance of nil ($19 million in 2004), which provides for deterioration of market values associated with real estate held for investment.

Also included in mortgages and other loans are modified/restructured loans of $37 million ($85 million in 2004) that are performing in accordance with their current terms.

Included in investments are the following:

IMPAIRED LOANS

	2005	2004
Bonds	**137**	150
Mortgages and other loans	**17**	20
Foreclosed real estate	**11**	2
	165	172

Impaired loans include non-accrual loans and foreclosed real estate held for sale. Bond and mortgage investments are reviewed on a loan by loan basis to determine impaired status. Loans are classified as non-accrual when:

[1] payments are 90 days or more in arrears, except in those cases where, in the opinion of management, there is justification to continue to accrue interest; or

[2] the Corporation no longer has reasonable assurance of timely collection of the full amount of the principal and interest due; or

[3] modified/restructured loans are not performing in accordance with the contract.

Where appropriate, provisions are established or write-offs made to adjust the carrying value to the net realizable amount. Wherever possible the fair value of collateral underlying the loans or observable market price is used to establish net realizable value.

NOTE 4. INVESTMENTS [CONTINUED]

DEFERRED NET REALIZED AND UNREALIZED GAINS

Net investment income includes amortization of deferred net realized and unrealized gains, as follows:

	2005	2004
Bonds	**253**	269
Mortgage and other loans	**53**	51
Shares	**232**	139
Real estate	**46**	38
	584	497

The balance of deferred net realized gains (included in Other liabilities) is composed of the following:

	2005	2004
Bonds	**1,834**	1,503
Mortgage and other loans	**151**	144
Shares	**440**	350
Real estate	**173**	167
	2,598	2,164

NOTE 5. SECURITIZATIONS

IGM securitized the following loans with gains, net of transactions cost, being recognized in Net investment income:

	2005		2004	
	PRINCIPAL AMOUNT SECURITIZED	NET GAIN	PRINCIPAL AMOUNT SECURITIZED	NET GAIN
Commercial paper conduit transactions	**252**	**4**	191	2
Mortgage-backed security transactions	–	–	17	–

IGM's retained interest in the securitized loans includes cash reserve accounts and rights to future excess spread. This retained interest is subordinated to the interests of the related commercial paper conduits (CP conduits) and mortgage-backed securities (MBS) holders (the purchasers). The purchasers do not have recourse to IGM's other assets for any failure of the borrowers to pay when due.

The key economic assumptions used to value the retained interests at the date of securitization issuances for transactions completed during 2005 and 2004 were as follows:

	2005	2004	
	CP CONDUIT TRANSACTIONS	CP CONDUIT TRANSACTIONS	MBS TRANSACTIONS
Weighted-average			
Remaining service life [in years]	**3.7**	3.1	5.0
Interest rate	**4.98%**	4.97%	5.04%
Coupon rate of securities issued	**4.00%**	4.07%	3.99%
Prepayment rate	**15.00%**	15.00%	18.90%
Discount rate	**4.55%**	4.51%	4.35%
Servicing fees	**0.25%**	0.25%	0.23%
Expected credit losses	**0.05%**	0.05%	n/a

At December 31, 2005, the fair value of the total retained interests was $16 million ($20 million in 2004). The sensitivity to immediate 10% or 20% adverse changes to key assumptions was considered to be immaterial.

NOTE 5. SECURITIZATIONS [CONTINUED]

The total loans reported by IGM, the securitized loans serviced by IGM, as well as cash flows related to securitization arrangements are as follows:

	2005	2004
Mortgages	826	869
Personal loans	246	221
	1,072	1,090
Less: securitized loans serviced	559	593
Total on-balance sheet loans	513	497
Proceeds from new securitizations	251	207
Cash flows received on retained interests	11	14

NOTE 6. INVESTMENT IN AFFILIATE, AT EQUITY

	2005	2004
		PARJOINTCO N.V.[1]
Carrying value, beginning of year	1,647	1,550
Share of operating earnings	121	126
Share of Pargesa's non-operating earnings	11	29
Foreign currency translation adjustments	(231)	(8)
Dividends	(47)	(45)
Other, net	–	(5)
Carrying value, end of year	1,501	1,647
Share of equity, end of year	1,490	1,633

[1] At December 31, 2005, Parjointco N.V., 50% held by the Corporation, held a voting interest of 61.4% [2004 — 61.4%] and an equity interest of 54.1% [2004 — 54.3%] in Pargesa Holding S.A.

NOTE 7. GOODWILL AND INTANGIBLE ASSETS

A summary of changes in the Corporation's goodwill and intangible assets is as follows:

2005	GOODWILL	INTANGIBLE ASSETS	TOTAL
Balance, beginning of year	8,185	2,408	10,593
Amortization of finite life intangible assets	–	(19)	(19)
Changes in foreign exchange rates	(1)	(37)	(38)
Acquisition of Investment Planning Counsel [Note 2]	1	–	1
Other, including effect of repurchase of common shares by subsidiaries	18	1	19
Balance, end of year	8,203	2,353	10,556

2004	GOODWILL	INTANGIBLE ASSETS	TOTAL
Balance, beginning of year	7,952	2,258	10,210
Change in allocation of the purchase price of CLFC	66	127	193
Acquisition of of Investment Planning Counsel [Note 2]	102	41	143
Amortization of finite life intangible assets	–	(19)	(19)
Other, including effect of repurchase of common shares by subsidiaries	65	1	66
Balance, end of year	8,185	2,408	10,593

Intangible assets represent the fair value of mutual fund management contracts, distribution contracts, trade names, brands and trademarks, and the shareholders' portion of acquired future participating account profits. The intangible assets include, for the most part, indefinite life intangible assets of $1,979 million ($1,999 million in 2004) that are not subject to amortization, as well as finite life intangible assets of $374 million ($409 million in 2004) amortized over a period not to exceed 30 years.

NOTE 8. INCOME TAXES

The following table reconciles the statutory and effective tax rates:

	2005	2004
	%	%
Combined basic Canadian federal and provincial tax rates	35.5	35.6
Non-taxable investment income	(4.2)	(5.0)
Earnings of affiliated company	(1.2)	(1.4)
Lower effective tax rates on income not subject to tax in Canada	(3.5)	(3.0)
Miscellaneous, net of Large Corporation Tax	(0.6)	(0.1)
	26.0	26.1

	2005	2004
Components of income tax expense are		
Current income taxes	742	619
Future income taxes	152	213
	894	832
Future income taxes consist of the following temporary differences		
Policy liabilities	58	243
Loss carry forwards	388	439
Investments	(284)	(351)
Deferred selling commissions	(334)	(306)
Intangible assets	(267)	(268)
Other	69	(22)
Future income taxes	(370)	(265)
Presented as		
Future income tax assets	460	553
Future income tax liabilities	(830)	(818)
	(370)	(265)

As at December 31, 2005, the Corporation and its subsidiaries have non-capital losses of $276 million ($266 million in 2004) available to reduce future taxable income for which the benefit has not been recognized. If not utilized, these losses will expire at various dates to 2015. In addition, the Corporation has capital loss carry forwards that can be used indefinitely to offset future capital gains of approximately $61 million ($61 million in 2004).

NOTE 9. OTHER ASSETS

	2005	2004
Dividends, interest and other receivables	1,770	1,609
Premiums in course of collection	623	480
Deferred selling commissions	928	851
Fixed assets, net of accumulated amortization	348	357
Accrued benefit asset [Note 19]	222	193
Other	454	493
	4,345	3,983

NOTE 10. ACTUARIAL LIABILITIES AND RISK MANAGEMENT

Actuarial liabilities of Lifeco represent the amounts equal to the carrying value of the assets that, taking into account the other pertinent items on the balance sheet, will be sufficient to discharge Lifeco's obligations over the term of the liability for its insurance policies and to pay expenses related to the administration of those policies. Actuarial liabilities are determined using generally accepted actuarial practices, according to standards established by the Canadian Institute of Actuaries. In accordance with these accepted practices, actuarial liabilities have been determined in accordance with the Canadian Asset Liability Method.

In the computation of actuarial liabilities, valuation assumptions have been made regarding rates of mortality/morbidity, investment returns, levels of operating expenses and rates of policy termination. The valuation assumptions use best estimates of future experience together with a margin for misestimation and experience deterioration. These margins have been set in accordance with guidelines established by the Canadian Institute of Actuaries and are necessary to provide reasonable assurance that the actuarial liabilities cover a range of possible outcomes. Margins are reviewed periodically for continued appropriateness.

The methods for arriving at these valuation assumptions are outlined below:

MORTALITY › A life insurance mortality study is carried out annually for each major block of insurance business. The results of each study are used to update Lifeco's experience valuation mortality tables for that business. When there is insufficient data, use is made of the latest industry experience to derive an appropriate valuation mortality assumption. Although mortality improvements have been observed for many years, for life insurance valuation the mortality provisions (including margin) do not allow for future improvements.

Annuitant mortality is also studied regularly and the results used to modify established industry experience annuitant mortality tables. Mortality improvement has been projected to occur throughout future years for annuitants.

MORBIDITY › Lifeco uses industry-developed experience tables modified to reflect emerging company experience. Both claim incidence and termination are monitored regularly and emerging experience is factored into the current valuation.

PROPERTY AND CASUALTY REINSURANCE › Actuarial liabilities for property and casualty reinsurance written by London Reinsurance Group (LRG), a subsidiary of London Life, are determined using accepted actuarial practices for life insurers in Canada. Reflecting the long-term nature of the business, reserves have been established using cash flow valuation techniques, including discounting. The reserves are based on cession statements provided by ceding companies. In certain instances, LRG management adjusts cession statement amounts to reflect management's interpretation of the treaty. Differences will be resolved via audits and other loss mitigation activities. In addition, reserves also include an amount for incurred but not reported losses (IBNR) which may differ significantly from the ultimate loss development. The estimates and underlying methodology are continually reviewed and updated and adjustments to estimates are reflected in income. LRG analyses the emergence of claims experience against expected assumptions for each reinsurance contract separately and at the portfolio level. If necessary, a more in-depth analysis is undertaken of the cedant experience.

INVESTMENT RETURNS › The assets which correspond to the different liability categories are segmented. For each segment, projected cash flows from the current assets and liabilities are used in the Canadian Asset Liability Method to determine actuarial liabilities. Cash flows from assets are reduced to provide for asset default losses. Testing under several interest rate scenarios (including increasing and decreasing rates) is done to provide for reinvestment risk.

EXPENSES › Unit expense studies are updated regularly to determine an appropriate estimate of future expenses for the liability type being valued. Expense improvements are not projected. An inflation assumption with the investment return is incorporated in the estimate of future expenses.

POLICY TERMINATION › Studies to determine rates of policy termination are updated regularly to form the basis of this estimate. Industry data is also available and is useful where Lifeco has no experience with specific types of policies or its exposure is limited.

POLICYHOLDER DIVIDENDS › Future policyholder dividends are included in the determination of actuarial liabilities for participating policies, with the assumption that policyholder dividends will change in the future to reflect the experience of the respective participating accounts, consistent with the participating policyholder dividend policies.

INTEREST RATE RISK

Interest rate risk is managed by effectively matching portfolio investments with liability characteristics. Hedging instruments are employed where necessary when there is a lack of suitable permanent investments to minimize loss exposure to interest rate changes.

CREDIT RISK

Credit risk is managed through an emphasis on quality in the investment portfolio and by maintenance of issuer, industry and geographic diversification standards.

Projected investment returns are reduced to provide for future credit losses on assets. The net effective yield rate reduction averaged 0.18% (0.17% in 2004).

NOTE 10. ACTUARIAL LIABILITIES AND RISK MANAGEMENT [CONTINUED]

The following outlines the future asset credit losses provided for in actuarial liabilities. These amounts are in addition to the allowance for asset losses included with assets:

	2005	2004
Participating policyholders	**570**	492
Non-participating policyholders	**608**	467
	1,178	959

REINSURANCE RISK

Maximum benefit amount limits per insured life (which vary by line of business) are established for life and health insurance, and reinsurance is purchased for amounts in excess of those limits.

Reinsurance contracts do not relieve Lifeco from its obligations to policyholders. Failure of reinsurers to honour their obligations could result in losses to Lifeco. Lifeco evaluates the financial condition of its reinsurers and monitors concentrations of credit risk to minimize its exposure to significant losses from reinsurer insolvencies.

As a result of reinsurance, actuarial liabilities have been reduced by the following amounts, which include the reinsurance transaction described in Note 17:

	2005	2004
Participating policyholders	**109**	142
Non-participating policyholders	**6,537**	6,896
	6,646	7,038

Certain of the reinsurance contracts are on a funds withheld basis where Lifeco retains the assets supporting the reinsured actuarial liabilities, thus minimizing the exposure to significant losses from reinsurer insolvency on those contracts.

FOREIGN EXCHANGE RISK

If the assets backing actuarial liabilities are not matched by currency, changes in foreign exchange rates can expose Lifeco to the risk of foreign exchange losses not offset by liability decreases. Foreign exchange risk is managed whenever possible by matching assets with related liabilities by currency and through the use of derivative instruments such as forward contracts and cross-currency swaps. These financial instruments allow Lifeco to modify an asset position to more closely match actual or committed liability currency.

LIQUIDITY RISK

Liquidity risk is the risk that Lifeco will have difficulty in raising funds to meet commitments. The liquidity needs of Lifeco are closely managed through cash flow matching of assets and liabilities and forecasting earned and required yields, to ensure consistency between policyholder requirements and the yield of assets. Approximately 60% of policy liabilities are non-cashable prior to maturity or subject to market value adjustments.

SENSITIVITY OF ACTUARIAL ASSUMPTIONS

The actuarial assumption most susceptible to change in the short term is future investment returns. One way of measuring the interest rate risk associated with this assumption is to determine the effect on the present value of the projected net asset and liability cash flows of the non-participating business of Lifeco of an immediate 1% increase or an immediate 1% decrease in the level of interest rates. These interest rate changes will also impact the projected cash flows. When the change to the projected cash flows is included in the calculation, the effect of an immediate 1% increase in interest rates would be to decrease the present value of these projected cash flows by $199 million and the effect of an immediate 1% decrease in interest rates would be to decrease the present value of these projected cash flows by $453 million. The level of actuarial liabilities established under the Canadian Asset Liability Method of valuation provides for interest rate movements significantly greater than the 1% shifts shown above.

NOTE 11. DEBENTURES AND OTHER BORROWINGS

	2005	2004
Power Financial Corporation		
7.65% debentures, due January 5, 2006 [1]	**150**	150
6.90% debentures, due March 11, 2033	**250**	250
IGM Financial Inc.		
6.75% debentures 2001 Series, due May 9, 2011	**450**	450
6.58% debentures 2003 Series, due March 7, 2018	**150**	150
6.65% debentures 1997 Series, due December 13, 2027	**125**	125
7.45% debentures 2001 Series, due May 9, 2031	**150**	150
7.00% debentures 2002 Series, due December 31, 2032	**175**	175
7.11% debentures 2003 Series, due March 7, 2033	**150**	150
Great-West Lifeco Inc.		
Five-year term facility at interest rates of: nil [$118 million in 2004] at Canadian 90-day Bankers' Acceptance rate; nil [$31 million in 2004] 90-day LIBOR rate	**–**	149
Subordinated debentures due September 19, 2011, bearing a fixed rate of 8% until 2006 and, thereafter, at a rate equal to the Canadian 90-day Bankers' Acceptance rate plus 1%, unsecured	**256**	275
Subordinated debentures due December 11, 2013, bearing a fixed rate of 5.80% until 2008 and, thereafter, at a rate equal to the Canadian 90-day Bankers' Acceptance rate plus 1%, unsecured	**206**	209
6.75% debentures due August 10, 2015, unsecured	**200**	200
6.14% debentures due March 21, 2018, unsecured	**200**	200
6.40% debentures due December 11, 2028, unsecured	**101**	101
6.74% debentures due November 24, 2031, unsecured	**200**	200
6.67% debentures due March 21, 2033, unsecured	**400**	400
6.625% deferrable debentures due November 15, 2034, unsecured [US$175 million]	**205**	210
Other notes payable with interest of 8.0%	**9**	10
	3,377	3,554

[1] These debentures were effectively converted into a Swiss franc-denominated debt [SF127,518,490] bearing interest at 4.43% payable semi-annually through a ten-year cross-currency swap. This swap was terminated in October 2005.

The maximum aggregate amount of principal payments on debentures and other borrowings in each of the next five years is as follows: $151 million in 2006; $1 million in 2007; $1 million in 2008; $1 million in 2009 and $1 million in 2010.

FINANCING CHARGES

Financing charges include interest on debentures and other borrowings, together with distributions and interest on capital trust securities and debentures and dividends on preferred shares now classified as liabilities, as described in Notes 1 and 12.

	2005	2004
Interest on debentures and other borrowings	**218**	243
Preferred share dividends	**75**	80
Distributions and interest on capital trust securities and debentures	**49**	49
Distributions on capital trust securities held by the consolidated group as temporary investments	**(12)**	(18)
	330	354

NOTE 12. CAPITAL TRUST SECURITIES AND DEBENTURES

	2005	2004
Capital trust securities		
Trust securities issued by GWLCT	–	350
Trust securities issued by CLCT	–	450
	–	800
Capital trust debentures		
5.995% senior debentures due December 31, 2052, unsecured [GWLCT]	350	–
6.679% senior debentures due June 30, 2052, unsecured [CLCT]	300	–
7.529% senior debentures due June 30, 2052, unsecured [CLCT]	150	–
	800	–
Acquisition-related fair market value adjustment	34	37
Trust securities held by the consolidated group as temporary investments	(186)	(186)
	648	651

GWLCT, a trust established by Great-West, had issued $350 million of capital trust securities, the proceeds of which were used by GWLCT to purchase Great-West senior debentures in the amount of $350 million, and CLCT, a trust established by Canada Life, had issued $450 million of capital trust securities, the proceeds of which were used by CLCT to purchase Canada Life senior debentures in the amount of $450 million. Effective January 1, 2005, the Corporation does not consolidate GWLCT and CLCT (see Note 1). The impact of this change is to not recognize the capital trust securities issued by GWCLT and CLCT and to recognize the debentures issued to the trusts by Great-West and Canada Life. As a result, distributions and interest on the capital trust securities have been reclassified to Financing charges on the Consolidated Statements of Earnings (see Note 11).

NOTE 13. OTHER LIABILITIES

	2005	2004
Accounts payable, accrued liabilities and other	3,650	4,079
Deferred net realized gains [Note 4]	2,598	2,164
Income taxes payable	492	445
Repurchase agreements	936	676
Accrued benefit liability [Note 19]	607	545
Commercial paper and other loans	126	134
Dividends and interest payable	226	207
	8,635	8,250

NOTE 14. NON-CONTROLLING INTERESTS

	2005	2004
Non-controlling interests include		
Participating policyholders	1,741	1,654
Preferred shareholders of subsidiaries	956	658
Common shareholders of subsidiaries	3,587	3,330
	6,284	5,642
Earnings attributable to non-controlling interests include		
Earnings attributable to participating policyholders	94	117
Dividends to preferred shareholders of subsidiaries	52	35
Earnings attributable to common shareholders of subsidiaries	744	666
	890	818

NOTE 15. STATED CAPITAL

AUTHORIZED

Unlimited number of first preferred shares, issuable in series, of second preferred shares, issuable in series and of common shares.

ISSUED AND OUTSTANDING

	2005		2004	
	NUMBER OF SHARES	STATED CAPITAL	NUMBER OF SHARES	STATED CAPITAL
Preferred shares [classified as liabilities]				
Series C First Preferred Shares[i]	6,000,000	150	6,000,000	150
Series J First Preferred Shares[ii]	6,000,000	150	6,000,000	150
		300		300
Preferred shares [perpetual]				
Series A First Preferred Shares[iii]	4,000,000	100	4,000,000	100
Series D First Preferred Shares[iv]	6,000,000	150	6,000,000	150
Series E First Preferred Shares[v]	8,000,000	200	8,000,000	200
Series F First Preferred Shares[vi]	6,000,000	150	6,000,000	150
Series H First Preferred Shares[vii]	6,000,000	150	6,000,000	150
Series I First Preferred Shares[viii]	8,000,000	200	8,000,000	200
Series K First Preferred Shares[ix]	10,000,000	250	-	-
		1,200		950
Common Shares[x]	704,813,680	593	704,813,680	593

[i] The 5.20% Non-Cumulative First Preferred Shares, Series C are entitled to fixed non-cumulative preferential cash dividends at a rate equal to $1.30 per share per annum. On and after October 31, 2007, the Corporation may redeem for cash the Series C First Preferred Shares in whole or in part, at the Corporation's option, at $26.00 per share if redeemed within the twelve months commencing October 31, 2007, declining by $0.20 per share for each subsequent twelve-month period thereafter to October 31, 2011, $25.20 if redeemed on or after October 31, 2011 and before July 31, 2012, and $25.00 if redeemed on or after July 31, 2012, in each case together with all declared and unpaid dividends to the date of redemption.

On or after July 31, 2012, the Corporation may convert each Series C First Preferred Share into that number of common shares determined by dividing $25.00 together with all declared and unpaid dividends to the date of conversion by the greater of $3.00 and 95% of the weighted average trading price of the common shares for the 20 trading days ending on the last trading day occurring on or before the fourth day immediately prior to the date of conversion.

On or after October 31, 2012, subject to the right of the Corporation to offer the right to convert into a further series of preferred shares, to redeem for cash or to find substitute purchasers for such shares, each Series C First Preferred Share will be convertible at the option of the holder, on the last day of January, April, July and October of each year, into that number of common shares determined by dividing $25.00 together with all declared and unpaid dividends to the date of conversion by the greater of $3.00 and 95% of the weighted average trading price of the common shares for the 20 trading days ending on the last trading day occurring on or before the fourth day immediately prior to the date of conversion.

[ii] The 4.70% Non-Cumulative First Preferred Shares, Series J are entitled to fixed non-cumulative preferential cash dividends at a rate equal to $1.175 per share per annum. On and after April 30, 2008, the Corporation may redeem for cash the Series J First Preferred Shares in whole or in part, at the Corporation's option, at $26.00 per share if redeemed prior to April 30, 2009, $25.75 if redeemed thereafter and prior to April 30, 2010, $25.50 if redeemed thereafter and prior to April 30, 2011, $25.25 if redeemed thereafter and prior to April 30, 2012 and $25.00 if redeemed thereafter, in each case together with all declared and unpaid dividends to, but excluding, the date of redemption.

On and after April 30, 2013, the Corporation may convert each Series J First Preferred Share into that number of common shares determined by dividing $25.00 together with all declared and unpaid dividends to the date of conversion by the greater of $3.00 and 95% of the weighted average trading price of the common shares for the 20 trading days ending on the last trading day occurring on or before the fourth day immediately prior to the date of conversion.

NOTE 15. STATED CAPITAL [CONTINUED]

On and after July 31, 2013, subject to the right of the Corporation to offer the right to convert into a further series of preferred shares, to redeem for cash or to find substitute purchasers for such shares, each Series J First Preferred Share will be convertible at the option of the holder, on the last day of January, April, July and October of each year, into that number of common shares determined by dividing $25.00 together with all declared and unpaid dividends to the date of conversion by the greater of $3.00 and 95% of the weighted average trading price of the common shares for the 20 trading days ending on the last trading day occurring on or before the fourth day immediately prior to the date of conversion.

[iii] The Series A First Preferred Shares are entitled to an annual cumulative dividend at a floating rate equal to 70% of the prime rate of two major Canadian chartered banks and are redeemable at the Corporation's option at $25.00 per share.

[iv] The 5.50% Non-Cumulative First Preferred Shares, Series D are entitled to fixed non-cumulative preferential cash dividends at a rate equal to $1.375 per share per annum. On and after January 31, 2013, the Corporation may redeem for cash the Series D First Preferred Shares in whole or in part, at the Corporation's option, at $25.00 per share together with all declared and unpaid dividends to, but excluding, the date of redemption.

[v] The 5.25% Non-Cumulative First Preferred Shares, Series E are entitled to fixed non-cumulative preferential cash dividends at a rate equal to $1.3125 per share per annum. On and after November 30, 2006, the Corporation may redeem for cash the Series E First Preferred Shares in whole or in part, at the Corporation's option, at $26.00 per share if redeemed prior to November 30, 2007, $25.75 if redeemed thereafter and prior to November 30, 2008, $25.50 if redeemed thereafter and prior to November 30, 2009, $25.25 if redeemed thereafter and prior to November 30, 2010 and $25.00 if redeemed thereafter, in each case together with all declared and unpaid dividends to, but excluding, the date of redemption.

[vi] The 5.90% Non-Cumulative First Preferred Shares, Series F are entitled to fixed non-cumulative preferential cash dividends at a rate equal to $1.475 per share per annum. On and after July 17, 2007, the Corporation may redeem for cash the Series F First Preferred Shares in whole or in part, at the Corporation's option, at $26.00 per share if redeemed prior to July 17, 2008, $25.75 if redeemed thereafter and prior to July 17, 2009, $25.50 if redeemed thereafter and prior to July 17, 2010, $25.25 if redeemed thereafter and prior to July 17, 2011 and $25.00 if redeemed thereafter, in each case together with all declared and unpaid dividends to, but excluding, the date of redemption.

[vii] The 5.75% Non-Cumulative First Preferred Shares, Series H are entitled to fixed non-cumulative preferential cash dividends at a rate equal to $1.4375 per share per annum. On and after December 10, 2007, the Corporation may redeem for cash the Series H First Preferred Shares in whole or in part, at the Corporation's option, at $26.00 per share if redeemed prior to December 10, 2008, $25.75 if redeemed thereafter and prior to December 10, 2009, $25.50 if redeemed thereafter and prior to December 10, 2010, $25.25 if redeemed thereafter and prior to December 10, 2011 and $25.00 if redeemed thereafter, in each case together with all declared and unpaid dividends to, but excluding, the date of redemption.

[viii] The 6.00% Non-Cumulative First Preferred Shares, Series I are entitled to fixed non-cumulative preferential cash dividends at a rate equal to $1.50 per share per annum. On and after April 30, 2008, the Corporation may redeem for cash the Series I First Preferred Shares in whole or in part, at the Corporation's option, at $26.00 per share if redeemed prior to April 30, 2009, $25.75 if redeemed thereafter and prior to April 30, 2010, $25.50 if redeemed thereafter and prior to April 30, 2011, $25.25 if redeemed thereafter and prior to April 30, 2012 and $25.00 if redeemed thereafter, in each case together with all declared and unpaid dividends to, but excluding, the date of redemption.

[ix] In 2005, the Corporation issued 10,000,000 4.95% Non-Cumulative First Preferred Shares, Series K for cash proceeds of $250 million. The 4.95% Non-Cumulative First Preferred Shares, Series K are entitled to fixed non-cumulative preferential cash dividends at a rate equal to $1.2375 per share per annum. On and after October 31, 2010, the Corporation may redeem for cash the Series K First Preferred Shares in whole or in part, at the Corporation's option, at $26.00 per share if redeemed prior to October 31, 2011, $25.75 if redeemed thereafter and prior to October 31, 2012, $25.50 if redeemed thereafter and prior to October 31, 2013, $25.25 if redeemed thereafter and prior to October 31, 2014 and $25.00 if redeemed thereafter, in each case together with all declared and unpaid dividends to, but excluding, the date of redemption.

[x] In 2004, 7,980,000 common shares were issued under the Corporation's Employee Stock Option Plan for a consideration of $37 million.

NOTE 16. STOCK-BASED COMPENSATION

[i] On October 1, 2000, the Corporation established a deferred share unit plan for the Directors of the Corporation to promote a greater alignment of interests between Directors and shareholders of the Corporation. Under this plan, each Director may elect to receive his or her annual retainer and attendance fees entirely in the form of deferred share units, entirely in cash, or equally in cash and deferred share units. The number of deferred share units granted is determined by dividing the amount of remuneration payable by the five-day-average closing price on the Toronto Stock Exchange of the Common Shares of the Corporation on the last five days of the fiscal quarter (the value of a deferred share unit). A Director who has elected to receive deferred share units will receive additional deferred share units in respect of dividends payable on Common Shares, based on the value of a deferred share unit at that time. A deferred share unit shall be redeemable at the time a Director's membership on the Board is terminated or in the event of the death of a Director by a lump sum cash payment, based on the value of a deferred share unit at that time. At December 31, 2005, the value of the deferred share units outstanding was $3.7 million ($2.7 million in 2004). In addition, Directors may also participate in the Director Share Purchase Plan.

[ii] Effective May 1, 2000, an Employee Share Purchase Program (ESPP) was implemented giving employees the opportunity to subscribe for up to 6% of their gross salary to purchase Subordinate Voting Shares of Power Corporation of Canada on the open market and to have the Corporation invest, on the employee's behalf, up to an equal amount. The amount paid on behalf of employees was $0.1 million in 2005 ($0.1 million in 2004).

[iii] Since 2004, compensation expense is recorded for options granted under the Corporation's and its subsidiaries' stock option plans, based on the fair value of the options at the grant date, amortized over the vesting period.

During the year ended December 31, 2005, 2,015,000 options (50,000 options in 2004) were granted under the Corporation's stock option plan. The fair value of these options was estimated using the Black-Scholes option-pricing model with the following assumptions:

	2005	2004
Dividend yield	**2.4%**	2.4%
Expected volatility	**21.0%**	21.0%
Risk-free interest rate	**4.3%**	5.0%
Expected life [years]	**9**	9
Fair value per stock option [$/option]	**$8.10**	$6.63

In addition, stock options were granted by subsidiaries. For the year ended December 31, 2005, compensation expense relating to the stock options granted by the Corporation and its subsidiaries amounted to $20 million ($17 million in 2004).

[iv] Under the Corporation's Employee Stock Option Plan, 20,781,600 additional shares are reserved for issuance. The plan requires that the exercise price under the option must not be less than the market value of a share on the date of the grant of the option. Options have a term of ten years and may be exercised as follows: 50% one year after the grant date, 75% two years after the grant date and 100% three years after the grant date, except for a grant of 2,000,000 options in 1997 which became fully vested at the date of the grant, a grant of 3,000,000 options in 2000 which vest equally over a period of five years beginning on December 31, 2000, a grant of 3,000,000 options in 2004 which vest as follows: 1,000,000 at December 31, 2005, 1,000,000 at December 31, 2006 and 1,000,000 at December 31, 2007, and a grant of 2,015,000 options in 2005 which vest equally over a period of five years beginning on May 12, 2006.

NOTE 16. STOCK-BASED COMPENSATION [CONTINUED]

A summary of the status of the Corporation's stock option plan as at December 31, 2005 and 2004, and changes during the years ended on those dates is as follows:

	2005		2004	
	OPTIONS	WEIGHTED-AVERAGE EXERCISE PRICE	OPTIONS	WEIGHTED-AVERAGE EXERCISE PRICE
		$		$
Outstanding at beginning of year	**6,410,000**	**17.41**	14,340,000	10.26
Granted	**2,015,000**	**32.24**	50,000	26.97
Exercised	**–**	**–**	(7,980,000)	4.61
Outstanding at end of year	**8,425,000**	**20.96**	6,410,000	17.41
Options exercisable at end of year	**4,385,000**	**15.42**	3,360,000	13.48

The following table summarizes information about stock options outstanding at December 31, 2005:

	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE	
RANGE OF EXERCISE PRICES	OPTIONS	WEIGHTED-AVERAGE REMAINING LIFE	WEIGHTED-AVERAGE EXERCISE PRICE	OPTIONS	WEIGHTED-AVERAGE EXERCISE PRICE
		[yrs]	$		$
6.66	**80,000**	**1.2**	**6.66**	**80,000**	**6.66**
11.35 – 16.87	**3,280,000**	**4.6**	**13.65**	**3,280,000**	**13.65**
21.65 – 26.97	**3,050,000**	**7.6**	**21.74**	**1,025,000**	**21.78**
32.24	**2,015,000**	**9.4**	**32.24**	**–**	**–**
	8,425,000	**6.8**	**20.96**	**4,385,000**	**15.42**

NOTE 17. REINSURANCE TRANSACTION

During the first quarter of 2004, Lifeco's indirect subsidiary, Canada Life, ceded 100% of its U.S. group insurance business to a third party on an indemnity reinsurance basis. The ceded premiums of $416 million associated with the transaction have been recorded in the Consolidated Statement of Earnings as a reduction in Premium income with a corresponding reduction to the change in Actuarial liabilities. For the Consolidated Balance Sheets, this transaction resulted in a reduction of cash and Other assets of $416 million, a reduction of Policyholder liabilities of $384 million and a reduction of Other liabilities of $32 million.

NOTE 18. OTHER INCOME [CHARGES], NET

	2005	2004
Share of Pargesa's non-operating earnings [Note 6]	**11**	29
Restructuring costs [Note 3]	**(22)**	(44)
IGM unitholder compensation charge	**–**	(29)
Gain resulting from the dilution of the Corporation's interest in a subsidiary	**–**	9
	(11)	(35)

NOTE 19. PENSION PLANS AND OTHER POST-RETIREMENT BENEFITS

The Corporation and its subsidiaries maintain funded defined benefit pension plans for certain of its employees and agents as well as unfunded supplementary employee retirement plans (SERP) for certain executives. The Corporation also provides post-retirement health and life insurance benefits to eligible retirees, agents and their dependants.

	2005		2004	
	PENSION PLANS	OTHER POST-RETIREMENT BENEFITS	PENSION PLANS	OTHER POST-RETIREMENT BENEFITS
Fair value of plan assets				
Balance, beginning of year	2,866		2,791	
Employee contributions	13		14	
Employer contributions	34		21	
Benefits paid	(131)		(122)	
Actual return on plan assets	374		192	
Settlement	(18)		–	
Other, including foreign exchange	(40)		(30)	
Balance, end of year	3,098		2,866	
Accrued benefit obligation				
Balance, beginning of year	2,905	517	2,688	563
Benefits paid	(131)	(17)	(122)	(16)
Current service cost	77	17	79	19
Employee contributions	13	–	14	–
Interest cost	173	31	166	31
Actuarial [gains] losses	260	73	123	(43)
Settlement and curtailment	(14)	(81)	(11)	–
Past service cost	6	(103)	17	–
Other, including foreign exchange	(59)	–	(49)	(37)
Balance, end of year	3,230	437	2,905	517
Funded status				
Fund surplus [deficit][i]	(132)	(437)	(39)	(517)
Unamortized past service costs	25	(120)	25	(22)
Valuation allowance	(57)	–	(68)	–
Unamortized net actuarial losses	249	87	175	94
Accrued benefit asset [liability][ii]	85	(470)	93	(445)
Charge was determined as follows				
Current service cost	77	17	79	19
Interest cost	173	31	166	31
Actual return on plan assets	(374)	–	(192)	–
Past service cost	6	(103)	17	–
Settlement and curtailment	5	(6)	(11)	(4)
Actuarial [gains] losses on accrued benefit obligation	260	73	123	(43)
	147	12	182	3
Difference between actual and expected return on assets	180	–	(1)	–
Difference between actuarial gains [losses] arising during the period and actuarial gains [losses] amortized	(254)	(68)	(113)	46
Difference between past service costs arising in period and past service costs amortized	–	100	(16)	(2)
Amortization of transitional obligation	1	–	1	–
Other	–	–	3	–
Net charge	74	44	56	47

NOTE 19. PENSION PLANS AND OTHER POST-RETIREMENT BENEFITS (CONTINUED)

[i] The aggregate accrued benefit obligations and aggregate fair value of plan assets of individual pension plans that had accrued benefit obligations in excess of the fair value of their related plan assets at December 31, 2005 amounted to $2,088 million ($1,570 million in 2004) and $1,828 million ($1,370 million in 2004), respectively. In addition, the Corporation and its subsidiaries maintain unfunded supplementary Executive Retirement Plans. The obligation for these plans, which is included above, was $269 million at December 31, 2005 ($220 million in 2004).

[ii] The net accrued benefit asset (liability) shown above is presented in these financial statements as follows:

	2005			2004		
	PENSION PLANS	OTHER POST-RETIREMENT BENEFITS	TOTAL	PENSION PLANS	OTHER POST-RETIREMENT BENEFITS	TOTAL
Accrued benefit asset [Note 9]	222		222	193		193
Accrued benefit liability [Note 13]	(137)	(470)	(607)	(100)	(445)	(545)
Accrued benefit asset [liability]	85	(470)	(385)	93	(445)	(352)

CURTAILMENT

In 2005, the terms of most of the post-retirement health, dental and life insurance plans at Lifeco were amended. The amendment reduced the level of post-retirement benefits to be provided to certain active employees and revised the eligibility requirements for receiving benefits for certain other active employees. This results in the establishment of a negative past service cost that is being amortized over the average remaining service lives of these certain active employees. A curtailment has been recognized to reflect the impact of the changes in the plan's eligibility requirements.

OTHER

Subsidiaries of Lifeco have declared a partial windup in respect of certain Ontario defined benefit pension plans. These partial windups will not likely be completed for some time and, as a result of the July 2004 Supreme Court of Canada decision in *Monsanto Canada Inc.* v. *Ontario (Superintendent of Financial Services)*, could involve the distribution of the amount of actuarial surplus, if any, attributable to the wound-up portion of the plans. However, many issues remain unclear, including the basis of surplus measurement and entitlement and the method by which any surplus distribution would be implemented.

Based on information presently known, it is not expected that any application of the Monsanto decision to these partial windups will have a material adverse effect on the consolidated financial position of the Corporation.

MEASUREMENT AND VALUATION

The dates of actuarial valuations for funding purposes for the funded defined benefit pension plans (weighted by accrued benefit obligation) are:

MOST RECENT VALUATION	% OF PLANS	NEXT REQUIRED VALUATION	% OF PLANS
December 31, 2002	18	December 31, 2005	35
December 31, 2003	13	December 31, 2006	13
April 1, 2004	4	April 1, 2007	4
December 31, 2004	65	December 31, 2007	48

CASH PAYMENTS

	ALL PENSION PLANS		OTHER POST-RETIREMENT BENEFITS	
	2005	2004	2005	2004
Benefit payments	15	12	17	16
Company contributions	45	28	–	–
	60	40	17	16

NOTE 19. PENSION PLANS AND OTHER POST-RETIREMENT BENEFITS [CONTINUED]

ASSET ALLOCATION BY MAJOR CATEGORY WEIGHTED BY PLAN ASSETS

	DEFINED BENEFIT PENSION PLANS	
	2005	2004
	%	%
Equity securities	**52**	51
Debt securities	**38**	39
All other assets	**10**	10
	100	100

No plan assets are directly invested in the Corporation's or subsidiaries' securities. Nominal amounts may be invested in the Corporation's or subsidiaries' securities through investments in pooled funds.

SIGNIFICANT ASSUMPTIONS

	DEFINED BENEFIT PENSION PLANS		OTHER POST-RETIREMENT BENEFITS	
	2005	2004	2005	2004
	%	%	%	%
Weighted average assumptions used to determine benefit cost				
Discount rate	**6.0**	6.2	**6.2**	6.3
Expected long-term rate of return on plan assets	**6.8**	7.0		
Rate of compensation increase	**4.9**	4.8		
Weighted average assumptions used to determine accrued benefit obligation				
Discount rate	**5.3**	6.0	**5.3**	6.2
Rate of compensation increase	**4.2**	4.9		

WEIGHTED AVERAGE HEALTH CARE TREND RATES

In determining the expected cost of health care benefits, health care costs were assumed to increase by 7.4% in 2005 and gradually decrease to a level of 4.7% for 2010 and thereafter. For 2005, the impact on the accrued post-retirement benefit obligation of a 1% increase (decrease) in assumed health care rates is a $51 million increase and a $43 million decrease, respectively. The impact on the post-retirement benefit expense of a 1% increase (decrease) in assumed health care rates is a $9 million increase and a $7 million decrease, respectively.

NOTE 20. EARNINGS PER SHARE

The following is a reconciliation of the numerators and the denominators of the basic and diluted earnings per common share computations:

FOR THE YEARS ENDED DECEMBER 31	2005	2004
Net earnings	**1,661**	1,543
Dividends on perpetual preferred shares	**(55)**	(51)
Net earnings available to common shareholders	**1,606**	1,492
Weighted number of common shares outstanding [millions]		
— Basic	**704.8**	703.9
Exercise of stock options	**8.4**	6.4
Shares assumed to be repurchased with proceeds from exercise of stock options	**(5.4)**	(4.0)
Weighted number of common shares outstanding [millions]		
— Diluted	**707.8**	706.3

NOTE 21. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table presents the fair value of the Corporation's financial instruments using the valuation methods and assumptions described below. Fair value represents the amount that would be exchanged in an arm's length transaction between willing parties and is best evidenced by a quoted market price, if one exists. Fair values are management's estimates and are generally calculated using market conditions at a specific point in time and may not reflect future fair values. The calculations are subjective in nature, involve uncertainties and matters of significant judgment.

	2005		2004	
	BOOK VALUE	FAIR VALUE	BOOK VALUE	FAIR VALUE
Assets				
Cash and cash equivalents	**4,642**	**4,642**	3,623	3,623
Investments [excluding real estate]	**84,992**	**88,870**	79,794	82,919
Other financial assets	**4,949**	**4,949**	4,426	4,426
Total financial assets	**94,583**	**98,461**	87,843	90,968
Liabilities				
Policy liabilities	**75,050**	**80,320**	70,095	73,568
Deposits and certificates	**693**	**694**	711	717
Debentures and other borrowings	**3,377**	**3,888**	3,554	3,858
Other financial liabilities	**9,755**	**9,755**	9,649	9,649
Total financial liabilities	**88,875**	**94,657**	84,009	87,792

Fair value is determined using the following methods and assumptions:

- The fair value of temporary financial instruments is assumed to be equal to book value due to their short-term maturities. These include cash and cash equivalents, dividends and interest receivable, premiums in the course of collection and amounts included in Other financial liabilities.
- Shares and bonds are valued at quoted market prices, when available. When a quoted market price is not readily available, alternative valuation methods may be used. Mortgage loans are determined by discounting the expected future cash flows at market interest rates for loans with similar credit risk.
- The fair value of policy liabilities is based on the fair value of the assets of Lifeco supporting them.
- Deposits and certificates are determined by discounting the contractual cash flows using market interest rates currently offered for deposits with similar terms and credit risks.
- Debentures and other borrowings are determined by reference to current market prices for debt with similar terms and risks.

NOTE 22. OFF-BALANCE SHEET FINANCIAL INSTRUMENTS

The Corporation and its subsidiaries, in the normal course of managing exposure to fluctuations in interest rates, foreign exchange rates and market risks, is party to various derivative financial instruments whose notional amount is not recorded on the Consolidated Balance Sheets.

The following table summarizes the portfolio of off-balance sheet financial instruments at December 31:

	NOTIONAL AMOUNT					
	1 YEAR OR LESS	1-5 YEARS	OVER 5 YEARS	TOTAL	MAXIMUM CREDIT RISK	TOTAL ESTIMATED FAIR VALUE
2005						
Interest rate contracts						
Futures — long	30	–	–	30	–	–
Futures — short	308	–	–	308	–	–
Interest rate swaps	929	681	636	2,246	117	100
Options written	26	–	–	26	–	–
Options purchased	–	–	547	547	72	72
	1,293	681	1,183	3,157	189	172
Foreign exchange contracts						
Forward contracts	884	–	–	884	12	7
Cross-currency swaps	143	1,062	2,622	3,827	534	496
	1,027	1,062	2,622	4,711	546	503
Market risk management						
Options purchased	–	23	–	23	–	–
Options written	–	31	–	31	–	(29)
Forward sales	6	–	–	6	1	1
Equity contracts	321	88	–	409	8	4
	327	142	–	469	9	(24)
	2,647	1,885	3,805	8,337	744	651
2004						
Interest rate contracts						
Futures — long	152	–	–	152	–	–
Futures — short	238	–	–	238	–	–
Interest rate swaps	978	621	545	2,144	46	27
Options written	–	26	–	26	–	(86)
Options purchased	360	–	655	1,015	60	59
	1,728	647	1,200	3,575	106	–
Foreign exchange contracts						
Forward contracts	1,119	–	–	1,119	1	(14)
Cross-currency swaps	212	1,100	1,619	2,931	350	305
	1,331	1,100	1,619	4,050	351	291
Market risk management						
Options purchased	24	23	–	47	1	1
Options written	29	31	–	60	–	(17)
Forward sales	11	5	–	16	–	(2)
Equity contracts	477	88	–	565	19	18
	541	147	–	688	20	–
	3,600	1,894	2,819	8,313	477	291

The amount subject to credit risk is limited to the current fair value of the instruments which are in a gain position. The maximum credit risk is presented without giving effect to any netting agreements or collateral arrangements and does not reflect actual or expected losses. The total estimated fair value represents the total amount that the Corporation would receive (or pay) to terminate all agreements at year-end. However, this does not represent a gain or loss to the Corporation as the hedged position is matched to certain of the Corporation's assets and liabilities. All counterparties are highly rated financial institutions on a diversified basis.

NOTE 23. CONTINGENT LIABILITIES

The Corporation's subsidiaries are subject to legal actions, including proposed class actions, arising in the normal course of business. It is not expected that any of these legal actions will have a material adverse effect on the consolidated financial position of the Corporation.

In addition, there are three proposed class proceedings in Ontario regarding the participation of the London Life and Great-West participating policyholder accounts in the financing of the acquisition of LIG in 1997 by Great-West. These proceedings are in their early stages, and it is difficult to predict their outcome with certainty. However, based on information presently known, these proceedings are not expected to have a material adverse effect on the consolidated financial position of the Corporation.

Subsidiaries of Lifeco have declared a partial windup in respect of Ontario defined benefit pension plans, which will not likely be completed for some time. The partial windups could involve the distribution of the amount of actuarial surplus, if any, attributable to the wound-up portion of the plan. However, many issues remain unclear, including the basis of surplus measurement and entitlement, and the method by which any surplus distribution would be implemented. In addition to the regulatory proceedings involving one of the partial windups, a related proposed class action proceeding has been commenced in Ontario. Based on information presently known, Lifeco has not established a provision for these matters, due to the significant uncertainty with regard to the issues and likely outcome. It is not expected that any of these matters will have a material adverse effect on the consolidated financial position of the Corporation.

Investors Group and Mackenzie are subject to legal actions, including class actions, arising in the normal course of their business. Three class actions related to alleged market timing trading activity in mutual funds of IGM have been commenced. Investors Group entered into settlement agreements in 2004 with a number of its securities regulators in respect of such market timing trading activity. Although it is difficult to predict the outcome of such legal actions, based on current knowledge and consultation with legal counsel, management does not expect the outcome of any of these matters, individually or in aggregate, to have a material adverse effect on the consolidated financial position of the Corporation.

NOTE 24. COMMITMENTS AND GUARANTEES

GUARANTEES

In the normal course of operations, the Corporation executes agreements that provide for indemnifications to third parties in transactions such as business dispositions, business acquisitions, loans and securitization transactions. The Corporation has also agreed to indemnify its directors and certain of its officers. The nature of these agreements precludes the possibility of making a reasonable estimate of the maximum potential amount the Corporation could be required to pay third parties as the agreements often do not specify a maximum amount and the amounts are dependent on the outcome of future contingent events, the nature and likelihood of which cannot be determined. Historically, the Corporation has not made any payments under such indemnification agreements.

SYNDICATED LETTERS OF CREDIT

Clients residing in the United States are required, pursuant to their insurance laws, to obtain letters of credit issued on behalf of LRG, a subsidiary of London Life, from approved banks in order to further secure LRG's obligations under certain reinsurance contracts.

LRG has a syndicated letter of credit facility providing US$650 million in letters of credit capacity. The facility was arranged in 2005 for a five-year term expiring November 15, 2010. Under the terms and conditions of the facility, collateralization may be required if a default under the letter of credit agreement occurs. LRG has issued US$611 million in letters of credit under the facility as at December 31, 2005. LRG and certain of its affiliates had issued US$748 million under a previous letter of credit facility at December 31, 2004. LRG has other bilateral letter of credit facilities totalling US$18 million (US$36 million in 2004).

CROWN LIFE ACQUISITION AGREEMENTS

As part of the 1999 acquisition by CLFC of the majority of Crown Life Insurance Company's (Crown Life) insurance operations, CLFC has the option, or may be obligated, to acquire the common shares of Crown Life and, through assumption reinsurance, the remaining insurance business of Crown Life at any time after January 1, 2004, subject to certain conditions, in which case CLFC would receive assets with a value equal to the liabilities assumed. The purchase price for the share would be the fair value of the assets backing Crown Life's common shareholders' equity.

NOTE 25. SEGMENTED INFORMATION

The following strategic business units constitute the Corporation's reportable operating segments:

- Lifeco offers in Canada, the United States and in Europe, a wide range of life insurance, health insurance, retirement and investment products, as well as reinsurance and specialty general insurance products to individuals, businesses and other private and public organizations.
- IGM offers a comprehensive package of financial planning services and investment products to its client base. IGM derives its revenues from a range of sources, but primarily from management fees, which are charged to its mutual funds for investment advisory and management services. IGM also earns revenue from fees charged to its mutual funds for administrative services.
- Parjointco N.V. holds the Corporation's interest in Pargesa Holding S.A., a holding company which holds diversified interests in a limited number of media, specialty minerals, cement and building materials, water, waste services and energy companies based in Europe.
- The segment entitled Other is made up of corporate activities of the Corporation and also includes consolidation adjustments.

The accounting policies of the operating segments are those described in the summary of significant accounting policies. The Corporation evaluates the performance based on the operating segment's contribution to consolidated net earnings. Revenues and assets are attributed to geographic areas based on the point of origin of revenues and the location of assets. The contribution to consolidated net earnings of each segment is calculated after taking into account the investment Lifeco and IGM have in each other (adjusted, in the case of Lifeco, to reflect the equity method of accounting for its investment in IGM).

INFORMATION ON PROFIT MEASURE

DECEMBER 31, 2005	LIFECO	IGM	PARJOINTCO	OTHER	TOTAL
Revenues					
Premium income	16,048			–	16,048
Net investment income	5,389	183		(45)	5,527
Fee income	2,434	2,164		(37)	4,561
	23,871	2,347		(82)	26,136
Expenses					
Insurance claims	17,435			–	17,435
Commissions	1,284	726		(37)	1,973
Operating expenses	2,454	555		54	3,063
Interest expense	187	90		53	330
	21,360	1,371		70	22,801
	2,511	976		(152)	3,335
Share of earnings of affiliate	–	–	121	–	121
Other income [charges] net	(22)	–	11	–	(11)
Earnings before income taxes and non-controlling interests	2,489	976	132	(152)	3,445
Income taxes	601	292	–	1	894
Non-controlling interests	661	302	–	(73)	890
Contribution to consolidated net earnings	1,227	382	132	(80)	1,661

INFORMATION ON ASSET MEASURE

DECEMBER 31, 2005	LIFECO	IGM	PARJOINTCO	OTHER	TOTAL
Goodwill	5,751	2,452			8,203
Total assets	102,161	6,807	1,501	427	110,896
Assets under administration	75,158	94,116			169,274

NOTE 25. SEGMENTED INFORMATION [CONTINUED]

GEOGRAPHIC INFORMATION

DECEMBER 31, 2005	CANADA	UNITED STATES	EUROPE	TOTAL
Revenues	**11,947**	**5,405**	**8,784**	**26,136**
Investment in affiliate, at equity	–	–	**1,501**	**1,501**
Goodwill and intangible assets	**8,765**	**54**	**1,737**	**10,556**
Total assets	**56,423**	**27,334**	**27,139**	**110,896**
Assets under administration	**132,970**	**17,008**	**19,296**	**169,274**

INFORMATION ON PROFIT MEASURE

DECEMBER 31, 2004	LIFECO	IGM	PARJOINTCO	OTHER	TOTAL [restated — Note 1]
Revenues					
Premium income	14,202			–	14,202
Net investment income	5,396	163		(50)	5,509
Fee income	2,273	1,956		(18)	4,211
	21,871	2,119		(68)	23,922
Expenses					
Insurance claims	15,490			–	15,490
Commissions	1,281	617		(18)	1,880
Operating expenses	2,533	515		48	3,096
Interest expense	205	96		53	354
	19,509	1,228		83	20,820
	2,362	891		(151)	3,102
Share of earnings of affiliate	–	–	126	–	126
Other income [charges] net	(44)	(29)	29	9	(35)
Earnings before income taxes and non-controlling interests	2,318	862	155	(142)	3,193
Income taxes	566	265	–	1	832
Non-controlling interests	624	265	–	(71)	818
Contribution to consolidated net earnings	1,128	332	155	(72)	1,543

INFORMATION ON ASSET MEASURE

DECEMBER 31, 2004	LIFECO	IGM	PARJOINTCO	OTHER	TOTAL
Goodwill	5,744	2,441			8,185
Total assets	95,851	6,473	1,647	208	104,179
Assets under administration	69,033	83,273			152,306

GEOGRAPHIC INFORMATION

DECEMBER 31, 2004	CANADA	UNITED STATES	EUROPE	TOTAL
Revenues	11,810	4,568	7,544	23,922
Investment in affiliate, at equity	–	–	1,647	1,647
Goodwill and intangible assets	8,760	55	1,778	10,593
Total assets	53,945	27,473	22,761	104,179
Assets under administration	117,731	16,820	17,755	152,306

AUDITORS' REPORT

TO THE SHAREHOLDERS OF POWER FINANCIAL CORPORATION

We have audited the consolidated balance sheets of Power Financial Corporation as at December 31, 2005 and 2004 and the consolidated statements of earnings, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Deloitte & Touche LLP.

Chartered Accountants
Montréal, Québec
March 24, 2006

POWER FINANCIAL CORPORATION

FIVE-YEAR FINANCIAL SUMMARY

DECEMBER 31 [in millions of dollars, except per share amounts]	2005	2004[1]	2003	2002	2001
CONSOLIDATED BALANCE SHEETS					
Cash and cash equivalents	**4,642**	3,623	3,646	2,437	2,120
Consolidated assets	**110,896**	104,179	105,436	68,319	67,069
Shareholders' equity	**9,398**	8,684	7,837	6,705	5,678
Consolidated assets and assets under administration	**280,170**	256,485	241,809	172,815	180,980
CONSOLIDATED STATEMENTS OF EARNINGS					
Revenues					
Premium income	**16,048**	14,202	7,069	11,187	10,477
Net investment income	**5,527**	5,509	4,773	3,813	3,916
Fee income	**4,561**	4,211	3,527	3,603	3,468
	26,136	23,922	15,369	18,603	17,861
Expenses					
Paid or credited to policyholders	**17,435**	15,490	8,346	12,593	12,030
Commissions	**1,973**	1,880	1,376	1,199	1,176
Operating expenses	**3,063**	3,096	2,726	2,452	2,595
Special charges	–	–	–	–	204
Financial charges	**330**	354	320	217	196
	22,801	20,820	12,768	16,461	16,201
	3,335	3,102	2,601	2,142	1,660
Share of earnings of affiliate	**121**	126	88	80	33
Other income [charges] — net	**(11)**	(35)	783	(85)	207
Income taxes	**894**	832	850	749	641
Amortization of goodwill	–	–	–	–	148
Non-controlling interests	**890**	818	612	408	240
Net earnings	**1,661**	1,543	2,010	980	871
Per share					
Operating earnings before amortization of goodwill in 2001 and non-recurring items	**2.33**	2.11	1.72	1.49	1.27
Net earnings — before amortization of goodwill in 2001	**2.28**	2.12	2.81	1.36	1.38
Net earnings	**2.28**	2.12	2.81	1.36	1.22
Dividends	**0.8700**	0.7300	0.6025	0.5200	0.4400
Book value at year-end	**11.63**	10.97	9.88	8.37	7.33
Market price					
High	**35.50**	32.16	25.44	22.25	19.35
Low	**29.76**	24.33	18.15	15.53	14.55
Year-end	**33.40**	31.99	24.77	18.15	19.05

[1] Restated for 2004 and prior years — see Note 1.

QUARTERLY FINANCIAL INFORMATION

[in millions of dollars, except per share amounts]	TOTAL REVENUES	NET EARNINGS	EARNINGS PER SHARE — BASIC	EARNINGS PER SHARE — DILUTED
2005				
First quarter	**6,987**	**379**	**0.52**	**0.52**
Second quarter	**6,295**	**451**	**0.62**	**0.62**
Third quarter	**5,748**	**390**	**0.54**	**0.53**
Fourth quarter	**7,106**	**441**	**0.60**	**0.60**
2004				
First quarter	5,799	335	0.46	0.46
Second quarter	6,398	431	0.59	0.59
Third quarter	5,456	377	0.52	0.52
Fourth quarter	6,269	400	0.55	0.55

PART C

MANAGEMENT'S DISCUSSION AND ANALYSIS

Page 94

FINANCIAL STATEMENTS AND NOTES

Page 138

Please note that the bottom of each page in Part C contains two different page numbers. A page number with the prefix "P" refers to the number of such page in this document and the page number without any prefix refers to the number of such page in the original document issued by Great-West Lifeco Inc.

The attached documents concerning Great-West Lifeco Inc. are documents prepared and publicly disclosed by such subsidiary. Certain statements in the attached documents, other than statements of historical fact, are forward-looking statements based on certain assumptions and the current expectations of the subsidiary as set forth therein. The reader is cautioned to consider these statements carefully and not to put undue reliance on forward-looking statements. For further information provided by the subsidiary as to the material factors that could cause actual results to differ materially from a conclusion, forecast or projection in the forward-looking information and the material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection set out in the forward-looking information, please see the attached documents, including the section entitled Forward-Looking Information.

The Management's Discussion and Analysis (MD&A) presents management's view of the financial condition, results of operations and cash flows of Great-West Lifeco Inc. (Lifeco or the Company) in 2005 compared with 2004. The MD&A provides an overall discussion, followed by analyses of the performance of its three major reportable segments: Canada, Europe and United States.

FORWARD-LOOKING INFORMATION

This document including comments made regarding the Company's financial outlook for 2006 contains forward-looking statements about Lifeco, including its business operations, strategy and expected financial performance and condition. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates" or negative versions thereof and similar expressions. In addition, any statement that may be made concerning future financial performance (including revenues, earnings or growth rates), ongoing business strategies or prospects, and possible future Lifeco action, is also a forward-looking statement.

Statements made by the Company in regards to the expected impact of foreign exchange translation rates in 2006 are forward-looking statements and are based on current expectations and projections about future events and are inherently subject to, among other things, risks, uncertainties and assumptions about Lifeco, economic factors and the insurance industry generally. They are not guarantees of future performance, and actual events and results could differ materially from those expressed or implied by forward-looking statements made by Lifeco due to, but not limited to, important factors such as general economic, political and market factors in North America and internationally, interest and foreign exchange rates, global equity and capital markets, business competition, technological change, changes in government regulations, unexpected judicial or regulatory proceedings, catastrophic events, and Lifeco's ability to complete strategic transactions and integrate acquisitions.

The reader is cautioned that the foregoing list of important factors is not exhaustive. The reader is also cautioned to consider these and other factors carefully and to not place undue reliance on forward-looking statements. Other than as specifically required by applicable law, Lifeco has no intention to update any forward-looking statements whether as a result of new information, future events or otherwise.

DISCLOSURE CONTROLS AND PROCEDURES

Based on their evaluations as of December 31, 2005, the Chief Executive Officer and the Chief Financial Officer have concluded that the Company's disclosure controls and procedures are effective at the reasonable assurance level in ensuring that information relating to the Company which is required to be disclosed in reports filed under provincial and territorial securities legislation (a) is recorded, processed, summarized and reported within the time periods specified in the provincial and territorial securities legislation, and (b) is accumulated and communicated to the Company's senior management, including the Chief Executive Officer and the Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

NON-GAAP FINANCIAL MEASURES

This report may also contain non-GAAP financial measures. Terms by which non-GAAP financial measures are identified include but are not limited to "adjusted net income", "earnings before restructuring costs", "net income before restructuring costs" and other similar expressions. Non-GAAP financial measures are used to provide management and investors with additional measures of performance. However, non-GAAP financial measures do not have standard meanings prescribed by GAAP and are not directly comparable to similar measures used by other companies. Please refer to the appropriate reconciliations of these non-GAAP financial measures to measures prescribed by GAAP.

SEGREGATED FUNDS DEPOSITS AND SELF-FUNDED PREMIUM EQUIVALENTS (ASO CONTRACTS)

The financial statements of a life insurance company do not include the assets, liabilities, deposits and withdrawals of segregated funds or the claims payments related to administrative services only (ASO) group health contracts. However, the Company does earn fee and other income related to these contracts. Both segregated funds and ASO contracts are an important aspect of the overall business of the Company and should be considered when comparing volumes, size and trends.

BASIS OF PRESENTATION AND SUMMARY OF ACCOUNTING POLICIES

The consolidated financial statements of Lifeco, which are the basis for data presented in this report, have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and presented in Canadian dollars unless otherwise indicated.

TRANSLATION OF FOREIGN CURRENCY

Through its operating subsidiaries, Lifeco conducts business in multiple currencies. The four primary currencies are the Canadian dollar, the United States dollar, the British pound, and the euro. Throughout this document, foreign currency assets and liabilities are translated into Canadian dollars at the market rate at the end of the financial period. All income and expense items are translated at an average rate for the period. The rates employed are:

Years ended December 31	Balance sheet	Operations	
	Assets & liabilities	Income & expenses	Net effective rate
United States dollar			
2005	**$ 1.17**	**$ 1.21**	**$ 1.3152**
2004	$ 1.20	$ 1.30	$ 1.5832
British pound			
2005	**$ 2.00**	**$ 2.21**	**$ 2.3272**
2004	$ 2.31	$ 2.38	$ 2.3238
Euro			
2005	**$ 1.38**	**$ 1.51**	**$ 1.6159**
2004	$ 1.63	$ 1.62	$ 1.6200

The net effective rate for the translation of foreign currency operations reflects the translation of foreign currency income and expenses at the average daily rate for the period together with realized gains and losses associated with forward foreign exchange contracts used to manage the translation volatility. During 2005, gains net of tax of $67 million ($111 million net of tax in 2004) were recognized on these contracts.

BUSINESSES OF LIFECO

Lifeco has operations in Canada, the United States and Europe through The Great-West Life Assurance Company (Great-West), London Life Insurance Company (London Life), The Canada Life Assurance Company (Canada Life), and Great-West Life & Annuity Insurance Company (GWL&A).

In Canada, Great-West and its operating subsidiaries, London Life and Canada Life (owned through holding companies London Insurance Group Inc. (LIG) and Canada Life Financial Corporation (CLFC), respectively), offer a broad portfolio of financial and benefit plan solutions for individuals, families, businesses and organizations, through a network of Freedom 55 Financial™ and Great-West financial security advisors, and through a multi-channel network of brokers, advisors and financial institutions.

In Europe, Canada Life is broadly organized along geographically defined market segments and offers protection and wealth management products and reinsurance. The Europe segment is comprised of two distinct business units: Insurance & Annuities, which consists of operations in the United Kingdom, Isle of Man, Republic of Ireland and Germany; and Reinsurance, which operates primarily in the United States, Barbados and Ireland. Reinsurance products are provided through Canada Life, London Reinsurance Group Inc. (LRG) and their subsidiaries.

In the U.S., GWL&A is a leader in providing self-funded employee health plans for businesses and in meeting the retirement income needs of employees in the public/non-profit and corporate sectors. It serves its customers nationwide through a range of health care and financial products and services marketed through brokers, consultants and group representatives, and through partnerships with other financial institutions.

Lifeco currently has no other holdings and carries on no business or activities unrelated to its holdings in Great-West, GWL&A and their subsidiaries. Lifeco is not restricted to investing in the shares of Great-West, GWL&A and their subsidiaries and may make other investments in the future.

TRANSACTIONS WITH RELATED PARTIES

In the normal course of business, Great-West provided insurance benefits to other companies within the Power Financial Corporation group of companies. In all cases, transactions were at market terms and conditions.

During the year, Great-West provided to and received from IGM Financial Inc. and its subsidiaries (IGM), a member of the Power Financial Corporation group of companies, certain administrative services. Great-West also provided life insurance, annuity, critical illness and disability insurance products under a distribution agreement with IGM. London Life provided distribution services to IGM. All transactions were provided on terms and conditions at least as favourable as market terms and conditions.

At December 31, 2005, 9,206,243 shares of IGM were held by the Company as an investment (9,207,375 in 2004). The fair value of the shares was $425 million at December 31, 2005 ($337 million in 2004).

During 2005, Great-West, London Life and segregated funds maintained by London Life purchased residential mortgages of $123 million from IGM ($77 million in 2004). Great-West and London Life sold residential mortgages of $6 million ($17 million in 2004) to segregated funds maintained by Great-West and $46 million ($110 million in 2004) to segregated funds maintained by London Life. All transactions were at market terms and conditions.

CONSOLIDATED OPERATING RESULTS

Selected Consolidated Financial Information (in $ millions, except per share amounts)

	For the three months ended December 31			For the twelve months ended December 31		
	2005	2004	% Change	2005	2004	% Change
Premiums:						
Life insurance, guaranteed annuities and insured health products	$ 4,543	$ 3,764	21%	$ 16,048	$ 14,202	13%
Self-funded premium equivalents (ASO contracts)	1,850	1,912	-3%	7,535	7,981	-6%
Segregated funds deposits:						
Individual products	1,861	1,377	35%	6,254	5,501	14%
Group products	1,268	1,275	-1%	5,040	6,406	-21%
Total premiums and deposits	9,522	8,328	14%	34,877	34,090	2%
Fee and other income	601	599	0%	2,434	2,273	7%
Paid or credited to policyholders	4,888	4,001	22%	17,435	15,490	13%
Net income attributable to:						
Common shareholders before adjustments [1]	469	423	11%	1,802	1,630	11%
Adjustments after tax [1]	13	14		60	30	
Common shareholders	456	409	11%	1,742	1,600	9%
Per common share						
Basic earnings before adjustments [1]	$ 0.526	$ 0.475	11%	$ 2.022	$ 1.827	11%
Adjustments after tax [1]	0.014	0.016		0.067	0.033	
Basic earnings after adjustments	0.512	0.459	12%	1.955	1.794	9%
Dividends paid	0.210	0.18125	16%	0.810	0.685	18%
Book value				9.76	9.13	7%
Return on common shareholders' equity						
Net income before adjustments [1]				20.9%	20.8%	
Net income				20.7%	20.5%	
At December 31						
Total assets				$ 102,161	$ 95,851	7%
Segregated funds assets				75,158	69,033	9%
Total assets under administration				$ 177,319	$ 164,884	8%
Capital stock and surplus				$ 9,489	$ 8,628	10%

(1) Net income, basic earnings per common share and return on common shareholders' equity are presented before the following adjustments as a non-GAAP financial measure of earnings performance:
(a) Following the acquisition of CLFC by the Company, a plan was developed to restructure and exit selected operations of CLFC. Shareholder net income includes restructuring costs related to the acquisition of CLFC of $17 after tax, or $0.019 per common share for the year ended December 31, 2005 ($30 after tax, or $0.033 per common share for the twelve months ended December 31, 2004).
(b) 2005 results include a charge of $43 after tax in the shareholder account, or $0.048 per common share, related to provisions for expected losses arising from hurricane damage in 2005.

QUARTERLY FINANCIAL INFORMATION

Quarterly financial information

		Total revenue [1]	Net income – common shareholders			Adjusted net income – common shareholders [2]		
			Total	Basic per share	Diluted per share	Total	Basic per share	Diluted per share
2005	**Fourth quarter**	**$ 6,518**	**$ 456**	**$ 0.512**	**$ 0.509**	**$ 469**	**$ 0.526**	**$ 0.523**
	Third quarter	**5,188**	**421**	**0.472**	**0.468**	**455**	**0.510**	**0.506**
	Second quarter	**5,731**	**446**	**0.500**	**0.496**	**455**	**0.511**	**0.506**
	First quarter	**6,434**	**419**	**0.471**	**0.466**	**423**	**0.475**	**0.471**
2004	Fourth quarter	$ 5,740	$ 409	$ 0.459	$ 0.455	$ 423	$ 0.475	$ 0.471
	Third quarter	4,946	414	0.466	0.462	417	0.468	0.464
	Second quarter	5,884	401	0.448	0.444	407	0.456	0.452
	First quarter	5,301	376	0.421	0.417	383	0.428	0.424

(1) Total revenue for 2004 has been restated to reflect the reclassification of financing charges from net investment income. Financing charges include interest on long-term debentures and other borrowings, previously included in net investment income together with distributions on capital trust securities and preferred shares now classified as liabilities as described in the "Change in Accounting Policies" section of this report.

(2) Adjusted net income is presented as a non-GAAP financial measure of earnings performance before restructuring costs related to the acquisition of CLFC and incurred during the period, and provisions for expected losses arising from hurricane damage in 2005. Refer to "Non-GAAP Financial Measures" section of this report.

Adjustments: After-tax restructuring costs related to the acquisition of CLFC of $0 million and $13 million for provisions for expected losses arising from hurricane damage for the fourth quarter of 2005 ($17 million and $43 million, respectively, for the twelve months of 2005).

		Net income – common shareholders		
		Total	Basic per share	Diluted per share
2005	**Fourth quarter**	**$ 13**	**$ 0.014**	**$ 0.014**
	Third quarter	**34**	**0.038**	**0.038**
	Second quarter	**9**	**0.011**	**0.010**
	First quarter	**4**	**0.004**	**0.005**

		Net income – common shareholders		
		Total	Basic per share	Diluted per share
2004	Fourth quarter	$ 14	$ 0.016	$ 0.016
	Third quarter	3	0.002	0.002
	Second quarter	6	0.008	0.008
	First quarter	7	0.007	0.007

Summary of Quarterly Results

Lifeco's adjusted net income attributable to common shareholders was $469 million for the fourth quarter of 2005, compared to $423 million reported a year ago, an increase of 11%. On a per share basis, this represents $0.526 per common share ($0.523 diluted) for the fourth quarter of 2005 compared to $0.475 per common share ($0.471 diluted) a year ago.

Net income attributable to common shareholders for the quarter was $456 million or $0.512 per common share ($0.509 diluted), compared to $409 million or $0.459 per common share ($0.455 diluted) in 2004. The improvement is attributable to the Canadian and European operating segments.

Canada – For the fourth quarter, net income attributable to common shareholders increased to $171 million compared to $150 million in 2004.

Europe – For the fourth quarter, net income attributable to common shareholders increased to $122 million compared to $111 million in 2004.

United States – For the fourth quarter, net income attributable to common shareholders was $161 million compared to $166 million in 2004.

Lifeco Corporate – For the fourth quarter, Lifeco Corporate net income attributable to common shareholders was net income of $2 million compared to a charge of $18 million in 2004.

Total revenue for the fourth quarter of 2005 was $6,518 million and was comprised of premium income of $4,543 million, net investment income of $1,374 million and fee and other income of $601 million. Total revenue for the fourth quarter of 2004 was $5,740 million. It was comprised of premium income of $3,764 million, net investment income of $1,377 million and fee and other income of $599 million.

Selected annual information (in $ millions, except per share amounts)

Years ended December 31	2005	2004	2003
Total revenue	**$ 23,871**	$ 21,871	$ 18,908
Bulk reinsurance	**–**	–	(5,372)
Net	**23,871**	21,871	13,536
Net income per common shareholder			
Basic adjusted	**$ 2.022**	$ 1.827	$ 1.499
Basic	**1.955**	1.794	1.475
Diluted	**1.939**	1.778	1.461
Total assets			
General fund assets	**$102,161**	$ 95,851	$ 97,451
Segregated funds assets	**75,158**	69,033	61,699
Total assets under administration	**177,319**	164,884	159,150
Total liabilities	**$ 89,130**	$ 83,753	$ 86,443
Dividends paid per share			
Series C First Preferred	**$ –**	$ –	$1.453125
Series D First Preferred	**1.1750**	1.1750	1.1750
Series E First Preferred	**1.2000**	1.2000	0.56959
Series F First Preferred	**1.4750**	1.4750	0.70012
Series G First Preferred	**1.30**	0.38466	–
Series H First Preferred	**0.4659**	–	–
Class A Series 1	**–**	1.0417	1.250
Common	**0.810**	0.685	0.5625

GREAT-WEST LIFECO INC.

CONSOLIDATED OPERATING RESULTS

Net Income – common shareholders

	For the three months ended December 31			For the twelve months ended December 31		
	2005	2004	% Change	2005	2004	% Change
Canada	$ **171**	$ 150	14%	$ **773**	$ 646	20%
Europe	**122**	111	10%	**399**	356	12%
United States	**161**	166	-3%	**606**	636	-5%
Lifeco Corporate						
Total holding company	**2**	(4)		**(19)**	(8)	
Restructuring costs	**–**	(14)		**(17)**	(30)	
Total Lifeco Corporate	**2**	(18)		**(36)**	(38)	
Total Lifeco	$ **456**	$ 409	11%	$ **1,742**	$ 1,600	9%

Net income

Consolidated net income of Lifeco includes the net income of Great-West and its operating subsidiaries London Life and Canada Life, and GWL&A, together with Lifeco's corporate results.

For the twelve months ended December 31, 2005, adjusted net income attributable to common shareholders, was $1,802 million, an increase of 11% compared to $1,630 million for 2004, or $2.022 per common share, an increase of 11% compared to $1.827 per common share for 2004. Net income attributable to common shareholders was $1,742 million or $1.955 per common share for the twelve months of 2005.

Canada – Consolidated net income of the Canadian segment for 2005 increased 20% to $773 million from $646 million in 2004. The increase was due to a 16% increase in Group Insurance, an 11% increase in Individual Insurance & Investment Products, and a reduction of Corporate charges resulting from lower financing costs and income taxes.

Europe – Consolidated net income of the European segment for 2005 increased $43 million to $399 million from $356 million in 2004. Insurance & Annuities increased 26%, while Reinsurance decreased to $62 million compared to $88 million in 2004 mainly as a result of a provision for expected losses arising from hurricane damage in 2005.

United States – Consolidated net income of the United States segment for 2005 was $606 million compared to $636 million in 2004. The decrease was mainly due to the strengthening of the Canadian dollar as Healthcare increased $9 million and Financial Services increased $39 million in U.S. dollars.

Lifeco Corporate – Lifeco Corporate net income was a charge of $36 million compared to a charge of $38 million in 2004. The 2005 result includes the final $17 million after-tax of charges to earnings related to restructuring activities undertaken in connection with the CLFC acquisition. The restructuring program, which began in 2003, was completed in 2005 at a total cost of $446 million, with $350 million capitalized as part of the CLFC purchase equation, and $96 million being charged to expense. The restructuring program has enabled the Company to achieve expense synergies well in excess of its original expectations.

Premiums and deposits

Premiums and deposits includes premiums on risk-based insurance and annuity products as well as premium equivalents on self-funded group insurance administrative services only contracts, and deposits on individual and group segregated fund products.

For the fourth quarter, consolidated premiums and deposits were $9,522 million, up $1,194 million over the fourth quarter of 2004. The $1,194 million increase was attributable to Europe and Canada, which were up $1,120 million and $146 million, respectively. The United States was down $72 million compared to 2004.

For the year, consolidated premiums and deposits were $34,877 million, up $787 million over 2004. The $787 million increase was attributable to Europe and United States, which were up $1,406 million and $557 million, respectively. Canada was down $1,176 million compared to 2004.

Fee and other income

In addition to providing traditional risk-based insurance products, the Company also provides certain products on a fee-for-service basis. The most significant of these products are segregated funds, for which the Company earns investment management fees, and ASO contracts, under which the Company provides group insurance benefit plan administration on a cost-plus basis.

For the fourth quarter, consolidated fee income was $601 million, up $2 million over the fourth quarter of 2004. The $2 million increase was attributable to Canada, which was up $25 million. This was offset by Europe, which was down $23 million from the fourth quarter of 2004.

For the year, consolidated fee income was $2,434 million, up $161 million over 2004. The $161 million increase was attributable to Canada and Europe, which were up $92 million and $91 million, respectively. Fee income in the United States was down $22 million compared to 2004.

Paid or credited to policyholders

This amount includes increases in policy liabilities, claims, surrenders, annuity and maturity payments, dividend and experience refund payments for risk-based products, but does not include benefit payment amounts for fee-based products (ASO contracts and segregated funds).

For the fourth quarter, consolidated amounts paid or credited to policyholders were $4,888 million up $887 million over the fourth quarter of 2004. The $887 million increase was attributable to Europe and Canada, which were up $739 million and $201 million, respectively. This was partly offset by United States, which was down $53 million from the fourth quarter of 2004.

For the year, consolidated amounts paid or credited to policyholders were $17,435 million, up $1,945 million over 2004. The $1,945 million increase was attributable to Europe and United States, which were up $1,119 million and $1,052 million, respectively. This was partly offset by Canada, which was down $226 million compared to 2004.

2006 outlook

The Company anticipates good growth in its earnings during 2006, when measured in local currencies. Growth in earnings in Canadian dollars, however, will be more negatively impacted in 2006 by currency translation than was the case in 2005.

As a result the Company anticipates realizing a level of annual earnings growth in 2006, as reported in Canadian dollars, which is lower than the level of annual earnings growth that was realized in 2005.

The strength of the Canadian dollar against the U.S. dollar and European currencies is currently expected to have a negative impact on 2006 earnings of $130 to $140 million dollars, after tax, compared to earnings levels which would have been anticipated in 2006 using the effective exchange rates experienced by the Company in 2005. This estimate assumes current spot rates remain as they are for the balance of the year and that the Company does not engage in any hedging activity as the year progresses.

CONSOLIDATED FINANCIAL POSITION

Consolidated total assets December 31

	2005			
	Canada	Europe	United States	Total
Assets				
Invested assets	**$ 42,587**	**$ 20,640**	**$ 26,153**	**$ 89,380**
Goodwill and intangible assets	**4,989**	**1,737**	**54**	**6,780**
Other assets	**1,613**	**3,261**	**1,127**	**6,001**
Total assets	**$ 49,189**	**$ 25,638**	**$ 27,334**	**$102,161**

	2004			
	Canada	Europe	United States	Total
Assets				
Invested assets	$ 40,902	$ 16,494	$ 26,140	$ 83,536
Goodwill and intangible assets	5,003	1,778	55	6,836
Other assets	1,359	2,842	1,278	5,479
Total assets	$ 47,264	$ 21,114	$ 27,473	$ 95,851

Assets

Assets under administration December 31

	2005	2004
Invested assets	**$ 89,380**	$ 83,536
Goodwill and intangible assets	**6,780**	6,836
Other general fund assets	**6,001**	5,479
Total assets	**102,161**	95,851
Segregated funds assets	**75,158**	69,033
Total assets under administration	**$177,319**	$164,884

Total assets under administration

Total assets under administration at December 31, 2005 were $177 billion, an increase of approximately $12 billion from December 31, 2004. General fund assets increased by $6 billion and segregated funds assets also increased by $6 billion compared with December 31, 2004. General fund assets increased primarily as a result of the acquisition of approximately $4.4 billion (£2.2 billion) of payout annuities business from Phoenix and London Assurance Limited ("Phoenix and London") as described in the Europe segment.

Invested assets

The Company manages its general fund assets to support the cash flow, liquidity and profitability requirements of the Company's insurance and investment products. The Company follows prudent and conservative investment policies, so that assets are not unduly exposed to concentration, credit or market risks. The Company implements strategies within the overall framework of the Company's policies, reviewing and adjusting them on an ongoing basis in light of liability cash flows and capital market conditions. The majority of investments of the general fund are in medium-term and long-term fixed-income investments, primarily bonds and mortgages, reflecting the characteristics of the Company's liabilities.

Invested assets at December 31, 2005 were $89.4 billion, an increase of $5.9 billion from December 31, 2004. The distribution of assets has not changed materially and remains heavily weighted to bonds and mortgages.

Asset distribution December 31

	2005		2004	
Government bonds	**$ 21,738**	**24%**	$ 21,094	25%
Corporate bonds	**37,560**	**42**	33,866	41
Mortgages	**14,605**	**16**	14,554	17
Stocks	**4,028**	**5**	3,405	4
Real estate	**1,842**	**2**	1,646	2
Sub-total portfolio investments	**79,773**		74,565	
Cash & certificates of deposit	**2,961**	**3**	2,472	3
Policy loans	**6,646**	**8**	6,499	8
Total invested assets	**$ 89,380**	**100%**	$ 83,536	100%

Bond portfolio

The total bond portfolio increased to $59.3 billion or 66% of invested assets at December 31, 2005, from $55.0 billion or 66% at December 31, 2004. Federal, provincial and other government securities represented 37% of the bond portfolio, compared to 38% in 2004. The overall quality of the bond portfolio remained high, with 98% of the portfolio rated investment grade and 86% rated A or higher. The excess of fair value over carrying value at December 31, 2005 was $2,620 million ($2,052 million at December 31, 2004).

Bond portfolio quality December 31

(excludes $2,148 million short-term investments, $2,435 million in 2004)

	2005		2004	
Estimated rating				
AAA	**$ 26,087**	**46%**	$ 24,136	46%
AA	**8,757**	**15**	7,393	14
A	**14,499**	**25**	12,737	24
BBB	**7,006**	**12**	7,502	14
BB or lower	**801**	**2**	757	2
Total	**$ 57,150**	**100%**	$ 52,525	100%

Mortgage portfolio

The total mortgage portfolio at $14.6 billion or 16% of invested assets at December 31, 2005 is comparable to December 31, 2004. The mortgage portfolio consisted of 50% commercial loans, 39% multi-family residential loans and 11% single family residential loans. Total insured loans were $4.9 billion or 34% of the mortgage portfolio. The excess of fair value over carrying value at December 31, 2005 was $672 million ($596 million at December 31, 2004).

Mortgage portfolio December 31

Mortgage loans by type	2005 Insured	2005 Non-insured	2005 Total		2004 Total	
Single family residential	$ 776	$ 766	$ 1,542	11%	$ 1,591	11%
Multi-family residential	3,819	1,882	5,701	39	5,343	37
Commercial	346	7,016	7,362	50	7,620	52
Total mortgages	$ 4,941	$ 9,664	$ 14,605	100%	$ 14,554	100%

It is the Company's practice to acquire only high quality commercial loans meeting strict underwriting standards and diversification criteria. The Company has a well-defined risk rating system, which it uses in its underwriting and credit monitoring processes for commercial mortgages. Residential loans are originated by the Company's mortgage specialists in accordance with well-established underwriting standards and are well-diversified across each geographic region.

Equity portfolio

The total equity portfolio was $5.9 billion or 7% of invested assets at December 31, 2005 compared to $5.1 billion or 6% of invested assets at December 31, 2004. The equity portfolio consists primarily of high quality publicly traded stocks and institutional-grade income producing real estate located in major economic centers. The excess of fair value over carrying value at December 31, 2005 was $896 million ($638 million at December 31, 2004).

Asset quality – general fund assets

Non-investment grade bonds were $801 million or 1.4% of the bond portfolio at December 31, 2005, compared with $757 million or 1.4% of the bond portfolio at December 31, 2004. The increase is due to downgrades of issuers that are held in the portfolio.

Non-performing investments, including bonds in default, mortgages in the process of foreclosure or in arrears 90 days or more, and real estate acquired by foreclosure, totalled $165 million or 0.21% of portfolio investments at December 31, 2005, compared with $172 million and 0.23% at December 31, 2004. Total allowances for credit losses at December 31, 2005 were $119 million, compared with $190 million at December 31, 2004. Additional provisions for future credit losses related to assets backing liabilities are included in actuarial liabilities and amount to $1,178 million at December 31, 2005 ($959 million at December 31, 2004).

The Company's allowance for credit losses decreased by $71 million to $119 million at December 31, 2005. The combination of the allowance for credit losses of $119 million, together with the $1,178 million provision for future credit losses in actuarial liabilities represents 1.7% of bond, mortgage and real estate assets at December 31, 2005 (1.6% at December 31, 2004).

Fair value

The fair value of invested assets exceeded their carrying value by $4.2 billion as at December 31, 2005, compared to $3.3 billion at December 31, 2004. Changes in the fair value of assets supporting the actuarial and other liabilities of the Company's operating funds generally will not result in a corresponding change in net income due to corresponding changes in the fair value of actuarial and other liabilities that are matched with those assets. However, the excess of fair value over carrying value, as well as the deferred net realized gains, on assets supporting shareholders' equity and subordinated debentures will in time be amortized to net income.

Other general fund assets December 31

	2005	2004
Funds held by ceding insurers	$ 2,556	$ 2,337
Other assets	3,445	3,142
Total other general fund assets	$ 6,001	$ 5,479

Funds held by ceding insurers increased $219 million. Other assets, at $3.4 billion, is made up of several items including premiums in course of collection, future income taxes, interest due and accrued, fixed assets, prepaid amounts, and accounts receivable.

Non-performong loans December 31

Asset Class	2005 Bonds	2005 Mortgages	2005 Foreclosed real estate	2005 Total	2004 Bonds	2004 Mortgages	2004 Foreclosed real estate	2004 Total
Non-performing loans	$ 137	$ 17	$ 11	$ 165	$ 150	$ 20	$ 2	$ 172

Allowances for credit losses December 31

	2005 Specific provisions	2005 Non-specific provisions	2005 Total	2004 Specific provisions	2004 Non-specific provisions	2004 Total
Bonds and mortgage loans	$ 51	$ 68	$ 119	$ 97	$ 93	$ 190

Segregated funds

Segregated funds assets under management, which are measured at market values, increased by $6.1 billion to $75.2 billion at December 31, 2005. The growth resulted from net deposits of $2.4 billion and net market gains of $3.7 billion. Net market value gains of $3.7 billion were comprised of gains of $7.1 billion, offset by currency translation losses due to the strengthening of the Canadian dollar.

Segregated funds assets December 31

	2005	2004	2003
Stocks	**$ 52,415**	$ 45,398	$ 40,970
Bonds	**13,928**	15,710	14,502
Mortgages	**1,842**	1,613	1,466
Real estate	**4,180**	3,423	3,119
Cash and other	**2,793**	2,889	1,642
Total	**$ 75,158**	$ 69,033	$ 61,699
Year-over-year growth	**9%**	12%	

Outlook – investment

The Company's investment portfolio is broadly diversified and encompasses strategies to generate appropriate asset mixes and returns relative to the terms and characteristics of the Company's liabilities. The majority of the investment program for the general funds will continue to be in medium to long-term fixed income instruments, primarily bonds and mortgages. Investments in equity markets and other asset classes will continue to be reviewed as risk-adjusted market opportunities arise.

In addition to managing the general funds of the Company, the Investment Division and its investment subsidiaries remain closely aligned with the Company's segregated funds and third-party asset management lines of business, and will continue to develop its infrastructure to deliver superior service to clients.

Liabilities

Total liabilities December 31

	2005	2004
Policy liabilities	**$ 75,050**	$ 70,095
Net deferred gains on portfolio investments sold	**2,598**	2,164
Other general fund liabilities	**11,482**	11,494
Total liabilities	**$ 89,130**	$ 83,753

Total liabilities at December 31, 2005 were $89.1 billion, an increase of 6% from December 31, 2004.

Policy liabilities

Policy liabilities, at $75.0 billion, were up 7% from December 31, 2004, due primarily to the acquisition of approximately $4.4 billion (£2.2 billion) of payout annuities business from Phoenix and London in the Company's Europe segment.

Actuarial liabilities represent the amounts which, together with estimated future premiums and investment income, will be sufficient to pay estimated future benefits, dividends, and expenses on policies in force. Actuarial liabilities are determined using generally accepted actuarial practices, according to standards established by the Canadian Institute of Actuaries.

Asset and liability cash flows are carefully matched to minimize the financial effects of a shift in interest rates. This practice has been in effect for several years and has helped shield the Company's financial position from past significant interest rate volatility.

Assets supporting actuarial liabilities December 31

	Participating	Canada	Europe	United States	Total
2005					
Bonds	**$ 12,164**	**$ 10,347**	**$ 11,363**	**$ 10,696**	**$ 44,570**
Mortgage loans	**4,707**	**4,579**	**660**	**1,590**	**11,536**
Stocks	**1,845**	**586**	**162**	**19**	**2,612**
Real estate	**110**	**8**	**669**	**–**	**787**
Other	**7,295**	**428**	**3,501**	**534**	**11,758**
Total assets	**$ 26,121**	**$ 15,948**	**$ 16,355**	**$ 12,839**	**$ 71,263**
Total actuarial liabilities	**$ 26,121**	**$ 15,948**	**$ 16,355**	**$ 12,839**	**$ 71,263**
2004					
Bonds	$ 12,935	$ 9,921	$ 7,440	$ 9,944	$ 40,240
Mortgage loans	4,378	4,813	768	2,056	12,015
Stocks	768	450	221	114	1,553
Real estate	126	15	548	–	689
Other	6,877	863	2,541	1,044	11,325
Total assets	$ 25,084	$ 16,062	$ 11,518	$ 13,158	$ 65,822
Total actuarial liabilities	$ 25,084	$ 16,062	$ 11,518	$ 13,158	$ 65,822

Other assets include: loans to policyholders, cash and certificates of deposit, funds held by ceding insurers, premiums in the course of collection, interest due and accrued, future income taxes, fixed assets, prepaid expenses, accounts receivable and accrued pension assets.

Other general fund liabilities

Other general fund liabilities December 31

	2005	2004
Debentures and other borrowings	**$ 1,903**	$ 2,088
Funds held under reinsurance contracts	**4,325**	4,374
Repurchase agreements	**936**	676
Other liabilities	**4,318**	4,356
Total other general fund liabilities	**$ 11,482**	$ 11,494

Total other general fund liabilities at December 31, 2005 were $11.5 billion, a decrease of $12 million from December 31, 2004. Other liabilities were $4.3 billion unchanged from December 31, 2004 levels, and include trade payables, accruals and provisions for post-retirement benefits.

Debentures and other borrowings include $1,572 million of long-term debt associated with the Canadian segment on both a direct basis and through its subsidiary CLFC, and $205 million (US $175 million) of capital securities issued in the U.S. through its subsidiary Great-West Life & Annuity Insurance Capital, LP.

In 2005, the Company repaid the remaining outstanding balance of $150 million of a term debt facility that formed part of the financing for the CLFC acquisition.

On November 28, 2005, the Company amended the terms of its 6.67% Debentures due March 21, 2033. A supplemental trust indenture provides the holders of these debentures with an additional event of default restricting the manner in which the Company may refinance its outstanding preferred shares that are considered by the Company to be permanent capital.

Preferred Shares and Capital Trust Securities

Preferred shares other than perpetual preferred shares (which include soft-retractable and fixed/floating shares) and capital trust securities and debentures were reclassified from capital stock and non-controlling interests, respectively, as discussed in the "Changes in Accounting Policies" section.

Preferred shares

At December 31, 2005 the Company had 7,978,900 4.70% Non-Cumulative First Preferred Shares, Series D and 23,499,915 4.80% Non-Cumulative First Preferred Shares, Series E outstanding with stated values of $199 million and $588 million, respectively.

The terms and conditions of the 4.70% Non-Cumulative First Preferred Shares, Series D and 4.80% Non-Cumulative First Preferred Shares, Series E allow the holder to convert to common shares of the Company after a specified period of time. The Company, at its option, may redeem these shares before the holders are entitled to convert them to common shares of the Company. Preferred shares of this type are commonly referred to as soft-retractable and represent a form of financing with a term that is effectively fixed.

During 2005, the Company announced a normal course issuer bid commencing September 1, 2005 and terminating August 31, 2006 to purchase for cancellation up to but not more than 799,600 Non-Cumulative First Preferred Shares, Series D, and 2,380,000 Non-Cumulative First Preferred Shares, Series E. During the year, 21,100 Series D 4.70% Non-Cumulative First Preferred Shares, and 368,200 Series E 4.80% Non-Cumulative First Preferred Shares, were purchased pursuant to the Company's Normal Course Issuer Bid for a total cost of $1 million and $10 million or an average of $27.23 and $28.10 per share, respectively. Lifeco utilizes this normal course issuer bid program to reduce overall use of financial leverage represented by debt and non-perpetual preferred shares.

Capital trust securities and debentures

Great-West Life Capital Trust (GWLCT), a trust established by Great-West in December 2002, had issued $350 million of capital trust securities, the proceeds of which were used by GWLCT to purchase Great-West senior debentures in the amount of $350 million, and Canada Life Capital Trust (CLCT), a trust established by Canada Life in February 2002, had issued $450 million of capital trust securities, the proceeds of which were used by CLCT to purchase Canada Life senior debentures in the amount of $450 million. Effective January 1, 2005 the Company is not consolidating GWLCT and CLCT as discussed in the "Changes in Accounting Policies" section. The impact of this is to not consolidate the capital trust securities issued by GWLCT and CLCT and to recognize the debentures issued to the trusts by Great-West and Canada Life. The main features of the trust units are as follows:

Great-West Life Capital Trust Securities (GREATs) – GWLCT issued $350 million of non-voting GREATs. Each holder of the GREATs is entitled to receive a semi-annual non-cumulative fixed cash distribution of $29.975 per GREATs, representing an annual yield of 5.995%, payable out of GWLCT's net distributable funds. Subject to regulatory approval, GWLCT may redeem the GREATs, in whole or in part, at any time on or after December 31, 2007 and, under limited circumstances may redeem all, but not less than all of the GREATs prior to December 31, 2007.

Canada Life Capital Trust Securities (CLiCS) – CLCT issued $450 million of non-voting CLiCS consisting of $300 million of non-voting CLiCS – Series A and $150 million of non-voting CLiCS – Series B. Each holder of the CLiCS – Series A and CLiCS – Series B is entitled to receive a semi-annual non-cumulative fixed cash distribution of $33.395 and $37.645 per CLiCS, respectively, representing an annual yield of 6.679% and 7.529%, payable out of CLCT's net distributable funds. Subject to regulatory approval, CLCT may redeem the CLiCS, in whole or in part, at any time on or after June 30, 2007 and, under limited circumstances may redeem all, but not less than all of the CLiCS prior to June 30, 2007.

At December 31, 2005, subsidiaries of the Company held $186 million of these securities as temporary investments ($186 million at December 31, 2004).

Non-Controlling Interests

Non-controlling interests include participating policyholder undistributed surplus and preferred shares issued by subsidiaries.

Non-controlling interests December 31

	2005	2004
Participating surplus:		
Great-West	$ 372	$ 360
London Life	1,151	1,081
Canada Life	25	17
GWL&A	193	196
	$ 1,741	$ 1,654
Preferred shares issued by subsidiaries:		
Great-West Series L, 5.20% Non-Cumulative	$ 52	$ 52
Great-West Series O, 5.55% Non-Cumulative	157	157
	$ 209	$ 209
Perpetual preferred shares issued by subsidiaries:		
CLFC Series B, 6.25% Non-cumulative	$ 145	$ 145
Acquisition related fair market value adjustment	12	14
	$ 157	$ 159

Capital Stock and Surplus

In establishing the appropriate mix of capital required to support the operations of the Company and its subsidiaries, management utilizes a variety of debt, equity and other hybrid instruments giving consideration to both the short and long-term capital needs of the Company.

Capital stock outstanding at December 31, 2005 was $5,459 million, which was comprised of $799 million perpetual preferred shares and $4,660 million common shares.

At December 31, 2005 the Company had 890,689,076 common shares outstanding with a stated value of $4,660 million compared to 890,592,348 with a stated value of $4,651 million at December 31, 2004. During the year, 2,012,600 common shares were purchased for cancellation pursuant to the Company's normal course issuer bid at a total cost of $57 million or $28.32 per share and 2,109,328 common shares were issued under the Company's Stock Option Plan for a total value of $19 million or $9.11 per share.

At December 31, 2005, the Company had three series of perpetual preferred shares outstanding with an aggregate stated value of $799 million. The terms and conditions of the $199 million, 5.90% Non-Cumulative First Preferred Shares, Series F, the $300 million, 5.20% Non-Cumulative First Preferred Shares, Series G and the $300 million, 4.85% Non-Cumulative First Preferred Shares, Series H do not allow the holder to convert to common shares of the Company or otherwise cause the Company to redeem the shares. Preferred shares of this type are commonly referred to as perpetual and represent a form of financing that does not have a fixed term. The Company, at its option, may redeem the Series F shares on or after September 30, 2008, the Series G shares on or after December 31, 2009 and the Series H shares on or after September 30, 2010. The Company regards the Series F shares, the Series G shares and the Series H shares as comprising part of its core or permanent capital. As such, the Company only intends to redeem the Series F shares, the Series G shares or the Series H shares with proceeds raised from new capital instruments issued during the life of the Series F shares, the Series G shares or the Series H shares, where the new capital instruments represent equal or greater equity benefit.

2005 activity

During 2005, the Company paid dividends of $0.81 per common share for a total of $722 million and perpetual preferred share dividends of $33 million.

In August, the Company issued 12,000,000 4.85% Non-Cumulative First Preferred Shares with an aggregate stated value of $300 million. The Series H shares are redeemable at the option of the Company on or after September 30, 2010. Lifeco considers the Series H Preferred Shares to be core capital. If the Company determines to redeem the Series H shares in full, it intends to replace the Series H shares with securities ranking pari passu or junior to the Series H shares.

In November, the Company announced a further normal course issuer bid for its common shares commencing December 1, 2005 and ending November 30, 2006. During the course of this bid, the Company may purchase up to but not more than 3,000,000 common shares for cancellation. In 2005, through the normal course issuer bid process, 2,012,600 common shares were purchased for cancellation at a cost of $57 million or $28.32 per share.

In total, capital stock and surplus increased by $861 million, to $9.5 billion at December 31, 2005 from December 31, 2004. The strengthening of the Canadian dollar against the British pound of $0.31 and euro of $0.25 and against the United States dollar of $0.03 in 2005 resulted in decreases to the currency translation account of $423 million from December 31, 2004.

LIQUIDITY AND CAPITAL MANAGEMENT AND ADEQUACY

Liquidity

Liquidity for the Company has remained strong, as evidenced by significant amounts of short-term investments, cash and highly marketable securities (including investment grade bonds) that totaled $56.4 billion as of December 31, 2005. Of that amount, 98% of the bond portfolio carried an investment grade rating, thereby providing significant liquidity to the Company's overall investment portfolio.

Funds provided by premiums and fees, investment income and maturities of investment assets are reasonably predictable and normally exceed liquidity requirements for payment of claims, benefits, and expenses. However, since the timing of available funds cannot always be matched precisely to commitments, imbalances may arise when demands for funds exceed those on hand. Also, a demand for funds may arise as a result of the Company taking advantage of current investment opportunities. The sources of the funds that may be required in such situations include the issuance of commercial paper and debentures and equity securities.

Additional liquidity is available through established lines of credit and the Company's demonstrated ability to access the capital markets for funds. The Company maintains a $200 million committed line of credit with a Canadian chartered bank.

Liquid assets December 31

	2005		2004	
	Balance sheet value	Market value	Balance sheet value	Market Value
Cash & certificates of deposit	**$ 2,930**	**$ 2,930**	$ 2,445	$ 2,445
Highly marketable securities				
Government bonds	**19,553**	**20,817**	19,658	20,541
Corporate bonds	**26,498**	**27,993**	23,327	24,124
Common/Preferred shares	**3,345**	**3,963**	2,657	3,093
Residential mortgages (insured)	**776**	**769**	792	809
Total	**$ 53,102**	**$ 56,472**	$ 48,879	$ 51,012

Cashable liability characteristics December 31

	2005	2004
Surrenderable insurance and annuity liabilities		
At market value	**$ 11,683**	$ 11,628
At book value	**27,922**	26,952
Total	**$ 39,605**	$ 38,580

The majority of the liquid assets are comprised of fixed income securities whose value is inversely related to interest rates. Consequently, a significant rise in prevailing interest rates would result in a decrease in the value of this pool of liquid assets. As well, a high interest rate environment may prompt holders of certain types of policies to terminate their policies, thereby placing demands on the Company's liquidity position.

The market value of the Company's liquid assets is approximately $56.5 billion or 142% of the Company's total surrenderable insurance and annuity liabilities. The Company believes that it holds a sufficient amount of liquid assets to meet unanticipated cash flow requirements prior to their maturity.

Cash flows

	For the three months ended December 31		For the twelve months ended December 31	
	2005	2004	2005	2004
Cash flows relating to the following activities:				
Operations	**$ 511**	$ 437	**$ 3,951**	$ 3,002
Financing	**(219)**	(334)	**(665)**	(1,052)
Investment	**(559)**	123	**(2,511)**	(1,892)
Increase (decrease) in cash & certificates of deposit	**(267)**	226	**775**	58
Effects of changes in exchange rates on cash and certificates of deposit	**(20)**	(23)	**(286)**	(47)
Cash & certificates of deposit, beginning of period	**3,248**	2,269	**2,472**	2,461
Cash & certificates of deposit, end of period	**$ 2,961**	$ 2,472	**$ 2,961**	$ 2,472

The principal source of funds for the Company is cash provided by operating activities, including premium income, net investment income and fee income. These funds are used primarily to pay policy benefits, policyholder dividends and claims, as well as operating expenses and commissions. Cash flows generated by operations are mainly invested to support future liability cash requirements.

Cash & certificates of deposit were $2,961 million at December 31, 2005, compared to $2,472 million at December 31, 2004. In the year, cash flow provided by operations increased $949 million to $3,951 million. The increase in cash flow from operations is mainly due to an overall increase in the level of business activity, together with the impact of reinsurance activities which had the effect of reducing cash flows from operations in 2004 and increasing cash flows from operations in 2005. In 2005, the $3,951 million of operating cash flows were used by the Company to acquire $2,485 million of additional investment assets supporting the Company's policy liabilities.

The Company raised $300 million in 2005 by issuing perpetual preferred shares which together with operating cash flows was used to fund $965 million of financing activities, including

Commitments/contractual obligations At December 31

	Payments due by period				
	Total	Within 1 year	1–3 years	4–5 years	Over 5 years
1) Long-term debt	$ 1,764	$ 1	$ 2	$ 2	$ 1,759
2) Operating leases					
– office	438	92	158	102	86
– equipment	9	5	3	1	–
3) Credit-related arrangements					
(a) Contractual commitments	292	290	2	–	–
(b) Letters of credit	SEE NOTE 3(b) BELOW				
4) Purchase obligations	27	18	9	–	–
Total contractual obligations	$ 2,530	$ 406	$ 174	$ 105	$ 1,845

1) Long-term debt includes long-term financing used in the ongoing operations and capitalization of the Company.
2) Operating leases include office space and certain equipment used in the normal course of business. Lease payments are charged to operations over the period of use.
3) (a) Contractual commitments are essentially commitments of investment transactions made in the normal course of operations in accordance with policies and guidelines that are to be disbursed upon fulfillment of certain contract conditions.
(b) Letters of credit are written commitments provided by a bank. The Europe operation is from time to time an applicant for letters of credit provided mainly as collateral under certain reinsurance contracts for on-balance sheet policy liabilities. Please refer to the "Liquidity risk (letters of credit)" section of this document.
4) Purchase obligations are commitments to acquire goods and services, essentially related to information services.

dividend payments and the repayment of borrowings obtained in connection with the Canada Life acquisition. The strengthening of the Canadian dollar against the US dollar, British pound and the euro further reduced cash & certificates of deposit by $286 million.

Capital Management and Adequacy

At the holding company level, the Company monitors the amount of consolidated capital available, and the amounts deployed in its various operating subsidiaries. The amount of capital deployed in any particular company or country is dependent upon local regulatory requirements as well as the Company's internal assessment of capital requirements in the context of its operational risks and requirements, and strategic plans.

The Company's practice is to maintain the capitalization of its regulated operating subsidiaries at a level that will exceed the relevant minimum regulatory capital requirements in the jurisdictions in which they operate.

In Canada, the Office of the Superintendent of Financial Institutions (OSFI) has established a capital adequacy measurement for life insurance companies incorporated under the *Insurance Companies Act* (Canada) and their subsidiaries, known as the Minimum Continuing Capital and Surplus Requirements (MCCSR). Great-West's MCCSR ratio at the end of 2005 was 208% (199% at the end of 2004). London Life's MCCSR ratio at the end of 2005 was 237% (235% at the end of 2004). Canada Life's MCCSR ratio at the end of 2005 was 231% (218% at the end of 2004).

The MCCSR position of Great-West is negatively affected by the existence of a significant amount of goodwill and intangible assets, which, subject to a prescribed inclusion for a portion of intangible assets, are deducted in the calculation of available regulatory capital.

In the United States, GWL&A is subject to comprehensive state and federal regulation and supervision throughout the United States. The National Association of Insurance Commissioners (NAIC) has adopted risk-based capital rules and other financial ratios for U.S. life insurance companies. GWL&A has estimated the risk-based capital ratio to be 485% at December 31, 2005 (499% at the end of 2004), well in excess of that required by NAIC.

The capitalization of the Company and its operating subsidiaries will also take into account the views expressed by the various credit rating agencies that provide financial strength and other ratings to the Company.

The Company has also established policies and procedures designed to identify, measure and report all material risks. Management is responsible for establishing capital management procedures for implementing and monitoring the capital plan. The Board of Directors reviews and approves all capital transactions undertaken by management pursuant to the annual capital plan. The capital plan is designed to ensure that the Company maintains adequate capital, taking into account the Company's strategy and business plans.

Ratings

The Company and its major operating subsidiaries continue to hold very strong ratings.

At the time of the CLFC acquisition in July, 2003, the ratings of the Company and its major subsidiaries were downgraded a single rating notch, and were assigned a negative outlook by Standard & Poor's Rating Services (S&P) and Moody's Investors Service (Moody's).

On September 27, 2005, S&P affirmed the ratings of the Company and its subsidiaries, and changed the outlook from negative to stable. On November 29, 2005, Moody's affirmed the ratings of the Company and its subsidiaries and also changed the outlook from negative to stable. On February 17, 2006, Dominion Bond Rating Service upgraded Lifeco's senior debt rating to AA (low). The remaining ratings identified in the table were all reaffirmed in 2005.

See table below.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

Financial instruments held by the Company include portfolio investments, debentures and other debt instruments, and various derivative financial instruments that are not reported on the Balance Sheet.

Portfolio investments consist of bonds, stocks, mortgage loans and real estate. Debentures and other debt instruments consist of short and long-term financings due between one and forty-three years. Off balance sheet financial instruments include interest rate contracts (futures – long, futures – short, swaps, written options, purchased options), foreign exchange contracts (forward contracts, cross currency swaps) and other derivative contracts (equity contracts, credit default swaps).

Market values for publicly traded bonds are determined using quoted market prices. Market values for bonds that are not actively traded and for mortgages are determined by discounting expected future cash flows related to the securities at market interest rates. Market values for public stocks are generally determined by the closing sale price of the security on the exchange where it is principally traded. Market values for stocks for which there is no active market are determined by management. Market values for all properties are determined annually by management based on a combination of the most recent independent appraisal and current market data available. Appraisals of all properties are conducted at least once every three years by independent qualified appraisers.

Rating agency	Measurement	Lifeco	Great-West	London Life	Canada Life	GWL&A
A.M. Best Company	Financial Strength		A+	A+	A+	A+
Dominion Bond Rating Service	Claims Paying Ability		IC-1	IC-1	IC-1	NR
	Senior Debt	AA (low)				
	Subordinated Debt				AA (low)	
Fitch Ratings	Insurer Financial Strength		AA+	AA+	AA+	AA+
Moody's Investors Service	Insurance Financial Strength		Aa3	Aa3	Aa3	Aa3
Standard & Poor's Rating Services	Insurer Financial Strength		AA	AA	AA	AA
	Senior Debt	A+				
	Subordinated Debt				A+	

Cash flows of assets supporting actuarial liabilities are matched within reasonable limits. Changes in the fair value of these assets are essentially offset by changes in the fair value of actuarial liabilities. Changes in the fair value of assets backing capital and surplus, less related income taxes, would result in a corresponding change in surplus over time, in accordance with investment policies. Refer to the "Risk Management and Control Practices" section of this report for a description of the risks and the management of risks associated with financial instruments associated with actuarial liabilities.

RISK MANAGEMENT AND CONTROL PRACTICES

Insurance companies are in the business of assessing, assuming and managing risk. The types of risks are many and varied, and will be influenced by factors both internal and external to the businesses operated by the insurer. These risks, and the control practices used to manage the risks, may be broadly grouped into four categories:

1. Insurance risks
2. Investment or market risks
3. Operational risks
4. Other risks

The risk categories above have been ranked in accordance with the extent to which they would be expected to impact the business on an ongoing basis and, accordingly, would require more active management. It must be noted, however, that items included in the third or fourth categories, such as legal, regulatory or reputational risks, may still represent serious risks notwithstanding the expectation that they may be less likely to be realized.

Insurance Risks – General

By their nature, insurance products involve commitments by the insurer to provide financial obligations and insurance coverage for extended periods of time. In order to provide insurance protection profitably, the insurer must design and price products to ensure that the premiums received, and the investment income earned on those premiums, will be sufficient to pay future claims and expenses associated with the product. This requires the insurer, in pricing products and establishing policy liabilities, to make assumptions regarding expected levels of income and expense. Although pricing on some products is guaranteed throughout the life of the contract, policy liability valuation requires regular updating of assumptions to reflect emerging experience. Ultimate profitability will depend upon how closely actual experience tracks to expected, particularly in regards to the following:

Claims (mortality and morbidity) – Many products provide benefits in the event of death or disabling conditions or provide for medical or dental costs. Research and analysis is continuously ongoing to provide the basis for pricing and valuation assumptions which properly reflect the insurance and reinsurance markets where the Company is active. Effective underwriting policies control the selection of risks insured for consistency with claims expectations. Underwriting limits control the amount of risk exposure insured in the property and casualty reinsurance operations.

Lapsation – Products are priced and valued to reflect the expected duration of contracts. Lapsation is an important assumption for expense recovery to the extent that higher costs are incurred in early contract years, and for certain long-term level premium products where costs increase by age and pricing assumes that some policyholders will discontinue their coverage. Annual research studies support pricing and valuation assumptions for this risk.

Investment yield – Products are priced and valued based on the investment returns available on the assets that support the policy liabilities. Effective and ongoing communication between pricing, valuation and investment management is required to control this risk. Investments are made in accordance with investment policies that have been approved by the Directors of each operating company. These policies provide guidance on the mix of assets allowable for each product segment. Yield rates are derived from the actual mix of assets put in place. Products with long-term cash flows and pricing guarantees carry more risk. Both pricing and valuation manage this risk by requiring higher margins where there is less yield certainty. The pricing and valuation of death benefit, maturity value and income guarantees associated with variable contracts employs stochastic modeling of future investment returns.

Reinsurance – Products with mortality and morbidity risks have specific limits on Company retention approved by the Boards of Directors on the recommendation of the Actuary. These limits are reviewed and updated from time to time. Risk underwritten in excess of these approved levels is ceded, or reinsured, by the Company to third-party reinsurers. Companies providing reinsurance to the Company are reviewed for financial soundness as part of the ongoing monitoring process.

Insurance Risks – Specific Businesses

Insurance risks are specific to the particular businesses carried on by the Company and the types of products offered through those businesses.

Canada

Group Insurance – The most significant insurance risk relates to the Company's ability to predict claims experience for the following year. Most risks facing the group insurance business are mitigated by the fact that most contract rate levels can be adjusted on a yearly basis.

For health care products, inflation and utilization will influence the level of claim costs. While inflationary trends are relatively easy to predict, claims utilization is less predictable. The impact of aging, which plays a role in utilization, is well documented. However, the introduction of new services, such as breakthrough drug therapies, has the potential to substantially escalate benefit plan costs. The Company manages the impact of these and similar factors through plan designs that limit new costs and through pricing that takes demographic and other trend factors into account.

For disability products, a number of factors, including aging and industry characteristics, play a role in future claim patterns. The risks emerging from these factors are managed through pricing and plan designs that emphasize prevention, early intervention and return-to-work programs.

Individual Life – The most significant insurance risk in the life insurance business is mortality, which has an impact both on claims paid during the year and on the reserves that must be established to fund future claims. The Company manages this risk primarily through effective underwriting practices developed to support the long-term sustainability of the business. Additionally, the reserves established to fund future claims include a margin for misestimation and experience deterioration, set in accordance with professional guidelines. This margin is necessary to provide reasonable assurance that actuarial liabilities cover a range of possible outcomes. Because of the long-term nature of life insurance contracts, the impact of underwriting practices tends to emerge 20 or 30 years after contracts are issued, when most claims are incurred.

A current industry risk involves the pricing of the level cost of insurance option within universal life products. The pricing of this option, guaranteed for the life of the policy, requires a guaranteed interest rate and lapse assumption extending over a long period. A small adverse change in actual long-term lapses or investment returns can lead to significant insufficiency in premiums. Management continues to prudently manage this pricing risk.

Living Benefits – The most significant insurance risk for this line of business is morbidity, which is the incidence and duration of disability insurance claims and the incidence of critical conditions for critical illness insurance. Disability experience is highly cyclical. The Company manages these risks through its underwriting practices, experience and trend analysis, in addition to its reserve and pricing reviews.

Retirement & Investment Services – The Company's investment fund business is fee based, with revenue and profitability based on the market value of investment fund assets under management. Fluctuations in fund asset levels occur as a result of both changes in cash flow and general investment market conditions. Accordingly, fee income derived in connection with the management of investment funds is sensitive to prevailing market conditions. Movements in market levels will produce variability in the level of fee income derived from this type of business. As well, a significant decline in market values could increase the cost to the Company associated with segregated fund death benefit and maturity value guarantees.

Through its wide range of funds, the Company limits its risk exposure to any particular market. As well, the Company encourages its clients to follow a long-term asset allocation approach, which will reduce the variability of returns and the frequency of fund switching. As a result of this approach, a significant proportion of individual segregated fund assets are in holdings of either a diversified group of funds or "fund of funds" investment profiles, which are designed to improve the likelihood of achieving optimal returns within a given level of risk.

With the significant increase in the group retirement business resulting from the acquisition of Canada Life, the Company has expanded its presence in this relatively stable business. With a significant proportion of premiums being received through employer-sponsored, payroll deduction plans, contributions and withdrawals from this business are less affected by volatile market conditions.

Europe

Group Insurance – The most significant insurance risk relates to the Company's ability to predict claims experience for the following year. The risk of inaccurately predicting mortality and morbidity claims is mitigated through biannual repricing, claims experience monitoring, underwriting and controls over open disability claims. In addition, group insurance is exposed to a multiple death scenario, due to concentration of risk in employment locations. This risk is reduced by imposing single event limits on schemes, and declining to quote in localised areas where the aggregate risk is deemed excessive.

Individual Insurance – The most significant insurance risk in the life insurance business is mortality, which has an impact both on claims paid during the year and on the reserves that must be established to fund future claims. The Company manages this risk primarily through effective underwriting practices developed to support the long-term sustainability of the business. Additionally, the reserves established to fund future claims include a margin for misestimation and experience deterioration, set in accordance with professional guidelines. This margin is necessary to provide reasonable assurance that actuarial liabilities cover a range of possible outcomes.

Payout Annuities – The most significant risk in payout annuities is that the longevity of the annuitants improves faster or further than the Company's assumptions. In order to mitigate this risk, the business is priced using prudent mortality assumptions which take into account recent Company and industry experience and the latest research on expected future trends in annuitant mortality. The assets held to match this are typically corporate bonds, mortgages and property, and although liquidity is not needed for these liabilities, there is some asset default risk.

Wealth Management – The Company's investment fund business is fee based, with revenue and profitability based on the market value of investment fund assets under management. The Company earns fees based upon premium levels and asset levels. Fluctuations in fund asset levels occur as a result of both changes in cash flow and general investment market conditions. Through its wide range of funds, the Company limits its risk exposure to any particular market.

Reinsurance – The reinsurance business encompasses a wide variety of risks. The most significant insurance risks include natural catastrophic events that result in property damage, mortality risk relating to the Company's individual life reinsurance business, and the level of interest rates and investment fund performance in connection with the Company's annuity business. The Company monitors cedant companies' claims experience on an ongoing basis. Diversification of products by underlying insurance type and geography continues to be a major risk mitigation tool. As retrocessionaire for property catastrophe risk, the Company generally participates at significantly higher event loss exposures than primary carriers and reinsurers. Generally, an event of significant size must occur prior to the Company incurring a claim. The Company has underwriting guidelines which limits the maximum exposure for catastrophe events.

Also refer to Reputational risk discussion in the "Other risks" section.

United States

Healthcare – Health care insurance risks include medical cost inflation, which may exceed annual pricing adjustments to policyholders. In addition, changes in utilization may impact health care costs. These utilization trends can be attributable to adjustments in health care delivery systems, such as the development of new practice standards or breakthrough treatments. Furthermore, changes to product design may also impact utilization trends. These changes include amendments that modify covered benefits or funding changes that result in a sharing of the financial burden between the employer and the employee.

The Company manages some of these risks through medical cost management, product design, and underwriting management. The Company manages medical costs through dedicated provider contracting. In addition, the Company continues to invest in enhanced care management programs. Product designs that promote a sharing of health care costs by members typically help control utilization. Medical underwriting by case risk has also been expanded. Through the combination of medical cost management, product design, and underwriting management, the Company strives to ensure continued profitability.

Retirement Services – Fixed margins are protected through the use of specific guaranteed certificates and proper matching of assets and liabilities. Variables are subject to the volatility of the U.S. equities market and the economy. The Company protects itself from risks associated with early surrenders through contract fees and termination charges. Emphasis is placed on retention of major cases and the corresponding maturity of certificates of these cases. Expense management programs are constantly monitored to control unit costs in the third-party administration business segment.

Individual Life – The traditional lines of life insurance are no longer actively marketed. Various programs have been introduced emphasizing retention of the business. In the large case business-owned life insurance (BOLI) business, the risk associated with surrenders in the General Account product line is protected by the income tax consequences of surrendering the policy and through contract provisions which restrict the availability of funds for withdrawal. Ongoing sales in the BOLI market focus on the delivery of segregated fund (stable value and variable fund) products. These lines include whole life policies with guaranteed cash values and universal life policies with guaranteed minimum interest credited rates. The Company actively monitors the impact of these "interest rate floors" through cash flow testing and has established additional reserve liabilities as appropriate.

Investment or Market Risks

The Company acquires and manages asset portfolios to produce risk-adjusted returns in support of policyholder obligations and corporate profitability. The Boards of Directors or the Executive Committees and the Investment Committees of the Boards of Directors annually approve Investment and Lending Policies, as well as Investment Procedures and Guidelines. A comprehensive report on compliance with these policies and guidelines is presented to the Boards of Directors or Investment Committees annually, and the Internal Audit department conducts an independent review of compliance with investment policies, procedures and guidelines on a periodic basis.

The significant investment or market risks associated with the business are outlined below.

Interest rate risk – Interest rate risk exists if asset and liability cash flows are not closely matched and interest rates change.

The Company utilizes a formal process for managing the matching of assets and liabilities. This involves grouping general fund assets and liabilities into segments. Assets in each segment are managed in relation to the liabilities in the segment. Interest rate risk is managed by investing in assets that are suitable for the products sold. For products with fixed and highly predictable benefit payments, investments are made in fixed income assets that closely match the liability product cash flows. Protection against interest rate change is achieved as any change in the fair market value of the assets will be offset by a similar change in the fair market value of the liabilities. For products with uncertain timing of benefit payments, investments are made in fixed income assets with cash flows of shorter duration than the anticipated timing of the benefit payments. The risks associated with the mismatch in portfolio duration and cash flow, asset prepayment exposure and the pace of asset acquisition are quantified and reviewed regularly.

Equity market risk – The Company's investment policy guidelines provide for prudent investment in equity markets within clearly defined limits. Given the volatility in equity market values, income in any year may be adversely affected by decreases in market values, notwithstanding the Company's long term expectation of investment returns appropriate for this asset class.

Sensitivity of earnings – The following table shows the sensitivity of the Company's earnings to changes in the interest rate environment and equity markets based on the existing business mix. These amounts are estimated assuming limited management actions to mitigate the impact of the changes.

Increase (decrease) in after-tax shareholder earnings (C$ millions)

Interest rate sensitivity (1)	
1% increase	$ (199)
1% decrease	(453)
Equity market sensitivity (2)	
10% increase	71
10% decrease	(90)

(1) Represents an immediate and permanent 100 basis point parallel shift in assumed interest rates across the entire yield curve.
(2) Represents an immediate one-time move in the equity markets.

A 1% increase in interest rates would be expected to result in a $199 million one-time decrease in after-tax earnings, primarily as a result of certain of the Company's U.S. annuity products that have book value surrender terms. A 1% decrease in interest rates would be expected to result in a $453 million one-time decrease in after tax earnings, primarily as a result of minimum interest rate guarantees on certain of the Company's business-owned life insurance (BOLI) and universal life products in the United States.

A 10% increase in equity markets would be expected to result in a $71 million one-time increase in after-tax earnings, primarily as a result of segregated fund investment management fees, which are based upon the market value of the segregated fund assets under management. A 10% decrease in equity markets would be expected to result in a $90 million one-time decrease in after-tax earnings, primarily as a result of market-level guarantees on the Company's segregated fund products and segregated fund investment management fees, which are based upon the market value of the segregated fund assets under management.

Credit risk – It is Company policy to acquire only investment-grade assets and minimize undue concentration of assets in any single geographic area, industry and company. Guidelines specify minimum and maximum limits for each asset class. Credit ratings for bonds are determined by recognized external credit rating agencies and/or internal credit review. These portfolios are monitored continuously and reviewed regularly with the Boards of Directors or the Investment Committees of the Boards of Directors. Off balance sheet credit risk is evaluated quarterly on a current exposure method, using practices that are at least as conservative as those recommended by regulators.

Liquidity risk (asset/liability) – The Company closely manages operating liquidity through cash flow matching of assets and liabilities, and at December 31, 2005 has approximately $53 billion in highly marketable securities.

Liquidity risk (letters of credit) – In the normal course of its Reinsurance business, the Company provides letters of credit (LOC) to other parties, or beneficiaries. A beneficiary will typically hold an LOC as collateral in order to secure statutory credit for reserves ceded to or amounts due from the Company. An LOC may be drawn upon demand. If an amount is drawn on an LOC by a beneficiary, the bank issuing the LOC will make a payment to the beneficiary for the amount drawn, and the Company will become obligated to repay this amount to the bank.

The Company, through certain of its operating subsidiaries, has provided LOCs as follows:

To external parties

In order for the non-U.S. licensed operating subsidiaries within LRG to conduct reinsurance business in the U.S., they must provide collateral to the U.S. insurance and reinsurance companies to whom reinsurance is provided in order for these companies to receive statutory credit for reserves ceded to LRG. To satisfy this collateral requirement, LRG, as applicant, has provided LOCs issued by a syndicate of financial institutions under an agreement arranged in 2005 for a five year term expiring November 15, 2010. The aggregate amount of this LOC facility is US $650 million, and the amount issued at December 31, 2005 was US $611 million, including US $102 million between LRG subsidiaries as described below.

To internal parties

GWL&A Financial Inc. as applicant has provided LOCs in respect of the following:

- to the U.S. branch of Canada Life as beneficiary, to allow it to receive statutory capital credit for reserves ceded to Great-West Life & Annuity Insurance Company of South Carolina. These are provided under a US $777 million agreement with a twenty year term with a third party financial institution, and the amount issued at December 31, 2005 was US $425 million.
- to Great-West Life & Annuity Insurance Company of South Carolina as beneficiary, to allow it to receive statutory capital credit in respect thereof (US $50 million).

Canada Life as applicant has provided LOCs relating to business activities conducted within the Canada Life group of companies in respect of the following:

- to its U.S. branch as beneficiary, to allow Canada Life to receive statutory capital credit for life reinsurance liabilities ceded to Canada Life International Re Limited. (US $246 million)
- to Canada Life Ireland Holdings Limited (CLIHL) as beneficiary, to allow CLIHL to receive statutory capital credit in the United Kingdom for a loan made to The Canada Life Group (UK) Limited. (£117 million)
- to a U.S. regulator as beneficiary on behalf of its U.S. branch, to receive statutory capital credit for certain reinsurance liabilities ceded to third-party non-U.S. licensed reinsurers. (US $82 million)

As well, certain LRG subsidiaries as applicants have provided LOCs to other LRG subsidiaries, as beneficiaries to allow them to receive statutory capital credit for reserves ceded to the other subsidiaries. (US $102 million)

Management monitors its use of LOCs on a regular basis, and assesses the ongoing availability of these and alternative forms of operating credit.

Liquidity risk (holding company structure) – As a holding company, the Company's ability to pay interest, dividends and operating expenses and to meet its obligations generally depends upon receipt of sufficient funds from its principal subsidiaries. The payment of interest and dividends by the principal subsidiaries is subject to restrictions set forth in relevant insurance and corporate laws and regulations which require that solvency and capital standards be maintained by Great-West, London Life, CLFC, Canada Life and GWL&A.

Foreign exchange risk (earnings) – The Company's consolidated operations provide a broad business platform that is well diversified in terms of both the nature of the various businesses and the geographic locations in which these businesses are conducted. The degree of geographic diversification in the business operations creates exposure to fluctuations in foreign currency. Management has, from time to time, utilized forward foreign currency contracts to mitigate the volatility arising from the movement of rates as they impact the translation of operating results denominated in foreign currency.

For the twelve months ended December 31, 2005, of C$23.9 billion of total income consisting of premium income, net investment income, and fee and other income, approximately C$14.2 billion or 59% was denominated in currencies other than Canadian dollars. Similarly, C$1,005 million or 59% of the C$1,742 million total net income attributable to shareholders was denominated in foreign currencies. At December 31, 2005 approximately C$53.0 billion or 52% of C$102.2 billion of total general fund assets were denominated in foreign currencies.

In 2005, the rate at which the U.S. dollar operating results of the United States segment were translated into Canadian dollars was $1.3152. Also, the operating results of the Europe segment were translated into Canadian dollars at $2.3272 for the British pound, $1.6159 for the euro, and $1.2553 for U.S. dollars. These rates reflect the beneficial impact of forward foreign exchange contracts that had been put in place to hedge against volatility in foreign currency translation. These contracts, in aggregate, resulted in a $67 million after-tax gain in 2005 ($50 million in connection with U.S. dollar operating results, $11 million in connection with British pound operating results, and $6 million in connection with euro operating results), and expired at the end of 2005. In 2006, the Company's foreign currency denominated operating results will be translated to Canadian dollars at prevailing market translation rates.

Foreign exchange risk (assets) – Investments are normally made in the same currency as the liabilities supported by those investments. Foreign currency assets acquired to back liabilities are generally converted back to the currency of the liability using foreign exchange contracts.

Derivative instruments – Derivative instruments are used only to hedge imbalances in asset and liability positions or as substitutes for cash instruments; they are not used for speculative purposes. Derivative products are traded with counterparties approved by the Boards of Directors or the Investment Committees of the Boards of Directors. They may include interest rate, foreign exchange and equity swaps, options, futures and forward contracts. The Company's risk management process governing the use of derivative instruments requires that the Company acts only as an end-user of derivative products, not as a market maker. As well, the Company has strict operating policies which prohibit the use of derivative products for speculative purposes, permit transactions only with approved counterparties, specify limits on concentration of risk, and documents approval and issuer limits, as well as required reporting and monitoring systems.

Operational Risks

Operational risk is the risk of direct or indirect loss resulting from inadequate or failed internal processes, people and systems or from external events.

The Company manages and mitigates internal operational risks through integrated and complementary policies, procedures, processes and practices. Human resources hiring, performance evaluation, promotion and compensation practices are designed to attract, retain and develop the skilled personnel required. A comprehensive job evaluation process is in place and training and development programs are supported. Each business area provides training designed for their specific needs and has developed appropriate internal controls. Processes and controls are monitored and refined by the business areas and periodically reviewed by the Company's internal audit staff. Financial reporting processes and controls are further examined by external auditors. The Company applies a robust project management discipline to all significant initiatives.

Appropriate security measures protect premises and information. The Company has emergency procedures in place for short term incidents or outages and is committed to maintaining business continuity and disaster recovery plans in every business location for the recovery of critical functions in the event of a disaster, which include offsite backup data storage and work area facilities.

Other Risks

Other risks not specifically identified elsewhere, include:

Legal and regulatory risk – The businesses of certain of Lifeco's principal subsidiaries are subject to various regulatory requirements imposed by legislation and regulation in Canada, the United States, the United Kingdom and other jurisdictions applicable to insurance companies and companies providing financial services. These regulations are primarily intended to protect policyholders and beneficiaries, not shareholders. Material changes in the regulatory framework or the failure to comply with regulatory requirements could have a material adverse effect on Lifeco.

The Company monitors compliance with the legal and regulatory requirements in all jurisdictions where it conducts business and assesses trends in legal and regulatory change to keep business areas current and responsive.

Reputational risk – In the course of its business activities, the Company may be exposed to the risk that some actions may lead to damage to the Company's reputation and hence damage to its future business prospects.

These actions may include unauthorized activities of employees or other people associated with the Company, inadvertent actions of the Company that become publicized and damage the Company's reputation, regular or past business activities of the Company that become the subject of regulator or media scrutiny and, due to a change of public perception, cause damage to the Company, or any other action or activity that gives rise to damage to the Company's general reputation.

To manage or mitigate this risk the Company has ongoing controls to limit the unauthorized activities of people associated with the Company. The Company has adopted a Code of Business Conduct and Ethics which sets out the standards of business conduct to be followed by all directors, officers and employees of the Company. The Company also reacts to address situations that may escalate to a level that might give rise to damage to its reputation.

Through its subsidiaries, the Company is both a user and a provider of reinsurance, including both traditional reinsurance, which is undertaken primarily to mitigate against assumed insurance risks, and financial or finite reinsurance, under which the amount of insurance risk passed to the reinsurer or its reinsureds may be more limited. The Company accounts for all reinsurance transactions according to Canadian GAAP. In some cases Canadian GAAP may differ from the accounting treatment utilized by the Company's reinsurers or its reinsureds based upon the rules applicable to them in their reporting jurisdictions. The Company believes that transactions of this type that it has entered into are appropriate and properly accounted for by the Company. Notwithstanding, the Company may, in connection with this type of reinsurance, be exposed to reputational or other risks depending on future events.

CHANGES IN ACCOUNTING POLICIES

Variable interest entities – Effective January 1, 2005, the Company adopted Canadian Institute of Chartered Accountants (CICA) Handbook Accounting Guideline 15, *Consolidation of Variable Interest Entities*. As a result, the Company no longer consolidates Great-West Life Capital Trust and Canada Life Capital Trust that were used to issue Innovative Tier 1 capital. The Company does not consolidate the capital trust securities issued by the trusts but will recognize related debentures issued by the Company to the trusts. For regulatory capital purposes, the $800 million of capital issued by the trusts has been grandfathered as Tier 1 capital by the Office of the Superintendent of Financial Institutions Canada (OSFI). There is no impact of this change in accounting policy to common shareholder net income or basic earnings per common share.

Liabilities and equity – Effective January 1, 2005, CICA Handbook Section 3860, *Financial Instruments – Disclosure and Presentation*, was amended to require liability classification for certain financial instruments. As a result, the Series D and E preferred shares and the capital trust securities previously presented as equity and non-controlling interest were reclassified to liabilities on the Consolidated Balance Sheet. The dividends on preferred shares classified as liabilities and distributions on the capital trust securities have been reclassified as financing charges on the Summary of Consolidated Operations. There is no impact of this change in accounting policy to common shareholder net income or basic earnings per common share.

SUMMARY OF CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in Canadian GAAP requires management to adopt accounting policies and to make estimates and assumptions that affect amounts reported in the Consolidated Financial Statements. The major accounting policies and related critical accounting estimates underlying Lifeco's financial statements are summarized below. In applying these policies, management makes subjective and complex judgments that frequently require estimates about matters that are inherently uncertain. Many of these policies are common in the insurance and other financial services industries; others are specific to the Company's businesses and operations. The significant accounting policies are as follows:

Actuarial liabilities – Actuarial liabilities represent the amounts required, in addition to future premiums and investment income, to provide for future benefit payments, policyholder dividends, commission and policy administrative expenses for all insurance and annuity policies in force with the Company. The Appointed Actuaries of the Company's subsidiary companies are responsible for determining the amount of the actuarial liabilities to make appropriate provision for the Company's obligations to policyholders. The Appointed Actuaries determine the actuarial liabilities using generally accepted actuarial practices, according to the standards established by the Canadian Institute of Actuaries. The valuation uses the Canadian Asset Liability Method. This method involves the projection of future events in order to determine the amount of assets that must be set aside currently to provide for all future obligations and involves a significant amount of judgment.

In the computation of actuarial liabilities, valuation assumptions have been made regarding rates of mortality/morbidity, investment returns, levels of operating expenses and rates of policy termination. The valuation assumptions use best estimates of future experience together with a margin for misestimation and experience deterioration. These margins have been set in accordance with guidelines established by the Canadian Institute of Actuaries and are necessary to provide reasonable assurance that actuarial liabilities cover a range of possible outcomes. Margins are reviewed periodically for continued appropriateness.

The methods for arriving at these valuation assumptions are outlined below:

Mortality

A life insurance mortality study is carried out annually for each major block of insurance business. The results of each study are used to update the Company's experience valuation mortality tables for that business. When there is insufficient data, use is made of the latest industry experience to derive an appropriate valuation mortality assumption. Although mortality improvements have been observed for many years, for life insurance valuation the mortality provisions (including margin) do not allow for future improvements.

Annuitant mortality is also studied regularly and the results used to modify established industry experience annuitant mortality tables. Mortality improvement has been projected to occur throughout future years for annuitants.

Morbidity

The Company uses industry developed experience tables modified to reflect emerging company experience. Both claim incidence and termination are monitored regularly and emerging experience is factored into the current valuation.

Property and casualty reinsurance

Actuarial liabilities for property and casualty reinsurance written by LRG, a subsidiary of London Life, are determined using accepted actuarial practices for life insurers in Canada. Reflecting the long-term nature of the business, reserves have been established using cash flow valuation techniques including discounting. The reserves are based on cession statements provided by ceding companies. In certain instances LRG management adjusts cession statement amounts to reflect management's interpretation of the treaty. Differences will be resolved via audits and other loss mitigation activities. In addition, reserves also include an amount for incurred but not reported losses (IBNR) which may differ significantly from the ultimate loss development. The estimates and underlying methodology are continually reviewed and updated and adjustments to estimates are reflected in income. LRG analyzes the emergence of claims experience against expected assumptions for each reinsurance contract separately and at the portfolio level. If necessary, a more in depth analysis is undertaken of the cedant experience.

Investment returns

The assets which correspond to the different liability categories are segmented. For each segment, projected cash flows from the current assets and liabilities are used in the Canadian Asset Liability Method to determine actuarial liabilities. Cash flows from assets are reduced to provide for asset default losses. Testing under several interest rate scenarios (including increasing and decreasing rates) is done to provide for reinvestment risk.

Expenses

Unit expense studies are updated regularly to determine an appropriate estimate of future expenses for the liability type being valued. Expense improvements are not projected. An inflation assumption is incorporated in the estimate of future expenses.

Policy termination

Studies to determine rates of policy termination are updated regularly to form the basis of this estimate. Industry data is also available and is useful where the Company has no experience with specific types of policies or its exposure is limited.

Policyholder dividends

Future policyholder dividends are included in the determination of actuarial liabilities for participating policies, with the assumption that policyholder dividends will change in the future to reflect the experience of the respective participating accounts, consistent with the participating policyholder dividend policies.

Income taxes – As multinational life insurance companies, the Company's primary Canadian operating subsidiaries are subject to a regime of specialized rules prescribed under the *Income Tax Act* (Canada) for purposes of determining the amount of the companies' income that will be subject to tax in Canada. Accordingly, the determination of the companies' provision for income taxes involves the application of these complex rules in respect of which alternative interpretations may arise.

Management recognizes that interpretations it may make in connection with its tax filings may ultimately differ from those made by the tax authorities and accounts for these potential differences in its financial statements. Upon resolution of any such differences, amounts provided by management may be recognized in earnings to reflect actual experience.

The Company has substantial future income tax assets. The recognition of future tax assets depends on management's assumption that future earnings will be sufficient to realize the deferred benefit. The amount of the asset recorded is based on management's best estimate of the timing of the reversal of the asset.

Employee future benefits – Accounting for pension and other post-retirement benefits requires estimates of future returns on plan assets, expected increases in compensation levels, trends in health care costs, as well as the appropriate discount rate for accrued benefit obligations.

Significant assumptions – employee future benefits December 31

	Defined benefit pension plans		Other post-retirement benefits	
	2005	2004	**2005**	2004
Weighted average assumptions used to determine benefit cost				
Discount rate	**5.94%**	6.15%	**6.22%**	6.25%
Expected long-term rate of return on plan assets	**6.83%**	6.99%	**–**	–
Rate of compensation increase	**4.89%**	4.73%	**5.01%**	4.98%
Weighted average assumptions used to determine accrued benefit obligation				
Discount rate	**5.26%**	5.94%	**5.27%**	6.22%
Rate of compensation increase	**4.21%**	4.89%	**4.31%**	5.01%

Weighted average health care trend rates – In determining the expected cost of health care benefits, health care costs were assumed to increase by 7.17% in 2005 and gradually decrease to a level of 4.73% by 2010. For 2005, the impact of a 1% change to assumed health care rates on the accrued post-retirement benefit obligation is a $44 million ($69 million in 2004) increase for a 1% increase to rates and a $37 million ($53 million in 2004) decrease for a 1% decrease to rates. Similarly, the impact on the post-retirement benefit expense of a 1% increase to rates is an $8 million ($8 million in 2004) increase and a 1% decrease to rates is a $6 million ($6 million in 2004) decrease.

FUTURE ACCOUNTING POLICIES

Earnings per share – CICA Handbook Section 3500, *Earnings per Share*, is expected to be amended in 2006 to require inclusion of the dilutive effects of convertible securities in the calculation of diluted earnings per share, regardless of the Company's intention to settle the securities in cash or common shares. As a result the Company will include the dilutive effects of its convertible preferred shares in the calculation of diluted earnings per share. This change is not expected to have a material impact on the financial statements of the Company.

Financial instruments – Effective January 1, 2007 the Company will be required to comply with the provisions of new CICA Handbook Section 3855 *Financial Instruments – Recognition and Measurement*, Section 3865 *Hedges* and Section 1530 *Comprehensive Income*. These sections address the recognition and measurement of financial instruments and the application of hedge accounting. Certain financial instruments will be remeasured at fair value and a new section of shareholder equity called comprehensive income will be added. The Company is reviewing the potential impact that these new accounting requirements will have on the financial statements of the Company.

SEGMENTED OPERATING RESULTS

The consolidated operating results of Lifeco include the operating results of Great-West, London Life, Canada Life and GWL&A.

For reporting purposes, the consolidated operating results are grouped into four reportable segments, Canada, Europe, United States, and Lifeco Corporate reflecting geographic lines as well as the management and corporate structure of the companies.

CANADA

The Canadian segment of Lifeco includes the operating results of the Canadian businesses operated by Great-West, London Life, and Canada Life. There are two primary business units included in this segment. Through its Group Insurance business unit, the Company provides life, health, disability and creditor insurance products to group clients in Canada. Through its Individual Insurance & Investments Products business unit, the Company provides life, disability and critical illness insurance products to individual clients, as well as accumulation and payout annuity products for both group and individual clients in Canada.

Selected consolidated financial information – Canada

	For the three months ended December 31			For the twelve months ended December 31		
	2005	2004	% Change	**2005**	2004	% Change
Total premiums and deposits	**$ 3,413**	$ 3,267	4%	**$ 13,358**	$ 14,534	-8%
Fee and other income	**198**	173	14%	**774**	682	13%
Paid or credited to policyholders	**1,705**	1,504	13%	**6,430**	6,656	-3%
Net income – common shareholders	**171**	150	14%	**773**	646	20%
Total assets				**$ 49,189**	$ 47,264	4%
Segregated funds assets				**38,854**	34,458	13%
Total assets under administration				**$ 88,043**	$ 81,722	8%

Consolidated operations

	For the three months ended December 31		For the twelve months ended December 31	
	2005	2004	**2005**	2004
Income:				
Premium income	**$ 1,582**	$ 1,554	**$ 6,135**	$ 6,413
Net investment income	**707**	687	**2,779**	2,664
Fee and other income	**198**	173	**774**	682
Total income	**2,487**	2,414	**9,688**	9,759
Benefits and expenses:				
Paid or credited to policyholders	**1,705**	1,504	**6,430**	6,656
Other	**489**	601	**2,053**	2,104
Amortization of finite life intangible assets	**4**	3	**14**	13
Net operating income before income taxes	**289**	306	**1,191**	986
Income taxes	**79**	67	**284**	202
Net income before non-controlling interests	**210**	239	**907**	784
Non-controlling interests	**28**	83	**101**	122
Net income – shareholders	**182**	156	**806**	662
Perpetual preferred share dividends	**11**	6	**33**	16
Net income – common shareholders	**$ 171**	$ 150	**$ 773**	$ 646

GREAT-WEST LIFECO INC.

NET INCOME

Net income – common shareholders

	For the three months ended December 31			For the twelve months ended December 31		
	2005	2004	% Change	2005	2004	% Change
Group Insurance	$ 72	$ 64	13%	$ 294	$ 253	16%
Individual Insurance & Investment Products	113	116	-3%	514	462	11%
Corporate	(14)	(30)	53%	(35)	(69)	49%
	$ 171	$ 150	14%	$ 773	$ 646	20%

Consolidated net income of the Canadian segment of Lifeco attributable to common shareholders for the fourth quarter of 2005 increased 14% to $171 million from $150 million a year ago.

For the twelve months ended December 31, 2005, earnings were up 20% to $773 million compared to $646 million in 2004. The major contributors to the increases were as follows:

Group Insurance – The increase reflects improved health and dental experience, favourable long-term disability claims experience and higher expense gains, mitigated somewhat by mortality experience.

Individual Insurance & Investment Products – The increase is essentially attributable to higher fee income on increasing asset levels and favourable investment, expense and mortality results.

Corporate – The increase is primarily due to lower financing costs and income taxes, as well as a real estate valuation provision deemed redundant.

PREMIUMS AND DEPOSITS AND SALES

Premiums and deposits and sales

	For the three months ended December 31			For the twelve months ended December 31		
Premiums and deposits	2005	2004	% Change	2005	2004	% Change
Business/product						
Group Insurance	$ 1,161	$ 1,120	4%	$ 4,608	$ 4,395	5%
Individual Insurance & Investment Products	2,252	2,147	5%	8,750	10,139	-14%
Total premiums and deposits	$ 3,413	$ 3,267	4%	$ 13,358	$ 14,534	-8%
Summary by type						
Risk-based products	1,582	1,554	2%	$ 6,135	$ 6,413	-4%
ASO contracts	502	474	6%	1,955	1,863	5%
Segregated funds deposits						
Individual products	651	547	19%	2,586	2,196	18%
Group products	678	692	-2%	2,682	4,062	-34%
Total premiums and deposits	$ 3,413	$ 3,267	4%	$ 13,358	$ 14,534	-8%

	For the three months ended December 31			For the twelve months ended December 31		
Sales	2005	2004	% Change	2005	2004	% Change
Business/product						
Group Insurance	$ 121	$ 115	5%	$ 398	$ 374	6%
Individual Insurance & Investment Products	1,686	1,807	-7%	6,172	5,565	11%
Total sales	$ 1,807	$ 1,922	-6%	$ 6,570	$ 5,939	11%

For the fourth quarter of 2005, premiums and deposits in Canada were $3,413 million, up $146 million over the fourth quarter of 2004.. The $146 million increase was attributable to Group Insurance which was up $41 million, and Individual Insurance & Investment Products, which was up $105 million.

For the year, premiums and deposits in 2005 in Canada were $13,358 million, down $1,176 million from 2004. The $1,176 million decrease was attributable to Individual Insurance & Investment Products, which was down $1,389 million from 2004. The 2004 result includes approximately $2.2 billion of deposits in connection with the conversion of a portion of the Canada Life securities business to insured arrangements within Group Retirement Services. Excluding the $2.2 billion of converted premiums in 2004, premiums and deposits increased $1,046 million or 8.5%.

For the fourth quarter of 2005, sales in Canada were $1,807 million, down $115 million over the fourth quarter of 2004. The $115 million decrease was attributable to Individual Insurance & Investment Products, where sales in the quarter of Group Retirement Services products were down $319 million from 2004. The Company's focus in 2005 was on business conversion activity, which resulted in $5.3 billion of assets being converted from the Canada Life platform to the London Life platform. The benefits of the $12 billion of asset conversions since the Canada Life acquisition in 2003 are expected to create momentum in 2006.

For the year, sales in 2005 in Canada were $6,570 million, up $631 million over 2004. The $631 million increase was attributable to Individual Insurance & Investment Products, which was up $607 million reflecting strong sales of Individual Retirement & Investment Services products.

NET INVESTMENT INCOME

Net investment income

	For the three months ended December 31			For the twelve months ended December 31		
	2005	2004	% Change	2005	2004	% Change
Investment income earned	$ 618	$ 617	–	$ 2,440	$ 2,394	2%
Amortization of gains and losses	96	76	26%	345	295	17%
Provision for credit losses	–	1	–	18	4	–
Gross investment income	714	694	3%	2,803	2,693	4%
Less: *investment expenses*	7	7	–	24	29	-17%
Net investment income	$ 707	$ 687	3%	$ 2,779	$ 2,664	4%

Net investment income for the three months ended December 31, 2005 increased by $20 million or 3% compared to the same period last year. For the twelve months ended December 31, 2005, net investment income increased by $115 million or 4% compared to last year. The increase in investment income was primarily a result of strong equity market performance and the reduction of allowances for credit losses of $17 million due to improved credit experience.

FEE INCOME

Fee Income

	For the three months ended December 31			For the twelve months ended December 31		
	2005	2004	% Change	2005	2004	% Change
Segregated funds	$ 151	$ 131	15%	$ 578	$ 515	12%
ASO contracts	29	29	–	121	114	6%
Other	18	13	38%	75	53	42%
	$ 198	$ 173	14%	$ 774	$ 682	13%

In addition to providing traditional risk-based insurance products, the Company also provides certain products on a fee-for-service basis. The most significant of these products is segregated funds, for which the Company earns investment management fees, and ASO contracts, under which the Company provides group benefit plan administration on a cost-plus basis.

Fee income on segregated fund products increased from $515 million in 2004 to $578 million in 2005, reflecting strong growth in fees from new and existing business from improved equity market conditions. Fee income on ASO increased from $114 million in 2004 to $121 million in 2005, reflecting growth in the block of business.

Other fee income of $75 million resulted from a broad based increase in property management fees, asset management fees and Quadrus distribution fees for 2005 compared to $53 million for 2004.

OTHER

Other

	For the three months ended December 31			For the twelve months ended December 31		
	2005	2004	% Change	2005	2004	% Change
Total expenses	$ 242	$ 263	-8%	$ 973	$ 990	-2%
Less: investment expenses	7	7	–	24	29	-17%
Operating expenses	235	256	-8%	949	961	-1%
Commissions	171	251	-32%	751	780	-4%
Financing charges	38	47	-19%	173	187	-7%
Premium taxes	45	47	-4%	180	176	2%
Total	$ 489	$ 601	-19%	$ 2,053	$ 2,104	-2%

Included in other benefits and expenses are operating expenses and commissions, as well as premium taxes.

Operating expenses for 2005 decreased $12 million compared to 2004 even though sales in Canada increased $631 million or 11% in the same period. This productivity improvement reflects the realization of synergies with the Canada Life operations evidencing both cost savings and business growth.

The decrease in commissions includes $51 million of net commissions paid to the Europe segment in 2005 compared to $134 million paid in 2004 primarily in connection with the reinsurance of acquisition costs associated with certain policies issued in Europe. The change in commission expense in the Europe segment reflects a corresponding increase.

Financing charges consists of interest on debentures and other borrowings, as well as distributions on preferred shares classified as liabilities.

PAID OR CREDITED TO POLICYHOLDERS

This amount includes increases in policy liabilities, claims, surrenders, annuity and maturity payments, dividend and experience refund payments for risk-based products, but does not include payment amounts for fee-based products (ASO contracts and segregated funds).

In aggregate, $6.4 billion was paid or credited to policyholders in 2005. This compares with $6.7 billion in 2004.

INCOME TAXES

Income taxes for 2005 were $284 million compared to $202 million for 2004. The increase in income tax results from higher pre-tax income of $205 million compared to 2004.

BUSINESS UNITS – CANADA

Group Insurance

Business Profile

In Canada, the Company offers effective benefit solutions for large and small employee groups. Through its Canada Life subsidiary, the Company is a recognized leader in the creditor insurance business with over $1.4 billion in annual direct premium.

Market Overview

Products and services

The Company provides a full array of life, health and creditor insurance products that are distributed primarily through Group sales offices across the country.

Group Insurance

Market position

- Employee benefits for more than 34,000 plan sponsors
- 23% market share for employee/employer plans
- Leading market share for creditor plans

Products and services

Life and Health

- Life
- Disability
- Critical illness
- Accidental death & dismemberment
- Dental plans
- Expatriate coverage
- Extended health care plans

Creditor

- Creditor life
- Creditor disability
- Creditor job loss
- Creditor critical illness

Distribution

- 108 account managers and sales staff located in 15 Group Offices
- 108 Regional Employee Benefits Managers and Selectpac Specialists located in Resource Centres

Competitive conditions

There are three large group insurance carriers in Canada with significant market positions, led by the Company with a 23% market share. There are a number of other smaller companies operating nationally and several regional and niche companies including the Blue Cross organizations. The group insurance market is highly competitive. A strong market share position is essential to compete successfully in the Canadian group insurance market.

Within the small and mid-sized case markets, there are significant pricing pressures as employers seek to find ways to counter the inflationary costs of health care. Companies with low cost operations, extensive distribution networks, strong service capability and cost-containment product offerings have competitive advantage in these markets.

In the larger case market, while low cost is a factor, service excellence and cost-containment product innovations are most important. In this market, companies that can effectively develop and implement innovative products and efficient administrative processes through the use of new technologies to meet emerging client requirements will differentiate themselves and achieve competitive advantage.

2005 Highlights

- Net income to shareholders grew 16% to $294 million.
- Overall sales results grew by 6%.
- Expense gains related to the Canada Life acquisition, strong gains in the group health claims experience and positive investment income results contributed to the net income growth in 2005.

Operating Results

Net income

In quarter

Net income attributable to common shareholders was $72 million, which represents an increase of 13% compared to the fourth quarter of 2004.

The results reflect improved group health morbidity experience, particularly in the long-term disability sub-line.

Expense gains improved on a quarter-over-quarter comparative basis due to lower operating expenses and higher expense recoveries. There was a deterioration in group life mortality experience, mainly due to higher than expected death claims. Interest gains also showed a slight deterioration.

Twelve months

Net income attributable to common shareholders was $294 million, which represents an increase of 16% compared to $253 million in 2004.

The results reflect improved group health morbidity. The medical, drug and dental sub-lines improved, particularly in the small and large case markets. As well, results improved in the small and large case long-term disability sub-lines, partially offset by a deterioration in the mid-sized long-term disability sub-line.

Expense gains improved over last year due to lower operating expenses and higher expense recoveries and interest gains improved on higher investment income. There was a deterioration in group life mortality experience, mainly due to higher than expected death claims.

Premiums and deposits and sales

Group Insurance – divisional summary

Premiums and deposits	For the three months ended December 31			For the twelve months ended December 31		
	2005	2004	% Change	2005	2004	% Change
Business/product						
Small/mid-sized case	$ 454	$ 453	–	$ 1,817	$ 1,767	3%
Large case						
– insured	376	374	1%	1,553	1,487	4%
– ASO	502	474	6%	1,955	1,863	5%
– creditor/direct marketing	36	37	-3%	139	135	3%
Sub-total	1,368	1,338	2%	5,464	5,252	4%
Premiums reinsured						
Small/mid-sized case	(112)	(128)	-13%	(463)	(472)	-2%
Large case						
– insured	(95)	(90)	6%	(393)	(385)	2%
Net premiums	$ 1,161	$ 1,120	4%	$ 4,608	$ 4,395	5%

Sales	For the three months ended December 31			For the twelve months ended December 31		
	2005	2004	% Change	2005	2004	% Change
Business/product						
Small/mid-sized case	$ 57	$ 57	–	$ 183	$ 174	5%
Large case						
– insured	38	38	–	78	93	-16%
– ASO	20	9	122%	97	47	106%
– creditor/direct marketing	6	11	-45%	40	60	-33%
Total sales	$ 121	$ 115	5%	$ 398	$ 374	6%

In quarter

Total net premiums and deposits were $1,161 million, which is 4% higher than the fourth quarter of 2004. Excluding the impact of $207 million of premiums ceded under a bulk reinsurance agreement ($218 million in 2004), premiums and deposits increased 2% over the comparative period in 2004. Large case ASO premiums and deposits increased 6% resulting from strong sales in 2005.

Overall sales results in the quarter were up 5% compared to 2004. Large case ASO sales were higher mainly due to a large sale in the fourth quarter of 2005. Creditor direct/marketing sales were lower mainly due to a lower average case size in 2005 when compared to 2004.

Twelve months

Total net premiums and deposits were $4,608 million, which was $213 million or 5% greater than 2004.

The 2005 result is net of $856 million ($857 million in 2004) of premiums ceded under a bulk reinsurance agreement. Excluding the impact of premiums reinsured, premiums and deposits increased 4% over 2004, with growth in every case size.

Sales results improved 6% in 2005. The increase was due to improvements in the small/mid-sized and ASO markets and in particular in the ASO market from two large sales in 2005.

While recognizing that large case sales do fluctuate from year to year due to their size and frequency, the improvement in 2005 ASO sales was also due to continued improvement in the value proposition offered to large clients. The decrease in creditor/direct marketing was mainly due to one large sale in 2005 compared to two large sales in 2004.

Outlook – Group Insurance

The Company is well positioned within the Canadian group insurance marketplace.

New technologies have created new opportunities for the Company to lower costs while improving its product and service offerings to plan sponsors and plan members.

The Company believes that its low cost position combined with its extensive distribution capability will enable the Company to capitalize on these new opportunities. Through the effective application of new technologies, the Company expects to achieve significant reductions in administration and claims adjudication costs, thereby enhancing its competitive advantage as a low cost producer.

As well, these new technologies will allow the Company to enhance services to its plan sponsors, plan members and advisors by offering them the ability to transact business and obtain benefit plan and health related information through the Internet.

Finally, as the costs of employee disability continue to gain the attention of plan sponsors, the Company has developed an array of expanded disability services that will support clients in the management of their plans. Early intervention programs and online disability management information services are available to meet these emerging client needs. These initiatives are intended to reduce claim costs in the future hence improving morbidity results.

Individual Insurance & Investment Products

Business Profile

Individual Insurance & Investment Products (IIIP) consists of four distinct business lines: Individual Life Insurance, Living Benefits, Individual Retirement & Investment Services (IRIS) and Group Retirement Services. Products are distributed through Freedom 55 Financial™ and Great-West financial security advisors, Canada Life distribution partners, including managing general agents (MGAs), independent brokers and intercorporate agreements with other financial institutions.

The Company utilizes diverse, complementary distribution channels and enjoys leading market shares in all individual product lines.

The individual lines of business access the various distribution channels through distinct product labels offered by Great-West, London Life and Canada Life. Unique products and services meet the needs of each distribution channel, allowing the Company to maximize opportunities while minimizing channel conflict.

Individual Insurance – Through its Individual Insurance business line, the Company provides life, disability and critical illness products to individual clients.

Retirement & Investment Services – The Retirement & Investment Services business line provides accumulation and payout annuity products to both individual and group clients.

Market Overview

Products and services

The Company provides a full array of protection and savings products that are distributed through multiple sales channels. Products are marketed under the Great-West, London Life and Canada Life labels.

- The Company offers 54 Freedom Funds™ to individual Freedom 55 Financial clients, 56 Generations™ Funds to individual Canada Life clients and 54 segregated funds to individual Great-West clients.
- Quadrus Investment Services Ltd. (Quadrus) offers 43 mutual funds under the Quadrus Group of Funds™ brand and over 2,600 third party mutual funds. Mackenzie Financial Corporation, a member of the Power Financial Corporation group of companies, manages Quadrus Group of Funds' administrative platform.

Competitive conditions

The individual insurance, savings, and investments marketplace is highly competitive. The Company's competitors include mutual fund companies, insurance companies, banks, investment advisors, as well as other service and professional organizations. Competition focuses on service, technology, cost and variety of investment options, investment performance, product features, price, and financial strength, as indicated by ratings issued by nationally recognized agencies.

Individual Insurance & Investment Products

Market position
- 25% market share of individual life insurance in force premium
- 31% market share of individual living benefits in force premium
- 31% market share in individual segregated funds
- 34% market share in group segregated funds

Products and services

Individual Insurance

Individual Life Insurance
- Term life
- Universal life
- Participating life

Living Benefits
- Disability
- Critical illness

Retirement & Investment Services

Products
- Segregated funds
- Retirement savings plans
- Non-registered savings programs
- Deferred profit sharing plans
- Defined contribution pension plans
- Payout annuities
- Deferred annuities
- Investment management services only plans
- Retirement income funds
- Life income funds

Administrative Services
- Employee stock purchase and options plans
- Incentive plans

Distribution
- 1,610 Great-West financial security advisors
- 2,999 Freedom 55 Financial™ financial security advisors
- 2,073 Investors Group consultants
- 6,334 independent advisors associated with 63 managing general agents
- 1,219 independent advisors associated with 17 national accounts
- 2,350 independent brokers and benefit consultants

2005 Highlights

- Universal life sales growth exceeded 2004 by 50%, gaining momentum through the year.
- Group Retirement Services completed conversion of the Canada Life business to the London Life insurance platform with $5.3 billion in assets successfully converted in 2005 for a total of $12 billion converted since the acquisition.
- Sales of retail investment funds, including segregated funds and mutual funds, increased nearly 25% and contributed to asset growth of nearly 20%.

Operating Results

Net Income

In quarter

Net income attributable to common shareholders for the three months ended December 31, 2005 was $113 million, compared to $116 million in the fourth quarter of 2004. Individual Life net income was $79 million compared to $39 million in 2004. Living Benefits net income was $19 million compared to $13 million in 2004. IRIS net income was $8 million compared to $40 million in 2004, and Group Retirement Services net income was $7 million compared to $24 million in 2004.

The results include the impact of an actuarial reserve basis review. The review resulted in a strengthening of actuarial reserves in IRIS and Group Retirement Services in connection with mortality risks and asset/liability risks, and also resulted in a decrease in actuarial reserves in Individual Life and Living Benefits as a result of favorable asset/liability risks. In aggregate, the actuarial reserve basis review resulted in a net strengthening of actuarial reserves that reduced net income by approximately $10 million in the quarter.

In addition, the Individual Life results reflected new business strain from an increase in universal life sales. The Living Benefit results reflect unfavourable morbidity experience and lower new business strain due to lower sales. The IRIS and Group Retirement Services results reflect strong growth in fee income.

Net income attributable to participating policyholder was $23 million, $54 million less than in the fourth quarter of 2004.

Twelve months

Net income attributable to common shareholders was $514 million compared to $462 million in 2004. Individual Life net income was $220 million compared to $149 million in 2004. Living Benefits net income was $66 million compared to $60 million in 2004. IRIS net income was $141 million compared to $154 million in 2004. Group Retirement Services net income was $87 million compared to $99 million in 2004.

The actuarial reserve basis review in 2005 resulted in an increase of approximately $42 million to net income in 2005, compared to approximately $57 million in 2004, a decrease of $15 million.

In addition, the Individual Life results reflected favourable mortality experience, partly offset by new business strain resulting from an increase in universal life sales. The Living Benefit results reflect unfavourable morbidity experience, and lower new business strain due to lower sales. The IRIS and Group Retirement Services results reflect strong growth in fee income, and favourable mortality experience.

Net income attributable to participating policyholder is lower by $21 million year over year.

Individual Insurance & Investment Products – divisional summary

	For the three months ended December 31			For the twelve months ended December 31		
Premiums and deposits	2005	2004	% Change	2005	2004	% Change
Business/product						
Life Insurance – Participating	$ 474	$ 459	3%	$ 1,791	$ 1,751	2%
– Non-participating	128	117	9%	484	454	7%
Living Benefits	59	54	9%	231	212	9%
Individual Retirement & Investment Services						
Risk-based products	95	101	-6%	366	289	27%
Segregated funds	651	547	19%	2,586	2,196	18%
Group Retirement Services						
Risk-based products	167	177	-6%	610	1,175	-48%
Segregated funds	678	692	-2%	2,682	4,062	-34%
Total premiums and deposits	$ 2,252	$ 2,147	5%	$ 8,750	$ 10,139	-14%

	For the three months ended December 31			For the twelve months ended December 31		
Sales	2005	2004	% Change	2005	2004	% Change
Business/product						
Life Insurance – Participating	$ 23	$ 22	5%	$ 80	$ 75	7%
– Non-participating	29	22	32%	92	76	21%
Living Benefits	11	14	-21%	45	47	-4%
Individual Retirement & Investment Services						
Risk-based products	208	223	-7%	788	732	8%
Segregated funds	795	666	19%	3,067	2,598	18%
Securities (1)	202	123	64%	731	448	63%
Group Retirement Services						
Risk-based products	78	112	-30%	228	188	21%
Segregated funds	214	263	-19%	735	791	-7%
Securities (1)	126	362	-65%	406	610	-33%
Total sales	$ 1,686	$ 1,807	-7%	$ 6,172	$ 5,565	11%

(1) Includes mutual funds distributed by Quadrus Investment Services, stock incentive and mutual funds administered by GRS Securities Inc. and portfolio assets managed by Laketon Investment Management.

GREAT-WEST LIFECO INC.

Assets under administration December 31

	2005	2004
Business/product		
Individual Retirement & Investment Services		
Risk-based products	$ 6,041	$ 6,129
Segregated funds	18,175	15,759
Group Retirement Services		
Risk-based products	5,846	5,825
Segregated funds	20,679	18,699
Total assets under administration	$ 50,741	$ 46,412
Other plan assets (1)		
Business/product		
Individual Retirement & Investment Services	$ 3,310	$ 2,174
Group Retirement Services	$ 7,001	$ 6,986
Total assets under administration and other plan assets		
Individual Retirement & Investment Services (1)	$ 27,526	$ 24,062
Group Retirement Services (1)	$ 33,526	$ 31,510

(1) Includes mutual funds distributed by Quadrus Investment Services, stock incentive and mutual funds administered by GRS Securities Inc. and portfolio assets managed by Laketon Investment Management.

Premiums and deposits and sales

Individual Life

In quarter

Individual life insurance sales were $52 million during the fourth quarter, which was $8 million or 18% higher than the fourth quarter of 2004. This was driven by exceptional large case sales in the independent channels and a renewed focus on life sales in the Company's exclusive channel. This includes an 88% increase in universal life sales over 2004, as the focus on this product line continues to drive success. All distribution channels exhibited significant universal life sales growth (63% or more) over 2004 in the quarter. Sales of both term and participating products increased marginally over fourth quarter 2004 levels. A 2005 price adjustment to term products and a dividend scale increase for participating products have kept the Company competitive.

Premiums and deposits on individual life products increased $26 million over the fourth quarter of 2004, highlighted by 9% growth in non-participating revenue premium. These results reflect both continued strong persistency and excellent sales momentum, particularly in the universal life product line.

Twelve months

Individual life insurance sales for the year were $172 million in 2005 or 14% higher than 2004. The key product driver of this increase was a 55% growth in universal life sales with all channels enjoying growth rates of 36% or more. Participating product sales were up 7% over 2004 due to strong large case results, and a renewed focus on life sales in the Company's exclusive channel. Term sales were flat versus 2004 results, reflecting strong price competition, particularly in the independent channel.

Premiums and deposits on individual life products were up $70 million to $2,275 million over 2005 with non-participating revenue premium exhibiting 7% growth over 2004 levels. Strong persistency and increasing universal life sales momentum were the primary drivers of these results.

Living Benefits

In quarter

Total living benefits sales were $11 million, 21% lower than in the fourth quarter of 2004. In the fourth quarter of 2004, the Company announced pricing increases effective January 1, 2005 in anticipation of higher costs in the reinsurance market. Although both Great-West and Canada Life increased rates and introduced enhanced critical illness products in the fourth quarter of 2004, clients could still purchase insurance products until the end of 2004 under the existing rate structure. This factor, combined with the announcement in the fourth quarter of 2004 of the discontinuation of one of Canada Life's critical illness products, led to a marked increase in critical illness insurance sales during the fourth quarter of 2004 as clients sought to obtain coverage prior to rate increases. As other carriers increased their rates to offset higher industry costs, critical illness sales returned to an expected level in 2005.

Total living benefits premiums were $59 million, 9% higher than the fourth quarter of 2004, evidencing strong persistency of disability and critical illness premiums.

Twelve months

Total living benefits sales were $45 million, 4% lower than during the comparable period in 2004. Sales of critical illness products were $20 million, 5% lower than 2004. Sales of disability insurance products were $25 million, 4% lower than 2004. In the fourth quarter of 2004, the Company announced pricing increases effective January 1, 2005 in anticipation of higher costs in the reinsurance market.

Total living benefits premiums were $231 million, 9% higher than during the comparable period in 2004, with growth in both disability and critical illness premiums.

Individual Retirement & Investment Services (IRIS)

In quarter

IRIS experienced a strong quarter highlighted by a 19% increase in segregated fund sales over 2004 due to a continuing strong Canadian investment market and expanded marketing efforts and sales support. Segregated fund assets increased by 3% in quarter to $18.2 billion at December 31, 2005, due in part to a strong increase in Canadian equity securities, evidenced by a 2.4% increase in the S&P TSX Composite Index in the quarter.

Premiums from risk-based products decreased 6% from the fourth quarter of 2004 due to strong payout annuity sales in late 2004. Sales were down 7% from 2004 due to decreased reinvestment activity on guaranteed savings products despite more competitive pricing. The strong equity markets, low interest rates and current consumer preference for income trusts have made guaranteed products less attractive.

Sales of mutual funds through Quadrus increased 64% over the same quarter in 2004. Mutual fund assets grew to over $3.3 billion at December 31, 2005, with $1.3 billion of that in the Quadrus Group of Funds.

Twelve months

Strong IRIS results were evidenced by an 18% increase in segregated fund sales over 2004. This increase reflects the acceptance of the product offering in the market place, a continuing strong Canadian investment market and expanded marketing efforts and sales support at Canada Life. Segregated funds assets increased by 15% or $2.4 billion over December 31, 2004; 11% due to market growth and 4% due to net cash flows.

The asset allocation approach and long-term growth strategy employed by the Company's investment fund business limits the exposure to significant withdrawals. This, coupled with increases in sales over 2004 from all distribution channels, resulted in strong net cash flow and segregated fund asset growth in 2005 that matched the growth rate for the mutual fund industry.

Sales of risk-based products increased 8% over 2004 and premium income increased 27% reflecting successful efforts to attract new money to the organization through more competitive pricing.

Mutual fund assets serviced by Quadrus-licensed investment representatives increased by 52% since December 31, 2004, while sales of mutual funds through Quadrus increased 63%. Effective January 1, 2005, the Company entered into a principal distribution agreement with Mackenzie Financial Corporation covering the distribution of the Quadrus Group of Funds.

Group Retirement Services

In quarter

Sales in the fourth quarter were down from 2004 for all product lines as positive momentum resulting from the conversion of Canada Life based assets to the London Life platform won't be realized until early 2006. Due to the attention paid to conversion activities, the Company gained fewer new cases in 2005 resulting in reduced premium income compared with 2004. Total assets, including segregated funds, risk-based assets and securities offered through GRS Securities Inc., increased by $0.5 billion in the fourth quarter to $33.5 billion at December 31, 2005.

Twelve months

Group Retirement Services converted the Canada Life block of business to the London Life insurance platform during the first half of 2005, which temporarily shifted some focus from sales. From January 2004 to May 2005, Group Retirement Services converted over $12 billion in assets to the London Life insurance platform and the new securities platform, including over $5 billion in 2005. Premiums and deposits in 2004 reflected the impact of converting a portion of the Canada Life securities business to the insurance platform. Excluding the securities-to-insurance conversion activity of $2.2 billion in 2004, premiums and deposits were up 9% over 2004 which highlights the quality of the in-force block of business.

Outlook – Individual Insurance & Investment Products

While most of the Company's business strategies are designed to meet the needs of a specific distribution channel, there are competitive and market needs that are common to all.

During 2005, the organization exceeded expectations for cost savings resulting from the Canada Life acquisition. In addition, an impressive array of new and enhanced products fueled the division's jump in revenue from new business. Product ingenuity included Quadrus Investment Services' Fusion offering, described as one of the most innovative in the industry by Investor Economics, an industry publication. In addition, the organization unveiled significant enhancements to its universal life products, which contributed to industry-leading growth in life insurance.

In the coming year, the IIIP division will continue to aggressively develop, price and market its comprehensive range of products in the face of tough competition.

The number of advisors the Company serves continues to grow through successful recruiting, wholesaling and professional development programs. In particular, advisors highly value the organization's national network of product and marketing specialists. The Company's mutual fund dealer, Quadrus, is also increasingly attractive to experienced investment representatives who wish to transfer business from their existing dealer.

The organization will continue to enhance products, services and tools in order to be the best place for advisors to do business. In 2006, clients will also benefit from the expanded product range and financial planning information, as well as online access to certain account information, and more robust reporting.

The IIIP business unit is well positioned to continue to serve the needs of advisors and clients.

EUROPE

The European segment is broadly organized along geographically defined market segments and offers protection and wealth management products and reinsurance. The segment is comprised of two distinct business units: Insurance & Annuities, which consists of operating divisions in the United Kingdom, Isle of Man, Republic of Ireland, and Germany; and Reinsurance, which operates primarily in the United States, Barbados and Ireland.

The Insurance & Annuities business is conducted through Canada Life and its subsidiaries. The Reinsurance business is conducted through Canada Life, LRG, and their subsidiaries.

TRANSLATION OF FOREIGN CURRENCY

Foreign currency assets and liabilities are translated into Canadian dollars at the market rate at the end of the financial period. All income and expense items are translated at an average rate for the period.

The Company mitigates the volatility associated with the fluctuation of foreign currencies by using forward foreign currency contracts. The effect of these contracts, when utilized, has been reflected in the net effective rate. The rates used to translate foreign currency denominated items are:

Years ended December 31	Balance sheet	Operations	
	Assets & liabilities	Income & expenses	Net effective rate
United States dollar			
2005	**$ 1.17**	**$ 1.21**	**$ 1.2553**
2004	$ 1.20	$ 1.30	$ 1.3648
British pound			
2005	**$ 2.00**	**$ 2.21**	**$ 2.3272**
2004	$ 2.31	$ 2.38	$ 2.3238
Euro			
2005	**$ 1.38**	**$ 1.51**	**$ 1.6159**
2004	$ 1.63	$ 1.62	$ 1.6200

BUSINESS PROFILE

Insurance & Annuities

The international operations of Canada Life and its subsidiaries are located primarily in Europe, and offer a focused portfolio of protection and wealth management products and related services mainly in the United Kingdom, Isle of Man, Republic of Ireland and Germany.

The core products offered in the United Kingdom are payout annuities, savings and group insurance. These products are distributed through independent financial advisors and employee benefit consultants. The Isle of Man operation provides savings and individual protection products that are sold through independent financial advisors in the United Kingdom and in other selected territories.

The core products offered in Ireland are individual insurance and savings and pension products. These products are distributed through independent brokers and a direct sales force. The German operation focuses on pension products that are distributed through independent brokers.

Canada Life has continued to increase its presence in its defined market segments by focusing on the introduction of new products and services, enhancement of distribution capabilities and intermediary relationships.

Reinsurance

The Company's reinsurance business is comprised of operations in the United States, Barbados and Ireland.

In the United States, the Company's reinsurance business is carried on through the U.S. branch of Canada Life, through a subsidiary of LRG (London Life Reinsurance Company), and, commencing in 2005, through a subsidiary of GWL&A (Great-West Life & Annuity Insurance Company of South Carolina, or GWSC). This subsidiary was created in 2005 in conjunction with the establishment of a new long-term letter of credit facility to meet the Company's U.S. statutory Regulation XXX reserve requirements relating to its life reinsurance business. In 2005, the U.S. branch of Canada Life retroceded to GWSC most of its Regulation XXX business.

In Barbados, the Company's reinsurance business is carried on primarily through three subsidiaries of LRG (London Life and Casualty Reinsurance Corporation, London Life and Casualty (Barbados) Corporation, and London Life International Reinsurance Corporation).

In Ireland, the Company's reinsurance business is carried on through a subsidiary of LRG (London Life & General Reinsurance Co. Ltd), and through a subsidiary of Canada Life (Canada Life International Re Limited).

The Company's business includes both reinsurance and retrocession business transacted directly with clients or through reinsurance brokers. As a retrocessionaire, the Company provides reinsurance to other reinsurers to allow those companies to spread their insurance risk.

The product portfolio offered by the Company includes life, annuity and property and casualty reinsurance, provided on both a proportional and non-proportional basis.

In addition to providing reinsurance products to third parties, the Company also utilizes internal reinsurance transactions between affiliated companies. These transactions are undertaken in order to better manage insurance risks relating to retention, volatility and concentration as well as to facilitate capital management for the Company and its subsidiaries and branch operations. These internal reinsurance transactions may produce benefits that are reflected in one or more of the Company's business segments.

MARKET OVERVIEW

Products and services

The Company provides protection and wealth management products that are distributed primarily through independent sales channels.

Insurance & Annuities

Market position

U.K. and Isle of Man
- Among the top 20 life insurance companies operating in U.K.
- A market leader, with 29% share of the group life market
- Second in the group income protection market with 17% share
- A top provider of offshore single premium investment product into the U.K., with 13% market share
- Among the top four insurers in payout annuities, with 8% market share

Ireland
- 6% of Irish life assurance market
- Among the top seven insurers by new business market share

Germany
- Among the top five in the broker unit linked market
- 1.4% market share in the German market

Products and services

Wealth management
- Pensions
- Savings
- Payout annuities

Group Insurance
- Life insurance
- Disability
- Critical illness

Individual Insurance
- Life insurance
- Disability
- Critical illness

Distribution

U.K. and Isle of Man
- Independent financial advisors
- Employee benefit consultants

Ireland
- Independent brokers and direct sales force

Germany
- Independent brokers

Reinsurance

Market position
- Among the top ten life reinsurers in the U.S. by assumed business
- Niche positions in property and casualty and annuity business

Products and services

Life
- Yearly renewable term
- Co-insurance

Property & Casualty
- Catastrophe

Annuity

Distribution
- Independent reinsurance brokers
- Direct placements

Competitive conditions

United Kingdom and Isle of Man

In the United Kingdom, the Company holds strong positions in several product focused markets with particular strength in the payout annuity, offshore savings, group life and income protection markets. Insurance and wealth management products are sold primarily through independent financial advisors. In order to compete with other products carried by these independent advisors, the Company must maintain competitive product design and pricing, distribution compensation and service levels.

Canada Life was awarded a four star rating in the 2005 Financial Advisor Service Awards. This places Canada Life among the top 15 service providers in the investment arena, recognizing the Company's continuing commitment to service excellence.

Republic of Ireland

The life insurance market in Ireland is very mature with one of the highest penetration rates in the world. The larger companies hold a significant share of the market. The Company operates in all segments of the market, and focuses on higher margin products including pensions and single premium savings business. Canada Life is the seventh largest life insurance operation in Ireland as measured by new business market share. Investment in product development infrastructure and systems are critical to continued sales growth and retention of in-force business.

Germany

In 2005, the German market suffered from the after effects of the surge in business relating to the tax concessions granted at the end of 2004. Despite the decline in the unit-linked pensions market in 2005, Canada Life has continued to increase its market share. The Company has established itself in the German market as a provider of innovative fund-based products for pensions as well as disability and critical illness products. During 2005, the Company improved its product suite with particular focus on non-guaranteed unit-linked pensions. The Company is among the top five in the broker unit-linked market in spite of further new entrants to this sector. The Company focused successfully on sales of occupational pensions, disability and critical illness products in 2005.

Reinsurance

In the U.S. life reinsurance market, some major direct writers have sought alternative solutions to manage their U.S. Regulation XXX reserving requirements and, as a result, have reduced the amount of life insurance business that they cede to reinsurers. Despite slower industry growth, the Company has achieved strong new business results and increased its market share, by leveraging its financial strength, creative product solutions and strong client relationships.

Pricing in the property catastrophe retrocession market remained steady in 2005 following the hurricane activity of the previous year. More recently, pricing for 2006 renewals has improved sharply in response to significant industry losses from hurricane damage.

2005 highlights

- The Company purchased a payout annuity block of business in the U.K.
- Shareholder net income increased $43 million, up 12% over 2004.
- Premiums and deposits increased by $1,406 million from 2004 levels, to $10,604 million.
- The Company continues to rationalize its presence in certain international locations. In 2004, the group business in Bermuda was sold. The balance of the Bermuda business and Brazil operations were sold effective July 31, 2005 and October 18, 2005, respectively.

Purchase of the payout annuities block in United Kingdom

In the second quarter, the Company announced that its United Kingdom subsidiary, Canada Life Limited, had reached an agreement to acquire the payout annuity business of Phoenix and London Assurance Limited ("Phoenix and London"), a unit of The Resolution Life Group in the United Kingdom. Under the terms of the transaction, the Company assumed a block of payout annuity liabilities and assets with a corresponding value. The transfer of business to the Company was carried out and approved by the court, with effect from December 31, 2005.

Effective July 1, 2005, the Company reinsured the business and assumed management of the investments. During the year, the contribution from this block to the Company's net income was positive, in line with expectations for mortality and investment experience. The addition of this block of business also increased general fund assets and policy liabilities by approximately $4.4 billion (£2.2 billion).

Net Income

Net income attributable to common shareholders for the three months ended December 31, 2005 increased $11 million or 10% to $122 million compared to the same period in 2004. Strong growth in Insurance & Annuities was partly offset by a decrease in Reinsurance which reflects a provision for expected losses arising from hurricane damage.

Net income attributable to common shareholders for the twelve months ended December 31, 2005 increased $43 million or 12% to $399 million compared to 2004 results.

Selected consolidated financial information – Europe

	For the three months ended December 31			For the twelve months ended December 31		
	2005	2004	% Change	2005	2004	% Change
Total premiums and deposits	$ 3,672	$ 2,552	44%	$ 10,604	$ 9,198	15%
Fee and other income	109	132	-17%	491	400	23%
Paid or credited to policyholders	2,628	1,889	39%	7,643	6,524	17%
Net income – common shareholders	122	111	10%	399	356	12%
Total assets				$ 25,638	$ 21,114	21%
Segregated funds assets				19,296	17,755	9%
Total assets under administration				$ 44,934	$ 38,869	16%

Consolidated operations

	For the three months ended December 31		For the twelve months ended December 31	
	2005	2004	2005	2004
Income:				
Premium income	$ 2,521	$ 1,761	$ 7,144	$ 6,122
Net investment income	320	270	1,149	1,022
Fee and other income	109	132	491	400
Total income	2,950	2,163	8,784	7,544
Benefits and expenses:				
Paid or credited to policyholders	2,628	1,889	7,643	6,524
Other	191	148	659	593
Amortization of finite life intangible assets	–	1	4	5
Net operating income before income taxes	131	125	478	422
Income taxes	6	12	68	63
Net income before non-controlling interests	125	113	410	359
Non-controlling interests	3	2	11	3
Net income – common shareholders	$ 122	$ 111	$ 399	$ 356

Net income – common shareholders

	For the three months ended December 31			For the twelve months ended December 31		
	2005	2004	% Change	2005	2004	% Change
Insurance & Annuities	$ 102	$ 83	23%	$ 337	$ 268	26%
Reinsurance	20	28	-29%	62	88	-30%
	$ 122	$ 111	10%	$ 399	$ 356	12%

Premiums and deposits and sales

Premiums and deposits and sales

Premiums and deposits	For the three months ended December 31			For the twelve months ended December 31		
	2005	2004	% Change	2005	2004	% Change
Business/product						
UK / Isle of Man	$ 1,367	$ 974	40%	$ 4,512	$ 4,273	6%
Ireland / Germany	392	398	-2%	1,378	1,246	11%
International	7	11	-36%	32	63	-49%
Insurance & Annuities	$ 1,766	$ 1,383	28%	$ 5,922	$ 5,582	6%
Reinsurance	1,906	1,169	63%	4,682	3,616	29%
Total premiums and deposits	$ 3,672	$ 2,552	44%	$ 10,604	$ 9,198	15%
Summary by type						
Risk-based products	$ 2,521	$ 1,761	43%	$ 7,144	$ 6,122	17%
Segregated funds deposits						
Individual products	1,151	791	46%	3,460	3,074	13%
Group products	–	–	–	–	2	–
Total premiums and deposits	$ 3,672	$ 2,552	44%	$ 10,604	$ 9,198	15%

Sales	For the three months ended December 31			For the twelve months ended December 31		
	2005	2004	% Change	2005	2004	% Change
Business/product						
UK / Isle of Man	$ 1,105	$ 768	44%	$ 3,464	$ 3,224	7%
Ireland / Germany	213	326	-35%	769	780	-1%
International	–	3	–	–	24	–
Insurance & Annuities	$ 1,318	$ 1,097	20%	$ 4,233	$ 4,028	5%
Reinsurance	1,829	1,111	65%	4,394	3,399	29%
Total sales	$ 3,147	$ 2,208	43%	$ 8,627	$ 7,427	16%

Premiums and deposits for the fourth quarter of 2005 increased $1,120 million or 44% to $3,672 million, while sales increased $939 million to $3,147 million, compared to the same quarter last year. The results reflect strong sales of savings products in United Kingdom/Isle of Man, pension products in Ireland and Germany, and life reinsurance in LRG.

Premiums and deposits for the twelve months ended December 31, 2005 increased $1,406 million or 15% to $10,604 million, while sales increased $1,200 million to $8,627 million, compared to 2004. The results reflect primarily strong sales of payout annuity and savings products in the United Kingdom, savings products in the Isle of Man, pension products in Ireland and Germany, and life reinsurance in LRG.

The year-over-year strengthening of the Canadian dollar against the U.S. dollar, the British pound and the euro had a mitigating effect on results.

Net investment income

	For the three months ended December 31			For the twelve months ended December 31		
	2005	2004	% Change	2005	2004	% Change
Investment income earned	$ 286	$ 248	15%	$ 1,005	$ 941	7%
Amortization of gains and losses	37	24	54%	157	95	65%
Provision for credit losses	–	–		–	(1)	
Gross investment income	323	272	19%	1,162	1,035	12%
Less: investment expenses	3	2	50%	13	13	0%
Net investment income	$ 320	$ 270	19%	$ 1,149	$ 1,022	12%

Net investment income for the three months ended December 31, 2005 increased $50 million or 19% from the same period last year, primarily due to asset growth pertaining to the Phoenix and London acquisition.

For the twelve months ended December 31, 2005, net investment income increased $127 million or 12% from a year ago, primarily due to asset growth pertaining to the Phoenix and London acquisition partially offset by the commutation of certain reinsurance contracts.

Fee income

Fee income

	For the three months ended December 31			For the twelve months ended December 31		
	2005	2004	% Change	**2005**	2004	% Change
Segregated funds and other fees	$ **109**	$ 132	-17%	$ **491**	$ 400	23%

In addition to providing traditional risk-based insurance products, the Company also provides certain products on a fee for service basis. The most significant of these products are segregated funds, for which the Company earns investment management and other fees.

For the three months ended December 31, 2005, fee income decreased $23 million or 17%, primarily due to a large, one-time surge in business in 2004 related to a change in personal tax legislation for certain pension products in Germany.

For the twelve months ended December 31, 2005, fee income increased $91 million or 23%, to $491 million. The solid performance reflects the strong growth of segregated fund business in the United Kingdom and Ireland/Germany, as well as improved equity market performance.

Paid or credited to policyholders

This amount includes increases in policy liabilities, claims, surrenders, annuity and maturity payments, dividend and experience refund payments for risk-based products, but does not include payment amounts for fee-based products (segregated funds).

In aggregate, $7.6 billion was paid or credited to policyholders in the twelve months ended December 31, 2005, compared to $6.5 billion a year ago. The results primarily reflect strong business growth in Insurance & Annuities, increased annuity payments related to the acquired block of business from Phoenix and London, and commutations of certain reinsurance contracts in LRG.

Income tax

Income taxes for the three and twelve month periods ended December 31, 2005 were $6 million ($12 million in 2004) and $68 million ($63 million in 2004), respectively. Income taxes in 2005 were lower for the quarter, primarily reflecting increased pre-tax income in 2005 offset by benefits arising from a reorganization of business carried on in London Life & General Reinsurance Co. Ltd.

Income taxes in 2005 were higher for the year driven by pre-tax income in different jurisdictions and increased pre-tax income in 2005. This was partly offset by the benefits arising from a reorganization of business carried on in London Life & General Reinsurance Co. Ltd.

Other

Included in other benefits and expenses are operating expenses, commissions, as well as premium taxes.

For the three months ended December 31, 2005, operating expenses increased $11 million when compared to the same period in 2004, primarily reflecting non-recurring litigation and redundancy costs. The increase in commissions includes $4 million of net commission payments received from the Canada segment primarily in connection with the reinsurance of acquisition costs associated with certain policies issued in Europe. Commission expense in the Canada segment is increased by a corresponding amount.

For the twelve months ended December 31, 2005, operating expenses increased $7 million when compared to the same period in 2004 for the same reasons as noted for the fourth quarter. The increase in commissions includes $51 million net commission payments received from the Canada segment in 2005 compared with $134 million received in 2004, primarily in connection with the reinsurance of acquisition costs associated with certain policies issued in Europe. Commission expense in the Canada segment is increased by a corresponding amount.

Premium taxes decreased $13 million when compared to prior year, primarily due to higher taxes in 2004 in the participating account in the United Kingdom.

Other

	For the three months ended December 31			For the twelve months ended December 31		
	2005	2004	% Change	**2005**	2004	% Change
Total expenses	$ **91**	$ 79	15%	$ **347**	$ 340	2%
Less: investment expenses	**3**	2	50%	**13**	13	–
Operating expenses	**88**	77	14%	**334**	327	2%
Commissions	**102**	67	52%	**309**	237	30%
Premium taxes	**1**	4	-75%	**16**	29	-45%
Total	$ **191**	$ 148	29%	$ **659**	$ 593	11%

BUSINESS UNITS – EUROPE

Insurance & Annuities

Operating Results

Net income

In quarter

Net income attributable to common shareholders increased $19 million, or 23% to $102 million compared to the fourth quarter of 2004 primarily driven by strong business growth in Europe, favourable mortality experience and earnings accretion from the acquired payout annuities from Phoenix and London.

Twelve months

Net income attributable to common shareholders increased $69 million, or 26% to $337 million compared to the twelve months ended December 31, 2004 driven by strong business growth in Europe, favourable mortality and morbidity experience, earnings accretion from the acquired payout annuities from Phoenix and London, and stronger investment gains resulting in lower reserve requirements in connection with investment fund guarantees.

Improved operational efficiencies and equity market performance also contributed to this strong performance.

Premiums and deposits and sales

In quarter

Premiums and deposits increased $383 million or 28%. The increase reflects higher segregated fund premiums on savings products in the United Kingdom/Isle of Man and pension products in Ireland and Germany.

Sales increased by $221 million or 20% compared to the fourth quarter of 2004. Strong sales growth in savings products in the United Kingdom/Isle of Man and pension products in Ireland were partially offset by weaker sales in Germany. The decrease in Germany reflects a weakening in market demand following the surge in business in 2004 caused by changes to the taxation of pension products.

Twelve months

Premiums and deposits increased $340 million or 6%. The increase reflects higher segregated fund premiums on savings products in the United Kingdom/Isle of Man, payout annuities in the United Kingdom and pension products in Ireland and Germany.

Sales increased by $205 million or 5% compared to the twelve months ended in 2004 for the same reasons as the three month period, as well as strong growth in payout annuities in the United Kingdom.

The year-over-year change in premiums and deposits and sales was negatively affected by the strengthening of the Canadian dollar against the British pound and euro. The average translation rate for the British pound was $2.21 ($2.38 in 2004) and the euro was $1.51 ($1.62 in 2004).

Outlook – Insurance & Annuities

In 2005, the Company grew each of its product focused positions profitably, building on the review of its businesses in Europe undertaken in 2004. To support its strategy of a "multi-niche" European business, Canada Life acquired a £2.2 billion ($4.4 billion) portfolio of payout annuities from Phoenix and London. This major acquisition strengthens the U.K. payout annuity business, leverages a superior investment capability and leads to greater economies of scale, enabling the Company to grow and compete successfully and more profitably in the future.

In addition, the European Integration Program was launched in 2005 to build an effective platform for future growth. The program will foster greater collaboration in Europe by integration and sharing of services, processes, practices and people through leveraging and re-using resources across the different lines of business. The program is expected to assist the Company by improving its margins across multiple lines of business through greater efficiencies and reducing costs.

The Company continues to look for further opportunities to capitalize on the strong niche positions in its core businesses and to expand its distribution capabilities.

United Kingdom/Isle of Man – Overall, there was strong performance in all key business areas. Payout annuity sales grew significantly in 2005 and the business was strengthened by the Phoenix and London acquisition. The wealth management businesses also exhibited strong growth over 2004 as a result of an increased focus on building a quality distribution capability and an excellent product portfolio combined with a favourable investment marketplace in 2005. The group business continued to expand with increased sales over 2004 and strong underlying profitability notwithstanding the claims paid as a result of the natural disaster in the Far East and the July terrorist attack in London.

The U.K. will continue to focus on building market share and expanding its core businesses of payout annuities, wealth management and group insurance through competitive pricing, enhanced value proposition, expanded distribution capability and investment in systems. In addition, the Company will continue to focus on increasing market share in the small and mid-sized case market segments of its group business.

Ireland/Germany – In Ireland, there was strong sales performance in pensions in 2005, and the Company will continue to leverage its strong presence in the pensions market in 2006. The Irish economy and wealth management market is likely to remain buoyant in the coming year. This is expected to be partially driven by the maturing of a government subsidized savings program which will result in more funds being available in the market place. The emphasis in 2006 will be on expanding distribution capabilities, including strengthening intermediary relationships and recruiting in the direct sales force.

In 2005, the German market declined following the surge of business in 2004 brought about by changes to the taxation of pensions products. Evidence of a recovery began to emerge in late 2005 and it is expected that this gradual recovery will continue into 2006. In addition, the German market has relatively low levels of insurance penetration. This factor combined with reductions in the state pension provision create a significant growth potential in the German market particularly towards fund-based products.

During 2005, the Company strengthened its annuity and insurance product offerings, including a major revision to its unit-linked non-guaranteed pension product. In 2006, particular focus will be on occupational pensions as this is expected to be the fastest growing product segment, as well as continued focus on its other core unit-linked pensions, disability and critical illness products. The Company is now positioned with a full product suite to take advantage of the recovering market conditions.

International – In 2005, the Company completed the sale of the Brazil and the balance of the Bermuda operations. This is in keeping with our strategy to focus on core businesses.

Reinsurance

Operating Results

Net income

In quarter

Net income for the Reinsurance business unit was $20 million, a decrease of $8 million from the fourth quarter of 2004. The results for 2005 and 2004 were affected by a number of significant items.

The 2005 results were impacted negatively by a provision for expected losses arising from hurricane damage ($13 million) and an increase in life reinsurance mortality reserves ($51 million).

During the fourth quarter, the Company reorganized its reinsurance operations. A block of life reinsurance business was transferred from Canada Life to a subsidiary of GWL&A in connection with the establishment of a new long-term letter of credit facility resulting in a benefit of $29 million. In addition, a tax benefit of $16 million was recognized from the reorganization of business in London Life & General Reinsurance Co. Ltd.

In the fourth quarter of 2004, results were impacted positively by the reinsurance of a block of segregated fund policies from London Life to London Life and Casualty Reinsurance Corporation ($34 million), more than offset by unfavourable experience in certain property and casualty contracts.

Other sources of earnings contributed $29 million to 2005 earnings in the quarter, compared to $39 million in 2004. The 2005 results reflect lower margins in LRG arising from lower business volumes and weaker mortality experience in the life reinsurance business.

Twelve months

Net income for the Reinsurance business unit was $62 million, a decrease of $26 million from 2004. The results for 2005 and 2004 were affected by a number of significant items.

The 2005 results were impacted negatively by a provision for expected losses arising from hurricane damage ($43 million) and an increase in life reinsurance mortality reserves ($51 million). The 2005 results also reflect the release of provisions held in connection with 9/11 claims ($19 million).

In the year, the Company reorganized its reinsurance operations. A block of life reinsurance business was transferred from Canada Life to a subsidiary of GWL&A in connection with the establishment of a new long term letter of credit facility resulting in a benefit of $29 million. In addition, a tax benefit of $16 million was recognized from the reorganization of the Company's business in London Life & General Reinsurance Co. Ltd.

In 2004, results were impacted positively by the reinsurance of a block of segregated fund policies from London Life to London Life and Casualty Reinsurance Corporation ($34 million), more than offset by unfavourable experience in certain property and casualty contracts.

Other sources of earnings contributed $71 million to 2005 earnings compared to $115 million in 2004. The 2005 results reflect lower margins in LRG. In addition, higher traditional life business volumes in Canada Life Reinsurance resulted in higher new business strain. Results also reflected weaker mortality experience in the life reinsurance business.

Premiums and deposits and sales

In quarter

Premiums and deposits for the Reinsurance business unit were $1,906 million, an increase of $737 million or 63% over the three months ended December 31, 2004. Sales were $1,829 million, an increase of $718 million or 65% over the same period in 2004. This primarily reflects sales of a few large in-force life reinsurance arrangements and the commutations and renegotiations of certain reinsurance contracts by LRG.

Twelve months

Premiums and deposits for the Reinsurance business unit were $4,682 million, an increase of $1,066 million or 29% over the twelve months ended December 31, 2004. Sales were $4,394 million, an increase of $995 million or 29%. The increase in premiums and deposits and sales is due to the same reasons as the three months period.

The year-over-year strengthening of the Canadian dollar against the U.S. dollar had an adverse effect on results.

Outlook – Reinsurance

The U.S. life reinsurance industry is expected to grow modestly as cession rates stabilize. The reserving requirements imposed by U.S. Regulation XXX have caused a number of life reinsurers to develop cost effective long-term solutions that, depending on pricing, may offer insurers an alternative to developing an in-house approach. The Company expects continued growth in this line, building on the complementary strengths of Canada Life and LRG in innovative product solutions and strong client relationships.

Pricing in the property catastrophe retrocession market is expected to remain strong as the industry recovers from the 2005 hurricane season and reflects higher modelled losses, driven by both higher expected frequencies and severity of catastrophe losses. The increased risks are also being reflected in rating agency stress testing, which may require industry players to increase capital in order to maintain their ratings. These factors may also lead to revived interest in non-traditional reinsurance and retrocession covers in the coming year.

UNITED STATES

The United States operating results for Lifeco include the results of GWL&A and the results of the insurance businesses in the United States branches of Great-West and Canada Life, together with an allocation of a portion of Lifeco's corporate results.

BUSINESS PROFILE

Healthcare

GWL&A is a national employee benefits provider with expertise in self-funding and creative health care management solutions. The Company is an industry leader in self-funded solutions for companies with less than 200 employees. GWL&A provides employers in the United States with a comprehensive line of employee benefit products and services, including health plans, flexible spending account administration, dental and vision plans, life insurance benefits, and short and long-term disability coverage. Products offered include traditional and managed care plan designs, consumer-driven health plans and tiered benefit options. The Company's products include state-of-the-art cost and care management procedures, as well as comprehensive networks that help ensure quality health care.

While the Company continues to reduce its focus on its HMO products in most markets, Great-West Healthcare Consumer Advantage^sm, a consumer-driven tiered benefits product, has continued its success. This first-to-market consumer-driven PPO provides employers with a more affordable option than a traditional plan design and engages employees in health care decisions.

The Company's disease management programs focus on asthma, cancer, diabetes, emphysema, heart disease, end stage renal disease, chronic pain and premature births. These programs benefit employers and members by reducing hospitalization costs and employee absences and increasing productivity. Great-West Healthcare contracts with CorSolutions, Inc., the nation's leading provider of health intelligence solutions, for many of these programs. CorSolutions assists with data analysis, risk assessment and predictive modeling for client groups and provides an interactive health and wellness web site for members.

Products and services are distributed through field sales staff located in group sales offices across the United States, through brokers and through arrangements with third-party administrators (TPAs).

Financial Services

GWL&A provides an array of financial security products, including employer-sponsored defined contribution retirement plans and defined benefit plans for certain market segments. Solid partnerships with government plan sponsors helped the Company maintain its position as the largest provider of services to state defined contribution plans, with 16 of 50 state clients as well as the government of Guam. It also provides annuity and life insurance products for individuals, families and corporate executives. Through its FASCore subsidiary, it offers private-label recordkeeping and administrative services for other providers of defined contribution plans.

MARKET OVERVIEW

Products and services

The Company provides a focused product offering that is distributed through a variety of channels.

Healthcare

Market position
- 2,025,000 medical members
- Provides life, health and disability insurance products for almost 5,200 employers

Products and services
- Self-funded medical plans
- Medical stop-loss: aggregate and specific
- Consumer driven health models: health reimbursement accounts (HRA), health savings accounts (HSA), tiered PPO
- Pharmacy
- Flexible spending accounts (FSA)
- HMO, PPO, POS
- Ancillary products
  - Long and short-term disability insurance
  - Life and ADD insurance
  - Dental and vision coverage

Distribution
- 368 sales and service staff
- 16 regional offices
- Joint ventures with third-party administrators (TPAs)

Financial Services

Market position
- One of the ten largest defined contribution recordkeepers in the country, providing services to 2,767,000 participants
- Significant market share in state and local government deferred compensation plans

Products and services

Retirement Services
- Enrollment services, communication materials, investment options and education services to employer-sponsored contribution plans
- Comprehensive administrative and recordkeeping services for financial institutions and employer-sponsored defined contribution plans

Individual Markets
- Business-owned life insurance (BOLI) marketing products and customer services targeting the general corporate and financial institution benefit plan markets
- Simple and transactional individual term insurance products for institutional markets

Distribution
- 287 pension consultants, representatives and service personnel serving the retirement services market
- FASCore provides recordkeeping and administrative services through institutional partners
- Marketing agreements with financial institutions to distribute individual life insurance
- Clark Consulting distributes business-owned life insurance products (BOLI)
- Charles Schwab & Co. Inc. distributes individual life insurance and annuities

GREAT-WEST LIFECO INC.

Competitive conditions

Healthcare

The employee benefits industry is highly competitive. The marketplace creates pricing pressures that encourage employers to seek competitive bids each year. Although most employers are looking for affordably priced employee benefits products, they also want to offer product choices as employee needs differ. In many cases it is more cost-effective and efficient for an employer to contract with a carrier such as GWL&A that offers multiple product lines and centralized administration. In addition to price, there are a number of other factors that influence employer decision-making. These factors include: quality of services; size, cost-effectiveness and quality of provider networks; product responsiveness to customers' needs; cost-containment services; and the effectiveness of marketing and sales.

Financial Services

The life insurance, savings, and investments marketplace is competitive. The Company's competitors include mutual fund companies, insurance companies, banks, investment advisors, and certain service and professional organizations. No one competitor or small number of competitors is dominant. Competition focuses on service, technology, cost, variety of investment options, investment performance, product features, price, and financial strength as indicated by ratings issued by nationally recognized agencies.

2005 highlights

- Net income for the year ended December 31, 2005 in U.S. dollars increased 14% over the same period in 2004.
- During the fourth quarter of 2004, the Company converted its pharmacy business to Express Scripts, Inc. which resulted in more competitive pricing and increased pharmaceutical options in 2005. Revenue recognized related to pharmacy benefits in 2005, exclusive of currency translation impacts, increased 20% as compared to 2004.
- 77% membership increase in the specialty risk segment to 361,000 members through the successful expansion into the TPA distribution channel.
- Financial Services integrated EMJAY Retirement Plan Services, Inc. (EMJAY RPS) into core operations during 2005.
- Advised Assets Group, LLC (AAG) successfully rolled out Reality Investing, a program that expands AAG's participant level advice tool into a suite of investment advisory services to 401(k) plans.

Selected consolidated financial information – United States

	For the three months ended December 31			For the twelve months ended December 31		
	2005	2004	% Change	2005	2004	% Change
Total premiums and deposits	$ **2,437**	$ 2,509	-3%	$ **10,915**	$ 10,358	5%
Fee and other income	**294**	294	–	**1,169**	1,191	-2%
Paid or credited to policyholders	**555**	608	-9%	**3,362**	2,310	46%
Net income – common shareholders	**161**	166	-3%	**606**	636	-5%
Total assets				$ **27,334**	$ 27,473	-1%
Segregated funds assets				**17,008** [(1)]	16,820	1%
Total assets under administration				$ **44,342**	$ 44,293	–

(1) The Company's segregated funds offer mutual funds or other investment options that purchase guaranteed annuity contracts issued by the Company. As of December 31, 2005, such investments had been made in the guaranteed interest annuity contracts in the amount of $440 million. As the general account investments are also included in the segregated funds account balances, the Company has reduced the segregated fund account balances by $373 million to avoid overstatement of customer account values under management.

Consolidated operations

	For the three months ended December 31		For the twelve months ended December 31	
	2005	2004	2005	2004
Income:				
Premium income	$ **440**	$ 449	$ **2,769**	$ 1,667
Net investment income	**344**	420	**1,467**	1,710
Fee and other income	**294**	294	**1,169**	1,191
Total income	**1,078**	1,163	**5,405**	4,568
Benefits and expenses:				
Paid or credited to policyholders	**555**	608	**3,362**	2,310
Other	**291**	306	**1,191**	1,294
Net operating income before income taxes	**232**	249	**852**	964
Income taxes	**75**	81	**245**	317
Net income before non-controlling interests	**157**	168	**607**	647
Non-controlling interests	**(4)**	2	**1**	11
Net income – common shareholders	$ **161**	$ 166	$ **606**	$ 636

Net income – common shareholders

	For the three months ended December 31			For the twelve months ended December 31		
	2005	2004	% Change	2005	2004	% Change
Healthcare	$ 62	$ 73	-15%	$ 232	$ 265	-12%
Financial Services	88	92	-4%	356	368	-3%
Corporate	11	1	–	18	3	–
	$ 161	$ 166	-3%	$ 606	$ 636	-5%
In millions US $	$ 123	$ 106	16%	$ 459	$ 403	14%

Net income

Consolidated net income of the United States segment for the three months ended December 31, 2005 was $161 million compared to $166 million for the same period in 2004. The slight decrease was primarily related to the change in the net effective currency rate as net income increased 16% in U.S. dollars.

In the quarter, Healthcare net income increased 4% in U.S. dollars due to higher morbidity and mortality gains combined with increased pharmacy benefit management revenue. Financial Services net income increased 16% in U.S. dollars, due to a reduction in income tax liability related to the resolution of prior year tax issues, improved investment margins and increased fees somewhat offset by lower mortality.

The in-quarter income from Corporate increased by $10 million in Canadian dollars, mainly due to a reduction in policy reserves relating to a reinsurance transaction with the U.S. branch of Canada Life.

Consolidated net income, in U.S. dollars, of the United States segment for the twelve months ended December 31, 2005 was $459 million, up $56 million or 14% from $403 million for 2004.

Healthcare net income increased 5% in U.S. dollars due to improved aggregate claims experience. Financial Services net income increased 16% in U.S. dollars due to improvements in both the Individual Markets and Retirement Services areas.

In addition to the contribution to earnings from Healthcare and Financial Services, a Corporate contribution of $14 million in U.S. dollars, was mainly due to a reduction in policy reserves resulting from a reinsurance transaction.

Premiums and deposits and sales

Consolidated premiums and deposits of the United States segment for the three months ended December 31, 2005 was relatively flat in U.S. dollars over the same period in 2004.

Consolidated sales, in U.S. dollars, of the United States segment for the three months ended December 31, 2005 were $385 million compared to $503 million in 2004. The majority of the decrease reflects a decline in Financial Services sales, while Healthcare sales were also down.

Premiums and deposits and sales were negatively impacted by the strengthening of the Canadian dollar against the U.S. dollar.

Premiums and deposits and sales

	For the three months ended December 31			For the twelve months ended December 31		
Premiums and deposits	2005	2004	% Change	2005	2004	% Change
Business/product						
Healthcare	$ 1,532	$ 1,559	-2%	$ 6,410	$ 6,357	1%
Financial Services	905	950	-5%	4,505	4,001	13%
Total premiums and deposits	$ 2,437	$ 2,509	-3%	$ 10,915	$ 10,358	5%
Summary by type						
Risk-based products	$ 440	$ 449	-2%	$ 2,769	$ 1,667	66%
Self-funded premium equivalents (ASO contracts)	1,348	1,438	-6%	5,580	6,118	-9%
Segregated funds deposits						
Individual products	59	39	51%	208	231	-10%
Group products	590	583	1%	2,358	2,342	1%
Total premiums and deposits	$ 2,437	$ 2,509	-3%	$ 10,915	$ 10,358	5%
Total premiums and deposits US $	$ 2,072	$ 2,066	–	$ 9,021	$ 7,968	13%

	For the three months ended December 31			For the twelve months ended December 31		
Sales	2005	2004	% Change	2005	2004	% Change
Business/product						
Healthcare	$ 124	$ 158	-22%	$ 968	$ 1,409	-31%
Financial Services	324	441	-27%	1,563	1,695	-8%
Total sales	$ 448	$ 599	-25%	$ 2,531	$ 3,104	-18%
Total sales US $	$ 385	$ 503	-23%	$ 2,092	$ 2,387	-12%

GREAT-WEST LIFECO INC.

Consolidated premiums and deposits of the United States segment for the twelve months ended December 31, 2005 increased $1,053 million in U.S. dollars or 13% over the same period in 2004 and totalled $9,021 million. The increase is primarily attributable to increases in Retirement Services and a reduction in premiums ceded in 2005 compared to 2004 in the Healthcare business unit.

Consolidated sales of the United States segment for the twelve months ended December 31, 2005 were $2,092 million compared to $2,387 million in 2004 in U.S. dollars. The 12% decrease is primarily related to Healthcare sales decreasing $283 million reflecting a decline in the number of cases sold combined with lower average case size.

Premiums and deposits and sales were negatively impacted by the strengthening of the Canadian dollar against the U.S. dollar.

Net investment income

Net investment income for 2005 decreased by $243 million or 14% compared to the previous year. The decrease was due primarily to the strengthening of the Canadian dollar. The investment portfolio also experienced a small decrease in the overall yield due to reinvestment of assets at lower interest rates.

Fee income

Fee income is derived from the management of segregated funds assets, the administration of group health ASO business, and third-party administration fees.

Fee income for 2005 decreased 2% compared to 2004 as overall fee income growth of 5% in U.S. dollars was offset by the impact of a strengthening Canadian dollar.

Segregated funds fee income increased slightly in 2005 compared to 2004 partially due to the recovery of the U.S. equity markets, offset by a decrease due to the strengthening of the Canadian dollar.

The decrease in ASO administrative fees is primarily the result of the strengthening of the Canadian dollar, which offset a 2% increase in fees in U.S. dollars which was driven by increased Pharmacy Benefit Management revenue due to higher utilization combined with favourable contract amendments.

Other fee income increased primarily in Retirement Services due to growth in the institutional services segment primarily from new institutional client relationships, the EMJAY RPS acquisition, and the recovery of the U.S. equity markets.

Paid or credited to policyholders

Amounts paid or credited to policyholders includes changes in policy liabilities, claims, surrenders, annuity and maturity payments, dividend and experience refund payments for risk-based products, but does not include payments for fee-based products such as ASO contracts and segregated funds.

For the three months ended December 31, 2005, amounts paid or credited to policyholders were $555 million. This result was after a $76 million ($127 million in 2004) reduction relating to the reinsurance of group health business to third-party reinsurers. Excluding the impact of the reinsurance transactions, amounts paid or credited to policyholders decreased by 14% from $735 million in 2004 to $631 million primarily from a decrease in policy reserves in Retirement Services.

For the twelve months ended December 31, 2005, amounts paid or credited to policyholders were $3,362 million. This result was after a $308 million ($977 million in 2004) reduction relating to the reinsurance of group health business to third-party reinsurers. Excluding the impact of the reinsurance transactions, amounts paid or credited to policyholders increased by 12% from $3,287 million in 2004 to $3,670 million primarily from an increase in maturities and surrenders and policy reserves in Retirement Services related to increased guaranteed premium.

Net investment income

	For the three months ended December 31			For the twelve months ended December 31		
	2005	2004	% Change	2005	2004	% Change
Investment income earned	$ 356	$ 390	-9%	$ 1,429	$ 1,617	-12%
Amortization of gains and losses	31	40	-23%	82	107	-23%
Provision for credit losses	(38)	(5)	–	(25)	5	–
Gross investment income	349	425	-18%	1,486	1,729	-14%
Less: investment expenses	5	5	–	19	19	–
Net investment income	$ 344	$ 420	-18%	$ 1,467	$ 1,710	-14%

Fee income

	For the three months ended December 31			For the twelve months ended December 31		
	2005	2004	% Change	2005	2004	% Change
Segregated funds	$ 53	$ 51	4%	$ 215	$ 221	-3%
ASO contracts	202	215	-6%	801	843	-5%
Other	39	28	39%	153	127	20%
	$ 294	$ 294	–	$ 1,169	$ 1,191	-2%

Other

Included in other benefits and expenses are operating expenses, commissions, as well as premium taxes.

For 2005, operating expenses, commission payments and premium tax payments decreased 8% to $1,191 million, primarily due to a combination of the strengthening of the Canadian dollar and lower commissions in Healthcare as a result of a decrease in sales.

Other

	For the three months ended December 31			For the twelve months ended December 31		
	2005	2004	% Change	2005	2004	% Change
Total expenses	$ 227	$ 235	-3%	$ 930	$ 985	-6%
Less: investment expenses	5	5	–	19	19	–
Operating expenses	222	230	-3%	911	966	-6%
Commissions	57	61	-7%	224	264	-15%
Financing charges	3	5	-40%	14	18	-22%
Premium taxes	9	10	-10%	42	46	-9%
Total	$ 291	$ 306	-5%	$ 1,191	$ 1,294	-8%

BUSINESS UNITS – UNITED STATES

Operating Results

Healthcare

Net income

In quarter

In quarter earnings in the Healthcare business unit in U.S. dollars totaled $47 million, which is a 4% increase compared to the same period in 2004. Improved individual stop-loss experience in all U.S. market segments and improved mortality results in the select segment was partially offset by lower administrative fees on lower core business membership. These results also include increased Pharmacy Benefit Management revenue due to higher utilization combined with favorable contract amendments. Due to the impact of the stronger Canadian dollar, the reported net income decreased $11 million or 15% compared to the same period in 2004.

Twelve months

Net income for the twelve months ended December 31, 2005 was $175 million compared to $167 million a year ago in U.S. dollars. The 5% increase is related primarily to improved aggregate claims experience and increased Pharmacy Benefit Management revenue. The Company bolstered existing product lines in 2005 and introduced new products and options to provide employers with more affordable options while preserving the Company's underwriting margins. Due to the impact of the stronger Canadian dollar, the reported net income decreased $33 million or 12% compared to the previous year.

Premiums and deposits and sales

Healthcare – divisional summary

	For the three months ended December 31			For the twelve months ended December 31		
Premiums and deposits	2005	2004	% Change	2005	2004	% Change
Business/product						
Group life and health						
– guaranteed	$ 184	$ 121	52%	$ 830	$ 239	–
– ASO	1,348	1,438	-6%	5,580	6,118	-9%
Total premiums and deposits	$ 1,532	$ 1,559	-2%	$ 6,410	$ 6,357	1%
Total premiums and deposits US $	$ 1,300	$ 1,282	1%	$ 5,298	$ 4,891	8%

	For the three months ended December 31			For the twelve months ended December 31		
Sales	2005	2004	% Change	2005	2004	% Change
Business/product						
Group life and health	$ 124	$ 158	-22%	$ 968	$ 1,409	-31%
Sales US $	$ 108	$ 142	-24%	$ 800	$ 1,083	-26%

Healthcare – members (in thousands)

	Change for the three months ended December 31		Total at December 31		
	2005	2004	2005	2004	% Change
Select and mid-market	7	18	1,292	1,367	-5%
National and specialty risk	53	55	733	654	12%
Total	60	73	2,025	2,021	–

In quarter

The reported net premiums and deposits decreased by 2% compared to the previous year. Healthcare premiums and deposits for the fourth quarter of 2005, in U.S. dollars, increased 1% to $1,300 million. This is net of $64 million of premiums ceded in 2005 and $112 million in 2004 to third-party reinsurers, mainly relating to medical stop-loss business.

Excluding the impact of reinsurance activity, premium income in U.S. dollars is slightly lower in 2005 compared to the same period last year. Reduced ASO premium, due to lower U.S. market membership, is partially offset by higher guaranteed premium from increased renewal pricing.

Membership at December 31, 2005 of 2.025 million members increased 3% from 1.965 million members at September 30, 2005, primarily in the specialty risk segment.

Healthcare sales decreased 24% to $108 million for the three months ended December 31, 2005 over the same period last year in U.S. dollars. This decrease is attributable to a decrease in both number of cases sold as well as the average case size. The decline is primarily in the select and mid-market segments due to the difficult, competitive environment in which many large competitors are focusing on increasing market share by major acquisitions and aggressive pricing strategies.

Twelve months

The reported net premiums and deposits increased 1% compared to the previous year. Healthcare premiums and deposits in U.S. dollars increased by 8% to $5,298 million, net of $254 million of premiums ceded in 2005 and $750 million of premiums ceded in 2004 to third-party reinsurers, mainly relating to medical stop-loss business. The 2004 result also reflected a reduction in premiums and deposits of $320 million as a result of ceding 100% of CLFC's U.S. branch group life and health business to Jefferson-Pilot Corporation.

Excluding the impact of reinsurance activity, premium revenue in U.S. dollars is slightly lower in 2005 compared to the same period last year. Reduced ASO premium is partially offset by higher guaranteed premium from increased renewal pricing.

Membership at December 31, 2005 of 2.025 million members increased slightly from 2.021 million members at December 31, 2004. Increases in the specialty risk segment have offset decreases in all other markets resulting from lower sales. This membership includes 54,000 medical members related to the September acquisition of Mediversal, Inc., a Las Vegas based TPA health care service provider that administers claims for employers with self-funded group health and workers' compensation plans.

Healthcare sales in U.S. dollars decreased 26% to $800 million for the twelve months ended December 31, 2005, compared to the $1,083 million in the prior year. This reflected a decrease in both the number of cases sold and the average size of cases sold primarily in the select and mid-market segments. This decrease is attributable to the emphasis on the quality of cases sold demonstrated by increased profitability on 2005 new case sales versus those sold in 2004. Additionally, the difficult, competitive environment contributed to the decline.

Outlook – Healthcare

The Company recognizes that the health care marketplace continues to change. An enhanced product portfolio and success in opening new channels through the specialty risk segment helped to maintain membership during 2005 despite this changing environment.

The Company introduced a health savings account (HSA) for employer-sponsored health plans, strengthening the Company's product portfolio. This new offering pairs a high-deductible health plan administered by Great-West Healthcare with an HSA administered by an outside third party. This product offering is critical to the continued success of this business given the high level of interest by employers in HSA's, a popular product in the expanding market for consumer-driven health plans.

The Company continues to focus on programs that benefit members and deliver savings to employers. By expanding the Company's second-tier network program, members were offered discounts on services from thousands of additional providers outside the Company's proprietary network. Network expansion contributes to the Company's competitive positioning as it continues to provide claims savings to employers as well as more provider options for the employees of multi-state employers.

Efforts surrounding provider re-contracting and more disease management programs will continue to enhance the Company's medical cost and market positions. These efforts are a key element in controlling health care costs for clients and members.

In 2005, the specialty risk market segment, which focuses on third-party administrators (TPAs) and other specialized distribution channels, was expanded. This segment distributes medical stop-loss coverage, access to a national provider network, as well as medical and disease management through third-party administrators and smaller health insurance carriers. The acquisition of Mediversal, Inc., a health care services company that administers claims for employers with self-funded group health and workers' compensation plans, was completed in September, 2005. The continued expansion of additional TPA relationships such as these is a focus for 2006 as well as the implementation of new product offerings such as Pharmacy Benefit Management through our TPA channels.

Continued evaluation of the Company's core administrative systems will be a focus in 2006 as efforts have begun to implement a new system initiative that would result in the consolidation of many existing core administrative systems.

Efforts to enhance brand awareness continue as the theme of the Company's targeted advertising campaign, "New Ideas From the Frontier of Health Care", communicates the strategy for delivering innovative, affordable benefits plans to businesses. The Company will continue to build on its strengths in self-funding, creative solutions, and medical management expertise.

Financial Services

Operating Results

Net income

In quarter

In quarter earnings were $88 million, a decrease of $4 million or 4% compared to the same period in 2004. The decrease is primarily attributable to the currency translation rates. In U.S. dollars, earnings increased 16% compared to the same period in 2004. The increase was due primarily to increases in the Retirement Services area as a result of higher fee income in the fourth quarter of 2005. Fee income has increased primarily due to growth in the institutional services segment primarily from new institutional client relationships and the EMJAY RPS acquisition.

Twelve months

The decrease in earnings of 3% for the twelve months ended December 31, 2005, compared to a year ago, is driven primarily by the change in currency translation rates. In U.S. dollars, earnings for the year 2005 increased 16% due to improvements in both the Individual Markets and Retirement Services areas. Increased fee income, investment income, and improved mortality have contributed to the increase in 2005 when compared to 2004. Fee income has increased primarily for the same reasons as discussed above.

Financial services – divisional summary

	For the three months ended December 31			For the twelve months ended December 31		
Premiums and deposits	2005	2004	% Change	2005	2004	% Change
Business/product						
Individual Markets	$ 227	$ 205	11%	$ 848	$ 915	-7%
Retirement Services	678	745	-9%	3,657	3,086	19%
Total premiums and deposits	$ 905	$ 950	-5%	$ 4,505	$ 4,001	13%
Total premiums and deposits US $	$ 772	$ 784	-2%	$ 3,723	$ 3,077	21%

	For the three months ended December 31			For the twelve months ended December 31		
Sales	2005	2004	% Change	2005	2004	% Change
Business/product						
Individual Markets	$ 67	$ 41	63%	$ 232	$ 231	–
Retirement Services	257	400	-36%	1,331	1,464	-9%
Total sales	$ 324	$ 441	-27%	$ 1,563	$ 1,695	-8%
Total sales US $	$ 277	$ 361	-23%	$ 1,292	$ 1,304	-1%

Financial services – participant accounts (in thousands)

	Change for the three months ended December 31		Total at December 31		
	2005	2004	2005	2004	% Change
Individual Markets	(2)	(11)	454	452	–
Public/Non-Profit	70	15	1,578	1,436	10%
FASCore	10	114	716	635	13%
401(k)	(10)	(20)	473	449	5%
Retirement Services	70	109	2,767	2,520	10%
Total	68	98	3,221	2,972	8%

Premiums and deposits and sales

In quarter

Premiums and deposits for the fourth quarter of 2005 were $905 million, a decrease of $45 million or 5% compared to the same period in 2004, primarily as a result of the strengthening of the Canadian dollar in 2005, as U.S. dollar results were relatively flat with an increase in Individual Markets offset by a decrease in Retirement Services.

Sales for the fourth quarter of 2005 decreased $84 million or 23% in U.S. dollars compared to 2004. In 2004 there were several large sales during the fourth quarter that were not repeated in 2005 in Retirement Services. The decrease in Retirement Services is somewhat offset by an increase in Individual Markets sales related to the introduction of general account sales of the BOLI product in 2005.

Twelve months

Premium and deposits in U.S. dollars for the twelve months ended December 31, 2005 increased $646 million or 21% over the prior year, which was primarily attributable to increases in Retirement Services. These increases are somewhat offset by the strengthening Canadian dollar in 2005.

The Company's segregated funds offer mutual funds or other investment options that purchase guaranteed interest annuity contracts. These guaranteed interest annuity contracts totalled $440 million for the twelve months ended December 31, 2005 and are included above as premium. As the general account investment contracts are also included in the segregated funds account balances, the Company has reduced the segregated fund account balances by $373 million to avoid overstatement of customer account values under management.

Sales for the twelve months ended December 31, 2005 were relatively flat in U.S. dollars and the reported decrease of 8% was primarily attributable to the strengthening Canadian dollar in 2005. Individual Markets sales of BOLI increased while sales in Retirement Services decreased.

At December 31, 2005, Retirement Services participant accounts increased 10% compared to December 31, 2004 due primarily to the increase of recordkeeping participants in FASCore and the acquisition of EMJAY RPS.

Financial services – Retirement Services customer account values

	Change for the three months ended December 31		Total at December 31		
	2005	2004	2005	2004	% Change
General account – fixed options					
Public/Non-profit	$ 1	$ (212)	$ 4,378	$ 4,316	1%
401(k)	(2)	(62)	1,280	1,022	25%
	$ (1)	$ (274)	$ 5,658	$ 5,338	6%
Segregated funds – variable options					
Public/Non-profit	$ 60	$ 136	$ 6,576	$ 6,695	-2%
401(k)	130	216	7,499	7,685	-2%
	$ 190	$ 352	$ 14,075	$ 14,380	-2%
Unaffiliated retail investment options & administrative services only					
Public/Non-profit	$ 3,876	$ 935	$ 42,661	$ 36,167	18%
401(k)	328	130	6,333	3,785	67%
Institutional (FASCore)	855	5,186	22,081	18,125	22%
	$ 5,059	$ 6,251	$ 71,075	$ 58,077	22%

Account values invested in the general account investment options have increased full year in U.S. dollars by 9%. The increase in 2005 is due to the guaranteed interest annuity contract transfers into the general account as described above. This increase is somewhat offset due to the strengthening of the Canadian dollar. Overall for the full year 2005, the variable account values have remained flat as compared to 2004 in U.S. dollars and decreased slightly due to the strengthening of the Canadian dollar. Participant account values invested in unaffiliated retail investment options and participant account values where only administrative services and recordkeeping functions are provided have increased 22% in 2005. The increase is attributable to growth in the institutional services segment primarily from new institutional client relationships, the EMJAY RPS acquisition, the recovery of the U.S. equity markets resulting in growth on the existing assets, and increased cash flows into the unaffiliated retail investment.

Outlook – Financial Services

In 2005, Individual Markets continued to focus on core strengths, increasing the number of placed policies, improving retention and increasing the partnership base. Plans are also underway to launch new market-driven products and value added service enhancements to existing partners.

In the Financial Institutions market there was continued growth in 2005, however, the growth pace slowed while changes were made to the products and processes to enhance the financial performance of this business line. New products were successfully introduced in 2005 to both improve business margins (new term product array) as well as expand into the wealth transfer market.

In 2006, Individual Markets plans to market the wealth transfer product through new and existing partners. The Company is also realigning its marketing and sales resources to more directly support its partners' sales needs through wholesaling activities. The renewed product line up and focus on field sales, will enable further profitable growth of this market.

The Company continues to utilize and expand upon its partnership with Clark Consulting to distribute BOLI. The focus is to provide creative and flexible solutions to meet client needs for financing non-qualified executive retirement plans through the use of life insurance. The area continues to enhance its relationships with key consultants and develop new marketing materials to communicate the Company's proprietary strengths and expertise. The Company continues to explore opportunities in the small corporate market to cross sell executive benefits marketing and product solutions to the existing corporate retirement market customers. The Company introduced a new product design in 2004 which resulted in increased sales opportunities in 2005, which we expect will have a positive impact on premium growth in 2006.

The Retirement Services business line continues to improve upon the enhanced field service model introduced in 2004. This strategy offers a proactive, measurable approach to increasing participation among existing clients, providing education, encouraging appropriate asset allocation and meeting the information needs of participants. This initiative should position the Company to continue its penetration of the existing client base in 2006 while continuing to seek out new opportunities in this highly competitive market place.

In 2005, Retirement Services completed its integration of the operations of EMJAY RPS, and will create additional infrastructure to support the growth experienced in the Retirement Services business line. Several key partnerships were established in 2005 with two major financial institutions. These key partnerships should continue to increase the Company's fees received from the institutional services segment.

In late 2005, AAG, the Company's registered investment advisory subsidiary, expanded Reality Investing, a program that extends AAG's participant level advice tool into a suite of investment advisory services. Reality Investing provides access to a range of advice services including professional account management at the participant level. AAG partnered with Ibbotson Associates, an industry leader in asset allocation and investment analytics, to develop the new advice and managed account services. The Company will continue to roll out these advisory services to existing 401(k) plans and other segments within Retirement Services in 2006, and anticipates increased participation, resulting in increased fees.

LIFECO CORPORATE OPERATING RESULTS

Operating Results

The Lifeco Corporate segment includes operating results for activities of Lifeco that are not associated with the major business units of the Company.

Consolidated operations

	For the three months ended December 31		For the twelve months ended December 31	
	2005	2004	**2005**	2004
Income:				
Premium income	$ –	$ –	$ –	$ –
Net investment income	3	–	(6)	–
Fee and other income	–	–	–	–
Total income	3	–	(6)	–
Benefits and expenses:				
Paid or credited to policyholders	–	–	–	–
Other	1	2	4	10
Restructuring costs	–	18	22	44
Amortization of finite life intangible assets	–	–	–	–
Net operating income before income taxes	2	(20)	(32)	(54)
Income taxes	–	(2)	4	(16)
Net income before non-controlling interests	2	(18)	(36)	(38)
Non-controlling interests	–	–	–	–
Net income – common shareholders	$ 2	$ (18)	$ (36)	$ (38)

In quarter

Corporate net income was $2 million compared to a charge of $18 million in 2004, comprised of the following after-tax charges: restructuring costs incurred in 2005 related to the CLFC acquisition of $0 million ($13 million in 2004), $0 million of U.S. withholding tax ($5 million in 2004) incurred by Lifeco in the course of receiving dividends from U.S. subsidiaries, and $2 million of operating income ($0 million in 2004) incurred at the Lifeco level.

Twelve months

Corporate net income was a charge of $36 million compared to a charge of $38 million in 2004, comprised of the following after-tax charges: restructuring costs incurred in 2005 related to the CLFC acquisition of $17 million ($29 million in 2004), $14 million of U.S. withholding tax ($11 million in 2004) incurred by Lifeco in the course of receiving dividends from U.S. subsidiaries, and $5 million of operating charges ($2 million of income in 2004) incurred at the Lifeco level.

OTHER INFORMATION

Additional information relating to Lifeco, including Lifeco's most recent financial statements, CEO/CFO certification and Annual Information Form are available at **www.sedar.com**.

FINANCIAL REPORTING RESPONSIBILITY

The consolidated financial statements are the responsibility of management and are prepared in accordance with Canadian generally accepted accounting principles. The financial information contained elsewhere in the annual report is consistent with that in the consolidated financial statements. The consolidated financial statements necessarily include amounts that are based on management's best estimates. These estimates are based on careful judgments and have been properly reflected in the consolidated financial statements. In the opinion of management, the accounting practices utilized are appropriate in the circumstances and the consolidated financial statements present fairly, in all material respects, the financial position of the Company and the results of its operations and its cash flows in accordance with Canadian generally accepted accounting principles.

In carrying out its responsibilities, management maintains appropriate internal control over financial reporting designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements were approved by the Board of Directors, which has oversight responsibilities with respect to financial reporting. The Board of Directors carries out this responsibility principally through the Audit Committee, which is comprised of independent directors. The Audit Committee is charged with, among other things, the responsibility to:

- Review the interim and annual consolidated financial statements and report thereon to the Board of Directors.
- Review internal control procedures.
- Review the independence of the external auditors and the terms of their engagement and recommend the appointment and compensation of the external auditors to the Board of Directors.
- Review other audit, accounting and financial reporting matters as required.

In carrying out the above responsibilities, this Committee meets regularly with management, and with both the Company's external and internal auditors to review their respective audit plans and to review their audit findings. The Committee is readily accessible to the external and internal auditors.

The Board of Directors of each of the principal operating subsidiaries, The Great-West Life Assurance Company and Great-West Life & Annuity Insurance Company, appoints an Actuary who is a Fellow of the Canadian Institute of Actuaries. The Actuary:

- Ensures that the assumptions and methods used in the valuation of policy liabilities are in accordance with accepted actuarial practice, applicable legislation and associated regulations and directives.
- Provides an opinion regarding the appropriateness of the policy liabilities at the balance sheet date to meet all policyholder obligations. Examination of supporting data for accuracy and completeness and analysis of assets for their ability to support the policy liabilities are important elements of the work required to form this opinion.

Deloitte & Touche LLP Chartered Accountants, as the Company's external auditors, have audited the consolidated financial statements. The Auditors' Report to the Shareholders and Directors is presented following the consolidated financial statements. Their opinion is based upon an examination conducted in accordance with Canadian generally accepted auditing standards, performing such tests and other procedures as they consider necessary in order to obtain reasonable assurance that the consolidated financial statements present fairly, in all material respects, the financial position of the Company and the results of its operations and its cash flows in accordance with Canadian generally accepted accounting principles.



Raymond L. McFeetors
President and Chief
Executive Officer



William W. Lovatt
Vice-President, Finance,
Canada



Mitchell T.G. Graye
Vice-President, Finance,
United States



Myra G. Libenson
Vice-President, Finance,
Europe

February 16, 2006

SUMMARY OF CONSOLIDATED OPERATIONS

(in $ millions except per share amounts)

For the years ended December 31	2005	2004
Income		
Premium income	$ 16,048	$ 14,202
Net investment income (note 3)	5,389	5,396
Fee and other income	2,434	2,273
	23,871	21,871
Benefits and expenses		
Paid or credited to policyholders and beneficiaries including policyholder dividends and experience refunds	17,435	15,490
Commissions	1,284	1,281
Operating expenses	2,198	2,264
Premium taxes	238	251
Financing charges (note 8)	187	205
Amortization of finite life intangible assets	18	18
Restructuring costs (note 2)	22	44
Net income before income taxes	2,489	2,318
Income taxes – current	476	398
– future	125	168
Net income before non-controlling interests	1,888	1,752
Non-controlling interests (note 12)	113	136
Net income – shareholders	1,775	1,616
Perpetual preferred share dividends	33	16
Net income – common shareholders	$ 1,742	$ 1,600
Earnings per common share (note 16)		
Basic	$ 1.955	$ 1.794
Diluted	$ 1.939	$ 1.778

CONSOLIDATED BALANCE SHEET

(in $ millions)

December 31	2005	2004
Assets		
Bonds (note 3)	**$ 59,298**	$ 54,960
Mortgage loans (note 3)	**14,605**	14,554
Stocks (note 3)	**4,028**	3,405
Real estate (note 3)	**1,842**	1,646
Loans to policyholders	**6,646**	6,499
Cash and certificates of deposit	**2,961**	2,472
Funds held by ceding insurers	**2,556**	2,337
Goodwill (note 5)	**5,327**	5,328
Intangible assets (note 5)	**1,453**	1,508
Other assets (note 6)	**3,445**	3,142
Total assets	**$ 102,161**	$ 95,851
Liabilities		
Policy liabilities		
Actuarial liabilities (note 7)	**$ 71,263**	$ 65,822
Provision for claims	**999**	997
Provision for policyholder dividends	**535**	589
Provision for experience rating refunds	**401**	611
Policyholder funds	**1,852**	2,076
	75,050	70,095
Debentures and other debt instruments (note 9)	**1,903**	2,088
Funds held under reinsurance contracts	**4,325**	4,374
Other liabilities (note 10)	**4,318**	4,356
Repurchase agreements	**936**	676
Deferred net realized gains (note 3)	**2,598**	2,164
	89,130	83,753
Preferred shares (note 13)	**787**	797
Capital trust securities and debentures (note 11)	**648**	651
Non-controlling interests (note 12)		
Participating surplus in subsidiaries	**1,741**	1,654
Preferred shares issued by subsidiaries	**209**	209
Perpetual preferred shares issued by subsidiaries	**157**	159
Share capital and surplus		
Share capital (note 13)		
Perpetual preferred shares	**799**	499
Common shares	**4,660**	4,651
Accumulated surplus	**4,860**	3,890
Contributed surplus	**19**	14
Currency translation account	**(849)**	(426)
	9,489	8,628
Liabilities, share capital and surplus	**$ 102,161**	$ 95,851

Approved by the Board:



Director



Director

CONSOLIDATED STATEMENT OF SURPLUS

(in $ millions)

For the years ended December 31	2005	2004
Accumulated surplus		
Balance, beginning of year	**$ 3,890**	$ 2,993
Net income	**1,775**	1,616
Change in accounting policy – stock option expense (note 1(n))	**–**	(4)
Repatriation of Canada Life seed capital from participating policyholder account (note 12)	**2**	21
Share issue costs – preferred shares	**(6)**	(6)
Common share cancellation excess	**(46)**	(103)
Dividends to shareholders		
Perpetual preferred shareholders	**(33)**	(16)
Common shareholders	**(722)**	(611)
Balance, end of year	**$ 4,860**	$ 3,890
Contributed surplus		
Balance, beginning of year	**$ 14**	$ –
Stock option expense		
Change in accounting policy (note 1(n))	**–**	5
Current year expense (note 14)	**5**	9
Balance, end of year	**$ 19**	$ 14
Currency translation account		
Balance, beginning of year	**$ (426)**	$ (186)
Change during the year	**(423)**	(240)
Balance, end of year	**$ (849)**	$ (426)

GREAT-WEST LIFECO INC.

CONSOLIDATED STATEMENT OF CASH FLOWS

(in $ millions)

For the years ended December 31	2005	2004
Operations		
Net income	$ 1,775	$ 1,616
Adjustments for non-cash items:		
Change in policy liabilities	2,725	685
Change in funds held by ceding insurers	(219)	1,805
Change in funds held under reinsurance contracts	(23)	(591)
Change in current income taxes payable	(33)	(221)
Future income tax expense	125	168
Other	(399)	(460)
Cash flows from operations	3,951	3,002
Financing activities		
Issue of common shares	20	20
Issue of preferred shares	300	300
Purchased and cancelled common shares	(57)	(129)
Redemption of preferred shares	(10)	(130)
Issue of deferrable debentures in subsidiary	–	210
Repayment of debentures and other debt instruments	(7)	(27)
Repayment of subordinated capital income securities in subsidiary	–	(210)
Repayment of five-year term facility	(150)	(450)
Share issue costs	(6)	(9)
Dividends paid	(755)	(627)
	(665)	(1,052)
Investment activities		
Bond sales and maturities	36,671	35,867
Mortgage loan repayments	2,045	2,650
Stock sales	1,500	1,277
Real estate sales	200	150
Change in loans to policyholders	(272)	(47)
Change in repurchase agreements	224	195
Reinsurance transactions	–	(430)
Acquisition of business (note 20)	22	–
Investment in bonds	(37,939)	(37,640)
Investment in mortgage loans	(2,381)	(2,255)
Investment in stocks	(1,993)	(1,462)
Investment in real estate	(588)	(197)
	(2,511)	(1,892)
Effect of changes in exchange rates on cash and certificates of deposit	(286)	(47)
Increase (decrease) in cash and certificates of deposit	489	11
Cash and certificates of deposit, beginning of year	2,472	2,461
Cash and certificates of deposit, end of year	$ 2,961	$ 2,472
Supplementary cash flow information		
Income taxes paid	$ 441	$ 552
Interest paid	$ 201	$ 213

(in $ millions except per share amounts)

1. Basis of Presentation and Summary of Accounting Policies

The consolidated financial statements of Great-West Lifeco Inc. (Lifeco or the Company) have been prepared in accordance with Canadian generally accepted accounting principles and include the consolidated accounts of its subsidiary companies, The Great-West Life Assurance Company (Great-West) and Great-West Life & Annuity Insurance Company (GWL&A). The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The significant accounting policies are as follows:

(a) Portfolio Investments

Investments in bonds and mortgage loans (debt securities) are carried at amortized cost net of any allowance for credit losses. The difference between the proceeds on the sale of a debt security and its amortized cost is considered to be an adjustment of future portfolio yield. Net realized gains and losses are included in Deferred Net Realized Gains and are deferred and amortized over the period to maturity of the security sold.

Investments in stocks (equity securities) are carried at cost plus a moving average market value adjustment of $293 ($277 in 2004). The carrying value is adjusted towards market value at a rate of 5% per quarter. Net realized gains and losses are included in Deferred Net Realized Gains and are deferred and amortized to income at a rate of 5% per quarter on a declining-balance basis.

Investments in real estate are carried at cost net of write-downs and allowances for loss, plus a moving average market value adjustment of $144 ($154 in 2004). The carrying value is adjusted towards market value at a rate of 3% per quarter. Net realized gains and losses are included in Deferred Net Realized Gains and are deferred and amortized to income at a rate of 3% per quarter on a declining-balance basis.

Market values for publicly traded bonds are determined using quoted market prices. Market values for bonds that are not actively traded and for mortgages are determined by discounting expected future cash flows related to the securities at market interest rates. Market values for public stocks are generally determined by the closing sale price of the security on the exchange where it is principally traded. Market values for stocks for which there is no active market are determined by management. Market values for all properties are determined annually by management based on a combination of the most recent independent appraisal and current market data available. Appraisals of all properties are conducted at least once every three years by independent qualified appraisers.

(b) Cash and Certificates of Deposit

Cash and certificates of deposit in the Consolidated Statement of Cash Flows comprise cash, current operating accounts, overnight bank and term deposits with original maturity of three months or less, and fixed-income securities with an original term to maturity of three months or less. Net payments in transit and overdraft bank balances are included in other liabilities.

(c) Derivative Financial Instruments

The Company uses derivative products as risk management instruments to hedge or manage asset, liability and capital positions, including revenues. Policy guidelines prohibit the use of derivative instruments for speculative trading purposes.

The Company documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking derivatives that are used in hedging transactions to specific assets and liabilities on the balance sheet or to specific firm commitments or transactions. The Company also assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are effective in offsetting changes in fair values or cash flows of hedged items.

Derivative financial instruments used by the Company are summarized in note 19.

The accounting policies for derivative financial instruments used for hedging correspond to those used for the underlying hedged position. In the event a designated hedged item is sold, extinguished, matures or ceases to be effective prior to the termination of the related derivative instrument, any subsequent realized or unrealized gains or losses on such derivative instruments are recognized in income.

(d) Foreign Currency Translation

The Company follows the current rate method of foreign currency translation for its net investment in its self-sustaining foreign operations. Under this method, assets and liabilities are translated into Canadian dollars at the rate of exchange prevailing at the balance sheet dates and all income and expense items are translated at an average of daily rates. The Currency Translation Account is presented separately on the Consolidated Balance Sheet. The Company has entered into certain daily average rate forward exchange contracts to manage volatility associated with the translation of a portion of revenues and investment in foreign operations into Canadian dollars. Foreign currency translation gains and losses on foreign currency transactions of the Company are included in net investment income and are not material to the financial statements of the Company.

1. Basis of Presentation and Summary of Accounting Policies (cont'd)

(e) Loans to Policyholders

Loans to policyholders are shown at their unpaid balance and are fully secured by the cash surrender values of the policies.

(f) Funds Held by Ceding Insurers/Funds Held Under Reinsurance Contracts

Under certain forms of reinsurance contracts, it is customary for the ceding insurer to retain possession of the assets supporting the liabilities ceded. The Company records an amount receivable from the ceding insurer or payable to the reinsurer representing the premium due. Investment revenue on these funds withheld is credited by the ceding insurer.

(g) Goodwill and Intangible Assets

Goodwill represents the excess of purchase consideration over the fair value of net assets of acquired subsidiaries of the Company. Intangible assets represent finite life and indefinite life intangible assets of acquired subsidiaries of the Company. Finite life intangible assets include the value of customer contracts and distribution channels. These intangible assets are amortized on a straight-line basis over 20 years and 30 years respectively. The Company tests goodwill and indefinite life intangible assets for impairment on an annual basis by reviewing the fair value of the related businesses and the intangible assets. Goodwill and intangible assets are written down when impaired to the extent that the carrying value exceeds the estimated fair value.

(h) Revenue Recognition

Premiums for all types of insurance contracts, and contracts with limited mortality or morbidity risk, are generally recognized as revenue when due. When premiums are recognized, actuarial liabilities are computed, with the result that benefits and expenses are matched with such revenue.

The Company's premium revenues, total paid or credited to policyholders and policy liabilities are all shown net of reinsurance amounts ceded to, or including amounts assumed from, other insurers.

Fee and other income is recognized when earned and primarily includes fees earned from the management of segregated fund assets, fees earned on the administration of administrative services only (ASO) Group health contracts and fees earned from management services.

(i) Fixed Assets

Included in other assets are fixed assets that are carried at cost less accumulated amortization computed on a straight-line basis over their estimated useful lives, which vary from 3 to 15 years. Amortization of fixed assets included in the Summary of Consolidated Operations is $77 ($85 in 2004).

(j) Actuarial Liabilities

Actuarial liabilities represent the amounts equal to the carrying value of the assets that, taking into account the other pertinent items on the balance sheet, will be sufficient to discharge the Company's obligations over the term of the liability for its insurance policies and to pay expenses related to the administration of those policies. Actuarial liabilities are determined using generally accepted actuarial practices, according to standards established by the Canadian Institute of Actuaries. In accordance with these accepted practices, actuarial liabilities have been determined in accordance with the Canadian Asset Liability Method.

(k) Income Taxes

The Company uses the liability method of income tax allocation. Current income taxes are based on taxable income and future income taxes are based on taxable temporary differences. The income tax rates used to measure income tax assets and liabilities are those rates enacted or substantively enacted at the balance sheet date.

(l) Repurchase Agreements

The Company enters into repurchase agreements with third-party broker-dealers in which the Company sells securities and agrees to repurchase substantially similar securities at a specified date and price. Such agreements are accounted for as investment financings.

(m) Pension Plans and Other Post-Retirement Benefits

The Company maintains contributory and non-contributory defined benefit pension plans for certain of its employees and agents. The cost of pension benefits is charged to earnings using the projected benefit method prorated on services (see note 15).

The Company also provides post-retirement health, dental and life insurance benefits to eligible employees, agents and their dependants. The cost of post-retirement health, dental and life insurance benefits is charged to earnings using the projected benefit method prorated on services (see note 15).

(n) Stock-Based Compensation

The Company provides compensation to certain employees of the Company and its affiliates in the form of stock options, which is described in note 14. Effective January 1, 2004 the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3870 Stock-Based Compensation and Other Stock-Based Payments was amended to require expense treatment of all stock based compensation and payments at grant date for options granted beginning on or after January 1, 2002. This change in accounting policy was applied retroactively without restatement of prior years' financial statements and resulted in a charge in 2004 of $4 to shareholders' surplus, a charge of $1 to non-controlling interests and an increase in contributed surplus of $5.

(o) New Accounting Requirements

Consolidation of Variable Interest Entities

Effective January 1, 2005, the Company adopted the CICA Handbook Accounting Guideline on Consolidation of Variable Interest Entities. As a result, the Company will no longer consolidate Great-West Life Capital Trust (GWLCT) and Canada Life Capital Trust (CLCT) but will recognize the related debentures, refer to note 11. There is no impact of this change in accounting policy to common shareholder net income or basic earnings per common share.

Financial Instruments – Disclosure and Presentation

Effective January 1, 2005, the CICA Handbook Section on Financial Instruments – Disclosure and Presentation was amended to require liability classification, for certain financial instruments. This change in accounting policy has been applied retroactively, refer to notes 11 and 13. There is no impact of this change in accounting policy to common shareholder net income or basic earnings per common share.

(p) Earnings Per Common Share

Earnings per common share is calculated using net income after preferred share dividends and the weighted average number of common shares outstanding (see note 16). The treasury stock method is used for calculating diluted earnings per common share (see note 16).

(q) Geographic Segmentation

The Company has significant operations in Canada, Europe and the United States. Reinsurance operations and operations in all countries other than Canada and the United States are reported as part of the Europe segment.

(r) Comparative Figures

Certain of the 2004 amounts presented for comparative purposes have been reclassified to conform with the presentation adopted in the current year.

2. Restructuring Costs

The plan to restructure and integrate the operations of Canada Life Financial Corporation (CLFC) with the Company's wholly owned subsidiaries Great-West, London Life and GWL&A has been completed at the end of 2005 at a total cost of $446. Restructuring costs related to the acquisition of CLFC incurred for the year ended December 31, 2005 were $101 ($220 for the year ended December 31, 2004). Of this amount $22 before tax ($17 after tax) ($44 before tax ($30 after tax) in 2004) was charged to income and $79 ($176 in 2004) was charged against the amount accrued as part of the purchase equation of CLFC. These restructuring costs are related to the elimination of duplicate systems, exiting and consolidating operations and compensation costs.

3. Portfolio Investments

(a) Carrying values and estimated market values of portfolio investments are as follows:

		2005		2004	
		Carrying value	Market value	Carrying value	Market value
Bonds	– government	$ 21,738	$ 22,956	$ 21,094	$ 21,942
	– corporate	37,560	38,962	33,866	35,070
		59,298	61,918	54,960	57,012
Mortgage loans	– residential	7,243	7,575	6,934	7,252
	– non-residential	7,362	7,702	7,620	7,898
		14,605	15,277	14,554	15,150
Stocks		4,028	4,639	3,405	3,837
Real estate		1,842	2,127	1,646	1,852
		$ 79,773	$ 83,961	$ 74,565	$ 77,851

(b) The significant terms and conditions and interest rate ranges of applicable fixed-term portfolio investments gross of provisions are as follows:

	Carrying value					
	Term to maturity					
2005	1 year or less	1–5 years	Over 5 years	Total	Principal amount	Effective interest rate ranges
Short-term bonds	$ 2,133	$ –	$ –	$ 2,133	$ 2,131	1.0%–4.3%
Bonds	3,137	16,942	37,174	57,253	60,784	1.3%–16.8%
Mortgage loans	332	5,323	8,981	14,636	14,235	3.0%–13.5%
	$ 5,602	$ 22,265	$ 46,155	$ 74,022	$ 77,150	

	Carrying value					
	Term to maturity					
2004	1 year or less	1–5 years	Over 5 years	Total	Principal amount	Effective interest rate ranges
Short-term bonds	$ 2,435	$ –	$ –	$ 2,435	$ 2,431	1.0%–3.0%
Bonds	2,582	12,750	37,331	52,663	57,832	1.3%–16.8%
Mortgage loans	167	5,054	9,385	14,606	14,112	3.0%–13.8%
	$ 5,184	$ 17,804	$ 46,716	$ 69,704	$ 74,375	

(c) Included in portfolio investments are the following:

(i) Non-performing loans:

	2005	2004
Bonds	$ 137	$ 150
Mortgage loans	17	20
Foreclosed real estate	11	2
	$ 165	$ 172

Non-performing loans include non-accrual loans and foreclosed real estate held for sale. Bond and mortgage investments are reviewed on a loan by loan basis to determine non-performing status. Loans are classified as non-accrual when:

(1) payments are 90 days or more in arrears, except in those cases where, in the opinion of management, there is justification to continue to accrue interest; or

(2) the Company no longer has reasonable assurance of timely collection of the full amount of the principal and interest due; or

(3) modified/restructured loans are not performing in accordance with the contract.

Where appropriate, provisions are established or write-offs made to adjust the carrying value to the net realizable amount. Wherever possible the fair value of collateral underlying the loans or observable market price is used to establish net realizable value.

(ii) Allowance for credit losses:

	2005	2004
Bonds & mortgage loans	$ 119	$ 190

(iii) Changes in the allowance for credit losses are as follows:

	2005	2004
Balance, beginning of year	$ 190	$ 190
Provision for credit losses	7	(8)
Recoveries of prior write-offs	(75)	(20)
Write-offs	–	33
Other (including foreign exchange rate changes)	(3)	(5)
Balance, end of year	$ 119	$ 190

The allowance for credit losses is supplemented by the provision for future credit losses included in actuarial liabilities.

(d) Investments in real estate include an asset value allowance of $0 ($19 in 2004) which provides for deterioration of market values associated with real estate held for investment.

(e) Also included in portfolio investments are modified/restructured loans of $37 ($85 in 2004) that are performing in accordance with their current terms.

(f) Net investment income is comprised of the following:

2005	Investment income earned	Amortization of net realized and unrealized gains	Provision for credit losses	Investment expenses	Net investment income
Bonds	$ 3,226	$ 253	$ (19)	$ –	$ 3,460
Mortgage loans	892	53	12	–	957
Stocks	126	232	–	–	358
Real estate	125	46	–	–	171
Other	499	–	–	(56)	443
	$ 4,868	$ 584	$ (7)	$ (56)	$ 5,389

2004	Investment income earned	Amortization of net realized and unrealized gains	Provision for credit losses	Investment expenses	Net investment income
Bonds	$ 3,181	$ 269	$ (1)	$ –	$ 3,449
Mortgage loans	975	51	4	–	1,030
Stocks	126	139	–	–	265
Real estate	108	38	–	–	146
Other	562	–	5	(61)	506
	$ 4,952	$ 497	$ 8	$ (61)	$ 5,396

(g) The balance of deferred net realized gains is comprised of the following:

	2005	2004
Bonds	$ 1,834	$ 1,503
Mortgage loans	151	144
Stocks	440	350
Real estate	173	167
	$ 2,598	$ 2,164

4. Pledging of Assets

The amount of assets which have a security interest by way of pledging is outlined below by major pledging activity:

	2005	2004
Derivative transactions	$ 10	$ 10
In respect of reinsurance agreements	–	26
	$ 10	$ 36

5. Goodwill and Intangible Assets

(a) Goodwill

The carrying value of goodwill and changes in the carrying value of goodwill are as follows:

	2005	2004
Balance, beginning of year	$ 5,328	$ 5,265
Acquisition of CLFC	–	66
Other acquisitions	–	3
Sale of subsidiary	–	(2)
Changes in foreign exchange rates	(1)	(4)
Balance, end of year	$ 5,327	$ 5,328
Canada	$ 3,769	$ 3,769
Europe	1,504	1,504
United States	54	55
	$ 5,327	$ 5,328

The change in the allocation of the purchase price of CLFC during 2004 consists of decreases in the values of invested and other assets acquired of $91, increases in the value of intangible assets of $127, increases in the value of policy liabilities of $164 and decreases in the value of other liabilities assumed of $62.

During 2004, the Company finalized its accounting for the CLFC acquisition and allocated the goodwill to the major reportable segments of the Company. $2,669 of goodwill was allocated to the Company's Canada segment and $1,500 of goodwill was allocated to the Company's Europe segment.

(b) Intangible Assets

The carrying value of intangible assets and changes in the carrying value of intangible assets are as follows:

2005	Cost	Accumulated amortization	Changes in foreign exchange rates	Carrying value, end of year
Indefinite life intangible assets				
– Brands and trademarks	$ 410	$ –	$ (16)	$ 394
– Customer contract related	354	–	–	354
– Shareholder portion of acquired future Participating account profits	354	–	–	354
	1,118	–	(16)	1,102
Finite life intangible assets				
– Customer contract related	281	(35)	(2)	244
– Distribution channels	127	(8)	(12)	107
	408	(43)	(14)	351
Total	$ 1,526	$ (43)	$ (30)	$ 1,453

2004	Cost	Accumulated amortization	Changes in foreign exchange rates	Carrying value, end of year
Indefinite life intangible assets				
– Brands and trademarks	$ 410	$ –	$ 4	$ 414
– Customer contract related	354	–	–	354
– Shareholder portion of acquired future Participating account profits	354	–	–	354
	1,118	–	4	1,122
Finite life intangible assets				
– Customer contract related	281	(21)	–	260
– Distribution channels	127	(4)	3	126
	408	(25)	3	386
Total	$ 1,526	$ (25)	$ 7	$ 1,508

During 2004, as part of the revision of the allocation of the purchase price of CLFC the Company identified $127 of additional finite life intangible assets relating to distribution channels of CLFC.

6. Other Assets

Other assets consist of the following:

	2005	2004
Premiums in course of collection	$ 623	$ 480
Interest due and accrued	893	852
Future income taxes (note 18)	363	395
Fixed assets	279	307
Prepaid expenses	76	74
Accounts receivable	716	580
Accrued pension asset (note 15)	179	151
Other	316	303
	$ 3,445	$ 3,142

7. Actuarial Liabilities

(a) Composition of Actuarial Liabilities and Related Supporting Assets

(i) The composition of actuarial liabilities is as follows:

	Participating		Non-participating		Total	
	2005	2004	2005	2004	2005	2004
Canada	$ 16,622	15,534	$ 15,948	$ 16,062	$ 32,570	$ 31,596
Europe	1,678	1,894	16,355	11,518	18,033	13,412
United States	7,821	7,656	12,839	13,158	20,660	20,814
Total	$ 26,121	25,084	$ 45,142	$ 40,738	$ 71,263	$ 65,822

(ii) The composition of the assets supporting liabilities and surplus is as follows:

2005	Bonds	Mortgage loans	Stocks	Real estate	Other	Total
Carrying value						
Participating	$ 12,164	$ 4,707	$ 1,845	$ 110	$ 7,295	$ 26,121
Non-participating						
Canada	10,347	4,579	586	8	428	15,948
Europe	11,363	660	162	669	3,501	16,355
United States	10,696	1,590	19	–	534	12,839
Other	11,992	2,987	693	452	5,285	21,409
Capital and surplus	2,736	82	723	603	5,345	9,489
Total carrying value	$ 59,298	$ 14,605	$ 4,028	$ 1,842	$ 22,388	$ 102,161
Fair value	$ 61,918	$ 15,277	$ 4,639	$ 2,127	$ 22,388	$ 106,349

7. Actuarial Liabilities (cont'd)

	2004					
	Bonds	Mortgage loans	Stocks	Real estate	Other	Total
Carrying value						
Participating	$ 12,935	$ 4,378	$ 768	$ 126	$ 6,877	$ 25,084
Non-participating						
Canada	9,921	4,813	450	15	863	16,062
Europe	7,440	768	221	548	2,541	11,518
United States	9,944	2,056	114	–	1,044	13,158
Other	11,554	2,425	1,259	433	5,730	21,401
Capital and surplus	3,166	114	593	524	4,231	8,628
Total carrying value	$ 54,960	$ 14,554	$ 3,405	$ 1,646	$ 21,286	$ 95,851
Fair value	$ 57,012	$ 15,150	$ 3,837	$ 1,852	$ 21,286	$ 99,137

Cash flows of assets supporting actuarial liabilities are matched within reasonable limits. Changes in the fair values of these assets are essentially offset by changes in the fair value of actuarial liabilities.

Changes in the fair values of assets backing capital and surplus, less related income taxes, would result in a corresponding change in surplus over time in accordance with investment accounting policies.

The carrying value of assets backing actuarial liabilities plus the portion of deferred gains associated with actuarial liabilities is $73,112 ($67,350 in 2004). The fair value of these assets is $76,533 ($69,295 in 2004).

(b) Changes in Actuarial Liabilities

The change in actuarial liabilities is as follows:

	Total	
	2005	2004
Balance, beginning of year	**$ 65,822**	$ 66,999
Normal change – new business	**3,190**	2,433
– in force	**(194)**	(2,112)
Valuation assumption changes	**107**	(54)
Foreign exchange rate changes	**(2,427)**	(1,902)
Bulk reinsurance	**–**	(329)
Business movement to/from external parties	**4,803**	–
Business movement to/from affiliates	**(38)**	787
Balance, end of year	**$ 71,263**	$ 65,822

2005 – in 2005, actuarial liabilities for non-participating business reflect strengthened mortality assumptions in the annuity and reinsurance lines partially offset by improvements in the asset liability matching. The acquisition of a large block of annuity business in the UK was the major contributor to the growth.

2004 – non-participating liabilities for Canadian individual life insurance were reduced in recognition of improved mortality and improvements in asset-liability matching; non-participating liabilities were updated for annuitant longevity assumptions resulting in an increase in the UK and a decrease in Canada; and non-participating liabilities were reduced by improved experience on Group Health claims in the UK.

(c) Actuarial Assumptions

In the computation of actuarial liabilities, valuation assumptions have been made regarding rates of mortality/morbidity, investment returns, levels of operating expenses and rates of policy termination. The valuation assumptions use best estimates of future experience together with a margin for misestimation and experience deterioration. These margins have been set in accordance with guidelines established by the Canadian Institute of Actuaries and are necessary to provide reasonable assurance that actuarial liabilities cover a range of possible outcomes. Margins are reviewed periodically for continued appropriateness.

The methods for arriving at these valuation assumptions are outlined below:

Mortality – A life insurance mortality study is carried out annually for each major block of insurance business. The results of each study are used to update the Company's experience valuation mortality tables for that business. When there is insufficient data, use is made of the latest industry experience to derive an appropriate valuation mortality assumption. Although mortality improvements have been observed for many years, for life insurance valuation the mortality provisions (including margin) do not allow for future improvements.

Annuitant mortality is also studied regularly and the results used to modify established industry experience annuitant mortality tables. Mortality improvement has been projected to occur throughout future years for annuitants.

Morbidity – The Company uses industry developed experience tables modified to reflect emerging company experience. Both claim incidence and termination are monitored regularly and emerging experience is factored into the current valuation.

Property and Casualty Reinsurance – Actuarial liabilities for property and casualty reinsurance written by London Reinsurance Group (LRG), a subsidiary of London Life, are determined using accepted actuarial practices for life insurers in Canada. Reflecting the long-term nature of the business, reserves have been established using cash flow valuation techniques including discounting. The reserves are based on cession statements provided by ceding companies. In certain instances, LRG management adjusts cession statement amounts to reflect management's interpretation of the treaty. Differences will be resolved via audits and other loss mitigation activities. In addition, reserves also include an amount for incurred but not reported losses (IBNR) which may differ significantly from the ultimate loss development. The estimates and underlying methodology are continually reviewed and updated and adjustments to estimates are reflected in income. LRG analyzes the emergence of claims experience against expected assumptions for each reinsurance contract separately and at the portfolio level. If necessary, a more in depth analysis is undertaken of the cedant experience.

Investment returns – The assets which correspond to the different liability categories are segmented. For each segment, projected cash flows from the current assets and liabilities are used in the Canadian Asset Liability Method to determine actuarial liabilities. Cash flows from assets are reduced to provide for asset default losses. Testing under several interest rate scenarios (including increasing and decreasing rates) is done to provide for reinvestment risk.

Expenses – Unit expense studies are updated regularly to determine an appropriate estimate of future expenses for the liability type being valued. Expense improvements are not projected. An inflation assumption is incorporated in the estimate of future expenses.

Policy termination – Studies to determine rates of policy termination are updated regularly to form the basis of this estimate. Industry data is also available and is useful where the Company has no experience with specific types of policies or its exposure is limited.

Policyholder dividends – Future policyholder dividends are included in the determination of actuarial liabilities for participating policies, with the assumption that policyholder dividends will change in the future to reflect the experience of the respective participating accounts, consistent with the participating policyholder dividend policies.

(d) Risk Management

(i) Interest rate risk

Interest rate risk is managed by effectively matching portfolio investments with liability characteristics. Hedging instruments are employed where necessary when there is a lack of suitable permanent investments to minimize loss exposure to interest rate changes.

(ii) Credit risk

Credit risk is managed through an emphasis on quality in the investment portfolio and by maintenance of issuer, industry and geographic diversification standards.

Projected investment returns are reduced to provide for future credit losses on assets. The net effective yield rate reduction averaged .18% (.17% in 2004).

The following outlines the future asset credit losses provided for in actuarial liabilities. These amounts are in addition to the allowance for asset losses included with assets:

	2005	2004
Participating	$ 570	$ 492
Non-participating	608	467
	$ 1,178	$ 959

7. Actuarial Liabilities (cont'd)

(iii) Reinsurance risk

Maximum benefit amount limits per insured life (which vary by line of business) are established for life and health insurance and reinsurance is purchased for amounts in excess of those limits.

Reinsurance contracts do not relieve the Company from its obligations to policyholders. Failure of reinsurers to honour their obligations could result in losses to the Company. The Company evaluates the financial condition of its reinsurers to minimize its exposure to significant losses from reinsurer insolvencies.

As a result of reinsurance, actuarial liabilities have been reduced by the following amounts, which include the reinsurance transaction described in Note 21:

	2005	2004
Participating	$ 109	$ 142
Non-participating	6,537	6,896
	$ 6,646	$ 7,038

Certain of the reinsurance contracts are on a funds withheld basis where the Company retains the assets supporting the reinsured actuarial liabilities, thus minimizing the exposure to significant losses from reinsurer insolvency on those contracts.

(iv) Foreign exchange risk

If the assets backing actuarial liabilities are not matched by currency, changes in foreign exchange rates can expose the Company to the risk of foreign exchange losses not offset by liability decreases. Foreign exchange risk is managed whenever possible by matching assets with related liabilities by currency and through the use of derivative instruments such as forward contracts and cross-currency swaps. These financial instruments allow the Company to modify an asset position to more closely match actual or committed liability currency.

(v) Liquidity risk

Liquidity risk is the risk that the Company will have difficulty raising funds to meet commitments. The liquidity needs of the Company are closely managed through cash flow matching of assets and liabilities and forecasting earned and required yields, to ensure consistency between policyholder requirements and the yield of assets. Approximately 60% of policy liabilities are non-cashable prior to maturity or subject to market value adjustments.

(e) Sensitivity of Actuarial Assumptions

The actuarial assumption most susceptible to change in the short run is future investment returns. One way of measuring the interest rate risk associated with this assumption is to determine the effect on the present value of the projected net asset and liability cash flows of the non-participating business of the Company of an immediate 1% increase or an immediate 1% decrease in the level of interest rates. These interest rate changes will also impact the projected cash flows. When the change to the projected cash flows is included in the calculation, the effect of an immediate 1% increase in interest rates would be to decrease the present value of these projected cash flows by $199 and the effect of an immediate 1% decrease in interest rates would be to decrease the present value of these projected cash flows by $453. The level of actuarial liabilities established under the Canadian Asset Liability Method of valuation provides for interest rate movements significantly greater than the 1% shifts shown above.

8. Financing Charges

Financing charges include interest on long-term debentures and other debt instruments, previously classified as part of net investment income, together with distributions and interest on capital trust securities and debentures and preferred shares now classified as liabilities as described in notes 11 and 13 to the financial statements.

	2005	2004
Interest on long-term debentures and other debt instruments	$ 111	$ 130
Preferred share dividends	39	44
Distributions and interest on capital trust securities and debentures	49	49
Distributions on capital trust securities held by consolidated group as temporary investments	(12)	(18)
Total	$ 187	$ 205

9. Debentures and Other Debt Instruments

(a) Debentures and other debt instruments consist of the following:

	2005		2004	
	Carrying value	Fair value	Carrying value	Fair value
Short term				
Commercial paper and other short term debt instruments with interest rates from 4.0% to 5.0% (2.2% to 2.5% in 2004)	$ 112	$ 112	$ 114	$ 114
Revolving credit in respect of reinsurance business with interest rates from 5.0% to 5.2% maturing within one year (2.2% to 3.2% in 2004)	14	14	20	20
Total short term	126	126	134	134
Long term				
Operating				
Notes payable with interest of 8.0%	9	9	10	10
Capital				
Lifeco				
Five year term facility at rates of: $nil (2004 – $118) at Canadian 90-day Bankers' Acceptance; $nil (2004 – $31) at 90-day LIBOR rate	–	–	149	149
6.75% Debentures due August 10, 2015, unsecured	200	221	200	225
6.14% Debentures due March 21, 2018, unsecured	200	227	200	217
6.74% Debentures due November 24, 2031, unsecured	200	250	200	222
6.67% Debentures due March 21, 2033, unsecured	400	497	400	443
	1,000	1,195	1,149	1,256
Canada Life				
Subordinated debentures due September 19, 2011 bearing a fixed rate of 8% until 2006 and, thereafter, at a rate equal to the Canadian 90-day Bankers' Acceptance rate plus 1%, unsecured	250	257	250	270
Subordinated debentures due December 11, 2013 bearing a fixed rate of 5.8% until 2008 and, thereafter, at a rate equal to the Canadian 90-day Bankers' Acceptance rate plus 1%, unsecured	200	208	200	214
6.40% Subordinated debentures due December 11, 2028, unsecured	100	119	100	107
Acquisition related fair market value adjustment	13	–	35	–
	563	584	585	591
Great-West Life & Annuity Insurance Capital, LP				
6.625% Deferrable debentures due November 15, 2034, unsecured (U.S.$175)	205	212	210	214
Total long term	1,777	2,000	1,954	2,071
Total debentures and other debt instruments	$ 1,903	$ 2,126	$ 2,088	$ 2,205

(b) Principal repayments of long-term debentures and other debt instruments

	Operating	Capital	Total
2006	$ 1	$ –	$ 1
2007	1	–	1
2008	1	–	1
2009	1	–	1
2010	1	–	1
2011 and thereafter	4	1,755	1,759
	$ 9	$ 1,755	$ 1,764

GREAT-WEST LIFECO INC.

10. Other Liabilities

Other liabilities consist of the following:

	2005	2004
Current income taxes	$ 374	$ 363
Accounts payable	511	589
Liability for restructuring costs	–	79
Post-retirement benefits provision (note 15)	508	455
Bank overdraft	449	363
Future income taxes (note 18)	317	262
Other	2,159	2,245
	$ 4,318	$ 4,356

11. Capital Trust Securities and Debentures

	2005	2004
Capital trust securities:		
Trust securities issued by GWLCT	$ –	$ 350
Trust securities issued by CLCT	–	450
	–	800
Capital trust debentures:		
5.995% Senior debentures due December 31, 2052, unsecured (GWLCT)	350	–
6.679% Senior debentures due June 30, 2052, unsecured (CLCT)	300	–
7.529% Senior debentures due June 30, 2052, unsecured (CLCT)	150	–
	800	–
Acquisition related fair market value adjustment	34	37
Trust securities held by consolidated group as temporary investments	(186)	(186)
Total	$ 648	$ 651

GWLCT, a trust established by Great-West, had issued $350 of capital trust securities, the proceeds of which were used by GWLCT to purchase Great-West senior debentures in the amount of $350, and CLCT, a trust established by The Canada Life Assurance Company (Canada Life), had issued $450 of capital trust securities, the proceeds of which were used by CLCT to purchase Canada Life senior debentures in the amount of $450. Effective January 1, 2005 the Company does not consolidate GWLCT and CLCT. The impact of this is to not recognize the capital trust secutities issued by GWLCT and CLCT and to recognize the debentures issued to the trusts by Great-West and Canada Life. As a result, distributions and interest on the capital trust securities have been reclassified to financing charges on the Summary of Consolidated Operations (see note 8).

12. Non-Controlling Interests

The Company controlled a 100% equity interest in Great-West, London Life, Canada Life and GWL&A at December 31, 2005 and December 31, 2004.

(a) The non-controlling interests of GWL&A, Great-West, London Life, Canada Life and their subsidiaries are reflected in the Summary of Consolidated Operations are as follows:

	2005	2004
Participating policyholder		
Net income attributable to participating policyholder before policyholder dividends		
Great-West	$ 110	$ 107
London Life	620	623
Canada Life	128	185
GWL&A	134	164
Policyholder dividends		
Great-West	(98)	(91)
London Life	(548)	(523)
Canada Life	(118)	(194)
GWL&A	(134)	(154)
Net income	94	117
Preferred shareholder dividends of subsidiaries	19	19
Total	$ 113	$ 136

(b) The carrying value of non-controlling interests consists of the following:

	2005	2004
Participating surplus		
Great-West	$ 372	$ 360
London Life	1,151	1,081
Canada Life	25	17
GWL&A	193	196
	$ 1,741	$ 1,654
Preferred shares issued by subsidiaries:		
Great-West Series L, 5.20% Non-Cumulative	$ 52	$ 52
Great-West Series O, 5.55% Non-Cumulative	157	157
	$ 209	$ 209
Perpetual preferred shares issued by subsidiaries:		
CLFC Series B, 6.25% Non-Cumulative	$ 145	$ 145
Acquisition related fair market value adjustment	12	14
	$ 157	$ 159

On demutualization, $50 of seed capital was transferred from the shareholder account to the participating policyholder account of Canada Life. In accordance with the Conversion Proposal of Canada Life and subject to approval by OSFI, the seed capital amount, together with a reasonable rate of return, may be transferred to the shareholder account if the seed capital is no longer required to support the new participating policies.

During 2005, following OSFI approval, $2 of seed capital related to the Bahamas open block of the Canada Life participating policyholder account was transferred from the participating account to the shareholder account. The repatriation resulted in an increase in shareholder surplus of $2 and a decrease in non-controlling interests of $2. During 2004, following OSFI approval, $21 of seed capital related to the Irish open block of the Canada Life participating account, together with accrued interest of $5 (after tax), was transferred from the participating account to the shareholder account. The repatriation resulted in an increase in shareholder surplus of $21 and a decrease in non-controlling interests of $21.

13. Share Capital

Authorized

Unlimited First Preferred Shares, Class A Preferred Shares and Second Preferred Shares,
Unlimited Common Shares

	2005		2004	
	Number	Stated value	Number	Stated value
Issued and outstanding				
Preferred Shares:				
Classified as liabilities [(1)]				
Series D, 4.70% Non-Cumulative First Preferred Shares	7,978,900	$ 199	8,000,000	$ 200
Series E, 4.80% Non-Cumulative First Preferred Shares	23,499,915	588	23,868,115	597
	31,478,815	$ 787	31,868,115	$ 797
Perpetual Preferred Shares:				
Classified as equity				
Series F, 5.90% Non-Cumulative First Preferred Shares	7,957,001	$ 199	7,957,001	$ 199
Series G, 5.20% Non-Cumulative First Preferred Shares	12,000,000	300	12,000,000	300
Series H, 4.85% Non-Cumulative First Preferred Shares	12,000,000	300	–	–
	31,957,001	$ 799	19,957,001	$ 499
Common Shares:				
Balance, beginning of year	890,592,348	4,651	893,123,924	$ 4,657
Purchased and cancelled under Normal Course Issuer Bid	(2,012,600)	(11)	(5,217,700)	(26)
Issued under Stock Option Plan	2,109,328	20	2,686,124	20
Balance, end of year	890,689,076	$ 4,660	890,592,348	$ 4,651

(1) The adoption of the amendments to the CICA Handbook section on *Financial Instruments – Disclosure and Presentation* (refer to note 1(o)) resulted in the reclassification of the Series D, 4.70% Non-Cumulative First Preferred Shares and the Series E, 4.80% Non-Cumulative First Preferred Shares to liabilities. Dividends on preferred shares classified as liabilities have been reclassified as financing charges (refer to note 8).

13. Capital Stock (cont'd)

Preferred Shares:

The Series D, 4.70% Non-Cumulative First Preferred Shares are redeemable at the option of the Company on or after March 31, 2009 for $25 per share plus a premium if the shares are redeemed before March 31, 2011 or are convertible to variable amount of common shares of the Company at the option of the Company on or after March 31, 2009, and are convertible to a variable amount of common shares of the Company at the option of the holder on or after March 31, 2014.

The Series E, 4.80% Non-Cumulative First Preferred Shares are redeemable at the option of the Company on or after September 30, 2009 for $25 per share plus a premium if the shares are redeemed before September 30, 2012 or are convertible to a variable amount of common shares of the Company at the option of the Company on or after September 30, 2009, and are convertible to a variable amount of common shares of the Company at the option of the holder on or after September 30, 2013.

The Series F, 5.90% Non-Cumulative First Preferred Shares are redeemable at the option of the Company on or after September 30, 2008 for $25 per share plus a premium if the shares are redeemed before September 30, 2012.

During 2005, the Company issued 12,000,000 Series H, 4.85% Non-Cumulative First Preferred Shares for a value of $300 or $25 per share. The shares are redeemable at the option of the Company on or after September 30, 2010 for $25 per share plus a premium if the shares are redeemed before September 30, 2010.

During 2005, the Company announced a Normal Course Issuer Bid commencing September 1, 2005 and terminating August 31, 2006 to purchase for cancellation up to but not more than 799,600 Non-Cumulative First Preferred Shares, Series D, and 2,380,000 Non-Cumulative First Preferred Shares, Series E. During the year, 21,100 Series D 4.70% Non-Cumulative First Preferred Shares, and 368,200 Series E 4.80% Non-Cumulative First Preferred Shares, were purchased pursuant to the Company's Normal Course Issuer Bid for a total cost of $1 and $10 or an average of $27.23 and $28.10, respecitively, and the price in excess of stated value was charged to income.

During 2004, the Company issued 12,000,000 Series G, 5.20% Non-Cumulative First Preferred Shares for a value of $300 or $25 per share. The shares are redeemable at the option of the Company on or after December 31, 2009 for $25 per share plus a premium if the shares are redeemed before December 31, 2013.

During 2004, the Company redeemed the Series 1, 5.00% Non-Cumulative Class A Preferred Shares at a price of $25 per share.

Common Shares:

During 2005, 2,012,600 (5,217,700 in 2004) common shares were purchased for cancellation pursuant to the Company's Normal Course Issuer Bids for a total expenditure of $57 ($129 in 2004) or $28.32 ($24.82 in 2004) per share and the price in excess of stated value was charged to surplus.

On September 24, 2004, the shareholders of the Company approved a subdivision of the Company's common shares on a two-for-one basis. The subdivision, which was effective October 6, 2004, increased the number of common shares outstanding on October 6, 2004 from 445,401,757 to 890,803,514. Common share amounts and per common share computations have been retroactively adjusted to reflect the subdivision.

14. Stock-Based Compensation

The Company has a stock option plan (the Plan) pursuant to which options to subscribe for common shares of Lifeco may be granted to certain officers and employees of Lifeco and its affiliates. The Company's Compensation Committee (the Committee) administers the Plan and, subject to the specific provisions of the Plan, fixes the terms and conditions upon which options are granted. The exercise price of each option granted under the Plan is fixed by the Committee, but cannot under any circumstances be less than the weighted-average trading price per Lifeco common share on the Toronto Stock Exchange for the five trading days preceding the date of the grant. Termination of employment may, in certain circumstances, result in forfeiture of the options, unless otherwise determined by the Committee.

To date, four categories of options have been granted under the Plan. The exercise of the options in three of these four categories is subject to the attainment of certain financial targets by certain of the Company's subsidiaries. In two of these categories the financial targets have been attained. All of the options have a maximum exercise period of ten years. The maximum number of Lifeco common shares that may be issued under the Plan is currently 37,000,000.

The following table summarizes the status of, and changes in, options outstanding and the weighted-average exercise price:

	2005		2004	
	Options	Weighted-average exercise price	Options	Weighted-average exercise price
Outstanding, beginning of year [1]	**17,945,976**	**$ 13.45**	20,152,000	$ 12.81
Granted	**3,072,000**	**29.69**	831,000	24.93
Exercised	**(2,109,328)**	**9.11**	(2,686,124)	7.59
Forfeited	**(227,000)**	**19.02**	(350,900)	19.70
Outstanding, end of year	**18,681,648**	**$ 17.09**	17,945,976	$ 13.45
Options exercisable at year-end	**11,976,636**	**$ 13.56**	11,895,809	$ 12.00

(1) Amounts have been adjusted to reflect the two-for-one subdivision of the Company's common shares in 2004 (see note 13).

The weighted average fair value of options granted during 2005 was $6.01 per option ($6.17 per option granted during 2004). The fair value of each option was estimated using the Black-Scholes option-pricing model with the following weighted average assumptions used for those options granted in 2005 and 2004 respectively: dividend yield 2.945% (2.582%), expected volatility 21.130% (24.639%), risk-free interest rate 4.004% (4.328%), and expected life of 7 years (7 years).

In accordance with the fair value based method of accounting, compensation expense of $5 after tax in 2005 ($9 in 2004) has been recognized in the Summary of Consolidated Operations.

The following table summarizes information on the ranges of exercise prices including weighted-average remaining contractual life at December 31, 2005:

	Outstanding			Exercisable		
Exercise price ranges	Options	Weighted-average remaining contractual life	Weighted-average exercise price	Options	Weighted average exercise price	Expiry
$4.24	271,350	0.56	$ 4.24	271,350	$ 4.24	2006
$8.12 - $8.38	1,194,032	1.59	8.19	1,194,032	8.19	2007
$10.12 - $11.14	1,604,000	2.29	11.06	1,604,000	11.06	2008
$11.06 - $13.63	422,200	3.31	12.60	422,200	12.60	2009
$10.11 - $16.48	5,863,104	4.48	12.52	5,125,104	12.42	2010
$17.14 - $17.70	1,908,598	5.83	17.21	1,542,898	17.21	2011
$17.20	297,000	6.58	17.20	178,200	17.20	2012
$18.84 - $20.83	3,288,364	7.46	19.38	1,408,052	19.39	2013
$24.17 - $25.12	761,000	8.36	24.96	230,800	25.01	2014
$28.26 - $29.84	3,072,000	9.92	29.69	-	-	2015

15. Pension Plans and Other Post-Retirement Benefits

The Company's subsidiaries maintain contributory and non-contributory defined benefit pension plans for certain of its employees and agents. The Company's subsidiaries also maintain defined contribution pension plans for certain of its employees and agents. The defined benefit plans provide pensions based on length of service and final average pay. Certain pension payments are indexed either on an ad hoc basis or on a guaranteed basis. As future salary levels affect the amount of employee future benefits, the projected benefit method prorated on services has been used to determine the accrued benefit obligation. The assets supporting the trusteed pension plans are held in separate trusteed pension funds. The remaining benefits are included in other liabilities and are supported by general assets. The recognized current cost of pension benefits is charged to earnings.

The Company's subsidiaries also provide post-retirement health, dental and life insurance benefits to eligible employees, agents and their dependents. Retirees share in the cost of benefits through deductibles, co-insurance and caps on benefits. As the amount of some of the post-retirement benefits other than pensions depend on future salary levels and future cost escalation, the projected benefit method prorated on services has been used to determine the accrued benefit obligation. The amount of the obligation for these benefits is included in other liabilities and is supported by general assets. The recognized current cost of post-retirement non-pension benefits is charged to earnings. In 2005, the terms of most of the post-retirement health, dental and life insurance plans were amended. The amendment reduced the level of post-retirement benefits to be provided to certain active employees and revised the eligibility requirements for receiving benefits for certain other active employees. This results in the establishment of a negative past service cost that is being amortized over the average remaining service lives of these certain active employees. A curtailment has been recognized to reflect the impact of the changes in the plan's eligibility requirements.

Past service costs, transitional assets and transitional obligations are amortized over the expected average remaining service life of the employee/agent group. Prior years' cumulative experience gains or losses in excess of the greater of 10% of the beginning of year plan assets or accrued benefit obligation are amortized over the expected average remaining service life of the employee/agent group.

Subsidiaries of the Company have declared a partial windup in respect of certain Ontario defined benefit pension plans. These partial windups will not likely be completed for some time and, as a result of the July 2004 Supreme Court of Canada decision in *Monsanto Canada Inc. v. Ontario* (Superintendent of Financial Services), could involve the distribution of the amount of actuarial surplus, if any, attributable to the wound up portion of the plans. However, many issues remain unclear, including the basis of surplus measurement and entitlement and the method by which any surplus distribution would be implemented.

Based on information presently known, it is not expected that any application of the *Monsanto* decision to these partial windups will have a material adverse effect on the consolidated financial position of the Company.

15. Pension Plans and Other Post-Retirement Benefits (cont'd)

The following tables reflect the financial position of the Company's contributory and non-contributory defined benefit pension plans at December 31, 2005 and 2004:

(a) Costs Recognized

	All pension plans 2005	All pension plans 2004	Other post-retirement benefits 2005	Other post-retirement benefits 2004
Amounts arising from events in the period				
Defined benefit service cost	$ 81	$ 85	$ 15	$ 17
Defined contribution service cost	11	11	–	–
Employee contributions	(10)	(11)	–	–
Employer service cost	82	85	15	17
Past service cost	6	17	(103)	–
Interest cost on the accrued pension obligation	161	155	29	29
Actual return on plan assets	(346)	(174)	–	–
Actuarial (gain) loss on accrued benefit obligation	230	112	78	(45)
Curtailment gain	–	(11)	(6)	(4)
Settlement loss	5	–	–	–
Cost incurred	138	184	13	(3)
Adjustments to reflect costs recognized				
Difference between actual and expected return on plan assets	165	(7)	–	–
Difference between actuarial gains (losses) arising during the period and actuarial gains (losses) amortized	(225)	(101)	(74)	48
Amortization of transitional obligations	1	1	–	–
Difference between past service costs arising in period and past service costs amortized	(1)	(16)	100	(2)
Decrease in valuation allowance	(11)	(9)	–	–
Net benefit cost recognized for the period	$ 67	$ 52	$ 39	$ 43

(b) Status

	Defined benefit pension plans 2005	Defined benefit pension plans 2004	Other post-retirement benefits 2005	Other post-retirement benefits 2004
Fair value of plan assets	$ 2,898	$ 2,689	$ –	$ –
Accrued benefit obligation	(2,995)	(2,712)	(402)	(479)
Funded status	(97)	(23)	(402)	(479)
Employer contributions after measurement date	7	1	1	1
Unamortized past service costs	25	25	(120)	(22)
Unamortized net losses	221	168	88	88
Unamortized transitional obligation	5	5	–	–
Valuation allowance	(57)	(68)	–	–
Accrued benefit asset (liability)	$ 104	$ 108	$ (433)	$ (412)
Recorded in:				
Other assets	$ 179	$ 151	$ –	$ –
Other liabilities	(75)	(43)	(433)	(412)
Accrued benefit asset (liability)	$ 104	$ 108	$ (433)	$ (412)

(c) Plans with Accrued Benefit Obligations in Excess of Plan Assets

	Defined benefit pension plans 2005	Defined benefit pension plans 2004	Other post-retirement benefits 2005	Other post-retirement benefits 2004
Plans with plan assets				
Fair value of plan assets	$ 1,818	$ 1,361		
Accrued benefit obligation	(2,075)	(1,559)		
Plan deficit	$ (257)	$ (198)		
Plans without plan assets				
Fair value of plan assets	$ –	$ –	$ –	$ –
Accrued benefit obligation	(195)	(157)	(402)	(479)
Plan deficit	$ (195)	$ (157)	$ (402)	$ (479)

The above plans' assets and accrued benefit obligations are disclosed separately as the accrued benefit obligations exceed the fair value of the plans' assets. These amounts have been included in previously aggregated results.

(d) Measurement and Valuation

Measurement date is November 30. The dates of actuarial valuations for funding purposes for the funded defined benefit pension plans (weighted by accrued benefit obligation) are:

Most recent valuation	% of plans
December 31, 2002	18%
December 31, 2003	14%
April 1, 2004	4%
December 31, 2004	64%

Next required valuation	% of plans
December 31, 2005	36%
December 31, 2006	14%
April 1, 2007	4%
December 31, 2007	46%

The fair value of assets is used to determine the expected return on assets.

(e) Cash Payments

	All pension plans		Other post-retirement benefits	
	2005	2004	2005	2004
Contributions – Funded defined benefit plans	$ 32	$ 16	$ –	$ –
– Funded defined contribution plans	11	11	–	–
Benefits paid for unfunded plans	6	4	16	16
Total cash payment	$ 49	$ 31	$ 16	$ 16

(f) Reconciliations

		Defined benefit pension plans		Other post-retirement benefits	
		2005	2004	2005	2004
(i)	Accrued benefit obligation, beginning of year	$ 2,712	$ 2,516	$ 479	$ 530
	Adjustment to opening balance	1	(7)	–	(7)
	Reclassified to Other Liabilities	–	–	–	(20)
	Employer current service cost	71	74	15	17
	Employee contributions	10	11	–	–
	Interest on accrued pension obligation	161	155	29	29
	Actuarial (gains) losses	230	112	78	(45)
	Benefits paid	(122)	(114)	(16)	(15)
	Past service cost	6	17	(103)	–
	Curtailment gain	–	(11)	(81)	(4)
	Settlement loss	(14)	–	–	–
	Foreign exchange rate changes	(60)	(41)	1	(6)
	Accrued benefit obligation, end of year	$ 2,995	$ 2,712	$ 402	$ 479
(ii)	Fair value of assets, beginning of year	$ 2,689	$ 2,628	$ –	$ –
	Adjustments to opening balance	2	–	–	–
	Employee contributions	10	11	–	–
	Employer contributions	32	20	16	15
	Return on plan assets	346	174	–	–
	Benefits paid	(122)	(114)	(16)	(15)
	Settlement loss	(18)	–	–	–
	Foreign exchange rate changes	(41)	(30)	–	–
	Fair value of assets, end of year	$ 2,898	$ 2,689	$ –	$ –

15. Pension Plans and Other Post-Retirement Benefits (cont'd)

(g) Asset Allocation by Major Category Weighted by Plan Assets

	Defined benefit pension plans 2005	Defined benefit pension plans 2004
Weighted by plan assets		
Equity securities	51%	51%
Debt securities	38%	39%
All other assets	11%	10%
	100%	100%

No plan assets are directly invested in the Company's or related parties' securities. Nominal amounts may be invested in the Company's or related parties' securities through investment in pooled funds.

(h) Significant Assumptions

	Defined benefit pension plans		Other post-retirement benefits	
	2005	2004	2005	2004
Weighted average assumptions used to determine benefit cost				
Discount rate	5.94%	6.15%	6.22%	6.25%
Expected long-term rate of return on plan assets	6.83%	6.99%	–	–
Rate of compensation increase	4.89%	4.73%	5.01%	4.98%
Weighted average assumptions used to determine accrued benefit obligation				
Discount rate	5.26%	5.94%	5.27%	6.22%
Rate of compensation increase	4.21%	4.89%	4.31%	5.01%

Weighted average health care trend rates

In determining the expected cost of health care benefits, health care costs were assumed to increase at the initial trend rate which would gradually decrease to an ultimate trend rate.

	2005	2004
Initial health care trend rate	7.17%	7.51%
Ultimate health care trend rate	4.73%	4.80%
Initial year	2005	2004
Year ultimate trend rate is reached	2010	2009

(i) Impact of Changes to Assumed Health Care Rates – Other Post-Retirement Benefits

	Impact on end of year accrued post-retirement benefit obligation		Impact on post-retirement benefit service and interest cost	
	2005	2004	2005	2004
1% increase in assumed health care cost trend rate	$ 44	$ 69	$ 8	$ 8
1% decrease in assumed health care cost trend rate	(37)	(53)	(6)	(6)

16. Earnings per Common Share

The following table provides the reconciliation between basic and diluted earnings per common share:

	2005	2004
(a) Earnings		
Net income – common shareholders	$ 1,742	$ 1,600
(b) Number of common shares [1]		
Average number of common shares outstanding	890,947,683	891,966,102
Add:		
– Potential exercise of outstanding stock options	7,383,324	8,174,647
Average number of common shares outstanding – diluted basis	898,331,007	900,140,749
Earnings per common share		
Basic	$ 1.955	$ 1.794
Diluted	$ 1.939	$ 1.778

(1) Earnings per Common Share computations have been adjusted to reflect two-for-one subdivision of the Company's common shares in 2004 (see note 13).

17. Related Party Transactions

In the normal course of business, Great-West provided insurance benefits to other companies within the Power Financial Corporation group of companies. In all cases, transactions were at market terms and conditions.

During the year, Great-West provided to and received from IGM Financial Inc. and its subsidiaries (IGM), a member of the Power Financial Corporation group of companies, certain administrative services. Great-West also provided life insurance, annuity and disability insurance products under a distribution agreement with IGM. London Life provided distribution services to IGM. All transactions were provided on terms and conditions at least as favourable as market terms and conditions.

At December 31, 2005, 9,206,243 shares of IGM were held by the Company as an investment (9,207,375 in 2004). The fair value of the investment in IGM at December 31, 2005 is $425 ($337 in 2004).

During 2005, Great-West, London Life and segregated funds maintained by London Life purchased residential mortgages of $123 from IGM ($77 in 2004). Great-West and London Life sold residential mortgages of $6 ($17 in 2004) to segregated funds maintained by Great-West and $46 ($110 in 2004) to segregated funds maintained by London Life. All transactions were at market terms and conditions.

18. Income Taxes

(a) Future income taxes consist of the following taxable temporary differences on:

	2005	2004
Policy liabilities	$ **371**	$ 477
Portfolio investments	**(310)**	(315)
Other	**(15)**	(29)
Future income taxes receivable	$ **46**	$ 133
Recorded in:		
Other assets	$ **363**	$ 395
Other liabilities	**(317)**	(262)
	$ **46**	$ 133

(b) The Company's effective income tax rate is derived as follows:

	2005	2004
Combined basic Canadian federal and provincial tax rate	**35.5%**	35.5%
Increase (decrease) in the income tax rate resulting from:		
Non-taxable investment income	**(5.4)**	(6.5)
Lower effective tax rates on income not subject to tax in Canada	**(5.0)**	(4.2)
Large corporations tax	**0.2**	0.2
Miscellaneous	**(1.1)**	(1.1)
Effective income tax rate applicable to current year	**24.2%**	23.9%

At December 31, 2005, CLFC had tax loss carryforwards, primarily in Canada, totalling $1,056 ($1,071 in 2004). The future tax benefit of these tax loss carryforwards has been recognized, to the extent that they are more likely than not to be realized, in the amount of $375 ($380 in 2004) in future tax assets. The Company will realize this benefit in future years through a reduction in current income taxes payable.

19. Off Balance Sheet Financial Instruments

In the normal course of managing exposure to fluctuations in interest and foreign exchange rates, and to market risks, the Company is an end user of various derivative financial instruments that are not reported on the balance sheet. Contracts are either exchange traded or over-the-counter traded with counterparties that are highly rated financial institutions.

(a) The following table summarizes the Company's derivative portfolio and related credit exposure:

2005	Notional amount	Maximum credit risk	Future credit exposure	Credit risk equivalent	Risk weighted equivalent
Interest rate contracts					
Futures – long	$ 30	$ –	$ –	$ –	$ –
Futures – short	308	–	–	–	–
Swaps	1,696	113	11	124	36
Options written	26	–	–	–	–
Options purchased	547	72	8	80	15
	2,607	185	19	204	51
Foreign exchange contracts					
Forward contracts	775	11	8	19	4
Cross-currency swaps	3,827	534	251	785	159
	4,602	545	259	804	163
Other derivative contracts					
Equity contracts	321	7	17	24	5
Credit default swaps	88	1	7	8	1
	409	8	24	32	6
	$ 7,618	$ 738	$ 302	$ 1,040	$ 220

2004	Notional amount	Maximum credit risk	Future credit exposure	Credit risk equivalent	Risk weighted equivalent
Interest rate contracts					
Futures – long	$ 152	$ –	$ –	$ –	$ –
Futures – short	238	–	–	–	–
Swaps	1,584	39	9	48	9
Options written	26	–	–	–	–
Options purchased	1,015	60	10	70	14
	3,015	99	19	118	23
Foreign exchange contracts					
Forward contracts	1,052	–	10	10	2
Cross-currency swaps	2,781	329	171	500	122
	3,833	329	181	510	124
Other derivative contracts					
Equity contracts	453	18	24	42	8
Credit default swaps	112	1	2	3	1
	565	19	26	45	9
	$ 7,413	$ 447	$ 226	$ 673	$ 156

(b) The following table provides the use, notional amount and estimated fair value of the Company's derivative portfolio:

2005	Contracts held for asset/liability management – Notional amount – 1 year or less	Notional amount – 1–5 years	Notional amount – Over 5 years	Total estimated fair value	Contracts held for other purposes – Notional amount – 1 year or less	Notional amount – 1–5 years	Notional amount – Over 5 years	Total estimated fair value
Interest rate contracts								
Futures – long	$ 30	$ –	$ –	$ –	$ –	$ –	$ –	$ –
Futures – short	308	–	–	–	–	–	–	–
Swaps	801	263	632	97	–	–	–	–
Options written	26	–	–	–	–	–	–	–
Options purchased	–	–	547	72	–	–	–	–
	1,165	263	1,179	169	–	–	–	–
Foreign exchange contracts								
Forward contracts	39	–	–	–	736	–	–	6
Cross-currency swaps	123	987	2,622	475	20	75	–	21
	162	987	2,622	475	756	75	–	27
Other derivative contracts								
Equity contracts	171	–	–	7	150	–	–	(4)
Credit default swaps	–	88	–	1	–	–	–	–
	171	88	–	8	150	–	–	(4)
	$ 1,498	$ 1,338	$ 3,801	$ 652	$ 906	$ 75	$ –	$ 23

2004	Contracts held for asset/liability management – Notional amount – 1 year or less	Notional amount – 1–5 years	Notional amount – Over 5 years	Total estimated fair value	Contracts held for other purposes – Notional amount – 1 year or less	Notional amount – 1–5 years	Notional amount – Over 5 years	Total estimated fair value
Interest rate contracts								
Futures – long	$ 152	$ –	$ –	$ –	$ –	$ –	$ –	$ –
Futures – short	238	–	–	–	–	–	–	–
Swaps	671	222	541	25	150	–	–	(1)
Options written	–	26	–	(86)	–	–	–	–
Options purchased	360	–	655	59	–	–	–	–
	1,421	248	1,196	(2)	150	–	–	(1)
Foreign exchange contracts								
Forward contracts	256	–	–	19	796	–	–	(34)
Cross-currency swaps	192	856	1,619	271	20	94	–	13
	448	856	1,619	290	816	94	–	(21)
Other derivative contracts								
Equity contracts	275	–	–	15	178	–	–	3
Credit default swaps	24	88	–	–	–	–	–	–
	299	88	–	15	178	–	–	3
	$ 2,168	$ 1,192	$ 2,815	$ 303	$ 1,144	$ 94	$ –	$ (19)

19. Off Balance Sheet Financial Instruments (cont'd)

(c) ***Interest Rate Contracts***

Interest rate swaps and options are used as part of a portfolio of assets to manage interest rate risk associated with actuarial liabilities. Interest rate swap agreements require the periodic exchange of payments without the exchange of the notional principal amount on which payments are based. Interest income is adjusted to reflect the interest receivable and interest payable under the interest rate swaps. Realized gains and losses associated with these derivatives are deferred and amortized to net investment income.

Written call options are used with interest rate swaps to effectively convert convertible, fixed rate bonds to non-convertible variable rate securities as part of the Company's overall asset/liability matching program. The written call option hedges the Company's exposure to the convertibility feature on the bonds. Any premiums received are recognized in net investment income over the life of the options. Gains and losses realized upon exercise of the options are amortized into income over the remaining term of the underlying security.

Put options are purchased to protect against significant drops in equity markets. Premiums paid are amortized to net investment income over the life of the options. Gains and losses realized upon exercise of the options are recognized in net investment income.

Foreign Exchange Contracts

Cross-currency swaps are used in combination with other investments to manage foreign currency risk associated with actuarial liabilities. Under these swaps principal amounts and fixed and floating interest payments may be exchanged in different currencies. The carrying value on the balance sheet is adjusted to reflect the amount of the currency swapped and interest income is adjusted to reflect the interest receivable and interest payable under the swaps. The Company also enters into certain foreign exchange forward contracts to hedge certain product liabilities and to hedge a portion of the translation of its foreign revenues as well as a portion of both operating results and net investment in its foreign operations. The realized and unrealized gains and losses on contracts for product liabilities are included in net investment income offsetting the respective realized and unrealized gains and losses on the underlying product liabilities and a corresponding market value adjustment in the amounts paid or credited to policyholders. The realized gains and losses on contracts related to revenues are recognized in net investment income and in 2005, gains net of tax were $67 ($111 net of tax in 2004). The gains and losses on contracts related to net investment in foreign operations are included in the currency translation account which is part of capital stock and surplus. Hedge effectiveness is reviewed quarterly through critical terms matching and correlation testing.

Other Derivative Contracts

Equity index swaps and futures are used to hedge certain product liabilities and are marked to market with realized and unrealized gains and losses included in net investment income offsetting the respective realized and unrealized gains and losses on the underlying product liabilities and a corresponding market value adjustment in the amounts paid or credited to policyholders. Equity index swaps are also used as substitutes for cash instruments and are marked to market with realized and unrealized gains and losses included in net investment income.

In addition, equity index swaps are used to hedge the market risk associated with certain fee income. Realized gains and losses are recognized in fee income. Hedge effectiveness is reviewed quarterly through correlation testing.

The Company uses credit derivatives to manage its credit exposures and for risk diversification in its investment portfolio. Unrealized gains and losses are deferred on the balance sheet and are recognized in net investment income in the period in which the underlying investment is recognized.

20. Acquisition of Business

During 2005, Canada Life, through its wholly owned United Kingdom subsidiary, Canada Life Limited, acquired the assets and liabilities associated with the in-force annuity in payment business of Phoenix and London Assurance Limited, part of the Resolution Life Group which is based in the United Kingdom. The transaction resulted in an increase in invested assets and a corresponding increase in policyholder liabilities of $4.4 billion on the consolidated balance sheet.

21. Reinsurance Transactions

During the first quarter of 2004, the Company's indirect subsidiary, Canada Life, ceded 100% of its U.S. group insurance business to a third party on an indemnity reinsurance basis. The ceded premiums of $416 associated with the transaction have been recorded in the Summary of Consolidated Operations as a reduction in premium income with a corresponding reduction to the change in actuarial liabilities. For the Consolidated Balance Sheet, this transaction resulted in a reduction of cash and other assets of $416, a reduction of policyholder liabilities of $384, and a reduction of other liabilities of $32.

22. Contingent Liabilities

The Company and its subsidiaries are subject to legal actions, including proposed class actions, arising in the normal course of business. It is not expected that any of these legal actions will have a material adverse effect on the consolidated financial position of the Company.

In addition, there are three proposed class proceedings in Ontario regarding the participation of the London Life and Great-West participating policyholder accounts in the financing of the acquisition of LIG in 1997 by Great-West. These proceedings are in their early stages, and it is difficult to predict the outcome with certainty. However, based on information presently known, these proceedings are not expected to have a material adverse effect on the consolidated financial position of the Company.

Subsidiaries of the Company have declared a partial windup in respect of Ontario defined benefit pension plans, which will not likely be completed for some time. The partial windups could involve the distribution of the amount of actuarial surplus, if any, attributable to the wound up portion of the plan. However, many issues remain unclear, including the basis of surplus measurement and entitlement, and the method by which any surplus distribution would be implemented. In addition to the regulatory proceedings involving one of the partial windups, a related proposed class action proceeding has been commenced in Ontario. Based on information presently known, the Company has not established a provision for these matters, due to the significant uncertainty with regard to the issues and likely outcome. It is not expected that any of these matters will have a material adverse effect on the consolidated financial position of the Company.

23. Commitments

(a) Syndicated Letters of Credit

Clients residing in the United States are required pursuant to their insurance laws to obtain letters of credit issued on LRG's behalf from approved banks in order to further secure LRG's obligations under certain reinsurance contracts.

LRG has a syndicated letter of credit facility providing U.S. $650 in letters of credit capacity. The facility was arranged in 2005 for a five year term expiring November 15, 2010. Under the terms and conditions of the facility, collateralisation may be required if a default under the letter of credit agreement occurs. LRG has issued U.S. $611 million in letters of credit under the facility as at December 31, 2005. LRG and certain of its affiliates had issued U.S. $748 under a previous letter of credit facility at December 31, 2004. LRG has other bilateral letter of credit facilities totalling U.S. $18 (2004 – U.S. $36).

(b) Crown Life Acquisition Agreements

As part of the 1999 acquisition by CLFC of the majority of Crown Life Insurance Company's (Crown Life) insurance operations, CLFC has the option, or may be obligated, to acquire the common shares of Crown Life and, through assumption reinsurance, the remaining insurance business of Crown Life at any time after January 1, 2004, subject to certain conditions, in which case CLFC would receive assets with a value equal to the liabilities assumed. The purchase price for the shares would be the fair value of the assets backing Crown Life's common shareholders' equity.

(c) Other Letters of Credit

Canada Life issues letters of credit in the normal course of business. Letters of credit in the amount of $2 were outstanding at December 31, 2005 ($1 at December 31, 2004), none of which have been drawn upon at that date.

(d) Lease Obligations

The Company enters into operating leases for office space and certain equipment used in the normal course of operations. Lease payments are charged to operations over the period of use. The future minimum lease payments in aggregate and by year are as follows:

	2006	2007	2008	2009	2010	2011 and thereafter	Total
Future lease payments	$ 97	81	80	52	51	86	$ 447

24. Segmented Information

In Canada, Great-West and its operating subsidiaries, London Life and Canada Life offer a broad range of financial and benefit plan solutions for individuals, families, businesses and organizations through a network of Freedom 55 Financial and Great-West financial security advisors, through a multi-channel network of brokers, advisors and financial institutions.

In Europe, Canada Life is broadly organized along geographically defined market segments and offers a full range of protection and wealth management products and reinsurance. The Europe segment is comprised of two distinct businesses: Insurance & Annuities, which consists of operating divisions in the United Kingdom, Isle of Man, Republic of Ireland and Germany; and Reinsurance, which operates primarily in the United States, Barbados and Ireland. Great-West provides reinsurance in North America and Europe, through Canada Life and its subsidiaries, as well as through LRG.

24. Segmented Information (cont'd)

In the United States, GWL&A is a leader in providing self-funded employee health plans for businesses and in meeting retirement income needs of employees in the public/non-profit and corporate sectors. It serves its customers nationwide through a range of health care and financial products and services marketed through brokers, consultants and group representatives, and through partnerships with other financial institutions.

The Lifeco Corporate segment represents the Lifeco holding company activities and transactions that are not directly attributable to measurement of the business segments of the Company.

(a) Consolidated Operations

For the year ended December 31, 2005	Canada	Europe	United States	Lifeco Corporate	Total
Income:					
Premium income	$ 6,135	$ 7,144	$ 2,769	$ –	$ 16,048
Net investment income	2,779	1,149	1,467	(6)	5,389
Fee and other income	774	491	1,169	–	2,434
Total income	9,688	8,784	5,405	(6)	23,871
Benefits and expenses:					
Paid or credited to policyholders	6,430	7,643	3,362	–	17,435
Other	2,053	659	1,191	4	3,907
Amortization of finite life intangible assets	14	4	–	–	18
Restructuring costs	–	–	–	22	22
Net operating income before income taxes	1,191	478	852	(32)	2,489
Income taxes	284	68	245	4	601
Net income before non-controlling interests	907	410	607	(36)	1,888
Non-controlling interests	101	11	1	–	113
Net income – shareholders	806	399	606	(36)	1,775
Perpetual preferred share dividends	33	–	–	–	33
Net income – common shareholders	$ 773	$ 399	$ 606	$ (36)	$ 1,742

For the year ended December 31, 2004	Canada	Europe	United States	Lifeco Corporate	Total
Income:					
Premium income	$ 6,413	$ 6,122	$ 1,667	$ –	$ 14,202
Net investment income	2,664	1,022	1,710	–	5,396
Fee and other income	682	400	1,191	–	2,273
Total income	9,759	7,544	4,568	–	21,871
Benefits and expenses:					
Paid or credited to policyholders	6,656	6,524	2,310	–	15,490
Other	2,104	593	1,294	10	4,001
Amortization of finite life intangible assets	13	5	–	–	18
Restructuring costs	–	–	–	44	44
Net operating income before income taxes	986	422	964	(54)	2,318
Income taxes	202	63	317	(16)	566
Net income before non-controlling interests	784	359	647	(38)	1,752
Non-controlling interests	122	3	11	–	136
Net income – shareholders	662	356	636	(38)	1,616
Perpetual preferred share dividends	16	–	–	–	16
Net income – common shareholders	$ 646	$ 356	$ 636	$ (38)	$ 1,600

(b) Consolidated Total Assets

2005	Canada	Europe	United States	Total
Assets				
Invested assets	$ 42,587	$ 20,640	$ 26,153	$ 89,380
Goodwill and intangible assets	4,989	1,737	54	6,780
Other assets	1,613	3,261	1,127	6,001
Total assets	**$ 49,189**	**$ 25,638**	**$ 27,334**	**$ 102,161**

2004	Canada	Europe	United States	Total
Assets				
Invested assets	$ 40,902	$ 16,494	$ 26,140	$ 83,536
Goodwill and intangible assets	5,003	1,778	55	6,836
Other assets	1,359	2,842	1,278	5,479
Total assets	$ 47,264	$ 21,114	$ 27,473	$ 95,851

AUDITORS' REPORT

To the Shareholders, Great-West Lifeco Inc.

We have audited the consolidated balance sheets of Great-West Lifeco Inc. as at December 31, 2005 and 2004 and the summaries of consolidated operations, the consolidated statements of surplus and the consolidated statements of cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement.

An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Deloitte & Touche LLP

Chartered Accountants

Winnipeg, Manitoba
February 16, 2006

Intentionally left blank

PART D

MANAGEMENT'S DISCUSSION AND ANALYSIS

Page 170

FINANCIAL STATEMENTS AND NOTES

Page 204

Please note that the bottom of each page in Part D contains two different page numbers. A page number with the prefix "P" refers to the number of such page in this document and the page number without any prefix refers to the number of such page in the original document issued by IGM Financial Inc.

The attached documents concerning IGM Financial Inc. are documents prepared and publicly disclosed by such subsidiary. Certain statements in the attached documents, other than statements of historical fact, are forward-looking statements based on certain assumptions and the current expectations of the subsidiary as set forth therein. The reader is cautioned to consider these statements carefully and not to put undue reliance on forward-looking statements. For further information provided by the subsidiary as to the material factors that could cause actual results to differ materially from a conclusion, forecast or projection in the forward-looking information and the material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection set out in the forward-looking information, please see the attached documents, including the section entitled Forward-Looking Information.

Financial Section

MANAGEMENT'S DISCUSSION AND ANALYSIS

IGM Financial Inc.

23 Summary of Consolidated Operating Results

Investors Group

28 Review of the Business

34 Review of Segment Operating Results

Mackenzie

37 Review of the Business

41 Review of Segment Operating Results

IGM Financial Inc.

43 Consolidated Financial Position

44 Consolidated Liquidity and Capital Resources

48 Outlook

52 Accounting Estimates and Policies

54 Disclosure Controls and Procedures

54 Other Information

FINANCIAL REVIEW

Consolidated Financial Statements

56 Management's Responsibility for Financial Reporting and Auditors' Report

57 Consolidated Financial Statements

60 Notes to Consolidated Financial Statements

The Management's Discussion and Analysis (MD&A) presents management's view of the operations and financial condition of IGM Financial Inc. (IGM Financial or the Company) for the years ended December 31, 2005 and 2004. Commentary in the MD&A as at and for the year ended December 31, 2005 is as of February 16, 2006.

Basis of Presentation and Summary of Accounting Policies
The Consolidated Financial Statements of IGM Financial, which are the basis of information presented in the Company's MD&A, have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and are presented in Canadian dollars – refer to Note 1 of the Consolidated Financial Statements.

Principal Holders of Voting Shares
As at December 31, 2005, Power Financial Corporation (PFC) and Great-West Lifeco Inc. (GWL) held 55.9% and 3.5%, respectively, of the outstanding common shares of IGM Financial.

FORWARD-LOOKING INFORMATION

This report may contain forward-looking statements about IGM Financial, including its business operations, strategy and expected financial performance and condition. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects", "anticipates", "intends", "plans", "believes", "estimates" or negative versions thereof and similar expressions. In addition, any statement that may be made concerning future financial performance (including revenues, earnings or growth rates), ongoing business strategies or prospects, and possible future Company action, is also a forward-looking statement. Forward-looking statements are based on current expectations and projections about future events and are inherently subject to, among other things, risks, uncertainties and assumptions about the Company, economic factors and the financial services industry generally. They are not guarantees of future performance, and actual events and results could differ materially from those expressed or implied by forward-looking statements made by the Company due to, but not limited to, important factors such as general economic, political and market factors in North America and internationally, interest and foreign exchange rates, global equity and capital markets, business competition, technological change, changes in government regulations, changes in tax laws, unexpected judicial or regulatory proceedings, catastrophic events, and the Company's ability to complete strategic transactions and integrate acquisitions. The reader is cautioned that the foregoing list of important factors is not exhaustive. The reader is also cautioned to consider these and other factors carefully and not place undue reliance on forward-looking statements. Other than as specifically required by applicable law, the Company has no specific intention to update any forward-looking statements whether as a result of new information, future events or otherwise.

IGM Financial Inc.
Summary of Consolidated Operating Results

Net income for the year ended December 31, 2005 was $682.4 million, compared to adjusted net income of $615.6 million in 2004, an increase of 10.9%. Diluted earnings per share were $2.56, an increase of 10.8% compared to adjusted earnings per share of $2.31 in 2004. Adjusted net income and earnings per share for 2004 excludes a non-recurring expense. Net income in 2004 without adjustment totalled $596.4 million and diluted earnings per share on this basis were $2.24.

Shareholders' equity was $3.45 billion as at December 31, 2005, up from $3.15 billion at December 31, 2004. Return on average common equity was 20.0% for the year ended December 31, 2005 compared with adjusted return on average common equity of 19.8% in 2004. The quarterly dividend per common share was increased to 34.5 cents in 2005 from 30.0 cents at the end of 2004.

Net Income and Diluted Earnings per Share

For the financial year *($ millions, except per share amounts)*



393
491
534
616
682
1.58
1.85
2.01
2.31
2.56
01
02
03
04
05
Net Income
Diluted EPS

2001 excludes goodwill amortization and Mackenzie restructuring costs.

2003 excludes dilution gain, restructuring reversal related to Mackenzie and non-cash income tax charge.

2004 excludes unitholder compensation.

NON-GAAP FINANCIAL MEASURES

Adjusted net income, diluted earnings per share (EPS) and return on common equity (ROE) for the year ended December 31, 2004 excluded a charge to earnings

TABLE 1: RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

	2005		2004		2003	
($ millions)	NET INCOME	EPS	NET INCOME	EPS	NET INCOME	EPS
Adjusted net income – Non-GAAP measure	**$ 682.4**	**$ 2.56**	$ 615.6	$ 2.31	$ 533.5	$ 2.01
Unitholder compensation, net of tax	–	–	(19.2)	(0.07)	–	–
Dilution gain	–	–	–	–	14.8	0.05
Restructuring reversal, net of tax	–	–	–	–	15.6	0.06
Non-cash income tax charge	–	–	–	–	(24.8)	(0.09)
Net income – GAAP	**$ 682.4**	**$ 2.56**	$ 596.4	$ 2.24	$ 539.1	$ 2.03
EBITDA – Non-GAAP measure	**$ 1,365.5**		$ 1,253.1		$ 1,138.6	
Commission amortization	**(260.2)**		(226.7)		(193.9)	
Amortization of capital and intangible assets	**(22.4)**		(22.9)		(27.4)	
Interest expense on long-term debt and dividends on preferred shares	**(107.5)**		(112.2)		(118.6)	
Unitholder compensation	–		(28.8)		–	
Dilution gain	–		–		14.8	
Restructuring reversal	–		–		24.8	
Income before income taxes and non-controlling interest	**975.4**		862.5		838.3	
Income taxes	**(291.5)**		(264.9)		(299.2)	
Non-controlling interest	**(1.5)**		(1.2)		–	
Net income – GAAP	**$ 682.4**		$ 596.4		$ 539.1	

recorded in the fourth quarter of $28.8 million ($19.2 million after tax) which included both compensation payments to certain unitholders of Investors Group and related costs resulting from settlement agreements with regulatory agencies (unitholder compensation). Adjusted net income, EPS and ROE for the year ended December 31, 2003 exclude a dilution gain resulting from the reduction in the Company's percentage ownership of GWL related to their acquisition of The Canada Life Assurance Company (Canada Life), a reversal of restructuring costs related to the acquisition of Mackenzie Financial Corporation (Mackenzie) and a non-cash income tax charge related to increases in Ontario tax rates. While these non-GAAP financial measures are used to provide management and investors with additional measures to assess earnings performance, they do not have standard meanings and are not directly comparable to similar measures used by other companies.

Earnings before interest and taxes (EBIT) and earnings before interest, taxes, depreciation and amortization (EBITDA) are also non-GAAP financial measures. EBIT and EBITDA are alternative measures of performance utilized by management, investors and investment analysts to evaluate and analyze the Company's results. EBITDA is discussed further in the Consolidated Liquidity section later in this MD&A. These non-GAAP financial measures do not have standard meanings and are not directly comparable to any GAAP measure or to similar measures used by other companies.

The reconciliation of non-GAAP results to reported results in accordance with GAAP for net income, EPS and EBITDA is provided in Table 1. The reconciliation of non-GAAP results to reported results in accordance with GAAP related to EBIT is provided in Table 2.

REPORTABLE SEGMENTS

IGM Financial's reportable segments, which reflect the current organizational structure, are:

- Investors Group
- Mackenzie
- Corporate and Other

TABLE 2: CONSOLIDATED OPERATING RESULTS BY SEGMENT

	INVESTORS GROUP		MACKENZIE		CORPORATE & OTHER[1]		TOTAL	
($ millions)	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004
Fee income	**$ 1,201.5**	$ 1,080.8	**$ 863.3**	$ 821.6	**$ 99.7**	$ 53.4	**$ 2,164.5**	$ 1,955.8
Net investment income and other	**126.4**	123.3	**19.0**	15.8	**37.7**	24.2	**183.1**	163.3
	1,327.9	1,204.1	**882.3**	837.4	**137.4**	77.6	**2,347.6**	2,119.1
Operating expenses								
Commissions	**326.5**	264.0	**339.9**	320.2	**60.1**	32.5	**726.5**	616.7
Non-commission	**265.5**	273.8	**258.9**	255.6	**30.9**	14.9	**555.3**	544.3
	592.0	537.8	**598.8**	575.8	**91.0**	47.4	**1,281.8**	1,161.0
Earnings before interest and taxes	**$ 735.9**	$ 666.3	**$ 283.5**	$ 261.6	**$ 46.4**	$ 30.2	**1,065.8**	958.1
Interest expense							**90.4**	95.6
Income before income taxes and non-controlling interest							**975.4**	862.5
Income taxes							**291.5**	264.9
Income before non-controlling interest							**683.9**	597.6
Non-controlling interest							**1.5**	1.2
Net income								
In accordance with GAAP							**$ 682.4**	$ 596.4
Adjusted net income[2]							**$ 682.4**	$ 615.6

(1) 2004 includes Investment Planning Counsel's results from the date of acquisition.

(2) Refer to Summary of Consolidated Operating Results for an explanation of the Company's use of non-GAAP financial measures.

IGM FINANCIAL INC.

Management measures and evaluates the performance of these segments based on EBIT as shown in Table 2.

Discussion of Investors Group and Mackenzie Segment Operating Results is contained in their respective sections of this MD&A.

On May 10, 2004, the Company acquired a 74.7% interest in Investment Planning Counsel Inc. (Investment Planning Counsel). The Company's operating results include its earnings from the date of acquisition which are reported in the Corporate and Other segment in Table 2. Additional information related to the acquisition is included in Note 21 to the Consolidated Financial Statements.

Earnings before interest and taxes for Corporate and Other, the segment which includes operating results for Investment Planning Counsel, net investment income earned on unallocated investments and other income as well as inter-segment eliminations, were $46.4 million for the year ended December 31, 2005 compared to $30.2 million in 2004. The increase of $16.2 million resulted primarily from:

- The inclusion of Investment Planning Counsel's earnings before interest and taxes for the entire twelve months in 2005 compared with the period from May 10 to December 31, 2004 which accounted for an increase of $6.2 million.
- The elimination of certain provisions, established as a result of previous acquisitions, which were no longer required and which accounted for an increase in income of $10.4 million.

Certain items reflected in Table 2 are not allocated to segments:

- *Interest expense* – Represents both the interest cost on the remaining debt issued pursuant to the Mackenzie acquisition and dividends paid on the outstanding preferred shares, which have been reclassified from equity to liabilities (refer to Note 1 of the Consolidated Financial Statements). Interest expense on long-term debt issued in relation to the Mackenzie acquisition totalled $69.7 million in 2005 compared with $74.9 million in 2004. The decrease in expense was due to the repayment of the remaining $175 million balance of the Floating Bankers' Acceptance related to the Mackenzie acquisition in the fourth quarter of 2004. Dividends paid on preferred shares were $20.7 million in both 2005 and 2004.
- *Income taxes* – The effective rate of tax in 2005 was 29.9% compared with 30.7% in 2004 as shown in Table 3.

The decrease in the effective tax rate relates primarily to the recognition of favourable tax experience which is reflected in Other items. Tax planning may allow the Company to record lower income taxes in the current period and, as well, income taxes recorded in prior periods may be adjusted in the current period to reflect management's best estimates of the overall adequacy of its provisions. Any related tax benefits or changes in management's best estimates are reflected in Other items, which also includes, but is not limited to, the effect of lower effective tax rates on income not subject to tax in Canada. Management monitors the status of its income tax filings, and regularly assesses the overall adequacy of its provision for income taxes.

TABLE 3: EFFECTIVE INCOME TAX RATE

	2005	2004
Income taxes at Canadian federal and provincial statutory rates	**35.93%**	36.17%
Effect of:		
Dividend income	**(0.30)**	(0.22)
Net capital gains and losses	**(0.75)**	(0.74)
Share of earnings of affiliate	**(2.72)**	(3.06)
Preferred dividends paid	**0.79**	0.90
Other items	**(3.06)**	(2.33)
Effective income tax rate	**29.89%**	30.72%

SELECTED ANNUAL INFORMATION

Financial information for the three most recently completed years is included in Table 4.

- *Net Income and Earnings per Share* – Table 1 of the MD&A shows the reconciliation of non-GAAP financial results to GAAP results for the three years under review. Adjusted net income in 2004 was $615.6 million compared with adjusted net income in 2003 which was $533.5 million. Except as noted in the adjusted net income reconciliation in Table 1, variations in net income and total revenues result primarily from changes in total mutual fund assets under management. Average daily mutual fund assets under management by year are shown on Table 4. The impact on earnings and revenues of changes in mutual fund assets under management are discussed in the Review of Segment Operations sections of the MD&A for both Investors Group and Mackenzie.
- *Dividends per Common Share* – Dividends per common share have increased by approximately 16% in each of the three years under review.

TABLE 4: SELECTED ANNUAL INFORMATION

	2005	2004	2003
Consolidated statements of income *($ millions)*			
Fee income	**$ 2,164.5**	$ 1,955.8	$ 1,714.4
Net investment income	**183.1**	163.3	159.8
	2,347.6	2,119.1	1,874.2
Operating expenses	**1,372.2**	1,256.6	1,050.7
	975.4	862.5	823.5
Dilution gain	**–**	–	14.8
Income before undernoted	**975.4**	862.5	838.3
Income taxes	**291.5**	264.9	299.2
	683.9	597.6	539.1
Non-controlling interest	**1.5**	1.2	–
Net income			
In accordance with GAAP	**$ 682.4**	$ 596.4	$ 539.1
Adjusted net income[1]		$ 615.6	$ 533.5
Earnings per share *($)*			
In accordance with GAAP – Basic	**$ 2.58**	$ 2.26	$ 2.04
– Diluted	**$ 2.56**	$ 2.24	$ 2.03
Adjusted earnings per share[1]			
– Basic	**$ 2.58**	$ 2.33	$ 2.02
– Diluted	**$ 2.56**	$ 2.31	$ 2.01
Dividends per share *($)*			
Common	**$ 1.34**	$ 1.15	$ 0.99
Preferred	**$ 1.44**	$ 1.44	$ 1.44
Average daily mutual fund assets *($ millions)*	**$ 87,723**	$ 78,793	$ 68,858
Total corporate assets *($ millions)*	**$ 6,807**	$ 6,473	$ 6,292
Total long-term debt *($ millions)*	**$ 1,225**	$ 1,227	$ 1,404
Outstanding common shares *(thousands)*	**264,539**	264,598	264,090

(1) Refer to the Summary of Consolidated Operating Results for an explanation of the Company's use of non-GAAP financial measures.

SUMMARY OF QUARTERLY RESULTS

Financial information for the eight most recently completed quarters is included in Table 5. Significant variation in quarterly earnings occurred in the fourth quarter of 2004 due to the $28.8 million charge ($19.2 million after-tax) recorded by IGM Financial related to unitholder compensation as described earlier in the Summary of Consolidated Operating Results. With the exception of the item noted above, there were no significant variations to quarterly results. Quarterly results are not subject to significant seasonal fluctuations because earnings are primarily dependent on the level of mutual fund assets under management. Average daily mutual fund assets under management by quarter are shown in the Summary of Quarterly Results on Table 5. Although mutual fund sales are generally higher in the first quarter of each year as a result of the RSP season, the impact of the higher sales on that quarter's earnings is not significant.

TABLE 5: SUMMARY OF QUARTERLY RESULTS

	2005				2004			
	4	3	2	1	4	3	2	1
Consolidated statements of income *($ millions)*								
Fee and net investment income								
Management	**427.1**	**420.5**	**406.4**	**390.7**	383.2	371.7	371.7	365.1
Administration	**78.0**	**74.5**	**75.4**	**79.5**	71.6	74.2	75.8	78.0
Distribution	**55.9**	**53.4**	**49.8**	**53.3**	46.2	44.5	38.9	34.9
Net investment income and other	**47.3**	**38.6**	**47.6**	**49.6**	47.1	36.7	37.1	42.4
Total fee and net investment income	**608.3**	**587.0**	**579.2**	**573.1**	548.1	527.1	523.5	520.4
Operating expenses								
Commission expense	**189.5**	**183.5**	**177.9**	**175.6**	163.8	155.3	153.8	143.8
Non-commission expense	**141.2**	**135.6**	**135.7**	**142.8**	154.2	126.6	126.7	136.8
Interest expense	**22.7**	**22.8**	**22.5**	**22.4**	24.1	23.9	23.7	23.9
Total operating expenses	**353.4**	**341.9**	**336.1**	**340.8**	342.1	305.8	304.2	304.5
Income before undernoted	**254.9**	**245.1**	**243.1**	**232.3**	206.0	221.3	219.3	215.9
Income taxes	**77.5**	**68.3**	**74.6**	**71.1**	63.5	66.9	66.5	68.0
	177.4	**176.8**	**168.5**	**161.2**	142.5	154.4	152.8	147.9
Non-controlling interest	**0.2**	**0.2**	**0.6**	**0.5**	0.4	0.6	0.2	–
Net income								
In accordance with GAAP	**177.2**	**176.6**	**167.9**	**160.7**	142.1	153.8	152.6	147.9
Reconcilation of non-GAAP financial measures[1] *($ millions)*								
Adjusted net income (non-GAAP)	**177.2**	**176.6**	**167.9**	**160.7**	161.3	153.8	152.6	147.9
Unitholder compensation (net of tax)	**–**	**–**	**–**	**–**	(19.2)	–	–	–
Net income (GAAP)	**177.2**	**176.6**	**167.9**	**160.7**	142.1	153.8	152.6	147.9
Earnings per share *(¢)*								
In accordance with GAAP								
– Basic	**67**	**67**	**63**	**61**	54	58	58	56
– Diluted	**66**	**66**	**63**	**60**	53	58	57	56
Adjusted earnings per share[1]								
– Basic	**67**	**67**	**63**	**61**	61	58	58	56
– Diluted	**66**	**66**	**63**	**60**	61	58	57	56
Average daily mutual fund assets *($ billions)*	**90.6**	**89.7**	**86.1**	**84.5**	80.6	78.4	78.8	77.3

(1) Refer to the Summary of Consolidated Operating Results for an explanation of the Company's use of non-GAAP financial measures.

Investors Group
Review of the Business

Investors Group's core business provides a broad range of financial and investment planning services to Canadians through its dedicated network of trained and supported Consultants.

Investors Group earns revenue primarily from:

- Management fees charged to its mutual funds.
- Fees charged to its mutual funds for administrative and trustee services.
- Distribution fees charged to mutual fund account holders.

Fee income is also earned from the distribution of insurance products, banking and securities services. Additional revenue is derived from net investment income and other income, as discussed in the Review of Segment Operating Results.

Revenues depend largely on the value and composition of assets under management. Our comprehensive approach to financial planning, accomplished by our Consultants through the broad range of financial products and services offered by Investors Group, has resulted in strong mutual fund sales and a mutual fund redemption rate lower than the industry average. Mutual fund gross sales through our Consultant network increased by 16.2% in 2005 to $5.5 billion, while net sales were $778 million, up from $218 million in 2004. Investors Group's redemption rate on long-term funds declined to 8.7% at December 31, 2005 from 9.1% in 2004 while the redemption rate for all other members of the Investment Funds Institute of Canada (IFIC) increased to 16.4% at December 31, 2005 from 15.3% in 2004.

Fee Income – Investors Group
For the financial year *($ millions)*


1,092
1,030
972
1,081
1,202
01
02
03
04
05

SEGMENT STRATEGY

Investors Group strives to ensure that the interests of shareholders, clients, Consultants and employees are as closely aligned as possible. Investors Group's business approach embraces current trends in the Canadian financial services industry and our strategic plan is focused on:

1. Growing our distribution network through the attraction of new industry professionals and the retention of existing Consultants.
2. Emphasizing the delivery of financial planning advice, products and services through our dedicated network of well trained and well supported Consultants.
3. Extending the diversity and range of products offered by Investors Group as we continue to build and maintain enduring relationships by meeting the changing needs of our broad spectrum of clients.
4. Maximizing returns on business investment by:
    - Focusing resources on initiatives that have direct benefits to clients and Consultants.
    - Controlling expenditures through the management of staffing levels, improved productivity, effective and continual investments in technology, and the management of discretionary expenses while capitalizing on economies of scale through our relationship with Mackenzie and Investment Planning Counsel, along with other members of the Power Financial group of companies.

CORE BUSINESS

Consultants

Investors Group distinguishes itself from its competition by offering personal financial planning to its clients within the context of long-term relationships. At the centre of this relationship is a national distribution network of Consultants located in 115 Financial Planning Centres across Canada.

As part of our commitment to continued growth, we expanded the size of our field management in 2005 by 15.9%. In addition to expanding the number of individuals in field management roles, we also expanded their management training, their role in training new Consultants and the tools available to monitor the progress of these Consultants.

Concurrent with the growth of our field management and the number of new Consultants, we added seven new region offices in 2005. Two offices in Quebec and two offices in Ontario transitioned from division office to region office status while three additional new region offices were established in Calgary, Edmonton and Toronto.

RECRUITING AND RETENTION

Investors Group combines a number of interview and testing techniques to identify individuals who demonstrate a blend of experience, education and aptitude that makes them well suited to becoming successful financial planners. In 2005, our Division Directors and Field Trainers were provided with a new recruiting program together with additional tools to assist them in their recruitment efforts. These efforts, combined with our Consultant and field management compensation, recognition and support programs have proven successful, as evidenced by the growth of our Consultant network.

At the end of 2005, Investors Group had 3,668 Consultants, compared with 3,496 in 2004. The number of Consultants with more than four years experience was 2,100 compared to 2,030 a year earlier. Our Consultant network has grown in each of the last six consecutive quarters.

CONSULTANT DEVELOPMENT

Management continues to focus on Consultant development. Our comprehensive Consultant Training program combines technical education with field experience. Each year, our training curriculum is reviewed and refreshed to offer new Consultants the essential building blocks they require to develop their individual businesses.

As Consultants progress, they develop their skills as financial planners and business managers by attending a selection of focused educational programs including: financial planning skills, product knowledge, client service, business development skills, compliance, technology, practice management and other related topics. Supplemental training, coaching and mentorship are top priorities for the Consultant network's Regional Directors and Division Directors across Canada.

In 2005, Investors Group continued to enhance its training and development programs for Consultants. This included the completion of our transition from a centralized training model to an area training model which is now delivered primarily through our region offices across Canada. We have also seen positive results from our Field Development Program, which was introduced in 2004 to provide enhanced coaching and mentorship to Consultants in their early years in the business and to increase their likelihood of success.

In keeping with Investors Group's commitment to maintaining a high standard of ethical business practices and conduct, Consultants also receive ongoing training, information and guidance regarding business standards, and regulatory and compliance matters.

Investors Group also supports industry initiatives to introduce uniform qualification requirements for use of the "financial planner" designation. Enrollment in programs to achieve a Certified Financial Planner (CFP) designation, or the equivalent designation in the province of Quebec (Pl. Fin.), is encouraged and supported.

PRODUCTIVITY

Investors Group implemented a number of significant changes in 2005 designed to enhance the productivity of our field management and Consultants. These included:

- The introduction of a new web-based resource for Regional Directors and Division Directors to assist them in their management, recruitment and compliance efforts.
- The launch of an online system for Division Directors that tracks new Consultant effectiveness to assist with coaching opportunities.
- Symphony Strategic Investment Planning™ improved its Portfolio Tuner which now automatically calculates and recommends transactions across all fund series to implement or rebalance a client's investment portfolio and to re-balance a client's *i*Profile™ pool.
- Enhancements to the Company's order entry program to enable Consultants to transact on third party mutual fund accounts and to provide trade validation against existence of Know Your Client (KYC) information. This order entry system was developed by Winfund Software Corp. which is owned by a subsidiary of Mackenzie and its software is used by over 95 dealers within the mutual fund industry.
- Automated the delivery of prospectuses directly to clients in all situations where they should have a current prospectus.
- Senior Insurance Specialists were hired in both Vancouver and Montreal with a mandate to assist with larger insurance cases.

Management believes that these initiatives make Investors Group more attractive and competitive to Consultants and potential Consultants, and should lead to greater recruitment, productivity, asset growth and compliance into the future.

Products and Services

Investors Group is regarded as a leader in personal financial planning in Canada. This is achieved by delivering personal financial solutions tailored to each client's individual needs. Consultants recommend balanced, diversified and professionally managed portfolios that reflect the client's goals, preferences and risk tolerance. They also look beyond investments to offer clients insurance products, banking services and mortgages.

PFP – PERSONAL FINANCIAL PLANNER

Investors Group's Personal Financial Planner (PFP) software handles a wide range of potential financial planning needs – from projections and illustrations for basic financial planning concepts to the preparation of written financial plans which integrate all disciplines of financial planning, including investment, tax, retirement, education and estate planning, as well as risk management. The PFP software continues to enhance the quality and professionalism of written financial plans prepared by Consultants.

SYMPHONY STRATEGIC INVESTMENT PLANNING PROGRAM

Symphony is Investors Group's strategic investment planning approach. Symphony is designed to help Consultants build their business with a sophisticated investment discipline, backed by a process that provides a methodology for measuring a client's risk tolerance. Based on that assessment, Consultants are able to provide risk-adjusted recommendations using Investors Group's broad offering of funds.

Symphony's Portfolio Tuner helps Consultants rebalance clients' investment portfolios over time and automatically calculates and recommends transactions to implement or rebalance these portfolios. In 2005, Portfolio Tuner was enhanced to include transactions across all fund series. Changes were also made to enable Portfolio Tuner to automatically rebalance *i*Profile accounts.

MUTUAL FUNDS

Investors Group is committed to enhancing the performance, scope and diversity of our investment products. With the removal of federal foreign content restrictions within Registered investments during the year, the company terminated its Investors Global Series RSP Funds and the *i*Profile Global Equity RSP Pool. We also renamed and broadened the investment objectives and strategy of Investors Corporate Bond Fund, changed the composition of the *i*Profile Fixed Income Pool, and announced the creation of a new dividend fund concentrating on global investments.

INVESTMENT MANAGEMENT

Investors Group has over $50.7 billion in mutual fund assets under management in 137 mutual funds covering a broad range of investment mandates.

Through our own international team of investment professionals and relationships with external investment advisors, we provide clients with access to a wide range of investment advisory services. Clients can take advantage of the opportunity to diversify their holdings across fund managers, asset categories, investment styles, geography, capitalization and sectors through portfolios customized to meet their objectives.

INVESTORS MASTERSERIES™ FUNDS

Investors Masterseries funds are managed by I.G. Investment Management, our own multi-disciplinary team of investment professionals with offices and advisors in North America, Europe and Asia. Our global connections, depth of research and use of information technology, combined with over 55 years of experience, provides us with investment management capabilities that enable us to offer our clients investment management expertise suitable for the widest range of investment objectives.

The Investors Masterseries family of funds includes 42 unit trust funds and 27 Corporate Class funds available in multiple series. The Corporate Class fund structure is discussed later in this report. The 42 unit trust funds include money market, fixed income, balanced, domestic and international equity, global and sector mandates. As at December 31, 2005, total assets related to these funds were $42.9 billion compared with $38.1 billion in 2004, an increase of 12.4%. Masterseries unit trust funds represented approximately 85% of the total Investors Group mutual fund assets under management, relatively unchanged from a year ago.

At December 31, 2005, 34% of Masterseries mutual funds had four or five star ratings from the Morningstar† fund ranking service and 64% had a rating of three stars or better, compared to 41% and 72% respectively at the end of 2004. Morningstar Ratings† are an objective, quantitative measure of a fund's three, five and ten year risk-adjusted performance relative to comparable funds. Although our four and five star ratings compared favourably versus the industry, our year-over-year results were impacted by a disproportionate number of funds represented in the Morningstar† calculations with only a 3-year performance measure due to the introduction of a large number of new funds over the last 5 years.

In June 2005, Investors Group broadened the investment objective and strategy of Investors Corporate Bond Fund to include government-issued bonds and re-named it Investors Canadian Bond Fund. We also took steps to enhance the yield on Investors Premium Money Market Fund and decreased the minimum investment from $100,000 to $25,000, thereby positioning the Fund as a competitive option for investors seeking short-term investments.

With the removal of federal foreign content restrictions within Registered investments during the year, the company also terminated its six Investors Global Series RSP Funds. Subsequent to unitholder approval in September, the units of the Investors U.S. Large Cap Value RSP Fund, Investors Global Science & Technology RSP Fund, Investors Global RSP Fund, Investors European Equity RSP Fund, Investors Japanese Equity RSP Fund and IG AGF U.S. Growth RSP Fund held by unitholders were exchanged for units of the same series of the underlying funds.



Morningstar† Ratings – Masterseries™
As at December 31, 2005
(% of funds)
36
30
30
38
34
32
1–2 Star
3 Star
4–5 Star
Investors Masterseries™ Rated Funds
All Morningstar†-Rated Funds
(Source: Morningstar†)

Leveraging off of our global investment management expertise, the Company also announced the creation of Investors Global Dividend Fund – one of the first funds of its kind in Canada – which was launched in January 2006.

INVESTORS GROUP CORPORATE CLASS INC.

Investors Group introduced Investors Group Corporate Class Inc., a broad tax advantaged fund structure, in 2002. This group of funds features switching with no immediate tax consequences on a fee-free basis among 46 funds within the group. The funds include 27 of Investors Group's own Masterseries funds advised by I.G. Investment Management as well as funds advised by Mackenzie, AGF Funds Inc., Beutel, Goodman & Company, Ltd., Fidelity Investments Canada Limited, Franklin Templeton Investments Corp., Goldman Sachs Asset Management and Bissett Investment Management.

By the end of 2005, the Corporate Class funds had attracted $1.1 billion in assets compared with $659 million in 2004.

MANAGED ASSET AND MULTI-MANAGER INVESTMENT PROGRAMS

Investors Group provides clients with access to a growing selection of asset allocation opportunities directed by some of the world's leading money-management firms. These programs include:

- **Allegro™ Portfolios**: The Allegro Portfolios provide a single step investment solution offering geographic, investment style and asset class diversification. The seven portfolios include Investors Masterseries funds, Mackenzie partner funds as well as a wide variety of other partner funds. The asset mix of the Allegro portfolios was updated using the same strategic investment planning approach that was developed for the Symphony individual fund recommendations. Since their introduction in 2001, fund assets have grown to $1.6 billion as of December 31, 2005 compared with $1.1 billion in the previous year.
- **Alto™ Portfolios**: The Alto Portfolios provide a single step investment solution offering geographic, investment style and asset class diversification. The ten portfolios include Investors Masterseries funds and Mackenzie partner funds. Assets in the portfolios grew to $666 million as of December 31, 2005 compared with $157 million in 2004.

- **Masterseries™ Portfolios**: This fund program has assets in excess of $7.2 billion as at December 31, 2005, compared with $6.5 billion in the previous year. The program is comprised of eight funds which invest in 21 underlying Masterseries funds to provide a high level of diversification.
- ***i*Profile™**: This is a unique portfolio management program introduced in 2001 for clients with assets over $250,000. *i*Profile investment portfolios have been designed to maximize returns and manage risk by diversifying across asset classes, management styles and geographic regions. The program is advised by a select group of 12 global money management firms such as Goldman Sachs Asset Management, Jarislowsky Fraser Limited, Waddell & Reed, J.P. Morgan and I.G. Investment Management, Ltd. With the elimination of foreign content restrictions for Registered investments, the company terminated the *i*Profile Global Equity RSP Pool in September 2005 with the units exchanged for units in the underlying pool. In December 2005 the asset allocation of the *i*Profile Fixed Income Pool was changed to include a component investing in Investors Real Property Fund. By the end of 2005, this program had $514 million in assets, compared with $437 million in the previous year.

PARTNER FUNDS

Partner funds are an important element of Investors Group's mutual fund product shelf, offering a range of investment disciplines through advisory relationships with other investment management firms. Partner funds are comprised of 26 unit trust funds and 19 Corporate Class funds.

With respect to the partner fund unit trusts, Investors Group continued its relationships with highly regarded investment managers AGF Funds Inc., Beutel, Goodman & Company, Ltd., Bissett Investment Management (an operating division of Franklin Templeton Investments Corp.), Fidelity Investments Canada Limited, Franklin Templeton Investments Corp., Goldman Sachs Asset Management, L.P. and Mackenzie.

Investors Group oversees external investment advisors who are responsible for ensuring that their activities are consistent with Investors Group's investment philosophy and with the stated investment objectives and strategies of their respective funds.

At December 31, 2005, partner unit trust funds totalled $6.2 billion or approximately 12% of Investors Group's mutual fund assets under management, compared with $5.3 billion and similar proportion last year. Mackenzie currently provides investment advisory services for six of the partner funds with total assets of $2.0 billion.

SEGREGATED FUNDS

Investors Group offers eight segregated funds that are distributed solely by Investors Group Consultants. Our segregated funds provide death benefit guarantees and potential creditor protection. These funds also provide protection from long-term market volatility by providing two levels of guarantees – 75% or 100% of the principal invested. These products are underwritten by The Great-West Life Assurance Company (Great-West Life) and the investment components are managed by Investors Group.

INSURANCE

Investors Group continues to be a leader in the distribution of life insurance in Canada. Through its arrangements with leading insurance companies, Investors Group offers a broad range of term, universal life, whole life, disability, critical illness, long-term care, personal health care coverage and group insurance. I.G. Insurance Services Inc. currently has distribution agreements with:

- The Great-West Life Assurance Company
- The Canada Life Assurance Company
- Sun Life Assurance Company of Canada
- The Manufacturers Life Insurance Company (Manulife)

In 2005, we continued to strengthen our relationship with other member companies within the Power Financial group, with Canada Life as our key provider of individual life insurance products and Great-West Life as our key provider of living benefit and group products. The expertise and support available to our Consultants through these companies continues to add value in terms of integrating insurance into a client's overall financial plan. Investors Group continues to have strong associations with our other providers for select life insurance and living benefit products.

During 2005, sales of insurance products as measured by annualized premiums were $33 million. Total face amount of insurance in force increased during 2005 to $37 billion. The average number of policies sold per Consultant was 8.6 in 2005 compared with

8.2 in 2004. Distribution of insurance products is enhanced through 39 insurance specialists who assist Consultants with the selection of insurance solutions.

SECURITIES OPERATIONS

Investors Group Securities Inc. is an investment dealer registered in all provinces and territories providing securities services to clients seeking a broader product offering in combination with financial and investment planning. Investors Group Consultants can refer clients to one of the 25 securities specialists available through Investors Group Securities Inc.

During 2005, Investors Group Securities Inc. engaged MRS Securities Services Inc., a subsidiary of Mackenzie and a provider of intermediary services to a number of dealers across Canada, as its new carrying broker. This change is consistent with our strategy of capitalizing on economies of scale and using similar systems and processes where opportunities exist, while at the same time, preserving the integrity and privacy of each company's client base. Concurrent with this change, Les Services Investors Limitée (in Quebec) and Investors Group Financial Services Inc. (everywhere else in Canada) retained MRS Group's mutual fund dealers, M.R.S. Correspondent Corporation and M.R.S. Inc. respectively, as carrying dealers.

At December 31, 2005, assets under administration in Investors Group Securities Inc. were $1.4 billion, while assets under administration at IG-MRS were $3.5 billion. The assets gathered by Investors Group Securities Inc. during 2005 were $914 million, compared to $1.1 billion in 2004.

Management believes that securities and third-party mutual fund accommodation will continue to be important to assist Consultants to attract clients and maintain relationships with investors who wish to include individual securities and third-party funds as a part of their overall financial plan.

MORTGAGE OPERATIONS

Investors Group Consultants play an integral role in sourcing residential mortgages through client referrals to Investors Group mortgage planning specialists. At December 31, 2005, Investors Group employed 50 mortgage specialists who originate mortgages in key residential markets.

Mortgage originations increased 18.4% over the previous year to 9,259 mortgages. The dollar value of these mortgages increased by 28.4% to $958 million from $746 million in 2004. The proportion of residential mortgages sourced with the assistance of Consultants has increased to 91.5% in 2005, up from 89% in 2004. Through its mortgage banking operations, mortgages are sold to Investors Mortgage Fund, Investors Group's intermediary operations, as well as to third parties and to mortgage conduits. Investors Group is responsible for the ongoing servicing of these mortgages.

In 2005, Investors Group introduced several competitively priced, non-standard term mortgages throughout the year which were well received by Consultants and clients.

Investors Group mortgage operations also provide both origination and servicing to:

- Investors Mortgage Fund, which because of its size requires a steady stream of high-quality mortgages.
- Investors Group Trust Co. Ltd. and Investors Syndicate Limited, both subsidiaries of the Company.
- London Life Insurance Company (London Life), a subsidiary of GWL.

SOLUTIONS BANKING†

Investors Group's Solutions Banking† initiative continues to gain popularity with Consultants and clients. As at December 31, 2005, 90% of Investors Group Consultants have incorporated Solutions Banking† into their financial planning practices with one or more products sold compared to 75% in the previous year.

The offering consists of a wide range of products and services provided by National Bank of Canada under a long-term distribution agreement, and includes: investment loans, lines of credit, personal loans, creditor insurance, deposit accounts and credit cards. Clients have access to nearly 2,000 banking machines, as well as a private labeled client web site and private labeled client service centre.

The Solutions Banking† offering supports Investors Group's approach to delivering total financial solutions for our clients via a broad financial planning platform.

ADDITIONAL PRODUCTS AND SERVICES

Investors Group also provides its clients with guaranteed investment certificates offered by Investors Group Trust Co. Ltd., as well as a number of other financial institutions.

Investors Group's earnings from operations before interest and taxes for the year ended December 31, 2005 compared with 2004 are presented in Table 6.

TABLE 6: OPERATING RESULTS – INVESTORS GROUP

($ millions)	2005	2004	CHANGE
Fee and net investment income			
Management	**$ 921.0**	$ 830.3	10.9%
Administration	**166.7**	156.3	6.7
Distribution	**113.8**	94.2	20.8
Net investment income and other	**126.4**	123.3	2.5
	1,327.9	1,204.1	10.3
Operating expenses			
Commissions	**148.0**	108.8	36.0
Asset retention bonus and premium	**178.5**	155.2	15.0
Non-commission	**265.5**	273.8	(3.0)
	592.0	537.8	10.1
Earnings before interest and taxes	**$ 735.9**	$ 666.3	10.4%

FEE INCOME

Fee income is generated from the management, administration and distribution of 137 Investors Masterseries™, partner and managed asset investment funds. The distribution of insurance and banking products and the provision of securities services provide additional fee income.

Fee income represented 90.5% of gross revenue in 2005, compared with 89.8% in 2004. Total fee income increased by $120.7 million to $1.2 billion, an increase of 11.2% from 2004. Fee income is driven primarily by the level and composition of assets under management. Assets under management are influenced by three factors: sales, redemptions and investment returns. The changes in assets under management in 2005 compared with 2004 are reflected in Table 7.

For the year ended December 31, 2005, sales of Investors Group mutual funds through its Consultant network were $5.5 billion, an increase of 16.2% from 2004. Mutual fund redemptions totalled $4.7 billion for the same period, an increase of 4.6% from $4.5 billion in 2004. Investors Group's twelve month trailing redemption rate for long-term funds decreased to 8.7% at December 31, 2005 from 9.1% at December 31, 2004, and remains below the corresponding redemption rate of 16.4% for all other members of IFIC. Net sales of Investors Group mutual funds were $778 million in 2005 compared with net sales of $218 million in 2004.

Sales of long-term funds were $4.6 billion in 2005, compared with $3.7 billion in 2004, an increase of 22.9%. Net sales of long-term funds, as reported to IFIC, were $529 million compared to net redemptions of $81 million in 2004. Certain sales of long-term funds in the first quarter of 2004, sourced through Investors Group's Solutions Banking† loan programs, were deposited and held in Investors Canadian Money Market Fund on a one-day basis and then transferred into long-term mutual funds. Including these sales, the sales and net sales of long-term funds for the year ended December 31, 2004 would have been $3.8 billion and $52 million respectively.

Investors Group's mutual fund assets under management were $50.7 billion at December 31, 2005, an increase of $6.2 billion or 13.9% from December 31, 2004. The increase in assets from December 31, 2004 reflects net market appreciation of $5.4 billion and net sales of mutual funds totalling $778 million as discussed above. The increase in assets in the industry for the twelve months ended December 31, 2005 was 14.6%.

TABLE 7: CHANGE IN MUTUAL FUND ASSETS UNDER MANAGEMENT – INVESTORS GROUP

($ millions)	2005	2004	CHANGE
Sales	**$ 5,487.6**	$ 4,722.3	16.2%
Redemptions	**4,709.8**	4,504.4	4.6
Net sales	**777.8**	217.9	257.0
Market and income	**5,413.4**	3,387.7	59.8
Net change in assets	**6,191.2**	3,605.6	71.7
Beginning assets	**44,509.8**	40,904.2	8.8
Ending assets	**$ 50,701.0**	$ 44,509.8	13.9%
Consists of:			
Investors Masterseries funds	**$ 43,657.6**	$ 38,570.2	13.2%
IG Mackenzie partner funds	**2,144.2**	1,696.8	26.4
Partner funds	**4,385.1**	3,805.4	15.2
*i*Profile funds	**514.1**	437.4	17.5
	$ 50,701.0	$ 44,509.8	13.9%
Average daily assets	**$ 47,137.9**	$ 42,493.4	10.9%

Investors Group earns management fees for investment management services provided to its mutual funds. In 2005, management fee income increased by $90.7 million to $921.0 million reflecting the increase of 10.9% in average daily mutual fund assets in 2005 compared with 2004. Management fee income represents 195 basis points of average mutual funds assets in 2005, unchanged from 2004.

Investors Group earns administration fees for providing:

- Administrative services to its mutual funds through certain of its subsidiaries.
- Trusteeship services to its mutual funds through Investors Group Trust Co. Ltd.

Administration fees totalled $166.7 million in 2005, up 6.7% from $156.3 million in 2004. Increases in trustee fees and other service fees increased by $9.2 million in 2005 and resulted from growth in average mutual fund assets in 2005 compared to 2004. Fees charged to the mutual funds for administrative services increased $0.6 million due to increases in related non-commission expenses.

Distribution fees are earned from:

- Redemption fees on mutual funds sold with a back-end load feature. In 2003, Investors Group revised redemption fee rates on mutual funds sold subject to a deferred sales charge. Fees charged range from 5.5% in the first year reducing to nil after seven years. Previously, redemption fee rates ranged from 3.0% in the first year reducing to nil after six years.
- Distribution of insurance products through I.G. Insurance Services Inc.
- Securities services through Investors Group Securities Inc.
- Banking services through Solutions Banking†, an arrangement with the National Bank of Canada.

Distribution fee income of $113.8 million in 2005 increased by 20.8% from $94.2 million in 2004. Distribution fee revenue from securities, insurance and banking operations totalled $69.1 million, an increase of $15.5 million over 2004. The increase is due primarily to higher fee income related to insurance operations arising from both the increase in premium sales and the restructuring of the Company's distribution agreements. Redemption fee income of $31.3 million in 2005 increased by $2.2 million due to both higher redemptions subject to deferred sales charges in 2005 compared to 2004 and the impact of the industry standard deferred sales charge schedule which was introduced in 2003.

NET INVESTMENT INCOME AND OTHER

Net investment income and other includes interest and dividends earned on cash and cash equivalents, securities and mortgage loans. It also includes gains and losses on the sale of securities, Investors Group's share of earnings of Great-West Lifeco Inc. (GWL), as well as income related to mortgage banking activities. Investors Group measures net investment income as the difference between investment income and interest expense. Interest expense includes interest on deposit liabilities, certificates and debt incurred to finance its investment in GWL.

Net investment income and other totalled $126.4 million in 2005, an increase of $3.1 million or 2.5% from $123.3 million in 2004 due to increases in gains on the sale of securities and increases in Investors Group's share of GWL's earnings offset in part by a decrease in revenues related to mortgage banking activities. Increases in other income included the recovery of prior years' commodity taxes paid and a reduction in provisions established for the exit of certain activities.

OPERATING EXPENSES

Investors Group incurs commission expense in connection with the distribution of its financial services and products, particularly its mutual funds. Commissions are paid on the sale of these products and will fluctuate with the level of sales. Commission expense was $148.0 million in 2005, an increase of $39.2 million from $108.8 million in 2004. The increase in commission expense was due to:

- Increase in amortization of commissions totalling $25.1 million in 2005 related to prior year sales. This increase reflects the impact from the change in estimate, effective April 1, 2001, which increased the term of amortization on sales commissions to 72 months.
- Increase in amortization of commissions of $2.2 million related to higher commission payments in 2005 compared with 2004. The increase in commission payments results from higher mutual fund sales.
- Increases of $11.9 million in other compensation related to mutual fund operations, insurance, mortgage and banking products. Other compensation expense in 2004 included a reduction of $6.5 million due to a change in estimate related to mutual fund operations.

The asset retention bonus (ARB) and premium (ARP) expenses, which are based on the level of assets under management, are comprised of the following:

- ARB which is paid monthly and is based on the value of assets under management. ARB expense increased by $17.2 million in 2005 primarily as a result of the increase in assets under management.
- Asset retention premium (ARP) which is a deferred component of compensation designed to promote Consultant retention. The ARP, which is related to assets under management at each year-end, increased by $6.1 million to $22.4 million.

Non-commission expenses include: costs incurred by Investors Group in the support of its Consultant network; the administration, marketing and management of its mutual funds and other products; as well as all other expenses in the operation of its business.

Non-commission expense totalled $265.5 million in 2005 compared with $273.8 million in 2004, a decrease of $8.3 million or 3.0%. Decreases in expenses were primarily due to:

- Unitholder compensation of $28.8 million recorded in the fourth quarter of 2004 as discussed earlier.
- A reduction in expenses of $3.5 million arising from a change in estimate related to client claims settlements recorded in the fourth quarter of 2005.
- A reduction in expenses of $1.7 million arising from a change in estimate related to credit losses on Consultant financing programs recorded in the first quarter of 2005.

Decreases in expenses were offset by:

- Increases in Consultant Network support costs as a result of increased activity levels.
- Increases in expenses related to the administration of Investors Group's mutual funds.
- Increases in amortization of capital expenditures related to the single shareholder system. Investors Group and Mackenzie merged their shareholder systems in November 2003, while preserving the integrity and privacy of their respective client bases.

Non-commission expense of $273.8 million in 2004 also included a reduction of $3.7 million recorded in the third quarter of 2004 which represented a portion of the general allowance for credit losses. This reduction of a portion of the general allowance resulted from the periodic review of the credit quality of Investors Group's mortgage portfolio and the adequacy of the related general allowance.

Investors Group continues to benefit from the impact of synergies related to the transition work completed with Mackenzie. In addition, management continues to focus on both control of discretionary expenses and expense reductions beyond the opportunities created by the transition activities.

Founded in 1967, Mackenzie is recognized as one of Canada's premier investment managers. Mackenzie has established and continues to build strong relationships with independent financial advisors, providing a diversified distribution network for its services and products. Under the Mackenzie master brand, the company deploys a sub-branding strategy that includes: Cundill, Ivy, Maxxum, Sentinel*, Select Managers* and Universal. Mackenzie also provides asset allocation and managed product investment solutions through the Keystone and Symmetry sub-brands.

ASSET MANAGEMENT OPERATIONS

Mackenzie's mutual fund assets under management were $41.6 billion at December 31, 2005, an increase of $4.3 billion or 11.5% from $37.3 billion as at December 31, 2004. Mackenzie's total assets under management at December 31, 2005 were $49.9 billion, an increase of $7.6 billion or 17.7% from $42.3 billion at December 31, 2004. The changes in assets under management are summarized in Table 8.

In 2005, gross sales of Mackenzie's mutual funds were $8.1 billion, an increase of 19.0% from $6.8 billion in 2004. Redemptions of mutual funds in the current year were $6.9 billion as compared to redemptions of $6.0 billion in 2004. Net sales of mutual funds during 2005 were $1.17 billion, as compared to net sales of $795 million last year. Net sales of long-term funds were $1.03 billion in 2005, as compared to net sales of long-term funds of $819 million in 2004.

As at December 31, 2005, Mackenzie's twelve month trailing redemption rate for long-term funds was 14.8% as compared to 13.8% last year. One of the factors contributing to this is the increase in the proportion of Mackenzie's mutual fund units no longer subject to a redemption fee. The twelve month trailing redemption rate for long-term funds for all other members of IFIC increased to 15.7% at December 31, 2005 from 14.8% last year.

During 2005, investment returns generated for Mackenzie unitholders resulted in mutual fund assets increasing by $3.1 billion as compared to an increase of $2.7 billion in 2004.

Mackenzie also provides investment management services to institutional accounts. The assets in these accounts as at December 31, 2005 were $8.1 billion, a 64.1% increase from $4.9 billion last year. As well, Mackenzie's structured products totalled $203 million as at December 31, 2005, an increase of $74 million as compared to December 31, 2004.

TABLE 8: CHANGES IN ASSETS UNDER MANAGEMENT – MACKENZIE

($ millions)	2005	2004	CHANGE
Mutual Funds			
Sales	**$ 8,074.8**	$ 6,786.7	19.0%
Redemptions	**6,900.2**	5,991.4	15.2
Net sales	**1,174.6**	795.3	47.7
Market and income	**3,119.2**	2,733.0	14.1
Net change in assets	**4,293.8**	3,528.3	21.7
Beginning assets	**37,298.2**	33,769.9	10.4
Ending assets	**41,592.0**	37,298.2	11.5
Institutional Accounts			
Related parties and Investors Group	**4,066.9**	3,392.3	19.9
Other	**3,991.5**	1,518.5	162.9
	8,058.4	4,910.8	64.1
Structured Products	**202.5**	129.0	57.0
Total	**$ 49,852.9**	$ 42,338.0	17.7%
Average daily mutual fund assets	**$ 38,940.6**	$ 35,427.8	9.9%

Mutual Funds

At December 31, 2005, 55.2% of Mackenzie's mutual fund assets measured by Morningstar† fund ranking service had four or five star ratings and 90.7% had a rating of three stars or better. This compares to 69% and 87% respectively at December 31, 2004, and to the Morningstar† universe of 45.6% for four and five star and 86.6% for three stars or better as at December 31, 2005.

Mackenzie's Cundill Funds continued their strong performance in 2005. Three of Cundill's five rated funds earned the five-star rating offered by Morningstar†. Mackenzie Cundill Value Fund was among the top performing global equity mutual funds available to Canadian investors and was the top selling global equity fund in Canada during 2005. This fund ended the year with $4.3 billion in assets. Mackenzie Cundill Recovery Fund received recognition as best Global Equity Fund at the 2005 Canadian Investment Awards, one of two specialty awards garnered by Mackenzie.

Mackenzie Universal Canadian Resource Fund also received an award at the Canadian Investment Awards, as best Natural Resources Equity Fund. Through a sub-advisory relationship, U.S. retail investors are drawing upon Mackenzie's knowledge of global natural resources investing via U.S. based Waddell & Reed's Ivy Global Natural Resources Fund. The fund experienced strong sales with assets growing to $2.9 billion in 2005 from $1.1 billion last year.

While the Ivy funds experienced net redemptions in 2005 they attracted more than $1.0 billion in new sales. The Ivy team builds diversified portfolios of businesses that exhibit the characteristics of conservative growth purchased at reasonable prices. Currency is not hedged, so that the Ivy funds offer Canadian investors diversification not only in terms of foreign businesses, but also in terms of foreign currencies. Canadian equity market advances during 2005 were largely influenced by increases in the energy and natural resource sectors, sectors in which the Ivy funds did not have significant holdings.

Morningstar† Ratings – Mackenzie
As at December 31, 2005
(% of assets)


9
13
36
41
55
46
1–2 Star
3 Star
4–5 Star
Mackenzie Rated Funds
All Morningstar†-Rated Funds

(Source: Morningstar†)

In addition to funds in the Cundill fund family, a broad cross section of funds from Mackenzie's other fund families, including Mackenzie Select Managers Japan Capital Class, Mackenzie Sentinel Corporate Bond Fund, Mackenzie Universal U.S. Growth Leaders Fund and Mackenzie Maxxum Canadian Equity Growth Fund, were among the performance leaders in their respective categories.

PRODUCT DEVELOPMENT, SERVICE AND POSITIONING

Investor demand for income was strong during 2005. With interest rates remaining low, many investors looked to mutual funds and other investment products to enhance income yields. In addition to the existing suite of income-producing investments, two new products specifically designed to provide steady cash flow and address the retirement needs of an aging population were introduced in 2005. In July, the Mackenzie Maxxum Pension Fund was renamed Mackenzie Maxxum Monthly Income Fund and its mandate broadened to include higher yielding investments such as corporate bonds and income trusts in addition to equities and government bonds. Mackenzie Maxxum Monthly Income Fund offers capital appreciation potential while paying monthly distributions of approximately 5% a year.

Income trusts, with their ability to pay distributions often with yields higher than government bonds or common and preferred share dividends, continued to attract the attention of investors. To combine the higher income generating characteristics of income trusts with the benefits of professional active management, Mackenzie Sentinel Income Trust Fund was launched in December 2005. The fund invests in income trusts and pays variable monthly distributions.

Although Canadian investors as a group favoured Canadian equity funds over foreign equity funds during 2005, Mackenzie had strong asset growth in the foreign category. The Mackenzie Cundill Value Fund, a foreign equity fund, recorded $2.2 billion in asset growth during the year. Mackenzie increased its choice in the global equity category in October by broadening the mandate of an existing fund, Mackenzie Universal Financial Services Capital Class, and renaming it Mackenzie Maxxum Global Explorer Capital Class. With the addition of this fund to the Maxxum line-up, each Mackenzie fund family now offers investors and advisors a global choice.

Symmetry, Mackenzie's multi-manager pooled wrap program, had strong growth during the year, with assets increasing 72% to total $498 million as of December 31, 2005. Symmetry combines strategic asset allocation with input from a client's financial advisor to provide a level of customization not available with most competitive asset allocation programs.

The Mackenzie Structured Products Group (MSP) continues to create innovative, tax efficient products such as MSP* ArMADA Protected Deposit Notes†. Issued in November, in partnership with Bank of Montreal, these Notes provide principal protection at maturity as well as income and growth potential through exposure to Mackenzie Maxxum Dividend Fund. Two versions were offered to provide investors with unique tax planning opportunities: MSP* ArMADA Protected Deposit Notes†, Maxxum* Yield Class†, Series 1 (Regular Notes) and MSP* ArMADA Protected Deposit Notes†, Maxxum* Yield R.O.C. Class†, Series 1 (ROC Notes). Any semi-annual distributions on the Regular Notes will be treated as interest income, while distributions on the ROC Notes should be characterized as return of capital. Total sales of the two Deposit Notes exceeded $30 million.

TABLE 9: MUTUAL FUND ASSETS UNDER MANAGEMENT BY INVESTMENT OBJECTIVE – MACKENZIE

($ millions)	2005	2004	CHANGE
Equity			
Domestic	**$ 16,463.7**	$ 14,876.5	10.7%
Foreign	**11,779.8**	10,539.8	11.8
	28,243.5	25,416.3	11.1
Balanced			
Domestic	**8,847.0**	7,796.1	13.5
Foreign	**731.7**	533.1	37.3
	9,578.7	8,329.2	15.0
Fixed Income			
Domestic	**2,193.2**	1,883.3	16.5
Foreign	**112.3**	164.8	(31.9)
	2,305.5	2,048.1	12.6
Money Market			
Domestic	**1,408.2**	1,453.2	(3.1)
Foreign	**56.1**	51.4	9.1
	1,464.3	1,504.6	(2.7)
Total	**$ 41,592.0**	$ 37,298.2	11.5%

Mackenzie continues to streamline its product line to provide focused investment mandates, avoid duplication, create efficiencies, and enhance the value provided to investors. During 2005, six funds, inclusive of clone funds, were merged into other funds with similar mandates to create better economies of scale for Mackenzie investors. The clone funds, which were foreign funds that were 100% eligible for registered plans, were no longer necessary upon the removal of federal foreign content restrictions.

During the year, Mackenzie also expanded its institutional and partner relationships. By adding three Mackenzie mandates to one firm's segregated fund program, this resulted in an initial one-time flow of $500 million and also in additional net sales of over $60 million during the year. Mackenzie now plays a growing investment role in many fund-of-fund programs throughout its distribution channels. Today the Mackenzie name is prominent as part of the offering at major chartered banks, non-related insurance companies and in the offerings of Investors Group, Investment Planning Counsel and other members of the Power Financial Group of Companies.

In March 2005, Mackenzie introduced a low load deferred sales charge purchase option on all its fund offerings. Mackenzie's low load option, which has a three year redemption schedule, provides advisors and investors greater flexibility in their financial planning. Gross sales of funds under this purchase option were $270 million in 2005.

MRS Group Investor Accounts Under Administration
As at December 31 *(thousands)*



814
891
905
922
956
01
02
03
04
05

DEALER, TRUST AND ADMINISTRATION SERVICES

Mackenzie continues to provide products and services to dealers, financial advisors and their respective clients through its subsidiaries. M.R.S. Trust Company, a federally regulated trust company, provides loan and deposit products to financial advisors for their clients. M.R.S. Inc. is the largest mutual fund carrying dealer in Canada and is a member of the Mutual Fund Dealers Association (MFDA) of Canada. M.R.S. Securities Services Inc. is a carrier for investment dealers and a discount broker for referred investors and an Investment Dealers Association member firm. M.R.S. Correspondent Corporation is an Autorité des marchés financiers regulated dealer operating in Quebec. Winfund Software Corp. is one of the largest providers of dealer and advisor software for distributors of mutual funds in Canada.

Mackenzie's earnings from operations before interest and taxes for the year ended December 31, 2005 compared with 2004 are presented in Table 10.

TABLE 10: OPERATING RESULTS – MACKENZIE

($ millions)	2005	2004	CHANGE
Fee and net investment income			
Management	**$ 691.3**	$ 645.5	7.1%
Administration	**138.0**	140.5	(1.8)
Distribution	**34.0**	35.6	(4.5)
Net investment income and other	**19.0**	15.8	20.3
	882.3	837.4	5.4
Operating expenses			
Commissions	**154.3**	150.3	2.7
Trailer fees	**185.6**	169.9	9.2
Non-commission	**258.9**	255.6	1.3
	598.8	575.8	4.0
Earnings before interest and taxes	**$ 283.5**	$ 261.6	8.4%

FEE AND NET INVESTMENT INCOME

The majority of Mackenzie's revenues are earned from the management services it provides as fund manager to the Mackenzie mutual funds. In addition to Mackenzie's retail priced mutual funds, it also offers various series of these funds with lower management fees that are designed for fee-based programs, large accounts and third party investment programs offered by banks, insurance companies and other investment dealers. In return for lower management fees, depending on the specific series of the mutual fund, Mackenzie is not required to pay trailer fees or selling commissions on these funds.

Management fees were $691.3 million for the year ended December 31, 2005, an increase of $45.8 million or 7.1% from $645.5 million in 2004. The increase in management fees was attributed to a 9.9% increase in Mackenzie's average mutual fund assets under management from $35.4 billion in 2004 to $38.9 billion in the current year and the growth in its institutional accounts. The overall increase in management fees was less than the growth in assets under management because of the shift in asset mix from retail priced funds to non-retail priced funds, which results in a lower effective management fee rate.

Administration fees were $138.0 million for the year ended December 31, 2005, a decrease of $2.5 million from $140.5 million in 2004. Administration fees include the following main components:

- Operating expenses recovered from Mackenzie mutual funds and structured products.
- Fees earned from administering labour sponsored funds.
- Asset allocation fees.
- RSP clone fund counterparty revenue.
- Trustee and other administration fees generated from the MRS Group account administration business.

On June 29, 2005, tax legislation was enacted which eliminated the foreign property rule applicable to registered plans. As a result of this change in tax legislation, RSP clone funds were no longer necessary to achieve an appropriate level of foreign content in registered plans. Accordingly, Mackenzie's and Investor Group's RSP clone funds were terminated on July 8, 2005 and September 23, 2005 respectively and investors in these funds received the equivalent value of their investments in the corresponding underlying mutual funds. Prior to this change in tax legislation being enacted, M.R.S. Trust Company earned a fee for acting as the counterparty to the forward contracts that certain Mackenzie and Investors Group RSP clone funds purchased in order to create their registered plan eligibility. Accordingly, M.R.S. Trust will no longer have clone fund counterparty revenue as a source of administration fees.

During the second quarter, the VenGrowth labour sponsored funds terminated their administration agreements with Mackenzie. Mackenzie administered the VenGrowth Funds until November 18, 2005, at which time the completion of the transition to the successor administrator was complete.

Mackenzie earns distribution fee income upon redemption of mutual fund units sold on a deferred sales charge basis. Fees charged range from 5.5% in the first year and decrease to zero after seven years. Distribution fee income in the year ended December 31, 2005 was $34.0 million, a decrease of $1.6 million from $35.6 million last year. This decrease was due to a period over period decline in the absolute level of redemptions of units that are subject to a redemption fee.

The most significant component of net investment income and other is the net interest margin from M.R.S. Trust Company's lending and deposit operations. Net investment income in 2005 was $19.0 million, an increase of $3.2 million as compared to $15.8 million in 2004. This increase is due to changes in the composition of M.R.S. Trust's lending and deposit portfolios and the widening of the net interest margin.

OPERATING EXPENSES

Mackenzie's operating expenses were $598.8 million for the year ended December 31, 2005, an increase of $23.0 million or 4.0% from $575.8 million last year.

Mackenzie pays selling commissions to the dealers that sell its mutual funds on a deferred sales charge basis. Commission expense, which represents the amortization of deferred selling commissions, was $154.3 million in 2005 as compared to $150.3 million in the previous year. Mackenzie amortizes deferred selling commissions over a maximum period of seven years from the date of original purchase of the applicable units.

Trailer fees are paid to dealers to compensate them for providing ongoing support to investors in Mackenzie's mutual funds. Trailer fees are calculated as a percentage of assets under management and vary depending on the fund type and whether the fund was purchased on a front-end basis or on a deferred sales charge basis. In addition, trailer fees are not paid on certain non-retail series of mutual funds and institutional assets.

Trailer fees paid to dealers were $185.6 million in the current year, an increase of $15.7 million or 9.2% from $169.9 million in the previous year. The increase in trailer fees is due to the year over year growth in average mutual fund assets under management, offset partially by the decrease in the average trailer fee rate. Trailer fees as a percentage of average mutual fund assets under management decreased to 0.476% in the current year as compared to 0.479% last year. The decline in the average trailer fee rate is attributed to an increase in the proportion of Mackenzie's mutual fund assets that are in non-retail series of Mackenzie mutual funds, for which Mackenzie does not pay trailer fees thereon.

Non-commission expenses increased $3.3 million or 1.3% to $258.9 million in the current year from $255.6 million last year. A component of the non-commission expenses incurred by Mackenzie is related to the administration of its mutual funds. These expenses, which are recovered from Mackenzie's mutual funds, were relatively unchanged on a year-over-year basis. The remaining variance in non-commission expenses relates to costs incurred by Mackenzie in the marketing and management of its mutual funds and in the MRS Group's account administration and trust company businesses. Mackenzie's overall cost structure continued to benefit from synergies and efficiencies realized from the transition work with Investors Group, which allowed it to maintain its non-commission expenses at a level that is relatively consistent with 2004 despite a significant increase in assets under management.

IGM Financial Inc.
Consolidated Financial Position

IGM Financial's on-balance sheet assets totalled $6.81 billion at December 31, 2005, compared to $6.47 billion at December 31, 2004.

SECURITIES

The Company's holdings of securities were $178.0 million at December 31, 2005, an increase of $51.7 million or 40.9% from 2004. The fair value of the Company's portfolio at December 31, 2005 exceeded cost by $123.7 million compared with $127.8 million at December 31, 2004.

Market Risk Management

IGM Financial continually strives to ensure that its portfolio holdings are of the highest quality. To manage the market risk associated with the securities portfolio, a Senior Management Investment Committee monitors the Company's portfolio and ensures that all securities activities are in adherence to the Company's Investment Policy. This Committee regularly reviews the portfolio to identify holdings where there has been an other than temporary decline in value. In these circumstances, the carrying amount of the security is written down to recognize the loss.

LOANS

Loans, including mortgages and personal loans, increased by $16.3 million to $513.0 million at December 31, 2005 and represent 7.5% of total assets compared to 7.7% in 2004. Mortgages and personal loans related to the Company's intermediary activities increased by $24.4 million, offset by a decrease of $18.1 million in residential loans related to the Company's mortgage banking operations. In addition, the general allowance for credit losses decreased by $10.0 million during 2005 as discussed in the Credit Risk Management section below.

Residential mortgage loans, originated by Investors Group, are funded primarily by the Investors Mortgage Fund and sales to third parties on a fully serviced basis. Mortgage loans sourced through mortgage brokers and personal loans sourced through independent financial advisors relate to M.R.S. Trust's intermediary activities. M.R.S. Trust also sells mortgages and personal loans to third parties on a fully serviced basis through its securitization activities.

Credit Risk Management

At December 31, 2005, impaired loans totalled $1.0 million compared to $0.4 million at December 31, 2004, and represented 0.19% of the total loan portfolio, compared with 0.07% at December 31, 2004. The general allowance for credit losses was $8.2 million at December 31, 2005 compared to $17.8 million in 2004. The Company monitors its credit risk management policies continuously to evaluate their effectiveness. The Company also periodically reviews the credit quality of the loan portfolios and the adequacy of the related general allowance. The Company reduced its general allowance by $10.0 million in 2005 due to the elimination of a provision established as a result of a previous acquisition. The reversal was reported in Net Investment Income and Other in the Corporate and Other segment. The Company also reduced the general allowance by $3.7 million in 2004, which was reflected as a reduction of non-commission expenses in the Investors Group segment. These reductions reflect changes in the size and composition of the portfolios, improving default trends, and continued improvement in underwriting and default management policies and procedures. These policies and practices have resulted in the effective risk management of impaired loans.

During 2005, management continued its policy of maintaining adequate allowances to absorb all known and foreseeable credit-related losses in the mortgage, loan, and real estate portfolios. The allowance for credit losses of $8.2 million at December 31, 2005 exceeded impaired mortgages and loans by $7.2 million.

As at December 31, 2005:

- The mortgage portfolios were 97% residential and 68% insured.
- The mortgage portfolios were in excess of 80% owner occupied.
- Mortgages in the portfolios were geographically diverse.
- Strict credit risk management policies continue to be applied.

The characteristics of the mortgage portfolios at December 31, 2005 described above are consistent with prior years.

LIQUIDITY

IGM Financial's operating liquidity is required for:

- Financing ongoing operations, including the funding of selling commissions.
- Temporarily financing mortgages in its mortgage banking facility.
- Meeting regular interest and dividend obligations related to long-term debt and preferred shares.
- Payment of quarterly dividends on its outstanding common shares.
- Maintaining liquidity requirements for regulated entities.
- Financing common share repurchases related to the Company's normal course issuer bid.

A key liquidity requirement for the Company is the funding of commissions paid on the sale of mutual funds. Commissions paid continue to be fully funded through management fee revenue earned on mutual fund assets under management and through additional sales charges levied in connection with the early redemption of mutual funds.

The Company also maintains sufficient liquidity to fund and temporarily hold mortgages. Through its mortgage banking operations, most of the mortgages are sold to Investors Mortgage Fund or third parties on a fully serviced basis. In order to effectively manage its overall liquidity, the Company is active in both the whole loan sale and securitization markets. During 2005, whole loan sales to third parties totalled $372.4 million and proceeds from securitizations were $251.0 million, compared with $712.1 million and $207.1 million respectively in 2004.

Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA)
For the financial year *($ millions)*


1,043
503
1,149
536
1,139
579
1,253
689
1,366
848
01
02
03
04
05
EBITDA – 2001 excludes Mackenzie restructuring costs. 2003 excludes dilution gain and restructuring reversal related to Mackenzie. 2004 excludes unitholder compensation costs.
Cash flow available from operations before payment of commissions.

IGM Financial continues to generate significant cash flows from its operations. Earnings before interest, taxes, depreciation and amortization (EBITDA) totalled $1,365.5 million for 2005 compared to $1,253.1 million in 2004, and represents an increase of 9.0%.

In addition to IGM Financial's current balance of cash and cash equivalents in excess of the operating liquidity requirements described above, other potential sources of liquidity include the Company's portfolio of securities and lines of credit. The Company maintains operating lines of credit totalling $210 million with various Schedule A Canadian chartered banks, of which $50 million represented committed lines of credit.

IGM Financial's demonstrated ability to raise funds in domestic debt and equity markets is also a source of liquidity.

Cash Flows

Table 11 – Cash Flows is a summary of the Consolidated Statements of Cash Flows which form part of the Consolidated Financial Statements for the year ended December 31, 2005.

Operating activities, before payment of commissions, generated $941.5 million during the year ended December 31, 2005, as compared to $769.7 million in 2004. Cash commissions paid were $337.4 million in 2005 compared with $305.8 million in 2004 and reflect the increase in mutual fund sales over 2004 levels.

Financing activities during the year ended December 31, 2005 compared to the same period in 2004 related primarily to:

- A net decrease of $18.2 million in deposits and certificates in 2005 compared to $39.1 million in 2004 related to decreases in the term deposit levels offset by an increase in demand deposits.
- The payment of regular common share dividends which increased to $341.3 million in 2005 from $292.1 million in 2004 as a result of increases in the Company's common share dividends.
- The purchase of 584,700 common shares in 2005 under IGM Financial's normal course issuer bid at a cost of $23.3 million. In 2004, 756,100 shares were purchased at a cost of $26.9 million.

Other activity in 2004 related to the repayment of the remaining $175 million of Floating Bankers' Acceptance in the fourth quarter of 2004 as well as the repayment of long-term debt assumed on the acquisition of Investment Planning Counsel in May 2004.

TABLE 11: CASH FLOWS

($ millions)	2005	2004	CHANGE
Operating activities			
Before payment of commissions	$ 941.5	$ 769.7	22.3%
Commissions paid	(337.4)	(305.8)	(10.3)
Net of commissions paid	604.1	463.9	30.2
Financing activities	(375.4)	(548.8)	31.6
Investing activities	(25.6)	(19.4)	(32.0)
Increase (decrease) in cash and cash equivalents	203.1	(104.3)	N/M
Cash and cash equivalents, beginning of year	865.0	969.3	(10.8)
Cash and cash equivalents, end of year	$ 1,068.1	$ 865.0	23.5%

Investing activities during the year ended December 31, 2005 compared to the same period in 2004 related primarily to:

- Securities purchases of $102.2 million and securities sales with proceeds of $95.9 million in 2005 compared with $61.7 million and $78.5 million respectively in 2004.
- Increases in residential mortgages related to the Company's mortgage banking operations and personal loans related to the Company's intermediary operations of $258.0 million compared to an increase of $167.0 million in 2004 offset by securitizations of $251.0 million in 2005 and $207.1 million in 2004.

Other activity in 2004 related to the acquisition in May 2004 of Investment Planning Counsel, net of cash and cash equivalents assumed, which totalled $62.6 million.

INTEREST RATE RISK

The objective of the Company's asset liability management is to control interest rate risk by actively managing its interest rate exposure within limits established by the Investment Committee of the Board of Directors.

The Company manages the re-pricing characteristics of its consolidated assets and liabilities, and as required by regulation, manages interest rate risk on the assets and liabilities of the deposit operations of M.R.S. Trust and Investors Group Trust Co. Ltd. As at December 31, 2005, the total gap between one-year deposit assets and liabilities was well within the Company's stated guidelines.

Contractual Obligations

TABLE 12: CONTRACTUAL OBLIGATIONS

	PAYMENTS DUE BY PERIOD				
As at December 31, 2005 ($ millions)	TOTAL	LESS THAN 1 YEAR	1–3 YEARS	4–5 YEARS	AFTER 5 YEARS
Long-term debt[1]	$ 1,225.0	$ 25.0	$ –	$ –	$ 1,200.0
Operating leases[2]	150.9	36.6	58.6	34.3	21.4
Total contractual obligations	$ 1,375.9	$ 61.6	$ 58.6	$ 34.3	$ 1,221.4

(1) Refer to Note 12 of the Consolidated Financial Statements.

(2) Includes office space and equipment used in the normal course of business. Lease payments are charged to earnings in the period of use.

LIQUIDITY REQUIREMENTS

Liquidity requirements for M.R.S. Trust and Investors Group Trust Co. Ltd., which engage in financial intermediary activities, are based on investment policies approved by the investment committees of their respective Boards of Directors. As at December 31, 2005, liquidity for both companies was in compliance with these policies.

CAPITAL RESOURCES

Shareholders' equity increased to $3.45 billion as at December 31, 2005 from $3.15 billion at December 31, 2004. Long-term debt was $1.23 billion at December 31, 2005, unchanged from 2004 levels and is detailed in Note 12 to the Consolidated Financial Statements.

To achieve its strategic objectives, the Company requires a strong capital base. The Company's capital management objective is to preserve the quality of its financial position by establishing and maintaining a solid capital base and a strong balance sheet.

Independent reviews confirm the continuing quality of IGM Financial's balance sheet and the strength of its operations. During 2005, both Standard & Poors (S&P) and the Dominion Bond Rating Service (DBRS) reviewed their ratings of the Company's senior debt and liabilities. The senior debt and liabilities were rated "A" with a stable outlook by both S&P and DBRS.

Management is confident that the Company's current capital resources are adequate and can support its activities during 2006.

Shareholders' Equity
As at December 31 *($ millions)*


2,318
2,590
2,861
3,148
3,445
01
02
03
04
05

OFF-BALANCE SHEET ARRANGEMENTS

- *Securitizations* – The Company's liquidity management practices include the periodic transfers of mortgages and personal loans to commercial paper conduits that in turn issue securities to investors. The Company retains servicing responsibilities and certain elements of recourse with respect to credit losses on transferred loans. The Company also transfers NHA-insured loans through the issuance of mortgage-backed securities. During 2005, the Company entered into securitization transactions through its mortgage banking operation with proceeds of $251.0 million compared with $207.1 million in 2004. Securitized loans serviced at December 31, 2005 totalled $558.8 million compared with $593.2 million in 2004. The fair-value of the Company's retained interest was $15.5 million at December 31, 2005 and $19.7 million in 2004. Additional information related to the Company's securitization activities can be found in Notes 1 and 4 of the Consolidated Financial Statements.
- *Derivative Contracts* – The Company utilizes derivative financial instruments in the management of interest rate and equity market exposures. The Company does not utilize derivative instruments for speculative purposes. The Company enters into interest rate swap arrangements in order to reduce the impact of fluctuating interest rates on its mortgage banking activities and asset liability management. The Company also manages its exposure to market risk on its corporate securities portfolio by using a variety of derivative instruments including options and forward contracts. All derivative contracts are negotiated in the over-the-counter market with Schedule I and Schedule II bank counterparties on a diversified basis. Additional information related to the Company's utilization of derivative contracts can be found in Notes 1 and 15 of the Consolidated Financial Statements.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

Table 13 presents the carrying value and the fair value of on and off-balance sheet financial instruments.

Fair value is determined using the following methods and assumptions:

- The fair value of short-term financial instruments approximate carrying value. These include cash and cash equivalents, accounts and other receivables, and other financial liabilities.
- Securities are valued at quoted market prices, when available. When a quoted market price is not readily available, alternative valuation methods may be used.
- Loans are valued by discounting the expected future cash flows at market interest rates for loans with similar credit risk.
- Deposits and certificates are determined by discounting the contractual cash flows using market interest rates currently offered for deposits with similar terms and credit risks.
- Long-term debt is determined by reference to current market prices for debentures and notes payable with similar terms and risks.
- Derivative financial instruments' fair values are based on quoted market prices, where available, prevailing market rates for instruments with similar characteristics and maturities, or net present value analysis.

Details of each component of the financial instruments are contained in the various related notes to the Consolidated Financial Statements.

A description of the material risks and management of the risks associated with the various financial instruments are contained in the Consolidated Financial Position, Consolidated Liquidity and Capital Resources, and Off-balance Sheet Arrangements sections in the MD&A.

TABLE 13: FINANCIAL INSTRUMENTS

	2005		2004	
As at December 31 *($ millions)*	CARRYING VALUE	FAIR VALUE	CARRYING VALUE	FAIR VALUE
Assets				
Cash and cash equivalents	**$ 1,068.1**	**$ 1,068.1**	$ 865.0	$ 865.0
Securities	**178.0**	**301.7**	126.3	254.1
Loans	**513.0**	**512.6**	496.7	499.5
Account and other receivables	**161.2**	**161.2**	172.6	172.6
	$ 1,920.3	**$ 2,043.6**	$ 1,660.6	$ 1,791.2
Liabilities				
Deposits and certificates	**$ 692.8**	**$ 694.3**	$ 711.0	$ 717.2
Other financial liabilities	**480.9**	**480.9**	494.6	494.6
Long-term debt	**1,225.0**	**1,450.0**	1,226.8	1,377.5
	$ 2,398.7	**$ 2,625.2**	$ 2,432.4	$ 2,589.3
Off-balance sheet derivatives	**$ –**	**$ (28.2)**	$ –	$ (17.7)

THE FINANCIAL SERVICES ENVIRONMENT

The financial services industry continues to experience growth and change influenced by:

- Continuing growth of the Canadian economy.
- Shifting demographics as the number of Canadians in their prime savings years continue to increase.
- Regulatory environment changes.
- An evolving competitive landscape.
- Changes in investor attitudes and preferences.

Deregulation, competition and technology have fostered a trend towards financial service providers offering a comprehensive range of products and services in-house. Traditional distinctions between bank branches, full service brokerages, financial planning firms and insurance agent forces are obscured as all of these financial service providers strive to offer comprehensive financial advice implemented through access to a broad product shelf.

The preferred method of retirement planning by Canadians continues to be in the context of a relationship with a financial advisor. Increased investor awareness and sophistication, driven by these advisory relationships, continues to drive a reconfiguration of household balance sheets from short-term financial assets towards longer term financial assets.

Investment funds, which include mutual funds, remain the most popular financial asset class relied upon by Canadians for their retirement savings, and they represent over one-third of Canadian long-term discretionary financial assets. Management believes that investment funds are likely to remain the preferred savings vehicle of Canadians. Investment funds provide investors with the benefits of diversification, professional management, flexibility and convenience, and are available in a broad range of mandates and structures to meet most investor requirements and preferences.

At December 31, 2005, mutual fund industry assets in Canada were $570.0 billion, an increase of 14.6% relative to December 31, 2004. This $72.7 billion increase in industry assets from December 31, 2004 reflected net sales of $23.4 billion, with the remaining $49.3 billion primarily reflecting investment returns generated during the year.

THE COMPETITIVE LANDSCAPE

IGM Financial and its subsidiaries operate in a highly competitive environment. Investors Group and Investment Planning Counsel compete directly with other retail financial service providers, including other financial planning firms, as well as full service brokerages, banks and insurance companies. Investors Group, Mackenzie and Investment Planning Counsel compete directly with other investment managers for assets under management, and also compete with other asset classes, including stocks, bonds and other passive investment vehicles, for share of the investment assets of Canadians.

Canadian banks remain a dominant force in Canadian retail financial services. The banks distribute financial products and services through their traditional bank branches, as well as through their full service and discount brokerage subsidiaries. Recently, bank branches have increased their emphasis on both financial planning and mutual funds. In addition, each of the big six banks has a mutual fund management subsidiary. Collectively, mutual fund assets of the big six bank-owned mutual fund managers represented 31% of total industry mutual fund assets at December 31, 2005 and accounted for approximately 46% of the industry's long-term mutual fund net sales during 2005.

Mutual fund dealers and other financial planning firms represent a significant distribution channel for mutual funds in Canada. The last five years have been characterized by significant consolidation in this sector of the industry, with many of the larger firms being purchased by mutual fund managers and insurers. Despite this level of consolidation activity, the sector remains fragmented. Management anticipates continuing consolidation in this segment of the industry as smaller participants are acquired by larger organizations.

As a result of this consolidation activity, the Canadian mutual fund management industry is characterized by large, often vertically-integrated, firms. The industry is very concentrated, with the ten largest firms and their subsidiaries representing 78.6% of industry assets at December 31, 2005. Smaller firms primarily represent niche players.

Management believes scale, access to distribution, and a broad product shelf are key competitive success factors in the financial services industry.

MEETING COMPETITIVE CHALLENGES

Management feels that IGM Financial is well-positioned to meet competitive challenges and capitalize on future opportunities. The Company enjoys several competitive strengths, including:

- Significant economies of scale.
- Significant and diversified distribution with an emphasis on financial advisors.
- Broad product capabilities, leading brands and quality sub-advisory relationships.
- Part of the Power Financial group of companies, which includes Great-West Life, London Life and Canada Life.
- Enduring client relationships and the long-standing heritages and cultures of its subsidiaries.

Significant Economies of Scale

IGM Financial enjoys a 16.4% share of industry mutual fund assets under management and has nearly double the long-term mutual fund assets of its nearest competitor. This scale provides the Company and its subsidiaries with numerous benefits, including lower unit costs and greater access to capital.

Broad and Diversified Distribution

In addition to owning two of Canada's largest financial planning organizations, Investors Group and Investment Planning Counsel, IGM Financial has, through Mackenzie, access to distribution through over 30,000 third party advisors. IGM Financial's businesses are all focused on supporting the enduring relationships developed between a client and a financial advisor.

Broad Product Capabilities

During 2005, as discussed earlier within the segmented results, IGM Financial's subsidiaries continued to develop and launch innovative products and strategic investment planning tools to assist advisors in building optimized portfolios for clients.

Part of Power Financial Group of Companies

As part of the Power Financial group of companies, IGM Financial benefits through cost savings from shared service arrangements, as well as through increased access to distribution, products and capital.

Enduring Relationships

IGM Financial enjoys significant advantages as a result of the enduring relationships its advisors enjoy with clients. In addition, the Company's subsidiaries have strong heritages and cultures which are challenging for competitors to replicate.

THE REGULATORY ENVIRONMENT

IGM Financial is subject to complex and changing legal, taxation and regulatory requirements from the Company's principal regulators including agencies of the federal, provincial and territorial governments in Canada. The members of the Canadian Securities Administrators (CSA) regulate the offering of securities in the provinces and territories. The Company's activities are also regulated by various self-regulatory organizations. Changes in the regulatory framework or failure to comply with any of these laws, rules and regulations could have an adverse financial or reputational effect on the Company.

IGM Financial's core distribution business is regulated by the Mutual Fund Dealers Association (MFDA) of Canada in which the Company's mutual fund dealer subsidiaries are members.

The Company supports regulatory efforts that will protect the interests of clients and preserve the integrity and reputation of the industry and its members.

Mutual Fund Dealers Association of Canada

Investors Group Financial Services Inc., M.R.S. Inc. and IPC Investment Corporation, the Company's mutual fund dealer subsidiaries, are members of the MFDA. This is the self-regulatory organization for the mutual fund dealer industry in every jurisdiction in Canada except Quebec. On July 1, 2005 the MFDA Investor Protection Corporation began providing coverage to protect eligible customers of MFDA Members on a discretionary basis to prescribed limits if securities, cash and other property held by any such Member are unavailable as a result of the Member's insolvency.

Harmonization of Securities Rules

The CSA continues to work towards enhancing public confidence in capital markets and streamlining the securities regulatory process. In 2005 the CSA, or certain of its members, enacted new or amended rules relating to audit committees, corporate governance disclosure, and continuous disclosure for mutual funds. New initiatives regarding independent review committees for investment funds and reporting on internal controls over financial reporting are expected during 2006. Continued harmonization efforts have been centred around efforts of the members of the CSA with respect to projects such as the mutual reliance system, uniform securities legislation and national registration requirements. There have been continuing efforts to improve the national electronic information systems such as SEDI, SEDAR and NRD.

Elimination of Foreign Content Restrictions

Tax legislation which eliminated the foreign content restrictions applicable to investments by registered plans in foreign property was enacted into law on June 29, 2005. As a result of this change in tax legislation, the continued existence of RSP clone funds is no longer necessary.

These RSP clone funds were originally created to provide clients having investments made through tax-deferred retirement plans, such as RRSPs and RRIFs, with a means to increase their exposure to foreign markets without exceeding the foreign content limit which existed prior to June 29, 2005. This was achieved because the performance of the RSP clone funds tracked the performance of other foreign equity mutual funds (underlying mutual funds) primarily through the use of forward contracts having returns based upon the performance of the underlying mutual funds, while most of the assets of the RSP clone funds were invested in Canadian short-term deposits.

In early July 2005, Mackenzie's RSP clone funds were terminated and investors in these funds received the equivalent value of their investments in the corresponding underlying mutual funds. During the third quarter, Investors Group and Investment Planning Counsel also terminated their RSP clone funds and investors in these funds received the equivalent value of their investments in the corresponding underlying mutual funds.

Investors in the Mackenzie, Investors Group and Investment Planning Counsel RSP clone funds will benefit from the wind-up of the funds through more efficient administration and a corresponding reduction, and in some cases the elimination, of certain costs and expenses.

OTHER RISK FACTORS

Contingencies

Investors Group and Mackenzie are subject to legal actions, including class actions, arising in the normal course of their business. Three class actions related to alleged market timing trading activity in mutual funds of the companies have been commenced. Investors Group entered into settlement agreements in 2004 with a number of its securities regulators in respect of such market timing trading activity. Although it is difficult to predict the outcome of such legal actions, based on current knowledge and consultation with legal counsel, management does not expect the outcome of any of these matters, individually or in aggregate, to have a material adverse effect on the Company's consolidated financial position.

Market Risk

Investor confidence continued to grow throughout 2005. This led to significant increases in mutual fund sales and increases in the level of mutual fund assets under management during the year. However, risks related to performance of the equity markets and changes in interest rates can have a significant impact on the level and mix of mutual fund assets under management and sales. In addition, these factors can result in increased redemptions of mutual funds.

REDEMPTION RATES

Redemption rates for long-term funds are summarized in Table 14.

IGM Financial provides Consultants and independent financial advisors with a high level of service and support and a broad range of investment products – based on asset classes, countries or regions, and investment management styles. These are key advantages in maintaining strong client relationships and, as a result, the Company has been able to maintain redemption rates that are among the lowest in the industry. One of the contributing factors in the increase in Mackenzie's redemption rate at December 31, 2005 compared with 2004 is the increase in the proportion of Mackenzie's mutual fund units no longer subject to a redemption fee.

The mutual fund industry and financial advisors are committed to educating Canadian investors on the merits of financial planning, diversification and long-term investing. In periods of volatility our Consultants and independent financial advisors play a key role assisting investors to maintain perspective and focus on their long-term objectives.

TABLE 14: TWELVE MONTH TRAILING REDEMPTION RATE FOR LONG-TERM FUNDS

As at December 31	2005	2004	2003
IGM Financial Inc.			
Investors Group	**8.7%**	9.1%	10.7%
Mackenzie	**14.8%**	13.8%	13.0%
Investment Planning Counsel[1]	**9.7%**	8.9%	N/A
Mutual Fund Industry, excluding IGM Financial Inc.[2]	**16.5%**	15.5%	14.3%

(1) Reflects Investment Planning Counsel from date of acquisition of May 10, 2004.

(2) Excludes Investors Group, Mackenzie and Investment Planning Counsel from date of acquisition.

Distribution Risk

- *Investors Group Consultant Network* – Investors Group derives all of its mutual fund sales through its Consultant network. Investors Group Consultants have regular direct contact with clients which can lead to a strong and personal client relationship based on the client's confidence in that individual Consultant. The market for financial advisors is extremely competitive. The loss of a significant number of key Consultants could lead to the loss of client accounts which could have an adverse effect on Investors Group's results of operations and business prospects. Investors Group is focused on growing its distribution network of Consultants as discussed in the Investors Group Review of the Business section of the MD&A. As at December 31, 2005, the number of Consultants totalled 3,668 compared with 3,496 at December 31, 2004. This represents an increase of 4.9% in the Consultant network in 2005. Investors Group experienced six consecutive quarters of growth resulting in an increase of 14.4% in the Consultant network since June 30, 2004.
- *Mackenzie* – Mackenzie derives substantially all of its mutual fund sales through independent financial advisors. Mackenzie's ability to market its products is highly dependent on access to various distribution channels. These intermediaries generally offer their clients investment products in addition to, and in competition with Mackenzie. The inability to have such access could have a material adverse effect on Mackenzie's operating results and business prospects. However, Mackenzie's portfolio of financial products is recognized as one of the most innovative and complete in the industry. This, combined with strong performance, marketing, educational and service support, has made Mackenzie one of Canada's leading companies serving independent financial advisors. These factors are discussed further in the Mackenzie Review of the Business section of the MD&A.

SUMMARY OF CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with GAAP requires management to adopt accounting policies and to make estimates and assumptions that affect amounts reported in the Consolidated Financial Statements. In applying these policies, management makes subjective and complex judgments that frequently require estimates about matters that are inherently uncertain. Many of these policies are common in the mutual fund and other financial services industries; others are specific to IGM Financial's businesses and operations. IGM Financial's significant accounting policies are described in detail in Note 1 of the Consolidated Financial Statements.

The major critical accounting estimates and related judgments underlying the Company's financial statements are summarized below. Critical accounting estimates relating to goodwill and intangibles, income taxes and deferred selling commissions relate to both the Investors Group and Mackenzie reportable segments while Employee future benefits applies to the Investors Group reportable segment.

- *Goodwill and intangible assets* – At December 31, 2005, goodwill totalled $2.4 billion and indefinite life intangible assets totalled $877 million as reflected in Note 7 of the Consolidated Financial Statements. Under the Canadian Institute of Chartered Accountants (CICA) Section 3062 – Goodwill and Other Intangible Assets, the Company is required to test the fair value of goodwill and indefinite life intangible assets for impairment at least once a year. The Company performs that evaluation during the second quarter each year. These tests involve the use of estimates and assumptions appropriate in the circumstances. The annual impairment testing was completed for 2005 and management determined that no impairment charge was necessary.
- *Income taxes* –The provision for income taxes is determined on the basis of the anticipated tax treatment of transactions recorded in the Consolidated Statements of Income. The determination of the provision for income taxes requires interpretation of tax legislation in a number of jurisdictions. Tax planning may allow the Company to record lower income taxes in the current year and, as well, income taxes recorded in prior years may be adjusted in the current year to reflect management's best estimates of the overall adequacy of its provisions. Any related tax benefits or changes in management's best estimates are reflected in the provision for income taxes. The recognition of future tax assets depends on management's assumption that future earnings will be sufficient to realize the future benefit. The amount of the future tax asset or liability recorded is based on management's best estimate of the timing of the realization of the assets or liabilities. If our interpretation of tax legislation differs from that of the tax authorities or if timing of reversals is not as anticipated, the provision for income taxes could increase or decrease in future periods. Additional information related to income taxes is included in the Summary of Consolidated Operating Results and in Note 11 of the Consolidated Financial Statements.
- *Employee Future Benefits* – Accounting for pension and other post-retirement benefits requires estimates of future returns on plan assets, expected increases in compensation levels, trends in health care costs, as well as the appropriate discount rate for the determination of accrued benefit obligations. These estimates are discussed in Note 10 of the Consolidated Financial Statements.
- *Deferred selling commissions* – Commissions paid on the sale of certain mutual fund products are deferred and amortized over a maximum period of seven years. Prior to April 1, 2001, the maximum period for amortization for Investors Group was three years. On April 1, 2001 Investors Group revised the period of amortization of these expenditures to reflect a more accurate estimate of their useful life. This estimate is also consistent with that used by Mackenzie. The Company regularly reviews the carrying value of the deferred selling commissions with respect to any events or circumstances that indicate impairment or that an adjustment to the amortization period is necessary.

CHANGES IN ACCOUNTING POLICIES

As disclosed in Note 1 of the Consolidated Financial Statements, IGM Financial adopted the following changes in accounting policies in 2005:

- *CICA Accounting Guideline 15* – Consolidation of Variable Interest Entities (VIEs), effective for annual and interim periods beginning on or after November 1, 2004, requires consolidation of VIEs by the primary beneficiary. The Company completed a review of all of the VIEs in which it has a variable interest and has determined that there are no VIEs requiring consolidation under this guideline except with respect to the Company's share purchase plan compensation trust. The Company is considered the primary beneficiary of the share purchase plan compensation trust. However, the consolidation of this trust does not have a significant impact as both the assets (IGM Financial shares) and the liabilities (the obligation to deliver IGM Financial shares to the participants) of the trust offset each other in the Share Capital section of the Consolidated Balance Sheets.
- *CICA Section 3860* – Financial Instruments – Disclosure and Presentation, effective for fiscal years beginning on or after November 1, 2004, was amended to require obligations that can be settled at the issuer's option by issuing a variable number of the issuer's own equity instruments to be presented as liabilities rather than equity. On January 1, 2005, the Company retroactively adopted the amended standard with restatement of prior periods. The Company's preferred shares were reclassified from shareholders' equity to liabilities and the preferred dividends were reclassified to operating expenses in the Consolidated Statements of Income. The change does not have any impact on basic earnings per share or net income available to common shareholders.

FUTURE ACCOUNTING CHANGES

The CICA has issued three new standards: Financial Instruments – Recognition and Measurement, Hedges and Comprehensive Income. These will be effective for the Company on January 1, 2007, and require the following:

- *Financial Instruments – Recognition and Measurement* – All financial assets and liabilities will be carried at fair value in the Consolidated Balance Sheets, except the following, which will be carried at amortized cost: loans and receivables and non-trading financial liabilities. Realized and unrealized gains and losses on financial assets and liabilities that are held for trading will continue to be recorded in the Consolidated Statements of Income. Unrealized gains and losses on financial assets that are held as available for sale will be recorded in other comprehensive income until realized, when they will be recorded in the Consolidated Statements of Income. All derivatives, including embedded derivatives that must be separately accounted for, will be recorded at fair value in the Consolidated Balance Sheets.
- *Hedges* – In a fair value hedge, the change in fair value of the hedging derivative will be offset in the Consolidated Statements of Income against the change in the fair value of the hedged item relating to the hedged risk. In a cash flow hedge, the change in fair value of the derivative to the extent effective will be recorded in other comprehensive income until the asset or liability being hedged affects the Consolidated Statements of Income, at which time the related change in fair value of the derivative will also be recorded in the Consolidated Statements of Income. Any hedge ineffectiveness will be recorded in the Consolidated Statements of Income.
- *Comprehensive Income* – Unrealized gains and losses on financial assets that will be held as available for sale, unrealized foreign currency translation amounts arising from self-sustaining foreign operations, and changes in the fair value of cash flow hedging instruments, will be recorded in a Statements of Other Comprehensive Income until recognized in the Consolidated Statements of Income. Other comprehensive income will form part of shareholders' equity.

The Company is currently evaluating the impact of adopting these standards.

Disclosure Controls and Procedures

Based on their evaluations as of December 31, 2005, the Co-Presidents and Chief Executive Officers and the Chief Financial Officer have concluded that the Company's disclosure controls and procedures are effective in providing reasonable assurance in ensuring that information relating to the Company which is required to be disclosed in reports filed under provincial and territorial securities legislation (a) is recorded, processed, summarized and reported within the time periods specified in the provincial and territorial securities legislation, and (b) is accumulated and communicated to the Company's senior management, including the Co-Presidents and Chief Executive Officers and the Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Other Information

TRANSACTIONS WITH RELATED PARTIES

IGM Financial enters into transactions with Great-West Life, London Life and Canada Life, subsidiaries of its affiliate, GWL. These transactions are in the normal course of business and have been recorded at the agreed upon exchange amounts as described below.

- The Company provided to and received from Great-West Life certain administrative services enabling each organization to take advantage of economies of scale and areas of expertise.
- The Company distributed life insurance and disability insurance products under a distribution agreement with Great-West Life and Canada Life and received $37.2 million in distribution fees (2004 – $17.8 million). London Life distributed certain mutual funds of the Company.
- In order to manage its overall liquidity position, the Company's mortgage banking operation is active in the securitization market and also sells residential mortgage loans to third parties, on a fully serviced basis. During 2005, the Company sold residential mortgage loans to Great-West Life and London Life for $122.8 million compared to $76.9 million in 2004.

Mackenzie entered into an arrangement involving a wholly-owned subsidiary of Mackenzie and an entity managed by Mackenzie to facilitate innovative product enhancements. As part of this arrangement, the parties have the legal right and intent to settle on a net basis certain related party financial assets and liabilities. These assets and liabilities, which totalled nil at December 31, 2005 (2004 – $3.7 billion), have been offset and, accordingly, have no impact on the Consolidated Balance Sheets. During the year, Mackenzie earned investment income of $3.0 million (2004 – $1.8 million) and incurred interest expense of $3.0 million (2004 – $1.8 million) related to this arrangement.

For further information on transactions involving related parties, see Notes 5 and 19 of the Consolidated Financial Statements.

OUTSTANDING SHARE DATA

Outstanding common shares of IGM Financial as at December 31, 2005 totalled 264,539,213. As at February 16, 2006, outstanding common shares totalled 264,653,702.

SEDAR

Additional information relating to IGM Financial, including the Company's most recent financial statements and Annual Information Form, is available at www.sedar.com.

Consolidated Financial Statements

56 Management's Responsibility for Financial Reporting and Auditors' Report
57 Consolidated Balance Sheets
58 Consolidated Statements of Income
58 Consolidated Statements of Retained Earnings
59 Consolidated Statements of Cash Flows

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

60	Note 1	Summary of significant accounting policies
64	Note 2	Securities
64	Note 3	Loans
65	Note 4	Securitizations
66	Note 5	Investment in affiliate
66	Note 6	Other assets
67	Note 7	Goodwill and intangible assets
68	Note 8	Deposits and certificates
68	Note 9	Other liabilities
69	Note 10	Employee future benefits
71	Note 11	Income taxes
72	Note 12	Long-term debt
72	Note 13	Share capital
73	Note 14	Stock-based compensation
75	Note 15	Derivative financial instruments
76	Note 16	Fair value of financial instruments
77	Note 17	Earnings per common share
77	Note 18	Contingencies, commitments and guarantees
78	Note 19	Related party transactions
79	Note 20	Segmented information
81	Note 21	Acquisition of Investment Planning Counsel

Management's Responsibility for Financial Reporting

The consolidated financial statements of IGM Financial Inc. and related financial information have been prepared by Management, which is responsible for the integrity, objectivity and reliability of the data presented. This responsibility includes selecting appropriate accounting principles and making judgments and estimates consistent with Canadian generally accepted accounting principles. Financial information presented elsewhere in this Annual Report is consistent with that in the consolidated financial statements.

Systems of internal control and supporting procedures are maintained to provide reasonable assurance of the reliability of financial information and the safeguarding of all assets controlled by the Company. These controls and supporting procedures include quality standards in hiring and training employees, the establishment of organizational structures providing a well-defined division of responsibilities and accountability for performance, and the communication of policies and guidelines through the organization. Internal controls are reviewed and evaluated by extensive internal audit programs, which are subject to scrutiny by the shareholders' auditors.

Ultimate responsibility for the consolidated financial statements rests with the Board of Directors. The Board is assisted in discharging this responsibility by an Audit Committee, consisting of directors who are not officers or employees of the Company. This Committee reviews the consolidated financial statements and recommends them for approval by the Board. In addition, the Audit Committee reviews the recommendations of the internal auditor and the shareholders' auditors for improvements in internal control and the action of Management to implement such recommendations. In carrying out its duties and responsibilities, the Committee meets regularly with Management and with both the internal auditor and the shareholders' auditors to review the scope and timing of their respective audits, to review their findings and to satisfy itself that their responsibilities have been properly discharged.

Deloitte & Touche LLP, independent auditors appointed by the shareholders, have examined the consolidated financial statements of the Company in accordance with Canadian generally accepted auditing standards, and have expressed their opinion upon the completion of their examination in their Report to the Shareholders. The shareholders' auditors have full and free access to the Audit Committee to discuss their audit and related findings as to the integrity of the Company's financial reporting and the adequacy of the systems of internal control.



Murray J. Taylor
Co-President and Chief Executive Officer



Charles R. Sims
Co-President and Chief Executive Officer



Gregory D. Tretiak
Executive Vice-President, Finance

Auditors' Report

To the Shareholders, IGM Financial Inc.

We have audited the consolidated balance sheets of IGM Financial Inc. as at December 31, 2005 and 2004 and the consolidated statements of income, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.



Chartered Accountants
Winnipeg, Manitoba
February 16, 2006

Consolidated Balance Sheets

As at December 31 *(in thousands of dollars)*	2005	2004
Assets		
Cash and cash equivalents	**$ 1,068,061**	$ 864,990
Securities *(Note 2)*	**178,011**	126,310
Loans *(Note 3)*	**512,989**	496,652
Investment in affiliate *(Note 5)*	**509,721**	490,716
Deferred selling commissions	**927,958**	850,791
Other assets *(Note 6)*	**336,473**	371,717
Intangible assets *(Note 7)*	**900,180**	900,444
Goodwill *(Note 7)*	**2,373,483**	2,371,591
	$ 6,806,876	$ 6,473,211
Liabilities		
Deposits and certificates *(Note 8)*	**$ 692,770**	$ 710,950
Other liabilities *(Note 9)*	**634,256**	605,017
Future income taxes *(Note 11)*	**449,717**	422,848
Long-term debt *(Note 12)*	**1,225,010**	1,226,795
Preferred shares *(Note 13)*	**360,000**	360,000
	3,361,753	3,325,610
Shareholders' Equity		
Share capital *(Note 13)*	**1,481,519**	1,475,405
Contributed surplus	**9,213**	4,190
Retained earnings	**1,954,391**	1,668,006
	3,445,123	3,147,601
	$ 6,806,876	$ 6,473,211

(See accompanying notes to consolidated financial statements.)

On behalf of the Board





Murray J. Taylor
Director

Donald F. Mazankowski
Director

Consolidated Statements of Income

For the years ended December 31 *(in thousands of dollars, except shares and per share amounts)*	2005	2004
Fee and net investment income		
Management	**$ 1,644,737**	$ 1,491,657
Administration	**307,391**	299,612
Distribution	**212,344**	164,471
Net investment income and other	**183,108**	163,331
Total fee and net investment income	**2,347,580**	2,119,071
Operating expenses		
Commission expense	**726,471**	616,706
Non-commission expense	**555,326**	544,256
Interest expense *(Note 1)*	**90,425**	95,593
Total operating expenses	**1,372,222**	1,256,555
Income before income taxes and non-controlling interest	**975,358**	862,516
Income taxes *(Note 11)*	**291,500**	264,969
Income before non-controlling interest	**683,858**	597,547
Non-controlling interest	**1,431**	1,151
Net income	**$ 682,427**	$ 596,396
Average number of common shares *(in thousands) (Note 17)*		
– Basic	**264,573**	264,431
– Diluted	**266,609**	266,010
Earnings per share *(in dollars) (Note 17)* – Basic	**$ 2.58**	$ 2.26
– Diluted	**$ 2.56**	$ 2.24

(See accompanying notes to consolidated financial statements.)

Consolidated Statements of Retained Earnings

For the years ended December 31 *(in thousands of dollars)*	2005	2004
Balance, beginning of year		
As previously reported	**$ 1,668,006**	$ 1,414,705
Change in accounting policy *(Note 1)*	**–**	(1,093)
As restated	**1,668,006**	1,413,612
Net income	**682,427**	596,396
Common dividends	**(353,207)**	(304,159)
Common share cancellation excess *(Note 13)*	**(20,067)**	(22,732)
Other *(Note 5)*	**(22,768)**	(15,111)
Balance, end of year	**$ 1,954,391**	$ 1,668,006

(See accompanying notes to consolidated financial statements.)

Consolidated Statements of Cash Flows

For the years ended December 31 *(in thousands of dollars)*	2005	2004
Operating activities		
Net income	**$ 682,427**	$ 596,396
Adjustments to determine net cash from operating activities		
Future income taxes	**26,869**	45,482
Commission amortization	**260,209**	226,715
Amortization of capital and intangible assets	**22,431**	22,856
Changes in operating assets and liabilities and other	**(50,484)**	(121,786)
	941,452	769,663
Commissions paid	**(337,376)**	(305,795)
	604,076	463,868
Financing activities		
Net decrease in deposits and certificates	**(18,180)**	(39,070)
Repayment of long-term debt	**(1,785)**	(199,829)
Issue of common shares	**9,206**	9,072
Common dividends paid	**(341,321)**	(292,122)
Common shares purchased for cancellation	**(23,335)**	(26,894)
	(375,415)	(548,843)
Investing activities		
Acquisition of Investment Planning Counsel, less cash and cash equivalents acquired *(Note 21)*	**-**	(62,583)
Acquisition of additional interest in Investment Planning Counsel	**(1,089)**	-
Purchase of securities	**(102,217)**	(61,686)
Proceeds from the sale of securities	**95,934**	78,475
Net increase in loans	**(258,005)**	(166,986)
Proceeds from securitizations *(Note 4)*	**250,993**	207,110
Additions to capital assets	**(11,206)**	(13,680)
	(25,590)	(19,350)
Increase (decrease) in cash and cash equivalents	**203,071**	(104,325)
Cash and cash equivalents, beginning of year	**864,990**	969,315
Cash and cash equivalents, end of year	**$ 1,068,061**	$ 864,990
Cash	**$ 174,338**	$ 171,498
Cash equivalents	**893,723**	693,492
	$ 1,068,061	$ 864,990
Supplemental disclosure of cash flow information		
Amount of interest paid during the year	**$ 131,899**	$ 132,321
Amount of income taxes paid during the year	**$ 239,407**	$ 222,056

(See accompanying notes to consolidated financial statements.)

DECEMBER 31, 2005 AND 2004 *(In thousands of dollars, except shares and per share amounts)*

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Consolidated Financial Statements of IGM Financial Inc. (Company) have been prepared in accordance with Canadian generally accepted accounting principles. The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the Consolidated Financial Statements. Key components of the financial statements requiring management to make estimates include goodwill, intangible assets, income taxes, deferred selling commissions and employee future benefits. Actual results may differ from such estimates.

During the second quarter of 2004, the Company received shareholder and regulatory approval to change its name from Investors Group Inc. to IGM Financial Inc.

Basis of Consolidation

The Consolidated Financial Statements include the accounts of the Company and all subsidiaries on a consolidated basis after elimination of intercompany transactions and balances.

On May 10, 2004, the Company acquired 74.7% of the outstanding common shares of Investment Planning Counsel Inc. (Investment Planning Counsel). During 2005, the Company acquired an additional 0.8% of Investment Planning Counsel for total cash consideration of $1.1 million. The acquisitions were accounted for by the purchase method. At December 31, 2005, the Company owned 75.5% of Investment Planning Counsel. The Consolidated Financial Statements include its assets and liabilities as of December 31, 2005 and 2004 and the results of its operations and cash flows from the date of acquisition.

The equity method is used to account for the Company's investment in Great-West Lifeco Inc., an affiliated company. Both companies are controlled by Power Financial Corporation.

Accounting Guideline 15 – Consolidation of Variable Interest Entities (VIEs), effective for annual and interim periods beginning on or after November 1, 2004, requires consolidation of VIEs by the primary beneficiary. The Company completed a review of all of the VIEs in which it has a variable interest and has determined that there are no VIEs requiring consolidation under this guideline except with respect to the Company's share purchase plan compensation trust. The Company is considered the primary beneficiary of the share purchase plan compensation trust. However, the consolidation of this trust does not have a significant impact as both the assets (IGM Financial Inc. shares) and the liabilities (the obligation to deliver IGM Financial Inc. shares to the participants) of the trust offset each other in the Share Capital section of the Consolidated Balance Sheets.

Revenue Recognition

Management fees are based on the net asset value of mutual fund assets under management and are recognized on an accrual basis when the service is performed. Administration fees are also recognized on an accrual basis when the service is performed. Distribution revenue derived from mutual fund, insurance, securities and banking transactions are recognized on a trade date basis.

Cash and Cash Equivalents

Cash and cash equivalents comprise cash and temporary investments consisting of highly liquid investments with short-term maturities. Interest income is recorded on an accrual basis.

Securities

Investment securities comprise equity securities held for long-term investment. Common shares are carried at original cost plus declared dividends. Securities are written down to their fair value when an other than temporary decline in value is identified. Trading securities related to the Company's derivative activities are carried at fair value. Gains and losses on disposal of investment securities and changes in the fair value of trading securities are recorded in Net investment income and other in the Consolidated Statements of Income.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Loans

Loans are carried at amortized cost plus accrued interest less an allowance for credit losses. Interest income is accounted for on the accrual basis for all loans other than impaired loans.

A loan is classified as impaired when, in the opinion of management, there no longer is reasonable assurance of the timely collection of the full amount of principal and interest. A loan is also classified as impaired when interest or principal is contractually past due 90 days, except in circumstances where management has determined that the collectibility of principal and interest is not in doubt. Once a loan is classified as impaired, any accrued and unpaid interest income is reversed and charged against interest income in the current period. Thereafter interest income is recognized on a cash basis.

The Company maintains an allowance for credit losses which is considered adequate by management to absorb all credit related losses in its portfolio. Specific allowances are established as a result of reviews of individual loans. There is a second category of allowance, designated general allowance, which is allocated against sectors rather than specifically against individual loans. This allowance is established where a prudent assessment by management suggests that losses may occur but where such losses cannot yet be identified on an individual loan basis.

Securitizations

The Company periodically transfers mortgages and personal loans to commercial paper conduits that in turn issue securities to investors. The Company retains servicing responsibilities and certain elements of recourse with respect to credit losses on transferred loans. The Company also transfers NHA-insured mortgages through the issuance of mortgage-backed securities.

Transfers of loans are accounted for as sales provided that control over the transferred loans has been surrendered and consideration other than beneficial interests in the transferred loans has been received in exchange. The loans are removed from the Consolidated Balance Sheets and a gain or loss is recognized in income immediately based on the carrying value of the loans transferred. The carrying value is allocated between the assets transferred and the retained interests in proportion to their fair values at the date of transfer. To obtain the fair value of the Company's retained interests, quoted market prices are used if available. However, since quotes are generally not available for retained interests, the estimated fair value is based on the present value of future expected cash flows using management's best estimates of key assumptions such as prepayment rates, excess spread, expected credit losses and discount rates commensurate with the risks involved. Retained interests are reviewed quarterly for impairment. The Company continues to service the loans transferred. As a result, a servicing liability is recognized and amortized over the expected term of the transferred loans as servicing fees.

For all transfers of loans, the gains or losses and the servicing fee revenue are reported in Net investment income and other in the Consolidated Statements of Income. The retained interests in the securitized loans are recorded in Other assets and the servicing liability is recorded in Other liabilities on the Consolidated Balance Sheets.

Deferred Selling Commissions

Commissions paid on the sale of certain mutual funds are deferred and amortized against related fee income over a maximum period of seven years. Commissions paid on the sale of deposits are deferred and amortized over the term of the deposit with a maximum amortization period of five years.

Capital Assets

Capital assets, which are included in Other assets, are recorded at cost of $259.3 million (2004 – $248.9 million), less accumulated amortization of $183.5 million (2004 – $164.8 million). The properties and related equipment and furnishings are amortized on a straight-line basis over their estimated useful lives.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Goodwill and Intangible Assets

Goodwill and intangible assets with indefinite lives are reviewed at least annually for impairment using a fair value test and written down for impairment losses. Intangible assets with finite lives are amortized on a straight-line basis over their estimated useful lives, not exceeding a period of 20 years. The Company tests intangible assets with a finite life for impairment when events or changes in circumstances indicate that their carrying value may not be recoverable. The Company writes down the assets to fair value when the related undiscounted cash flows are not expected to allow for recovery of the carrying value.

The Company has completed its annual impairment testing on goodwill, indefinite life intangible assets and finite life intangible assets and has determined that no impairment charge was necessary.

Employee Future Benefits

The Company maintains a number of employee future benefit plans. These plans include a funded defined benefit pension plan for all eligible employees, an unfunded supplementary executive retirement plan (SERP) for certain executive officers, and an unfunded post-retirement health care and life insurance plan for eligible retirees.

The defined benefit pension plan provides pensions based on length of service and final average earnings. An actuarial valuation is performed for funding purposes every three years. The most recent actuarial valuation was completed as at December 31, 2004 and the next required valuation will be completed based on a measurement date of December 31, 2007.

The cost of pension and other post-retirement benefits earned by employees is actuarially determined using the projected unit credit method prorated on service based upon management's assumptions about the expected long-term rate of return on plan assets, discount rates, compensation increases, retirement ages of employees, mortality and expected health care costs. The discount rate used to value liabilities is based on market rates at the measurement date. Plan assets are valued at fair value for purposes of calculating the expected long-term rate of return. The defined benefit pension plan is invested in proprietary equity, balanced and fixed income mutual funds.

Benefit expense or income, which is included in Non-commission expense, includes the cost of pension or other post-retirement benefits provided in respect of the current year's service, interest cost on the accrued benefit liability, the expected return on plan assets and the amortization of actuarial gains or losses over the expected average remaining service life of employees. These periods range from 11 years to 16 years for the various benefit plans.

The accrued benefit asset or liability represents the cumulative difference between the expense and funding contributions and is included in Other assets or Other liabilities.

Stock-based Compensation and Other Stock-based Payments

Effective January 1, 2004, CICA 3870, Stock-based Compensation and Other Stock-based Payments was amended to require expense treatment for all stock-based compensation and payments. Previously the standard encouraged, but did not require, the use of a fair value-based method to account for stock-based transactions with employees (Note 14). On January 1, 2004, the Company adopted the amended standard retroactively without restatement of prior periods for all stock-based compensation and other stock-based payments to employees since 2002. The cumulative effect of adopting the new recommendations in the Company's Consolidated Financial Statements was to both increase Contributed surplus and decrease opening Retained earnings as at January 1, 2004 by $1.1 million.

The fair value of stock options is determined on each grant date. Compensation expense is recognized over the period that the stock options vest, with a corresponding increase in Contributed surplus. When stock options are exercised, the proceeds together with the amount recorded in Contributed surplus are added to Share capital.

Income Taxes

The Company follows the liability method in accounting for income taxes whereby future income tax assets and liabilities reflect the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities and their tax bases. Future income tax assets and liabilities are measured based on the enacted or substantively enacted tax rates which are anticipated to be in effect when the temporary differences are expected to reverse.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Liabilities and Equity

Effective for fiscal years beginning on or after November 1, 2004, CICA 3860, Financial Instruments – Disclosure and Presentation was amended to require obligations that can be settled at the issuer's option by issuing a variable number of the issuer's own equity instruments to be presented as liabilities rather than equity. On January 1, 2005, the Company retroactively adopted the amended standard with restatement of prior periods. The Company's preferred shares were reclassified from shareholders' equity to liabilities and the preferred dividends were reclassified to operating expenses in the Consolidated Statements of Income. The change does not have any impact on basic earnings per share or net income available to common shareholders.

Earnings Per Share

Basic earnings per share is determined by dividing Net income available to common shareholders by the average number of common shares outstanding for the year. Diluted earnings per share is determined using the same method as basic earnings per share except that the average number of common shares outstanding includes the potential dilutive effect of outstanding stock options granted by the Company as determined by the treasury method.

Derivative Financial Instruments

Derivative Financial instruments are utilized by the Company in the management of equity market and interest rate exposures. The Company does not utilize derivative financial instruments for speculative purposes.

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the Consolidated Balance Sheets or to anticipated future transactions. The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

The Company manages its exposure to market risk on its securities by either entering into forward sale contracts, purchasing a put option or by simultaneously purchasing a put option and writing a call option on the same security. The Company designates these contracts as hedges of the future sale of specified securities. Any unrealized gains and losses on the forward sales and options are accounted for on the deferral basis where gains and losses, including any premiums paid or received, are recognized in Net investment income and other on a basis consistent with the future sale of the related securities.

The Company also enters into interest rate swaps in order to reduce the impact of fluctuating interest rates on its mortgage banking operations and asset liability management. The swap agreements require the periodic exchange of net interest payments without the exchange of the notional principal amount on which the payments are based.

Effective January 1, 2004, the Company adopted the recommendations of CICA Accounting Guideline 13 – Hedging Relationships (AcG-13) on a prospective basis. AcG-13 specifies the circumstances in which hedge accounting is appropriate, including the identification, documentation, designation and effectiveness of hedges and the discontinuance of hedge accounting. The Company reassessed its hedging relationships as at January 1, 2004 and determined that its interest rate swaps on mortgage banking activities did not qualify for hedge accounting under AcG-13. The impact on the Consolidated Financial Statements was not material.

Derivatives that do not qualify for hedge accounting are carried at fair value on the Consolidated Balance Sheets, and changes in fair value are recorded in Net investment income and other in the Consolidated Statements of Income. Non-qualifying derivatives continue to be utilized on a basis consistent with the risk management policies of the Company and are monitored by the Company for effectiveness as economic hedges even if the specific hedge accounting requirements of AcG-13 are not met.

If a designated hedged item is sold prior to the termination of the related derivative instruments or it is no longer probable that the sale will occur at the date originally anticipated, any realized or unrealized gain or loss on such derivative instrument is recognized in income.

Comparative Figures

Certain comparative figures have been reclassified to conform with the current year's financial statement presentation.

2. SECURITIES

	2005		2004	
	CARRYING VALUE	FAIR VALUE	CARRYING VALUE	FAIR VALUE
Common shares	**$ 146,146**	**$ 265,431**	$ 92,459	$ 218,007
Investments in mutual funds	**31,865**	**36,259**	33,851	36,111
	$ 178,011	**$ 301,690**	$ 126,310	$ 254,118

3. LOANS

	TERM TO MATURITY				
	1 YEAR OR LESS	1-5 YEARS	OVER 5 YEARS	2005 TOTAL	2004 TOTAL
Residential mortgages	**$ 115,398**	**$ 167,563**	**$ 3,957**	**$ 286,918**	$ 305,920
Commercial mortgages	**9,123**	**462**	**–**	**9,585**	15,113
	124,521	**168,025**	**3,957**	**296,503**	321,033
Personal loans	**182,615**	**20,384**	**21,685**	**224,684**	193,429
	$ 307,136	**$ 188,409**	**$ 25,642**	**521,187**	514,462
Less: General allowance				**8,198**	17,810
				$ 512,989	$ 496,652
Impaired loans included above				**$ 983**	$ 369
Less: General allowance				**8,198**	17,810
				$ (7,215)	$ (17,441)
The change in the allowance for credit losses is as follows:					
Balance, beginning of year				**$ 17,810**	$ 21,495
Write-offs				**(208)**	(100)
Recoveries				**334**	204
Reversal of provision for credit losses				**(9,738)**	(3,789)
Balance, end of year				**$ 8,198**	$ 17,810

IGM FINANCIAL INC.

4. SECURITIZATIONS

	2005		2004	
	PRINCIPAL AMOUNT SECURITIZED	NET GAIN	PRINCIPAL AMOUNT SECURITIZED	NET GAIN
Commercial paper conduit transactions	**$ 252,254**	**$ 4,315**	$ 190,991	$ 2,460
Mortgage-backed security transactions	**$ –**	**$ –**	$ 17,359	$ 16

The Company's retained interest in the securitized loans includes cash reserve accounts and rights to future excess spread. This retained interest is subordinated to the interests of the related commercial paper conduits (CP conduits) and mortgage-backed securities (MBS) holders (the Purchasers). The Purchasers do not have recourse to the Company's other assets for any failure of the borrowers to pay when due.

The key economic assumptions used to value the retained interests at the date of securitization issuances for transactions completed during 2005 and 2004 were as follows:

	2005	2004	
	CP CONDUIT TRANSACTIONS	CP CONDUIT TRANSACTIONS	MBS TRANSACTIONS
Weighted-average			
Remaining service life (in years)	**3.7**	3.1	5.0
Interest rate	**4.98%**	4.97%	5.04%
Coupon rate of securities issued	**4.00%**	4.07%	3.99%
Prepayment rate	**15.00%**	15.00%	18.90%
Discount rate	**4.55%**	4.51%	4.35%
Servicing fees	**0.25%**	0.25%	0.23%
Expected credit losses	**0.05%**	0.05%	N/A

At December 31, 2005, the fair value of the total retained interests was $15.5 million (2004 – $19.7 million). The sensitivity to immediate 10% or 20% adverse changes to key assumptions was considered to be immaterial.

The total loans reported on the Company's Consolidated Balance Sheets, the securitized loans serviced by the Company, as well as cash flows related to securitization arrangements are as follows:

	2005	2004
Mortgages	**$ 826,202**	$ 869,141
Personal loans	**245,624**	220,733
	1,071,826	1,089,874
Less: Securitized loans serviced	**558,837**	593,222
Total on-balance sheet loans	**$ 512,989**	$ 496,652
Proceeds from new securitizations	**$ 250,993**	$ 207,110
Cash flows received on retained interests	**$ 10,772**	$ 13,975

5. INVESTMENT IN AFFILIATE

		2005		2004
Carrying value, beginning of year	**$**	**490,716**	$	460,655
Share of earnings		**72,381**		71,056
Dividends		**(30,608)**		(25,884)
Foreign currency translation and other adjustments		**(22,768)**		(15,111)
Carrying value, end of year	**$**	**509,721**	$	490,716
Share of equity, end of year	**$**	**369,946**	$	351,487
Fair value, end of year	**$**	**1,160,073**	$	1,008,923

On September 24, 2004, the shareholders of Great-West Lifeco Inc. (Lifeco) approved a sub-division of Lifeco's common shares on a two-for-one basis. The Company currently holds 37,787,388 (2004 – 37,787,388) shares of Lifeco, which represents an equity interest of 4.2% (2004 – 4.2%).

6. OTHER ASSETS

		2005		2004
Accounts and other receivables	**$**	**161,201**	$	172,580
Capital assets		**75,780**		84,095
Deferred and prepaid expenses		**50,501**		63,735
Accrued benefit asset *(Note 10)*		**43,339**		42,325
Other		**5,652**		8,982
	$	**336,473**	$	371,717

7. GOODWILL AND INTANGIBLE ASSETS

During the fourth quarter of 2004, the Company performed an evaluation of the fair value of the assets acquired and liabilities assumed on the acquisition of Investment Planning Counsel (Note 21). The amount assigned to intangible assets represents the fair value of mutual fund management and distribution contracts acquired. The management contracts have indefinite useful lives and are not subject to amortization. The distribution contracts are amortized on a straight-line basis over a useful life not to exceed 20 years. In the second quarter of 2005, the Company finalized the allocation of goodwill.

The changes in the carrying amount of goodwill are as follows:

2005	INVESTORS GROUP	MACKENZIE	CORPORATE AND OTHER	TOTAL
Balance, beginning of year	**$ 1,346,245**	**$ 923,590**	**$ 101,756**	**$ 2,371,591**
Acquired during the year	**–**	**–**	**972**	**972**
Allocation of goodwill	**1,536**	**19,960**	**(21,496)**	**–**
Goodwill adjustment	**–**	**–**	**920**	**920**
Balance, end of year	**$ 1,347,781**	**$ 943,550**	**$ 82,152**	**$ 2,373,483**

2004	INVESTORS GROUP	MACKENZIE	CORPORATE AND OTHER	TOTAL
Balance, beginning of year	$ 1,346,245	$ 923,590	$ –	$ 2,269,835
Acquired during the year	–	–	101,946	101,946
Goodwill adjustment	–	–	(190)	(190)
Balance, end of year	$ 1,346,245	$ 923,590	$ 101,756	$ 2,371,591

The components of other intangible assets are as follows:

2005	FINITE-LIFE	INDEFINITE-LIFE			
	DISTRIBUTION CONTRACTS	MUTUAL FUND MANAGEMENT CONTRACTS	TRADE NAMES	TOTAL	TOTAL
Carrying value	**$ 24,421**	**$ 608,764**	**$ 268,368**	**$ 877,132**	**$ 901,553**
Acquired during the year	**964**	**89**	**–**	**89**	**1,053**
Accumulated amortization	**(2,426)**	**–**	**–**	**–**	**(2,426)**
Net carrying value	**$ 22,959**	**$ 608,853**	**$ 268,368**	**$ 877,221**	**$ 900,180**

2004	FINITE-LIFE	INDEFINITE-LIFE			
	DISTRIBUTION CONTRACTS	MUTUAL FUND MANAGEMENT CONTRACTS	TRADE NAMES	TOTAL	TOTAL
Carrying value	$ –	$ 591,580	$ 268,368	$ 859,948	$ 859,948
Acquired during the year	24,421	17,184	–	17,184	41,605
Accumulated amortization	(1,109)	–	–	–	(1,109)
Net carrying value	$ 23,312	$ 608,764	$ 268,368	$ 877,132	$ 900,444

8. DEPOSITS AND CERTIFICATES

Included in the assets of the Consolidated Balance Sheets are cash and cash equivalents and loans amounting to $692.8 million (2004 – $711.0 million) related to deposits and certificates.

		TERM TO MATURITY				
	DEMAND	1 YEAR OR LESS	1–5 YEARS	OVER 5 YEARS	2005 TOTAL	2004 TOTAL
Deposits	**$ 484,347**	**$ 81,613**	**$ 117,205**	**$ 2,452**	**$ 685,617**	$ 702,668
Certificates	**–**	**713**	**2,079**	**4,361**	**7,153**	8,282
	$ 484,347	**$ 82,326**	**$ 119,284**	**$ 6,813**	**$ 692,770**	$ 710,950

9. OTHER LIABILITIES

	2005	2004
Accounts payable and accrued liabilities	**$ 324,949**	$ 350,925
Taxes payable	**143,407**	102,884
Dividends payable	**91,266**	79,380
Interest payable	**14,473**	14,563
Accrued benefit liabilities *(Note 10)*	**50,199**	45,425
Deferred revenue	**9,962**	11,840
	$ 634,256	$ 605,017

IGM FINANCIAL INC.

10. EMPLOYEE FUTURE BENEFITS

The Company maintains a number of employee future benefit plans. These plans include a funded defined benefit pension plan for all eligible employees, an unfunded supplementary executive retirement plan (SERP) for certain executive officers, and an unfunded post-retirement health care and life insurance plan for eligible retirees.

	2005			2004		
	DEFINED BENEFIT PENSION PLAN	SERP	OTHER POST-RETIREMENT BENEFITS	DEFINED BENEFIT PENSION PLAN	SERP	OTHER POST-RETIREMENT BENEFITS
Fair value of plan assets						
Balance, beginning of year	$ 167,636	$ –	$ –	$ 154,767	$ –	$ –
Employee contributions	2,678	–	–	2,633	–	–
Benefits paid	(6,787)	–	–	(6,639)	–	–
Actual return on plan assets	26,731	–	–	16,875	–	–
Balance, end of year	190,258	–	–	167,636	–	–
Accrued benefit obligation						
Balance, beginning of year	119,788	15,236	34,462	106,573	11,515	30,329
Benefits paid	(6,787)	(735)	(688)	(6,639)	(722)	(1,025)
Current service cost	4,313	398	1,630	3,787	351	1,459
Employee contributions	2,678	–	–	2,633	–	–
Interest cost	7,493	942	2,310	7,027	925	2,111
Actuarial losses (gains)	20,170	2,637	(6,350)	6,407	3,167	1,588
Balance, end of year	147,655	18,478	31,364	119,788	15,236	34,462
Funded status – plan surplus (deficit)	42,603	(18,478)	(31,364)	47,848	(15,236)	(34,462)
Unamortized net actuarial losses (gains)	736	3,009	(3,366)	(5,523)	1,148	3,125
Accrued benefit asset (liability)	$ 43,339	$ (15,469)	$ (34,730)	$ 42,325	$ (14,088)	$ (31,337)

The asset allocation by asset category of the defined benefit pension plan is equity securities 61% (2004 – 56%), fixed income securities 34% (2004 – 42%) and cash equivalents 5% (2004 – 2%).

10. EMPLOYEE FUTURE BENEFITS *(continued)*

	2005			2004		
	DEFINED BENEFIT PENSION PLAN	SERP	OTHER POST-RETIREMENT BENEFITS	DEFINED BENEFIT PENSION PLAN	SERP	OTHER POST-RETIREMENT BENEFITS
Benefit (income) expense was determined as follows:						
Current service cost	**$ 4,313**	**$ 398**	**$ 1,630**	$ 3,787	$ 351	$ 1,459
Interest cost on accrued benefit obligation	**7,493**	**942**	**2,310**	7,027	925	2,111
Expected return on plan assets	**(11,591)**	**–**	**–**	(10,694)	–	–
Amortization of net actuarial (gains) losses	**(1,230)**	**776**	**141**	(1,553)	83	43
	$ (1,015)	**$ 2,116**	**$ 4,081**	$ (1,433)	$ 1,359	$ 3,613
Significant weighted-average actuarial assumptions:						
Discount rate	**5.30%**	**5.25%**	**5.40%**	6.25%	6.25%	6.50%
Expected long-term rate of return on plan assets	**7.00%**	**N/A**	**N/A**	7.00%	N/A	N/A
Rate of compensation increase	**4.60%**	**2.75%**	**N/A**	6.10%	6.10%	N/A
Health care cost trend rate[1]	**N/A**	**N/A**	**10.00%**	N/A	N/A	10.00%

(1) Trending to 5.00% in 2010 and remaining at that rate thereafter.

The effect of a 1% increase in assumed health care cost trend rates would be an increase in the accrued other post-retirement benefit obligation of $6.5 million as at December 31, 2005 and an increase in the 2005 other post-retirement benefit expense of $0.9 million. A decrease of 1% in assumed health care cost trend rates would result in a decrease in the accrued other post-retirement benefit obligation of $5.1 million as at December 31, 2005 and a decrease in the 2005 other post-retirement benefit expense of $0.7 million.

In addition, the Company maintains a group RSP available only to certain employees. In 2005, the Company's contributions were $5.2 million (2004 – $5.0 million).

11. INCOME TAXES

The Company's effective income tax rate is derived as follows:

	2005	2004
Income taxes at Canadian federal and provincial statutory rates	**35.93%**	36.17%
Effect of:		
Dividend income	**(0.30)**	(0.22)
Net capital gains and losses	**(0.75)**	(0.74)
Share of earnings of affiliate *(Note 5)*	**(2.72)**	(3.06)
Preferred dividend paid	**0.79**	0.90
Other items	**(3.06)**	(2.33)
Effective income tax rate	**29.89%**	30.72%
Components of income tax expense are:		
Current income taxes	**$ 264,631**	$ 219,487
Future income taxes	**26,869**	45,482
	$ 291,500	$ 264,969

Future income taxes consist of the following taxable temporary differences:

	2005	2004
Future income tax assets		
Accrued benefit liabilities	**$ 18,371**	$ 17,645
Allowance for credit losses	**2,921**	6,607
Investment revaluations	**6,144**	9,434
Non-capital loss carryforwards	**13,164**	59,229
Restructuring costs	**2,375**	5,136
Other	**36,628**	43,299
	79,603	141,350
Future income tax liabilities		
Accrued benefit asset	**15,162**	15,059
Deferred selling commissions	**333,710**	305,670
Intangible assets	**164,572**	164,811
Unrealized gains on securities	**–**	59,707
Other	**15,876**	18,951
	529,320	564,198
Future income taxes	**$ 449,717**	$ 422,848

As at December 31, 2005, the Company has non-capital losses of $90.4 million (2004 – $112.7 million) available to reduce future taxable income, the benefits of which have not been recognized. If not utilized, these losses will expire as follows: 2007 – $1.6 million; 2008 – $5.7 million; 2009 – $4.4 million; 2010 – $40 million; 2013 – $0.2 million and 2014 – $38.5 million.

12. LONG-TERM DEBT

	RATE	MATURITY	2005	2004
Debentures in Series [1]				
1997	6.65%	December 13, 2027	**$ 125,000**	$ 125,000
2001	6.75%	May 9, 2011	**450,000**	450,000
2001	7.45%	May 9, 2031	**150,000**	150,000
2002	7.00%	December 31, 2032	**175,000**	175,000
2003	6.58%	March 7, 2018	**150,000**	150,000
2003	7.11%	March 7, 2033	**150,000**	150,000
Note payable to related party				
Power Financial Corporation	10.60%	January 16, 2006	**25,010**	26,795
			$ 1,225,010	$ 1,226,795

(1) The debentures are redeemable by the Company, in whole or in part, at any time, at the greater of par and a formula price based upon yields at the time of redemption.

Interest expense relating to long-term debt was $85.7 million (2004 – $90.9 million).

The note payable to Power Financial Corporation was repaid on January 16, 2006. There are no other required principal repayments in the next five years.

13. SHARE CAPITAL

Authorized

Unlimited number of:

First preferred shares, issuable in series
Second preferred shares, issuable in series
Class 1 non-voting shares
Common shares

Issued and outstanding

	2005		2004	
	SHARES	STATED VALUE	SHARES	STATED TOTAL
First preferred shares, Series A	**14,400,000**	**$ 360,000**	14,400,000	$ 360,000
Common shares				
Balance, beginning of year	**264,598,380**	**$ 1,475,405**	264,089,791	$ 1,446,063
Issued under Stock Option Plan *(Note 14)*	**525,533**	**9,382**	529,893	9,138
Purchased for cancellation	**(584,700)**	**(3,268)**	(756,100)	(4,162)
Issued on acquisition of Investment Planning Counsel *(Note 21)*	**–**	**–**	734,796	24,366
Balance, end of year	**264,539,213**	**$ 1,481,519**	264,598,380	$ 1,475,405

IGM FINANCIAL INC.

13. SHARE CAPITAL *(continued)*

Preferred Shares

The preferred shares are entitled to a fixed 5.75% annual non-cumulative dividend payable quarterly. Such shares are redeemable by the Company on or after June 30, 2009 in cash, at $26.00 per share if redeemed prior to June 30, 2010, $25.67 if redeemed on or after June 30, 2010, but prior to June 30, 2011, $25.33 if redeemed on or after June 30, 2011, but prior to June 30, 2012 and $25.00 if redeemed on or after June 30, 2012. On or after June 30, 2009, the Company may convert each preferred share into that number of common shares determined by dividing the then applicable redemption price by the greater of $2.00 and 95% of the weighted-average trading price of the common shares at such time. On or after June 30, 2013, subject to the right of the Company to redeem for cash or to find substitute purchasers for such shares, each preferred share will be convertible at the option of the holder into that number of common shares determined by dividing $25.00 by the greater of $2.00 and 95% of the weighted-average trading price of the common shares at such time.

Normal Course Issuer Bid

The Company commenced a normal course issuer bid, effective for one year, on February 23, 2005. Under this bid, the Company may purchase up to 13.2 million or 5% of its common shares as at February 18, 2005. As at December 31, 2005, 584,700 shares were purchased at a cost of $23.3 million. The premium paid to purchase the shares in excess of the stated value was charged to Retained earnings.

On February 22, 2004, the Company commenced a normal course issuer bid, effective for one year, authorizing it to purchase up to 13.2 million or 5% of its common shares outstanding as at January 31, 2004. As at December 31, 2004, 756,100 shares were purchased at a cost of $26.9 million. The premium paid to purchase the shares in excess of the stated value was charged to Retained earnings.

14. STOCK-BASED COMPENSATION

Stock Option Plan

Under the terms of the Company's Stock Option Plan (Plan), options to purchase common shares are periodically granted to employees and financial planning consultants at prices not less than the fair market value of such shares immediately prior to the grant date. The options are subject to time and/or performance vesting conditions set out at the grant date and are exercisable no later than 10 years after the grant date. At December 31, 2005, 17,852,915 (2004 – 18,378,448) common shares were reserved for issuance under the Plan.

During 2005, the Company granted 1,920,800 options to employees (2004 – 1,522,500) and nil options to non-employees (2004 – 88,750). A portion of the options granted to employees are subject to performance targets. The weighted-average fair value of options granted during the year ended December 31, 2005 has been estimated at $7.76 per option (2004 – $7.19) using the Black-Scholes option pricing model, based on the following assumptions: (i) risk-free interest rate of 4.04% (2004 – 4.01%), (ii) expected option life of six years (2004 – six years), (iii) expected volatility of 25.00% (2004 – 25.00%) and (iv) expected dividend yield of 3.42% (2004 – 3.28%).

The Company recorded compensation expense related to its stock option program of $5.0 million (2004 – $2.9 million).

14. STOCK-BASED COMPENSATION *(continued)*

	2005		2004	
	NUMBER OF OPTIONS	WEIGHTED-AVERAGE EXERCISE PRICE	NUMBER OF OPTIONS	WEIGHTED-AVERAGE EXERCISE PRICE
Balance, beginning of year	**7,243,068**	**$ 24.23**	6,303,023	$ 21.21
Granted	**1,920,800**	**37.69**	1,611,250	33.82
Exercised	**(525,533)**	**17.52**	(529,893)	17.12
Cancelled	**(186,575)**	**30.34**	(141,312)	25.38
Balance, end of year	**8,451,760**	**$ 27.57**	7,243,068	$ 24.23
Exercisable, end of year	**3,854,090**	**$ 21.99**	2,752,397	$ 19.80

Options outstanding at December 31, 2005	EXPIRY DATE	EXERCISE PRICE ($)	OPTIONS OUTSTANDING	OPTIONS EXERCISABLE
	2007	**12.98**	**41,920**	**41,920**
	2008	**20.99**	**55,950**	**55,950**
	2009	**20.00–24.27**	**322,070**	**322,070**
	2010	**17.00**	**44,000**	**44,000**
	2011	**19.83–22.78**	**3,166,274**	**2,655,124**
	2012	**27.81**	**92,640**	**46,746**
	2013	**25.66–28.66**	**1,333,533**	**419,852**
	2014	**33.52–35.77**	**1,505,173**	**268,428**
	2015	**37.09–37.78**	**1,890,200**	**–**
			8,451,760	**3,854,090**

Share Purchase Plans

Under the Company's share purchase plans, eligible employees and financial planning consultants can elect each year to have a percentage of their annual earnings withheld, subject to a maximum, to purchase the Company's common shares. The Company matches 50% of the contribution amounts. All contributions are used by the plan trustee to purchase common shares in the open market. Shares purchased with Company contributions vest after a maximum period of three years following the date of purchase. The Company's contributions are recorded in Non-commission expense as paid and totalled $8.2 million (2004 – $6.3 million).

Deferred Share Unit Plan

The Company has a deferred share unit plan for the directors of the Company to promote a greater alignment of interest between directors and shareholders of the Company. Under the Plan, directors are required to receive 50% of their annual retainer in the form of deferred share units and may elect to receive the balance of their annual retainer in cash or deferred share units. Directors may elect to receive their attendance fees in a combination of deferred share units and cash. The number of deferred share units granted is determined by dividing the amount of remuneration payable by the average closing price on the Toronto Stock Exchange of the common shares of the Company on the last five days of the fiscal quarter (the "value of deferred share unit"). A director who has elected to receive deferred share units will receive additional deferred share units in respect of dividends payable on common shares, based on the value of a deferred share unit at the dividend payment date. Deferred share units are redeemable when a participant is no longer a director, officer or employee of the Company or any of its affiliates by a lump sum cash payment, based on the value of the deferred share units at that time. At December 31, 2005, the fair value of the deferred share units outstanding was $4.7 million (2004 – $2.9 million). Changes in the fair value of the deferred share unit plan are recognized in Non-commission expense during the period in which the change occurs.

15. DERIVATIVE FINANCIAL INSTRUMENTS

The Company enters into derivative contracts which are negotiated in the over-the-counter market with Schedule I and Schedule II Chartered bank counterparties on a diversified basis. In all cases the derivative contracts are used for non-trading purposes. Interest rate swaps are contractual agreements between two parties to exchange the related interest payments based on a specified notional amount and reference rate for a specified period. Options are contractual agreements which convey the right, but not the obligation, to buy or sell specific securities at a fixed price at a future date. Forward sales are contractual agreements to sell a financial instrument on a future date at a specified price.

The amount subject to credit risk is limited to the current fair value of the instruments which are in a gain position. This represents only a small percentage of the notional amount. The credit risk is presented below without giving effect to any netting agreements or collateral arrangements and does not reflect actual or expected losses. The total estimated fair value represents the total amount that the Company would receive or pay to terminate all agreements at each year end. However, this would not result in a gain or loss to the Company as the derivative instruments which correlate to certain assets and liabilities provide offsetting gains or losses.

The following table summarizes the Company's derivative financial instruments at December 31:

	NOTIONAL AMOUNT					
2005	1 YEAR OR LESS	1–5 YEARS	OVER 5 YEARS	TOTAL	CREDIT RISK	TOTAL ESTIMATED FAIR VALUE
Swaps	**$ 127,745**	**$ 417,685**	**$ 3,868**	**$ 549,298**	**$ 3,686**	**$ 3,130**
Options purchased	**–**	**23,179**	**–**	**23,179**	**76**	**76**
Options written	**–**	**31,106**	**–**	**31,106**	**–**	**(29,259)**
Forward contracts	**6,091**	**–**	**–**	**6,091**	**964**	**962**
	$ 133,836	**$ 471,970**	**$ 3,868**	**$ 609,674**	**$ 4,726**	**$ (25,091)**
2004						
Swaps	$ 157,093	$ 398,601	$ 4,414	$ 560,108	$ 6,935	$ 2,583
Options purchased	24,336	23,179	–	47,515	1,200	1,200
Options written	29,364	31,106	–	60,470	–	(16,560)
Forward contracts	10,878	5,100	–	15,978	120	(2,365)
	$ 221,671	$ 457,986	$ 4,414	$ 684,071	$ 8,255	$ (15,142)

IGM FINANCIAL INC.

16. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table presents the fair value of on and off-balance sheet financial instruments using the valuation methods and assumptions described below. Fair value represents the amount that would be exchanged in an arm's length transaction between willing parties under no compulsion to act and best evidenced by a quoted market price, if one exists. Fair values are management's estimates and are generally calculated using market conditions at a specific point in time and may not reflect future fair values. The calculations are subjective in nature, involve uncertainties and matters of significant judgment.

	2005		2004	
	CARRYING VALUE	FAIR VALUE	CARRYING VALUE	FAIR VALUE
Assets				
Cash and cash equivalents	**$ 1,068,061**	**$ 1,068,061**	$ 864,990	$ 864,990
Securities	**178,011**	**301,690**	126,310	254,118
Loans	**512,989**	**512,582**	496,652	499,457
Accounts and other receivables	**161,201**	**161,201**	172,580	172,580
Total financial assets	**$ 1,920,262**	**$ 2,043,534**	$ 1,660,532	$ 1,791,145
Liabilities				
Deposits and certificates	**$ 692,770**	**$ 694,302**	$ 710,950	$ 717,184
Other financial liabilities	**480,887**	**480,887**	494,612	494,612
Long-term debt	**1,225,010**	**1,450,011**	1,226,795	1,377,496
Total financial liabilities	**$ 2,398,667**	**$ 2,625,200**	$ 2,432,357	$ 2,589,292
Off-balance sheet derivatives *(Note 15)*	**$ –**	**$ (28,221)**	$ –	$ (17,725)

Fair value is determined using the following methods and assumptions:

The fair value of short-term financial instruments approximate carrying value. These include cash and cash equivalents, accounts and other receivables, and other financial liabilities.

Securities are valued at quoted market prices, when available. When a quoted market price is not readily available, alternative valuation methods may be used.

Loans are valued by discounting the expected future cash flows at market interest rates for loans with similar credit risk.

Deposits and certificates are determined by discounting the contractual cash flows using market interest rates currently offered for deposits with similar terms and credit risks.

Long-term debt is determined by reference to current market prices for debentures and notes payable with similar terms and risks.

Derivative financial instruments fair values are based on quoted market prices, where available, prevailing market rates for instruments with similar characteristics and maturities, or net present value analysis.

17. EARNINGS PER COMMON SHARE

	2005	2004
Earnings		
Net income	**$ 682,427**	$ 596,396
Number of common shares *(in thousands)*		
Average number of common shares outstanding	**264,573**	264,431
Add:		
– Potential exercise of outstanding stock options	**2,036**	1,579
Average number of common shares outstanding – Diluted basis	**266,609**	266,010
Earnings per common share *(in dollars)*		
Basic	**$ 2.58**	$ 2.26
Diluted	**$ 2.56**	$ 2.24

In certain circumstances, the preferred shares referred to in Note 13 are convertible into common shares. These conversions are not included in the calculation of diluted earnings per share as the Company has the option to settle in cash instead of shares.

18. CONTINGENCIES, COMMITMENTS AND GUARANTEES

Contingencies

Investors Group and Mackenzie are subject to legal actions, including class actions, arising in the normal course of their business. Three class actions related to alleged market timing trading activity in mutual funds of the companies have been commenced. Investors Group entered into settlement agreements in 2004 with a number of its securities regulators in respect of such market timing trading activity. Although it is difficult to predict the outcome of such legal actions, based on current knowledge and consultation with legal counsel, management does not expect the outcome of any of these matters, individually or in aggregate, to have a material adverse effect on the Company's consolidated financial position.

Commitments

The Company is committed to the following annual lease payments under its operating leases: 2006 – $36.6 million; 2007 – $32.0 million; 2008 – $26.6 million; 2009 – $19.2 million; and 2010 and thereafter – $36.5 million.

Guarantees

In the normal course of operations, the Company executes agreements that provide for indemnifications to third parties in transactions such as business dispositions, business acquisitions, loans and securitization transactions. The Company has also agreed to indemnify its directors and officers. The nature of these agreements precludes the possibility of making a reasonable estimate of the maximum potential amount the Company could be required to pay third parties as the agreements often do not specify a maximum amount and the amounts are dependent on the outcome of future contingent events, the nature and likelihood of which cannot be determined. Historically, the Company has not made any payments under such indemnification agreements.

19. RELATED PARTY TRANSACTIONS

The Company enters into transactions with The Great-West Life Assurance Company (Great-West), London Life Insurance Company (London Life) and The Canada Life Assurance Company (Canada Life), subsidiaries of its affiliate, Lifeco. These transactions are in the normal course of operations and have been recorded at the agreed upon exchange amounts.

During 2005 and 2004, the Company provided to and received from Great-West, a member of the Power Financial Corporation group of companies, certain administrative services. The Company distributes life insurance and disability insurance products under a distribution agreement with Great-West and Canada Life and received $37.2 million in distribution fees (2004 – $17.8 million). London Life distributes certain mutual funds of the Company.

During 2005, the Company sold residential mortgage loans to Great-West and London Life for $122.8 million (2004 – $76.9 million).

Mackenzie Financial Corporation (Mackenzie), a subsidiary of the Company, is party to a set off arrangement involving a wholly-owned subsidiary of Mackenzie and an entity managed by Mackenzie. As part of this arrangement, the parties have the legal right and intent to settle on a net basis certain related party financial assets and liabilities. These assets and liabilities, which totalled nil at December 31, 2005 (2004 – $3.7 billion), have been offset and, accordingly, have no impact on the Consolidated Balance Sheets. During the year, Mackenzie earned investment income of $3.0 million (2004 – $1.8 million) and incurred interest expense of $3.0 million (2004 – $1.8 million) related thereto.

20. SEGMENTED INFORMATION

Investors Group and Mackenzie earn fee-based revenues in the conduct of their core business activities which are primarily related to the distribution, management and administration of their mutual funds. Fee revenues are also derived from the provision of brokerage services. Intermediary revenues are derived primarily from the assets funded by deposit and certificate products and from mortgage banking and servicing activities. In addition, Investors Group earns fee revenue from the distribution of insurance products and equity income from its investment in Lifeco.

Corporate and Other includes primarily Investment Planning Counsel, net investment income on unallocated investments, and interest expense on corporate debt.

The results of the reportable segments reflect the Company's internal financial reporting systems.

2005	INVESTORS GROUP	MACKENZIE	CORPORATE AND OTHER	TOTAL
Fee and net investment income				
Management	$ 921,015	$ 691,324	$ 32,398	$ 1,644,737
Administration	166,673	138,004	2,714	307,391
Distribution	113,778	33,961	64,605	212,344
Net investment income and other	126,360	19,052	37,696	183,108
	1,327,826	882,341	137,413	2,347,580
Operating expenses				
Commissions	326,496	339,934	60,041	726,471
Non-commission	265,461	258,890	30,975	555,326
	591,957	598,824	91,016	1,281,797
Earnings before undernoted	$ 735,869	$ 283,517	$ 46,397	1,065,783
Interest expense				90,425
Income before income taxes and non-controlling interest				975,358
Income taxes				291,500
Income before non-controlling interest				683,858
Non-controlling interest				1,431
Net income				$ 682,427
Identifiable assets	$ 1,364,130	$ 2,197,908	$ 871,355	$ 4,433,393
Goodwill	1,347,781	943,550	82,152	2,373,483
Total assets	$ 2,711,911	$ 3,141,458	$ 953,507	$ 6,806,876

20. SEGMENTED INFORMATION *(continued)*

2004	INVESTORS GROUP	MACKENZIE	CORPORATE AND OTHER	TOTAL
Fee and net investment income				
Management	$ 830,273	$ 645,511	$ 15,873	$ 1,491,657
Administration	156,293	140,498	2,821	299,612
Distribution	94,189	35,599	34,683	164,471
Net investment income and other	123,322	15,841	24,168	163,331
	1,204,077	837,449	77,545	2,119,071
Operating expenses				
Commissions	264,050	320,152	32,504	616,706
Non-commission	273,766	255,651	14,839	544,256
	537,816	575,803	47,343	1,160,962
Earnings before undernoted	$ 666,261	$ 261,646	$ 30,202	958,109
Interest expense				95,593
Income before income taxes and non-controlling interest				862,516
Income taxes				264,969
Income before non-controlling interest				597,547
Non-controlling interest				1,151
Net income				$ 596,396
Identifiable assets	$ 1,324,433	$ 2,169,708	$ 607,479	$ 4,101,620
Goodwill	1,346,245	923,590	101,756	2,371,591
Total assets	$ 2,670,678	$ 3,093,298	$ 709,235	$ 6,473,211

21. ACQUISITION OF INVESTMENT PLANNING COUNSEL

On May 10, 2004, the Company acquired 74.7% of the outstanding common shares of Investment Planning Counsel, a Canadian financial services company. The results of its operations have been included in the Consolidated Financial Statements since that date.

The aggregate purchase price was $100.3 million, consisting of $75.9 million of cash including transaction costs, and common shares valued at $24.4 million. The value of the 734,796 common shares issued was determined based on the weighted-average market price of the Company's shares over the two-day period before and after the terms of the acquisition were agreed to and announced.

The following table summarizes the fair value of the assets acquired and liabilities assumed at the date of acquisition.

Fair value of assets acquired:	
Cash and cash equivalents	$ 12,035
Deferred selling commissions	7,837
Future income taxes	2,541
Other assets	27,135
Management contracts	17,147
Distribution contracts	24,421
	91,116
Less fair value of liabilities assumed:	
Deposits	20,564
Other liabilities	50,050
Long-term debt	23,044
	93,658
Fair value of net assets acquired	(2,542)
Goodwill	102,814
Total purchase consideration	$ 100,272

Included in Other liabilities are accruals for contract termination costs of $26.7 million which were paid during the second quarter of 2004, and other restructuring costs of $5.5 million related to the acquisition.















HIGHLIGHTS

Power Financial and the Frère group of Charleroi, Belgium, each hold 50% of Parjointco N.V., a Dutch company that, as of December 31, 2005, held a 61.4% voting interest (2004 — 61.4%) and a 54.1% equity interest (2004 — 54.3%) in Pargesa Holding S.A. (Pargesa), the parent company of the Pargesa group. Pargesa has its head office in Geneva, Switzerland, and its shares are listed on the Swiss Exchange. The Pargesa group holds interests in various large European companies active primarily in the media and entertainment, energy, water, waste services, specialty minerals, cement and building materials sectors.

The carrying value of Power Financial's interest in Parjointco at year-end was $1.50 billion, as compared with $1.65 billion in 2004. The decrease in the carrying value results primarily from negative foreign currency translation adjustments, which more than offset Power Financial's share of earnings of its European affiliate, net of dividends received. Besides its interest in Pargesa, Parjointco had other assets and liabilities for a net amount of $(45) million at year-end, including bank loans of $46 million.

As of December 31, 2005, Pargesa held a 48.1% interest (2004 — 48.0%) in the Belgian holding company Groupe Bruxelles Lambert (GBL), representing 50.0% of the voting rights. GBL, which is based in Brussels, Belgium, is listed on the Euronext Brussels stock exchange. At the same date, Pargesa and GBL jointly held a 53.0% interest (2004 — 53.5%) in Imerys (specialty minerals), a company listed on the Paris stock exchange. In addition, Pargesa held 100% of Orior Holding S.A., also based in Switzerland, which is active in the food industry. GBL holds the group's interests in Bertelsmann (media and entertainment), Total (energy), Suez (energy, water, and waste services) and Lafarge (cement and building materials).

In January 2006, GBL announced that it had acquired a 6.5% equity interest in Lafarge, the cement and building material world leader. GBL further increased its interest in the company and, as of March 28, 2006, held 8.1% of Lafarge.

In January 2006, GBL announced that, in accordance with its shareholder agreement with the Mohn family (the controlling shareholder of Bertelsmann), GBL's Board of Directors had decided that it would pursue the possible exercise of its right to require the public listing of shares of Bertelsmann, if the market conditions are favourable, as from the end of May 2006.

Within the past 12 months, GBL invested more than substantial amounts primarily in Suez and Lafarge. On March 28, 2006, GBL announced that the company would issue new shares, for gross proceeds of €709 million. Pargesa will subscribe its prorate share of this new issue.

PARGESA GROUP — FINANCIAL INFORMATION

AS OF DECEMBER 31, 2005 [in millions of dollars][1]	PARGESA HOLDING S.A.	GROUPE BRUXELLES LAMBERT
Cash and temporary investments	1	170
Long-term debt	136[2]	592[3]
Shareholders' equity	7,756	14,025
Market capitalization	8,413	15,818

[1] Foreign currencies have been converted into Canadian dollars, using rates of 0.8859 for the Swiss franc and 1.3805 for the euro.

[2] Corporate debt of Pargesa only. Represents drawdowns from bank credit facilities maturing in 2011.

[3] Including $564 million of bonds redeemable in shares maturing in 2012.

At the end of December 2005, Pargesa's adjusted net asset value was $8,832 million, corresponding to a value per Pargesa share of SF117.8 (SF97.7 at the end of 2004, adjusted for the fifty-for-one subdivision of the shares that became effective on July 1, 2005). As of the same date, the five principal investments mentioned above represented 98% of the adjusted net asset value. Pargesa's adjusted net asset value is calculated on the basis of stock market prices for the listed holdings and of its share of consolidated shareholders' equity for the unlisted holdings (as per the most recent information provided by these companies).

PARGESA — BREAKDOWN OF ADJUSTED NET ASSET VALUE [FLOW-THROUGH BASIS]		
AS OF DECEMBER 31, 2005 [in millions of dollars]	NET ASSETS [PARGESA'S SHARE]	%
Total [3.8%]	3,304	37
Bertelsmann [25.1%][1]	1,388	16
Imerys [53.0%]	2,114	24
Suez [7.3%]	1,603	18
Lafarge [3.4%][2]	298	3
Other investments	213	3
Net cash and short-term assets, net of long-term debt[3]	(88)	(1)
	8,832	100

Note: Percentage of ownership denotes the cumulative interests of Pargesa and its subsidiaries and affiliates as of December 31, 2005.

Figures have been converted into Canadian dollars, using the rate of 0.8859.

[1] The value of the investment in the private company Bertelsmann, shown in the table above, is equivalent to Pargesa's economic interest in Bertelsmann's shareholders' equity as of December 31, 2005.

[2] GBL's interest in Lafarge was 8.1% as of March 28, 2006 — see above.

[3] Pargesa's share of net cash and short-term assets or long-term debt held by group holding companies.

CONSOLIDATED EARNINGS — IFRS PRESENTATION

As previously announced, Pargesa, which used to report its financial statements under Swiss GAAP, adopted International Financial Reporting Standards (IFRS) at the end of 2005, and has reported its full-year 2005 financial statements under IFRS. 2004 financial statements have been restated accordingly. The major impact of the adoption of IFRS on Pargesa's net earnings is that Pargesa no longer amortizes goodwill.

In addition to the IFRS presentation, Pargesa continues to present an economic analysis of its earnings in order to provide an overview of the sources of earnings, as well as a breakdown between operating and non-operating results.

Under IFRS standards, Pargesa must globally integrate into its own accounts those of GBL, Imerys and Orior, which were previously accounted for using the equity method.

SUMMARIZED STATEMENT OF EARNINGS — IFRS		
[in millions of Swiss francs]	2005	2004
Operating income	5,165.0	4,857.2
Operating charges	(4,656.6)	(4,289.6)
Other income and charges	146.3	47.8
Operating results	654.7	615.4
Dividends and interests on long-term investments	328.3	391.1
Financial results	(48.6)	(60.6)
Income taxes	(120.0)	(155.1)
Contribution from affiliates [equity method]	351.3	405.0
Net consolidated results before non-controlling interests	1,165.7	1,195.8
Non-controlling interests	(632.7)	(635.3)
Net consolidated results — shareholders	533.0	560.5

CONSOLIDATED EARNINGS — ECONOMIC PRESENTATION

According to the analysis presented below, Pargesa's operating earnings were SF509 million in 2005 compared with SF477 million in 2004.

Imerys recorded a 10% increase in net operating income for 2005.

Bertelsmann's contribution to operating earnings reflects improved operating results and, as in previous years, includes Pargesa's share of the portion of Bertelsmann's dividend which is not eliminated in the consolidation process. Although GBL received in 2005 a cash dividend of €120 million, as in 2004, the portion of this dividend which is not eliminated represented SF30 million in 2005 compared with SF50 million in 2004.

Total's annualized dividend per share increased 15% compared with 2004. The contribution from Total in 2004, however, reflected the non-recurring effect of the change in the new distribution policy implemented in the fall of 2004 by the company, which now pays its dividend in two installments instead of one annual dividend, as previously. As a result of this change, Total paid in 2004 both its last full annual dividend and its first interim dividend.

The dividend per share paid by Suez in 2005 increased 13% compared with 2004. Lafarge did not contribute to earnings in 2005, as the investments were made after the dividend payment.

Overall, the contribution to operating income from Pargesa's four major holdings was SF506 million in 2005, compared with SF494 million in 2004.

In 2005, Pargesa recorded non-operating income of SF24 million, as compared to SF84 million in 2004. Non-operating income in 2005 includes primarily Pargesa's share of gains recorded by Imerys and Bertelsman. Non-operating income for 2004 included, in particular, Pargesa's share of the gain recorded by GBL on disposal of its interest in BAIC, by Bertelsmann on disposal of a building in New York, and from the contribution of Bertelsmann's music-recording activities in its joint venture with Sony Music.

ECONOMIC ANALYSIS OF PARGESA'S NET EARNINGS[1]

[in millions of Swiss francs]	CUMULATIVE EQUITY INTEREST	PARGESA'S ECONOMIC INTEREST	CONTRIBUTION TO PARGESA'S EARNINGS[1]	
AS OF AND FOR THE YEARS ENDED DECEMBER 31			2005	2004
Contribution from principal holdings	%	%		
Equity accounted				
Imerys [industrial]	53.0	39.4	**179**	162
Bertelsmann [media and entertainment]	25.1	12.1	**196**	188
Non-consolidated				
Total [energy][2]	3.8	1.8	**93**	110
Suez [energy, water, waste services]	7.3	3.5	**38**	34
			506	494
Other holdings			**14**	11
Operating earnings from holding companies			**(11)**	(29)
Operating earnings			**509**	476
Non-operating earnings			**24**	84
Net earnings in Swiss francs			**533**	560
Net earnings in Canadian dollars[3]			**519**	586

[1] Earnings as shown in the table are those reported by Pargesa, and do not include adjustments or reclassifications made by Power Financial. As already mentioned, Pargesa adopted IFRS standards at the end of 2005 and 2004 financial statements have been restated accordingly.

[2] Includes in 2004 the non-recurring effect of the first interim dividend paid by Total [SF37 million].

[3] Average Swiss franc to Canadian dollar: 0.9746 in 2005 and 1.0473 in 2004.

BERTELSMANN

Bertelsmann reported an increase in its operating results in 2005. Consolidated revenues were €17.9 billion ($27.0 billion), an increase of 5.1%, and its operating EBIT increased 12.7% to reach €1,610 million ($2,429 million). Operating margin increased to 9.0% compared with 8.4% in 2004. Net income was €880 million ($1,327 million), compared with €1,032 million ($1,669 million) in 2004.

In January 2006, GBL announced that, in accordance with its shareholder agreement with the Mohn family (the controlling shareholder of Bertelsmann), GBL's Board of Directors had decided that it would pursue the possible exercise of its right to require the public listing of shares of Bertelsmann, if the market conditions are favourable, as from the end of May 2006.

TOTAL

Total benefited from a sharp rise in crude oil prices and refining margins, as well as a generally more favourable environment for chemicals in 2005. Adjusted net income increased by 31% to €12.0 billion ($18.1 billion) in 2005. This represented a 35% increase in adjusted earnings per share due to a substantial share buy-back program. Total's performance ranks among the best of the majors in terms of increase in adjusted earnings per share and in terms of return on capital employed, which rose to 27% in 2005. Net income, including non-recurring items, rose to €12.3 billion ($18.6 billion) from €10.9 billion ($17.6 billion) in 2004.

Continued exploration success, the launching of Yemen LNG and the acquisition of Deer Creek in Canada, among other projects, have allowed Total to increase the level of proven and probable reserves to 20 billion equivalent barrels at the end of 2005, which represents close to 22 years of production at the current rate. The solid reserve replacement rate stands at 120% in 2005. The group invested €11.2 billion ($16.9 billion) in 2005, from €8.9 billion ($14.4 billion) in 2004.

SUEZ

Suez recorded a sustained growth in activity, with total revenues increasing 9.0% to €41.5 billion ($62.6 billion) in 2005. This increase reflects an organic growth of 6.3% and the balance reflects group structure and currency effects, as well as increases in the price of gas. Total EBITDA grew 9.7% to reach €6.5 billion ($9.8 billion) and reflects the group's continued cost-cutting efforts and profitability improvements. Net income benefited from disposals and stands at €2.5 billion ($3.8 billion), compared with €1.7 billion in 2004 ($2.7 billion).

In August 2005, Suez launched a public offering of €11.2 billion to purchase the 49.9 per cent of its Belgian subsidiary Electrabel that it did not already own. This offer was finalized in December 2005 when Suez announced that it owned 99 per cent of Electrabel. In February 2006, Suez announced a possible merger with Gaz de France, which would create one of the largest gas groups in the world, with a strong presence in the LNG sector. This transaction is subject to proper approvals and authorizations.

IMERYS

In 2005, the markets in which Imerys operates remained soft and some non-recurring adverse factors impacted activity levels: a harsh winter, the seven-week strike in the Finnish paper industry and hurricanes in the United States during the third quarter. Despite these difficulties, compared with 2004 Imerys posted a 6.1% increase in sales to €3.0 billion ($4.5 billion).

Net income from recurring operations was €288 million ($433 million), an increase of 10% over 2004. This performance was reached despite substantial increases in the variable costs of production, principally energy. Net income, including non-recurring items, was €309 million ($466 million), compared with €240 million ($388 million) in 2004.

DIVIDEND

Pargesa's Board of Directors will propose to raise the dividend from SF2.00 to SF2.15 per bearer share at the May 2006 Annual Meeting of Shareholders.

OUTLOOK

The Pargesa group will continue to focus its activities on a small number of large European companies, with particular emphasis on their strategic development.

PARGESA HOLDING S.A.

PERCENTAGES DENOTE PARTICIPATING EQUITY INTEREST
AS OF DECEMBER 31, 2005



PARGESA
48.0%[1]
GROUPE BRUXELLES LAMBERT
25.1%
3.8%
6.5%
7.3%
26.2%
26.8%
BERTELSMANN
TOTAL
LAFARGE
SUEZ
IMERYS

[1] Pargesa held 50.0 per cent of the voting rights in GBL at December 31, 2005.

DISTRIBUTION OF ADJUSTED NET ASSET VALUE OF PARGESA
AT DECEMBER 31, 2005



BERTELSMANN
16%
IMERYS
24%
LAFARGE
3%
SUEZ
18%
TOTAL
37%
OTHER ASSETS, NET
2%

POWER CORPORATION OF CANADA

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To the holders of Participating Preferred Shares and Subordinate Voting Shares:

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders of POWER CORPORATION OF CANADA (the "Corporation") will be held at Le Windsor, 1170 Peel Street, Montréal, Québec, Canada, on Thursday, May 11, 2006, at 11:00 a.m., local time, for the following purposes:

[1] to elect directors;

[2] to appoint auditors;

[3] to receive the consolidated financial statements for the year ended December 31, 2005, and the auditors' report thereon;

[4] to consider shareholder proposals attached as Schedule "A" to the Management Proxy Circular; and

[5] to transact such other business as may properly come before the Meeting.

BY ORDER OF THE BOARD OF DIRECTORS

Montréal, Québec
March 29, 2006

Edward Johnson
Senior Vice-President, General Counsel and Secretary

IF YOU DO NOT EXPECT TO BE PRESENT AT THE MEETING, PLEASE COMPLETE, DATE AND SIGN THE ACCOMPANYING FORM OF PROXY AND RETURN IT IN THE ENVELOPE ENCLOSED.

Si vous préférez recevoir un exemplaire en français,
veuillez vous adresser au secrétaire,
Power Corporation du Canada
751, square Victoria
Montréal (Québec)
Canada H2Y 2J3

This Management Proxy Circular is sent in connection with the solicitation by the management of Power Corporation of Can: ("Power" or the "Corporation") of proxies for use at the Annual Meeting of Shareholders of the Corporation to be held on Thursday, May 11, 2 (the "Meeting"), or any adjournment thereof. The method of solicitation will be primarily by mail. However, proxies may also be solicitec regular employees of the Corporation in writing or by telephone at nominal cost. The cost of solicitation will be borne by the Corporation.

The following abbreviations have been used throughout this Management Proxy Circular:

NAME IN FULL	ABBREVIATION
Power Financial Corporation	PFC
Great-West Lifeco Inc.	Lifeco
IGM Financial Inc.	IGM
Pargesa Holding S.A.	Pargesa

APPOINTMENT OF PROXY

To be effective, proxies must be received by Computershare Investor Services Inc. ("Computershare"), Stock Transfer Services, 9th Floor, 100 Univer Avenue, Toronto, Ontario, Canada M5J 2Y1 (or be deposited with Computershare, Stock Transfer Services, 9th Floor, 100 University Avenue, Toro Ontario, Canada) not later than 5:00 p.m. on the last business day preceding the day of the Meeting, or any adjournment thereof, or be presen at the Meeting.

REVOCATION OF PROXY

A shareholder giving a proxy may revoke the proxy by instrument in writing executed by the shareholder or his or her attorney authorize writing or, if the shareholder is a corporation, by an officer or attorney thereof duly authorized, and deposited either at the registered office of Corporation, 751 Victoria Square, Montréal, Québec, Canada, at any time up to and including the last business day preceding the day of the Meet or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting, or any adjournm thereof, or in any other manner permitted by law, but prior to the exercise of such proxy in respect of any particular matter.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

On March 29, 2006, there were outstanding 48,854,772 Participating Preferred Shares and 401,549,709 Subordinate Voting Shares of the Corporat The Participating Preferred Shares and the Subordinate Voting Shares are herein sometimes collectively referred to as the "Voting Shares".

Each holder of Participating Preferred Shares is entitled to 10 votes and each holder of Subordinate Voting Shares is entitled to one vote at Meeting, or any adjournment thereof, for each share registered in the holder's name as at the close of business on March 17, 2006 (the "Rec Date"). The Subordinate Voting Shares represent 45 per cent of the aggregate voting rights attached to the Corporation's outstanding Voting Sha The final date by which the Corporation must receive a proposal for any matter that a shareholder proposes to raise at the annual meeting of Corporation to be held in 2007 is December 23, 2006.

The Articles of the Corporation do not contain any rights or provisions applicable to holders of Subordinate Voting Shares of the Corporation wh a takeover bid is made for the Participating Preferred Shares of the Corporation.

To the knowledge of the Directors and officers of the Corporation, as of March 29, 2006, the Honourable Paul Desmarais, the Chairman of Executive Committee, exercised, directly and through Gelco Entreprises Ltd. ("Gelco"), Pansolo Holding Inc. ("Pansolo"), 3439496 Canada ("3439496"), Ansopolo Investments Corporation ("Ansopolo"), Ramezay Investments Corporation ("Ramezay"), 3876357 Canada Inc. ("387635 Capucines Investments Corporation ("Capucines") and 3739074 Canada Inc. ("3739074"), control or direction over 48,603,392 Participating Prefer Shares and 78,531,678 Subordinate Voting Shares in the aggregate, representing 99.5 per cent and 19.6 per cent, respectively, of the outstanding sha of such classes and 63.1 per cent of the votes attached to the outstanding Voting Shares of the Corporation. To the knowledge of the Directors officers of the Corporation, Gelco was the owner of 48,235,700 Participating Preferred Shares, Pansolo was the owner of 23,216,033 Subordin Voting Shares and 367,692 Participating Preferred Shares, 3439496 was the owner of 4,000,000 Subordinate Voting Shares, Ansopolo was the ow of 2,916,812 Subordinate Voting Shares, Ramezay was the owner of 2,819,467 Subordinate Voting Shares, 3876357 was the owner of 40,686, Subordinate Voting Shares, Capucines was the owner of 3,125,000 Subordinate Voting Shares and 3739074 was the owner of 286 Subordinate Vot Shares representing respectively 98.7 per cent, 5.8 per cent, 0.7 per cent, 1.0 per cent, 0.7 per cent, 0.7 per cent, 10.1 per cent, 0.7 per cent and less th 1 per cent of the outstanding shares of such classes. To the knowledge of the Directors and officers of the Corporation, Gelco, Pansolo, 3439 Ansopolo, Ramezay, 3876357, Capucines and 3739074 were all controlled by Mr. Desmarais. To the knowledge of the Directors and officers of Corporation, no other person directly or indirectly owned, beneficially or of record, or exercised control or direction over, more than 10 per cen the shares of any class of voting shares of the Corporation.

ELECTION OF DIRECTORS

The Board of Directors of the Corporation consists of not less than 9 and not more than 28 members as determined from time to time by the Board of Directors, such number presently being fixed at 17. The 17 persons named hereunder will be proposed for election as Directors of the Corporation. Except where authority to vote in respect of the election of directors is withheld, the nominees named in the accompanying form of proxy will vote the shares represented thereby for the election of the persons named hereunder. Management of the Corporation does not contemplate that any of the persons named hereunder will be unable or unwilling to serve as a Director. However, if such event should occur prior to the election, the nominees named in the accompanying form of proxy reserve the right to vote for the election, in his or her stead, of such other person as they, in their discretion, may determine.

The *Canada Business Corporations Act* requires that the Corporation have an audit committee. The Board of Directors also appoints an executive committee and a compensation committee. On March 29, 2006, the Board of Directors also appointed a Related Party and Conduct Review Committee and a Governance and Nominating Committee as more fully described in the section entitled "Corporate Governance" of this Management Proxy Circular.

The term of office of each Director currently in office expires at the close of the Meeting. Each Director elected at the Meeting shall hold office until the close of the next Annual Meeting of Shareholders, unless he or she resigns or his or her office becomes vacant for any reason.

SELECTED BIOGRAPHICAL INFORMATION	SERVED AS DIRECTOR FROM	NUMBER OF EACH CLASS OF VOTING SECURITIES OF THE CORPORATION AND ITS AFFILIATES BENEFICIALLY OWNED, OR OVER WHICH CONTROL OR DIRECTION IS EXERCISED, AND NUMBER OF DEFERRED SHARE UNITS HELD, AS OF MARCH 29, 2006[F]	
PIERRE BEAUDOIN Québec, Canada Mr. Beaudoin has been President and Chief Operating Officer of Bombardier Aerospace, a division of Bombardier Inc. since 2001 and Executive Vice-President of Bombardier Inc. since 2004. He was previously President of Bombardier Business Aircraft and President and Chief Operating Officer of Bombardier Recreational Products, both divisions of Bombardier Inc. Mr. Beaudoin is also a Director of Bombardier Inc. and BRP Inc.	May 2005	1,654	Deferred Share Units of the Corporation
LAURENT DASSAULT Paris, France Mr. Dassault is Managing Director of Dassault Investissements, an investment and financing corporation based in Paris, France. He was previously Managing Director of Banque parisienne internationale. Mr. Dassault is Chairman of Midway Aircraft Corporation in the U.S., and of Dassault Belgique aviation, and a Director of a broad range of companies in France and elsewhere, including Groupe Industriel Marcel Dassault SA, Dassault Systèmes SA, Terramaris SA, Generali France SA, Industrial Procurement Services (U.S.), Assicurazioni Generali SPA (Italy), Keedelski SA (Switzerland), and Banque de Gestion Edmond de Rothschild (Luxembourg); he was a Director of Chenfeng Machinery (Taiwan) until 2005.	May 1997	4,885	Subordinate Voting Shares of the Corporation

[A] Member of the Audit Committee

[B] Member of the Executive Committee

[C] Member of the Compensation Committee

[D] Member of the Related Party and Conduct Review Committee

[E] Member of the Governance and Nominating Committee

[F] The members of the Board of Directors received all or a portion of their annual retainer and attendance fees in the form of deferred share units or in the form of Subordinate Voting Shares. The value of a deferred share unit of the Corporation is equal to the value of a Subordinate Voting Share at the relevant time. See "Compensation of Directors".

SELECTED BIOGRAPHICAL INFORMATION	SERVED AS DIRECTOR FROM	NUMBER OF EACH CLASS OF VOTING SECURITIES OF THE CORPORATION AND ITS AFFILIATES BENEFICIALLY OWNED, OR OVER WHICH CONTROL OR DIRECTION IS EXERCISED, AND NUMBER OF DEFERRED SHARE UNITS HELD, AS OF MARCH 29, 2006[F]
ANDRÉ DESMARAIS, O.C. [B][E] Québec, Canada Mr. Desmarais is President and Co-Chief Executive Officer of the Corporation and Deputy Chairman of PFC. Prior to joining the Corporation in 1981, he was Special Assistant to the Minister of Justice of Canada and an institutional investment counsellor at Richardson Greenshields Securities Ltd. He has held a number of senior positions with Power group companies and was named to his present position in 1996. He is a Director and a member of the Executive Committee of many Power group companies in North America, including PFC, Lifeco, The Great-West Life Assurance Company, Canada Life Financial Corporation, The Canada Life Assurance Company and IGM. He is also a Director of Pargesa and Bertelsmann AG in Europe, and of CITIC Pacific Limited in Asia in which Power holds a minority interest. He was also a Director of Bombardier Inc. until 2004. Mr. Desmarais is Honorary Chairman of the Canada China Business Council and is a member of several China-based organizations. Mr. Desmarais is active in cultural, health and other not-for-profit organizations in Montréal. In 2003, he was named an Officer of the Order of Canada.	May 1988	811,768 Subordinate Voting Shares of the Corporation 43,200 Common Shares of PFC 103,318 Common Shares of Lifeco 14,299 Deferred Share Units of the Corporati 13,718 Deferred Share Units of PFC 23,496 Deferred Share Units of Lifeco 12,245 Deferred Share Units of IGM
THE HONOURABLE PAUL DESMARAIS, P.C., C.C. [B] Québec, Canada Mr. Desmarais is Chairman of the Executive Committee of the Corporation. He acquired control of the Corporation in 1968. He is Chairman of the Board and Managing Director of Pargesa, and holds directorships in several Power group companies in Canada and Europe, including PFC, Pargesa and Groupe Bruxelles Lambert. He was a Director of Lifeco and its major subsidiaries and IGM until 2004. He is a member of the International Advisory Board of Barrick Gold Corporation. He is a member of the Queen's Privy Council for Canada, a Companion of the Order of Canada and an Officer of the National Order of Québec, as well as a Grand Officier de l'Ordre national de la Légion d'honneur (France) and a Commandeur de l'Ordre de Léopold II (Belgium).	May 1968	See "Voting Shares and Principal Holders Thereof" on page 2 87,318 Common Shares of Lifeco 467,839,296 Common Shares of PFC through the Corporation 308 Common Shares of PFC through 3439074 Canada Inc. 546,232,912 Common Shares of Lifeco through Pl 28,687,568 Common Shares of Lifeco through 3411893 Canada Inc. 53,957,584 Common Shares of Lifeco through 3439453 Canada Inc. 37,787,388 Common Shares of Lifeco through IG 142,400,080 Common Shares of IGM through PFC 5,532,000 Common Shares of IGM through 3411893 Canada Inc. 9,200,000 Common Shares of IGM through The Great-West Life Assurance Compan 17,996 Deferred Share Units of the Corporati 4,646 Deferred Share Units of PFC

[A] Member of the Audit Committee

[B] Member of the Executive Committee

[C] Member of the Compensation Committee

[D] Member of the Related Party and Conduct Review Committee

[E] Member of the Governance and Nominating Committee

[F] The members of the Board of Directors received all or a portion of their annual retainer and attendance fees in the form of deferred share units or in the form of Subordinate Voting Shares. The value of a deferred share unit of the Corporation is equal to the value of a Subordinate Voting Share at the relevant time. See "Compensation of Directors".

SELECTED BIOGRAPHICAL INFORMATION	SERVED AS DIRECTOR FROM	NUMBER OF EACH CLASS OF VOTING SECURITIES OF THE CORPORATION AND ITS AFFILIATES BENEFICIALLY OWNED, OR OVER WHICH CONTROL OR DIRECTION IS EXERCISED, AND NUMBER OF DEFERRED SHARE UNITS HELD, AS OF MARCH 29, 2006[F]
PAUL DESMARAIS, JR., O.C. [B][E] Québec, Canada Mr. Desmarais is Chairman and Co-Chief Executive Officer of the Corporation and Chairman of the Executive Committee of PFC. Prior to joining the Corporation in 1981, he was with S.G. Warburg & Co. in London, England, and with Standard Brands Incorporated in New York. He was Chairman of PFC from 1990 to 2005, Vice-Chairman from 1989 to 1990 and President and Chief Operating Officer from 1986 to 1989; he was named Chairman of the Executive Committee in 2005. He was named to his present position with the Corporation in 1996. He is a Director and member of the Executive Committee of many Power group companies in North America, including PFC, Lifeco, The Great-West Life Assurance Company, The Canada Life Assurance Company, Canada Life Financial Corporation, and IGM. He is also Vice-Chairman of the Board and Managing Director of Pargesa, Vice-Chairman of the Supervisory Board of Imerys, and is a Director of Groupe Bruxelles Lambert, Total S.A. and Suez S.A. Mr. Desmarais is a member of the International Council and a Director of the European Institute of Business Administration (INSEAD), Chairman of the Board of Governors of the International Economic Forum of the Americas, and Chairman of the International Advisory Committee of École des Hautes Études Commerciales in Montréal. He is involved in charitable and community activities in Montréal. In 2005, he was named an Officer of the Order of Canada.	May 1988	41,768 Subordinate Voting Shares of the Corporation 87,318 Common Shares of Lifeco 30,000 Common Shares of IGM 8,722 Deferred Share Units of the Corporation 8,269 Deferred Share Units of PFC 2,819 Deferred Share Units of Lifeco 6,310 Deferred Share Units of IGM
PAUL FRIBOURG [G] New York, U.S.A. Mr. Fribourg has been Chairman, President and Chief Executive Officer of ContiGroup Companies, Inc. (previously Continental Grain Company) since 1997. Prior thereto, he was President and Chief Operating Officer and prior to that he was Executive Vice-President of Continental Grain Company. Mr. Fribourg is a Director of Premium Standard Farms, Inc., Vivendi Universal S.A. and Loews Corporation.	May 2005	1,487 Deferred Share Units of the Corporation
ANTHONY R. GRAHAM [B][D][E] Ontario, Canada Mr. Graham is President of Wittington Investments, Limited ("Wittington"), the principal holding company of the Weston-Loblaw Group. Prior to joining Wittington he held senior positions in Canada and the U.K. with National Bank Financial Inc. (formerly Lévesque Beaubien Geoffrion Inc.), a leading Montréal-based investment dealer. He is also a Director of several companies, including PFC and other companies in the Power group, as well as George Weston Ltd., Loblaw Companies Ltd., Provigo Inc. and Graymont Limited. He is Vice-Chairman of the Council for Business and the Arts in Canada, Governor of the Art Gallery of Ontario and Chairman of the Shaw Festival Foundation.	May 2001	25,000 Subordinate Voting Shares of the Corporation 25,000 Common Shares of PFC 6,504 Deferred Share Units of the Corporation 5,846 Deferred Share Units of PFC

[A] Member of the Audit Committee
[B] Member of the Executive Committee
[C] Member of the Compensation Committee
[D] Member of the Related Party and Conduct Review Committee
[E] Member of the Governance and Nominating Committee
[F] The members of the Board of Directors received all or a portion of their annual retainer and attendance fees in the form of deferred share units or in the form of Subordinate Voting Shares. The value of a deferred share unit of the Corporation is equal to the value of a Subordinate Voting Share at the relevant time. See "Compensation of Directors".
[G] ContiFinancial Corporation ("CFN") made a voluntary filing of a Chapter 11 petition with the U.S. Bankruptcy Court for the Southern District of New York on May 17, 2000. Mr. Fribourg served as a director of CFN until April 2001. ContiGroup Companies, Inc. ("CGC") owned approximately 78% of CFN, and Mr. Fribourg is the Chairman, President and Chief Executive Officer of CGC as well as a shareholder of CGC.

SELECTED BIOGRAPHICAL INFORMATION	SERVED AS DIRECTOR FROM	NUMBER OF EACH CLASS OF VOTING SECURITIES OF THE CORPORATION AND ITS AFFILIATES BENEFICIALLY OWNED, OR OVER WHICH CONTROL OR DIRECTION IS EXERCISED, AND NUMBER OF DEFERRED SHARE UNITS HELD, AS OF MARCH 29, 2006[F]
ROBERT GRATTON Québec, Canada Mr. Gratton has been Chairman of PFC since May 2005. Prior thereto, he was President and Chief Executive Officer of PFC since April 1990. Before joining PFC as President in 1989, he was Chairman, President and Chief Executive Officer of Montreal Trust Company. He is a Director of PFC. He is Chairman and Director of a number of Power Financial companies, including Lifeco, The Great-West Life Assurance Company, Great-West Life & Annuity Insurance Company, London Life Insurance Company, Canada Life Financial Corporation, The Canada Life Assurance Company, IGM, Investors Group Inc. and Mackenzie Inc. He is also a Director of Pargesa. He is a member of the Harvard Business School Canadian Advisory Committee. Mr. Gratton has served as a member of the Conference Board of Canada, the C.D. Howe Institute and the Trilateral Commission and as a Director of several corporations, community organizations and foundations.	July 1989	37,911 Subordinate Voting Shares of the Corporation 11,180,000 Common Shares of PFC 664,992 Common Shares of Lifeco 75,000 Common Shares of IGM 9,160 Deferred Share Units of the Corporatio 9,649 Deferred Share Units of PFC 49,867 Deferred Share Units of Lifeco 33,898 Deferred Share Units of IGM
THE RIGHT HONOURABLE DONALD F. MAZANKOWSKI, P.C., O.C. [A][B][C][D][E] Alberta, Canada Mr. Mazankowski was a Member of The Parliament of Canada for 25 years and held several senior Cabinet positions including Deputy Prime Minister, Minister of Finance, Minister of Agriculture and President of the Queen's Privy Council. He is currently a Senior Adviser to Gowling Lafleur Henderson LLP. Since his retirement from public life in 1993, he has served as a Director of several Power group companies in Canada, including PFC, Lifeco, The Great-West Life Assurance Company, Canada Life Financial Corporation, The Canada Life Assurance Company and IGM. He is also a Director of Atco Inc., Shaw Communications Inc., Weyerhaeuser Company, Canadian Oil Sands Limited and a trustee of Yellow Pages Income Fund.	May 1996	2,000 Subordinate Voting Shares of the Corporation 4,000 Common Shares of PFC 3,000 Common Shares of Lifeco 1,000 Common Shares of IGM 5,364 Deferred Share Units of the Corporatic 6,935 Deferred Share Units of PFC 6,060 Deferred Share Units of Lifeco 4,146 Deferred Share Units of IGM
JERRY E.A. NICKERSON [B][C] Nova Scotia, Canada Mr. Nickerson is Chairman of the Board of H.B. Nickerson & Sons Limited, a management and holding company based in North Sydney, N.S. He is also a Director of several Power group companies in North America, including PFC, Lifeco, The Great-West Life Assurance Company, Canada Life Financial Corporation and The Canada Life Assurance Company.	May 1999	17,396 Subordinate Voting Shares of the Corporation 14,761 Common Shares of PFC 5,000 Common Shares of Lifeco 2,819 Deferred Share Units of Lifeco

[A] Member of the Audit Committee
[B] Member of the Executive Committee
[C] Member of the Compensation Committee
[D] Member of the Related Party and Conduct Review Committee
[E] Member of the Governance and Nominating Committee
[F] The members of the Board of Directors received all or a portion of their annual retainer and attendance fees in the form of deferred share units or in the form of Subordinate Voting Shares. The value of a deferred share unit of the Corporation is equal to the value of a Subordinate Voting Share at the relevant time. See "Compensation of Directors".

SELECTED BIOGRAPHICAL INFORMATION	SERVED AS DIRECTOR FROM	NUMBER OF EACH CLASS OF VOTING SECURITIES OF THE CORPORATION AND ITS AFFILIATES BENEFICIALLY OWNED, OR OVER WHICH CONTROL OR DIRECTION IS EXERCISED, AND NUMBER OF DEFERRED SHARE UNITS HELD, AS OF MARCH 29, 2006[F]
JAMES R. NININGER, PH.D.[A][C] Ontario, Canada Dr. Nininger is the retired President and Chief Executive Officer of the Conference Board of Canada, a leading research institute that provides its services to Canadian business, government and public sector organizations. He is a Director of Canadian Pacific Railway Limited, a member of the Human Resources and Compensation Committee of the Board of Trustees of the National Arts Centre, Vice-Chair of the Board of Governors of the Ottawa Hospital, a member of the Board of Directors of the Canadian Patient Safety Institute and of the Community Foundation of Canada, Chair of the Board of Governors of the Community Foundation of Ottawa and a member of the Board of Management of the Canada Revenue Agency.	May 2001	3,000 Subordinate Voting Shares of the Corporation 2,000 Common Shares of Lifeco 4,671 Deferred Share Units of the Corporation
R. JEFFREY ORR Québec, Canada Mr. Orr has been President and Chief Executive Officer of PFC since May 2005. From May 2001 until May 2005, he was President and Chief Executive Officer of IGM. Prior to joining IGM, he was Chairman and Chief Executive Officer of BMO Nesbitt Burns Inc. and Vice-Chairman, Investment Banking Group, Bank of Montreal. Mr. Orr had been with BMO Nesbitt Burns Inc. and predecessor companies since 1981. He is a Director of PFC, Lifeco, The Great-West Life Assurance Company, Great-West Life & Annuity Insurance Company, London Life Insurance Company, The Canada Life Assurance Company, IGM, Investors Group Inc. and Mackenzie Inc.	May 2005	20,000 Subordinate Voting Shares of the Corporation 200,200 Common Shares of PFC 20,000 Common Shares of Lifeco 120,100 Common Shares of IGM 1,654 Deferred Share Units of the Corporation 1,567 Deferred Share Units of PFC 7,878 Deferred Share Units of Lifeco 4,398 Deferred Share Units of IGM
ROBERT PARIZEAU[A] Québec, Canada Mr. Parizeau is Chairman of Aon Parizeau Inc., insurance brokers and risk consultants. He was previously President and Chief Executive Officer of Sodarcan Inc., a holding company operating in insurance, reinsurance and actuarial consulting. He was a Director of National Bank of Canada until 2003. Mr. Parizeau is also Chairman of the Board of Gaz Métro and a Director of National Bank Life Insurance Company, Canam Group Inc., SCOR Canada Reinsurance Company and Van Houtte Inc. He is also a Director of the Musée National des Beaux-Arts du Québec and of The Institute for Governance of Private and Public Organizations.	May 1985	24,000 Subordinate Voting Shares of the Corporation 10,400 Common Shares of PFC 15,664 Deferred Share Units of the Corporation

[A] Member of the Audit Committee

[B] Member of the Executive Committee

[C] Member of the Compensation Committee

[D] Member of the Related Party and Conduct Review Committee

[E] Member of the Governance and Nominating Committee

[F] The members of the Board of Directors received all or a portion of their annual retainer and attendance fees in the form of deferred share units or in the form of Subordinate Voting Shares. The value of a deferred share unit of the Corporation is equal to the value of a Subordinate Voting Share at the relevant time. See "Compensation of Directors".

SELECTED BIOGRAPHICAL INFORMATION	SERVED AS DIRECTOR FROM	NUMBER OF EACH CLASS OF VOTING SECURITIES OF THE CORPORATION AND ITS AFFILIATES BENEFICIALLY OWNED, OR OVER WHICH CONTROL OR DIRECTION IS EXERCISED, AND NUMBER OF DEFERRED SHARE UNITS HELD, AS OF MARCH 29, 2006[F]
MICHEL PLESSIS-BÉLAIR, FCA Québec, Canada Mr. Plessis-Bélair is Vice-Chairman and Chief Financial Officer of the Corporation and Executive Vice-President and Chief Financial Officer of PFC. Before joining the Corporation in 1986, he was Executive Vice-President and Director of Société générale de financement du Québec and prior to that Senior Vice-President of Marine Industries Limited. He is a Director of major Power group companies in both North America and Europe, including PFC, Lifeco, The Great-West Life Assurance Company, Canada Life Financial Corporation, The Canada Life Assurance Company, IGM, Pargesa and Groupe Bruxelles Lambert. He is also a Director of Lallemand Inc., the Université de Montréal and Hydro-Québec, and he is on the International Advisory Board of École des Hautes Études Commerciales in Montréal. He was also a Director of Westburne Inc. until 2000 and of Bell Canada International Inc. until 2003.	May 1988	157,409 Subordinate Voting Shares of the Corporation 6,000 Common Shares of PFC 40,000 Common Shares of Lifeco 4,000 Common Shares of IGM 6,070 Deferred Share Units of the Corporation 5,846 Deferred Share Units of PFC 2,819 Deferred Share Units of Lifeco 1,349 Deferred Share Units of IGM
JOHN A. RAE Québec, Canada Mr. Rae is Executive Vice-President, Office of the Chairman of the Executive Committee of the Corporation. He joined the Corporation in 1971 as Executive Assistant to the President and Chief Executive Officer. In 1978 he was named Vice-President of the Corporation. He is also a Director of Kasten Chase Applied Research Limited, BNP Paribas (Canada) and the Montreal Heart Institute Foundation, and is Chair of the Board of Trustees of Queen's University and Chair of the Capital Campaign of the McGill University Health Centre.	May 1988	105,898 Subordinate Voting Shares of the Corporation 2,922 Deferred Share Units of the Corporation
AMAURY DE SEZE [A] Paris, France Mr. de Seze is Chairman and Chief Executive Officer of Paris-based PAI partners, which manages independent funds and the equity investment portfolio of BNP Paribas, one of Europe's largest banks. He was also a member of the Executive Committee of BNP Paribas until 2004. He serves on the Board of Directors of several European-based companies including Eiffage SA, Publicis SA, Carrefour SA, Groupe Bruxelles Lambert and Pargesa. Prior to joining Paribas in 1993, he held senior positions with the Volvo Group as member of the Management Board.	May 2001	19,747 Subordinate Voting Shares of the Corporation
EMŐKE J.E. SZATHMÁRY, C.M., PH.D. [A][D] Manitoba, Canada Dr. Szathmáry is President and Vice-Chancellor of the University of Manitoba and a Professor in the Departments of Anthropology and Biochemistry and Medical Genetics. She was previously Provost and Vice-President (Academic) of McMaster University in Hamilton, and prior to that Dean of the Faculty of Social Sciences of the University of Western Ontario in London. She is a Director of PFC. She also serves on the Board of Directors of St. Boniface General Hospital, the J.W. Dafoe Foundation, the Manitoba Museum Foundation, the Canadian Credit Management Foundation, and the Canadian Genetic Diseases Network. She has received three honorary doctorates, is a Fellow of the Royal Society of Canada and is a Member of the Order of Canada.	May 1999	3,000 Common Shares of PFC 6,425 Deferred Share Units of the Corporation 3,813 Deferred Share Units of PFC

[A] Member of the Audit Committee
[B] Member of the Executive Committee
[C] Member of the Compensation Committee
[D] Member of the Related Party and Conduct Review Committee
[E] Member of the Governance and Nominating Committee
[F] The members of the Board of Directors received all or a portion of their annual retainer and attendance fees in the form of deferred share units or in the form of Subordinate Voting Shares. The value of a deferred share unit of the Corporation is equal to the value of a Subordinate Voting Share at the relevant time. See "Compensation of Directors".

BOARD OF DIRECTORS — MEETINGS HELD AND ATTENDANCE OF DIRECTORS

The information presented below reflects the number of Board of Directors and Board of Directors Committee meetings held and attendance for the year ended December 31, 2005 by Directors who are nominated for election. Shareholders should be aware that Directors make important contributions to the welfare of the Corporation outside meetings of the Board and its committees. Such contributions are not reflected in attendance figures. The Related Party and Conduct Review Committee and the Governance and Nominating Committee were created by the Board on March 29, 2006.

SUMMARY OF BOARD AND COMMITTEE MEETINGS HELD	
Board of Directors	6
Executive Committee	2
Audit Committee	6
Compensation Committee	3

SUMMARY OF ATTENDANCE OF DIRECTORS

DIRECTOR	BOARD MEETINGS ATTENDED	COMMITTEE	COMMITTEE MEETINGS ATTENDED
Pierre Beaudoin*	4	N/A	N/A
Laurent Dassault	3	N/A	N/A
André Desmarais	6	Executive	2
Hon. Paul Desmarais	3	Executive	1
Paul Desmarais, Jr.	6	Executive	2
Paul Fribourg*	2	N/A	N/A
Anthony R. Graham	6	Executive	2
Robert Gratton	6	N/A	N/A
The Rt. Hon. Donald F. Mazankowski	6	Executive Audit Compensation	2 6 3
Jerry E.A. Nickerson	6	Executive Compensation	2 3
James R. Nininger	6	Audit Compensation	6 3
R. Jeffrey Orr*	4	N/A	N/A
Robert Parizeau	6	Audit	6
Michel Plessis-Bélair	5	N/A	N/A
John A. Rae	6	N/A	N/A
Amaury de Seze	6	Audit	5
Emőke J.E. Szathmáry	5	Audit	6

*Elected to the Board on May 10, 2005

COMPENSATION OF DIRECTORS

DIRECTOR COMPENSATION

The Compensation Committee monitors developments in director compensation practices with the assistance of compensation consultants. On the advice of the Committee, since April 1, 2004, in addition to the basic annual retainer described below under "Dedicated Annual Board Retainer", the retainers and fees payable to all Directors are as follows: attendance fee for each meeting of the Board or a Committee: $1,750; additional retainer payable to members of each Committee, except Chairmen of Committees: $5,000; and additional retainer payable to Chairmen of Committees, except Audit and Executive: $15,000; Chairman of the Audit Committee: $20,000. The Honourable Paul Desmarais received $250,000 from the Corporation for his services as Chairman of the Executive Committee of the Corporation.

DEDICATED ANNUAL BOARD RETAINER

Also since April 1, 2004, all Directors receive a basic annual retainer of $60,000. Of this amount, $30,000 consists of a dedicated annual board retainer which is received by Directors in deferred share units under the Deferred Share Unit Plan, described below, or in the form of Subordinate Voting Shares acquired in the market under the Directors Share Purchase Plan, also described below.

The Corporation has a deferred share unit plan (the "DSU Plan") for the Directors of the Corporation to promote a greater alignment of interests between Directors and shareholders of the Corporation. Under the DSU Plan, for Directors who participate in the Plan, the $30,000 dedicated portion of the annual board retainer is used to acquire deferred share units. The number of deferred share units granted is determined by dividing the amount of remuneration payable by the five-day average closing price on the Toronto Stock Exchange of the Subordinate Voting Shares of the

Corporation on the last five days of the fiscal quarter (the "value of a deferred share unit"). A Director who elects to receive deferred share un receives additional deferred share units in respect of dividends payable on Subordinate Voting Shares, based on the value of a deferred share ui at that time. A deferred share unit is redeemable at the time a Director's membership on the Board is terminated or in the event of the death o Director by a lump sum cash payment, based on the value of a deferred share unit at that time. Directors can also elect to receive the balance the annual board retainer and the balance of attendance fees, committee fees and committee chairman fees in the form of deferred share un under the Plan.

Pursuant to the Directors Share Purchase Plan, for Directors who participate in the Plan, the $30,000 dedicated portion of the annual board retair is used to acquire Subordinate Voting Shares of the Corporation in the market. The Corporation also pays the administrative costs and brokera expenses incurred in connection with participation in the Plan, excluding fees and expenses associated with the sale of shares and taxes payal by a Director. Directors can also elect to receive the balance of the annual board retainer and the balance of the attendance fees, committee fe and committee chairman fees in the form of Subordinate Voting Shares acquired under the Plan.

In the view of the Committee and the Board, these Plans align the interests of Directors with those of the shareholders.

MANDATORY HOLDINGS BY DIRECTORS

Directors are required to hold Voting Shares of the Corporation or Deferred Share Units with a value equivalent to four times the basic annu retainer within five years of the later of: (a) their becoming a Director of the Corporation and (b) April 2, 2004.

EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

The Summary Compensation Table shows compensation information for each of the executive officers named (collectively, the "Named Executi Officers") for services rendered to the Corporation and its subsidiaries during the financial years indicated.

NAME AND PRINCIPAL POSITION	YEAR	ANNUAL COMPENSATION		LONG-TERM COMPENSATION AWARDS	ALL OTHER COMPENSATION [$][4]
		SALARY [$]	BONUS [$]	SECURITIES UNDER OPTIONS GRANTED [#]	
Paul Desmarais, Jr. [1]	2005	906,000	700,000	263,000	455,021
Chairman and Co-Chief	2004	884,000	700,000	268,000	428,401
Executive Officer	2003	860,000	2,000,000	–	330,474
André Desmarais [1]	2005	906,000	700,000	263,000	545,064
President and Co-Chief	2004	884,000	700,000	268,000	555,151
Executive Officer	2003	860,000	2,000,000	–	425,849
Michel Plessis-Bélair [1]	2005	700,000	400,000	66,000	474,411
Vice-Chairman and	2004	683,000	400,000	78,000	457,891
Chief Financial Officer	2003	664,000	600,000	–	365,719
Luc Jobin [2]	2005	562,500	300,000	261,000	983,500[3]
Executive Vice-President	–	–	–	–	–
	–	–	–	–	–
Arnaud Vial [1]	2005	458,000	200,000	36,000	11,450
Senior Vice-President, Finance	2004	447,000	175,000	42,000	11,176
	2003	435,000	200,000	–	18,875
John A. Rae	2005	454,000	100,000	57,000	84,120
Executive Vice-President,	2004	443,000	100,000	68,000	82,540
Office of the Chairman of the Executive Committee	2003	431,000	125,000	–	75,305

[1] Denotes salary, bonus and all other compensation paid to each such Named Executive Officer for his services both as an executive officer of the Corporation and with respect to his functions for PFC, a subsidiary of the Corporation.

[2] Mr. Jobin became Executive Vice-President on March 22, 2005.

[3] Including a one-time payment as reimbursement for compensation benefits foregone as a result of leaving prior employer.

[4] A substantial portion of this compensation, except in respect of Messrs. Jobin and Vial, represents board fees for services as a director of subsidiaries of the Corporation. The Corporation's contribution to acquire shares under Power's Share Purchase Plan, which is offered to all employees of the Corporation, has also been included under this item.

MANDATORY SHARE OWNERSHIP BY SENIOR MANAGEMENT

Members of senior management of the Corporation are required to hold a certain minimum number of shares as described in the Report of tl Compensation Committee in this Management Proxy Circular.

OPTION GRANTS IN LAST FINANCIAL YEAR

The table below shows information regarding grants of options to acquire Subordinate Voting Shares made to the Named Executive Officers under the Executive Stock Option Plan during the financial year ended December 31, 2005.

NAME	SECURITIES UNDER OPTIONS GRANTED [#][1]	PERCENTAGE OF TOTAL OPTIONS GRANTED TO EMPLOYEES IN FINANCIAL YEAR [%]	EXERCISE OR BASE PRICE [$/SECURITY]	MARKET VALUE OF SECURITIES UNDERLYING OPTIONS ON THE DATE OF GRANT [$/SECURITY]	EXPIRATION DATE
Paul Desmarais, Jr.	263,000	20	32.025	32.025	Feb. 22, 2015
André Desmarais	263,000	20	32.025	32.025	Feb. 22, 2015
Michel Plessis-Bélair	66,000	5	32.025	32.025	Feb. 22, 2015
Luc Jobin	261,000	20	32.025	32.025	Feb. 22, 2015
Arnaud Vial	36,000	3	32.025	32.025	Feb. 22, 2015
John A. Rae	57,000	4	32.025	32.025	Feb. 22, 2015

[1] Exercisable as to half on February 23, 2008 and the balance on February 23, 2009.

AGGREGATED OPTION EXERCISES IN LAST FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION VALUES

The following table summarizes for each of the Named Executive Officers the number of Subordinate Voting Shares of the Corporation acquired pursuant to the exercise of options under the Power Executive Stock Option Plan during the financial year ended December 31, 2005, the aggregate value realized upon exercise and the total number of Subordinate Voting Shares of the Corporation covered by unexercised options held at December 31, 2005.

NAME	SECURITIES ACQUIRED ON EXERCISE [#]	AGGREGATE VALUE REALIZED [$]	UNEXERCISED OPTIONS AT YEAR-END [#] EXERCISABLE/ UNEXERCISABLE	VALUE OF UNEXERCISED IN-THE-MONEY OPTIONS AT YEAR-END [$] EXERCISABLE/ UNEXERCISABLE
Paul Desmarais, Jr.	450,000	11,820,187	3,630,000 / 531,000	64,470,300 / 1,416,380
André Desmarais	628,000	16,693,025	3,780,000 / 531,000	68,412,112 / 1,416,380
Michel Plessis-Bélair	200,000	2,917,500	270,000 / 144,000	3,779,325 / 412,230
Luc Jobin	–	–	– / 261,000	– / 0
Arnaud Vial	40,980	699,950	418,020 / 60,000	6,913,694 / 221,970
John A. Rae	114,244	2,190,628	519,756 / 125,000	8,243,919 / 359,380

PENSION BENEFITS

The Corporation has a Supplementary Executive Retirement Plan (the "SERP") pursuant to which pension benefits may become payable to certain of the executive officers of the Corporation or any subsidiary of the Corporation (collectively, the "Power group"), as may be designated for participation by the Compensation Committee of the Board of Directors. The Named Executive Officers participate in the SERP.

Under the SERP, a participant becomes entitled to a maximum annual pension at normal retirement age equal to 60 per cent of the average of the highest 3 years of the participant's compensation out of the final 10 years of credited service, less the annual amount of the participant's pension under the Corporation's basic pension plan available to all employees and less the amount of the benefits payable under the Canada Pension Plan or the Québec Pension Plan on the date of retirement. The participant's average compensation covered under the SERP is calculated based on salary and bonuses received in respect of all Power group positions during the final 10 years of credited service. Entitlement to the maximum supplementary pension under the SERP requires 15 years of credited service with the Power group. The amount of the supplementary pension is reduced by 6⅔ per cent for each year of credited service with the Power group less than 15. No benefit is payable to a participant with less than five years of credited service at retirement. Normal retirement age under the SERP is 62 years. In the event of retirement prior to normal retirement age, the supplementary pension earned to the date of early retirement becomes payable, provided the participant has completed 10 years of credited service with the Power group, but is subject to a reduction in the supplementary pension benefit of 6 per cent for each year by which the retirement precedes age 60. Early retirement may not be elected prior to age 55.

Respective years of credited service under the SERP as of December 31, 2005 for the Named Executive Officers are as follows: Mr. Paul Desmarais, Jr., 14.17 years; Mr. André Desmarais, 13.58 years; Mr. Michel Plessis-Bélair, more than 15 years; Luc Jobin, 0.83 years; Mr. Arnaud Vial, 8.83 years and Mr. John A. Rae, more than 15 years.

The following table sets forth the annual pension benefits payable under the SERP and the Corporation's basic pension plan.

REMUNERATION	YEARS OF SERVICE		
	5	10	15 OR MORE
$ 400,000	$ 72,000	$152,000	$ 232,000
$ 500,000	$ 92,000	$192,000	$ 292,000
$ 750,000	$142,000	$292,000	$ 442,000
$1,000,000	$192,000	$392,000	$ 592,000
$1,250,000	$242,000	$492,000	$ 742,000
$1,500,000	$292,000	$592,000	$ 892,000
$1,750,000	$342,000	$692,000	$1,042,000
$2,000,000	$392,000	$792,000	$1,192,000
$2,250,000	$442,000	$892,000	$1,342,000

EMPLOYMENT CONTRACT

The Corporation has entered into an employment contract with Mr. Luc Jobin relating to his appointment as Executive Vice-President of t Corporation. The contract provides for an annual compensation including base salary, bonuses and board fees amounting to a minimum $1,000,000. Mr. Jobin is also entitled to an annual grant of stock options, based upon his salary amount. In addition, pursuant to the contra Mr. Jobin received a one time grant of 190,000 stock options upon commencing his duties, and a one-time payment of $950,000 to reimburse him : certain compensation benefits which were foregone by Mr. Jobin on leaving his prior employment. The contract provides that in the event Mr. Jok is terminated without cause, he will be entitled to an amount equal to two years base salary at such time. Based on his current base salary, t amount would be $1,300,000.

EQUITY COMPENSATION PLANS

The Corporation has an executive stock option plan (the "Executive Stock Option Plan") pursuant to which options on 11,909,195 Subordinate Voti Shares are presently outstanding and options on 5,473,100 Subordinate Voting Shares are available for issuance. Options currently outstanding a options available for issuance under the Executive Stock Option Plan represent less than five per cent of the aggregate Voting Shares of the Corporati outstanding. The Executive Stock Option Plan was accepted by the TSX and was approved by shareholders on May 10, 1985. Amendments to the numb of shares available for issuance under the Executive Stock Option Plan have also been approved by the Corporation's shareholders from time to tin

The Executive Stock Option Plan provides for the grant of options to key employees of Power and its subsidiaries, as designated by the Compensati Committee. The options are granted for a period of not more than ten years. A shorter option period may be established by the Compensati Committee. Generally, options granted prior to March 2004 vest on the basis of (i) as to the first 25 per cent, one year from the date of grant; (ii) to the next 25 per cent, two years from the date of grant; and (iii) as to the remaining 50 per cent, three years from the date of grant. Options grant since March 2004 generally vest on the basis of (i) as to the first 50 per cent, three years from the date of grant and (ii) as to the remaining 50 per ce four years from the date of grant. Options may be exercised earlier in the event of death, disability or a change of control of the Corporation.

The options granted under the Executive Stock Option Plan permit option holders to purchase Subordinate Voting Shares of the Corporation payment of the subscription price. The subscription price is established by the Compensation Committee and is not less than the market value the Subordinate Voting Shares on the date of the grant.

Unless otherwise determined by the Compensation Committee, options terminate upon the earlier of the date first established by the Compensati Committee and (i) three years from termination of employment by reason of death; (ii) three years from the date of death in the event of the dea of a retiree holding stock options; (iii) 12 months from termination of employment other than by reason of death, disability, retirement or dismis: for fraud or wilful fault or neglect; (iv) the date of termination of employment by reason of dismissal for fraud or wilful fault or neglect; and (v) t date of termination of employment in the case of an employee with less than one year's service at the date of grant.

The Executive Stock Option Plan may be amended by the Directors provided that (i) the approval of holders of a majority of the Subordinate Voti Shares and the Participating Preferred Shares is obtained, where the amendment would materially increase the benefits to participants, wot increase the number of shares issuable or would materially modify the requirements as to eligibility for participation and (ii) any approvals requir under applicable laws or stock exchange rules are obtained.

Options are not assignable other than by will or succession law.

The following table shows the number of securities authorized for issuance under equity compensation plans. The only equity compensation plan under which shares of the Corporation may be issued is the Executive Stock Option Plan.

AT DECEMBER 31, 2005	NUMBER OF SECURITIES TO BE ISSUED UPON EXERCISE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS	WEIGHTED-AVERAGE EXERCISE PRICE OF OUTSTANDING OPTIONS, WARRANTS AND RIGHTS	NUMBER OF SECURITIES REMAINING AVAILABLE FOR FUTURE ISSUANCE UNDER EQUITY COMPENSATION PLANS [EXCLUDING SECURITIES REFLECTED IN COLUMN [A]]
Plan Category	[A]	[B]	[C]
Equity compensation plans approved by security holders	13,194,210	16.99	5,473,100
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	13,194,210	16.99	5,473,100

REPORT OF THE COMPENSATION COMMITTEE ON EXECUTIVE COMPENSATION

COMPOSITION OF COMPENSATION COMMITTEE

The Board of Directors of the Corporation has appointed a Compensation Committee (the "Committee") composed of Messrs. Donald F. Mazankowski, Jerry E.A. Nickerson and James R. Nininger. These three Directors are independent of the Corporation in the Board's view and within the meaning of the CSA Guidelines, as more fully described in the Corporate Governance section later in this Management Proxy Circular.

The following is the Committee's report regarding the compensation of the executive officers of the Corporation for 2005.

MANDATE OF THE COMMITTEE

The mandate of the Committee is determined by the Corporation's Board of Directors and is described in summary in the Corporate Governance section later in this Management Proxy Circular.

The Committee retained the services of Towers Perrin to assist with preparing information and offer advice. Their services included performing competitive reviews of senior executive and Board compensation levels and trends. Towers Perrin also provided retirement and benefit consulting services to the Corporation.

EXECUTIVE COMPENSATION POLICY

Power's executive compensation policy has been designed to support the vision and mission of a diversified management and holding company. The primary objective of the Corporation is to generate sustained added-value for shareholders over the long term.

The Committee considers it important that total compensation [cash and all other employment related costs incurred by the Corporation] reflects the Corporation's entrepreneurial roots and corporate culture. The main objectives of the Corporation's executive compensation policy are to:

› attract and retain key executive talent with the knowledge and expertise required to develop and execute the business strategies of a major international holding organization,

› provide executives with a total compensation package competitive with that offered by other large global organizations based in North America, and

› ensure that long-term incentive compensation is a major component of total compensation.

To determine competitive compensation for executive positions, the Committee reviews data from a reference group of large financial services and management holding companies. The review entails all forms of compensation.

The reference group is composed of Canadian and U.S.-based companies, thus allowing the Corporation to offer its executives total compensation that is competitive in the North American market.

BASE SALARY

The Committee reviews and approves the base salary for each executive, taking into account each executive's responsibilities, experience and performance. During the review, the Committee considers the total compensation of each executive to ensure it remains aligned with the Corporation's total compensation policy.

ANNUAL BONUS

Bonuses may be paid to certain members of the executive team. The amount of individual bonuses is determined by factors including:

› financial performance of the Corporation for the year in absolute terms and compared with similar organizations,

› contribution to the execution of business plans,

› specific individual achievements,

› total compensation and alignment with the Corporation's policy.

STOCK OPTION PLAN AND SHARE OWNERSHIP REQUIREMENTS

The Committee believes that stock options are the most appropriate long term incentive for the Corporation for reasons that include t following:

› stock options with appropriate vesting conditions are an effective means of attracting and retaining key executives,

› the executives only benefit if shareholder value increases over the long term.

In determining option grants, the Committee considers several factors, including the amount and terms of an executive's outstanding share optio and how well his or her total compensation is aligned with the Corporation's executive compensation policy.

MANDATORY SHARE OWNERSHIP

The Committee believes that members of the executive team must own a significant amount of company stock to further align their interes directly with those of the Corporation's shareholders.

Accordingly, members of the Corporation's senior management are required to hold shares of the Corporation, with a minimum value determin as follows:

	MINIMUM OWNERSHIP REQUIREMENT (% OF ANNUAL BASE SALARY)
Co-Chief Executive Officers	500%
Executive and Senior Vice-Presidents and Chief Financial Officer	200%
Vice-Presidents	100%

The share ownership requirement must be met within five years of the later of: (a) their becoming a member of senior management of the Corporati and (b) April 2, 2004.

COMPENSATION OF THE CO-CHIEF EXECUTIVE OFFICERS

The Compensation of the Co-Chief Executive Officers is determined in accordance with the same executive compensation policy that applies all other executives.

The compensation of the Co-Chief Executive Officers is determined by the Board of Directors (in the absence of any management Directors) upc the advice of the Committee. It consists of a base salary and may also include a bonus component. The Co-Chief Executive Officers may al participate in the Corporation's Executive Stock Option Plan and the contributory Share Purchase Plan.

The Committee bases its advice respecting the compensation of the Co-Chief Executive Officers on considerations that include:

› operating results and growth and development of the Corporation and its subsidiaries,

› the comparison of overall and specific measures of financial performance with similar organizations,

› leadership in establishing strategic direction,

› many aspects of managing, planning for and overseeing the development of the Corporation and its subsidiaries, and

› the Corporation's total compensation policy.

Jerry E.A. Nickerson (Chairman)
Donald F. Mazankowski
James R. Nininger

PERFORMANCE GRAPH

The following Performance Graph shows the yearly change in the cumulative total shareholder return on the Corporation's Subordinate Voting Shares compared with the S&P/TSX Composite Index, over the five-year period ended December 31, 2005.

The year-end values of each investment are based on share appreciation plus dividends paid in cash, with the dividends reinvested on the date they were paid.



Five-Year Cumulative Total Returns
VALUE OF $100 INVESTED ON DECEMBER 31, 2000
$220
$170
$120
$ 70
INDEX VALUE
Power
S&P/TSX Composite Index
COMPOUND ANNUAL GROWTH
13.6%
6.6%
2000
2001
2002
2003
2004
2005

Note:
Power:
Assumes that all dividends were reinvested.
S&P/TSX Composite Index:
Total return index [all dividends reinvested].
Source: Bloomberg

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

The Corporation has purchased liability insurance for its Directors and officers. The total amount of such insurance purchased and paid for by the Corporation and its subsidiary, PFC, for both groups is $50,000,000 at a cost of $489,898 per year with a retention amount (deductible) of $1,000,000.

APPOINTMENT OF AUDITORS

It is proposed to re-appoint Deloitte & Touche LLP as auditors of the Corporation at the Meeting, or any adjournment thereof, to hold office until the close of the next Annual Meeting of Shareholders. Except where authority to vote in respect of the appointment of auditors is withheld, the nominees named in the accompanying form of proxy will vote the shares represented thereby for the appointment of Deloitte & Touche LLP as auditors of the Corporation. The resolution to re-appoint Deloitte & Touche LLP will be passed, if approved, by a majority of the votes cast at the Meeting.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Corporation believes in the importance of good corporate governance and the central role played by directors in the governance process. The Corporation believes that sound corporate governance is essential to the well being of the Corporation and its shareholders.

Power is an international management and holding company. It has had controlling shareholders since its beginnings in 1925. Its present controlling shareholder has held control since 1968 and today holds in the aggregate, directly or indirectly, or holds voting power over, shares carrying approximately 63 per cent of the votes. Power is not an operating company and a substantial portion of its interests are located outside Canada, specifically in the United States, Europe and Asia. These characteristics are important in any consideration of governance philosophy and practices as they apply to the Corporation.

In 2005, the Canadian Securities Administrators (the "CSA") adopted National Policy 58-201 — Corporate Governance Guidelines (the "Policy") which sets forth a number of suggested guidelines on corporate governance practices (the "CSA Guidelines"). Under the Policy, issuers are encouraged to consider the CSA Guidelines in developing their own corporate governance practices.

In the Board's view, no single corporate governance model is superior or appropriate in all respects. The Board believes that the Corporation's governance system is effective and is appropriate to its circumstances, and that there are in place appropriate structures and procedures to ensure the Board's independence from management and to ensure that actual or potential conflicts of interest between the Corporation and its controll shareholder are dealt with appropriately. Furthermore, any review of governance practices should include consideration of long-term return: shareholders, as the Board believes this to be an important indicator of the effectiveness of a governance system.

BOARD OF DIRECTORS

The mandate of the Board, which it discharges directly or through one of the five Board Committees, is to supervise the management of business and affairs of the Corporation, and includes responsibility for approving strategic goals and objectives, review of operations, disclos and communication policies, oversight of financial and other internal controls, corporate governance, Director orientation and education, ser management compensation and oversight, and Director compensation and assessment. The Executive Committee has and may exercise all or of the powers vested in and exercisable by the Board, except the power to do certain things as outlined in its Charter. The primary mandate of Audit Committee is to review the financial statements of the Corporation and public disclosure documents containing financial information anc report on such review to the Board, to be satisfied that adequate procedures are in place for the review of the Corporation's public disclosure do ments that contain financial information, to oversee the work and review the independence of the external auditors, and to review any evaluat of the Corporation's internal control over financial reporting. The primary mandate of the Compensation Committee is to approve compensat policies and guidelines for employees of the Corporation, to approve compensation arrangements for executives of the Corporation, to recomme to the Board compensation arrangements for the Directors and for the Co-Chief Executive Officers (the "Co-CEOs"), to oversee the managem of incentive compensation plans and equity compensation plans, and to review succession plans for senior management. The primary mandat the Related Party and Conduct Review Committee is to recommend to the Board procedures for the consideration and approval of transactic with the Corporation's controlling shareholder and to review and, if deemed appropriate, to approve such transactions. The primary mandat the Governance and Nominating Committee is to oversee the Corporation's approach to governance issues, to recommend to the Board corpor governance practices consistent with the Corporation's commitment to high standards of corporate governance, to assess the effectiveness of Board of Directors, of Committees of the Board and of the Directors, and to recommend to the Board candidates for election as Directors and appointment to Board Committees.

[A] INDEPENDENCE OF DIRECTORS

Lifeco and IGM are issuers controlled by the Corporation and certain senior officers of the Corporation and of PFC are members of the boarc directors, governance and nominating and compensation committees of these entities. These senior officers have no relationship whatsoever w the issuers controlled by the Corporation and PFC, other than as directors.

The CSA Guidelines and Multilateral Instrument 52-110 and National Instrument 58-101 (the "Instruments") provide that a director is "independe of an issuer if he or she has no direct or indirect relationship with the issuer which could, in the view of the issuer's board of directors, be reasona expected to interfere with the exercise of the director's independent judgment. The Corporation's Board of Directors agrees with this approach assessing director independence.

However, the Instruments go on to provide that a director is *deemed* to have such a direct or indirect relationship with an issuer (and thus not be independent) if, among other things, the director is, or has been within the last three years, an executive officer or an employee of the issu parent corporation. The Board of Directors of the Corporation strongly disagrees with this view of *deemed* non-independence. The Board belie that the presumption that an executive officer of a parent corporation is unable to exercise independent judgment in discharging his or her dut to a subsidiary corporation is unfounded and without merit. In the view of the Board, the determination of director independence should be bas upon whether or not the director is independent of the corporation's management, and whether or not the director has any other relationships w the corporation which could reasonably be expected to interfere with the exercise of the director's independent judgment. In the Board's view, tl is a question of fact that should be determined by the issuer's board of directors on a case-by-case basis without reference to any presumptic such as that which the CSA has made in the Instruments.

The CSA has acknowledged the concerns expressed by some reporting issuers as to whether the CSA's view of director independence is appropri to companies such as the Corporation which have a majority shareholder. Thus, the Policy states that the CSA "intend[s], over the next year carefully consider these concerns in the context of a study to examine the governance of controlled companies" and that it "will consider whetl to change how this Policy...treat[s] controlled companies". The Board of Directors of the Corporation notes the importance to investors, large small, of this undertaking by the CSA.

[B] RESOLUTION OF CONFLICTS

It is the duty of the Board to supervise the management of the business and affairs of the Corporation for the benefit of all shareholde In discharging this duty, the Board establishes procedures for the identification and resolution of conflicts that might arise between the intere of Power Corporation and the interests of its controlling shareholder.

Power Corporation has recently established a Related Party and Conduct Review Committee composed entirely of Directors who are independ of management and independent of the Corporation's controlling shareholder. The mandate of the Related Party and Conduct Review Commit is to review transactions with the Corporation's controlling shareholder and to approve only those transactions that it deems appropriate.

Each of The Great-West Life Assurance Company (Great-West), London Life Insurance Company (London Life) and The Canada Life Assurance Company (Canada Life) is a regulated financial institution that is required by law to have a conduct review committee that establishes procedures for the review of proposed related party transactions to ensure that any such transactions are on terms and conditions at least as favourable to those companies as market terms and conditions. These conduct review committees are composed of directors who are independent of the management of Great-West, London Life and Canada Life and who are neither officers nor employees of the Corporation, PFC or any of their affiliates. Similarly, Lifeco and IGM have recently established their own conduct review committees composed entirely of directors who are independent of management and who are neither officers, employees nor directors of Power or PFC. PFC has recently established its own Related Party and Conduct Review Committee composed entirely of directors who are independent of management and who are neither officers, employees nor directors of Power.

BOARD MEMBERSHIP

The Board of the Corporation is currently comprised of 17 Directors. In the Board's view, 11 of the 17 current Directors, namely Pierre Beaudoin, the Honourable Paul Desmarais, Laurent Dassault, Paul Fribourg, Anthony R. Graham, the Right Honourable Donald F. Mazankowski, Jerry E.A. Nickerson, James R. Nininger, Robert Parizeau, Amaury de Seze and Emőke J.E. Szathmáry are independent of management and have no other relationships that could reasonably interfere with the exercise of their independent judgment in discharging their duties to the Corporation.

The following Directors of the Corporation are also independent within the meaning of the CSA Guidelines and the Instruments, namely Pierre Beaudoin, Laurent Dassault, Paul Fribourg, Anthony R. Graham, the Right Honourable Donald F. Mazankowski, Jerry E.A. Nickerson, James R. Nininger, Robert Parizeau, Amaury de Seze and Emőke J.E. Szathmáry.

Paul Desmarais, Jr., Chairman and Co-Chief Executive Officer, André Desmarais, President and Co-Chief Executive Officer, Michel Plessis-Bélair, Vice-Chairman and Chief Financial Officer and John A. Rae, Executive Vice-President, Office of the Chairman of the Executive Committee of the Corporation, are not independent. Robert Gratton, Chairman of the Board of PFC and R. Jeffrey Orr, President and Chief Executive Officer of PFC, a subsidiary of Power, are also not independent.

The Honourable Paul Desmarais is deemed not to be independent within the meaning of the CSA Guidelines and the Instruments because he is the father of Messrs. André Desmarais and Paul Desmarais, Jr.

COMMITTEE MEMBERSHIP

The Audit Committee, the Related Party and Conduct Review Committee, and the Compensation Committee are composed entirely of Directors who are independent in the Board's view and within the meaning of the CSA Guidelines and the Instruments. The Executive Committee and the Governance and Nominating Committee include Directors who are independent in the Board's view and within the meaning of the CSA Guidelines and the Instruments.

BOARD AND COMMITTEE MANDATES

The Board has adopted a Charter for itself and for each of its five committees. The Board Charter is attached as Schedule "B". The mandates of all five committees are described earlier in summary in this Corporate Governance section.

CHAIRMAN OF THE BOARD

The Board believes it is appropriate in a management and holding company such as Power, with a controlling shareholder, that the positions of the Chairman of the Board and Co-Chief Executive Officer overlap. The Board has implemented structures and procedures to provide assurance that the Board can act independently of management. A majority of the Board is independent in the Board's view and within the meaning of the CSA Guidelines and the Instruments. The Audit Committee, the Related Party and Conduct Review Committee and the Compensation Committee are constituted entirely with Directors who are independent in the Board's view and within the meaning of the CSA Guidelines and the Instruments. The Executive Committee and the Governance and Nominating Committee include Directors who are independent in the Board's view and within the meaning of the CSA Guidelines and the Instruments.

The Board and its Audit, Related Party and Conduct Review, Governance and Nominating and Compensation Committees meet from time to time without management. During the year ended December 31, 2005, one such session was held by the Board, and several sessions were held by each of the Audit Committee and Compensation Committee. The Related Party and Conduct Review Committee and the Governance and Nominating Committee were appointed by the Board on March 29, 2006.

DIRECTOR AFFILIATIONS AND ATTENDANCE

Additional information relating to Directors standing for election, including other public company boards on which they serve as well as their attendance records for all Board and Committee meetings for the year ended December 31, 2005, can be found in the sections entitled "Election of Directors" and "Board of Directors — Meetings Held and Attendance of Directors" earlier in this Management Proxy Circular.

The Corporation believes that the interests of the Corporation, a holding company, are well served by the experience of and expertise in the affa of its group companies that is brought to the Corporation by those Directors who also serve on the boards of affiliates. Over the years, Power sought to increase the number of Directors with such interlocks. Their presence enriches the discussion and enhances the quality of governa of the Corporation's Board and at the other group boards on which they serve.

CHAIRMEN AND CO-CEOS POSITION DESCRIPTIONS

The Board has approved written position descriptions for the Chairman of the Board and for the Chairman of each Board Committee. In gene terms, the Chairman of the Board and the Chairmen of the Board Committees are responsible for ensuring that the Board or Committee is a to fulfill its duties and responsibilities in an effective manner, for planning and organizing the activities of the Board or of the Committee, ensuring that delegated Committee functions are carried out and reported as necessary, for facilitating effective interaction with manageme and for engaging outside advisers where necessary.

The Board has approved a written position description for the Co-CEOs. In general terms, the Co-CEOs are responsible for managing the strate and operational performance of the Corporation in accordance with the goals, policies and objectives set from time to time by the Board, includ developing for the Board's consideration and approval the Corporation's financial plan and developing sound operating strategies to implem such plan, for managing the day-to-day operations of the Corporation, for setting an operational environment that is performance driven, assisting the Board with succession planning, and for representing the Corporation to its major stakeholders.

ORIENTATION FOR NEW DIRECTORS

Director orientation and education is conducted under the aegis of the Chairman of the Board. Newly elected Directors are provided with ori tation as to the nature and operation of the business and affairs of the Corporation, as to the role of the Board and its Committees and as to contributions that individual Directors are expected to make.

ETHICAL BUSINESS CONDUCT

The Board has adopted a written Code of Business Conduct and Ethics (the "Code of Conduct") that governs the conduct of the Corporatic Directors, officers and employees. A copy of the Code of Conduct is available on SEDAR (www.sedar.com), or may be obtained by contacting Corporation's General Counsel and Secretary.

The Board oversees compliance with the Code of Conduct through the Corporation's General Counsel and Secretary who monitors complia with the Code of Conduct and reports to the Audit Committee on such compliance at least annually. Directors, officers and employees who beli that a violation of the Code of Conduct or any law, rule or regulation has been or is likely to be committed have an obligation to promptly rep the relevant information to an appropriate supervisor or, in the case of Directors and senior officers, to the General Counsel. Alternatively, in a case, the violation or potential violation may be reported to the Chairman, the Co-CEOs or any member of the Audit Committee, as appropri in accordance with the Corporation's procedures. Directors and officers of the Corporation are required to confirm annually their understandi of, and agreement to comply with, the Code of Conduct (which contains the Corporation's conflict of interest policy). There have been no mate change reports filed that pertain to any conduct of a Director or executive officer that constitutes a departure from the Code of Conduct. In or to ensure that Directors exercise independent judgment in considering transactions and agreements in respect of which a Director or an exe tive officer has a material interest, the Director or executive officer having a conflict of interest must declare his/her interest and, if requested any other Director, excuse himself or herself from the meeting during the consideration of that particular matter. Such Director may not vote such matter. Potential conflicts that may arise between the Corporation and its controlling shareholder are dealt with by the Related Party a Conduct Review Committee as described earlier in this Management Proxy Circular.

NOMINATION AND ASSESSMENT OF DIRECTORS

The Board has established a Governance and Nominating Committee which is responsible for identifying new candidates for Board nominati and for recommending to the Board qualifications for Directors including, among other things, the competencies, skills, experience, and leve commitment required to fulfill Board responsibilities. After considering the competencies and skills that existing Directors possess and that ea new nominee will bring to the Board, and after considering the appropriate level of representation on the Board by Directors who are independen management and who are neither officers nor employees of any affiliates of the Corporation, the Committee identifies candidates qualified for Bo membership, and recommends to the Board nominees to be placed before the shareholders at the next annual general meeting. The Governa and Nominating Committee is also responsible for assessing the effectiveness of the Board, of Board Committees, and of the Directors.

COMPENSATION COMMITTEE

The Board has established a Compensation Committee, which is responsible for approving (or, in the case of the Co-CEOs, recommending to the Board for approval) the compensation for the executives of the Corporation. The Compensation Committee also recommends to the Board for approval the compensation arrangements for the Directors, for the Chairman of the Board, for the Chairmen of Board Committees and for members of Board Committees. The Compensation Committee also approves compensation policies and guidelines applicable to employees; it recommends for approval by the Board such incentive compensation plans, equity compensation plans, registered pension plans, supplemental pension plans and other compensation plans for employees as it deems appropriate; and it oversees the management of the Corporation's incentive compensation plans and equity compensation plans.

Further particulars of the process by which compensation for the Corporation's Directors and officers is determined is set forth earlier in this Management Proxy Circular.

ADDITIONAL INFORMATION

Upon request to the Secretary of the Corporation at 751 Victoria Square, Montréal, Québec H2Y 2J3, the Corporation shall provide to any person or company, one copy of: (i) the Corporation's latest Annual Information Form ("AIF"), together with any document, or the pertinent pages of any document, incorporated therein by reference, (ii) the financial statements of the Corporation for its most recently completed financial year in respect of which such financial statements have been issued, together with the report of the auditors thereon, Management's Discussion and Analysis of Operating Results ("MD&A") and any interim financial statements of the Corporation issued subsequent to the annual financial statements together with related MD&A; and (iii) the information circular of the Corporation in respect of the most recent annual meeting of its shareholders. The Corporation may require the payment of a reasonable charge when the request is made by someone who is not a security holder, unless securities of the Corporation are in the course of a distribution pursuant to a short form prospectus, in which case such documents will be provided free of charge.

Financial information is provided in the Corporation's financial statements and MD&A for its most recently completed financial year.

Information relating to the Audit Committee can be found in the section of the AIF entitled "Audit Committee".

Additional information relating to the Corporation is available on SEDAR at www.sedar.com.

APPROVAL BY DIRECTORS

The contents and the sending of this Management Proxy Circular have been approved by the Board of Directors.



Montréal, Québec
March 29, 2006

Edward Johnson
Senior Vice-President, General Counsel
and Secretary

SCHEDULE "A"
SHAREHOLDER PROPOSALS

The Corporation is required by applicable law to attach the following proposals, and the related supporting statements, to the Managem Proxy Circular. The Corporation has, and assumes, no responsibility for the content of such proposals and related supporting stateme including the opinions expressed or the accuracy of any statements contained therein. For the reasons set forth below each proposal un Board and Management Statement, the Board of Directors recommends that shareholders vote AGAINST each such proposal.

PROPOSAL 1

The Mouvement d'éducation et de défense des actionnaires ("MÉDAC"), 82 Sherbrooke Street West, Montréal, Québec H2Y 1X3 has submitt shareholder proposal for consideration at the Meeting.

It is proposed that any increase of the compensation of senior executives, including stock options, pension and severance packages, be first sub ted to shareholders for approval before coming into effect.

Executive compensation and other conditions of employment, departure or retirement have reached gigantic proportions, scandalizing a gr ing number of shareholders, who are always presented with a *fait accompli* without being able to comment on the relevance or soundness of recommendations and decisions made by the Board of Directors. This is neither fair nor reasonable, nor does it follow sound business managem principles. At worst, current practices are offensive to shareholders by depriving them of their right to review and approve the recommendati of their Board of Directors.

It is time for shareholders and their proxies to stop being dismissed and exploited in the course of the business of financial institutions that t support with their own money. They are the ones taking risks, not executives with the fat salaries in charge of managing the business.

Board and Management Statement:

The shareholders elect the Board of Directors to appropriately oversee the management of the business and affairs of the Corporation. One of Board's primary functions is to oversee the implementation of an executive compensation program in order to attract, retain and reward quali and experienced executive officers. The Board, through its Compensation Committee, endeavours to motivate the executive officers to gener superior long-term performance and, as such, has the responsibility to design appropriate compensation arrangements for the Corporati management team.

The Compensation Committee is composed exclusively of independent Directors elected by the shareholders and has the right to retain its o independent external consultant to provide advice and counsel on compensation. The report of the Compensation Committee can be fo elsewhere in this Management Proxy Circular. In addition, the Corporation's Management Proxy Circular provides disclosure to shareholders executive compensation arrangements.

This proposal, which would require that all increases in executive compensation have the prior approval of shareholders, would severely li the ability of the Compensation Committee and the Board to oversee the management of the operations of the Corporation for the benefit o shareholders. It would usurp authority normally delegated to boards and would be inconsistent with effective established practice among Canad companies. It would also inappropriately limit the Board in discharging its responsibilities and duties.

The Board believes that the Corporation's senior executive compensation arrangements are appropriate and drive performance for the benefi all shareholders.

The Board of Directors recommends that shareholders vote AGAINST this proposal.

PROPOSAL 2

The Ethical Funds Company, 800 — 1111 West Georgia Street, Vancouver, British Columbia, V6E 4T6 has submitted a shareholder proposal consideration at the Meeting.

Whereas:

Power Corporation of Canada (Power Corporation), through its affiliate, Power Pacific Corporation Ltd., is participating in a joint venture proj with Bombardier and Sifang Locomotive & Rolling Stock Works of Qingdao — a Chinese state-owned enterprise — to supply rail cars for Chi Qinghai-Tibet Railway.

In 2005 Amnesty International reported that the Government of China made no attempt in the previous year to introduce fundamental legal institutional reforms necessary to bring an end to serious human rights violations. Tens of thousands of people continue to be detained or imp oned in violation of their rights to freedom of expression and association, and are at serious risk of torture or ill-treatment. Thousands of peo were sentenced to death or executed. (*Amnesty International Report 2005: The State of the World's Human Rights*, Amnesty International, May 20

Last year, according to official Chinese government data, approximately 3.7 million Chinese participated in 74,000 protests against growing econo inequality between urban and rural Chinese. The December 9, 2005 shootings of villagers in Doungzhou by local police — the worst example of pol brutality since the Tiannanmen Square massacre of 1989 — is the most recent manifestation of growing unrest and the willingness of authorit to use brute force to manage protests. ("Southern Chinese village sealed off after protesters shot by police," *Washington Post*, December 10, 20

The U.S. State Department reports that, within Tibet, China's human rights record has "remained poor" and "repressive social and political controls continue to limit the fundamental freedoms of Tibetans and risk undermining Tibet's unique cultural, religious, and linguistic heritage." The report also highlights that the Chinese authorities "continued to commit serious human rights abuses, including extra-judicial killing, torture, arbitrary arrest, detention without public trial, and lengthy detention of Tibetans for peacefully expressing their political or religious views." (U.S. State Department, "Country Reports on Human Rights Practices — 2004").

Under Canada's Crimes Against Humanity and War Crimes Act and the Rome Statute of the International Criminal Court, a number of these violations fall under the category of crimes against humanity. (http://laws.justice.gc.ca/en/C-45.9/41465.html). Corporations, their officers, and their directors may be criminally liable if found to be complicit in human rights violations. Corporations may also be sued in the United States for human rights violations under the Alien Tort Claims Act. ('Developments in the Law — International Criminal Law', *Harvard Law Review*, May 2001).

Companies globally now recognize their duty to protect and promote human rights and have implemented policies and management systems for this purpose. An increasing number of tools, resources, and learning opportunities have emerged to help companies establish and implement human rights policies. (www.business-humanrights.org; www.globalcompact.org).

Power Corporation does not disclose having in place a human rights policy and management system necessary to protect human rights and corporate reputation.

Be it resolved: The company prepare a report to shareholders by November 2006, at reasonable cost and omitting proprietary information, describing Power Corporation's policies and management practices that promote and protect human rights in China and Tibet.

Board and Management Statement:

Power is a management and holding company. The overwhelming bulk of Power's investments are in financial services companies, based in Canada. Power has no operations in Tibet.

In making investments both here in Canada and abroad, Power seeks to meet applicable legal and ethical standards.

The investment to which the proposal refers is Power's involvement as a minority financial partner along with Bombardier Inc., the operating partner, in a joint venture in Qingdao, in eastern China, known as Bombardier Sifang Power (Qingdao) Transportation Ltd. ("BSP"). This joint venture includes a 50 per cent Chinese partner, Sifang Locomotive and Rolling Stock Works, based in Qingdao. The venture has been producing passenger railway cars for the Chinese Railway system for a number of years.

Before making this investment, Power determined it to be consistent with Canadian foreign policy. The Government of Canada supports and encourages Canadian companies to develop commercial ties with China and to make investments in that country. Power has been invited to participate, and has participated, in several trade delegations to China led by the Canadian Government.

While we believe corporations can play an indirect role in advancing human rights, this is primarily the function of governments. Power does not believe it could successfully elaborate a meaningful human rights policy.

The Board of Directors recommends that shareholders vote AGAINST this proposal.

SCHEDULE "B"
POWER CORPORATION OF CANADA

BOARD OF DIRECTORS CHARTER

SECTION 1. MEMBERSHIP

The Board of Directors (the "Board") shall consist of such number of Directors, not greater than the maximum nor less than the minimum set in the articles of the Corporation, at least a majority of whom shall be, at the time of each Director's election or appointment, resident Canadi

SECTION 2. PROCEDURAL MATTERS

In connection with the discharge of its duties and responsibilities, the Board shall observe the following procedures:

1. **Meetings.** The Board shall meet at least four times every year, and more often if necessary, to discharge its duties and responsibili hereunder. The Board may meet at any place within or outside of Canada.
2. **Advisers.** The Board may, at the Corporation's expense, engage such outside advisers as it determines necessary or advisable to perm to carry out its duties and responsibilities.
3. **Quorum.** A quorum at any meeting of the Board shall be as fixed from time to time by the Board, but unless so fixed a majority of Directors shall constitute a quorum.
4. **Secretary.** The Chairman (or, in the absence of the Chairman, the acting Chairman) of the Board shall appoint a person to act as secret of meetings of the Board.
5. **Calling of Meetings.** A meeting of the Board may be called by the Chairman of the Board, a Deputy Chairman, the President or a majo of the Directors, on not less than 48 hours notice to the members of the Board specifying the place, date and time of the meeting. Meeti may be held at any time without notice if all members of the Board waive notice. If a meeting of the Board is called by anyone other t the Chairman of the Board, the person(s) calling such meeting shall so advise the Chairman of the Board.
6. **Board Meeting Following Annual Meeting.** As soon as practicable after each annual meeting of shareholders there shall be held, with notice, a meeting of such of the newly elected Directors as are then present, provided that they constitute a quorum, at which meet the Directors may appoint officers, may appoint the Chairman of the Board, may appoint members to and the Chairman of each Bo Committee, and may transact such other business as comes before the meeting.

SECTION 3. DUTIES AND RESPONSIBILITIES

The Board shall supervise the management of the business and affairs of the Corporation and shall exercise, as appropriate, the powers ves in and exercisable by the Board pursuant to applicable laws and regulations. Without limiting the generality of the foregoing, the Board sl have the following duties and responsibilities, which it may discharge either directly or indirectly through one or more Committees of the Bo In fulfilling its duties and responsibilities, the Board will rely on the information, advice and recommendations provided to it by managem but will exercise independent judgment:

1. **Strategic Planning.** The Board shall approve strategic goals and objectives for the Corporation and shall consider management's finan plan, which will be subject to approval by the Board.
2. **Review of Operations.** The Board shall:
   - (a) monitor the implementation by management of the approved financial plan and shall monitor financial and operating results and ot material developments;
   - (b) monitor the implementation and maintenance by management of appropriate systems, policies, procedures and controls to manage risks associated with the Corporation's businesses and operations;
   - (c) approve significant acquisitions and dispositions, financings and other capital market transactions, capital management decisions, other significant business and investment decisions and transactions; and
   - (d) review and monitor those operational issues, including those of a regulatory nature, which in the view of management or the Board n have a potential material impact on the Corporation's ongoing business, affairs, and/or reputation.
3. **Disclosure and Communication Policies.** The Board shall:
   - (a) approve policies with respect to the accurate, timely and full public disclosure of material information while maintaining confidentia where necessary and permitted, and shall, where appropriate, review specific disclosure documents; and
   - (b) approve appropriate communication policies respecting the communication of information to the Corporation's stakehold and regulators.

4. **Financial Control.** The Board shall monitor the integrity of the Corporation's financial reporting systems and the effectiveness of the Corporation's internal controls and management information systems by:
   (a) overseeing the establishment and maintenance by management of appropriate internal and external audit and financial control systems;
   (b) reviewing reports provided by management on material deficiencies in, or material changes to, internal controls;
   (c) reviewing and approving the Corporation's annual and interim financial statements and Management's Discussion and Analyses, the Corporation's Annual Information Forms, and other public disclosure documents containing financial information; and
   (d) overseeing compliance with applicable audit, accounting and reporting requirements.
5. **Corporate Governance.** The Board shall oversee the development of the Corporation's approach to corporate governance, including the development of corporate governance policies, principles and guidelines, and shall approve such policies, principles and guidelines, as it deems appropriate.
6. **Senior Management.** The Board shall:
   (a) approve a position description for, and the appointment of, the Co-Chief Executive Officers and approve their compensation in accordance with the Charter of the Compensation Committee;
   (b) approve the appointment of senior management, approve their compensation, and oversee the evaluation of their performance;
   (c) approve incentive compensation plans, equity compensation plans and other compensation plans for senior management, as appropriate; and
   (d) oversee the succession planning processes of the Corporation with respect to senior management.
7. **Director Orientation and Education.** All newly appointed Directors shall be provided with an orientation as to the nature and operation of the business and affairs of the Corporation and as to the role and responsibilities of the Board, of Board Committees and of each Director, and existing Directors shall be periodically updated in respect of the foregoing.
8. **Code of Conduct.** The Board shall support management in seeking to maintain a culture of integrity throughout the Corporation. The Board shall adopt a code of business conduct and ethics (the "Code") to promote integrity and deter wrongdoing that is applicable to Directors, officers and employees of the Corporation and that addresses, among other things, conflicts of interest (including procedures to identify and resolve conflicts and potential conflicts), protection and proper use of corporate assets and opportunities, confidentiality and use of confidential information, accounting complaints, fair dealing with all parties, compliance with applicable laws, rules and regulations and the reporting of illegal or unethical behaviour, and shall require management to establish processes and procedures to monitor compliance with the Code.
9. **Chairman of the Board.** The Board shall approve a position description for the Chairman of the Board.
10. **Board Committees.** The Board shall:
    (a) establish an Audit Committee, an Executive Committee, a Related Party and Conduct Review Committee, a Compensation Committee and a Governance and Nominating Committee, and may establish such other Committees as it deems advisable to assist it in discharging its duties under this Charter, and may establish Committee charters and otherwise delegate to those Committees such duties and responsibilities as may be permitted by law and as it deems necessary or advisable; and
    (b) approve position descriptions for the Chairman of each Board Committee.
11. **Director Compensation and Assessment.** The Board shall:
    (a) approve compensation arrangements for the Directors, for the Chairman of the Board, and for the Chairmen and members of Board Committees; and
    (b) assess, on a regular basis, the structure, composition, effectiveness and contribution of the Board, of all committees of the Board, and of the Directors.

SECTION 4. ACCESS TO INFORMATION

The Board shall have access to all information, documents and records of the Corporation that it determines necessary or advisable to permit it to carry out its duties and responsibilities.

SECTION 5. REVIEW OF CHARTER

The Board shall periodically review this Charter and approve any changes that it deems appropriate.

Power Corporation of Canada
751 Victoria Square
Montréal, Québec, Canada H2Y 2J3
www.powercorporation.com

PRINTED IN CANADA



POWER CORPORATION OF CANADA

First Quarter Report

1

FOR THE THREE MONTHS ENDED MARCH 31, 2006

This document is also available on www.sedar.com or the Corporation's Web site, www.powercorporation.com

Additional printed copies of this document are available from the Secretary, Power Corporation of Canada

751 Victoria Square, Montréal, Québec, Canada H2Y 2J3

or

Suite 2600, Richardson Building, 1 Lombard Place, Winnipeg, Manitoba, Canada R3B 0X5

Si vous préférez recevoir ce document en français, veuillez vous adresser au secrétaire, Power Corporation du Canada

751, square Victoria, Montréal [Québec] Canada H2Y 2J3

ou

Bureau 2600, Richardson Building, 1 Lombard Place, Winnipeg [Manitoba] Canada R3B 0X5

TO THE SHAREHOLDERS

Power Corporation of Canada's operating earnings for the three-month period ended March 31, 2006 were $254 million or $0.54 per share, compared with $231 million or $0.50 per share in the corresponding period of 2005. This represents a 7.6% increase on a per share basis.

Growth in operating earnings reflects primarily an increase of 6.7% in the contribution from the Corporation's subsidiaries, as well as higher investment income in 2006.

Other income was nil in 2006, compared with $1 million in the first quarter of 2005.

As a result, net earnings for the period were $254 million or $0.54 per share, compared with $232 million or $0.50 per share in the first quarter of 2005.

RESULTS OF POWER FINANCIAL CORPORATION

Power Financial Corporation's operating earnings for the three-month period ended March 31, 2006 were $408 million or $0.56 per share, compared with $381 million or $0.52 per share in the corresponding period in 2005. This represents a 6.3% increase on a per share basis.

Growth in operating earnings reflects an increase of 6.8% in the contribution from Power Financial's subsidiaries and affiliate.

Other income was nil in 2006, compared with a charge of $2 million in the first quarter of 2005.

Net earnings, including other income, for the three-month period ended March 31, 2006 were $408 million or $0.56 per share, compared with $379 million or $0.52 per share in the first quarter of 2005.

On behalf of the Board of Directors,



Paul Desmarais, Jr., O.C.

Chairman and Co-Chief Executive Officer

May 11, 2006



André Desmarais, O.C.

President and Co-Chief Executive Officer

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POWER CORPORATION OF CANADA

TABLE OF CONTENTS

This document contains the management's discussion and analysis of operating results of Power Corporation of Canada for the three months ended March 31, 2006 and the consolidated financial statements of the Corporation as at and for the three months ended March 31, 2006. This document has been filed with the securities commissions and similar authorities in Canada and mailed to shareholders of the Corporation in accordance with applicable securities laws.

POWER CORPORATION OF CANADA

Part A – Page A1

POWER FINANCIAL CORPORATION

Part B – Page B1

GREAT-WEST LIFECO INC.

Part C – Page C1

IGM FINANCIAL INC.

Part D – Page D1

PARGESA HOLDING S.A.

Part E – Page E1

The trademarks contained in this report are owned by Power Corporation of Canada, or a member of the Power Corporation group of companies. Trademarks that are not owned by Power Corporation are used with permission.

POWER CORPORATION OF CANADA

PART A

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATING RESULTS

Page A2

FINANCIAL STATEMENTS AND NOTES

Page A11

MARCH 31, 2006

POWER CORPORATION OF CANADA

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATING RESULTS

ALL TABULAR AMOUNTS ARE IN MILLIONS OF CANADIAN DOLLARS UNLESS OTHERWISE NOTED.

The following is a discussion and analysis of the interim consolidated financial position and results of operations of Power Corporation of Canada (Power Corporation or the Corporation) for the three-month period ended March 31, 2006 (the interim MD&A). This document should be read in conjunction with the unaudited interim consolidated financial statements of Power Corporation and notes thereto for the three-month period ended March 31, 2006, management's discussion and analysis of operating results for the year ended December 31, 2005 (the 2005 MD&A), and the consolidated financial statements and notes thereto for the year ended December 31, 2005. Additional information relating to Power Corporation, including the Annual Information Form, may be found on SEDAR at www.sedar.com.

FORWARD-LOOKING STATEMENTS › Certain statements, other than statements of historical fact, are forward-looking statements based on certain assumptions and *reflect the Corporation's or its subsidiaries' and affiliates' current expectations. These statements may include, without limitation, statements regarding the operations, busi*ness, financial condition, priorities, ongoing objectives, strategies and outlook of Power Corporation or its subsidiaries and affiliates for the current fiscal year and subsequent periods. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects", "anticipates", "plans", "believes", "estimates", "intends", "targets", "projects", "forecasts" or negative versions thereof and other similar expressions, or future or conditional verbs such as "may", "will", "should", "would" and "could".

This information is based upon certain material factors or assumptions that were applied in drawing a conclusion or making a forecast or projection as reflected in the forward-looking statements, including the perception of historical trends, current conditions and expected future developments, as well as other factors that are believed to be appropriate in the circumstances.

Actual results could differ materially from those projected and should not be relied upon as a prediction of future events. By its nature, this information is subject to inherent risks and uncertainties that may be general or specific. A variety of material factors, many of which are beyond the Corporation's or its subsidiaries' and affiliates' control, affect the operations, performance and results of the Corporation, its subsidiaries and affiliates, and their business, and could cause actual results to differ materially from current expectations of estimated or anticipated events or results. These factors include, but are not limited to: the impact or unanticipated impact of general economic, political and market factors in North America and internationally, interest and foreign exchange rates, global equity and capital markets, management of market liquidity and funding risks, changes in accounting policies and methods used to report financial condition, including uncertainties associated with critical accounting assumptions and estimates, the effect of applying future accounting changes, business competition, technological change, changes in government regulation and legislation, changes in tax laws, unexpected judicial or regulatory proceedings, catastrophic events, the Corporation's or its subsidiaries' or affiliates' ability to complete strategic transactions and integrate acquisitions, and the Corporation's or its subsidiaries' and affiliates' success in anticipating and managing the foregoing risks.

The reader is cautioned that the foregoing list of factors is not exhaustive of the factors that may affect any of the Corporation's or its subsidiaries' and affiliates' forward-looking statements. The reader is also cautioned to consider these and other factors carefully and not to put undue reliance on forward-looking statements.

Other than as specifically required by law, the Corporation undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events, whether as a result of new information, future events or results otherwise.

Additional information about the risks and uncertainties of the Corporation's business is provided in its disclosure materials, including its most recent Annual Information Form, filed with the securities regulatory authorities in Canada, available at www.sedar.com.

OVERVIEW

Power Corporation is a holding company whose principal asset is its controlling interest in Power Financial Corporation (Power Financial). As of March 31, 2006, Power Corporation held a 66.4% equity and voting interest in Power Financial, unchanged from December 31, 2005 and 2004.

Power Financial holds substantial interests in the financial services industry through its controlling interest in each of Great-West Lifeco Inc. (Lifeco) and IGM Financial Inc. (IGM). Power Financial also holds an interest in Pargesa Holding S.A. (Pargesa), together with the Frère group of Belgium.

Parts B, C and D of this interim MD&A concerning Power Financial, Lifeco and IGM consist of their respective interim MD&A and financial statements, as prepared and disclosed by these companies. This information is also available either directly from SEDAR or from the Web sites of Power Financial (www.powerfinancial.com), Lifeco (www.greatwestlifeco.com) or IGM (www.igmfinancial.com), respectively. The discussion contained in Part E, which relates to Pargesa, is based on information provided by Pargesa in its public disclosure through the press release issued by Pargesa on May 3, 2006, including unaudited earnings for the three-month period ended March 31, 2006. Readers can also access Pargesa's Web site (www.pargesa.ch).

LIFECO

Lifeco has operations in Canada, the United States and Europe through its subsidiaries the Great-West Life Assurance Company (Great-West Life), London Life Insurance Company (London Life), the Canada Life Assurance Company (Canada Life), and Great-West Life & Annuity Insurance Company (GWL&A).

In Canada, Great-West Life and its operating subsidiaries, London Life and Canada Life, offer a broad portfolio of financial and benefit plan solutions for individuals, families, businesses and organizations, through a network of Freedom 55 Financial and Great-West Life financial security advisers, and through a multi-channel network of brokers, advisers and financial institutions.

In the United States, GWL&A provides self-funded employee health plans for businesses and meets the retirement income needs of employees in the public/non-profit and corporate sectors. It serves its customers nationwide through a range of health care and financial products and services marketed through brokers, consultants and group representatives, and through partnerships with other financial institutions.

In Europe, Canada Life is broadly organized along geographically defined market segments and offers protection and wealth management products and reinsurance. The Europe segment is composed of two distinct business units: Insurance & Annuities, which consists of operations in the United Kingdom, Isle of Man, Republic of Ireland and Germany; and Reinsurance, which operates primarily in the United States, Barbados and Ireland. Reinsurance products are provided through Canada Life, London Reinsurance Group Inc. (LRG) and their subsidiaries.

At the end of March 2006, Power Financial and IGM held 70.6% and 4.2%, respectively, of Lifeco's common shares, representing approximately 65% of the voting rights attached to all outstanding Lifeco voting shares.

IGM

IGM is one of Canada's premier personal financial services companies and Canada's largest manager and distributor of mutual funds and other managed asset products. Its activities are carried out principally through its operating subsidiaries, Investors Group Inc. (Investors Group), Mackenzie Financial Corporation (Mackenzie), and Investment Planning Counsel Inc. (Investment Planning Counsel), which offer their own distinctive products and services through separate advice channels encompassing, at March 31, 2006, over 34,000 consultants and independent financial advisers.

Investors Group, through a network of more than 3,600 consultants nationwide (at March 31, 2006), offers comprehensive financial planning advice and services to its clients, including investment, retirement, estate and tax planning. Investors Group offers investment management, securities, insurance, banking and mortgage products to its clients through integrated financial planning.

Mackenzie is a multi-faceted investment management and financial services company, that was founded in 1967. Mackenzie provides investment advisory and related services through relationships with more than 30,000 independent financial advisers across Canada. Mackenzie also provides management services to institutional accounts and provides trust and administrative services.

Investment Planning Counsel is an integrated financial service company focused on providing Canadians with high-quality financial products, services and advice, while helping them achieve their financial objectives. Investment Planning Counsel is a leading choice for independent financial planners dedicated to delivering quality, client-focused advice. Investment Planning Counsel is the fifth largest independent distributor of financial products, services and advice in Canada.

At the end of March 2006, Power Financial and Great-West Life held 55.9% and 3.5%, respectively, of IGM's common shares.

PARGESA

Power Financial Europe B.V., a wholly owned subsidiary of Power Financial, and the Frère group each hold a 50% interest in Parjointco N.V. (Parjointco), which at the end of March 2006 held a 54.1% equity interest in Pargesa, representing 61.4% of the voting rights of that company. On March 30, 2006, Pargesa announced the issue and placement of SF600 million debentures convertible into new Pargesa bearer shares, through a public offering in Switzerland and an international private placement to institutional investors. Pargesa stated that it intended to use the proceeds of the offering to subscribe to its 50% share of the €709 million capital increase previously announced by Groupe Bruxelles Lambert (GBL). Concurrently with this offering, Pargesa also issued SF60 million debentures convertible into new registered shares, which was fully subscribed by existing registered shareholders of Pargesa, including Parjointco.

The Pargesa group has substantial holdings in major companies based in Europe. As of March 31, 2006, its portfolio was composed of interests in various sectors, including media and entertainment through Bertelsmann AG (Bertelsmann); oil, gas and chemicals through Total S.A. (Total); energy, water and waste services through Suez; specialty minerals through Imerys; and cement and building materials through Lafarge, in which the Pargesa group made its first investments during the second part of 2005 and held a 9.2% interest as of May 2, 2006. These investments are held by Pargesa directly or through its affiliated Belgian holding company, GBL.

As previously disclosed, GBL announced in January 2006 that, in accordance with its shareholder agreement with the Mohn family (the controlling shareholder of Bertelsmann), GBL's Board of Directors had decided that it would pursue the possible exercise of its right to require the public listing of shares of Bertelsmann, if the market conditions are favourable, as from the end of May 2006.

GESCA LTÉE

Gesca Ltée (Gesca) is a wholly owned subsidiary of Power Corporation primarily engaged in the publication of newspapers, including the Montréal daily newspaper *La Presse*. In recent years, Gesca has focused its resources on the production of high-quality content. Today, in addition to publishing seven daily newspapers in the provinces of Québec and Ontario, Gesca publishes several specialty magazines and books, and produces television programming.

Gesca also owns and operates several Web sites, including cyberpresse.ca and lapresseaffaires.com. Mediametrix, which measures traffic on Web sites in Canada, estimates that these Web sites rank among the top French-language news Web sites in terms of number of unique visitors and page views. Gesca also owns a 20 per cent interest in Workopolis, a Canadian employment Web site.

POWER TECHNOLOGY INVESTMENT CORPORATION

Power Corporation also owns 100% of Power Technology Investment Corporation (PTIC). PTIC is an investor in the biotechnology and technology sectors. In addition to its investments in Neurochem Inc. and Adaltis Inc., two public companies based in Montréal, PTIC also holds interests in various U.S.-based technology funds, as well as minority ownership positions in several companies. Further information concerning Neurochem Inc. and Adaltis Inc. is contained in their disclosure documents at www.sedar.com.

ASIA

In Asia, the most significant investment of the Corporation is its 4.6% interest in CITIC Pacific Limited (CITIC Pacific). CITIC Pacific invests in power generation, civil infrastructure, special steel manufacturing, communications and aviation in Hong Kong and mainland China. CITIC Pacific is also engaged in marketing and distributing motor and consumer products, and property investment and management. In addition, Power Corporation is involved in selected projects in China, and operates as a Qualified Foreign Institutional Investor (QFII) in the Chinese "A" shares market, with an initial investment of US$50 million.

INVESTMENTS IN FUNDS AND SECURITIES

Over the years, Power Corporation has invested directly or through wholly owned subsidiaries in a number of selected investment funds, hedge funds and securities.

As previously disclosed, Power Corporation made a commitment of €100 million in 2002 to Sagard Private Equity Partners (Sagard 1), a fund based in Paris, France. Power Corporation owns 100% of the French management company, Sagard S.A.S., which manages this €535 million fund. Sagard 1 is almost fully invested and the management company is currently considering the opportunity of launching Sagard 2, which would have the same investment strategy as Sagard 1. Power Corporation would commit €200 million to Sagard 2, which would be in whole or in part funded through the reinvestment of distributions made by Sagard 1.

Early in May, Sagard 1 successfully disposed of one of its investments, and is currently considering other possible dispositions.

The Corporation is also in the process of reviewing investment opportunities in the United States, and currently plans to allocate a portion of its cash resources (initially limited to a maximum of US$250 million) to this initiative.

OUTSTANDING NUMBER OF PARTICIPATING SHARES

As of the date hereof, there were 48,854,772 Participating Preferred shares and 401,549,709 Subordinate Voting Shares of the Corporation outstanding, unchanged from March 31, 2006, and 48,854,772 and 400,264,694, respectively, as of December 31, 2005. The increase in the number of outstanding Subordinate Voting Shares reflects the exercise of options under the Corporation's executive Stock Option Plan.

BASIS OF PRESENTATION AND SUMMARY OF ACCOUNTING POLICIES

The Consolidated Financial Statements of the Corporation have been prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP) and are presented in Canadian dollars.

INCLUSION OF PARGESA'S RESULTS

The investment in Pargesa is accounted for by Power Financial under the equity method. As described above, the Pargesa portfolio consists primarily of investments in Imerys, Bertelsmann, Total, Suez and Lafarge, which are held by Pargesa directly or through GBL. In the statement of earnings of GBL, the contribution from Total, Suez and Lafarge is made of the dividends received from these companies (Lafarge did not contribute to earnings in 2005 as the investments were made by GBL after the annual dividend was paid).

As already disclosed, Pargesa, which previously prepared its financial statements in accordance with Swiss generally accepted accounting principles, adopted IFRS at the end of 2005, and accordingly restated its 2005 interim financial results. As a result of adopting IFRS, Pargesa no longer amortizes goodwill in the preparation of its financial statements.

The contribution to Power Financial's earnings is based on the economic (flow-through) presentation of results used by Pargesa. Pursuant to this presentation, "operating income" and "non-operating income" are presented separately by Pargesa. Power Financial's share of non-operating income of Pargesa, after adjustments or reclassifications if necessary, is included as part of Other income in the Corporation's financial statements.

RESULTS OF POWER CORPORATION OF CANADA

This section is an overview of the results of Power Corporation. In this section, consistent with past practice, Power Financial, Gesca and PTIC are accounted for using the equity method in order to facilitate the discussion and analysis. This presentation has no impact on Power Corporation's net earnings, and is intended to assist readers in their analysis of the results of the Corporation.

NON-GAAP FINANCIAL MEASURES

In analyzing the financial results of the Corporation and consistent with the presentation in previous years, net earnings are subdivided into the following components:

› operating earnings; and

› other sources of earnings, including what is referred to in this section as "Other income".

Management has used these performance measures for many years in its presentation and analysis of the financial performance of Power Corporation, and believes that they provide additional meaningful information to readers in their analysis of the results of the Corporation.

"Operating earnings" exclude the after-tax impact of any item that management considers to be of a non-recurring nature or that could make the period-over-period comparison of results from operations less meaningful. In particular, Power Financial's operating earnings are based on Lifeco's and IGM's adjusted earnings (which is a non-GAAP measure) as presented by these companies. Operating earnings and operating earnings per share are non-GAAP financial measures that do not have a standard meaning and may not be comparable to similar measures used by other entities.

The following table shows a reconciliation of the non-GAAP financial measures discussed above with the financial statements of Power Corporation.

THREE MONTHS ENDED MARCH 31			2006			2005
	OPERATING EARNINGS	OTHER ITEMS, NET	AS PER FINANCIAL STATEMENTS	OPERATING EARNINGS	OTHER ITEMS, NET	AS PER FINANCIAL STATEMENTS
Earnings before share of earnings of affiliates, other income, income taxes and non-controlling interests	892		892	798		798
Share of earnings of affiliates	7		7	8		8
Earnings before other income, income taxes and non-controlling interests	899		899	806		806
Other income [charges]		–	–		(4)	(4)
Earnings before income taxes and non-controlling interests	899		899	806	(4)	802
Income taxes	257		257	224	(3)	221
Non-controlling interests	388		388	351	(2)	349
Net earnings	254	–	254	231	1	232
Per share	0.54	–	0.54	0.50	–	0.50

REVIEW OF FINANCIAL PERFORMANCE

EARNINGS SUMMARY — CONDENSED SUPPLEMENTARY STATEMENTS OF EARNINGS

THREE MONTHS ENDED MARCH 31		2006		2005
	TOTAL[1]	PER SHARE	TOTAL[1]	PER SHARE
Contribution to operating earnings from subsidiaries	256		240	
Results from corporate activities	(2)		(9)	
Operating earnings [2]	254	0.54	231	0.50
Other income [charges]			1	0.00
Net earnings	254	0.54	232	0.50

[1] Before dividends on preferred shares issued by the Corporation, which amounted to $10 million and $7 million in the first quarters of 2006 and 2005, respectively.

[2] Operating earnings per share are calculated after deducting perpetual preferred share dividends (see above) from operating earnings.

OPERATING EARNINGS

For the three-month period ended March 31, 2006, operating earnings were $254 million or $0.54 per share, compared with $231 million or $0.50 per share in the first quarter of 2005, for an increase of 7.6% on a per share basis.

SHARE OF OPERATING EARNINGS FROM SUBSIDIARIES

Power Corporation's share of operating earnings from its subsidiaries was $256 million in the quarter in 2006, an increase of $16 million or 6.7%, compared with $240 million in the same period in 2005.

Power Financial, which makes the most significant contribution to earnings, reported operating earnings of $408 million or $0.56 per share in the three-month period ended March 31, 2006, compared with $381 million or $0.52 per share for the same period in 2005. On a per share basis, this represents an increase of 6.3%. For more information on the interim results of Power Financial, Lifeco, IGM and Pargesa, readers are referred to Parts B, C, D, and E, respectively, of this interim MD&A.

RESULTS FROM CORPORATE ACTIVITIES

Results from corporate activities include income from investments, operating expenses, depreciation and income taxes. Corporate activities were a net charge of $2 million to operating earnings in the first quarter of 2006, compared with a net charge of $9 million in the corresponding period of last year. The improvement in results compared to the same quarter last year results primarily from higher income from investments and to a lesser extent from a slight decrease in operating expenses.

OTHER INCOME [CHARGES]

Other income was nil in the three-month period ended March 31, 2006. Other income in the first quarter of 2005 was $1 million and included Power Corporation's share of other income recorded by Power Financial, as well as non-recurring items recorded by PTIC.

NET EARNINGS

After taking into account other income, net earnings were $254 million or $0.54 per share in the first quarter of 2006, compared with $232 million or $0.50 per share in the corresponding period in 2005.

FINANCIAL POSITION, LIQUIDITY AND CAPITAL RESOURCES

CONDENSED SUPPLEMENTARY BALANCE SHEET

	MARCH 31, 2006	DECEMBER 31, 2005	MARCH 31, 2006	DECEMBER 31, 2005
	CONSOLIDATED BASIS		EQUITY BASIS[1]	
Assets				
Cash and cash equivalents	**4,719**	5,332	**672**	671
Investments at equity	**1,600**	1,554	**5,798**	5,609
Other investments	**88,420**	87,773	**859**	864
Other assets	**18,318**	18,340	**312**	306
Total	**113,057**	112,999	**7,641**	7,450
Liabilities				
Policy liabilities				
Actuarial liabilities	**71,611**	71,263		
Other	**4,020**	3,787		
Other liabilities	**13,885**	14,719	**159**	191
Preferred shares of subsidiaries	**1,656**	1,656		
Capital trust securities and debentures	**648**	648		
Debentures and other borrowings	**3,278**	3,427		
	95,098	95,500	**159**	191
Non-controlling interests	**10,477**	10,240		
Shareholders' equity				
Non-participating shares	**795**	795	**795**	795
Participating shares [2]	**6,687**	6,464	**6,687**	6,464
Total	**113,057**	112,999	**7,641**	7,450
Consolidated assets and assets under administration	**292,828**	282,273		

[1] Condensed supplementary balance sheet of the Corporation with Power Financial, Gesca and PTIC accounted for using the equity method.

[2] Includes Participating Preferred Shares and Subordinate Voting Shares.

CONSOLIDATED BASIS

The consolidated balance sheets include Power Financial's, Lifeco's and IGM's assets and liabilities. Please refer to the Parts of this Interim MD&A related to these subsidiaries, which include a presentation of their balance sheets.

Total assets increased to $113,057 million at the end of March 2006, compared with $112,999 million at December 31, 2005.

Preferred shares of subsidiaries represent soft-retractable preferred shares issued by Power Financial, Lifeco and IGM, while perpetual preferred shares issued by subsidiaries are classified under Non-controlling interests.

Assets under administration include segregated funds of Lifeco and IGM's mutual fund assets, at market values. The market value of Lifeco's segregated funds was $80 billion at the end of March 2006, compared with $75 billion at the end of 2005. IGM's mutual fund assets at market value, including those of Mackenzie and Investment Planning Counsel, were $100 billion at March 31, 2006, compared with $94 billion at the end of 2005.

EQUITY BASIS

Under the equity basis presentation, Power Financial, Gesca and PTIC are accounted for using the equity method. This presentation has no impact on Power Corporation's shareholders' equity, but is intended to assist readers in isolating the contribution of Power Corporation, as the parent company, to consolidated assets and liabilities.

Cash and cash equivalents held by Power Corporation amounted to $672 million at the end of March 2006, compared with $671 million at the end of December 2005.

In managing its own cash and cash equivalents, the Corporation may hold cash balances or invest in short-term paper or equivalents, as well as deposits, denominated in foreign currencies and thus be exposed to fluctuations in exchange rates. In order to protect against such fluctuations, the Corporation from time to time enters into currency-hedging transactions with highly rated financial institutions. At March 31, 2006, 90% of the $672 million of cash and cash equivalents were denominated in Canadian dollars or in foreign currencies combined with currency hedges.

Investments are principally composed of the carrying value of the Corporation's interest in its subsidiaries Power Financial, Gesca and PTIC, and the carrying value of its portfolio of funds and other securities.

The carrying value of Power Corporation's investment in its subsidiaries increased to $5,798 million at March 31, 2006, compared with $5,609 million at December 31, 2005. The variance includes primarily:

- Power Corporation's share of net earnings from its subsidiaries and affiliates, net of dividends received, for a net amount of $147 million; and
- a net positive $39 million variation in foreign currency translation adjustments, related principally to the Corporation's indirect investment through Power Financial in Lifeco's foreign operations and Pargesa.

Other investments (excluding investments held by PTIC) amounted to $859 million at the end of March 2006, compared with $864 million at the end of 2005. The carrying value of the portfolio of marketable securities was $498 million ($496 million at the end of 2005) and consisted primarily of the carrying value of the investment in CITIC Pacific for $434 million, $60 million representing the carrying value of the portfolio of securities and mutual funds held as part of the QFII operations in China which began in 2005, as well as other marketable securities. The carrying value of the portfolio of investment funds held by the Corporation (excluding funds held by PTIC) was $326 million at the end of March 2006, compared with $330 million at December 31, 2005. This figure does not include outstanding commitments to make future capital contributions to investment funds for an aggregate amount of $79 million, including remaining commitments of $21 million for Sagard 1 in Europe ($101 million and $34 million, respectively, of remaining commitments at the end of 2005), but excluding the amounts that the Corporation is considering allocating to Sagard 2 and to investment opportunities in the United States, as described above.

CASH FLOWS

CONSOLIDATED CASH FLOWS

THREE MONTHS ENDED MARCH 31	2006	2005
Cash flow from operating activities	**(62)**	1,074
Cash flow from financing activities	**(392)**	(211)
Cash flow from investing activities	**(189)**	(672)
Effect of changes in exchange rates on cash and cash equivalents	**30**	(26)
[Decrease] increase in cash and cash equivalents	**(613)**	165
Cash and cash equivalents, beginning of year	**5,332**	4,142
Cash and cash equivalents, end of year	**4,719**	4,307

On a consolidated basis, cash and cash equivalents decreased by $613 million in the first quarter of 2006, compared with an increase of $165 million in the corresponding period in 2005.

Operating activities produced a net outflow of $62 million in the period in 2006, compared with a net inflow of $1,074 million in the first quarter of 2005.

› In 2006, Lifeco's cash flow from operations was a net outflow of $52 million, compared with a net inflow of $1,066 million in the first quarter of 2005. This decrease in cash flow from operations is mainly due to lower premium income in its U.S. Financial Services business, and to the reduction and payment of other liabilities, together with reduced cash flow associated with reinsurance activities. In the first quarter, cash was used to acquire additional investment assets of $40 million supporting policy liabilities.

› Operating activities of IGM, before payment of commissions, generated $165 million in the first quarter in 2006, as compared to $157 million in the same period in 2005. Cash commissions paid were $121 million in 2006, compared with $113 million in the first quarter of 2005, and reflect the increase in mutual fund sales over 2005 levels.

Cash flows from financing activities, which include dividends paid on participating and non-participating shares of the Corporation as well as dividends paid by subsidiaries to non-controlling interests, resulted in a net outflow of $392 million in the first quarter of 2006, compared with a net outflow of $211 million in the corresponding period in 2005.

Financing activities during the quarter ended March 31, 2006 compared to the same period in 2005 include:

› Dividends paid on a consolidated basis in 2006 of $256 million, compared with $218 million in 2005.

› Repayment of long-term debt of $150 million, compared with $36 million in the first quarter of 2005.

› Repurchase for cancellation by subsidiaries of the Corporation of their common shares in the amount of $22 million in 2006, compared with $17 million in the first quarter of 2005.

Cash flow from investing activities resulted in a net outflow of $189 million in the first quarter of 2006, compared with a net outflow of $672 million in the first quarter of 2005.

› As noted above, Lifeco acquired additional investment assets of $40 million supporting policy liabilities.

› Investing activities at IGM amounted to $129 million in the first quarter of 2006, compared with $58 million in the first quarter of 2005. The increase related primarily to increases in residential mortgages and personal loans for an amount of $254 million, offset by securitizations of $86 million, compared with an increase of $134 million in the first quarter of 2005, offset by securitizations of $49 million. In addition, purchases of securities amounted to $10 million in 2006, compared with nil in the first quarter of 2005, while sales of securities generated proceeds of $53 million, compared with $29 million in the first quarter of 2005.

Cash flows from activities of Lifeco and IGM are described in more detail in the respective Parts of this Interim MD&A related to these subsidiaries.

CORPORATE CASH FLOWS

Power Corporation is a holding company. As such, corporate cash flows from operations, before payment of dividends on the first preferred shares and on the participating shares, are principally made up of dividends received from subsidiaries and income from investments, less operating expenses and taxes. A significant component of corporate cash flows is made up of dividends received from Power Financial, which is also a holding company. In the first quarter of 2006, Power Financial declared dividends of $0.2325 per share on its common shares, compared with $0.2025 in the first quarter of 2005.

In the first quarter of 2006, dividends declared on the Corporation's participating shares amounted to $0.16875 per share, compared with $0.14375 per share in the same period in 2005. This represents a 17.4% increase.

SHAREHOLDERS' EQUITY

Shareholders' equity, including non-participating shares issued by the Corporation was $7,482 million at the end of March 2006, compared with $7,259 million at the end of 2005.

Non-participating shares of the Corporation consist of five series of First Preferred shares with an aggregate stated amount of $795 million as of March 31, 2006 (unchanged from December 31, 2005), of which $750 million are non-cumulative. All of these series are perpetual preferred shares and redeemable in whole or in part at the option of the Corporation from specific dates. The First Preferred Shares, 1986 Series, with a stated value of $45 million at March 31, 2006 (unchanged from the end of 2005), have a "sinking fund" provision under which the Corporation will make all reasonable efforts to purchase on the open market 20,000 shares per quarter. No such shares were purchased in the first quarter of 2006.

Excluding preferred shares, participating shareholders' equity was $6,687 million at March 31, 2006, compared with $6,464 million at December 31, 2005. The increase of $223 million was primarily due to:

› a $168 million increase in retained earnings; and

› a $39 million positive variation in foreign currency translation adjustments, relating primarily to the Corporation's indirect investments through Power Financial in Lifeco's foreign operations and Pargesa.

In addition, the Corporation issued 1,285,015 Subordinate Voting shares in the first quarter of 2006 (2,954,945 in the first quarter in 2005) under the Executive Stock Option Plan, resulting in an increase in stated capital of $11 million (first quarter of 2005 — $17 million). Book value per participating share of the Corporation was $14.84 at the end of March 2006, compared with $14.39 at the end of 2005.

RATINGS OF THE CORPORATION

As of the date hereof, ratings of certain of the Corporation's securities are as follows:

	DOMINION BOND RATING SERVICE[1]	STANDARD & POOR'S RATINGS SERVICES[2]
Corporate rating/counterparty credit rating	A [high]	A
Preferred		
Cumulative shares	Pfd 2 [high]	Canadian scale P2 [high] Global scale BBB+
Non-cumulative	Pfd 2 [high] n	Canadian scale P2 [high] Global scale BBB+

[1] The ratings on the Corporation's securities were upgraded on April 18, 2006. The trends remain stable.
[2] The outlook and the Corporation's ratings are stable.

SUMMARY OF CRITICAL ACCOUNTING ESTIMATES

There were no changes to the critical accounting estimates from those reported at December 31, 2005 (please refer to the 2005 MD&A).

FUTURE ACCOUNTING CHANGES

As noted in the 2005 MD&A, the Corporation is currently evaluating the impact on its Consolidated Financial Statements of the following new requirements:

› CICA Handbook Section 3500, Earnings Per Share, which is expected to be amended in 2006 to require inclusion of the dilutive effects of convertible securities in the calculation of diluted earnings per share.

› New standards addressing the recognition and measurement of financial instruments the application of hedge accounting and comprehensive income, which will be effective for the Corporation on January 1, 2007.

OFF-BALANCE SHEET ARRANGEMENTS

The following should be read in conjunction with the Notes to the 2005 Consolidated Financial Statements.

SECURITIZATIONS › There were no changes to IGM's liquidity management practices related to securitizations during the three-month period ended March 31, 2006. During the quarter, IGM entered into securitization transactions through its mortgage banking operations with proceeds of $85.6 million, compared with $48.7 million in 2005. Securitized loans serviced at March 31, 2006, totalled $603.8 million and the fair value of IGM's retained interest was $12.5 million. This compares with $592.7 million and $17.1 million, respectively, at March 31, 2005.

DERIVATIVE FINANCIAL INSTRUMENTS › In the course of their activities, the Corporation and its subsidiaries use derivative financial instruments. When using such derivatives, they only act as limited end users and not as market makers in such derivatives. There have been no changes to the Corporation's and its subsidiaries' policies and procedures with respect to the use of derivative instruments during the three-month period ended March 31, 2006. In addition, there has not been a significant change in either the notional amount outstanding or in the exposure to credit risk that represents the market value of those instruments, which are in a gain position as at March 31, 2006. For an overview of the use of derivative financial instruments, please refer to the 2005 MD&A and to Notes 1 and 22 to the 2005 Consolidated Financial Statements.

LETTERS OF CREDIT › In the normal course of its Reinsurance business, Lifeco provides letters of credit (LOC) to other parties or beneficiaries. Through certain of its operating subsidiaries, Lifeco has provided LOC to both external and internal parties, which are described in the paragraph "Liquidity Risk (Letters of Credit)" included in the Lifeco section of the 2005 MD&A, as well as in Note 24 to the 2005 Consolidated Financial Statements.

CONTRACTUAL OBLIGATIONS

There have been no material changes in the contractual obligations of the Corporation or its subsidiaries, from those reported at December 31, 2005. *Contractual obligations for Lifeco decreased by $83 million from December 31, 2005 to March 31, 2006.*

On April 24, 2006, Crown Life Insurance Company (Crown Life) served notice, pursuant to the terms of the 1999 acquisition of the majority of the insurance operations of Crown Life by Canada Life, commencing a process under which Canada Life may be required to acquire the common shares of Crown Life. This acquisition is not expected to have a material effect on the consolidated financial position of the Corporation.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

For an overview of financial instruments at December 31, 2005, please refer to the 2005 MD&A as well as to Note 21 to the 2005 Consolidated Financial Statements.

Changes in both the carrying values and the fair values of financial instruments did not have a significant impact on the financial condition of the Corporation or its subsidiaries for the three-month period ended March 31, 2006. In addition, there were no significant changes in the risks related to these financial instruments and the policies and procedures designed to manage these risks during the period.

SUMMARY OF QUARTERLY RESULTS

In this table, all per share amounts are presented on a post-subdivision basis.

	2006				2005				2004
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenues	**6,416**	7,250	5,853	6,415	7,095	6,387	5,549	6,513	5,894
Operating earnings [1][2][3][4]	**254**	290	258	292	231	242	233	271	209
per share — basic	**0.54**	0.62	0.56	0.64	0.50	0.53	0.51	0.59	0.45
Other income and share of specific charge recorded by Lifeco [2][3]	-	(5)	(16)	2	1	(10)	(5)	11	(2)
per share — basic	-	(0.01)	(0.04)	0.00	0.00	(0.02)	(0.01)	0.03	(0.00)
Net earnings	**254**	285	242	294	232	232	228	282	207
per share — basic	**0.54**	0.61	0.52	0.64	0.50	0.51	0.50	0.62	0.45
per share — diluted	**0.54**	0.60	0.51	0.63	0.50	0.50	0.49	0.61	0.44

[1] The contribution from Pargesa to operating earnings includes Pargesa's share of the dividends paid by Total and Suez, as well as Pargesa's share of the portion of the dividend received by GBL from Bertelsmann, which is considered a preferred dividend [Pargesa's share: SF30 million in 2005 and SF50 million in 2004] and thus recorded as income. These dividends contribute significantly to Pargesa's operating results. Dividends from Suez and Bertelsmann are received once a year, during the second quarter. Total, which also used to pay its annual dividend in one installment during the second quarter, started in the fall of 2004 to pay its dividend in two installments. In 2004, Pargesa's contribution to operating earnings of Power Financial includes, in the second quarter of 2004, its share of the annual dividend paid by Total related to 2003, which amounted to €4.70 per share, as well as, in the fourth quarter, the first interim dividend, related to fiscal 2004, which amounted to €2.40 per share. In 2005, it includes in the second quarter the final portion [€3.00 per share] of the 2004 dividend, while in the fourth quarter of 2005, it includes the first installment [€3.00 per share] of the dividend related to 2005.

[2] Pargesa releases its six-month results only in September and any difference between actual results compared to estimates used by Power Financial when releasing its results for the periods ended June 30 are recorded by Power Financial in the third quarter. The impact of such differences on Power Financial's operating earnings was $3 million [$0.00 per share] and $4 million [$0.01 per share] in the third quarters of 2005 and 2004, respectively. The impact on Power Financial's third quarter non-operating earnings was negative $1 million [$0.00 per share] and negative $1 million [$0.00 per share] in 2005 and 2004, respectively.

[3] Lifeco recorded in the third and fourth quarters of 2005, reinsurance provisions of $30 million and $13 million after tax, respectively, for expected issues arising from hurricane damages in 2005. Power Corporation's share of this specific charge was $14 million or $0.03 per share in the third quarter, and $7 million or $0.02 per share in the fourth quarter of 2005. In addition, Other income included in 2004 and in the first three quarters of 2005, the impact of restructuring costs recorded by Lifeco in connection with the acquisition of Canada Life.

[4] For a definition of this non-GAAP financial measure, please refer to Results of Power Corporation of Canada — Non-GAAP Financial Measures.

POWER CORPORATION OF CANADA

CONSOLIDATED BALANCE SHEETS

[in millions of dollars]	MARCH 31, 2006 [unaudited]	DECEMBER 31, 2005
Assets		
Cash and cash equivalents	**4,719**	5,332
Investments		
Shares	**4,985**	4,867
Bonds	**59,481**	59,298
Mortgages and other loans	**15,378**	15,118
Loans to policyholders	**6,735**	6,646
Real estate	**1,841**	1,844
	88,420	87,773
Funds held by ceding insurers	**2,504**	2,556
Investment in affiliates, at equity	**1,600**	1,554
Intangible assets	**2,419**	2,419
Goodwill	**8,272**	8,264
Future income taxes	**442**	476
Other assets	**4,681**	4,625
	113,057	112,999
Liabilities		
Policy liabilities		
Actuarial liabilities	**71,611**	71,263
Other	**4,020**	3,787
Deposits and certificates	**708**	693
Funds held under reinsurance contracts	**4,009**	4,325
Debentures and other borrowings [Note 2]	**3,278**	3,427
Preferred shares of subsidiaries	**1,656**	1,656
Capital trust securities and debentures [Note 3]	**648**	648
Future income taxes	**894**	865
Other liabilities	**8,274**	8,836
	95,098	95,500
Non-controlling interests	**10,477**	10,240
Shareholders' Equity		
Stated capital [Note 4]		
Non-participating shares	**795**	795
Participating shares	**428**	417
Contributed surplus	**42**	37
Retained earnings	**6,646**	6,478
Foreign currency translation adjustments	**(429)**	(468)
	7,482	7,259
	113,057	112,999

CONSOLIDATED STATEMENTS OF EARNINGS

THREE MONTHS ENDED MARCH 31 [unaudited] [in millions of dollars, except per share amounts]	2006	2005
Revenues		
Premium income	3,700	4,528
Net investment income	1,386	1,341
Fees and media income	1,330	1,226
	6,416	7,095
Expenses		
Paid or credited to policyholders and beneficiaries including policyholder dividends and experience refunds	4,001	4,816
Commissions	537	498
Operating expenses	904	897
Financing charges [Note 5]	82	86
	5,524	6,297
	892	798
Share of earnings of affiliates	7	8
Other income [charges], net [Note 6]	–	(4)
Earnings before income taxes and non-controlling interests	899	802
Income taxes	257	221
Non-controlling interests	388	349
Net earnings	254	232
Earnings per participating share [Note 7]		
Basic	0.54	0.50
Diluted	0.54	0.50

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

THREE MONTHS ENDED MARCH 31 *[unaudited] [in millions of dollars]*	*2006*	*2005*
Retained earnings, beginning of year	6,478	5,761
Add		
Net earnings	254	232
	6,732	5,993
Deduct		
Dividends		
Non-participating shares	10	7
Participating shares	76	64
	86	71
Retained earnings, end of period	6,646	5,922

CONSOLIDATED STATEMENTS OF CASH FLOWS

THREE MONTHS ENDED MARCH 31 [unaudited] [in millions of dollars]	2006	2005
Operating activities		
Net earnings	**254**	232
Non-cash charges [credits]		
Increase [decrease] in policy liabilities	**129**	879
Decrease [increase] in funds held by ceding insurers	**52**	128
Increase [decrease] in funds held under reinsurance contracts	**(78)**	2
Amortization and depreciation	**27**	29
Future income taxes	**78**	151
Non-controlling interests	**388**	349
Other	**(196)**	(23)
Change in non-cash working capital	**(716)**	(673)
	(62)	1,074
Financing activities		
Dividends paid		
By subsidiaries to non-controlling interests	**(170)**	(147)
Non-participating shares	**(10)**	(7)
Participating shares	**(76)**	(64)
	(256)	(218)
Issue of subordinated voting shares	**11**	17
Issue of common shares by subsidiaries	**18**	13
Repurchase of common shares by subsidiaries	**(22)**	(17)
Repayment of debentures and other borrowings	**(150)**	(36)
Other	**7**	30
	(392)	(211)
Investment activities		
Bond sales and maturities	**8,016**	9,223
Mortgage loan repayments	**438**	842
Sales of shares	**361**	279
Real estate sales	**119**	36
Proceeds from securitizations	**86**	49
Change in loans to policyholders	**(87)**	(37)
Change in repurchase agreements	**114**	112
Investment in bonds	**(7,977)**	(9,528)
Investment in mortgage loans	**(786)**	(1,104)
Investment in shares	**(400)**	(451)
Investment in real estate	**(72)**	(52)
Other	**(1)**	(41)
	(189)	(672)
Effect of changes in exchange rates on cash and cash equivalents	**30**	(26)
Increase [decrease] in cash and cash equivalents	**(613)**	165
Cash and cash equivalents, beginning of period	**5,332**	4,142
Cash and cash equivalents, end of period	**4,719**	4,307

ALL TABULAR AMOUNTS ARE IN MILLIONS OF CANADIAN DOLLARS UNLESS OTHERWISE NOTED.

NOTE 1 SIGNIFICANT ACCOUNTING POLICIES

The interim unaudited consolidated financial statements of Power Corporation of Canada at March 31, 2006 have been prepared in accordance with generally accepted accounting principles in Canada (GAAP). These interim unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto in the Corporation's annual report dated December 31, 2005. These interim unaudited consolidated financial statements do not include all disclosures required for annual financial statements.

The interim unaudited consolidated statements have been prepared using the same accounting policies described in Note 1 of the Corporation's consolidated financial statements for the year ended December 31, 2005.

COMPARATIVE FIGURES

Certain of the 2005 amounts presented for comparative purposes have been reclassified to conform with the presentation adopted in the current year.

NOTE 2 DEBENTURES AND OTHER BORROWINGS

	MARCH 31, 2006	DECEMBER 31, 2005
Power Financial Corporation		
7.65% debentures, repaid January 5, 2006	–	150
6.90% debentures, due March 11, 2033	250	250
IGM Financial Inc.		
6.75% debentures 2001 Series, due May 9, 2011	450	450
6.58% debentures 2003 Series, due March 7, 2018	150	150
6.65% debentures 1997 Series, due December 13, 2027	125	125
7.45% debentures 2001 Series, due May 9, 2031	150	150
7.00% debentures 2002 Series, due December 31, 2032	175	175
7.11% debentures 2003 Series, due March 7, 2033	150	150
Great-West Lifeco Inc.		
Subordinated debentures due September 19, 2011 bearing a fixed rate of 8% until 2006 and, thereafter, at a rate equal to the Canadian 90-day Bankers' Acceptance rate plus 1%, unsecured	254	256
Subordinated debentures due December 11, 2013 bearing a fixed rate of 5.80% until 2008 and, thereafter, at a rate equal to the Canadian 90-day Bankers' Acceptance rate plus 1%, unsecured	205	206
6.75% debentures due August 10, 2015, unsecured	200	200
6.14% debentures due March 21, 2018, unsecured	200	200
6.40% subordinated debentures due December 11, 2028, unsecured	101	101
6.74% debentures due November 24, 2031, unsecured	200	200
6.67% debentures due March 21, 2033, unsecured	400	400
6.625% deferrable debentures due November 15, 2034, unsecured [US$175 million]	209	205
Other notes payable with interest rate of 8.0%	9	9
Other		
Term loan at prime plus a premium varying between 1.0% and 1.5% or Banker's Acceptance plus a premium varying between 2.0% and 2.5% due May 13, 2013	50	50
	3,278	3,427

NOTE 3 CAPITAL TRUST SECURITIES AND DEBENTURES

	MARCH 31, 2006	DECEMBER 31, 2005
Capital trust debentures		
5.995% senior debentures due December 31, 2052, unsecured [GWLCT]	**350**	350
6.679% senior debentures due June 30, 2052, unsecured [CLCT]	**300**	300
7.529% senior debentures due June 30, 2052, unsecured [CLCT]	**150**	150
	800	800
Acquisition related fair market value adjustment	**33**	34
Capital trust securities held by consolidated group as temporary investments	**(185)**	(186)
	648	648

Great-West Life Capital Trust (GWLCT), a trust established by The Great-West Life Assurance Company (Great-West Life), had issued $350 million of capital trust securities, the proceeds of which were used by GWLCT to purchase Great-West Life senior debentures in the amount of $350 million, and Canada Life Capital Trust (CLCT), a trust established by The Canada Life Assurance Company (Canada Life), had issued $450 million of capital trust securities, the proceeds of which were used by CLCT to purchase Canada Life senior debentures in the amount of $450 million.

NOTE 4 CAPITAL STOCK AND STOCK OPTION PLAN

STATED CAPITAL

	MARCH 31, 2006	DECEMBER 31, 2005
Non-participating shares		
Cumulative Redeemable First Preferred Shares, 1986 Series		
Authorized — Unlimited number of shares		
Issued — 899,878 shares	**45**	45
Series A First Preferred Shares		
Authorized and issued — 6,000,000 shares	**150**	150
Series B First Preferred Shares		
Authorized and issued — 8,000,000 shares	**200**	200
Series C First Preferred Shares		
Authorized and issued — 6,000,000 shares	**150**	150
Series D First Preferred Shares		
Authorized and issued — 10,000,000 shares	**250**	250
	795	795
Participating shares		
Participating Preferred Shares		
Authorized — Unlimited number of shares		
Issued — 48,854,772 shares	**27**	27
Subordinate Voting Shares		
Authorized — Unlimited number of shares		
Issued — 401,549,709 [2005 — 400,264,694] shares	**401**	390
	428	417

STOCK-BASED COMPENSATION

During the first quarter of 2006, no options were granted under the Corporation's stock option plan (1,192,500 options in the first quarter of 2005). The fair value of these options was estimated using the Black-Scholes option-pricing model with the following assumptions:

	2006	2005
Dividend yield	–	2%
Expected volatility	–	24%
Risk-free interest rate	–	4%
Expected life [years]	–	7
Fair value per option granted [$/option]	–	$8.64

NOTE 4 CAPITAL STOCK AND STOCK OPTION PLAN [CONTINUED]

Stock options were granted by subsidiaries. For the three months ended March 31, 2006, compensation expense relating to the stock options granted by the Corporation and its subsidiaries amounted to $7 million ($6 million in 2005).

Options were outstanding at March 31, 2006 to purchase, until November 30, 2015, 11,909,195 subordinate voting shares at various prices from $11.3625 to $32.025. During the three months ended March 31, 2006, 1,285,015 subordinate voting shares (2,954,945 in 2005) were issued under the Corporation's plan for an aggregate consideration of $11 million ($17 million in 2005).

NOTE 5 FINANCING CHARGES

Financing charges include interest on debentures and other borrowings, together with distributions and interest on capital trust securities and debentures, and dividends on preferred shares classified as liabilities.

THREE MONTHS ENDED MARCH 31	2006	2005
Interest on debentures and other borrowings	54	58
Preferred share dividends	19	19
Interest on capital trust debentures	12	12
Distributions on capital trust securities held by consolidated group as temporary investments	(3)	(3)
	82	86

NOTE 6 OTHER INCOME [CHARGES], NET

THREE MONTHS ENDED MARCH 31	2006	2005
Share of Pargesa's non-operating earnings	-	1
Restructuring costs — Lifeco	-	(7)
Other	-	2
	-	(4)

NOTE 7 EARNINGS PER SHARE

The following is a reconciliation of the numerators and the denominators of the basic and diluted earnings per participating share computations:

THREE MONTHS ENDED MARCH 31	2006	2005
Net earnings	254	232
Dividends on non-participating shares	(10)	(7)
Net earnings available to participating shareholders	244	225
Weighted number of participating shares outstanding [millions] — Basic	449.6	446.1
Exercise of stock options	11.9	14.3
Shares assumed to be repurchased with proceeds from exercise of stock options	(6.7)	(7.5)
Weighted number of participating shares outstanding [millions] — Diluted	454.8	452.9

NOTE 8 PENSION PLANS AND OTHER POST-RETIREMENT BENEFITS

The total benefit costs included in operating expenses are as follows:

THREE MONTHS ENDED MARCH 31	2006	2005
Pension plans	24	21
Other post-retirement benefits	9	12
	33	33

NOTE 9 SECURITIZATIONS

During the first quarter of 2006, IGM Financial Inc. (IGM) securitized $86.1 million (2005—$49.0 million) of residential mortgages through sales to commercial paper conduits that in turn issued securities to investors and received net cash proceeds of $85.6 million (2005—$48.7 million). IGM's retained interest in the securitized loans was valued at $1.5 million (2005—$1.4 million). A pre-tax gain on sale of $0.3 million (2005—$0.8 million) was recognized and reported in Net investment income in the Consolidated Statements of Earnings.

NOTE 10 SEGMENTED INFORMATION

INFORMATION ON PROFIT MEASURE

THREE MONTHS ENDED MARCH 31, 2006	LIFECO	IGM	PARJOINTCO	OTHER	TOTAL
Revenues					
Premium income	3,700			–	3,700
Net investment income	1,323	57		6	1,386
Fees and media income	652	589		89	1,330
	5,675	646	–	95	6,416
Expenses					
Insurance claims	4,001			–	4,001
Commissions	342	202		(7)	537
Operating expenses	626	149		129	904
Financing charges	47	22		13	82
	5,016	373	–	135	5,524
	659	273	–	(40)	892
Share of earnings of affiliates	–	–	10	(3)	7
Other income [charges]—net	–	–	–	–	–
Earnings before the following	659	273	10	(43)	899
Income taxes	169	87	–	1	257
Non-controlling interests	282	118	3	(15)	388
Contribution to consolidated net earnings	208	68	7	(29)	254

INFORMATION ON PROFIT MEASURE

THREE MONTHS ENDED MARCH 31, 2005	LIFECO	IGM	PARJOINTCO	OTHER	TOTAL
Revenues					
Premium income	4,528			–	4,528
Net investment income	1,292	50		(1)	1,341
Fees and media income	614	523		89	1,226
	6,434	573	–	88	7,095
Expenses					
Insurance claims	4,816			–	4,816
Commissions	329	176		(7)	498
Operating expenses	630	143		124	897
Financing charges	48	22		16	86
	5,823	341	–	133	6,297
	611	232	–	(45)	798
Share of earnings of affiliates	–	–	11	(3)	8
Other income [charges]—net	(7)	–	1	2	(4)
Earnings before the following	604	232	12	(46)	802
Income taxes	149	71	–	1	221
Non-controlling interests	259	101	4	(15)	349
Contribution to consolidated net earnings	196	60	8	(32)	232

NOTE 11 SUBSEQUENT EVENTS

On March 30, 2006, Lifeco entered into an agreement with a syndicate of underwriters under which the underwriters have agreed to buy 12,000,000 4.50% Non-cumulative First Preferred Shares Series I from Lifeco for sale to the public at a price of $25 per Preferred Share, representing an aggregate issue amount of $300 million. The offering closed April 12, 2006.

On April 24, 2006, Crown Life Insurance Company (Crown Life) served notice, pursuant to the terms of the 1999 acquisition of the majority of the insurance operations of Crown Life by Canada Life, commencing a process under which Canada Life may be required to acquire the common shares of Crown Life. This transaction is not expected to have a material effect on the consolidated financial position of the Corporation.

On May 11, 2006, Lifeco announced that its wholly owned United Kingdom subsidiary, Canada Life Limited, reached an agreement with The Equitable Life Assurance Society (Equitable Life) in the U.K. to acquire the assets and liabilities associated with most of Equitable Life's not-for-profit pension annuity business.

The transaction involves the acquisition of approximately 130,000 policies, having liabilities and supporting assets with an approximate value at December 31, 2005 of $9.3 billion (£4.6 billion). The transaction is subject to regulatory and court approvals. Canada Life Limited will acquire these liabilities, effective January 1, 2006, by way of indemnity reinsurance. Following closing, expected in the first quarter of 2007, the liabilities and assets will be transferred to Canada Life Limited. The actual values will depend on the asset values at the date of closing.

POWER FINANCIAL CORPORATION

PART B

POWER FINANCIAL CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATING RESULTS

Page B2

FINANCIAL STATEMENTS AND NOTES

Page B11

MARCH 31, 2006

The attached documents concerning Power Financial Corporation are documents prepared and publicly disclosed by such subsidiary. Certain statements in the attached documents, other than statements of historical fact, are forward-looking statements based on certain assumptions and the current expectations of the subsidiary as set forth therein. The reader is cautioned to consider these statements carefully and not to put undue reliance on forward-looking statements. For further information provided by the subsidiary as to the material factors that could cause actual results to differ materially from a conclusion, forecast or projection in the forward-looking information and the material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection set out in the forward-looking information, please see the attached documents, including the section entitled Forward-Looking Statements.

POWER FINANCIAL CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATING RESULTS

ALL TABULAR AMOUNTS ARE IN MILLIONS OF CANADIAN DOLLARS UNLESS OTHERWISE NOTED.

The following is a discussion and analysis of the interim consolidated financial position and results of operations of Power Financial Corporation (Power Financial or the Corporation) for the three-month period ended March 31, 2006 (the interim MD&A). This document should be read in conjunction with the unaudited interim consolidated financial statements of Power Financial and notes thereto for the three-month period ended March 31, 2006, management's discussion and analysis of operating results for the year ended December 31, 2005 (the 2005 MD&A), and the consolidated financial statements and notes thereto for the year ended December 31, 2005. Additional information relating to Power Financial, including the Annual Information Form, may be found on SEDAR at www.sedar.com.

FORWARD-LOOKING STATEMENTS › Certain statements, other than statements of historical fact, are forward-looking statements based on certain assumptions and reflect the Corporation's or its subsidiaries' and affiliate's current expectations. These statements may include, without limitation, statements regarding the operations, business, financial condition, priorities, ongoing objectives, strategies and outlook of Power Financial or its subsidiaries and affiliate for the current fiscal year and subsequent periods. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects", "anticipates", "plans", "believes", "estimates", "intends", "targets", "projects", "forecasts" or negative versions thereof and other similar expressions, or future or conditional verbs such as "may", "will", "should", "would" and "could".

This information is based upon certain material factors or assumptions that were applied in drawing a conclusion or making a forecast or projection as reflected in the forward-looking statements, including the perception of historical trends, current conditions and expected future developments, as well as other factors that are believed to be appropriate in the circumstances.

Actual results could differ materially from those projected and should not be relied upon as a prediction of future events. By its nature, this information is subject to inherent risks and uncertainties that may be general or specific. A variety of material factors, many of which are beyond the Corporation's or its subsidiaries' and affiliate's control, affect the operations, performance and results of the Corporation, its subsidiaries and affiliate, and their business, and could cause actual results to differ materially from current expectations of estimated or anticipated events or results. These factors include, but are not limited to: the impact or unanticipated impact of general economic, political and market factors in North America and internationally, interest and foreign exchange rates, global equity and capital markets, management of market liquidity and funding risks, changes in accounting policies and methods used to report financial condition, including uncertainties associated with critical accounting assumptions and estimates, the effect of applying future accounting changes, business competition, technological change, changes in government regulation and legislation, changes in tax laws, unexpected judicial or regulatory proceedings, catastrophic events, the Corporation's or its subsidiaries' or affiliate's ability to complete strategic transactions and integrate acquisitions and the Corporation's or its subsidiaries' and affiliate's success in anticipating and managing the foregoing risks.

The reader is cautioned that the foregoing list of factors is not exhaustive of the factors that may affect any of the Corporation's or its subsidiaries' and affiliate's forward-looking statements. The reader is also cautioned to consider these and other factors carefully and not to put undue reliance on forward-looking statements.

Other than as specifically required by law, the Corporation undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events, whether as a result of new information, future events or results otherwise.

Additional information about the risks and uncertainties of the Corporation's business is provided in its disclosure materials, including its most recent Annual Information Form, filed with the securities regulatory authorities in Canada, available at www.sedar.com.

OVERVIEW

Power Financial is a holding company with substantial interests in the financial services industry through its controlling interests in Great-West Lifeco Inc. (Lifeco) and IGM Financial Inc. (IGM). Power Financial also holds an interest in Pargesa Holding S.A. (Pargesa), together with the Frère group of Belgium.

Parts C and D of this interim MD&A concerning Lifeco and IGM consist of their respective interim MD&A and financial statements, as prepared and disclosed by these companies. This information is also available either directly from SEDAR or from the Web site of Lifeco (www.greatwestlifeco.com) or IGM (www.igmfinancial.com), respectively. The discussion in Part E, which relates to Pargesa, is based on information provided in Pargesa's public disclosure through the press release issued by Pargesa on May 3, 2006, including unaudited earnings for the three-month period ended March 31, 2006. Readers can also access Pargesa's Web site (www.pargesa.ch).

LIFECO

Lifeco has operations in Canada, the United States and Europe through its subsidiaries The Great-West Life Assurance Company (Great-West Life), London Life Insurance Company (London Life), The Canada Life Assurance Company (Canada Life), and Great-West Life & Annuity Insurance Company (GWL&A).

In Canada, Great-West Life and its operating subsidiaries, London Life and Canada Life, offer a broad portfolio of financial and benefit plan solutions for individuals, families, businesses and organizations, through a network of Freedom 55 Financial and Great-West Life financial security advisers, and through a multi-channel network of brokers, advisers and financial institutions.

In the United States, GWL&A provides self-funded employee health plans for businesses and meets the retirement income needs of employees in the public/non-profit and corporate sectors. It serves its customers nationwide through a range of health care and financial products and services marketed through brokers, consultants and group representatives, and through partnerships with other financial institutions.

In Europe, Canada Life is broadly organized along geographically defined market segments and offers protection and wealth management products and reinsurance. The Europe segment is composed of two distinct business units: Insurance & Annuities, which consists of operations in the United Kingdom, Isle of Man, Republic of Ireland and Germany; and Reinsurance, which operates primarily in the United States, Barbados and Ireland. Reinsurance products are provided through Canada Life, London Reinsurance Group Inc. (LRG) and their subsidiaries.

At the end of March 2006, Power Financial and IGM held 70.6% and 4.2%, respectively, of Lifeco's common shares, representing approximately 65% of the voting rights attached to all outstanding Lifeco voting shares.

IGM

IGM is one of Canada's premier personal financial services companies and Canada's largest manager and distributor of mutual funds and other managed asset products. Its activities are carried out principally through its operating subsidiaries, Investors Group Inc. (Investors Group), Mackenzie Financial Corporation (Mackenzie), and Investment Planning Counsel Inc. (Investment Planning Counsel), which offer their own distinctive products and services through separate advice channels encompassing, at March 31, 2006, over 34,000 consultants and independent financial advisers.

Investors Group, through a network of more than 3,600 consultants nationwide (at March 31, 2006), offers comprehensive financial planning advice and services to its clients, including investment, retirement, estate and tax planning. Investors Group offers investment management, securities, insurance, banking and mortgage products to its clients through integrated financial planning.

Mackenzie is a multi-faceted investment management and financial services company, that was founded in 1967. Mackenzie provides investment advisory and related services through relationships with more than 30,000 independent financial advisers across Canada. Mackenzie also provides management services to institutional accounts and provides trust and administrative services.

Investment Planning Counsel is an integrated financial service company focused on providing Canadians with high-quality financial products, services and advice, while helping them achieve their financial objectives. Investment Planning Counsel is a leading choice for independent financial planners dedicated to delivering quality, client-focused advice. Investment Planning Counsel is the fifth largest independent distributor of financial products, services and advice in Canada.

At the end of March 2006, Power Financial and Great-West Life held 55.9% and 3.5%, respectively, of IGM's common shares.

PARGESA

Power Financial Europe B.V., a wholly owned subsidiary of Power Financial, and the Frère group each hold a 50% interest in Parjointco N.V. (Parjointco), which at the end of March 2006 held a 54.1% equity interest in Pargesa, representing 61.4% of the voting rights of that company. On March 30, 2006, Pargesa announced the issue and placement of SF600 million debentures convertible into new Pargesa bearer shares, through a public offering in Switzerland and an international private placement to institutional investors. Pargesa stated that it intended to use the proceeds of the offering to subscribe to its 50% share of the €709 million capital increase previously announced by Groupe Bruxelles Lambert (GBL). Concurrently with this offering, Pargesa also issued SF60 million debentures convertible into new registered shares, which was fully subscribed by existing registered shareholders of Pargesa, including Parjointco.

The Pargesa group has substantial holdings in major companies based in Europe. As of March 31, 2006, its portfolio was composed of interests in various sectors, including media and entertainment through Bertelsmann AG (Bertelsmann); oil, gas and chemicals through Total S.A. (Total); energy, water and waste services through Suez; specialty minerals through Imerys; and cement and building materials through Lafarge, in which the Pargesa group made its first investments during the second part of 2005 and held a 9.2% interest as of May 2, 2006. These investments are held by Pargesa directly or through its affiliated Belgian holding company, GBL.

As previously disclosed, GBL announced in January 2006 that, in accordance with its shareholder agreement with the Mohn family (the controlling shareholder of Bertelsmann), GBL's Board of Directors had decided that it would pursue the possible exercise of its right to require the public listing of shares of Bertelsmann, if the market conditions are favourable, as from the end of May 2006.

OUTSTANDING NUMBER OF COMMON SHARES

As of the date of this report, there were 704,813,680 common shares of the Corporation outstanding, unchanged from December 31, 2005.

BASIS OF PRESENTATION AND SUMMARY OF ACCOUNTING POLICIES

The Consolidated Financial Statements of the Corporation have been prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP) and are presented in Canadian dollars.

INCLUSION OF PARGESA'S RESULTS

The investment in Pargesa is accounted for by Power Financial under the equity method. As described above, the Pargesa portfolio consists primarily of investments in Imerys, Bertelsmann, Total, Suez and Lafarge, which are held by Pargesa directly or through GBL. In the statement of earnings of GBL, the contribution from Total, Suez and Lafarge is made of the dividends received from these companies (Lafarge did not contribute to earnings in 2005 as the investments were made by GBL after the annual dividend of Lafarge was paid).

As already disclosed, Pargesa, which previously prepared its financial statements in accordance with Swiss generally accepted accounting principles, adopted IFRS at the end of 2005 and accordingly restated its 2005 interim financial results. As a result of adopting IFRS, Pargesa no longer amortizes goodwill in the preparation of its financial statements.

The contribution to Power Financial's earnings is based on the economic (flow-through) presentation of results used by Pargesa. Pursuant to this presentation, "operating income" and "non-operating income" are presented separately by Pargesa. Power Financial's share of non-operating income of Pargesa, after adjustments or reclassifications if necessary, is included as part of Other income in the Corporation's financial statements.

RESULTS OF POWER FINANCIAL CORPORATION

This section is an overview of the results of Power Financial. In this section, consistent with past practice, the contributions from Lifeco and IGM, which represent most of the earnings of Power Financial, are accounted for using the equity method in order to facilitate the discussion and analysis. This presentation has no impact on Power Financial's net earnings, and is intended to assist readers in their analysis of the results of the Corporation.

NON-GAAP FINANCIAL MEASURES

In analyzing the financial results of the Corporation and consistent with the presentation in previous years, net earnings are subdivided into the following components:

› operating earnings; and

› other sources of earnings, including what is referred to in this section as "Other income".

Management has used these performance measures for many years in its presentation and analysis of the financial performance of Power Financial, and believes that they provide additional meaningful information to readers in their analysis of the results of the Corporation.

"Operating earnings" exclude the after-tax impact of any item that management considers to be of a non-recurring nature or that could make the period-over-period comparison of results from operations less meaningful. The contribution to operating earnings from Lifeco and IGM is based on adjusted earnings (which is a non-GAAP operating measure) as presented by these companies. Operating earnings and operating earnings per share are non-GAAP financial measures that do not have a standard meaning and may not be comparable to similar measures used by other entities.

The following table shows a reconciliation of the non-GAAP financial measures discussed above with the financial statements of Power Financial.

THREE MONTHS ENDED MARCH 31			2006			2005
	OPERATING EARNINGS	OTHER ITEMS, NET	AS PER FINANCIAL STATEMENTS	OPERATING EARNINGS	OTHER ITEMS, NET	AS PER FINANCIAL STATEMENTS
Earnings before share of earnings of affiliate, other income, income taxes and non-controlling interests	894		894	807		807
Share of earnings of affiliate	10		10	11		11
Earnings before other income, income taxes and non-controlling interests	904		904	818		818
Other income [charges]		–	–		(6)	(6)
Earnings before income taxes and non-controlling interests	904		904	818	(6)	812
Income taxes	256		256	223	(3)	220
Non-controlling interests	240		240	214	(1)	213
Net earnings	408	–	408	381	(2)	379
Per share	0.56	–	0.56	0.52	–	0.52

REVIEW OF FINANCIAL PERFORMANCE

EARNINGS SUMMARY — CONDENSED SUPPLEMENTARY STATEMENTS OF EARNINGS

THREE MONTHS ENDED MARCH 31		2006		2005
	TOTAL[1]	PER SHARE	TOTAL[1]	PER SHARE
Contribution from subsidiaries and affiliate to operating earnings	**426**		399	
Results from corporate activities	**(14)**		(14)	
Sub-total	**412**		385	
Dividends on preferred shares, Series C and J	**(4)**		(4)	
Operating earnings [2]	**408**	0.56	381	0.52
Other income [charges]	**-**	–	(2)	–
Net earnings	**408**	0.56	379	0.52

[1] Before dividends on perpetual preferred shares issued by the Corporation, which amounted to $16 million and $13 million in the first quarters of 2006 and 2005, respectively.

[2] Operating earnings per share are calculated after deducting perpetual preferred share dividends (see above) from operating earnings.

OPERATING EARNINGS

For the three-month period ended March 31, 2006, operating earnings were $408 million, or $0.56 per share, compared with $381 million or $0.52 per share in the same period in 2005, which represents an increase of 6.3% on a per share basis.

SHARE OF OPERATING EARNINGS FROM SUBSIDIARIES AND AFFILIATE

Power Financial's share of operating earnings from its subsidiaries and affiliate increased by 6.8% in the first quarter of 2006, compared with the same period in 2005, from $399 million to $426 million.

› Lifeco's contribution to operating earnings was $313 million in the first quarter of 2006, compared with $298 million for the corresponding period in 2005.

  Lifeco reported net earnings attributable to common shareholders of $446 million or $0.501 per share in the first quarter of 2006, compared with net earnings of $419 million or $0.471 per share in the first quarter of 2005.

  Lifeco's net earnings in 2005 include the after-tax impact of restructuring costs related to the acquisition of Canada Life, which amounted to $4 million after tax or $0.004 per share in the quarter. Power Financial's share of these restructuring costs was recorded in Other income. Excluding the impact of restructuring costs, Lifeco's adjusted earnings attributable to common shareholders were $423 million or $0.475 per share in the first quarter of 2005. On this basis, earnings per share increased by 5% in 2006.

› The contribution from IGM to Power Financial's operating earnings was $103 million in the first quarter of 2006. For the same period in 2005, the contribution was $90 million.

  IGM reported earnings attributable to common shareholders of $185.3 million or $0.69 per share on a diluted basis in the first quarter of 2006, compared with $160.7 million or $0.60 per share in the same period in 2005, this represents an increase of 15% on a per share basis.

› Pargesa reported operating earnings of SF45 million in the first quarter of 2006, compared with SF47 million in the corresponding period in 2005 (as indicated earlier in this report, the figure for 2005 was restated to reflect the adoption of IFRS by Pargesa). Readers are reminded that, as in previous years, Pargesa's operating earnings in the first quarter do not include any contribution from Total, Suez and, starting in 2006, Lafarge, as such contribution is made up of dividends that are received later in the year. After adjustments and reclassifications, and expressed in Canadian dollars, the contribution from Parjointco to Power Financial's operating earnings was $10 million in the first quarter of 2006, compared with $11 million in the first quarter of 2005. The average conversion rate for the SF in the first quarter of 2006 was lower than in the corresponding period of last year.

RESULTS FROM CORPORATE ACTIVITIES

Results from corporate activities, before dividends on preferred shares Series C and J, were charges of $14 million and $14 million in the first quarters of 2006 and 2005. In particular, in 2006, higher income from investments, resulting primarily from an increase in both average cash balances and returns, and lower interest expense, resulting primarily from the redemption of the $150 million debentures early in January 2006, were offset by an increase in operating expenses.

Dividends on preferred shares, Series C and J, which are classified as financing charges, amounted to $4 million in both the first quarters of 2006 and 2005.

OTHER INCOME [CHARGES]

Other income in the first quarter of 2006 was nil, compared with a charge of $2 million in the corresponding period of last year, which resulted primarily from Power Financial's share of restructuring costs recorded by Lifeco related to the acquisition of Canada Life.

NET EARNINGS

Net earnings, after taking into account Other income, were $408 million or $0.56 per share in the first quarter of 2006, compared with $379 million or $0.52 per share in the first quarter of 2005.

FINANCIAL POSITION, LIQUIDITY AND CAPITAL RESOURCES

CONDENSED SUPPLEMENTARY BALANCE SHEET

	MARCH 31, 2006	DECEMBER 31, 2005	MARCH 31, 2006	DECEMBER 31, 2005
	CONSOLIDATED BASIS		EQUITY BASIS[1]	
Assets				
Cash and cash equivalents	**4,032**	4,642	**478**	613
Investments at equity	**1,546**	1,501	**10,074**	9,807
Other investments	**87,488**	86,836		
Other assets	**17,889**	17,917	**74**	73
Total	**110,955**	110,896	**10,626**	10,493
Liabilities				
Policy liabilities				
Actuarial liabilities	**71,611**	71,263		
Other	**4,020**	3,787		
Other liabilities	**13,682**	14,483	**388**	395
Preferred shares of the Corporation	**300**	300	**300**	300
Preferred shares of subsidiaries	**1,356**	1,356		
Capital trust securities and debentures	**648**	648		
Debentures and other borrowings	**3,228**	3,377	**250**	400
	94,845	95,214	**938**	1,095
Non-controlling interests	**6,422**	6,284		
Shareholders' equity				
Perpetual preferred shares	**1,200**	1,200	**1,200**	1,200
Common shareholders' equity	**8,488**	8,198	**8,488**	8,198
Total	**110,955**	110,896	**10,626**	10,493
Consolidated assets and assets under administration	**290,726**	280,170		

[1] Condensed supplementary balance sheet of the Corporation with Lifeco and IGM accounted for using the equity method.

CONSOLIDATED BASIS

The consolidated balance sheets include Lifeco's and IGM's assets and liabilities. Please refer to the Parts of this Interim MD&A related to these subsidiaries, which include a presentation of their balance sheets.

Total assets increased to $110,955 million at March 31, 2006, compared with $110,896 million at December 31, 2005.

Preferred shares of the Corporation included in liabilities represent the two series of soft-retractable preferred shares (Series C and J), while preferred shares of subsidiaries represent soft-retractable preferred shares issued by Lifeco and IGM. Perpetual preferred shares issued by subsidiaries are classified under Non-controlling interests.

Assets under administration include segregated funds of Lifeco and IGM's mutual fund assets, at market values. The market value of Lifeco's segregated funds was $80 billion at the end of March 2006, compared with $75 billion at the end of 2005. IGM's mutual fund assets at market value, including those of Mackenzie and Investment Planning Counsel, were $100 billion at March 31, 2006, compared with $94 billion at the end of 2005.

EQUITY BASIS

Under the equity basis presentation, Lifeco and IGM are accounted for using the equity method. This presentation has no impact on Power Financial's shareholders' equity, but is intended to assist readers in isolating the contribution of Power Financial, as the parent company, to consolidated assets and liabilities.

Cash and cash equivalents held by Power Financial amounted to $478 million at the end of March 2006, compared with $613 million at the end of 2005. During the first quarter of 2006, Power Financial repaid the $150 million principal amount of its 7.65% debentures, which matured on January 5, 2006.

In managing its own cash and cash equivalents, Power Financial may hold cash balances or invest in short-term paper or equivalents, as well as deposits, denominated in foreign currencies and thus be exposed to fluctuations in exchange rates. In order to protect against such fluctuations, Power Financial from time to time enters into currency-hedging transactions with highly rated financial institutions. At March 31, 2006, 99% of the $478 million of cash and cash equivalents were denominated in Canadian dollars or in foreign currencies combined with currency hedges.

Investments at equity, which represent the carrying value of Power Financial's investments in Lifeco, IGM and Parjointco, increased by $267 million in the quarter to $10,074 million at the end of March 2006, compared with $9,807 million at the end of 2005. This increase is mainly due to:

- Power Financial's share of net earnings from its subsidiaries and affiliate, net of dividends received, for a net amount of $231 million; and
- a net positive $58 million variation in foreign currency translation adjustments, related principally to the Corporation's indirect investment in Lifeco's foreign operations and Pargesa. The positive variance reflects the slight decrease of the Canadian dollar at March 31, 2006 compared with December 31, 2005.

Debentures issued by the Corporation amounted to $250 million at March 31, 2006, consisting of the 6.90% debentures due March 11, 2033. At December 31, 2005, the amount of debentures outstanding was $400 million and included the $150 million 7.65% debentures that were repaid on January 5, 2006.

CASH FLOWS

CONSOLIDATED CASH FLOWS

THREE MONTHS ENDED MARCH 31	2006	2005
Cash flow from operating activities	**(40)**	1,082
Cash flow from financing activities	**(431)**	(218)
Cash flow from investing activities	**(169)**	(581)
Effect of changes in exchange rates on cash and cash equivalents	**30**	(26)
[Decrease] increase in cash and cash equivalents	**(610)**	257
Cash and cash equivalents, beginning of year	**4,642**	3,623
Cash and cash equivalents, end of year	**4,032**	3,880

On a consolidated basis, cash and cash equivalents decreased by $610 million in the first quarter of 2006, compared with an increase of $257 million in the corresponding period in 2005.

Operating activities produced a net outflow of $40 million in the period in 2006, compared with a net inflow of $1,082 million in the corresponding period in 2005.

- In 2006, Lifeco's cash flow from operations was a net outflow of $52 million, compared with a net inflow of $1,066 million in the first quarter of 2005. This decrease in cash flow from operations is mainly due to lower premium income in its U.S. Financial Services business, and to the reduction and payment of other liabilities, together with reduced cash flow associated with reinsurance activities. In the first quarter, cash was used to acquire additional investment assets of $40 million supporting policy liabilities.
- Operating activities of IGM, before payment of commissions, generated $165 million in the first quarter of 2006, as compared to $157 million in the same period in 2005. Cash commissions paid were $121 million in 2006, compared with $113 million in the first quarter of 2005, and reflect the increase in mutual fund sales over 2005 levels.

Cash flows from financing activities, which include dividends paid on the Corporation's common and preferred shares as well as dividends paid by subsidiaries to non-controlling interests, resulted in a net outflow of $431 million in the first quarter of 2006, compared with a net outflow of $218 million in the corresponding period in 2005.

Financing activities during the quarter ended March 31, 2006 compared to the same period in 2005 include:

› Dividends paid on a consolidated basis in 2006 of $279 million, compared with $242 million in the first quarter of 2005.

› Repayment of long-term debt of $150 million, consisting of the redemption by Power Financial of its $150 million debentures that matured in January 2006.

› Repurchase for cancellation by subsidiaries of the Corporation of their common shares in the amount of $22 million in 2006, compared with $17 million in the first quarter of 2005.

Cash flow from investing activities resulted in a net outflow of $169 million in the first quarter of 2006, compared with a net outflow of $581 million in the same period in 2005.

› As mentioned above, Lifeco acquired additional investment assets of $40 million supporting policy liabilities.

› Investing activities at IGM amounted to $129 million in the first quarter of 2006, compared with $58 million in the first quarter of 2005. The increase related primarily to increases in residential mortgages and personal loans for an amount of $254 million, offset by securitizations of $86 million, compared with an increase of $134 million in the first quarter of 2005, offset by securitizations of $49 million. In addition, purchases of securities amounted to $10 million in 2006, compared with nil in the first quarter of 2005, while sales of securities generated proceeds of $53 million, compared with $29 million in the first quarter of 2005.

Cash flows from activities of Lifeco and IGM are described in more detail in the respective Parts of this Interim MD&A related to these subsidiaries.

CORPORATE CASH FLOWS

Power Financial is a holding company. As such, corporate cash flows from operations, before payment of dividends, are principally made up of dividends received from its subsidiaries and affiliate and income from investments, less operating expenses, financing charges and taxes. The ability of Lifeco and IGM, which are also holding companies, to meet their obligations generally and pay dividends depends in particular upon receipt of sufficient funds from their subsidiaries. The payment of interest and dividends by Lifeco's principal subsidiaries is subject to restrictions set out in relevant insurance and corporate laws and regulations, which require that solvency and capital standards be maintained. As well, the capitalization of Lifeco's principal subsidiaries takes into account the views expressed by the various credit rating agencies that provide financial strength and other ratings to those companies. The payment of dividends by IGM's principal subsidiaries is subject to corporate laws and regulations which require that solvency standards be maintained. In addition, certain subsidiaries of IGM must also comply with capital or liquidity requirements established by regulatory authorities.

Dividends paid by Lifeco and IGM in the first quarter of 2006 on their common shares amounted to $0.22375 and $0.345 per share, respectively, compared with $0.195 and $0.30 per share, respectively, in the corresponding period in 2005.

Pargesa pays its dividend annually, in the second quarter. The dividend payable in 2006, which was approved at Pargesa's Annual Meeting held on May 3, 2006, amounts to SF2.15 per bearer share, compared with SF2.00 in 2005.

In the first quarter of 2006, Power Financial paid a quarterly dividend of $0.2325 per common share, compared with $0.2025 in the corresponding period in 2005.

SHAREHOLDERS' EQUITY

Common shareholders' equity was $8,488 million at the end of March 2006, compared with $8,198 million at December 31, 2005. The increase of $290 million is mainly due to:

› a $228 million increase in retained earnings; and

› a net $58 million positive variation in foreign currency translation adjustments, resulting primarily from the Corporation's indirect investments in Lifeco's foreign operations and in Pargesa, as explained above.

No common shares were issued during the quarter in 2006 pursuant to the Employee Stock Option Plan, or otherwise.

Book value per common share of the Corporation was $12.04 at the end of March 2006, compared with $11.63 at the end of 2005.

The Corporation had seven series of perpetual preferred shares outstanding at the end of March 2006, with a stated value of $1,200 million, unchanged from year-end 2005.

RATINGS OF THE CORPORATION

As of the date hereof, ratings of certain of the Corporation's securities are as follows:

	DOMINION BOND RATING SERVICE[1]	STANDARD & POOR'S RATINGS SERVICES[2]
Senior debentures	AA [low]	A+
Preferred shares		
Cumulative	Pfd-1 [low]	Canadian scale P1 [low] Global scale A-
Non-cumulative	Pfd-1 [low] n	Canadian scale P1 [low] Global scale A-

[1] The ratings on the Senior Debentures, Cumulative First Preferred Shares (Series A) and Non-Cumulative First Preferred Shares of the Corporation were upgraded on April 18, 2006. The trends remain stable.

[2] The outlook and the Corporation's ratings are stable.

SUMMARY OF CRITICAL ACCOUNTING ESTIMATES

There were no changes to the critical accounting estimates from those reported at December 31, 2005 (please refer to the 2005 MD&A).

FUTURE ACCOUNTING CHANGES

As noted in the 2005 MD&A, the Corporation is currently evaluating the impact on its Consolidated Financial Statements of the following new requirements:

› CICA Handbook Section 3500, Earnings Per Share, which is expected to be amended in 2006 to require inclusion of the dilutive effects of convertible securities in the calculation of diluted earnings per share.

› New standards addressing the recognition and measurement of financial instruments and the application of hedge accounting and comprehensive income, which will be effective for the Corporation on January 1, 2007.

OFF-BALANCE SHEET ARRANGEMENTS

The following should be read in conjunction with the Notes to the 2005 Consolidated Financial Statements.

SECURITIZATIONS › There were no changes to IGM's liquidity management practices related to securitizations during the three-month period ended March 31, 2006. During the quarter, IGM entered into securitization transactions through its mortgage banking operations with proceeds of $85.6 million, compared with $48.7 million in 2005. Securitized loans serviced at March 31, 2006 totalled $603.8 million and the fair value of IGM's retained interest was $12.5 million. This compares with $592.7 million and $17.1 million, respectively, at March 31, 2005.

DERIVATIVE FINANCIAL INSTRUMENTS › In the course of their activities, the Corporation and its subsidiaries use derivative financial instruments. When using such derivatives, they only act as limited end users and not as market makers in such derivatives. There have been no changes to the Corporation's and its subsidiaries' policies and procedures with respect to the use of derivative instruments during the three-month period ended March 31, 2006. In addition, there has not been a significant change in either the notional amount outstanding or in the exposure to credit risk that represents the market value of those instruments, which are in a gain position as at March 31, 2006. For an overview of the use of derivative financial instruments, please refer to the 2005 MD&A and to Notes 1 and 22 to the 2005 Consolidated Financial Statements.

LETTERS OF CREDIT › In the normal course of its Reinsurance business, Lifeco provides letters of credit (LOC) to other parties or beneficiaries. Through certain of its operating subsidiaries, Lifeco has provided LOC to both external and internal parties, which are described in the paragraph "Liquidity Risk (Letters of Credit)" included in the Lifeco section of the 2005 MD&A, as well as in Note 24 to the 2005 Consolidated Financial Statements.

CONTRACTUAL OBLIGATIONS

There have been no material changes in the contractual obligations of the Corporation or its subsidiaries, from those reported at December 31, 2005. Contractual obligations for Lifeco decreased by $83 million from December 31, 2005 to March 31, 2006.

On April 24, 2006, Crown Life Insurance Company (Crown Life) served notice, pursuant to the terms of the 1999 acquisition of the majority of the insurance operations of Crown Life by Canada Life, commencing a process under which Canada Life may be required to acquire the common shares of Crown Life. This acquisition is not expected to have a material effect on the consolidated financial position of the Corporation.

POWER FINANCIAL CORPORATION

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

For an overview of financial instruments at December 31, 2005, please refer to the 2005 MD&A as well as to Note 21 to the 2005 Consolidated Financial Statements.

Changes in both the carrying values and the fair values of financial instruments did not have a significant impact on the financial condition of the Corporation or its subsidiaries for the three-month period ended March 31, 2006. In addition, there were no significant changes in the risks related to these financial instruments and the policies and procedures designed to manage these risks during the period.

SUMMARY OF QUARTERLY RESULTS

In this table, all per share amounts are presented on a post-subdivision basis.

	2006				2005				2004
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenues	**6,302**	7,106	5,748	6,295	6,987	6,269	5,456	6,398	5,799
Operating earnings[1][2][3][4]	**408**	450	414	449	381	406	381	413	338
per share — basic	**0.56**	0.61	0.57	0.62	0.52	0.56	0.52	0.57	0.46
Other income and share of specific charge recorded by Lifeco[2][3]	–	(9)	(24)	2	(2)	(6)	(4)	18	(3)
per share — basic	–	(0.01)	(0.03)	0.00	(0.00)	(0.01)	(0.00)	0.02	(0.00)
Net earnings	**408**	441	390	451	379	400	377	431	335
per share — basic	**0.56**	0.60	0.54	0.62	0.52	0.55	0.52	0.59	0.46
per share — diluted	**0.55**	0.60	0.53	0.62	0.52	0.55	0.52	0.59	0.46

[1] The contribution from Pargesa to operating earnings includes Pargesa's share of the dividends paid by Total and Suez, as well as Pargesa's share of the portion of the dividend received by GBL from Bertelsmann, which is considered a preferred dividend [Pargesa's share: SF30 million in 2005 and SF50 million in 2004] and thus recorded as income. These dividends contribute significantly to Pargesa's operating results. Dividends from Suez and Bertelsmann are received once a year, during the second quarter. Total, which also used to pay its annual dividend in one installment during the second quarter, started in the fall of 2004 to pay its dividend in two installments. Pargesa's contribution to operating earnings of Power Financial includes, in the second quarter of 2004, its share of the annual dividend paid by Total related to 2003, which amounted to €4.70 per share, as well as, in the fourth quarter, the first interim dividend, related to fiscal 2004, which amounted to €2.40 per share. In 2005, it includes in the second quarter the final portion [€3.00 per share] of the 2004 dividend, while in the fourth quarter of 2005, it includes the first installment [€3.00 per share] of the dividend related to 2005.

[2] Pargesa releases its six-month results only in September and any difference between actual results compared to estimates used by Power Financial when releasing its results for the periods ended June 30 are recorded by Power Financial in the third quarter. The impact of such differences on operating earnings was $3 million [$0.00 per share] and $4 million [$0.01 per share] in the third quarters of 2005 and 2004, respectively. The impact on third quarter non-operating earnings was negative $1 million [$0.00 per share] and negative $1 million [$0.00 per share] in 2005 and 2004, respectively.

[3] Lifeco recorded in the third and fourth quarters of 2005, reinsurance provisions of $30 million and $13 million after tax, respectively, for expected losses arising from hurricane damages in 2005. Power Financial's share of this specific charge was $22 million or $0.03 per share in the third quarter, and $9 million or $0.01 per share in the fourth quarter of 2005. In addition, Other income included, in 2004 and in the first quarters of 2005, Power Financial's share of restructuring costs recorded by Lifeco in connection with the acquisition of Canada Life.

[4] For a definition of this non-GAAP financial measure, please refer to Results of Power Financial Corporation — Non-GAAP Financial Measures.

CONSOLIDATED BALANCE SHEETS

[in millions of dollars]	MARCH 31, 2006 [unaudited]	DECEMBER 31, 2005
Assets		
Cash and cash equivalents	4,032	4,642
Investments		
Shares	4,053	3,930
Bonds	59,481	59,298
Mortgages and other loans	15,378	15,118
Loans to policyholders	6,735	6,646
Real estate	1,841	1,844
	87,488	86,836
Funds held by ceding insurers	2,504	2,556
Investment in affiliate, at equity	1,546	1,501
Intangible assets	2,353	2,353
Goodwill	8,211	8,203
Future income taxes	426	460
Other assets	4,395	4,345
	110,955	110,896
Liabilities		
Policy liabilities		
Actuarial liabilities	71,611	71,263
Other	4,020	3,787
Deposits and certificates	708	693
Funds held under reinsurance contracts	4,009	4,325
Debentures and other borrowings [Note 2]	3,228	3,377
Preferred shares of the Corporation [Note 4]	300	300
Preferred shares of subsidiaries	1,356	1,356
Capital trust securities and debentures [Note 3]	648	648
Future income taxes	859	830
Other liabilities	8,106	8,635
	94,845	95,214
Non-controlling interests	6,422	6,284
Shareholders' Equity		
Stated capital [Note 4]		
Perpetual preferred shares	1,200	1,200
Common shares	593	593
Contributed surplus	42	38
Retained earnings	8,477	8,249
Foreign currency translation adjustments	(624)	(682)
	9,688	9,398
	110,955	110,896

CONSOLIDATED STATEMENTS OF EARNINGS

THREE MONTHS ENDED MARCH 31 [unaudited] [in millions of dollars, except per share amounts]	2006	2005
Revenues		
Premium income	3,700	4,528
Net investment income	1,368	1,329
Fee income	1,234	1,130
	6,302	6,987
Expenses		
Paid or credited to policyholders and beneficiaries including policyholder dividends and experience refunds	4,001	4,816
Commissions	537	498
Operating expenses	789	782
Financing charges [Note 5]	81	84
	5,408	6,180
	894	807
Share of earnings of affiliate	10	11
Other income [charges], net [Note 6]	-	(6)
Earnings before income taxes and non-controlling interests	904	812
Income taxes	256	220
Non-controlling interests	240	213
Net earnings	408	379
Earnings per common share [Note 7]		
Basic	0.56	0.52
Diluted	0.55	0.52

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

THREE MONTHS ENDED MARCH 31 [unaudited] [in millions of dollars]	2006	2005
Retained earnings, beginning of year	8,249	7,267
Add		
Net earnings	408	379
	8,657	7,646
Deduct		
Dividends		
Perpetual preferred shares	16	13
Common shares	164	143
	180	156
Retained earnings, end of period	8,477	7,490

CONSOLIDATED STATEMENTS OF CASH FLOWS

THREE MONTHS ENDED MARCH 31 [unaudited] [in millions of dollars]	2006	2005
Operating activities		
Net earnings	**408**	379
Non-cash charges [credits]		
Increase [decrease] in policy liabilities	**129**	879
Decrease [increase] in funds held by ceding insurers	**52**	128
Increase [decrease] in funds held under reinsurance contracts	**(78)**	2
Amortization and depreciation	**24**	26
Future income taxes	**78**	151
Non-controlling interests	**240**	213
Other	**(221)**	(57)
Change in non-cash working capital	**(672)**	(639)
	(40)	1,082
Financing activities		
Dividends paid		
By subsidiaries to non-controlling interests	**(98)**	(86)
Perpetual preferred shares	**(17)**	(13)
Common shares	**(164)**	(143)
	(279)	(242)
Issue of common shares by subsidiaries	**18**	13
Repurchase of common shares by subsidiaries	**(22)**	(17)
Repayment of debentures and other borrowings	**(150)**	-
Other	**2**	28
	(431)	(218)
Investment activities		
Bond sales and maturities	**8,016**	9,223
Mortgage loan repayments	**438**	842
Sales of shares	**347**	269
Real estate sales	**119**	36
Proceeds from securitizations	**86**	49
Change in loans to policyholders	**(87)**	(37)
Change in repurchase agreements	**114**	112
Investment in bonds	**(7,977)**	(9,528)
Investment in mortgage loans	**(786)**	(1,104)
Investment in shares	**(363)**	(389)
Investment in real estate	**(72)**	(52)
Other	**(4)**	(2)
	(169)	(581)
Effect of changes in exchange rates on cash and cash equivalents	**30**	(26)
Increase [decrease] in cash and cash equivalents	**(610)**	257
Cash and cash equivalents, beginning of period	**4,642**	3,623
Cash and cash equivalents, end of period	**4,032**	3,880

ALL TABULAR AMOUNTS ARE IN MILLIONS OF CANADIAN DOLLARS UNLESS OTHERWISE NOTED.

NOTE 1 SIGNIFICANT ACCOUNTING POLICIES

The interim unaudited consolidated financial statements of Power Financial Corporation at March 31, 2006 have been prepared in accordance with generally accepted accounting principles in Canada (GAAP). These interim unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto in the Corporation's annual report dated December 31, 2005. These interim unaudited consolidated financial statements do not include all disclosures required for annual financial statements.

The interim unaudited consolidated statements have been prepared using the same accounting policies described in Note 1 of the Corporation's consolidated financial statements for the year ended December 31, 2005.

COMPARATIVE FIGURES

Certain of the 2005 amounts presented for comparative purposes have been reclassified to conform to the presentation adopted in the current year.

NOTE 2 DEBENTURES AND OTHER BORROWINGS

	MARCH 31, 2006	DECEMBER 31, 2005
Power Financial Corporation		
7.65% debentures, repaid January 5, 2006	–	150
6.90% debentures, due March 11, 2033	250	250
IGM Financial Inc.		
6.75% debentures 2001 Series, due May 9, 2011	450	450
6.58% debentures 2003 Series, due March 7, 2018	150	150
6.65% debentures 1997 Series, due December 13, 2027	125	125
7.45% debentures 2001 Series, due May 9, 2031	150	150
7.00% debentures 2002 Series, due December 31, 2032	175	175
7.11% debentures 2003 Series, due March 7, 2033	150	150
Great-West Lifeco Inc.		
Subordinated debentures due September 19, 2011 bearing a fixed rate of 8% until 2006 and, thereafter, at a rate equal to the Canadian 90-day Bankers' Acceptance rate plus 1%, unsecured	254	256
Subordinated debentures due December 11, 2013 bearing a fixed rate of 5.80% until 2008 and, thereafter, at a rate equal to the Canadian 90-day Bankers' Acceptance rate plus 1%, unsecured	205	206
6.75% debentures due August 10, 2015, unsecured	200	200
6.14% debentures due March 21, 2018, unsecured	200	200
6.40% subordinated debentures due December 11, 2028, unsecured	101	101
6.74% debentures due November 24, 2031, unsecured	200	200
6.67% debentures due March 21, 2033, unsecured	400	400
6.625% deferrable debentures due November 15, 2034, unsecured [US$175 million]	209	205
Other notes payable with interest rate of 8.0%	9	9
	3,228	3,377

NOTE 3 CAPITAL TRUST SECURITIES AND DEBENTURES

	MARCH 31, 2006	DECEMBER 31, 2005
Capital trust debentures		
5.995% senior debentures due December 31, 2052, unsecured [GWLCT]	**350**	350
6.679% senior debentures due June 30, 2052, unsecured [CLCT]	**300**	300
7.529% senior debentures due June 30, 2052, unsecured [CLCT]	**150**	150
	800	800
Acquisition related fair market value adjustment	**33**	34
Capital trust securities held by consolidated group as temporary investments	**(185)**	(186)
	648	648

Great-West Life Capital Trust (GWLCT), a trust established by The Great-West Life Assurance Company (Great-West Life), had issued $350 million of capital trust securities, the proceeds of which were used by GWLCT to purchase Great-West Life senior debentures in the amount of $350 million, and Canada Life Capital Trust (CLCT), a trust established by The Canada Life Assurance Company (Canada Life), had issued $450 million of capital trust securities, the proceeds of which were used by CLCT to purchase Canada Life senior debentures in the amount of $450 million.

POWER FINANCIAL CORPORATION

NOTE 4 CAPITAL STOCK AND STOCK OPTION PLAN

STATED CAPITAL

AUTHORIZED

Unlimited number of first preferred shares, issuable in series, of second preferred shares, issuable in series and of common shares.

ISSUED AND OUTSTANDING

	MARCH 31, 2006		DECEMBER 31, 2005	
	NUMBER OF SHARES	STATED CAPITAL	NUMBER OF SHARES	STATED CAPITAL
Preferred Shares [classified as liabilities]				
Series C First Preferred Shares	**6,000,000**	**150**	6,000,000	150
Series J First Preferred Shares	**6,000,000**	**150**	6,000,000	150
		300		300
Perpetual Preferred Shares				
Series A First Preferred Shares	**4,000,000**	**100**	4,000,000	100
Series D First Preferred Shares	**6,000,000**	**150**	6,000,000	150
Series E First Preferred Shares	**8,000,000**	**200**	8,000,000	200
Series F First Preferred Shares	**6,000,000**	**150**	6,000,000	150
Series H First Preferred Shares	**6,000,000**	**150**	6,000,000	150
Series I First Preferred Shares	**8,000,000**	**200**	8,000,000	200
Series K First Preferred Shares	**10,000,000**	**250**	10,000,000	250
		1,200		1,200
Common shares	**704,813,680**	**593**	704,813,680	593

STOCK-BASED COMPENSATION

During the first quarters of 2006 and 2005, no options were granted under the Corporation's stock option plan. Stock options were granted by subsidiaries. For the three months ended March 31, 2006, compensation expense relating to the stock options granted by the Corporation and its subsidiaries amounted to $5 million ($4 million in 2005).

Options were outstanding at March 31, 2006 to purchase, until May 11, 2015, up to an aggregate of 8,425,000 common shares, at various prices from $6.65938 to $32.235 per share. During the three months ended March 31, 2006 and 2005, no shares were issued under the Corporation's plan.

NOTE 5 FINANCING CHARGES

Financing charges include interest on debentures and other borrowings, together with distributions and interest on capital trust securities and debentures, and dividends on preferred shares classified as liabilities.

THREE MONTHS ENDED MARCH 31	2006	2005
Interest on debentures and other borrowings	53	56
Preferred share dividends	19	19
Interest on capital trust debentures	12	12
Distributions on capital trust securities held by consolidated group as temporary investments	(3)	(3)
	81	84

NOTE 6 OTHER INCOME [CHARGES], NET

THREE MONTHS ENDED MARCH 31	2006	2005
Share of Pargesa's non-operating earnings	–	1
Restructuring costs — Lifeco	–	(7)
	–	(6)

NOTE 7 EARNINGS PER SHARE

The following is a reconciliation of the numerators and the denominators of the basic and diluted earnings per common share computations:

THREE MONTHS ENDED MARCH 31	2006	2005
Net earnings	408	379
Dividends on perpetual preferred shares	(16)	(13)
Net earnings available to common shareholders	392	366
Weighted number of common shares outstanding [millions] — Basic	704.8	704.8
Exercise of stock options	8.4	6.4
Shares assumed to be repurchased with proceeds from exercise of stock options	(5.2)	(3.5)
Weighted number of common shares outstanding [millions] — Diluted	708.0	707.7

NOTE 8 PENSION PLANS AND OTHER POST-RETIREMENT BENEFITS

The total benefit costs included in operating expenses are as follows:

THREE MONTHS ENDED MARCH 31	2006	2005
Pension plans	22	19
Other post-retirement benefits	8	11
	30	30

NOTE 9 SECURITIZATIONS

During the first quarter of 2006, IGM Financial Inc. (IGM) securitized $86.1 million (2005 — $49.0 million) of residential mortgages through sales to commercial paper conduits that in turn issued securities to investors and received net cash proceeds of $85.6 million (2005 — $48.7 million). IGM's retained interest in the securitized loans was valued at $1.5 million (2005 — $1.4 million). A pre-tax gain on sale of $0.3 million (2005 — $0.8 million) was recognized and reported in Net investment income in the Consolidated Statements of Earnings.

NOTE 10 SEGMENTED INFORMATION

INFORMATION ON PROFIT MEASURE

THREE MONTHS ENDED MARCH 31, 2006	LIFECO	IGM	PARJOINTCO	OTHER	TOTAL
Revenues					
Premium income	3,700			–	3,700
Net investment income	1,323	57		(12)	1,368
Fee income	652	589		(7)	1,234
	5,675	646	–	(19)	6,302
Expenses					
Insurance claims	4,001			–	4,001
Commissions	342	202		(7)	537
Operating expenses	626	149		14	789
Financing charges	47	22		12	81
	5,016	373	–	19	5,408
	659	273	–	(38)	894
Share of earnings of affiliate	–	–	10	–	10
Other income [charges], net	–	–	–	–	–
Earnings before the following	659	273	10	(38)	904
Income taxes	169	87	–	–	256
Non-controlling interests	177	83	–	(20)	240
Contribution to consolidated net earnings	313	103	10	(18)	408

INFORMATION ON PROFIT MEASURE

THREE MONTHS ENDED MARCH 31, 2005	LIFECO	IGM	PARJOINTCO	OTHER	TOTAL
Revenues					
Premium income	4,528			–	4,528
Net investment income	1,292	50		(13)	1,329
Fee income	614	523		(7)	1,130
	6,434	573	–	(20)	6,987
Expenses					
Insurance claims	4,816			–	4,816
Commissions	329	176		(7)	498
Operating expenses	630	143		9	782
Financing charges	48	22		14	84
	5,823	341	–	16	6,180
	611	232	–	(36)	807
Share of earnings of affiliate	–	–	11	–	11
Other income [charges], net	(7)	–	1	–	(6)
Earnings before the following	604	232	12	(36)	812
Income taxes	149	71	–	–	220
Non-controlling interests	160	71	–	(18)	213
Contribution to consolidated net earnings	295	90	12	(18)	379

NOTE 11 SUBSEQUENT EVENTS

On March 30, 2006, Lifeco entered into an agreement with a syndicate of underwriters under which the underwriters have agreed to buy 12,000,000 4.50% Non-cumulative First Preferred Shares Series I from Lifeco for sale to the public at a price of $25 per Preferred Share, representing an aggregate issue amount of $300 million. The offering closed April 12, 2006.

On April 24, 2006, Crown Life Insurance Company (Crown Life) served notice, pursuant to the terms of the 1999 acquisition of the majority of the insurance operations of Crown Life by Canada Life, commencing a process under which Canada Life may be required to acquire the common shares of Crown Life. This transaction is not expected to have a material effect on the consolidated financial position of the Corporation.

On May 11, 2006, Lifeco announced that its wholly owned United Kingdom subsidiary, Canada Life Limited, reached an agreement with The Equitable Life Assurance Society (Equitable Life) in the U.K. to acquire the assets and liabilities associated with most of Equitable Life's not-for-profit pension annuity business.

The transaction involves the acquisition of approximately 130,000 policies, having liabilities and supporting assets with an approximate value at December 31, 2005 of $9.3 billion (£4.6 billion). The transaction is subject to regulatory and court approvals. Canada Life Limited will acquire these liabilities, effective January 1, 2006, by way of indemnity reinsurance. Following closing, expected in the first quarter of 2007, the liabilities and assets will be transferred to Canada Life Limited. The actual values will depend on the asset values at the date of closing.

GREAT-WEST LIFECO INC.

PART C

MANAGEMENT'S DISCUSSION AND ANALYSIS

Page C2

FINANCIAL STATEMENTS AND NOTES

Page C47

MARCH 31, 2006

Please note that the bottom of each page in Part C contains two different page numbers. A page number with the prefix "C" refers to the number of such page in this document and the page number without any prefix refers to the number of such page in the original document issued by Great-West Lifeco Inc.

The attached documents concerning Great-West Lifeco Inc. are documents prepared and publicly disclosed by such subsidiary. Certain statements in the attached documents, other than statements of historical fact, are forward-looking statements based on certain assumptions and the current expectations of the subsidiary as set forth therein. The reader is cautioned to consider these statements carefully and not to put undue reliance on forward-looking statements. For further information provided by the subsidiary as to the material factors that could cause actual results to differ materially from a conclusion, forecast or projection in the forward-looking information and the material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection set out in the forward-looking information, please see the attached documents, including the section entitled Forward-Looking Information.

MANAGEMENT'S DISCUSSION AND ANALYSIS

Interim Report
For the three months ended March 31, 2006

Dated: May 4, 2006

The Management's Discussion and Analysis (MD&A) presents management's view of the financial condition, results of operations and cash flows of Great-West Lifeco Inc. (Lifeco or the Company) for the three months ended March 31, 2006 compared with the three months ended March 31, 2005. The MD&A provides an overall discussion, followed by analyses of the performance of its three major reportable segments: Canada, United States and Europe.

FORWARD-LOOKING INFORMATION

This report may contain forward-looking statements about the Company, including its business operations, strategy and expected financial performance and condition. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects," "anticipates," "intends," "plans," "believes," "estimates" or negative versions thereof and similar expressions. In addition, any statement that may be made concerning future financial performance (including revenues, earnings or growth rates), ongoing business strategies or prospects, and possible future Company action, is also a forward-looking statement. Forward-looking statements are based on current expectations and projections about future events and are inherently subject to, among other things, risks, uncertainties and assumptions about the Company, economic factors and the insurance industry generally. They are not guarantees of future performance, and actual events and results could differ materially from those expressed or implied by forward-looking statements made by the Company due to, but not limited to, important factors such as sales levels, premium income, fee income, expense levels, mortality experience, morbidity experience, policy lapse rates and taxes, as well as general economic, political and market factors in North America and internationally, interest and foreign exchange rates, global equity and capital markets, business competition, technological change, changes in government regulations, unexpected judicial or regulatory proceedings, catastrophic events, and the Company's ability to complete strategic transactions and integrate acquisitions. The reader is cautioned that the foregoing list of important factors is not exhaustive. The reader is also cautioned to consider these and other factors carefully and to not place undue reliance on forward-looking statements. Other than as specifically required by applicable law, the Company has no intention to update any forward-looking statements whether as a result of new information, future events or otherwise.

NON-GAAP FINANCIAL MEASURES

This report may also contain non-GAAP financial measures. Terms by which non-GAAP financial measures are identified include but are not limited to "net income on a constant currency basis", "excluding the unfavourable currency translation impact", "adjusted net income", "earnings before restructuring costs", "net income before restructuring costs" and other similar expressions. Non-GAAP financial measures are used to provide management and investors with additional measures of performance. However, non-GAAP financial measures do not have standard meanings prescribed by GAAP and are not directly comparable to similar measures used by other companies. Please refer to the appropriate reconciliations of these non-GAAP financial measures to measures prescribed by GAAP.

SEGREGATED FUNDS DEPOSITS AND SELF-FUNDED PREMIUM EQUIVALENTS (ASO CONTRACTS)

The financial statements of a life insurance company do not include the assets, liabilities, deposits and withdrawals of segregated funds or the claims payments related to administrative services only (ASO) group health contracts. However, the Company does earn fee and other income related to these contracts. Both segregated funds and ASO contracts are an important aspect of the overall business of the Company and should be considered when comparing volumes, size and trends.

BASIS OF PRESENTATION AND SUMMARY OF ACCOUNTING POLICIES

The consolidated financial statements of Lifeco, which are the basis for data presented in this report, have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and presented in Canadian dollars unless otherwise indicated.

TRANSLATION OF FOREIGN CURRENCY

Through its operating subsidiaries, Lifeco conducts business in multiple currencies. The four primary currencies are the Canadian dollar, the United States dollar, the British pound, and the euro. Throughout this document, foreign currency assets and liabilities are translated into Canadian dollars at the market rate at the end of the financial period. All income and expense items are translated at an average rate for the period. The rates employed are:

Period ended	Balance sheet	Operations	
	Assets & liabilities	Income & expenses	Net effective rate
United States dollar			
March 31, 2006	**$1.17**	**$1.15**	**$1.1500**
December 31, 2005	$1.17	$1.21	$1.3152
March 31, 2005	$1.21	$1.23	$1.3178
British pound			
March 31, 2006	**$2.03**	**$2.02**	**$2.0200**
December 31, 2005	$2.00	$2.21	$2.3272
March 31, 2005	$2.28	$2.32	$2.3013
Euro			
March 31, 2006	**$1.42**	**$1.39**	**$1.3900**
December 31, 2005	$1.38	$1.51	$1.6159
March 31, 2005	$1.57	$1.61	$1.6053

The net effective rate for the translation of foreign currency operations reflects the translation of foreign currency income and expenses at the average daily rate for the period together with realized gains and losses associated with forward foreign exchange contracts used to manage the translation volatility. During the first quarter of 2005, gains net of tax of $9 million were recognized on these contracts. There are no contracts in place for 2006.

BUSINESSES OF LIFECO

Lifeco has operations in Canada, the United States and Europe through The Great-West Life Assurance Company (Great-West Life), London Life Insurance Company (London Life), The Canada Life Assurance Company (Canada Life), and Great-West Life & Annuity Insurance Company (GWL&A).

In Canada, Great-West Life and its operating subsidiaries, London Life and Canada Life (owned through holding companies London Insurance Group (LIG) and Canada Life Financial Corporation (CLFC), respectively), offer a broad portfolio of financial and benefit plan solutions for individuals, families, businesses and organizations, through a network of Freedom 55 Financial™ and Great-West Life financial security advisors, and through a multi-channel network of brokers, advisors and financial institutions.

In the U.S., GWL&A is a leader in providing self-funded employee health plans for businesses and in meeting the retirement income needs of employees in the public/non-profit and corporate sectors. It serves its customers nationwide through a range of health care and financial products and services marketed through brokers, consultants and group representatives, and through partnerships with other financial institutions.

In Europe, Canada Life is broadly organized along geographically defined market segments and offers protection and wealth management products and reinsurance. The Europe segment is comprised of two distinct business units: Insurance & Annuities, which consists of operations in the United Kingdom, Isle of Man, Republic of Ireland and Germany; and Reinsurance, which operates primarily in the United States, Barbados and Ireland. Reinsurance products are provided through Canada Life, London Reinsurance Group Inc. (LRG) and their subsidiaries.

Lifeco currently has no other holdings and carries on no business or activities unrelated to its holdings in Great-West Life, GWL&A and their subsidiaries. Lifeco is not restricted to investing in the shares of Great-West Life, GWL&A and their subsidiaries and may make other investments in the future.

CONSOLIDATED OPERATING RESULTS

Selected Consolidated Financial Information
(in $ millions, except per share amounts)

	For the three months ended March 31		
	2006	2005	% Change
Premiums:			
Life insurance, guaranteed annuities and insured health products	**$ 3,700**	$ 4,528	-18%
Self-funded premium equivalents (ASO contracts)	**1,919**	1,890	2%
Segregated funds deposits:			
Individual products	**2,021**	1,572	29%
Group products	**1,553**	1,228	26%
Total premiums and deposits	**9,193**	9,218	0%
Fee and other income	**652**	614	6%
Paid or credited to policyholders	**4,001**	4,816	-17%
Net income - common shareholders before adjustments (1)	**446**	423	5%
Adjustments after tax (1)	**-**	4	-
Net income - common shareholders	**446**	419	6%
Per common share			
Basic earnings before adjustments (1)	**$ 0.501**	$ 0.475	5%
Adjustments after tax (1)	**-**	0.004	
Basic earnings after adjustments	**0.501**	0.471	6%
Dividends paid	**0.22375**	0.195	15%
Book value	**10.06**	9.38	7%
Return on common shareholders' equity (12 months)			
Net income before adjustments (1)	**20.5%**	20.7%	
Net income	**20.4%**	20.4%	
At March 31			
Total assets	**$ 102,306**	$ 97,036	5%
Segregated funds assets	**79,997**	69,927	14%
Total assets under administration	**$ 182,303**	$ 166,963	9%
Share capital and surplus	**$ 9,767**	$ 8,857	10%

(1) Following the acquisition of Canada Life Financial Corporation (CLFC) by the Company, a plan was developed to restructure and exit selected operations of CLFC. Shareholder net income for the three months ended March 31, 2005 includes restructuring costs related to the acquisition of $4 after tax, or $0.004 per common share. Net income, basic earnings per common share and return on common shareholders' equity are presented before restructuring costs as a non-GAAP financial measure of earnings performance.

QUARTERLY FINANCIAL INFORMATION

Quarterly financial information

		Total revenue (1)	Net income - common shareholders			Adjusted net income - common shareholders (2)		
			Total	Basic per share	Diluted per share	Total	Basic per share	Diluted per share
2006	**First quarter**	**$ 5,675**	**$ 446**	**$ 0.501**	**$ 0.497**	**$ 446**	**$ 0.501**	**$ 0.497**
2005	Fourth quarter	$6,518	$ 456	$ 0.512	$ 0.509	$ 469	$ 0.526	$ 0.523
	Third quarter	5,188	421	0.472	0.468	455	0.510	0.506
	Second quarter	5,731	446	0.500	0.496	455	0.511	0.506
	First quarter	6,434	419	0.471	0.466	423	0.475	0.471
2004	Fourth quarter	$5,740	$ 409	$ 0.459	$ 0.455	$ 423	$ 0.475	$ 0.471
	Third quarter	4,946	414	0.466	0.462	417	0.468	0.464
	Second quarter	5,884	401	0.448	0.444	407	0.456	0.452
	First quarter	5,301	376	0.421	0.417	383	0.428	0.424

(1) *Total revenue for 2004 has been restated to reflect the reclassification of financing charges from net investment* income. Financing charges include interest on long-term debentures and other borrowings, previously included in net investment income together with distributions on capital trust securities and preferred shares now classified as liabilities.

(2) Adjusted net income is presented as a non-GAAP financial measure of earnings performance before restructuring costs related to the acquisition of CLFC and incurred during the period, and provisions for expected losses arising from hurricane damage in 2005. Refer to "Non-GAAP Financial Measures" section of this report.

Adjustments: After-tax restructuring costs related to the acquisition of CLFC and reinsurance claim provisions arising from hurricane activity along the Gulf Coast of the United States in 2005.

		Net income common shareholders		
		Total	Basic per share	Diluted per share
2005	Fourth quarter	$ 13	$ 0.014	$ 0.014
	Third quarter	34	0.038	0.038
	Second quarter	9	0.011	0.010
	First quarter	4	0.004	0.005
2004	Fourth quarter	$ 14	$ 0.016	$ 0.016
	Third quarter	3	0.002	0.002
	Second quarter	6	0.008	0.008
	First quarter	7	0.007	0.007

SUMMARY OF QUARTERLY RESULTS

Lifeco's adjusted net income attributable to common shareholders was $446 million for the first quarter of 2006 compared to adjusted net income of $423 million reported a year ago, an increase of 5%. On a per share basis, this represents $0.501 per common share ($0.497 diluted) for the first quarter of 2006 compared to $0.475 per common share ($0.471 diluted) a year ago.

Canada – For the first quarter, net income attributable to common shareholders was $204 million, an increase of $18 million, or 10% over 2005. Group Insurance net income was up $8 million, or 12%, and Individual Insurance & Investment Products net income was up $19 million, or 15%. Corporate net income was $9 million lower in 2006.

United States – For the first quarter, net income attributable to common shareholders was $134 million, a decrease of $10 million, or 7% over 2005. The decrease in net income includes the negative impact of currency translation. In US dollars, net income increased by 6% over 2005, as Healthcare decreased 2% and Financial Services increased 14% in US dollars.

Europe – For the first quarter, net income attributable to common shareholders was $111 million, an increase of $10 million or 10% over 2005. Insurance & Annuities increased by $10 million, or 13%, while Reinsurance remained in line with last year at $23 million. The increase in net income was partially mitigated by the negative impact of currency translation.

Lifeco Corporate – For the first quarter, Lifeco Corporate net income attributable to common shareholders was a charge of $3 million compared to a charge of $12 million in 2005.

Total revenue for the first quarter of 2006 was $5,675 million and was comprised of premium income of $3,700 million, net investment income of $1,323 million and fee and other income of $652 million. Total revenue for the first quarter of 2005 was $6,434 million. It was comprised of premium income of $4,528 million, net investment income of $1,292 million and fee and other income of $614 million.

Net income - common shareholders

	For the three months ended March 31		
	2006	2005	% Change
Canada	**$ 204**	$ 186	10%
United States	**134**	144	-7%
Europe	**111**	101	10%
Lifeco Corporate			
Total holding company	**(3)**	(8)	
Restructuring costs	**-**	(4)	
Total Lifeco Corporate	**(3)**	(12)	
Total Lifeco	**$ 446**	$ 419	6%

PREMIUMS AND DEPOSITS

Premiums and deposits includes premiums on risk-based insurance and annuity products as well as premium equivalents on self-funded group insurance administrative services only contracts, and deposits on individual and group segregated fund products.

Total premiums and deposits, at $9,193 million, were essentially unchanged from 2005. Premiums and deposits in Canada increased $513 million, while United States decreased $440 million and Europe decreased $98 million. The decrease in the United States reflects the effect of both currency translation and lower premiums and deposits in the Financial Services business. The decrease in Europe reflects the effect of both currency translation and lower premiums and deposits in the Reinsurance business.

FEE AND OTHER INCOME

In addition to providing traditional risk-based insurance products, the Company also provides certain products on a fee-for-service basis. The most significant of these products is segregated funds, for which the Company earns investment management fees, and ASO contracts, under which the Company provides group insurance benefit plan administration on a cost-plus basis.

In the first quarter, consolidated fee income was $652 million compared to $614 million for the first quarter of 2005. Canada increased $27 million and Europe increased $8 million year over year, due to strong segregated fund performance. In the United States, fee income increased by $3 million.

The amount of segregated funds investment management fees earned by the Company is influenced by the market value of the underlying fund assets. As market conditions and expectations dictate, the Company may from time to time utilize derivative contracts to hedge against declines in equity market levels. In 2006, the Company has entered into certain derivative contracts that will provide a partial hedge against a decline in the S&P TSX60 composite index.

PAID OR CREDITED TO POLICYHOLDERS

This amount includes increases in policy liabilities, claims, surrenders, annuity and maturity payments, dividend and experience refund payments for risk-based products, but does not include benefit payment amounts for fee-based products (ASO contracts and segregated funds).

In the first quarter, consolidated amounts paid or credited to policyholders were $4,001 million, down $815 million from the first quarter of 2005. The $815 million decrease was attributable to the United States and Europe which were down $518 million and $306 million, respectively. This was partly offset by Canada, which was up $9 million over the first quarter of 2005.

CONSOLIDATED FINANCIAL POSITION

Consolidated total assets

	March 31, 2006			
	Canada	United States	Europe	Total
Assets				
Invested assets	$ 42,603	$ 26,003	$ 20,998	$ 89,604
Goodwill and intangible assets	4,986	54	1,740	6,780
Other assets	1,433	1,182	3,307	5,922
Total assets	$ 49,022	$ 27,239	$ 26,045	$ 102,306

	December 31, 2005			
	Canada	United States	Europe	Total
Assets				
Invested assets	$ 42,587	$ 26,153	$ 20,640	$ 89,380
Goodwill and intangible assets	4,989	54	1,737	6,780
Other assets	1,613	1,127	3,261	6,001
Total assets	$ 49,189	$ 27,334	$ 25,638	$ 102,161

ASSETS

Assets under administration

	March 31 2006	December 31 2005
Invested assets	$ 89,604	$ 89,380
Goodwill and intangible assets	6,780	6,780
Other general fund assets	5,922	6,001
Total assets	102,306	102,161
Segregated funds assets	79,997	75,158
Total assets under administration	$ 182,303	$ 177,319

Total assets under administration

Total assets under administration at March 31, 2006 were $182 billion, an increase of approximately $5.0 billion from December 31, 2005. General fund assets increased by $0.2 billion and segregated funds assets increased by $4.8 billion compared with December 31, 2005.

Invested assets

The Company manages its general fund assets to support the cash flow, liquidity and profitability requirements of the Company's insurance and investment products. The Company follows prudent and conservative investment policies, so that assets are not unduly exposed to concentration, credit or market risks. The Company implements strategies within the overall framework of the Company's policies, reviewing and adjusting them on an ongoing basis in light of liability cash flows and capital market conditions. The majority of investments of the general fund are in medium-term and long-term fixed-income investments, primarily bonds and mortgages, reflecting the characteristics of the Company's liabilities.

Invested assets at March 31, 2006 were $89.6 billion, an increase of $0.2 billion from December 31, 2005. The distribution of assets has not changed materially and remains heavily weighted to bonds and mortgages.

Asset distribution

	March 31, 2006		December 31, 2005	
Government bonds	$ 21,216	24 %	$ 21,738	24 %
Corporate bonds	38,265	43	37,560	42
Mortgages	14,693	16	14,605	16
Stocks	4,182	5	4,028	5
Real estate	1,839	2	1,842	2
Sub-total portfolio investments	80,195		79,773	
Cash & certificates of deposit	2,674	2	2,961	3
Policy loans	6,735	8	6,646	8
Total invested assets	$ 89,604	100 %	$ 89,380	100 %

Bond portfolio

The total bond portfolio increased to $59.5 billion or 67% of invested assets at March 31, 2006 from $59.3 billion or 66% at December 31, 2005. Federal, provincial and other government securities represented 36% of the bond portfolio compared to 37% in 2005. The overall quality of the bond portfolio remained high, with 99% of the portfolio rated investment grade and 87% rated A or higher. The excess of fair value over carrying value at March 31, 2006 was $1,455 million ($2,620 million at December 31, 2005).

Bond portfolio quality (excludes $1,736 million short-term investments, $2,148 million in 2005)

	March 31, 2006		December 31, 2005	
Estimated rating				
AAA	$ 25,981	45 %	$ 26,087	46 %
AA	9,274	16	8,757	15
A	14,795	26	14,499	25
BBB	6,930	12	7,006	12
BB or lower	765	1	801	2
Total	$ 57,745	100 %	$ 57,150	100 %

Mortgage portfolio

The total mortgage portfolio was $14.7 billion or 16% of invested assets at March 31, 2006 compared to $14.6 billion or 16% at December 31, 2005. The mortgage portfolio consisted of 51% commercial loans, 38% multi-family residential loans and 11% single family residential loans. Total insured loans were $5.0 billion or 34% of the mortgage portfolio. The excess of fair value over carrying value at March 31, 2006 was $477 million ($672 million at December 31, 2005).

Mortgage portfolio

	March 31, 2006				December 31, 2005	
Mortgage loans by type	Insured	Non-insured	Total		Total	
Single family residential	$ 844	$ 800	$ 1,644	11 %	$ 1,542	11 %
Multi-family residential	3,784	1,858	5,642	38	5,701	39
Commercial	342	7,065	7,407	51	7,362	50
Total mortgages	$ 4,970	$ 9,723	$ 14,693	100 %	$ 14,605	100 %

It is the Company's practice to acquire only high quality commercial loans meeting strict underwriting standards and diversification criteria. The Company has a well-defined risk rating system, which it uses in its underwriting and credit monitoring processes for commercial mortgages. Residential loans are originated by the Company's mortgage specialists in accordance with well-established underwriting standards and are well-diversified across each geographic region.

Equity portfolio

The total equity portfolio was $6.0 billion or 7% of invested assets at March 31, 2006 compared to $5.9 billion or 7% of invested assets at December 31, 2005. The equity portfolio consists primarily of high quality publicly traded stocks and institutional-grade income producing real estate located in major economic centers. The excess of fair value over carrying value at March 31, 2006 was $1,065 million ($896 million at December 31, 2005).

Asset quality – general fund assets

Non-investment grade bonds were $765 million or 1.3% of the bond portfolio at March 31, 2006 compared with $801 million or 1.4% of the bond portfolio at December 31, 2005. The decrease is mainly due to the receipt of full payment on maturing bonds.

Non-performing investments, including bonds in default, mortgages in the process of foreclosure or in arrears 90 days or more, and real estate acquired by foreclosure, totalled $167 million or 0.21% of portfolio investments at March 31, 2006 compared with $165 million and 0.21% at December 31, 2005. Total allowances for credit losses at March 31, 2006 were $118 million compared with $119 million at December 31, 2005. Additional provisions for future credit losses related to assets backing liabilities are included in actuarial liabilities and amount to $1,212 million at March 31, 2006 ($1,178 million at December 31, 2005).

The Company's allowance for credit losses decreased by $1 million to $118 million at March 31, 2006. The combination of the allowance for credit losses of $118 million, together with the $1,212 million provision for future credit losses in actuarial liabilities represents 1.7% of bond, mortgage and real estate assets at March 31, 2006 (1.7% at December 31, 2005).

Non-performing loans

	March 31, 2006				December 31, 2005			
Asset class	**Bonds**	**Mortgages**	**Foreclosed real estate**	**Total**	Bonds	Mortgages	Foreclosed real estate	Total
Non-performing loans	**$ 139**	**$ 17**	**$ 11**	**$ 167**	$ 137	$ 17	$ 11	$ 165

Allowances for credit losses

	March 31, 2006			December 31, 2005		
	Specific provisions	**Non-specific provisions**	**Total**	Specific provisions	Non-specific provisions	Total
Bonds and mortgage loans	**$ 51**	**$ 67**	**$ 118**	$ 51	$ 68	$ 119

Fair value

The fair value of invested assets exceeded their carrying value by $3.0 billion as at March 31, 2006 compared to $4.2 billion at December 31, 2005. Changes in the fair value of assets supporting the actuarial and other liabilities of the Company's operating funds generally will not result in a corresponding change in net income due to corresponding changes in the fair value of actuarial and other liabilities that are matched with those assets. However, the excess of fair value over carrying value, as well as the deferred net realized gains, on assets supporting shareholders' equity and debentures will in time be amortized to net income.

Other general fund assets

Other general fund assets

	March 31 2006	December 31 2005
Funds held by ceding insurers	**$ 2,504**	$ 2,556
Other assets	**3,418**	3,445
Total other general fund assets	**$ 5,922**	$ 6,001

Funds held by ceding insurers decreased $52 million. Other assets, at $3.4 billion, is made up of several items including premiums in course of collection, future income taxes, interest due and accrued, fixed assets, prepaid amounts, and accounts receivable.

Segregated funds

Segregated funds assets under management, which are measured at market values, increased by $4.8 billion to $80.0 billion at March 31, 2006. The growth resulted from net deposits of $1.3 billion and net market gains of $3.5 billion. Net market value gains of $3.5 billion were comprised of market value gains of $3.1 billion and currency translation gains of $0.4 billion due to the weakening of the Canadian dollar against the British pound and the euro.

Segregated funds assets

	March 31		December 31	
	2006	2005	2005	2004
Stocks	**$ 55,590**	$ 47,832	$ 52,415	$ 45,398
Bonds	**14,654**	13,755	13,928	15,710
Mortgages	**1,890**	1,669	1,842	1,613
Real estate	**4,438**	3,493	4,180	3,423
Cash and other	**3,425**	3,178	2,793	2,889
Total	**$ 79,997**	$ 69,927	$ 75,158	$ 69,033
In-period growth	**6%**	1%		

LIABILITIES

Total liabilities

Total liabilities

	March 31 2006	December 31 2005
Policy liabilities	**$ 75,631**	$ 75,286
Net deferred gains on portfolio investments sold	**2,654**	2,598
Other general fund liabilities	**10,683**	11,246
Total liabilities	**$ 88,968**	$ 89,130

Total liabilities at March 31, 2006 were $89.0 billion compared to $89.1 billion at December 31, 2005.

Policy liabilities

Policy liabilities, at $75.6 billion, were up $0.3 billion from December 31, 2005, due primarily to an increase in actuarial liabilities.

Actuarial liabilities represent the amounts which, together with estimated future premiums and investment income, will be sufficient to pay estimated future benefits, dividends, and expenses on policies in force. Actuarial liabilities are determined using generally accepted actuarial practices, according to standards established by the Canadian Institute of Actuaries.

Asset and liability cash flows are carefully matched to minimize the financial effects of a shift in interest rates. This practice has been in effect for several years and has helped shield the Company's financial position from past significant interest rate volatility.

Other general fund liabilities

Other general fund liabilities

	March 31 2006	December 31 2005
Debentures and other borrowings	**$ 1,891**	$ 1,903
Funds held under reinsurance contracts	**4,009**	4,089
Repurchase agreements	**996**	936
Other liabilities	**3,787**	4,318
Total other general fund liabilities	**$ 10,683**	$ 11,246

Total other general fund liabilities at March 31, 2006 were $10.7 billion, a decrease of $563 million from December 31, 2005. Other liabilities were $3.8 billion, a decrease of $531 million from December 31, 2005 levels, and include trade payables, accruals and provisions for post-retirement benefits.

Debentures and other borrowings include $1,569 million of long-term debt associated with the Canadian segment on both a direct basis and through its subsidiary CLFC, and $209 million including interest (US $175 million) of capital securities issued in the U.S. through its subsidiary Great-West Life & Annuity Capital LP.

PREFERRED SHARES AND CAPITAL TRUST SECURITIES

Preferred shares

At March 31, 2006, the Company had 7,978,900 4.70% Non-Cumulative First Preferred Shares, Series D and 23,499,915 4.80% Non-Cumulative First Preferred Shares, Series E outstanding with stated values of $199 million and $588 million, respectively.

In 2005, the Company announced a Normal Course Issuer Bid commencing September 1, 2005 and terminating August 31, 2006 to purchase for cancellation up to but not more than 799,600 Non-Cumulative First Preferred Shares, Series D, and 2,380,000 Non-Cumulative First Preferred Shares, Series E. In the three months ended March 31, 2006, no preferred shares were repurchased.

Lifeco utilizes this normal course issuer bid program to reduce overall use of financial leverage represented by debt and non-perpetual preferred shares.

Capital trust securities

At March 31, 2006, subsidiaries of the Company held $185 million of the Capital Trust Securities issued by subsidiaries as temporary investments ($186 million at December 31, 2005).

NON-CONTROLLING INTERESTS

Non-controlling interests include participating policyholder undistributed surplus and preferred shares issued by subsidiaries.

Non-controlling interests

	March 31 2006	December 31 2005
Participating surplus:		
Great-West	$ 375	$ 372
London Life	1,174	1,151
Canada Life	26	25
GWL&A	196	193
	$ 1,771	$ 1,741
Preferred shares issued by subsidiaries:		
Great-West Series L, 5.20% Non-Cumulative	52	52
Great-West Series O, 5.55% Non-Cumulative	157	157
	$ 209	$ 209
Perpetual preferred shares issued by subsidiaries:		
CLFC Series B, 6.25% Non-cumulative	$ 145	$ 145
Acquisition related fair market value adjustment	11	12
	$ 156	$ 157

SHARE CAPITAL AND SURPLUS

Share capital outstanding at March 31, 2006 was $5,467 million, which was comprised of $799 million perpetual preferred shares and $4,668 million common shares.

The Company's share capital consists of common shares and preferred shares issued by the Company. At March 31, 2006, the Company had 891,339,171 common shares outstanding with a stated value of $4,668 million compared to 890,689,076 common shares with a stated value of $4,660 million at December 31, 2005. During the first quarter of 2006, 504,000 common shares were purchased for cancellation pursuant to the Company's Normal Course Issuer Bid at a total cost of $14.9 million or $29.64 per share and 1,154,095 common shares were issued under the Company's Stock Option Plan for a total value of $12 million or $9.56 per share.

In establishing the appropriate mix of capital required to support the operations of the Company and its subsidiaries, management utilizes a variety of debt, equity and other hybrid instruments giving consideration to both the short and long-term capital needs of the Company.

At March 31, 2006, the Company had three series of perpetual preferred shares outstanding with an aggregate stated value of $799 million.

The terms and conditions of the $199 million, 5.90% Non-Cumulative First Preferred Shares, Series F, the $300 million, 5.20% Non-Cumulative First Preferred Shares, Series G and the $300 million, 4.85% Non-Cumulative First Preferred Shares, Series H do not allow the holder to convert to common shares of the Company or otherwise cause the Company to redeem the shares. Preferred shares of this type are commonly referred to as perpetual and represent a form of financing that does not have a fixed term. The Company, at its option, may redeem the Series F shares on or after September 30, 2008, the Series G shares on or after December 31, 2009 and the Series H shares on or after September 30, 2010. The Company regards the Series F shares, the Series G shares and the Series H shares as comprising part of its core or permanent capital. As such, the Company only intends to redeem the Series F shares, the Series G shares or the Series H shares with proceeds raised from new capital instruments issued during the life of the Series F shares, the Series G shares or the Series H shares, where the new capital instruments represent equal or greater equity benefit.

2006 activity

During the three months ended March 31, 2006, the Company paid dividends of $0.22375 per common share for a total of $200 million and perpetual preferred share dividends of $10 million.

On March 30, 2006, the Company entered into an agreement with a syndicate of underwriters under which the underwriters agreed to buy 12,000,000 4.50% Non-Cumulative First Preferred Shares, Series I (the "Series I Preferred Shares") with an aggregate stated value of $300 million. The transaction closed on April 12, 2006. The Series I Preferred Shares are redeemable at the option of the Company on or after June 30, 2011. Lifeco considers the Series I Preferred Shares to be core or permanent capital. If the Company determines to redeem the Series I Preferred Shares in full, it intends to replace the Series I Preferred Shares with securities ranking pari passu or junior to the Series I Preferred Shares.

In total, share capital and surplus increased by $278 million, to $9,767 million at March 31, 2006 from December 31, 2005. The slight weakening of the Canadian dollar against the British pound of $0.03 and euro of $0.04, and no change against the United States dollar in the first quarter of 2006 resulted in increases to the currency translation account of $33 million from December 31, 2005.

LIQUIDITY AND CAPITAL MANAGEMENT AND ADEQUACY

Liquidity

Liquidity for the Company has remained strong, as evidenced by significant amounts of short-term investments, cash and highly marketable securities (including investment grade bonds) that -totalled $53.2 billion as of March 31, 2006. Of that amount, 99% of the bond portfolio carried an investment grade rating, thereby providing significant liquidity to the Company's overall investment portfolio.

Funds provided by premiums and fees, investment income and maturities of investment assets are reasonably predictable and normally exceed liquidity requirements for payment of claims, benefits, and expenses. However, since the timing of available funds cannot always be matched precisely to commitments, imbalances may arise when demands for funds exceed those on hand. Also, a demand for funds may arise as a result of the Company taking advantage of current investment opportunities. The sources of the funds that may be required in such situations include the issuance of commercial paper and debentures and equity securities.

The market value of the Company's liquid assets at March 31, 2006 is approximately $55.7 billion. The Company believes that it holds a sufficient amount of liquid assets to meet unanticipated cash flow requirements prior to their maturity.

Cash flows

Cash flows	For the three months ended March 31	
	2006	2005
Cash flows relating to the following activities:		
Operations	**$ (52)**	$ 1,066
Financing	**(225)**	(185)
Investment	**(40)**	(523)
Increase (decrease) in cash & certificates of deposit	**(317)**	358
Effects of changes in exchange rates on cash and certificates of deposit	**30**	(26)
Cash & certificates of deposit, beginning of period	**2,961**	2,472
Cash & certificates of deposit, end of period	**$ 2,674**	$ 2,804

The principal source of funds for the Company is cash provided by operating activities, including premium income, net investment income and fee income. These funds are used primarily to pay policy benefits, policyholder dividends and claims, as well as operating expenses and commissions. Cash flows generated by operations are mainly invested to support future liability cash requirements.

The decrease in cash flow from operations is mainly due to lower premium income in United States Financial Services and the reduction and payment of other liabilities, together with reduced cash flow associated with reinsurance activities in the first three months of 2006. In the first quarter, cash was used to acquire additional invested assets of $40 million supporting policy liabilities.

In addition, financing activities, including dividend payments used $225 million of cash. The weakening of the Canadian dollar against the British pound and the euro increased reported cash & certificates of deposit by $30 million.

Commitments/contractual obligations

Commitments/contractual obligations
At March 31, 2006

	Payments due by period						
	Total	1 year	2 years	3 years	4 years	5 years	over 5 years
1) Long-term debt	$ 1,768	$ 1	$ 1	$ 1	$ 1	$ 1	$ 1,763
2) Operating leases							
- office	379	84	75	65	51	29	75
- equipment	6	3	2	1	-	-	-
3) Credit-related arrangements							
(a) Contractual commitments	266	266	-	-	-	-	-
(b) Letters of credit	SEE NOTE 3(b) BELOW						
4) Purchase obligations	28	18	6	1	1	1	1
Total contractual obligations	$ 2,447	$ 372	$ 84	$ 68	$ 53	$ 31	$ 1,839

1) Long-term debt includes long-term financing used in the ongoing operations and capitalization of the Company.

2) Operating leases include office space and certain equipment used in the normal course of business. Lease payments are charged to operations over the period of use.

3) (a) Contractual commitments are essentially commitments of investment transactions made in the normal course of operations in accordance with policies and guidelines that are to be disbursed upon fulfillment of certain contract conditions.

(b) Letters of credit are written commitments provided by a bank. The Europe operation is from time to time an applicant for letters of credit provided mainly as collateral under certain reinsurance contracts for on-balance sheet policy liabilities. Please refer to the "Liquidity risk (letters of credit)" section of the Company's 2005 MD&A.

4) Purchase obligations are commitments to acquire goods and services, essentially related to information services.

Capital management and adequacy

In Canada, the Office of the Superintendent of Financial Institutions (OSFI) has established a capital adequacy measurement for life insurance companies incorporated under the Insurance Companies Act (Canada) and their subsidiaries, known as the Minimum Continuing Capital and Surplus Requirements (MCCSR). Great-West Life's MCCSR ratio at March 31, 2006 was 216% (208% at December 31, 2005). London Life's MCCSR ratio at March 31, 2006 was 238% (237% at December 31, 2005). Canada Life's MCCSR ratio at March 31, 2006 was 246% (231% at December 31, 2005).

The MCCSR position of Great-West Life is negatively affected by the existence of a significant amount of goodwill and intangible assets, which, subject to a prescribed inclusion for a portion of intangible assets, are deducted in the calculation of available regulatory capital.

In the United States, GWL&A is subject to comprehensive state and federal regulation and supervision throughout the United States. The National Association of Insurance Commissioners (NAIC) has adopted risk-based capital rules and other financial ratios for U.S. life insurance companies. GWL&A's risk-based capital ratio was 473% at December 31, 2005, well in excess of that required by NAIC.

RATINGS

The Company and its major operating subsidiaries continue to hold very strong ratings.

On February 17, 2006, Dominion Bond Rating Service upgraded Lifeco's senior debt rating by one notch to AA (low). The remaining ratings identified in the table were all reaffirmed in 2005.

Rating agency	Measurement	Lifeco	Great-West	London Life	Canada Life	GWL&A
A.M. Best Company	Financial Strength		A+	A+	A+	A+
Dominion Bond Rating Service	Claims Paying Ability		IC-1	IC-1	IC-1	NR
	Senior Debt	AA (low)				
	Subordinated Debt				AA (low)	
Fitch Ratings	Insurer Financial Strength		AA+	AA+	AA+	AA+
Moody's Investors Service	Insurance Financial Strength		Aa3	Aa3	Aa3	Aa3
Standard & Poor's Rating Services	Insurer Financial Strength		AA	AA	AA	AA
	Senior Debt	A+				
	Subordinated Debt				A+	

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

Financial instruments held by the Company include portfolio investments, debentures and other debt instruments, and various derivative financial instruments that are not reported on the Balance Sheet.

Portfolio investments consist of bonds, stocks, mortgage loans and real estate. Debentures and other debt instruments consist of short and long term financings due between one and twenty-eight years. Off balance sheet financial instruments include Interest Rate Contracts (futures - long, futures - short, swaps, written options, purchased options), Foreign Exchange Contracts (forward contracts, cross currency swaps) and other derivative contracts (equity contracts, credit default swaps).

Market values for publicly traded bonds are determined using quoted market prices. Market values for bonds that are not actively traded and for mortgages are determined by discounting expected future cash flows related to the securities at market interest rates. Market values for public stocks are generally determined by the closing sale price of the security on the exchange where it is principally traded. Market values for stocks for which there is no active market are determined by management. Market values for all properties are determined annually by management based on a combination of the most recent independent appraisal and current market data available. Appraisals of all properties are conducted at least once every three years by independent qualified appraisers.

Cash flows of assets supporting actuarial liabilities are matched within reasonable limits. Changes in the fair value of these assets are essentially offset by changes in the fair value of actuarial liabilities. Changes in the fair value of assets backing capital and surplus, less related income taxes, would result in a corresponding change in surplus over time, in accordance with investment policies.

Risk Management and Control Practices

Insurance companies are in the business of assessing, assuming and managing risk. The types of risks are many and varied, and will be influenced by factors both internal and external to the businesses operated by the insurer. These risks, and the control practices used to manage the risks, are discussed in detail in the Company's 2005 MD&A.

Foreign exchange risk
In the first quarter of 2006, the Company's foreign currency denominated operating results were translated to Canadian dollars at the average year-to-date rate. In the first quarter of 2005, the US dollar operating results of the United States segment were translated into Canadian dollars at $1.3178. The operating results of the Europe segment were translated into Canadian dollars at $2.3013 for the British pound, $1.6053 for the euro, and $1.2300 for US dollars.

Future Accounting Policies

Earnings per share – CICA Handbook Section 3500, *Earnings per Share*, is expected to be amended in 2006 to require inclusion of the dilutive effects of convertible securities in the calculation of diluted earnings per share, regardless of the Company's intention to settle the securities in cash or common shares. As a result the Company will include the dilutive effects of its convertible preferred shares in the calculation of diluted earnings per share. This change is not expected to have a material impact on the financial statements of the Company.

SEGMENTED OPERATING RESULTS

The consolidated operating results of Lifeco include the operating results of Great-West Life, London Life, Canada Life and GWL&A.

For reporting purposes, the consolidated operating results are grouped into four reportable segments, Canada, United States, Europe, and Lifeco Corporate reflecting geographic lines as well as the management and corporate structure of the companies.

CANADA

The Canadian segment of Lifeco includes the operating results of the Canadian businesses operated by Great-West Life, London Life, and Canada Life. There are two primary business units included in this segment. Through its Group Insurance business unit, the Company provides life, health, disability and creditor insurance products to group clients in Canada. Through its Individual Insurance & Investments Products business unit, the Company provides life, disability and critical illness insurance products to individual clients, as well as accumulation and payout annuity products for both group and individual clients in Canada.

Selected consolidated financial information - Canada

	For the three months ended March 31		
	2006	2005	% Change
Total premiums and deposits	**$ 3,993**	$ 3,480	15%
Fee and other income	**216**	189	14%
Paid or credited to policyholders	**1,528**	1,519	1%
Net income - common shareholders	**204**	186	10%
Total assets	**$ 49,022**	$ 47,437	3%
Segregated funds assets	**41,269**	35,144	17%
Total assets under administration	**$ 90,291**	$ 82,581	9%

FINANCIAL INFORMATION – CANADA

Consolidated operations

	For the three months ended March 31	
	2006	2005
Income:		
Premium income	**$ 1,575**	$ 1,509
Net investment income	**684**	684
Fee and other income	**216**	189
Total income	**2,475**	2,382
Benefits and expenses:		
Paid or credited to policyholders	**1,528**	1,519
Other	**620**	579
Amortization of finite life intangible assets	**3**	4
Net operating income before income taxes	**324**	280
Income taxes	**82**	61
Net income before non-controlling interests	**242**	219
Non-controlling interests	**28**	26
Net income - shareholders	**214**	193
Perpetual preferred share dividends	**10**	7
Net income - common shareholders	**$ 204**	$ 186

NET INCOME

Net income - common shareholders

	For the three months ended March 31		
	2006	2005	% Change
Group Insurance	**$ 74**	$ 66	12%
Individual Insurance & Investment Products	**144**	125	15%
Corporate	**(14)**	(5)	-
	$ 204	$ 186	10%

Consolidated net income of the Canadian segment of Lifeco attributable to common shareholders for the first quarter of 2006 increased 10% to $204 million from $186 million a year ago.

The major contributors to the increases were as follows:

Group Insurance – The increase reflects favourable investment experience and asset/liability matching partly offset by less favourable mortality and morbidity experience.

Individual Insurance & Investment Products – The increase is attributable to more favourable actuarial basis change in 2006, better mortality experience and increased fee revenue, partially offset by adverse investment experience and asset/liability matching and additional strain due to increase in universal life sales.

Corporate – The changes are primarily financing costs associated with the purchase of CLFC. The 2005 result included a release of real estate valuation provisions.

PREMIUMS AND DEPOSITS AND SALES

Premiums and deposits	For the three months ended March 31		
Business/Product	**2006**	2005	% Change
Group Insurance	**$ 1,205**	$ 1,133	6%
Individual Insurance & Investment Products	**2,788**	2,347	19%
Total premiums and deposits	**$ 3,993**	$ 3,480	15%
Summary by Type			
Risk-based products	**$ 1,575**	$ 1,509	4%
ASO contracts	**546**	474	15%
Segregated funds deposits			
Individual products	**941**	797	18%
Group products	**931**	700	33%
Total premiums and deposits	**$ 3,993**	$ 3,480	15%

Sales	For the three months ended March 31		
Business/Product	**2006**	2005	% Change
Group Insurance	**$ 123**	$ 106	16%
Individual Insurance & Investment Products	**2,253**	1,662	36%
Total sales	**$ 2,376**	$ 1,768	34%

For the first quarter of 2006, premiums and deposits in Canada were $3,993 million, up $513 million over the first quarter of 2005. The $513 million increase was attributable to Group Insurance which was up $72 million, and Individual Insurance & Investment Products, which was up $441 million mostly related to segregated funds.

For the first quarter of 2006, sales in Canada were $2,376 million, up $608 million from the first quarter of 2005, with Retirement & Investment Services accounting for the majority of the increase.

NET INVESTMENT INCOME

Net investment income	For the three months ended March 31		
	2006	2005	% Change
Investment income earned	**$ 592**	$ 612	-3%
Amortization of gains and losses	**99**	75	32%
Provision for credit losses	**-**	1	-
Gross investment income	**691**	688	-
Less: investment expenses	**7**	4	75%
Net investment income	**$ 684**	$ 684	-

Net investment income for the three months ended March 31, 2006 was $684 million comparable to the same period last year. Increased investment income from continued strong equity markets was offset by the non-recurring release of a redundant real estate valuation provision in 2005.

FEE INCOME

In addition to providing traditional risk-based insurance products, the Company also provides certain products on a fee-for-service basis. The most significant of these products is segregated funds, for which the Company earns investment management fees, and ASO contracts, under which the Company provides group benefit plan administration on a cost-plus basis.

Fee income

	For the three months ended March 31		
	2006	2005	% Change
Segregated funds	$ **158**	$ 139	14%
ASO contracts	**31**	30	3%
Other	**27**	20	35%
	$ **216**	$ 189	14%

Fee income on segregated fund products increased from $139 million for the three months ended March 31, 2005 to $158 million for the three months ended March 31, 2006, reflecting strong growth in fees from new and existing business from improved equity market conditions. Fee income on ASO increased from $30 million in 2005 to $31 million in 2006, reflecting a very stable block of business.

Other fee income of $27 million (compared to $20 million for 2005) resulted from a broad based increase in property management fees, asset management fees and Quadrus distribution fees in 2006.

The amount of segregated funds investment management fees earned by the Company is influenced by the market value of the underlying fund assets. As market conditions and expectations dictate, the Company may from time to time utilize derivative contracts to hedge against declines in equity market levels. In 2006, the Company has entered into certain derivative contracts that will provide a partial hedge against a decline in the S&P TSX60 composite index.

PAID OR CREDITED TO POLICYHOLDERS

This amount includes increases in policy liabilities, claims, surrenders, annuity and maturity payments, dividend and experience refund payments for risk-based products, but does not include payment amounts for fee-based products (ASO contracts and segregated funds).

In aggregate, $1.5 billion was paid or credited to policyholders in the three months ended March 31, 2006. This compares with $1.5 billion in the three months ended March 31, 2005.

OTHER

Included in other benefits and expenses are operating expenses, commissions, interest expense on long-term debt and other borrowings, and dividends on preferred shares, as well as premium taxes.

Other

	For the three months ended March 31		
	2006	2005	% Change
Total expenses	$ **268**	$ 253	6%
Less: investment expenses	**7**	4	75%
Operating expenses	**261**	249	5%
Commissions	**272**	241	13%
Financing charges	**42**	44	-5%
Premium taxes	**45**	45	-
Total	$ **620**	$ 579	7%

Operating expenses for the three months ended March 31, 2006 increased $12 million or 5% compared to the same period in 2005 while sales in Canada increased $608 million or 34% in the same period. This productivity reflects the realization of synergies with the Canada Life operations evidencing both cost savings and business growth.

The increase in commissions is due to a $20 million increase in net commissions paid to the Europe segment in 2006 compared to 2005 primarily in connection with the reinsurance of acquisition costs associated with certain policies issued in Europe. The change in commission expense in the Europe segment reflects a corresponding decrease.

Financing charges consists of interest on debentures and other borrowings, as well as distributions on preferred shares classified as liabilities.

INCOME TAXES

Income taxes for the three months ended March 31, 2006 were $82 million compared to $61 million for the same period in 2005. Net income before income taxes increased $44 million for the three months ended March 31, 2006 over March 31, 2005.

BUSINESS UNITS – CANADA

GROUP INSURANCE

In Canada, the Company offers effective benefit solutions for large and small employee groups. Through its Canada Life subsidiary, the Company is a recognized leader in the creditor insurance business with over $1.4 billion in annual direct premium.

2006 DEVELOPMENTS

- Net income to shareholders increased by $8 million, or 12% to $74 million.
- Overall sales results grew by 16%.

OPERATING RESULTS

Net income

Three months

Net income attributable to common shareholders was $74 million, which represents an increase of $8 million, or 12% compared to the first quarter of 2005.

The results reflect favourable investment experience and asset/liability matching. This was partly offset by a decrease in gains from mortality and morbidity.

Premiums and deposits and sales

Group Insurance - divisional summary

Premiums and deposits		For the three months ended March 31		
Business/Product		**2006**	2005	% Change
Small/mid-sized case		**$ 461**	$ 450	2%
Large case	- insured	**387**	399	-3%
	- ASO	**546**	474	15%
	- creditor/direct marketing	**32**	40	-20%
Sub-total		**1,426**	1,363	5%
Premiums reinsured				
Small/mid-sized case		**(117)**	(128)	
Large case	- insured	**(104)**	(102)	
Net premiums		**$ 1,205**	$ 1,133	6%

Sales		For the three months ended March 31		
Business/Product		**2006**	2005	% Change
Small/mid-sized case		**$ 39**	$ 42	-7%
Large case	- insured	**19**	22	-14%
	- ASO	**63**	19	232%
	- creditor/direct marketing	**2**	23	-91%
Total sales		**$ 123**	$ 106	16%

Three months

Total net premiums and deposits were $1,205 million, which is 6% higher than the first quarter of 2005. Excluding the impact of $221 million of premiums ceded under a bulk reinsurance agreement ($230 million in 2005), premiums and deposits increased 5% over the comparative period in 2005. Large case ASO premiums and deposits increased 15% resulting from strong sales in 2006. Creditor/direct marketing net premiums decreased 20%, despite a 4% increase in direct premiums received from clients over the comparative period in 2005, as a larger percentage of premiums were reinsured in 2006.

Overall sales results in the quarter were up 16% compared to 2005. The increase in large case ASO sales, which was mainly due to one sale of $32 million, more than offset the decrease in creditor/direct marketing which was due to a large sale in 2005 not repeated this year.

INDIVIDUAL INSURANCE & INVESTMENT PRODUCTS

Individual Insurance & Investment Products (IIIP) consists of four distinct business lines: Individual Life Insurance, Living Benefits, Individual Retirement & Investment Services (IRIS) and Group Retirement Services. Products are distributed through Freedom 55 Financial™ and Great-West Life financial security advisors, Canada Life distribution partners, including managing general agents (MGAs), independent brokers and intercorporate agreements with other financial institutions.

2006 DEVELOPMENTS

- Universal life sales in quarter were double those in first quarter of 2005, continuing the momentum which began in 2005.
- Sales of retail investment funds, including segregated funds and mutual funds, increased 20% and contributed to asset growth of over 23%.
- Sales of Group Capital Accumulation Plans, Payout Annuities and Investment Only business increased 154% contributing to an increase in Group segregated funds assets of over 16%.

OPERATING RESULTS

Net income

Three months

Net income attributable to common shareholders was $144 million compared to $125 million in the first quarter of 2005, an increase of $19 million, or 15%.

Individual Life net income was $62 million compared to $41 million in 2005. The increase in net income reflects a more favourable actuarial reserve basis change in 2006 from improved mortality, and better mortality experience due to lower claims. This result was partially offset by additional new business strain due to the increase in universal life sales in 2006.

Living Benefits net income was $15 million compared to $13 million in 2005. The increase in net income reflects a more favourable actuarial reserve basis change in 2006, partially offset by adverse investment experience and asset/liability matching.

IRIS net income was $42 million compared to $46 million in 2005. The decrease in net income reflects adverse investment experience and asset/liability matching, partially offset by a more favourable actuarial reserve basis change in 2006 as well as an increase in fees from investment fund asset growth.

Group Retirement Services net income was $25 million, essentially unchanged from 2005.

Net income attributable to participating policyholder was $23 million, $2 million more than in the first quarter of 2005, largely driven by the equity component of the participating accounts.

Premiums and deposits and sales

Individual Insurance & Investment Products - divisional summary

Premiums and deposits *Business/Product*		For the three months ended March 31 2006	2005	% Change
Life Insurance	- Participating	$ **440**	$ 426	3%
	- Non-participating	**127**	113	12%
Living Benefits		**59**	56	5%
Individual Retirement & Investment Services				
Risk-based products		**94**	91	3%
Segregated funds		**941**	797	18%
Group Retirement Services				
Risk-based products		**196**	164	20%
Segregated funds		**931**	700	33%
Total premiums and deposits		$ **2,788**	$ 2,347	19%

Sales *Business/Product*		For the three months ended March 31 2006	2005	% Change
Life Insurance	- Participating	$ **18**	$ 20	-10%
	- Non-participating	**26**	18	44%
Living Benefits		**9**	12	-25%
Individual Retirement & Investment Services				
Risk-based products		**189**	220	-14%
Segregated funds		**1,096**	941	16%
Securities [1]		**278**	200	39%
Group Retirement Services				
Risk-based products		**111**	27	311%
Segregated funds		**396**	143	177%
Securities [1]		**130**	81	60%
Total sales		$ **2,253**	$ 1,662	36%

(1) Includes mutual funds distributed by Quadrus Investment Services, stock incentive and mutual funds administered by GRS Securities Inc. and portfolio assets managed by Laketon Investment Management.

Assets under administration

Assets under administration	March 31		December 31	
	2006	2005	2005	2004
Business/Product				
Individual Retirement & Investment Services				
Risk-based products	**$ 5,980**	$ 6,054	$ 6,041	$ 6,129
Segregated funds	**19,312**	16,311	18,175	15,759
Group Retirement Services				
Risk-based products	**5,800**	5,790	5,846	5,825
Segregated funds	**21,957**	18,833	20,679	18,699
Total assets under administration	**$ 53,049**	$ 46,988	$ 50,741	$ 46,412
Other plan assets (1)				
Business/Product				
Individual Retirement & Investment Services	**$ 3,759**	$ 2,375	$ 3,310	$ 2,174
Group Retirement Services	**7,121**	7,068	7,001	6,986
Total assets under administration and other plan assets				
Individual Retirement & Investment Services (1)	**$ 29,051**	$ 24,740	$ 27,526	$ 24,062
Group Retirement Services (1)	**$ 34,878**	$ 31,691	$ 33,526	$ 31,510

(1) Includes mutual funds distributed by Quadrus Investment Services, stock incentive and mutual funds administered by GRS Securities Inc. and portfolio assets managed by Laketon Investment Management.

INDIVIDUAL LIFE

Three months

Individual life insurance sales were $44 million during the first quarter and $6 million or 16% higher than the first quarter of 2005. The growth is mainly attributable to a 100% increase in universal life sales over the first quarter of 2005 as the Company's focus on this product line has continued. All distribution channels exhibited significant universal life sales growth (77% or more) over 2005 in the quarter. Sales of term products, which were repriced in mid-2005 in line with other competitive products in the market, were 7% higher than first quarter of 2005 while participating products decreased 10% due to fewer large case sales.

Premiums and deposits on individual life products increased $28 million over the first quarter of 2005, highlighted by 12% growth in non-participating revenue premium. These results reflect both continued strong persistency and sales momentum, particularly in the universal life product line.

LIVING BENEFITS

Three months

Total living benefits sales were $9 million, 25% lower than in the first quarter of 2005 due mainly to exceptional sales in 2005. Premium rates were increased in response to reinsurer rate increases in the Canadian critical illness insurance market in the fourth quarter of 2004 for both the Great-West Life and Canada Life brands. Significant volumes of the previous series of less expensive critical illness products continued to be placed in the first quarter of 2005.

Total living benefits premiums were $59 million, 5% higher than the first quarter of 2005. The result reflects growth in both disability and critical illness premiums, evidencing good persistency and strong sales in the last half of 2005.

INDIVIDUAL RETIREMENT & INVESTMENT SERVICES (IRIS)

Three months

IRIS experienced a strong quarter highlighted by a 16% increase in segregated fund sales over the same period in 2005 due mainly to strong equity markets and continued momentum in the Canada Life channel. Segregated fund assets increased by 6% in quarter to $19.3 billion at March 31, 2006. This was due in part to good net cash flow and a strong increase in Canadian equity securities; evidenced by a 7.4% increase in the S&P TSX Composite Index in the quarter.

Premiums from risk-based products increased 3% from the first quarter of 2005 due to strong sales of new guaranteed savings products. Sales were down 14% from 2005 due to smaller amounts of guaranteed savings maturities available to reinvest as well as a decline in payout annuity sales. The strong equity markets, low interest rates and current consumer preference for income trusts have made guaranteed products less attractive.

Sales of mutual funds through Quadrus increased 39% over the same quarter in 2005. Mutual fund assets grew to over $3.8 billion at March 31, 2006, with $1.5 billion of that in proprietary Quadrus Group of Funds. Contributing to the growth in third party mutual fund assets under administration was the acquisition of a book of mutual fund business in December and January, comprising $370 million of assets and over 70 representatives at Quadrus. Additional acquisitions of mutual fund books and investment representatives are planned for 2006 which will continue to build scale and opportunity for additional profitability for Quadrus and subsequent insurance product business.

GROUP RETIREMENT SERVICES

Three months

Sales in the first quarter were up 154% from the same period in 2005. The group capital accumulation plan business enjoyed a sales increase of over 200%. Significant activity in late 2005 resulted in very strong new business results in early 2006. Premiums and deposits increased 30% over 2005 which is a reflection of strong sales, also healthy cash flows from the in-force block of business. Total assets, including segregated funds, risk-based assets and securities offered through GRS Securities Inc., increased by $1.4 billion in the first quarter to $34.9 billion at March 31, 2006.

UNITED STATES

The United States operating results for Lifeco include the results of GWL&A and the results of the insurance businesses in the United States branches of Great-West Life and Canada Life, together with an allocation of a portion of Lifeco's corporate results.

2006 DEVELOPMENTS

- Net income in US dollars increased 6% over the first quarter of 2005.
- Healthcare net income in US dollars decreased 2% related to pricing actions resulting from competitive market conditions.
- Membership continued its upward trend, particularly in specialty markets.
- Financial Services net income in US dollars increased 14% in the first quarter of 2006, primarily from higher fee income in Retirement Services.

Selected consolidated financial information - United States

	For the three months ended March 31		
	2006	2005	% Change
Total premiums and deposits	$ **2,763**	$ 3,203	-14%
Fee and other income	**297**	294	1%
Paid or credited to policyholders	**838**	1,356	-38%
Net income - common shareholders	**134**	144	-7%
Total assets	$ **27,239**	$ 28,130	-3%
Segregated funds assets (1)	**17,655**	16,747	5%
Total assets under administration	$ **44,894**	$ 44,877	-

1) The Company's segregated funds offer mutual funds or other investment options that purchase guaranteed annuity contracts issued by the Company. As of March 31, 2006, such investments had been made in the guaranteed interest annuity contracts in the amount of $31 million compared to $384 million for the same period in 2005. As the general account investments are also included in the segregated funds account balances, the Company has reduced the segregated fund account balances by $396 million as of March 31, 2006 compared to $378 million for the same period in 2005 to avoid overstatement of customer account values under management.

FINANCIAL INFORMATION – UNITED STATES

Consolidated operations

	For the three months ended March 31	
	2006	2005
Income:		
Premium income	**$ 692**	$ 1,204
Net investment income	**335**	371
Fee and other income	**297**	294
Total income	**1,324**	1,869
Benefits and expenses:		
Paid or credited to policyholders	**838**	1,356
Other	**289**	304
Net operating income before income taxes	**197**	209
Income taxes	**61**	64
Net income before non-controlling interests	**136**	145
Non-controlling interests	**2**	1
Net income - common shareholders	**134**	144

NET INCOME

Net income - common shareholders

	For the three months ended March 31		
	2006	2005	% Change
Healthcare	**$ 50**	$ 59	-15%
Financial Services	**83**	83	-
Corporate	**1**	2	-50%
	$ 134	$ 144	-7%
In millions US $	**$ 117**	$ 110	6%

Consolidated net income of the United States segment for the three months ended March 31, 2006 was $134 million compared to $144 million for the same period in 2005. The decrease was primarily related to the change in the net effective currency rate as net income increased 6% in US dollars.

In the quarter, Healthcare net income decreased 2% in US dollars due primarily to lower aggregate morbidity results partially offset by favorable experience in administrative fees and investment gains. Financial Services net income increased 14% in US dollars, due to increased fee income.

The in-quarter income from Corporate decreased by $1 million in Canadian dollars, mainly due to a reduction in investment income.

PREMIUMS AND DEPOSITS AND SALES

Premiums and deposits	**For the three months ended March 31**		
Business/Product	**2006**	2005	% Change
Healthcare	**$ 1,676**	$ 1,646	2%
Financial Services	**1,087**	1,557	-30%
Total premiums and deposits	**$ 2,763**	$ 3,203	-14%
Summary by Type			
Risk-based products	**$ 692**	$ 1,204	-43%
Self-funded premium equivalents (ASO contracts)	**1,373**	1,416	-3%
Segregated funds deposits			
Individual products	**76**	55	38%
Group products	**622**	528	18%
Total premiums and deposits	**$ 2,763**	$ 3,203	-14%
Total premiums and deposits US $	**$ 2,403**	$ 2,604	-8%

Sales	**For the three months ended March 31**		
Business/Product	**2006**	2005	% Change
Healthcare	**$ 351**	$ 335	5%
Financial Services	**518**	459	13%
Total sales	**$ 869**	$ 794	9%
Total sales US $	**$ 755**	$ 645	17%

Consolidated premiums and deposits in US dollars for the three months ended March 31, 2006 decreased 8% from the same period in 2005. The decrease is primarily attributable to lower P/NP and 401(k) deposits in the Financial Services segment.

Consolidated sales in US dollars for the three months ended March 31, 2006 were $755 million compared to $645 million in 2005. The majority of the increase was driven by Financial Services which was 21% higher primarily due to the increased sales of the BOLI general account product in Individual Markets.

Premiums and deposits and sales were negatively impacted by the strengthening of the Canadian dollar against the US dollar.

NET INVESTMENT INCOME

Net investment income

	For the three months ended March 31		
	2006	2005	% Change
Investment income earned	**$ 323**	$ 354	-9%
Amortization of gains and losses	**15**	20	-25%
Provision for credit losses	**2**	2	-
Gross investment income	**340**	376	-10%
Less: investment expenses	**5**	5	-
Net investment income	**$ 335**	$ 371	-10%

Net investment income for the three months ended March 31, 2006 decreased $36 million or 10% compared to the same period last year. The decrease was due primarily to the strengthening of the Canadian dollar which more than offset the small increase in the overall yield experienced in the investment portfolio due to reinvestment of assets at higher interest rates.

FEE INCOME

Fee income is derived from the management of segregated funds assets, the administration of group health ASO business, and third-party administration fees.

Fee income

	For the three months ended March 31		
	2006	2005	% Change
Segregated funds	**$ 53**	$ 55	-4%
ASO contracts	**201**	203	-1%
Other	**43**	36	19%
Total fee income	**$ 297**	$ 294	1%
Total fee income US $	**$ 258**	$ 239	8%

Fee income for the three months ended March 31, 2006 increased slightly by 1% compared to the same period in 2005 as overall fee income growth of 8% in US dollars was offset by the impact of the strengthening Canadian dollar.

Segregated funds fee income increased 2% in US dollars primarily due to the improvement in U.S. equity markets.

In US dollars, ASO administrative fees increased 6% driven by increased customer administrative fees on increased membership and increased Pharmacy Benefit Management revenue.

Other fee income increased primarily in Retirement Services due to a combination of growth from new institutional client relationships and the higher fees associated with the recovery of U.S. equity markets.

PAID OR CREDITED TO POLICYHOLDERS

Amounts paid or credited to policyholders includes changes in policy liabilities, claims, surrenders, annuity and maturity payments, dividend and experience refund payments for risk-based products, but does not include payments for fee-based products such as ASO contracts and segregated funds.

For the three months ended March 31, 2006, amounts paid or credited to policyholders were $838 million compared to $1,356 million in 2005. The decrease of 38% is primarily attributable to a combination of a decrease in actuarial liabilities in Retirement Services reflecting lower guaranteed premiums in 401(k) and P/NP and the strengthening of the Canadian dollar.

OTHER

Included in other benefits and expenses are operating expenses, commissions, interest expense on long-term debt and other borrowings, as well as premium taxes.

Other

	For the three months ended March 31		
	2006	2005	% Change
Total expenses	**$ 223**	$ 238	-6%
Less: investment expenses	**5**	5	-
Operating expenses	**218**	233	-6%
Commissions	**57**	55	4%
Financing charges	**4**	4	-
Premium taxes	**10**	12	-17%
Total	**$ 289**	$ 304	-5%

For the three months ended March 31, 2006, operating expenses, commission payments, financing charges and premium tax payments decreased 5% to $289 million, primarily due to the strengthening of the Canadian dollar. In US dollars operating expenses were essentially flat when compared to the same period last year and commissions increased 11% as a result of sales increasing 17%.

BUSINESS UNITS - UNITED STATES

HEALTHCARE

Net income

Three months
In quarter earnings in the Healthcare business unit in US dollars totalled $43 million, which is a 2% decrease compared to first quarter of 2005. A deterioration in the aggregate stop-loss claims experience primarily in the select segment was partially offset by increased administrative fees on higher membership, particularly in Specialty Market. These results also include increased Pharmacy Benefit Management revenue due to higher utilization combined with improved prescription pricing. Due to the impact of the stronger Canadian dollar, the reported net income decreased $9 million or 15% compared to the same period in 2005.

Premiums and deposits and sales

Healthcare - divisional summary

Premiums and deposits	For the three months ended March 31		
Business/Product	**2006**	2005	% Change
Group life and health - guaranteed	$ 303	$ 230	32%
- ASO	1,373	1,416	-3%
Total premiums and deposits	$ 1,676	$ 1,646	2%
Total premiums and deposits US $	$ 1,458	$ 1,338	9%

Sales	For the three months ended March 31		
Business/Product	**2006**	2005	% Change
Group life and health	$ 351	$ 335	5%
Total sales US $	$ 305	$ 272	12%

Healthcare - members (in thousands)

	Change for the three months ended March 31		Total at March 31		
	2006	2005	**2006**	2005	% Change
Select and mid-market	**(43)**	(84)	**1,249**	1,283	-3%
National and Specialty Market	**69**	(23)	**802**	631	27%
Total	**26**	(107)	**2,051**	1,914	7%

Three months
The reported net premiums and deposits increased by 2% compared to the first quarter of 2005. Healthcare premiums and deposits for the quarter, in US dollars, increased 9% to $1,458 million due in part to renewal price increases. Additionally, the termination of a stop loss reinsurance agreement effective January 1, 2006 resulted in a decrease in ceded premium of $62 million compared to the first quarter of 2005.

Excluding the impact of reinsurance activity in 2005, premium income in US dollars totalled $1,400 million.

Membership at March 31, 2006 of 2.051 million members increased 1% from 2.025 million members at December 31, 2005, primarily in Specialty Market sales.

Healthcare sales increased 12% to $305 million for the first quarter of 2006 over the same period last year in US dollars. This increase is attributable to increased average premium per member sold combined with an increase in Specialty Market.

FINANCIAL SERVICES

Net income

Three months

In quarter earnings were $83 million which is flat compared to the same period in 2005. In US dollars, earnings increased 14% compared to the same period in 2005. The increase was due primarily to increases in the Retirement Services area as a result of higher fee income due to growth in the institutional services segment primarily from new institutional client relationships and the improvements in the U.S. equity markets.

Premiums and deposits and sales

Financial Services - divisional summary

Premiums and deposits	For the three months ended March 31		
Business/Product	**2006**	2005	% Change
Individual Markets	$ **245**	$ 215	14%
Retirement Services	**842**	1,342	-37%
Total premiums and deposits	$ **1,087**	$ 1,557	-30%
Total premiums and deposits US $	$ **945**	$ 1,266	-25%

Sales	For the three months ended March 31		
Business/Product	**2006**	2005	% Change
Individual Markets	$ **106**	$ 47	126%
Retirement Services	**412**	412	-
Total sales	$ **518**	$ 459	13%
Total sales US $	$ **450**	$ 373	21%

Financial Services - participant accounts (in thousands)

	Change for the three months ended March 31		Total at March 31		
	2006	2005	**2006**	2005	% Change
Individual Markets	**(1)**	10	**453**	462	-2%
Public/Non-Profit	**18**	17	**1,596**	1,453	10%
FASCore	**172**	45	**888**	680	31%
401(k)	**4**	62	**477**	511	-7%
Retirement Services	**194**	124	**2,961**	2,644	12%
Total	**193**	134	**3,414**	3,106	10%

Three months

Premiums and deposits for the quarter were $1,087 million, a decrease of $470 million or 30% compared to the same period in 2005. The Company's segregated funds offer mutual funds or other investment options that purchase guaranteed interest annuity contracts. In the first quarter of 2005 there was a large purchase of such guaranteed interest annuity contracts of $384 million compared to only $31 million for the three months ended March 31, 2006. The remaining decrease year over year is primarily due to the strengthening of the Canadian dollar.

Sales for the quarter increased $59 million or 13% compared to the same period in 2005. The increase is primarily in Individual Markets which exhibited growth in the general account sales of the BOLI product in 2006.

Increase in participant accounts is primarily in the FASCore line of business. FASCore increased due to the addition of new institutions since the first quarter of 2005 including Franklin Templeton Investments with 78,000 participants, Federated Investors with 79,000 participants and JP Morgan with 16,000 participants.

Financial Services - Retirement Services customer account values

	Change for the three months ended March 31		Total at March 31		
	2006	2005	**2006**	2005	% Change
General account - fixed options					
Public/Non-profit	**$ (89)**	$ 255	**$ 4,289**	$ 4,571	-6%
401(k)	**(16)**	262	**1,264**	1,284	-2%
	$ (105)	$ 517	**$ 5,553**	$ 5,855	-5%
Segregated funds - variable options					
Public/Non-profit	**$ 141**	$ (171)	**$ 6,717**	$ 6,524	3%
401(k)	**365**	(307)	**7,864**	7,377	7%
	$ 506	$ (478)	**$ 14,581**	$ 13,901	5%
Unaffiliated retail investment options & administrative services only					
Public/Non-profit	**$ 2,687**	$ 218	**$ 45,348**	$ 36,385	25%
401(k)	**336**	2,272	**6,669**	6,057	10%
Institutional (FASCore)	**7,109**	981	**29,190**	19,106	53%
	$ 10,132	$ 3,471	**$ 81,207**	$ 61,548	32%

Account values invested in the general account fixed investment options have decreased in US dollars by 2% compared to the same period last year, due to the termination of a single large case that totalled $60 million in US dollars.

Since the Company's segregated funds purchase guaranteed annuity contracts in the general account, the Company has reduced the segregated fund account balances to avoid overstatement of customer account values under management by $396 million at March 31, 2006 and $378 million at March 31, 2005.

Participant accounts' values invested in unaffiliated retail investment options and participant account values where only administrative services and recordkeeping functions are provided have increased 32% in 2006. The increase is primarily attributable to an increase in participants from institutional cases and improvement in U.S. equity markets.

EUROPE

The European segment is broadly organized along geographically defined market segments and offers protection and wealth management products and reinsurance. The segment is comprised of two distinct business units: Insurance & Annuities, which consists of operating divisions in the United Kingdom, Isle of Man, Republic of Ireland, and Germany; and Reinsurance, which operates primarily in the United States, Barbados and Ireland.

The Insurance & Annuities business is conducted through Canada Life and its subsidiaries. The Reinsurance business is conducted through Canada Life, LRG, and their subsidiaries.

TRANSLATION OF FOREIGN CURRENCY

Foreign currency assets and liabilities are translated into Canadian dollars at the market rate at the end of the financial period. All income and expense items are translated at an average rate for the period.

In 2005, the Company mitigated the volatility associated with the fluctuation of foreign currencies by using forward foreign currency contracts. The effect of these contracts was reflected in the net effective rates. In 2006, the Company has no forward foreign currency contracts in place. The rates used to translate foreign currency denominated items are:

Period ended	Balance sheet	Operations	
	Assets & liabilities	Income & expenses	Net effective rate
United States dollar			
March 31, 2006	**$1.17**	**$1.15**	**$1.1500**
December 31, 2005	$1.17	$1.21	$1.2553
March 31, 2005	$1.21	$1.23	$1.2300
British pound			
March 31, 2006	**$2.03**	**$2.02**	**$2.0200**
December 31, 2005	$2.00	$2.21	$2.3272
March 31, 2005	$2.28	$2.32	$2.3013
Euro			
March 31, 2006	**$1.42**	**$1.39**	**$1.3900**
December 31, 2005	$1.38	$1.51	$1.6159
March 31, 2005	$1.57	$1.61	$1.6053

The currency translation impact discussed in the Europe section of this report is based on the application to the 2006 results of the 2005 translation rates including, where appropriate, the impact of forward foreign exchange contracts in place in 2005.

2006 DEVELOPMENTS

- Shareholder net income increased $10 million, up 10% over the first quarter of 2005. Excluding the unfavourable currency translation impact, shareholder net income is up 24%.
- Insurance & Annuities premiums and deposits increased by $170 million, up 13% over the first quarter of 2005. Excluding the unfavourable currency translation impact, Insurance & Annuities premiums and deposits increased 30%.
- Insurance & Annuities sales increased by $130 million, up 14% over the first quarter of 2005. Excluding the unfavourable currency translation impact, Insurance & Annuities sales grew by 31%.

Selected consolidated financial information - Europe

	For the three months ended March 31		
	2006	2005	% Change
Total premiums and deposits	**$ 2,437**	$ 2,535	-4%
Fee and other income	**139**	131	6%
Paid or credited to policyholders	**1,635**	1,941	-16%
Net income - common shareholders	**111**	101	10%
Total assets	**$ 26,045**	$ 21,469	21%
Segregated funds assets	**21,073**	18,036	17%
Total assets under administration	**$ 47,118**	$ 39,505	19%

FINANCIAL INFORMATION – EUROPE

Consolidated operations

	For the three months ended March 31	
	2006	2005
Income:		
Premium income	**$ 1,433**	$ 1,815
Net investment income	**304**	240
Fee and other income	**139**	131
Total income	**1,876**	2,186
Benefits and expenses:		
Paid or credited to policyholders	**1,635**	1,941
Other	**101**	118
Amortization of finite life intangible assets	**1**	1
Net operating income before income taxes	**139**	126
Income taxes	**24**	23
Net income before non-controlling interests	**115**	103
Non-controlling interests	**4**	2
Net income - common shareholders	**111**	101

NET INCOME

Net income - common shareholders

	For the three months ended March 31		
	2006	2005	% Change
Insurance & Annuities	**$ 88**	$ 78	13%
Reinsurance	**23**	23	-
	$ 111	$ 101	10%

Net income attributable to common shareholders for the three months ended March 31, 2006 increased $10 million or 10% to $111 million compared to the same period in 2005, reflecting strong earnings growth in Insurance & Annuities. The Reinsurance results were in line with the same period in 2005. Excluding the unfavourable currency translation impact, net income was up 24%.

PREMIUMS AND DEPOSITS AND SALES

Premiums and deposits	For the three months ended March 31		
Business/Product	**2006**	2005	% Change
UK / Isle of Man	**$ 1,177**	$ 1,009	17%
Ireland / Germany	**324**	318	2%
International	**5**	9	-44%
Insurance & Annuities	**$ 1,506**	$ 1,336	13%
Reinsurance	**931**	1,199	-22%
Total premiums and deposits	**$ 2,437**	$ 2,535	-4%
Summary by Type			
Risk-based products	**$ 1,433**	$ 1,815	-21%
Segregated funds deposits			
Individual products	**1,004**	720	39%
Group products	**-**	-	-
Total premiums and deposits	**$ 2,437**	$ 2,535	-4%

Sales	For the three months ended March 31		
Business/Product	**2006**	2005	% Change
UK / Isle of Man	**$ 919**	$ 739	24%
Ireland / Germany	**173**	223	-22%
International	**-**	-	-
Insurance & Annuities	**$ 1,092**	$ 962	14%
Reinsurance	**854**	1,136	-25%
Total sales	**$ 1,946**	$ 2,098	-7%

Premiums and deposits for the first quarter of 2006 decreased $98 million or 4% to $2,437 million, while sales decreased $152 million to $1,946 million, compared to the same quarter last year. The results reflect lower premiums and deposits in U.K. payout annuities in 2006 and, in the Reinsurance segment, lower premiums and deposits due to the renegotiation and commutation of certain reinsurance contracts in 2005 and 2006. This is partly offset by strong sales of savings products in U.K./Isle of Man and Ireland, pension products in Ireland and Germany in 2006. Excluding the unfavourable currency translation impact, premiums and deposits increased 8%.

NET INVESTMENT INCOME

Net investment income

	For the three months ended March 31		
	2006	2005	% Change
Investment income earned	**$ 259**	$ 215	20%
Amortization of gains and losses	**49**	29	69%
Provision for credit losses	**-**	-	-
Gross investment income	**308**	244	26%
Less: investment expenses	**4**	4	-
Net investment income	**$ 304**	$ 240	27%

Net investment income for the three months ended March 31, 2006 increased $64 million or 27% from the same period last year, primarily due to invested asset growth pertaining to the Phoenix and London acquisition in 2005. As well, increased income from continued strong equity markets was offset by the negative currency translation effect of the strengthening Canadian dollar.

FEE INCOME

In addition to providing traditional risk-based insurance products, the Company also provides certain products on a *fee for service basis. The most significant of these products are segregated funds, for which the Company earns* investment management and other fees.

Fee income

	For the three months ended March 31		
	2006	2005	% Change
Segregated funds and other fees	**$ 139**	$ 131	6%

For the three months ended March 31, 2006, fee income increased $8 million or 6%. Excluding the unfavourable currency translation impact, of $22 million or 17%, fee income increased $30 million or 23% from the same period last year. The solid performance reflects the strong growth of segregated fund business in the United Kingdom and Ireland/Germany, as well as improved equity market performance.

PAID OR CREDITED TO POLICYHOLDERS

This amount includes increases in policy liabilities, claims, surrenders, annuity and maturity payments, dividend and experience refund payments for risk-based products, but does not include payment amounts for fee-based products (segregated funds).

In aggregate, $1.6 billion was paid or credited to policyholders in the three months ended March 31, 2006, compared to $1.9 billion a year ago. The results primarily reflect lower payout annuity sales in U.K. and the commutation of certain reinsurance contracts in LRG.

INCOME TAX

Income taxes for the three months ended March 31, 2006 was $24 million compared to $23 million in 2005. The change in income taxes reflects higher pre-tax income in 2006 as well as the impact of different tax jurisdictions.

OTHER

Included in other benefits and expenses are operating expenses, commissions, interest expense on borrowings, as well as premium taxes.

Other

	For the three months ended March 31		
	2006	2005	% Change
Total expenses	**$ 86**	$ 85	1%
Less: investment expenses	**4**	4	-
Operating expenses	**82**	81	1%
Commissions	**13**	33	-61%
Financing costs	**1**	-	-
Premium taxes	**5**	4	25%
Total	**$ 101**	$ 118	-14%

For the three months ended March 31, 2006, operating expenses were in line with the same period last year. The decrease in commissions includes a $20 million increase of net commission payments received from the Canada segment in 2006 compared to 2005, primarily in connection with the reinsurance of acquisition costs associated with certain policies issued in Europe. Commission expense in the Canada segment is increased by a corresponding amount.

BUSINESS UNITS – EUROPE

INSURANCE & ANNUITIES

Net income

Three months
Net income attributable to common shareholders increased $10 million, or 13% to $88 million compared to the first quarter of 2005. Excluding the unfavourable currency translation impact of $12 million, net income was up 30%.

The increase in earnings is being driven by growth in the U.K. payout annuity business due particularly to the contribution of $10 million from the payout annuity block acquired in 2005 from Phoenix and London offset somewhat by lower payout annuity sales. The Phoenix and London contribution represents favourable investment experience and asset/liability matching as well as favourable mortality experience attributable to this block of business. In addition, earnings benefited from improved morbidity experience in the Group insurance business and favourable investment experience and asset/liability matching. The 2005 results also included a one-time investment gain in Ireland of 6 million euros resulting from lower reserve requirements in connection with investment fund guarantees. Improved operational efficiencies and equity market performance also contributed to the overall strong performance.

Premiums and deposits and sales

Three months
Premiums and deposits increased $170 million or 13%. Excluding the unfavourable currency translation impact of $226 million or 17%, premiums and deposits increased $396 million or 30% compared to the first quarter of 2005. The increase reflects higher segregated fund premiums on savings products in the United Kingdom/Isle of Man and Ireland, pension products in Ireland and Germany partly offset by lower premiums in U.K. payout annuities. The decrease in U.K. payout annuities reflects a more competitive environment combined with customers delaying purchasing decisions due to the introduction of new retirement legislation in April of 2006.

Sales increased by $130 million or 14%. Excluding the unfavourable currency translation impact of $164 million or 17%, sales increased $294 million or 31% compared to the first quarter of 2005. Strong sales growth in savings products in the United Kingdom/Isle of Man and savings and pension products in Ireland were partly offset by weaker sales in UK payout annuities and Germany. The decrease in Germany reflects the carry over into the first quarter of 2005 of the surge in sales caused by changes to the taxation of pension products. The reason for the decline in U.K. payout annuity sales is the same as noted above.

Excluding the carry over of the sales surge into the first quarter of 2005, sales increased 23% compared to the same period last year.

REINSURANCE

Net income

Three months
Net income for the Reinsurance business unit of $23 million was in line with the same period last year. The results primarily reflect higher renewal profits offset by higher new business strain as well as unfavourable morbidity experience. The 2005 results also included favourable investment experience and asset/liability matching.

The stronger Canadian dollar relative to the US dollar resulted in a decrease in earnings year over year of approximately $2 million.

Premiums and deposits and sales

Three months
Premiums and deposits for the Reinsurance business unit were $931 million, a decrease of $268 million or 22% from the three months ended March 31, 2005. Sales were $854 million, a decrease of $282 million or 25% from the same period in 2005. This primarily reflects the renegotiation and commutation of certain reinsurance contracts in 2005 and 2006.

LIFECO CORPORATE OPERATING RESULTS

The Lifeco Corporate segment includes operating results for activities of Lifeco that are not associated with the major business units of the Company.

Consolidated operations	**For the three months ended March 31**	
	2006	2005
Income:		
Premium income	$ -	$ -
Net investment income	-	(3)
Fee and other income	-	-
Total income	-	(3)
Benefits and expenses:		
Paid or credited to policyholders	-	-
Other	1	1
Restructuring costs	-	7
Amortization of finite life intangible assets	-	-
Net operating income before income taxes	(1)	(11)
Income taxes	2	1
Net income before non-controlling interests	(3)	(12)
Non-controlling interests	-	-
Net income - common shareholders	(3)	(12)

In quarter

Corporate net income was a charge of $3 million compared to a charge of $12 million in the first quarter of 2005, comprised of the following after-tax charges: restructuring costs incurred in 2006 related to the CLFC acquisition of $0 million ($4 million in 2005), $2 million of U.S. withholding tax ($6 million in 2005) incurred by Lifeco in the course of receiving dividends from U.S. subsidiaries, and $1 million of operating expense ($2 million of operating expense in 2005) incurred at the Lifeco level.

OTHER INFORMATION

Additional information relating to Lifeco, including Lifeco's most recent financial statements, CEO/CFO certification and Annual Information Form are available at www.sedar.com.

GREAT-WEST
LIFECO INC.

SUMMARY OF CONSOLIDATED OPERATIONS *(unaudited)*

(in $ millions except per share amounts)

	For the three months ended March 31	
	2006	2005
Income		
Premium income	**$ 3,700**	$ 4,528
Net investment income (note 2)	**1,323**	1,292
Fee and other income	**652**	614
	5,675	6,434
Benefits and expenses		
Paid or credited to policyholders and beneficiaries including policyholder dividends and experience refunds	**4,001**	4,816
Commissions	**342**	329
Operating expenses	**562**	564
Premium taxes	**60**	61
Financing charges (note 3)	**47**	48
Amortization of finite life intangible assets	**4**	5
Restructuring costs	**-**	7
Net income before income taxes	**659**	604
Income taxes - current	**117**	29
Income taxes - future	**52**	120
Net income before non-controlling interests	**490**	455
Non-controlling interests (note 8)	**34**	29
Net income - shareholders	**456**	426
Perpetual preferred share dividends	**10**	7
Net income - common shareholders	**$ 446**	$ 419
Earnings per common share (note 12)		
Basic	**$ 0.501**	$ 0.471
Diluted	**$ 0.497**	$ 0.466

GREAT-WEST LIFECO INC.

GREAT-WEST
LIFECO INC.

CONSOLIDATED BALANCE SHEET *(unaudited)*

(in $ millions)

	March 31, 2006	December 31, 2005	March 31, 2005
Assets			
Bonds	**$ 59,481**	$ 59,298	$ 55,439
Mortgage loans	**14,693**	14,605	14,643
Stocks	**4,182**	4,028	3,567
Real estate	**1,839**	1,842	1,679
Loans to policyholders	**6,735**	6,646	6,572
Cash and certificates of deposit	**2,674**	2,961	2,804
Funds held by ceding insurers	**2,504**	2,556	2,209
Goodwill	**5,327**	5,327	5,328
Intangible assets	**1,453**	1,453	1,498
Other assets (note 4)	**3,418**	3,445	3,297
Total assets	**$ 102,306**	$ 102,161	$ 97,036
Liabilities			
Policy liabilities			
Actuarial liabilities	**$ 71,611**	$ 71,263	$ 66,704
Provision for claims	**1,010**	999	1,081
Provision for policyholder dividends	**546**	535	595
Provision for experience rating refunds	**352**	401	507
Policyholder funds	**2,112**	2,088	2,067
	75,631	75,286	70,954
Debentures and other debt instruments (note 5)	**1,891**	1,903	2,092
Funds held under reinsurance contracts	**4,009**	4,089	4,376
Other liabilities (note 6)	**3,787**	4,318	4,295
Repurchase agreements	**996**	936	800
Deferred net realized gains	**2,654**	2,598	2,168
	88,968	89,130	84,685
Preferred shares (note 9)	**787**	787	797
Capital trust securities and debentures (note 7)	**648**	648	650
Non-controlling interests (note 8)			
Participating surplus in subsidiaries	**1,771**	1,741	1,680
Preferred shares issued by subsidiaries	**209**	209	209
Perpetual preferred shares issued by subsidiaries	**156**	157	158
Share capital and surplus			
Share capital (note 9)			
Perpetual preferred shares	**799**	799	499
Common shares	**4,668**	4,660	4,659
Accumulated surplus	**5,095**	4,860	4,124
Contributed surplus	**21**	19	16
Currency translation account	**(816)**	(849)	(441)
	9,767	9,489	8,857
Liabilities, share capital and surplus	**$ 102,306**	$ 102,161	$ 97,036

GREAT-WEST
LIFECO INC.

CONSOLIDATED STATEMENT OF SURPLUS *(unaudited)*

(in $ millions)

	For the three months ended March 31	
	2006	2005
Accumulated surplus		
Balance, beginning of year	**$ 4,860**	$ 3,890
Net income	**456**	426
Common share cancellation excess	**(11)**	(11)
Dividends to shareholders		
Perpetual preferred shareholders	**(10)**	(7)
Common shareholders	**(200)**	(174)
Balance, end of period	**$ 5,095**	$ 4,124
Contributed surplus		
Balance, beginning of year	**$ 19**	$ 14
Stock option expense (note 10)	**2**	2
Balance, end of period	**$ 21**	$ 16
Currency translation account		
Balance, beginning of year	**$ (849)**	$ (426)
Change during the period	**33**	(15)
Balance, end of period	**$ (816)**	$ (441)

GREAT-WEST LIFECO INC.

GREAT-WEST
LIFECO INC.

CONSOLIDATED STATEMENT OF CASH FLOWS *(unaudited)*

(in $ millions)

	For the three months ended March 31	
	2006	2005
Operations		
Net income	**$ 456**	$ 426
Adjustments for non-cash items:		
Change in policy liabilities	**129**	879
Change in funds held by ceding insurers	**52**	128
Change in funds held under reinsurance contracts	**(78)**	2
Change in current income taxes payable	**(89)**	(153)
Future income tax expense	**52**	120
Other	**(574)**	(336)
Cash flows from operations	**(52)**	1,066
Financing Activities		
Issue of common shares	**12**	10
Purchased and cancelled common shares	**(15)**	(13)
Repayment of debentures and other debt instruments	**(12)**	(1)
Dividends paid	**(210)**	(181)
	(225)	(185)
Investment Activities		
Bond sales and maturities	**8,016**	9,223
Mortgage loan repayments	**438**	842
Stock sales	**294**	240
Real estate sales	**119**	36
Change in loans to policyholders	**(87)**	(37)
Change in repurchase agreements	**114**	112
Investment in bonds	**(7,977)**	(9,528)
Investment in mortgage loans	**(532)**	(970)
Investment in stocks	**(353)**	(389)
Investment in real estate	**(72)**	(52)
	(40)	(523)
Effect of changes in exchange rates on cash and certificates of deposit	**30**	(26)
Increase (decrease) in cash and certificates of deposit	**(287)**	332
Cash and certificates of deposit, beginning of year	**2,961**	2,472
Cash and certificates of deposit, end of period	**$ 2,674**	$ 2,804

Notes to Interim Consolidated Financial Statements *(unaudited)*
(in $ millions except per share amounts)

1. Basis of Presentation and Summary of Accounting Policies

(a) The interim unaudited consolidated financial statements of Great-West Lifeco Inc. (Lifeco or the Company) at March 31, 2006 have been prepared in accordance with Canadian generally accepted accounting principles, using the same accounting policies and methods of computation followed in the consolidated financial statements for the year ended December 31, 2005. These interim consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto in the Company's annual report dated December 31, 2005.

(b) Certain of 2005 amounts presented for comparative purposes have been reclassified to conform to the presentation adopted in the current year.

2. Net Investment Income

Net investment income is comprised of the following:

	For the three months ended March 31, 2006				
	Investment income earned	Amortization of net realized and unrealized gains	Provision for credit losses	Investment expenses	Net investment income
Bonds	$ 800	$ 61	$ 2	$ -	$ 863
Mortgage loans	216	12	-	-	228
Stocks	33	76	-	-	109
Real estate	26	14	-	-	40
Other	99	-	-	(16)	83
	$ 1,174	$ 163	$ 2	$ (16)	$ 1,323

	For the three months ended March 31, 2005				
	Investment income earned	Amortization of net realized and unrealized gains	Provision for credit losses	Investment expenses	Net investment income
Bonds	$ 778	$ 60	$ 1	$ -	$ 839
Mortgage loans	227	13	2	-	242
Stocks	37	43	-	-	80
Real estate	46	8	-	-	54
Other	90	-	-	(13)	77
	$ 1,178	$ 124	$ 3	$ (13)	$ 1,292

3. Financing Charges

Financing charges include interest on long-term debentures and other debt instruments together with distributions and interest on capital trust securities and debentures and preferred shares classified as liabilities.

	For the three months ended March 31	
	2006	2005
Interest on long-term debentures and other debt instruments	**$ 27**	$ 29
Preferred share dividends	**10**	10
Interest on capital trust debentures	**12**	12
Other	**1**	-
Distributions on capital trust securities held by consolidated group as temporary investments	**(3)**	(3
Total	**$ 47**	$ 48

4. Other Assets

Other assets consist of the following:

	March 31, 2006	December 31, 2005	March 31, 2005
Premiums in course of collection	**$ 633**	$ 623	$ 562
Interest due and accrued	**936**	893	881
Future income taxes	**338**	363	313
Fixed assets	**271**	279	300
Prepaid expenses	**60**	76	74
Accounts receivable	**659**	716	648
Accrued pension asset	**171**	179	174
Other	**350**	316	345
	$ 3,418	$ 3,445	$ 3,297

5. Debentures and Other Debt Instruments

Debentures and other debt instruments consist of the following:

	March 31, 2006	December 31, 2005	March 31, 2005
Short term			
Commercial paper and other short term debt instruments with interest rates from 4.5% to 4.9% (4.0% to 5.0% in 2005)	$ 110	$ 112	$ 114
Revolving credit in respect of reinsurance business with interest rates from 5.4% to 5.5% maturing within one year (5.0% to 5.2% in 2005)	3	14	18
Total short term	113	126	132
Long term			
Operating:			
Notes payable with interest rate of 8.0%	9	9	10
Capital:			
Lifeco			
Five year term facility	-	-	150
6.75% Debentures due August 10, 2015, unsecured	200	200	200
6.14% Debentures due March 21, 2018, unsecured	200	200	200
6.74% Debentures due November 24, 2031, unsecured	200	200	200
6.67% Debentures due March 21, 2033, unsecured	400	400	400
	1,000	1,000	1,150
Canada Life			
Subordinated debentures due September 19, 2011 bearing a fixed rate of 8% until 2006 and, thereafter, at a rate equal to the Canadian 90-day Bankers' Acceptance rate plus 1%, unsecured	250	250	250
Subordinated debentures due December 11, 2013 bearing a fixed rate of 5.8% until 2008 and, thereafter, at a rate equal to the Canadian 90-day Bankers' Acceptance rate plus 1%, unsecured	200	200	200
6.40% Subordinated debentures due December 11, 2028, unsecured	100	100	100
Acquisition related fair market value adjustment	10	13	34
	560	563	584
Great-West Life & Annuity Insurance Capital, LP			
6.625% Deferrable debentures due November 15, 2034, unsecured (U.S.$175)	209	205	216
Total long term	1,778	1,777	1,960
Total debentures and other debt instruments	$ 1,891	$ 1,903	$ 2,092

6. Other Liabilities

Other liabilities consist of the following:

	March 31, 2006	December 31, 2005	March 31, 2005
Current income taxes	$ 285	$ 374	$ 251
Accounts payable	513	511	491
Liability for restructuring costs	-	-	48
Post retirement benefits provision	525	508	489
Bank overdraft	445	449	651
Future income taxes	332	317	272
Other	1,687	2,159	2,093
	$ 3,787	$ 4,318	$ 4,295

GREAT-WEST LIFECO INC.

7. Capital Trust Securities and Debentures

	March 31, 2006	December 31, 2005	March 31, 2005
Capital trust debentures:			
5.995% Senior debentures due December 31, 2052, unsecured (GWLCT)	**$ 350**	$ 350	$ 350
6.679% Senior debentures due June 30, 2052, unsecured (CLCT)	**300**	300	300
7.529% Senior debentures due June 30, 2052, unsecured (CLCT)	**150**	150	150
	800	800	800
Acquisition related fair market value adjustment	**33**	34	36
Capital trust securities held by consolidated group as temporary investments	**(185)**	(186)	(186)
Total	**$ 648**	$ 648	$ 650

Great-West Life Capital Trust (GWLCT), a trust established by The Great-West Life Assurance Company (Great-West Life), had issued $350 of capital trust securities, the proceeds of which were used by GWLCT to purchase Great-West Life senior debentures in the amount of $350, and Canada Life Capital Trust (CLCT), a trust established by The Canada Life Assurance Company (Canada Life), had issued $450 of capital trust securities, the proceeds of which were used by CLCT to purchase Canada Life senior debentures in the amount of $450.

8. Non-Controlling Interests

The Company controlled a 100% equity interest in Great-West Life, London Life Insurance Company (London Life), Canada Life and Great-West Life & Annuity Insurance Company (GWL&A) at March 31, 2006 and March 31, 2005.

(a) The non-controlling interests of Great-West Life, London Life, Canada Life, GWL&A and their subsidiaries reflected in the Summary of Consolidated Operations are as follows:

	For the three months ended March 31,	
	2006	2005
Participating policyholder		
Net income attributable to participating policyholder before policyholder dividends		
Great-West Life	**$ 29**	$ 30
London Life	**162**	149
Canada Life	**47**	43
GWL&A	**43**	50
Policyholder dividends		
Great-West Life	**(26)**	(24)
London Life	**(139)**	(132)
Canada Life	**(46)**	(43)
GWL&A	**(40)**	(49)
Net income	**30**	24
Preferred shareholder dividends of subsidiaries	**4**	5
Total	**$ 34**	$ 29

(b) The carrying value of non-controlling interests consist of the following:

	March 31, 2006	December 31, 2005	March 31, 2005
Participating surplus:			
Great-West Life	**$ 375**	$ 372	$ 366
London Life	**1,174**	1,151	1,098
Canada Life	**26**	25	17
GWL&A	**196**	193	199
	$ 1,771	$ 1,741	$ 1,680
Preferred shares issued by subsidiaries:			
Great-West Life Series L, 5.20% Non-Cumulative	**$ 52**	$ 52	$ 52
Great-West Life Series O, 5.55% Non-Cumulative	**157**	157	157
	$ 209	$ 209	$ 209
Perpetual preferred shares issued by subsidiaries:			
CLFC Series B, 6.25% Non-Cumulative	**$ 145**	$ 145	$ 145
Acquisition related fair market value adjustment	**11**	12	13
	$ 156	$ 157	$ 158

9. Share Capital

Authorized

Unlimited First Preferred Shares, Class A Preferred Shares and Second Preferred Shares,
Unlimited Common Shares

Issued and outstanding

	March 31, 2006			December 31, 2005			March 31, 2005		
	Number	**Stated value**		Number	Stated value		Number	Stated value	
Preferred shares:									
Classified as liabilities									
Series D, 4.70% Non-Cumulative First Preferred Shares	**7,978,900**	**$**	**199**	7,978,900	$	199	8,000,000	$	200
Series E, 4.80% Non-Cumulative First Preferred Shares	**23,499,915**		**588**	23,499,915		588	23,868,115		597
	31,478,815	**$**	**787**	31,478,815	$	787	31,868,115	$	797
Perpetual preferred shares:									
Classified as equity									
Series F, 5.90% Non-Cumulative First Preferred Shares	**7,957,001**	**$**	**199**	7,957,001	$	199	7,957,001	$	199
Series G, 5.20% Non-Cumulative First Preferred Shares	**12,000,000**		**300**	12,000,000		300	12,000,000		300
Series H, 4.85% Non-Cumulative First Preferred Shares	**12,000,000**		**300**	12,000,000		300	-		-
	31,957,001	**$**	**799**	31,957,001	$	799	19,957,001	$	499
Common shares:									
Balance, beginning of year	**890,689,076**	**$**	**4,660**	890,592,348	$	4,651	890,592,348	$	4,651
Purchased and cancelled under Normal Course Issuer Bid	**(504,000)**		**(4)**	(2,012,600)		(11)	(476,000)		(2)
Issued under Stock Option Plan	**1,154,095**		**12**	2,109,328		20	1,102,790		10
Balance, end of period	**891,339,171**	**$**	**4,668**	890,689,076	$	4,660	891,219,138	$	4,659

10. Stock Based Compensation

No options were granted under the Company's stock option plan for the three months ended March 31, 2006 (100,000 options were granted during the first quarter of 2005). The weighted-average fair value of options granted during the three months ended March 31, 2005 were $6.68 per option. Compensation expense of $2 after tax has been recognized in the Summary of Consolidated Operations for the three months ended March 31, 2006 ($2 after tax for the three months ended March 31, 2005).

11. Pension Plans and Other Post Retirement Benefits

The total benefit costs included in operating expenses are as follows:

	For the three months ended March 31	
	2006	2005
Pension benefits	**$ 19**	$ 18
Other benefits	**7**	10
Total	**$ 26**	$ 28

12. Earnings Per Common Share

	For the three months ended March 31,	
	2006	2005
a) Earnings		
Net income - common shareholders	**$ 446**	$ 419
b) Number of common shares		
Average number of common shares outstanding	**890,681,974**	890,865,663
Add:		
-Potential exercise of outstanding stock options	**7,060,652**	8,206,778
Average number of common shares outstanding - diluted basis	**897,742,626**	899,072,441
Earnings per common share		
Basic	**$ 0.501**	$ 0.471
Diluted	**$ 0.497**	$ 0.466

13. Segmented Information

Consolidated Operations

For the three months ended March 31, 2006

	Canada	United States	Europe	Lifeco Corporate	Total
Income:					
Premium income	$ 1,575	$ 692	$ 1,433	$ -	$ 3,700
Net investment income	684	335	304	-	1,323
Fee and other income	216	297	139	-	652
Total income	2,475	1,324	1,876	-	5,675
Benefits and expenses:					
Paid or credited to policyholders	1,528	838	1,635	-	4,001
Other	620	289	101	1	1,011
Amortization of finite life intangible assets	3	-	1	-	4
Restructuring costs	-	-	-	-	-
Net operating income before income taxes	324	197	139	(1)	659
Income taxes	82	61	24	2	169
Net income before non-controlling interests	242	136	115	(3)	490
Non-controlling interests	28	2	4	-	34
Net income - shareholders	214	134	111	(3)	456
Perpetual preferred share dividends	10	-	-	-	10
Net income - common shareholders	$ 204	$ 134	$ 111	$ (3)	$ 446

For the three months ended March 31, 2005

	Canada	United States	Europe	Lifeco Corporate	Total
Income:					
Premium income	$ 1,509	$ 1,204	$ 1,815	$ -	$ 4,528
Net investment income	684	371	240	(3)	1,292
Fee and other income	189	294	131	-	614
Total income	2,382	1,869	2,186	(3)	6,434
Benefits and expenses:					
Paid or credited to policyholders	1,519	1,356	1,941	-	4,816
Other	579	304	118	1	1,002
Amortization of finite life intangible assets	4	-	1	-	5
Restructuring costs	-	-	-	7	7
Net operating income before income taxes	280	209	126	(11)	604
Income taxes	61	64	23	1	149
Net income before non-controlling interests	219	145	103	(12)	455
Non-controlling interests	26	1	2	-	29
Net income - shareholders	193	144	101	(12)	426
Perpetual preferred share dividends	7	-	-	-	7
Net income - common shareholders	$ 186	$ 144	$ 101	$ (12)	$ 419

14. Subsequent Events

On March 30, 2006, the Company entered into an agreement with a syndicate of underwriters under which the underwriters have agreed to buy 12,000,000 4.50% Non-cumulative First Preferred Shares Series I from the Company for sale to the public at a price of $25 per Preferred Share, representing an aggregate issue amount of $300. The offering closed April 12, 2006.

On April 24, 2006, Crown Life Insurance Company (Crown Life) served notice, pursuant to the terms of the 1999 acquisition of the majority of the insurance operations of Crown Life by Canada Life, commencing a process under which Canada Life may be required to acquire the common shares of Crown Life. This transaction is not expected to have a material impact on the financial position of the Company.

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IGM FINANCIAL INC.

PART D

MANAGEMENT'S DISCUSSION AND ANALYSIS

Page D2

FINANCIAL STATEMENTS AND NOTES

Page D17

MARCH 31, 2006

Please note that the bottom of each page in Part D contains two different page numbers. A page number with the prefix "D" refers to the number of such page in this document and the page number without any prefix refers to the number of such page in the original document issued by IGM Financial Inc.

The attached documents concerning IGM Financial Inc. are documents prepared and publicly disclosed by such subsidiary. Certain statements in the attached documents, other than statements of historical fact, are forward-looking statements based on certain assumptions and the current expectations of the subsidiary as set forth therein. The reader is cautioned to consider these statements carefully and not to put undue reliance on forward-looking statements. For further information provided by the subsidiary as to the material factors that could cause actual results to differ materially from a conclusion, forecast or projection in the forward-looking information and the material factors and assumptions that were applied in drawing a conclusion or making a forecast or projection set out in the forward-looking information, please see the attached documents, including the section entitled Forward-Looking Information.

Management's Discussion and Analysis

The Management's Discussion and Analysis (MD&A) presents management's view of the operations and financial condition of IGM Financial Inc. (IGM Financial or the Company) as at and for the three months ended March 31, 2006, compared with the same period in 2005, and should be read in conjunction with the 2005 IGM Financial Inc. Annual Report filed on www.sedar.com. Commentary in the MD&A as at and for the three months ended March 31, 2006 is as of May 4, 2006.

FORWARD-LOOKING INFORMATION

This report may contain forward-looking statements about IGM Financial, including its business operations, strategy and expected financial performance and condition. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, or include words such as "expects", "anticipates", "intends", "plans", "believes", "estimates" or negative versions thereof and similar expressions. In addition, any statement that may be made concerning future financial performance (including revenues, earnings or growth rates), ongoing business strategies or prospects, and possible future Company action, is also a forward-looking statement. Forward-looking statements are based on current expectations and projections about future events and are inherently subject to, among other things, risks, uncertainties and assumptions about the Company, economic factors and the financial services industry generally. They are not guarantees of future performance, and actual events and results could differ materially from those expressed or implied by forward-looking statements made by the Company due to, but not limited to, important factors such as general economic, political and market factors in North America and internationally, interest and foreign exchange rates, global equity and capital markets, business competition, technological change, changes in government regulations, changes in tax laws, unexpected judicial or regulatory proceedings, catastrophic events, and the Company's ability to complete strategic transactions and integrate acquisitions. The reader is cautioned that the foregoing list of important factors is not exhaustive. The reader is also cautioned to consider these and other factors carefully and not place undue reliance on forward-looking statements. Other than as specifically required by applicable law, the Company has no specific intention to update any forward-looking statements whether as a result of new information, future events or otherwise.

IGM Financial Inc.

Summary of Consolidated Operating Results

Net income for the three months ended March 31, 2006 was $185.3 million compared to $160.7 million in 2005. Diluted earnings per share were 69 cents compared with 60 cents in 2005, an increase of 15.0%.

Shareholders' equity was $3.53 billion as at March 31, 2006, up from $3.45 billion at December 31, 2005. Return on average common equity was 20.5% for the three month period ended March 31, 2006 compared to 19.4% in 2005. The quarterly dividend per common share of 37.0 cents in the first quarter represented an increase of 2.5 cents or 7.2% from 34.5 cents in the fourth quarter of 2005.

NON-GAAP FINANCIAL MEASURES

Earnings before interest and taxes (EBIT) and earnings before interest, taxes, depreciation and amortization (EBITDA) are non-GAAP financial measures. EBIT and EBITDA are alternative measures of performance utilized by management, investors and investment analysts to evaluate and analyze the Company's results. EBITDA is discussed further in the Consolidated Liquidity section later in this MD&A. These non-GAAP financial measures do not have standard meanings and are not directly

TABLE 1: RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

Three months ended March 31 (*$ millions*)	2006	2005
EBITDA – Non-GAAP Measure	**$ 376.1**	$ 327.2
Commission amortization	**(72.1)**	(62.6)
Amortization of capital assets and intangible assets	**(5.4)**	(5.7)
Interest expense on long-term debt and dividends on preferred shares	**(26.0)**	(26.6)
Income before income taxes and non-controlling interest	**272.6**	232.3
Income taxes	**(86.9)**	(71.1)
Non-controlling interest	**(0.4)**	(0.5)
Net income – GAAP	**$ 185.3**	$ 160.7

comparable to any GAAP measure or to similar measures used by other companies.

The reconciliation of non-GAAP results to reported results in accordance with GAAP related to EBITDA is provided in Table 1. The reconciliation of non-GAAP results to reported results in accordance with GAAP related to EBIT is provided in Table 2.

REPORTABLE SEGMENTS

IGM Financial's reportable segments, which reflect the current organizational structure, are:

- Investors Group
- Mackenzie
- Corporate and Other.

TABLE 2: CONSOLIDATED OPERATING RESULTS BY SEGMENT

Three months ended March 31 (*$ millions*)	INVESTORS GROUP		MACKENZIE		CORPORATE & OTHER		TOTAL	
	2006	2005	2006	2005	2006	2005	2006	2005
Fee income	**$ 326.4**	$ 284.5	**$ 234.5**	$ 211.4	**$ 28.2**	$ 27.6	**$ 589.1**	$ 523.5
Net investment income and other	**43.7**	36.4	**5.6**	4.2	**7.9**	9.0	**57.2**	49.6
	370.1	320.9	**240.1**	215.6	**36.1**	36.6	**646.3**	573.1
Operating expenses								
Commissions	**93.6**	75.8	**91.5**	82.7	**17.3**	17.1	**202.4**	175.6
Non-commission	**71.1**	67.0	**70.6**	67.9	**7.7**	7.9	**149.4**	142.8
	164.7	142.8	**162.1**	150.6	**25.0**	25.0	**351.8**	318.4
Earnings before interest and taxes	**$ 205.4**	$ 178.1	**$ 78.0**	$ 65.0	**$ 11.1**	$ 11.6	**294.5**	254.7
Interest expense							**21.9**	22.4
Income before income taxes and non-controlling interest							**272.6**	232.3
Income taxes							**86.9**	71.1
Income before non-controlling interest							**185.7**	161.2
Non-controlling interest							**0.4**	0.5
Net income							**$ 185.3**	$ 160.7

IGM FINANCIAL INC.

Management measures and evaluates the performance of these segments based on EBIT as shown in Table 2.

Discussion of Investors Group and Mackenzie Segment Operating Results is contained in their respective sections of this MD&A.

Earnings before interest and taxes for Corporate and Other, the segment which includes operating results for Investment Planning Counsel, net investment income earned on unallocated investments and other income as well as inter-segment eliminations, were $11.1 million for the three months ended March 31, 2006 compared to $11.6 million in 2005. Earnings before interest and taxes related to Investment Planning Counsel were at 2005 levels. Net investment income on unallocated investments increased by $3.1 million in 2006 compared with 2005. However, 2005 net investment income and other included $4.2 million of earnings related to the elimination of certain provisions established as a result of previous acquisitions.

Certain items reflected in Table 2 are not allocated to segments:

- *Interest expense* – Represents both the interest cost on the remaining debt issued pursuant to the Mackenzie acquisition and dividends paid on the outstanding preferred shares. Interest expense on long-term debt issued in relation to the Mackenzie acquisition totalled $16.7 million for the three month period ended March 31, 2006 compared with $17.2 million in 2005. Interest expense in 2005 included interest on the $25.0 million note payable to Power Financial Corporation which matured on January 16, 2006. Dividends paid on preferred shares were $5.2 million for the three month period in both 2006 and 2005.
- *Income taxes* – The effective income tax rate was 31.9% for the three month period ended March 31, 2006, compared with 30.6% in 2005 as shown in Table 3.

The increase in the effective tax rate for the three month period relates primarily to a reduction in the favourable tax experience recognized in 2006 year to date compared with 2005, which is reflected in the Other items line in Table 3. Our continuous tax planning may allow the Company to record lower income taxes in the current period and, as well, income taxes recorded in prior periods may be adjusted in the current period to reflect management's best estimates of the overall adequacy of its provisions at that time. Any related tax benefits or changes in management's best estimates are reflected in Other items, which also includes, but is not limited to, the effect of lower effective tax rates on income not subject to tax in Canada. Management monitors the status of its income tax filings, and regularly assesses the overall adequacy of its provision for income taxes.

TABLE 3: EFFECTIVE INCOME TAX RATE

Three months ended March 31	2006	2005
Income taxes at Canadian federal and provincial statutory rates	**35.78%**	35.96%
Effect of:		
Dividend income	**(0.17)**	(0.20)
Net capital gains and losses	**(1.06)**	(0.81)
Share of earnings of affiliate	**(2.58)**	(2.74)
Preferred dividends paid	**0.70**	0.82
Other items	**(0.79)**	(2.40)
Effective income tax rate	**31.88%**	30.63%

Investors Group

Assets Under Management

The level of assets under management is influenced by three factors: sales, redemptions and investment returns. The changes in assets under management in 2006 compared with 2005 are reflected in Table 4.

For the three months ended March 31, 2006, sales of Investors Group mutual funds through its Consultant network were $2.0 billion, an increase of 20.8% from 2005. Mutual fund redemptions totalled $1.3 billion for the same period, an increase of 4.4% from 2005. Investors Group's twelve month trailing redemption rate for long-term funds decreased to 8.5% at March 31, 2006 from 9.1% at March 31, 2005 and remains below the redemption rate of 15.9% for all other members of the Investment Funds Institute of Canada (IFIC). Net sales of Investors Group mutual funds were $718 million in 2006 compared with net sales of $428 million in 2005.

Sales of long-term funds were $1.8 billion for the three months ended March 31, 2006, compared with $1.4 billion in 2005, an increase of 22.7%. Net sales of long-term funds were $621 million compared to net sales of $368 million in 2005.

At March 31, 2006, 28% of Investors Masterseries™ mutual funds had four or five star ratings from the Morningstar† fund ranking service and 59% had a rating of three stars or better, compared to 34% and 64% respectively at December 31, 2005. This compared to the Morningstar† universe of 32% for four and five star funds and 70% for three stars or better at March 31, 2006. Morningstar Ratings† are an objective, quantitative measure of a fund's three, five and ten year risk-adjusted performance relative to comparable funds. Performance results for both periods were impacted by a disproportionate number of Investors Masterseries funds represented in the Morningstar† calculations with only a 3-year performance measure due to the introduction of a large number of new funds over the last 5 years.

Investors Group's mutual fund assets under management were $53.8 billion at March 31, 2006, an increase of $8.3 billion or 18.3% from March 31, 2005. The twelve month increase in assets from March 31, 2005 reflects net market appreciation of $7.2 billion and net sales of mutual funds totalling $1.1 billion. Mutual fund assets under management increased by $3.1 billion or 6.2% during the three month period ended March 31, 2006. The increase in assets resulted from net market appreciation and net sales as shown in Table 4.

TABLE 4: CHANGE IN MUTUAL FUND ASSETS UNDER MANAGEMENT – INVESTORS GROUP

Three months ended March 31 *($ millions)*	2006	2005	CHANGE
Sales	**$ 1,995.4**	$ 1,652.3	20.8%
Redemptions	**1,277.4**	1,224.0	4.4
Net sales	**718.0**	428.3	67.6
Market and income	**2,427.4**	570.0	325.9
Net change in assets	**3,145.4**	998.3	215.1
Beginning assets	**50,701.0**	44,509.8	13.9
Ending assets	**$ 53,846.4**	$ 45,508.1	18.3%
Consists of:			
Investors Masterseries™ funds	**$ 46,226.6**	$ 39,283.5	17.7%
IG Mackenzie partner funds	**2,290.8**	1,858.4	23.3
Partner funds	**4,807.0**	3,923.2	22.5
*i*Profile™ funds	**522.0**	443.0	17.8
	$ 53,846.4	$ 45,508.1	18.3%
Average daily assets	**$ 52,308.0**	$ 45,098.1	16.0%

IGM FINANCIAL INC.

Other Products and Services

INSURANCE

Investors Group distributes insurance products through I.G. Insurance Services Inc. For the three months ended March 31, 2006, sales of insurance products as measured by annualized premiums were $8.9 million, an increase of 16.0% or $1.2 million from 2005. Total face amount of insurance in force at March 31, 2006 was $37.7 billion, an increase of $1.3 billion from March 31, 2005.

SECURITIES OPERATIONS

Investors Group provides securities services to clients through Investors Group Securities Inc. At March 31, 2006, assets under administration in Investors Group Securities Inc. were $1.3 billion.

MORTGAGE OPERATIONS

Investors Group Consultants play an integral role in sourcing residential mortgages through client referrals to Investors Group mortgage planning specialists. Through its mortgage banking operations, mortgages are sold to Investors Mortgage Fund, Investors Group's intermediary operations, as well as to third parties and to mortgage conduits. Investors Group is responsible for the ongoing servicing of these mortgages. At March 31, 2006, Investors Group serviced $5.6 billion in mortgages, as compared to $5.4 billion in 2005.

SOLUTIONS BANKING'

Investors Group provides banking services to its clients through Solutions Banking. The offering consists of a wide range of products and services provided by the National Bank of Canada under a long-term distribution agreement and includes: investment loans, lines of credit, personal loans, creditor insurance, deposit accounts and credit cards.

ADDITIONAL PRODUCTS AND SERVICES

Investors Group also offers its clients eight segregated funds distributed solely by Investors Group Consultants. These segregated funds are underwritten by The Great-West Life Assurance Company, with investment components managed by Investors Group.

Guaranteed investment certificates are offered by Investors Group Trust Co. Ltd. and a number of other financial institutions.

Consultant Network

Investors Group is focused on growing its distribution network by attracting and training new Consultants as well as retaining existing Consultants. This is discussed more fully in the Investors Group Review of the Business contained in the 2005 IGM Financial Inc. Annual Report. As at March 31, 2006, the number of Consultants totalled 3,676 compared to 3,668 at December 31, 2005 and 3,503 one year ago. The number of Consultants with more than four years experience was 2,121 compared to 2,100 at December 31, 2005 and 2,052 one year ago. The Consultant network has grown in each of the last seven consecutive quarters.

Segment Operating Results

Investors Group's earnings from operations before interest and taxes for the three month period ended March 31, 2006 compared with 2005 are presented in Table 5.

FEE AND NET INVESTMENT INCOME

For the three months ended March 31, 2006, management fee income increased by $35.1 million to $252.4 million, reflecting the increase of 16.0% in average daily mutual fund assets during the quarter compared with 2005. Management fee income represents 196 basis points of average mutual fund assets in 2006 compared to 195 basis points in 2005.

Investors Group receives administration fees for providing administrative services to its mutual funds through certain of its subsidiaries and trusteeship services to its mutual funds through Investors Group Trust Co. Ltd. Administration fees totalled $45.2 million for the three months ended March 31, 2006, up from $42.8 million in 2005. Increases in trustee fees and other service fees in the three month period resulted from growth in average mutual fund assets in 2006 compared to 2005. These increases were offset in part by a decrease of $1.6 million in fees charged to the mutual funds for administrative services.

Distribution fees are earned from:

- Redemption fees on mutual funds sold with a back-end load feature.
- Distribution of insurance products through I.G. Insurance Services Inc.
- Securities services provided through Investors Group Securities Inc.
- Banking services provided through Solutions Banking†, an arrangement with the National Bank of Canada.

Distribution fee income of $28.8 million for the three months ended March 31, 2006 increased by $4.4 million or 18.0% from $24.4 million in 2005. Distribution fee revenue from insurance, securities and banking operations totalled $16.0 million for the three months, an increase of $2.2 million over the comparable period in 2005. Redemption fee income of $9.2 million for the three month period increased by $1.4 million due to both higher redemptions subject to deferred sales charges in 2006 compared to 2005 and a higher amount of assets subject to the industry standard deferred sales charge schedule which Investors Group introduced in 2003.

TABLE 5: OPERATING RESULTS – INVESTORS GROUP

Three months ended March 31 *($ millions)*	**2006**	2005	CHANGE
Fee and net investment income			
Management	**$ 252.4**	$ 217.3	16.2%
Administration	**45.2**	42.8	5.6
Distribution	**28.8**	24.4	18.0
Net investment income and other	**43.7**	36.4	20.1
	370.1	320.9	15.3
Operating expenses			
Commissions	**44.0**	33.3	32.1
Asset retention bonus and premium	**49.6**	42.5	16.7
Non-commission	**71.1**	67.0	6.1
	164.7	142.8	15.3
Earnings before interest and taxes	**$ 205.4**	$ 178.1	15.3%

IGM FINANCIAL INC.

Net investment income represents the difference between investment income and interest expense. Interest expense includes interest on deposit liabilities, certificates and debt incurred to finance its investment in Great-West Lifeco Inc. (GWL). Net investment income and other totalled $43.7 million for the three months ended March 31, 2006 compared to $36.4 million in 2005. Increases in gains on the sale of securities, Investors Group's share of GWL's earnings, and revenues related to mortgage banking activities were offset in part by a decrease in other income. Other income in 2005 included a reduction of $2.5 million in provisions previously established for the exit of certain activities which were no longer required.

OPERATING EXPENSES

Investors Group incurs commission expense in connection with the distribution of its financial services and products, particularly its mutual funds. Commissions are paid on the sale of these products and will fluctuate with the level of sales. Commission expense for the three months ended March 31, 2006 increased by $10.7 million to $44.0 million compared with $33.3 million in 2005.

The increase in commission expense was due to:

- Increase in amortization of commissions totalling $7.4 million in 2006 related to prior years' sales. This increase reflects the impact from the change in estimate, effective April 1, 2001, which increased the term of amortization on mutual fund sales commissions to 72 months.
- Increase in amortization of commissions of $0.3 million related to higher commission payments in 2006 compared with 2005. The increase in commission payments results from higher mutual fund sales.
- Increase of $3.0 million in other compensation related to mutual fund operations, insurance, mortgage and banking products due to higher sales.

The asset retention bonus (ARB) and premium (ARP) expenses, which are based on the level of assets under management, are comprised of the following:

- ARB which is paid monthly and is based on the value of assets under management. ARB expense increased by $5.5 million to $42.6 million for the three month period primarily as a result of the increase in assets under management.
- ARP which is a deferred component of compensation designed to promote Consultant retention. The ARP, which is related to assets under management at each year-end, increased by $1.6 million in 2006 to $7.0 million.

Non-commission expenses totalled $71.1 million for the three months ended March 31, 2006 compared with $67.0 million in 2005, an increase of $4.1 million or 6.1%. Increases in expenses were primarily due to:

- Increases in Consultant Network support costs as a result of increased activity levels.
- Increases in sub-advisory fees as a result of the increase in sub-advised assets under management.

As well, non-commission expenses for the three months ended March 31, 2005 also included a reduction in expenses of $1.7 million arising from a change in estimate related to credit losses on Consultant financing programs.

Mackenzie

Assets Under Management

Mackenzie's mutual fund assets under management were $44.0 billion at March 31, 2006, an increase of $5.8 billion or 15.1% from $38.2 billion as at March 31, 2005. Mackenzie's total assets under management at March 31, 2006 were $53.7 billion, an increase of $9.1 billion or 20.4% from $44.6 billion at March 31, 2005. The changes in assets under management are summarized in Table 6.

In the three month period ended March 31, 2006, gross sales of Mackenzie's mutual funds were $2.8 billion, an increase of 25.2% from $2.3 billion in the comparative period last year. Redemptions of mutual funds in the current period were $2.2 billion as compared to redemptions of $1.9 billion in the three month period ended March 31, 2005, an increase of 15.9%. Net sales of mutual funds for the three month period ended March 31, 2006 were $612 million, as compared to net sales of $346 million in the comparative period last year, an increase of 77%. Net sales of long-term funds were $591 million in the current period, as compared to net sales of long-term funds of $368 million in the comparative period last year, an increase of 61%.

As at March 31, 2006, Mackenzie's twelve month trailing redemption rate for long-term funds was 15.1% as compared to 14.3% last year. One of the factors contributing to this increase is the higher proportion of Mackenzie's mutual fund units which are no longer subject to a redemption fee. The twelve month trailing redemption rate for long-term funds for all other members of IFIC declined to 15.2% at March 31, 2006 from 15.4% last year.

During the three month period ended March 31, 2006, investment returns generated for Mackenzie unitholders resulted in mutual fund assets increasing by $1.8 billion as compared to an increase of $0.5 billion in the comparative period last year.

At March 31, 2006, 31.4% of Mackenzie's mutual fund assets measured by the Morningstar† fund ranking service had four or five star ratings and 76.0% had a rating of three stars or better. This compares to 69.7% and 88.3% respectively at March 31, 2005, and to the Morningstar† universe of 49.2% for four and five star and 84.0% for three stars or better as at March 31, 2006.

TABLE 6: CHANGES IN ASSETS UNDER MANAGEMENT – MACKENZIE

Three months ended March 31 *($ millions)*	2006	2005	CHANGE
Mutual Funds			
Sales	**$ 2,849.4**	$ 2,276.6	25.2%
Redemptions	**2,237.5**	1,931.0	15.9
Net sales	**611.9**	345.6	77.1
Market and income	**1,762.6**	545.1	223.4
Net change in assets	**2,374.5**	890.7	166.6
Beginning assets	**41,592.0**	37,298.2	11.5
Ending assets	**43,966.5**	38,188.9	15.1
Institutional Accounts			
Related parties and Investors Group	**4,322.6**	3,651.6	18.4
Other	**5,216.2**	2,578.0	102.3
	9,538.8	6,229.6	53.1
Structured Products	**159.9**	167.0	(4.3)
Total	**$ 53,665.2**	$ 44,585.5	20.4%
Average daily mutual fund assets	**$ 42,661.3**	$ 37,884.6	12.6%

Mackenzie also provides investment management services to institutional accounts. The assets in these accounts as at March 31, 2006 were $9.5 billion, a 53.1% increase from $6.2 billion last year. As well, Mackenzie's structured products totalled $160 million as at March 31, 2006, a decrease of $7.1 million as compared to March 31, 2005.

Segment Operating Results

Mackenzie's earnings from operations before interest and taxes for the three month period ended March 31, 2006 compared with 2005 are presented in Table 7.

FEE AND NET INVESTMENT INCOME

The majority of Mackenzie's revenues are earned from the management services it provides as fund manager to the Mackenzie mutual funds. In addition to Mackenzie's retail priced mutual funds, it also offers various series of these funds with lower management fees that are designed for fee-based programs, large accounts and third party investment programs offered by banks, insurance companies and investment dealers. In return for lower management fees, depending on the specific series of the mutual fund, Mackenzie does not pay trailing commissions or selling commissions on these series in the funds. As at March 31, 2006, there were $5.5 billion of mutual fund assets in these series of the funds, as compared to $3.6 billion as at March 31, 2005.

Management fees were $190.4 million for the three month period ended March 31, 2006, an increase of $24.4 million or 14.7% from $166.0 million in the comparative period last year. The increase in management fees was attributed to a 12.6% increase in Mackenzie's average mutual fund assets under management from $37.9 billion as at March 31, 2005 to $42.7 billion in the current period and the growth in its institutional accounts.

Administration fees were $34.7 million for the three month period ended March 31, 2006, a decrease of $0.9 million from $35.6 million in the comparative period last year. Administration fees include the following main components:

TABLE 7: OPERATING RESULTS – MACKENZIE

Three months ended March 31 *($ millions)*	2006	2005	CHANGE
Fee and net investment income			
Management	**$ 190.4**	$ 166.0	14.7%
Administration	**34.7**	35.6	(2.5)
Distribution	**9.4**	9.8	(4.1)
Net investment income and other	**5.6**	4.2	33.3
	240.1	215.6	11.4
Operating expenses			
Commissions	**40.5**	38.0	6.6
Trailing commissions	**51.0**	44.7	14.1
Non-commission	**70.6**	67.9	4.0
	162.1	150.6	7.6
Earnings before interest and taxes	**$ 78.0**	$ 65.0	20.0%

- Operating expenses recovered from Mackenzie mutual funds and structured products.
- Asset allocation fees.
- Trustee and other administration fees generated from the MRS Group account administration business.

The decrease in administration fees is primarily attributed to a decline in RSP clone fund counter party revenue earned by M.R.S. Trust Company, a result of the elimination of the foreign property rules applicable to registered plans in July 2005.

Mackenzie earns distribution fee income upon redemption of mutual fund units sold on a deferred sales charge basis. Fees charged range from 5.5% in the first year and decrease to zero after seven years. Distribution fee income in the three month period ended March 31, 2006 was $9.4 million, a decrease of $0.4 million from $9.8 million in the comparative period last year. This decrease was due to a period over period decline in the absolute level of redemptions of units that are subject to a redemption fee.

The most significant component of net investment income and other is the net interest margin from M.R.S. Trust Company's lending and deposit operations. Net investment income in the current period was $5.6 million, an increase of $1.4 million as compared to $4.2 million in the three month period ended March 31, 2005. This increase is due to changes in M.R.S. Trust Company's loan portfolio and rising interest rates.

OPERATING EXPENSES

Mackenzie's operating expenses were $162.1 million for the three month period ended March 31, 2006, an increase of $11.5 million or 7.6% from $150.6 million in the comparative period last year.

Mackenzie pays selling commissions to the dealers that sell its mutual funds on a deferred sales charge basis. Commission expense, which represents the amortization of deferred selling commissions, was $40.5 million in the three month period ended March 31, 2006 as compared to $38.0 million in the comparative period last year. Mackenzie amortizes deferred selling commissions over a maximum period of seven years from the date of original purchase of the applicable units.

Trailing commissions are paid to dealers to compensate them for providing ongoing support to investors in Mackenzie's mutual funds. Trailing commissions are calculated as a percentage of assets under management and vary depending on the fund type and whether the fund was purchased on a front-end basis or on a deferred sales charge basis. Trailing commissions are generally not paid on non-retail series of mutual funds and institutional assets.

Trailing commissions paid to dealers were $51.0 million in the current period, an increase of $6.3 million or 14.1% from $44.7 million in the comparative period last year. The increase in trailing commissions is due to the year over year growth in average mutual fund assets under management and the increase in the average trailing commission rate. Trailing commissions as a percentage of average mutual fund assets under management increased to 0.478% in the current period as compared to 0.472% last year. The increase in the average trailing commission rate is attributed to an increase in the proportion of Mackenzie's mutual fund assets that were purchased on a front-end basis as opposed to a deferred sales charge basis.

Non-commission expenses increased $2.7 million or 4.0% to $70.6 million in the current period from $67.9 million in the comparative period last year. A component of the non-commission expenses incurred by Mackenzie is related to the administration of its mutual funds. These expenses, which are recovered from Mackenzie's mutual funds, were $1.1 million higher in the current period than in the corresponding period last year. The remaining non-commission expenses relate to costs incurred by Mackenzie in the marketing and management of its mutual funds and in its account administration and trust company businesses. In the current period Mackenzie incurred higher external subadvisory expenses as a result of an increase in its mutual fund assets as compared to the corresponding period last year.

IGM Financial Inc.

Consolidated Financial Position

IGM Financial's on-balance sheet assets totalled $6.83 billion at March 31, 2006 compared to $6.81 billion at December 31, 2005.

The Company's securities holdings were $155.4 million at March 31, 2006, a decrease of $22.6 million or 12.7% from December 31, 2005. The fair value of the Company's portfolio exceeded cost by $136.5 million at March 31, 2006 compared with $123.7 million at December 31, 2005.

Loans, including mortgages and personal loans, increased by $171.7 million to $684.7 million at March 31, 2006 and represent 10.0% of total assets, compared to 7.5% at December 31, 2005. Residential mortgage loans related to the Company's mortgage banking operations increased $156.4 million. These residential mortgage loans are funded primarily by sales to third parties on a fully serviced basis and by the Investors Mortgage Fund. In the Company's intermediary operations, personal loans increased by $32.4 million while residential mortgage loans decreased by $17.1 million.

Consolidated Liquidity and Capital Resources

LIQUIDITY

IGM Financial's operating liquidity is required for:

- Financing ongoing operations, including the funding of selling commissions.
- Temporarily financing mortgages in its mortgage banking facility.
- Meeting regular interest and dividend obligations related to long-term debt and preferred shares.
- Payment of quarterly dividends on its outstanding common shares.
- Maintaining liquidity requirements for regulated entities.
- Financing common share repurchases related to the Company's normal course issuer bid.

IGM Financial continues to generate significant cash flows from its operations. Earnings before interest, taxes, depreciation and amortization (EBITDA) totalled $376.1 million for the three months ended March 31, 2006 compared to $327.2 million in 2005, and represents an increase of 14.9%.

In addition to IGM Financial's current balance of cash and cash equivalents in excess of the operating liquidity requirements described above, other potential sources of liquidity include the Company's portfolio of securities and lines of credit. The Company maintains operating lines of credit totalling $210 million with various Schedule A Canadian chartered banks, of which $50 million represented committed lines of credit.

IGM Financial's demonstrated ability to raise funds in domestic debt and equity markets is also a source of liquidity.

Cash Flows

Table 8 – Cash Flows is a summary of the Consolidated Statements of Cash Flows which forms part of the interim Consolidated Financial Statements for the three month period ended March 31, 2006.

Operating activities, before payment of commissions, generated $165.3 million during the three month period ended March 31, 2006 as compared to $156.9 million in 2005. Cash commissions paid of $121.4 million in 2006 increased from $112.9 million in 2005 and reflect the increase in mutual fund sales over 2005 levels.

Financing activities during the quarter ended March 31, 2006 compared to the same period in 2005 related primarily to:

- A net increase of $15.6 million in deposits and certificates in 2006 compared to $30.0 million in 2005.

- The repayment on maturity of the $25.0 million note payable to Power Financial Corporation.
- Proceeds received on the issuance of common shares under the Company's stock option program of $5.6 million in 2006 compared with $2.6 million in 2005.
- The payment of regular common share dividends which increased to $91.3 million in 2006 from $79.4 million in 2005 as a result of increases in the Company's common share dividends.
- The purchase of 150,000 common shares in 2006 under IGM Financial's normal course issuer bid at a cost of $7.5 million. In 2005, 114,700 shares were purchased at a cost of $4.3 million.

Investing activities during the quarter ended March 31, 2006 compared to the same period in 2005 related primarily to:

- Securities purchases of $10.4 million and securities sales with proceeds of $52.9 million in 2006 compared with $0.3 million and $29.4 million respectively in 2005.
- Increases in residential mortgages related to the Company's mortgage banking operations and personal loans related to the Company's intermediary operations of $254.1 million compared to an increase of $133.6 million in 2005, offset by securitizations of $85.6 million in 2006 compared to $48.7 million in 2005.

Contractual Obligations

Changes in the contractual obligations of the Company from those reported at December 31, 2005 relate to the repayment at maturity of a note payable of $25.0 million to Power Financial Corporation.

Liquidity Requirements

Liquidity requirements for M.R.S. Trust Company and Investors Group Trust Co. Ltd., which engage in financial intermediary activities, are based on investment policies approved by the investment committees of their respective Boards of Directors. As at March 31, 2006, liquidity for both companies was in compliance with these policies.

Off-Balance Sheet Arrangements

- *Securitizations* – There were no changes to the Company's liquidity management practices related to securitizations during the three month period ended March 31, 2006. During the three months ended March 31, 2006, the Company entered into securitization transactions through its mortgage banking operation with proceeds of $85.6 million compared with $48.7 million in 2005 as discussed in Note 2 to the interim Consolidated Financial Statements. Securitized loans serviced at March 31, 2006 totalled $603.8 million compared with $592.7 million in 2005. The fair value of the Company's retained interest was $12.5 million at March 31, 2006 and $17.1 million in 2005.

TABLE 8: CASH FLOWS

Three months ended March 31 (*$ millions*)	2006	2005	CHANGE
Operating activities			
Before payment of commissions	**$ 165.3**	$ 156.9	5.4%
Commissions paid	**(121.4)**	(112.9)	(7.5)
Net of commissions paid	**43.9**	44.0	(0.2)
Financing activities	**(102.5)**	(52.8)	(94.1)
Investing activities	**(129.3)**	(58.2)	(122.2)
Decrease in cash and cash equivalents	**(187.9)**	(67.0)	(180.4)
Cash and cash equivalents, beginning of period	**1,068.1**	865.0	23.5
Cash and cash equivalents, end of period	**$ 880.2**	$ 798.0	10.3%

- *Derivative Contracts* – There have been no changes in the Company's policies and procedures with respect to the use of derivative instruments during the quarter ended March 31, 2006. In addition, there has not been a significant change during the first quarter of 2006 in either the notional amount outstanding or in the exposure to credit risk, which is limited to the current fair value of those instruments which are in a gain position.

CAPITAL RESOURCES

Shareholders' equity increased to $3.53 billion as at March 31, 2006 from $3.45 billion at December 31, 2005. Changes in common share capital are reflected in Note 3 to the interim Consolidated Financial Statements. Long-term debt declined by $25.0 million to $1.20 billion as a result of the repayment of the note payable to Power Financial Corporation. Preferred shares of $360 million remained at year end 2005 levels.

To achieve its strategic objectives, the Company requires a strong capital base. The Company's capital management objective is to preserve the quality of its financial position by establishing and maintaining a solid capital base and a strong balance sheet.

In the first quarter of 2006, the Dominion Bond Rating Service (DBRS) reviewed their ratings of IGM Financial's senior debt and liabilities. The rating on the Company's senior debt and liabilities was upgraded to A (high) with a stable outlook by DBRS, reflecting the continuing quality of the Company's balance sheet and the strength of its operations. The S&P rating is currently "A" with a stable outlook.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

Changes in both the carrying values and fair values of financial instruments did not have a significant impact on the financial condition of the Company for the quarter ended March 31, 2006. In addition, there were no significant changes in the risks related to these financial instruments and in the policies and procedures designed to manage these risks during the period.

TABLE 9: FINANCIAL INSTRUMENTS – CARRYING VALUE

($ millions)	MARCH 31 2006	DECEMBER 31 2005
Assets		
Cash and cash equivalents	**$ 880.2**	$ 1,068.1
Securities	**155.4**	178.0
Loans	**684.7**	513.0
Account and other receivables	**168.4**	161.2
	$ 1,888.7	$ 1,920.3
Liabilities		
Deposits and certificates	**$ 708.4**	$ 692.8
Other financial liabilities	**446.6**	480.9
Long-term debt	**1,200.0**	1,225.0
Preferred shares	**360.0**	360.0
	$ 2,715.0	$ 2,758.7

Outlook

MUTUAL FUND INDUSTRY ASSETS

At March 31, 2006, mutual fund industry assets in Canada were $608.6 billion, an increase of 6.8% relative to December 31, 2005. This $38.7 billion increase in industry assets reflected net sales of $10.1 billion, an estimated $27.3 billion in investment returns generated during the quarter, and $1.3 billion in mutual fund assets not previously reported through IFIC.

OTHER RISK FACTORS

Contingencies

Investors Group and Mackenzie are subject to legal actions, including class actions, arising in the normal course of their business. Three class actions related to alleged market timing trading activity in mutual funds of the companies have been commenced. Investors Group entered into settlement agreements in 2004 with a number of its securities regulators in respect of such market timing trading activity. Although it is difficult to predict the outcome of such legal actions, based on current knowledge and consultation with legal counsel, management does not expect the outcome of any of these matters, individually or in aggregate, to have a material adverse effect on the Company's consolidated financial position.

Market Risk

Risks related to performance of the equity markets and changes in interest rates can have a significant impact on the level and mix of mutual fund assets under management and sales. In addition, these factors can result in increased redemptions of mutual funds.

REDEMPTION RATES

Redemption rates for long-term funds are summarized in Table 10.

IGM Financial provides Consultants and independent financial advisors with a high level of service and support and a broad range of investment products – based on asset classes, countries or regions, and investment management styles. These are key advantages in maintaining strong client relationships and, as a result, the Company has been able to maintain redemption rates that are among the lowest in the industry. One of the contributing factors in the increase in Mackenzie's redemption rate at March 31, 2006 compared with 2005 is the increase in the proportion of Mackenzie's mutual fund units no longer subject to a redemption fee.

The mutual fund industry and financial advisors are committed to educating Canadian investors on the merits of financial planning, diversification and long-term investing. In periods of volatility our Consultants and independent financial advisors play a key role assisting investors to maintain perspective and focus on their long-term objectives.

Distribution Risk

- *Investors Group Consultant Network* – Investors Group derives all of its mutual fund sales through its Consultant network. Investors Group Consultants have regular direct contact with clients which can lead to a strong and personal client relationship based on the client's confidence in that individual Consultant. The market for financial advisors is extremely competitive. The loss of a significant number of key Consultants could lead to the loss

TABLE 10: TWELVE MONTH TRAILING REDEMPTION RATE FOR LONG-TERM FUNDS

As at March 31	2006	2005
IGM Financial Inc.		
Investors Group	**8.5%**	9.1%
Mackenzie	**15.1%**	14.3%
Counsel Group of Funds	**10.1%**	10.6%
Mutual Fund Industry, excluding IGM Financial Inc.[1]	**16.0%**	16.2%

(1) Excludes Investors Group, Mackenzie and Counsel Group of Funds.

IGM FINANCIAL INC.

of client accounts which could have an adverse effect on Investors Group's results of operations and business prospects. Investors Group is focused on growing its distribution network of Consultants as previously discussed in the Investors Group Review of the Business.

- *Mackenzie* – Mackenzie derives substantially all of its mutual fund sales through independent financial advisors. Mackenzie's ability to market its products is highly dependent on access to various distribution channels. These intermediaries generally offer their clients investment products in addition to, and in competition with Mackenzie. The inability to have such access could have a material adverse effect on Mackenzie's operating results and business prospects. However, Mackenzie's portfolio of financial products is recognized as one of the most innovative and complete in the industry. This, combined with strong performance, marketing, educational and service support, has made Mackenzie one of Canada's leading companies serving independent financial advisors.

Accounting Estimates and Policies

CHANGES IN ACCOUNTING POLICIES

There were no changes in accounting policies from those reported at December 31, 2005.

SUMMARY OF CRITICAL ACCOUNTING ESTIMATES

There were no changes to the Company's critical accounting estimates from those reported at December 31, 2005.

Other Information

RELATED PARTY TRANSACTIONS

There were no changes to the types of related party transactions from those reported at December 31, 2005. For further information on transactions involving related parties, see Notes 5 and 19 of the Consolidated Financial Statements in the 2005 IGM Financial Inc. Annual Report.

OUTSTANDING SHARE DATA

Outstanding shares of the Company as at March 31, 2006 of 264,639,489 are disclosed in Note 3 – Share Capital in the notes to the interim Consolidated Financial Statements. Outstanding shares of the Company as at May 4, 2006 totalled 264,664,839.

SEDAR

Additional information relating to IGM Financial Inc., including the Company's most recent financial statements and Annual Information Form, is available at www.sedar.com.

Interim Consolidated Financial Statements

IGM FINANCIAL INC.

Consolidated Statements of Income

(unaudited) *(in thousands of dollars, except shares and per share amounts)*	THREE MONTHS ENDED MARCH 31 2006	 2005
Fee and net investment income		
Management	**$ 452,307**	$ 390,650
Administration	**80,042**	79,485
Distribution	**56,767**	53,336
Net investment income and other	**57,205**	49,625
Total fee and net investment income	**646,321**	573,096
Operating expenses		
Commission expense	**202,409**	175,616
Non-commission expense	**149,431**	142,786
Interest expense	**21,941**	22,373
Total operating expenses	**373,781**	340,775
Income before income taxes and non-controlling interest	**272,540**	232,321
Income taxes	**86,889**	71,170
Income before non-controlling interest	**185,651**	161,151
Non-controlling interest	**398**	456
Net income	**$ 185,253**	$ 160,695
Average number of common shares *(in thousands) (Note 6)*		
– Basic	**264,647**	264,647
– Diluted	**267,266**	266,415
Earnings per share *(in dollars) (Note 6)*		
– Basic	**$ 0.70**	$ 0.61
– Diluted	**$ 0.69**	$ 0.60

(See accompanying notes to interim consolidated financial statements.)

Consolidated Statements of Retained Earnings

(unaudited) *(in thousands of dollars)*	THREE MONTHS ENDED MARCH 31 2006	 2005
Balance, beginning of period	**$ 1,954,391**	$ 1,668,006
Net income	**185,253**	160,695
Common dividends	**(97,963)**	(85,365)
Common share cancellation excess *(Note 3)*	**(6,611)**	(3,659)
Other	**(848)**	(5,148)
Balance, end of period	**$ 2,034,222**	$ 1,734,529

(See accompanying notes to interim consolidated financial statements.)

IGM FINANCIAL INC.

Consolidated Balance Sheets

(unaudited) *(in thousands of dollars)*	MARCH 31 2006	DECEMBER 31 2005
Assets		
Cash and cash equivalents	**$ 880,190**	$ 1,068,061
Securities	**155,364**	178,011
Loans	**684,667**	512,989
Investment in affiliate	**519,912**	509,721
Deferred selling commissions	**977,243**	927,958
Other assets	**341,937**	336,473
Intangible assets	**899,889**	900,180
Goodwill	**2,373,483**	2,373,483
	$ 6,832,685	$ 6,806,876
Liabilities		
Deposits and certificates	**$ 708,408**	$ 692,770
Other liabilities	**557,781**	634,256
Future income taxes	**475,350**	449,717
Long-term debt	**1,200,000**	1,225,010
Preferred shares *(Note 3)*	**360,000**	360,000
	3,301,539	3,361,753
Shareholders' Equity		
Share capital *(Note 3)*	**1,486,657**	1,481,519
Contributed surplus	**10,267**	9,213
Retained earnings	**2,034,222**	1,954,391
	3,531,146	3,445,123
	$ 6,832,685	$ 6,806,876

(See accompanying notes to interim consolidated financial statements.)

IGM FINANCIAL INC.

Consolidated Statements of Cash Flows

(unaudited) *(in thousands of dollars)*	THREE MONTHS ENDED MARCH 31 2006	2005
Operating activities		
Net income	**$ 185,253**	$ 160,695
Adjustments to determine net cash from operating activities		
Future income taxes	**25,633**	30,609
Commission amortization	**72,130**	62,607
Amortization of capital and intangible assets	**5,369**	5,698
Changes in operating assets and liabilities and other	**(123,078)**	(102,693)
	165,307	156,916
Commissions paid	**(121,415)**	(112,924)
	43,892	43,992
Financing activities		
Net increase in deposits and certificates	**15,638**	30,036
Repayment of long-term debt	**(25,010)**	(1,785)
Issue of common shares	**5,565**	2,621
Common dividends paid	**(91,266)**	(79,385)
Common shares purchased for cancellation	**(7,454)**	(4,299)
	(102,527)	(52,812)
Investing activities		
Acquisition of additional interest in Investment Planning Counsel	**(156)**	(297)
Purchase of securities	**(10,374)**	(310)
Proceeds from the sale of securities	**52,897**	29,410
Net increase in loans	**(254,087)**	(133,609)
Proceeds from securitizations *(Note 2)*	**85,643**	48,703
Additions to capital assets	**(3,159)**	(2,037)
	(129,236)	(58,140)
Decrease in cash and cash equivalents	**(187,871)**	(66,960)
Cash and cash equivalents, beginning of period	**1,068,061**	864,990
Cash and cash equivalents, end of period	**$ 880,190**	$ 798,030
Cash	**$ 118,090**	$ 65,081
Cash equivalents	**762,100**	732,949
	$ 880,190	$ 798,030
Supplemental disclosure of cash flow information		
Amount of interest paid during the period	**$ 21,322**	$ 22,824
Amount of income taxes paid during the period	**$ 98,130**	$ 67,800

(See accompanying notes to interim consolidated financial statements.)

IGM FINANCIAL INC.

Notes to the Interim Consolidated Financial Statements

MARCH 31, 2006 *(unaudited) (In thousands of dollars, except shares and per share amounts)*

1. SIGNIFICANT ACCOUNTING POLICIES

The interim unaudited Consolidated Financial Statements have been prepared in accordance with Canadian generally accepted accounting principles, using the same accounting policies as set out in Note 1 to the Consolidated Financial Statements for the year ended December 31, 2005. These interim unaudited Consolidated Financial Statements should be read in conjunction with the Consolidated Financial Statements and Notes thereto in the Company's Annual Report dated December 31, 2005.

Certain comparative figures have been reclassified to conform with the current year's financial statement presentation.

2. SECURITIZATIONS

During the first quarter of 2006, the Company securitized $86.1 million (2005 - $49.0 million) of residential mortgages through sales to commercial paper conduits that in turn issued securities to investors and received net cash proceeds of $85.6 million (2005 - $48.7 million). The Company's retained interest in the securitized loans was valued at $1.5 million (2005 - $1.4 million). A pre-tax gain on sale of $0.3 million (2005 - $0.8 million) was recognized and reported in Net investment income and other in the Consolidated Statements of Income.

3. SHARE CAPITAL

Issued and outstanding

	MARCH 31, 2006		DECEMBER 31, 2005	
	SHARES	STATED VALUE	SHARES	STATED VALUE
First preferred shares, Series A	**14,400,000**	**$ 360,000**	14,400,000	$ 360,000
Common shares				
Balance, beginning of period	**264,539,213**	**$ 1,481,519**	264,598,380	$ 1,475,405
Issued under Stock Option Plan	**250,276**	**5,981**	525,533	9,382
Purchased for cancellation	**(150,000)**	**(843)**	(584,700)	(3,268)
Balance, end of period	**264,639,489**	**$ 1,486,657**	264,539,213	$ 1,481,519

Normal course issuer bid

The Company commenced a normal course issuer bid, effective for one year, on March 22, 2006. Under this bid, the Company may purchase up to 13.2 million or 5% of its common shares outstanding as at March 14, 2006. In the first quarter of 2006, 150,000 shares were purchased at a cost of $7.5 million. The premium paid to purchase the shares in excess of the stated value was charged to Retained earnings.

On February 23, 2005, the Company commenced a normal course issuer bid, effective for one year, authorizing it to purchase up to 13.2 million or 5% of its common shares outstanding as at February 18, 2005. In the first quarter of 2005, 114,700 shares were purchased at a cost of $4.3 million and the premium paid to purchase the shares in excess of the stated value was charged to Retained earnings.

4. STOCK-BASED COMPENSATION

	MARCH 31 2006	DECEMBER 31 2005
Common share options		
– Outstanding	**8,961,806**	8,451,760
– Exercisable	**4,280,678**	3,854,090

In the first quarter of 2006, the Company issued 810,400 options to employees (2005 - 1,920,800). A portion of the options granted to employees are subject to performance targets. The weighted-average fair value of options granted during the three months ended March 31, 2006 has been estimated at $8.68 per option (2005 - $7.76) using the Black-Scholes option pricing model, based on the following assumptions: (i) risk-free interest rate of 4.11% (2005 - 4.04%), (ii) expected option life of six years (2005 - six years), (iii) expected volatility of 21.00% (2005 - 25.00%) and (iv) expected dividend yield of 3.17% (2005 - 3.42%).

The Company recorded compensation expense related to its stock option program of $1.4 million (2005 - $0.9 million) for the three months ended March 31, 2006.

5. EMPLOYEE FUTURE BENEFITS

The Company recorded pension and other post-retirement benefits expense as follows:

	THREE MONTHS ENDED MARCH 31 2006	2005
Pension expense	**$ 446**	$ 188
Other post-retirement benefits expense	**962**	972
Total	**$ 1,408**	$ 1,160

6. EARNINGS PER COMMON SHARE

	THREE MONTHS ENDED MARCH 31 2006	2005
Earnings		
Net income	**$ 185,253**	$ 160,695
Number of common shares *(in thousands)*		
Average number of common shares outstanding	**264,647**	264,647
Add:		
– Potential exercise of outstanding stock options	**2,619**	1,768
Average number of common shares outstanding – Diluted basis	**267,266**	266,415
Earnings per common share *(in dollars)*		
Basic	**$ 0.70**	$ 0.61
Diluted	**$ 0.69**	$ 0.60

In certain circumstances, the preferred shares are convertible into common shares. These conversions are not included in the calculation of diluted earnings per share as the Company has the option to settle in cash instead of shares.

7. SEGMENTED INFORMATION

Three months ended March 31 2006	INVESTORS GROUP	MACKENZIE	CORPORATE AND OTHER	TOTAL
Fee and net investment income				
Management	$ 252,414	$ 190,398	$ 9,495	$ 452,307
Administration	45,211	34,723	108	80,042
Distribution	28,721	9,406	18,640	56,767
Net investment income and other	43,713	5,577	7,915	57,205
	370,059	240,104	36,158	646,321
Operating expenses				
Commissions	93,559	91,460	17,390	202,409
Non-commission	71,138	70,651	7,642	149,431
	164,697	162,111	25,032	351,840
Earnings before undernoted	$ 205,362	$ 77,993	$ 11,126	294,481
Interest expense				21,941
Income before income taxes and non-controlling interest				272,540
Income taxes				86,889
Income before non-controlling interest				185,651
Non-controlling interest				398
Net income				$ 185,253
Identifiable assets	$1,559,902	$2,234,671	$ 664,629	$4,459,202
Goodwill	1,347,781	943,550	82,152	2,373,483
Total assets	$2,907,683	$3,178,221	$ 746,781	$6,832,685

IGM FINANCIAL INC.

7. SEGMENTED INFORMATION *(continued)*

Three months ended March 31 2005	INVESTORS GROUP	MACKENZIE	CORPORATE AND OTHER	TOTAL
Fee and net investment income				
Management	$ 217,334	$ 165,933	$ 7,383	$ 390,650
Administration	42,839	35,628	1,018	79,485
Distribution	24,360	9,780	19,196	53,336
Net investment income and other	36,412	4,213	9,000	49,625
	320,945	215,554	36,597	573,096
Operating expenses				
Commissions	75,737	82,702	17,177	175,616
Non-commission	67,058	67,894	7,834	142,786
	142,795	150,596	25,011	318,402
Earnings before undernoted	$ 178,150	$ 64,958	$ 11,586	254,694
Interest expense				22,373
Income before income taxes and non-controlling interest				232,321
Income taxes				71,170
Income before non-controlling interest				161,151
Non-controlling interest				456
Net income				$ 160,695
Identifiable assets	$ 1,412,828	$ 2,225,213	$ 538,632	$ 4,176,673
Goodwill	1,346,245	923,590	101,493	2,371,328
Total assets	$ 2,759,073	$ 3,148,803	$ 640,125	$ 6,548,001

PARGESA HOLDING S.A.

PART E

MARCH 31, 2006

PARGESA HOLDING S.A.

ECONOMIC PRESENTATION OF PARGESA RESULTS

It must be noted that results of the first quarter of 2005 have been restated, following the adoption, at the end of 2005, of IFRS standards by Pargesa.

[in millions of Swiss francs] [unaudited]		Q1 2006	Q1 2005	YEAR 2005
Operating contribution of the main shareholdings				
Consolidated [Imerys] or equity-accounted [Bertelsmann]:				
Imerys				
Share of operating income		**40.5**	35.5	178.7
Bertelsmann				
Share of operating income		**8.0**	12.2	166.6
Preferential dividend		-	-	29.9
Net operating contribution		**8.0**	12.2	196.5
Non-consolidated:				
Total	net dividend	-	-	92.7
Suez	net dividend	-	-	38.1
Lafarge	net dividend	-	-	-
Operating contribution of the main shareholdings		**48.5**	47.7	506.0
per share [SF]		***0.57***	*0.57*	*6.01*
Operating contribution of other shareholdings		**1.4**	2.6	13.8
Operating income contributed by holding companies		**(5.1)**	(3.7)	(10.8)
Operating income		**44.8**	46.6	509.0
per share [SF]		***0.53***	*0.55*	*6.04*
Non-operating income from consolidated or equity-accounted companies		**(3.4)**	(4.6)	18.2
Non-operating income contributed by holding companies		**0.7**	0.7	5.8
Net income		**42.1**	42.7	533.0
per share [SF]		***0.50***	*0.51*	*6.33*
Average number of shares in circulation [thousands]		***84,557***	*84,004*	*84,254*
Average €/SF exchange rate		**1.559**	1.549	1.548

It should be pointed out that it is not possible to extrapolate the results for the whole financial year from Pargesa's first quarter results because (i) results of some shareholdings are subject to marked seasonal variations, (ii) the contribution from non-consolidated holdings is made up of Pargesa's share of the dividends received from these companies — Suez and Lafarge pay their annual dividend in the second quarter, while Total pays its dividend in two instalments, in the second and fourth quarters of each year.

CONSOLIDATED HOLDINGS

› IMERYS recorded a 13.2% rise in net operating income to €64.7 million. Pargesa's share of Imerys' operating income, expressed in Swiss francs, increased by 14.1% to SF40.5 million.

› BERTELSMANN achieved a net income, group share, of €51 million in the first quarter of 2006. This figure includes operating EBIT of €215 million, positive extraordinary items of €9 million, interest expenses of €78 million, taxes of €56 million and minority interests of €39 million.

Pargesa's share of Bertelsmann's net operating income, expressed in Swiss francs, is SF8.0 million. It should be noted that, in the second quarter of 2006, Bertelsmann will pay GBL for the last time the guaranteed dividend of €120 million — approximately SF94 million in terms of Pargesa's share — as provided for in the agreement of March 30, 2001, between GBL and Bertelsmann. Of this SF94 million, SF37 million will constitute a preferential dividend that is not eliminated in the consolidation process, and will form part of Bertelsmann's contribution to Pargesa's operating earnings, as in previous years.

NON-CONSOLIDATED HOLDINGS

As explained above, Total, Suez and Lafarge (which will contribute for the first time in 2006) did not contribute to Pargesa's operating earnings in the first quarter. Dividends per share paid by Total and Suez will increase by 20% and 25%, respectively, in 2006.

OPERATING INCOME CONTRIBUTED BY HOLDING COMPANIES, which is the net sum of financial income and expenses, overheads and taxes, is a net charge of SF5.1 million, compared with a net charge of SF3.7 million in the first quarter of 2005.

NON-OPERATING INCOME: non-operating income from consolidated or equity-accounted holdings amounting to SF(3.4) million essentially consists of Pargesa's share of non-operating income from Imerys and Bertelsmann. Non-operating income contributed by holding companies is SF0.7 million.

PRESENTATION OF RESULTS IN ACCORDANCE WITH IFRS STANDARDS

The simplified presentation of the income statement in accordance with IFRS standards is as follows:

[in millions of Swiss francs] [unaudited]	Q1 2006	Q1 2005	YEAR 2005
Operating income	**1,381.5**	1,271.2	5,165.0
Operating expenses	**(1,238.1)**	(1,122.2)	(4,656.6)
Other income and expenses	**(3.6)**	3.2	146.3
Operating profit	**139.8**	152.2	654.7
Dividends and interest from long-term investments	**-**	-	328.3
Finance costs	**(29.9)**	(18.0)	(48.6)
Taxes	**(25.5)**	(43.4)	(120.0)
Income from associates	**20.0**	14.1	351.3
Consolidated net profit [including non-controlling interests]	**104.4**	104.9	1,165.7
Non-controlling interests	**(62.3)**	(62.2)	(632.7)
Consolidated net profit [Group share]	**42.1**	42.7	533.0
Earnings per share [SF]	***0.50***	*0.51*	*6.33*

Operating income and expenses are principally turnover and operating expenses of Imerys, whose financial statements are 100% integrated into those of Pargesa.

Other income and expenses are capital gains and losses and impairment on Group shareholdings and operations.

Dividends and interest from long-term investments mainly concerns (depending on the relevant period) net dividends received from the investments in Total and Suez, together with the preferential dividend received from Bertelsmann.

Finance costs and taxes consolidate the figures for Pargesa, GBL, Imerys and Orior.

Income from associates represents mainly the 25.1% share in the consolidated net profit of Bertelsmann, which is accounted for using the equity method.

Non-controlling interests essentially concerns the share of income due to the minority shareholders of GBL and Imerys, these two companies being 100% integrated into the Group's financial statements.

DIVIDEND

The Annual General Meeting of Pargesa Holding S.A., held on May 3, 2006, approved the payment of a dividend for 2005 of SF2.15 per bearer share, payable on May 10, 2006. This represents an increase of 7.5% compared to last year.

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POWER CORPORATION OF CANADA



STOCK LISTINGS

Shares of Power Corporation of Canada are listed on the Toronto Stock Exchange, under the following listings:

Subordinate Voting Shares: POW
Participating Preferred Shares: POW.PR.E
First Preferred Shares 1986 Series: POW.PR.F
First Preferred Shares, Series A: POW.PR.A
First Preferred Shares, Series B: POW.PR.B
First Preferred Shares, Series C: POW.PR.C
First Preferred Shares, Series D: POW.PR.D

Shareholders with questions relating to the payment of dividends, change of address and share certificates should contact the Transfer Agent.

TRANSFER AGENT AND REGISTRAR

Computershare Investor Services Inc.
1 800 564-6253 (toll-free in Canada and the U.S.)
or (514) 982-7555

1500 University Street, Suite 700, Montréal, Québec, Canada H3A 3S8
100 University Avenue, 9th Floor, Toronto, Ontario, Canada M5J 2Y1
830-201 Portage Avenue, Winnipeg, Manitoba, Canada R3B 3K6
510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9


Imagine
Caring Company
Une entreprise généreuse

Power Corporation has been designated "A Caring Company" by Imagine, a national program to promote corporate and public giving, volunteering and support in the community.



POWER CORPORATION OF CANADA
751 VICTORIA SQUARE, MONTRÉAL, QUÉBEC, CANADA H2Y 2J3
TELEPHONE (514) 286-7400 FAX (514) 286-7424
WWW.POWERCORPORATION.COM

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